Form 20-F
ZI CORP
filed 2003-05-20
CIK 922658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
( X )	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002

Commission file number: 000-24018

Zi Corporation
(Exact name of Registrant as specified in its Charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

2100, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002.

37,989,250 Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

( X ) Yes ( ) No

Indicate by check mark which financial statement item the registrant has elected to follow.

( X ) Item 17 ( ) Item 18

The Exhibit Index appears on page 112

TABLE OF CONTENTS
PART I	5
Introduction	5
Forward Looking Information	5
Item 1 - Identity of Directors, Senior Management and Advisers	6
Item 2 - Offer Statistics and Expected Timetable	6
Item 3 - Key Information	6
A. Selected Financial Data	6
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8
Item 4 - Information on the Company	25
A. History and Development of the Company	25
B. Business Overview	31
C. Organizational Structure	38
D. Property, Plant and Equipment	39
Item 5 - Operating and Financial Review and Prospects	39
A. Operating Results	40
B. Liquidity and Capital Resources	46
C. Research and Development, Patents and Licenses, etc.	49
D. Trend Information	50
Item 6 - Directors, Senior Management and Employees	53
A. Directors and Senior Management	53
B. Compensation	55
C. Board Practices	61
D. Employees	64
E. Share Ownership	64
Item 7 - Major Shareholders and Related Party Transactions	68
A. Major Shareholders	68
B. Related Party Transactions	68
C. Interests of Experts and Counsel	69
Item 8 - Financial Information	69
A. Consolidated Statements and Other Financial Information	69
B. Legal Proceedings	69
C. Dividend Policy	72
Item 9 - The Offer and Listing	73
A. Offer and Listing Details - Stock Price History	73
B. Plan of Distribution	74
C. Markets	74
D. Selling Shareholders	74
E. Dilution	74
F. Expenses of the Issue	74
Item 10 - Additional Information	75
A. Share Capital	75
B. Memorandum and Articles of Association	75
C. Material Contracts	80
D. Exchange Controls	81
E. Taxation	82
F. Dividends and Paying Agents	87
G. Statement by Experts	87
H. Documents on Display	87
I. Subsidiary Information	87
Item 11 - Quantitative and Qualitative Disclosure About Market Risk	88
A. Financial Instruments	88
B. Foreign Currency	88
Item 12 - Description of Securities Other than Equity Securities	88
PART II	88
Item 13 - Defaults, Dividend Arrearages and Delinquencies	88
Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds	89
Item 15 - Controls and Procedures	89
Item 16 - Reserved	89
PART III	89
Item 17 - Financial Statements	89
Item 18 - Financial Statements	117
Item 19 - Exhibits	117
SIGNATURE	118
CERTIFICATIONS	119

PART I

Introduction

Zi Corporation is a corporation incorporated under the laws of the province of Alberta, Canada and is referred to in this document, together with it subsidiaries, as "Zi" or the "Company". Unless the context otherwise indicates, use of "we", "us", "our" and like terms refers to the Company.

Trademarks or trade names of Zi used in this document include, but are not limited to: Zi®, eZiText®, eZiNetTM, eZiTapTM, Zi ServicesTM, OztimeTM, EnglishPracticeTM. Each trademark, trade name or service mark of any other company appearing in this document belongs to its holder. Zi has obtained registered status on its "eZiText" trademark in the United States, Canada, Australia and in parts of Asia and Europe and registration is pending in China. The wordmark, "Zi", is registered in Canada, China, Japan, the United States, Singapore, Taiwan and Korea.

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting standards ("Canadian GAAP") and are presented in Canadian dollars and include a note to reconcile the statements to financial statements prepared in accordance with United States generally accepted accounting principles ("US GAAP"). All dollar amounts used in this report refer to Canadian dollars unless otherwise stated.

On April 30, 2003, the exchange rate to United States of America ("US") currency was US$0.6976 = CDN$1.00. Please see Item 3 - Key Information - Selected Financial Data for more detailed US dollar to Canadian dollar exchange rate information.

In this document, we may provide cross-references relevant to the information being provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this document which may relate to the disclosure in question.

Forward Looking Information

This Form 20-F annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, the following: our history of operating losses and uncertainty of future profitability; uncertainty as to the degree of and continuing market acceptance of our products and services; uncertainties relating to product development; risks associated with the number, amount and timing of new product introductions; uncertainty regarding patents, proprietary rights and software piracy; variability in customer demand; our dependence on third party performance under marketing and licensing arrangements; risks associated with the contingent nature of continued performance under major sales contracts; rapid technological change and competition; uncertainty regarding the pricing and collection of accounts; uncertainties related to dependence on third-party suppliers; risks associated with dependence on sales in foreign countries; the potential for adverse developments in pending litigation; risks associated with the settlement of a US patent infringement lawsuit; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China"); adverse changes in general business conditions in any of the countries in which we do business; changes in our size and structure; the effectiveness of our management and our strategic relationships, investment risks associated with our e-Learning investments and other risks and uncertainties described under "Item 3 - Key Information - Risk Factors" and elsewhere in this report.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

A. Selected Financial Data

The following table summarizes certain of our selected financial information (stated in thousands of Canadian dollars) prepared in accordance with Canadian GAAP. The table also summarizes certain corresponding information prepared in accordance with US GAAP. The information in the table was extracted from the more detailed financial statements for the fiscal year ended December 31, 1998 through the fiscal year ended December 31, 2002, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 17 - Financial Statements". The consolidated statements of loss and deficit data for fiscal years 1998 and 1999, and the consolidated balance sheet data as of December 31, 1998 and December 31, 1999, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period.

	2002	2001	2000	1999	1998
	(in thousands of Canadian dollars except per share data)
Revenue from continuing operations	13,204	5,379	4,742	2,455	1,621
Operating loss from continuing operations	(30,674)	(12,047)	(8,735)	(5,637)	(2,444)
Operating loss from continuing operations per share	(0.81)	(0.32)	(0.24)	(0.18)	(0.09)
Net loss from continuing operations	(31,310)	(10,724)	(5,468)	(5,503)	(2,282)
Net loss from continuing operations per share	(0.83)	(0.29)	(0.15)	(0.18)	(0.08)
Net loss	(40,387)	(18,682)	(11,958)	(5,503)	(2,282)
Net loss and diluted net loss per share	(1.07)	(0.50)	(0.33)	(0.18)	(0.08)
Total assets	18,264	48,082	62,853	34,003	3,758
Capital stock	96,743	94,872	91,976	53,327	17,475
Deficit	(91,382)	(50,995)	(32,313)	(20,355)	(14,851)
Net assets	5,361	43,877	59,663	32,972	2,624
Outstanding shares, in thousands	37,914	37,545	36,991	34,819	28,349
US GAAP
Revenue from continuing operations	13,204	5,379	6,515	2,092	212
Operating loss from continuing operations	(30,492)	(11,985)	(7,224)	(6,253)	(3,636)
Operating loss from continuing operations per share	(0.81)	(0.32)	(0.20)	(0.20)	(0.13)
Net loss from continuing operations	(31,127)	(10,662)	(3,956)	(6,119)	(3,474)
Net loss from continuing operations per share	(0.82)	(0.29)	(0.11)	(0.20)	(0.12)
Net loss	(40,204)	(18,621)	(10,447)	(6,119)	(3,474)
Net loss and diluted net loss per share	(1.06)	(0.50)	(0.29)	(0.20)	(0.12)
Total assets	18,264	47,900	62,609	33,044	2,930
Capital stock	130,145	128,273	125,378	86,676	50,825
Deficit	(124,784)	(84,579)	(65,959)	(55,512)	(49,393)
Net assets	5,361	43,694	59,419	31,164	1,432
Outstanding shares, in thousands	37,914	37,544	36,991	34,819	28,349

Reference is made to note 17 of our December 31, 2002 financial statements included herewith in Item 17 - Financial Statements, for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on our financial statements.

To date, we have not paid any dividends on shares, and do not anticipate doing so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, earnings, capital requirements, and our operating and financial condition.

Currency and Exchange Rates

The following table sets out the exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods:

	US Dollars Per One Canadian Dollar Year Ended December 31
	2002	2001	2000	1999	1998
End of period	0.6339	0.6275	0.6666	0.6925	0.6504
Average for the period	0.6369	0.6461	0.6740	0.6744	0.6715
High for the period	0.6613	0.6714	0.6983	0.6925	0.7105
Low for the period	0.6202	0.6227	0.6397	0.6535	0.6341

The following table sets out the high and low exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	US Dollars per One Canadian Dollar
	November 2002	December 2002	January 2003	February 2003	March 2003	April 2003
High for the month	0.6436	0.6462	0.6586	0.6739	0.6836	0.6976
Low for the month	0.6287	0.6339	0.6381	0.6537	0.6692	0.6736

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on May 9, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollar into Canadian dollars was US$1.00 = CDN$1.3930.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following lists risk factors that are pertinent to us. (The list is not indicative of any order of priority.)

1. Risk Factors Specific to Our Zi Technology Business Unit

Zi Technology's Input Technology Industry

The development of input technologies markets depends upon:

  the growth of third party applications incorporating our products and technologies;

  the demand for new applications;

  the ability of our products and technologies to meet and adapt to these needs; and

  continuing price and performance improvements in hardware and software technology to reduce the cost and increase the performance of products incorporating our products and technologies.

These markets may not develop further and the current level of market acceptance of our products may decrease or may not be sustainable. We must adapt to rapid changes in technology and customer requirements to remain competitive.

The market for our products has been characterized by:

  rapid technological change;

  frequent product introductions; and

  evolving customer requirements.

We believe that these trends will continue into the foreseeable future. Our success will depend, in part, upon our ability to:

  enhance our existing products;

  develop successfully new products that meet increasingly demanding customer requirements; and

  gain market acceptance.

To achieve these goals, we will need to continue to make substantial investments in product development and marketing. We may not:

  have sufficient resources to make these investments;

  be successful in developing product enhancements or new products on a timely basis, if at all; or

  be able to market successfully these enhancements and new products once developed.

Further, our products may be rendered obsolete or uncompetitive by new industry standards or changing technology or developments by competitors.

Our technologies have not, as yet, developed sufficient market acceptance to permit us to achieve profitability on a continuing basis, and there is no assurance that they will be able to do so in the future.

If the market for our products does not develop on a continuing and sustainable basis, our financial position will be adversely impacted, could include recording additional impairment charges on the value of deferred software development costs.

New Product Development

To succeed we must develop and integrate new products and enhance the performance and functionality of existing products on a timely basis and within budget.

Developing and applying our technology has required, and will continue to require, substantial technical innovation. Once we have developed, acquired or licensed a technology, we must adapt that technology to meet the specific requirements of the application in which it is to be integrated. The adaptation process can be time-consuming and costly to both us and our customers. The quality and resulting market acceptance of the end product may depend, to a substantial extent, upon the success of this adaptation. We may not be successful in developing new products, integrating new technologies, or enhancing the performance of our existing products on a timely basis or within budget, if at all.

Dependence on International Sales

Our products and technologies are sold in a number of countries throughout the world. The primary markets for our products and technologies are Asia, North America and Europe. Our international business operations expose us to difficulties in coordinating our international activities and dealing with multiple regulatory environments, as well as to risks of international political and economic conditions.

International Business Operations

Our global business may be materially adversely affected by:

  political and economic changes and disruptions in the countries into which we sell products or have operations;

  limits on repatriation of earnings;

  changes in various regulatory requirements and the cost of compliance with a wide variety of laws;

  governmental currency controls;

  export/import controls;

  tariff regulations and other trade barriers;

  costs and risks of localizing products for foreign countries;

  difficulties in staffing and managing operations in multiple locations in many countries;

  greater difficulties in trade accounts receivable collection; and

  possible adverse tax consequences.

In addition, our operations and the market price of our common stock may also be affected by adverse economic conditions in Asia, North America and Europe. Our operations and our ability to continue to generate significant revenues in these regions may be affected by adverse economic conditions or political instability in such regions as well as other external business risks.

There can be no assurance that such factors will not materially adversely affect the revenues from our international business and, consequently, our results of operations. In addition, revenues and/or earnings earned abroad may be subject to taxation by more than one jurisdiction, or certain expenses which we have claimed as a deduction for tax may be disallowed for various reasons by a domestic or foreign jurisdiction, which could materially adversely affect our earnings.

Management of Growth

We believe that continued growth in the number, breadth and complexity of our product lines and services while controlling our operating costs will be required to establish and maintain our competitive position. Our growth, coupled with the rapid evolution of our markets, has placed, and is likely to continue to place, significant strains on our administrative, operational and financial resources and increased demands on its internal systems, procedures and controls, particularly as this growth has been, and will likely continue, on a global basis. There can be no assurance that our present administrative infrastructure, systems, procedures and controls will adequately support our operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for our products and services. If we are unable to manage any future growth effectively, our business, operating results and financial condition will be materially adversely affected.

Reliance on OEM Customers

Our royalty and licensing fee based revenues depend in part on our ability to successfully integrate and maintain compatibility of our technology with the applications of our original equipment manufacturer ("OEM") customers. Because the Zi Technology business requires third party integration of our eZiText technology into OEM customer products, lead time to revenue recognition is longer than software products directly released into consumer channels. Purchase of our products by OEM customers often requires a significant expenditure of time and resources by a customer. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of our products and technologies. During this evaluation period, we may expend substantial sales, marketing and management resources.

Further, our products and technologies sold and integrated into customer applications are subject to both customer production schedules and customer success in marketing the products and generating product sales. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays. We may not be successful in continuing to be selected as the language enabling technology for these OEMs, and the failure to be selected by our OEM customers would have a material adverse effect on our sales. See Item 4 - Information on the Company - Business Overview. In addition, the resolution of a patent infringement claim restricts the Company and its affiliates from using and selling certain earlier versions of eZiText for Latin based languages in the United States. See Item 3D - Risk Factors - Risks Related to Settlement of Tegic Lawsuit. Furthermore, due to our royalty based revenue model, the failure of our key OEMs to achieve market acceptance of products incorporating our software could have a material adverse effect on our business, operating results and financial condition.

Some of our major direct customers are not profitable and are subject to reduced demand for products and services currently affecting the telecommunications industry.

In 2002, we derived 25 percent of our total revenue for all business units from 2 customers compared to 44 percent of our total revenue during the year ended December 31, 2001, and 75 percent of our total revenue in the year ended December 31, 2000. Because of our dependence on royalties and licensing fees from OEMs that incorporate our eZiText technologies into their products, relatively few potential customers have in the past accounted for a significant portion of our revenues. Our reliance on a limited number of customers has been significantly reduced over the past three years; however, we believe that revenue derived from current and future customers who dominate handset phone manufacturing will continue to represent a significant portion of our total revenue for eZiText technologies. Our inability to continue to secure and maintain a sufficient number of contracts from such dominant OEM players would have a material adverse effect on our business, financial condition, operating results and cash flows derived from eZiText technologies. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

Dependence on Proprietary Technology

Our success is heavily dependent upon our proprietary technology. Certain elements of eZiText are the subject of a patent issued and allowed by the United States Patent and Trademark Office, a patent issued by The People's Republic of China State Intellectual Property Office and a patent issued by the Intellectual Property Office of Taiwan. In addition to our patents, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such means of protecting our proprietary rights may not be adequate because such laws provide only limited protection. Despite precautions that we take, it may be possible for unauthorized third parties to duplicate aspects of our technologies or current or future products or technologies of our business units or to obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of proprietary rights is difficult, and some international laws do not protect proprietary rights to the same extent as United States laws. Litigation periodically may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

Risks Related to Settlement of Tegic Lawsuit

As described in Item 8B - Financial Information - Legal Proceedings, the Tegic Lawsuit was settled between the Company and America Online Inc. ("AOL") by a written settlement agreement dated December 6, 2002. By the terms of settlement, the Company paid a certain amount to AOL on execution of the settlement agreement and remains obliged to make certain additional payments to AOL in designated partial installments in the total sum of US$1,500,000 (the "Outstanding Balance") beginning in June 2003 and terminating on January 2, 2004 (collectively, the "Settlement Amount"). The Settlement Amount is less than the damages award of US$9,000,000 entered in judgement in this lawsuit (the "Damages Award"). In the event that any of the scheduled Outstanding Balance payments are not made within ten days of the payment date, then the amount of the Damages Award less all payments made to AOL on account of the Settlement Amount (the "Default Payment Amount") becomes immediately due and payable by the Company to AOL and security agreements granted by the Company and its affiliate Zi Corporation of America, Inc. to secure payment of the Default Payment Amount become enforceable. In the event of any payment default, the Default Payment Amount would range between US$4,500,000 to US$6,000,000 depending upon the date of payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements granted by the Company and its affiliate, Zi Corporation of America, Inc., to AOL will be terminated and the Company is fully released from any obligation to pay to AOL the Default Payment Amount.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance, any of the following circumstances occurs and is not cured within ten days of occurrence:

(i)	if the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	if the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining Settlement Amount payments;
(iii)

if the Company or any of its affiliates violates the terms of the Consent Judgement entered on December 20, 2002 in the Tegic Lawsuit (the "Consent Judgement"). By the terms of the Consent Judgement, the Company and its affiliates are permanently enjoined from infringing the Tegic US patents which were the subject of the lawsuit by selling, making, using, importing or offering for sale in the United States versions 4.0, 4.1 and 4.2 of the Company's eZiText product for alphabetic languages or any product that is not colourably different from such versions ( the "US Restricted Versions of eZiText"); or

(iv)	if the Company breaches any of the terms of the settlement agreement.

In the event that any of the circumstances which trigger payment of the Default Payment Amount occur, the ability of AOL to claim and enforce payment of the Default Payment Amount from the Company, including, where applicable, the enforcement of the granted security agreements, would have a material adverse effect upon the Company's financial condition and business operations.

The Company intends to fully comply with the terms of the settlement agreement and believes that it will have the financial resources necessary to fund the remaining installment payments due under the settlement agreement. The injunction under the Consent Judgement which prohibits the sale or use in the United States of certain identified versions of the Company's eZiText product refers only to earlier versions of the Company's eZiText product which are not currently sold or offered for sale or used by the Company in the United States. This injunction does not apply to or prohibit the sale or use of such earlier versions of the Company's eZiText product in countries other than the United States. See Item 8B - Financial Information - Legal Proceedings.

In the ordinary course of business, the Company, Tegic and others seek to protect their intellectual property in various countries and jurisdictions through administrative proceedings and civil litigation. The settlement of the Tegic Lawsuit dealt only with certain patent infringement claims in the United States. The Company is currently challenging Tegic's patent claims outside of the United States in administrative proceedings, which are pending. The outcome of any of these proceedings, if determined adversely, raises the possibility that additional civil action could follow.

Risks Related to Indemnity Claims from Third Parties

The Company is subject to the following third party claims or possible claims with respect to eZiText, our primary product currently generating revenues for the Company:

On August 18, 2000 we received a notice from Beijing Ericsson Mobile Telecommunication Co., Ltd., that they had been made party to a patent infringement claim made in the Beijing High People's Court (the "High Court") in Beijing, PRC. On February 22, 2001, we received another notice from Ericsson (China) Co., Ltd. that they had also been made party to a patent infringement claim by the same plaintiffs, Dalian Hanpu Applied Technology Co. Ltd., Hu Xianhua and Hu Bin, in the Second Intermediate People's Court of Beijing (the "Lower Court") in Beijing, PRC. Both claims will be collectively referred to as the "Ericsson/HuBin Claims" and the Ericsson parties named in the Ericsson/HuBin Claims shall be referred to as "Ericsson". Under the respective notices sent to us, Ericsson asserted its rights to indemnification granted by us to Ericsson under our Chinese eZiText license agreement with Ericsson signed February 17, 1998 (the "Ericsson Chinese License Agreement"). Pending determination of the actual scope of the alleged infringement and whether the scope of indemnity provided under the Ericsson Chinese License Agreement applies, we have taken a course of action where we pay for Ericsson's legal fees and where we exercise sole control of the conduct of Ericsson's defense against the Ericsson/HuBin Claims. Ericsson is actively cooperating and participating with Zi to defend against the Ericsson/HuBin Claims. We believe that the allegations are unfounded and without merit and Zi and Ericsson are vigorously defending against the Hu Bin claims. Furthermore, Ericsson, with our support, have made an application to the PRC Patent Office seeking invalidation of the HuBin Patent. An invalidation hearing was held with the PRC Patent Re-examination Board on May 27, 2002. We have not received a ruling from the PRC Patent Re-examination Board in regard to the application for invalidation of the Hu Bin Patent.

On April 5, 2001, we received a notice from Alcatel Suzhou Communication Co., Ltd. that Alcatel Suzhou Communication Co., Ltd, and Yanshaqiro Trading Branch of Beijing Yingcong Science and Trade Center have been made parties to a patent infringement claim in the PRC (the "Alcatel/Hu Bin Claims") filed in the Lower Court. We have disputed the applicability of the indemnity provided by us to Alcatel under the license agreement dated October 20, 1999 (the "Alcatel License Agreement") in respect of the Alcatel/HuBin Claims. To date, we are not providing any indemnification to Alcatel in respect of Alcatel's defense of the Alcatel/Hu Bin claim; however, we have been actively providing Alcatel technical support for their defense.

On May 16, 2002, we received copies of Lower Court rulings made in favour of Ericsson and Alcatel which rejected the plaintiffs' claims of infringement. See Item 8 - Financial Information - Legal Proceedings. Both Lower Court rulings have been appealed by the plaintiffs to the High Court. Both Ericsson and Alcatel are actively defending the appeals.

We have, pursuant to our license agreements, agreed to indemnify and hold harmless our licensees from and against any third party infringement claims, losses, damages, judgements and expenses ("Indemnity Costs") arising from the infringement or violation of any patent, copyright or trade secret rights by our licensed software. Under our license agreements, we have agreed to defend or settle, at our own expense, any suits or proceedings brought against our licensees for such infringement or violation and will pay all damages or expenses, including reasonable lawyers fees; provided that such licensee gives us: (a) prompt notice of any threatened claim; (b) information, reasonable assistance and reasonable cooperation for the defence or settlement thereof, and (c) sole control of any defence or action related thereto. We are not responsible for any claimed infringement or violation which arises from the modification of our software or any portion thereof by any party other than ourselves, or the combination of our software or any portion thereof with any ancillary software devices not provided by us which are attached or used in connection with our software, provided that the claimed infringement or violation would not have resulted but for such modification or combination. If the conditions of the indemnification are met, significant Indemnity Costs may be incurred and in addition to liability for any damages, we may be required to license the intellectual property rights of third parties or cease using the technology, any of which could materially adversely affect our business. We do not carry insurance coverage against such loss.

Although we believe the plaintiff's claims made against Ericsson and Alcatel are without merit based on the information available to us, there cannot be any assurance that an adverse judgement by PRC Courts will not be made.

Any adverse judgement made against Ericsson and/or Alcatel may impact the ability of our other eZiText licensees' to sell eZiText embedded products in China as they may also be subject to similar lawsuits or claims of patent infringement. Such restrictions would have a significant adverse impact on our eZiText royalty revenues derived from sales in China.

The US Restricted Versions of eZiText as described in Item 3D - Risks Related to Settlement of Tegic Lawsuit have been licensed by the Company or its affiliates to a number of customers in countries other than the United States and may, in the future, be licensed to customers outside the United States. The Company has taken measures that it considers appropriate to mitigate possible patent infringement liability risks that may arise in the United States associated with the past and any future delivery of the US Restricted Versions of eZiText to customers in countries other than the United States. There can be no assurance that actions taken by the Company will prevent in the future possible patent infringement claims in the United States for which the Company will be responsible.

For legal proceedings directly against the Company and its affiliates respecting eZiText. See Item 8B - Financial Information - Legal Proceedings.

General Risks Related to Infringement Claims

We and/or our licensees may also be sued in the future by third parties for infringement of their proprietary rights. The input technology area is characterized by the existence of a large number of patents and trademarks. Intellectual property claims, with or without merit, are time-consuming and expensive to litigate or settle. We have incurred substantial costs related to patent infringement litigation in the sum of $10.8 million for defense and settlement of such claims. Any existing litigation, continuing litigation or any new litigation (including, but not limited to, patent infringement litigation) could divert management's attention from administering its core business. Copyright law, international conventions and international treaties may provide meaningful protection against unauthorized duplication of our software, but the laws of foreign jurisdictions may not protect our proprietary rights to the same extent as the laws of the United States or Canada. We believe we have taken precautions reasonable in our industry to protect our intellectual property.

Risks Related to Receipt and Reporting of Licensing Revenue

The terms of licensing agreements with customers provide for payment of licensing fees and royalties upon implementation by customers of the Company's text input software products on wireless devices and the reporting of such implementation and calculation of royalties payable by our customers to the Company or its affiliates. The Company and its affiliates rely and depend upon the fair, accurate and timely reporting of implementations by our customers in determining the payment obligations and liabilities of our customers. The licensing agreements do contain inspection and audit rights to confirm the accurate reporting obligations of our customers. Errors and omissions in the reporting and receipt of licensing revenue can occur as the circumstances and events which trigger the payment of licensing revenues are beyond the control and outside the knowledge of the Company and its affiliates.

Dependence on Key Personnel

Our Company's success will be dependent, in part, on the performance of its personnel who develop our technology and manage its business. We have personnel that we believe are competent in the development of our technology, services and software related products and have endeavoured to hire and retain qualified managerial and technology development services people for the development and expansion of the Zi Technology business. Nevertheless, failure to retain their expertise or to attract and retain key personnel with necessary technological and marketing skills, in addition to Michael Lobsinger, Chief Executive Officer, Gary Kovacs, President, Dale Kearns, Chief Financial Officer and Todd Simpson, Chief Technology Officer, could have a materially adverse effect upon our ability to grow and operate profitably. Competition for qualified personnel is intense and we may fail to attract or retain other highly qualified personnel. Subsequent to December 31, 2002, the employment contract in respect of the Chairman and Chief Executive Officer was extended. The employment contract in respect of the President expires on October 15, 2003. See Item 6A - Directors and Senior Management Item 7 - Employment Contracts.

2. Risk Factors Specific to Our Oztime Business Unit

Limited Operating History of Oztime

Oztime is an early stage e-Learning PRC-based company organized in 2001 following our acquisition of the business of Oztime in 1999 by our acquisition of Beijing Oz. See Item 4 - Information on the Company - Acquisition of Oztime. Oztime's business plan currently focuses on developing three main business segments: Learning Management Software, providing online Courseware development services and marketing online English as Second Language training. The development of each of these three business segments is still at an early stage and, as a result, we can only provide limited operating history upon which an investor can evaluate Oztime's business. Oztime has experienced limited development and growth of the market for its products in China and lacks sales channels for expanded distribution of its products. There are considerable risks, expenses and uncertainties facing Oztime in the new and rapidly evolving e-Learning industries in China. Some of these risks include Oztime's ability to:

  develop a business model for the Chinese market capable of generating revenue on a sustained basis;

  attract and retain audiences for its internet based English as a Second Language ("ESL") programs;

  expand and improve the content and services of its products;

  attract corporate buyers for Oztime's learning management software system;

  maintain Oztime's current customer relationships;

  develop new strategic relationships;

  effectively respond to any competitive pressures;

  attract and retain qualified management and personnel in China; and

  operate effectively in China.

If Oztime is unsuccessful in effectively dealing with these risks, our operating results and financial condition could be materially affected. In 2002, we incurred losses associated with Oztime's business in China of $8.4 million, including provision for the impairment of goodwill and deferred software development costs.

Emerging Language and Education Software Technologies Industry

The language and education software technologies industry in which Oztime competes is relatively new and the market for its products may never fully develop.

Because the language and education software technologies industry is relatively new and rapidly evolving, it is difficult to accurately predict demand and market acceptance for Oztime's recently introduced products and products under development. Increased acceptance of Oztime's products and technologies will depend upon:

  the development of Oztime's targeted markets;

  the performance and price of Oztime's products and Oztime's competitors' products;

  customer service; and

  customer reaction to those products.

Uncertainty of Asian Internet Usage

In regard to our development of Oztime, and relative to the relationship between internet usage and the requirement for an easy to use Chinese character input system, the use of the internet in Asia is in an early stage of development and its usage and rate of growth in Asia is unascertainable. The Asian markets for internet-related products or services are highly dependent upon the increased use of the internet for information publication, distribution, commercial applications and on the development of the internet as an advertising medium. There can be no assurance that communication or commerce over the internet in Asian markets will become widespread. Critical issues concerning the commercial use of the internet in Asian markets, including security, reliability, cost, ease of use, access, quality of service and acceptance of advertising, remain unresolved and may retard the growth of internet use or the placement of advertisements on the internet. If widespread commercial use of the internet in Asian markets does not develop, or if the internet does not develop as an attractive medium for on-line education and/or advertising, our business, operating results and financial condition could be materially adversely affected.

Access to the internet requires relatively advanced telecommunications infrastructure which many parts of Asia lack. The quality and continued development of the telecommunications infrastructure in Asia will have a substantial impact on our ability (and in particular, the ability of Oztime) to deliver services and on the market acceptance of the internet in Asia in general.

Usage of Oztime's services may decrease if Oztime's Internet infrastructure experiences system disruptions, long response times, impaired quality or loss of important data. Because we anticipate that a portion of Oztime's revenues will depend on access to hosted Application Service Provider model services, its business may be adversely affected if these problems occur.

Additionally, China requires all internet users and service providers to register and receive government approval in order to use the internet. It is possible that new laws or regulations may be adopted with respect to the internet relating to issues such as user privacy, pricing and characteristics and quality of products and services. The adoption of such laws or regulations may retard the growth or use of the internet in China, which could adversely affect demand for Oztime's products and services. Such laws or regulations also could result in significant potential liability to internet service providers, including Oztime, as well as additional costs and technological challenges in complying with any mandatory requirements. The legal and regulatory environment that pertains to the internet in China is uncertain. Such uncertainty and any new regulations that may be imposed could prevent or limit Oztime's ability to operate in China, increase its cost of doing business and prevent it from delivering its products and services over the internet. The growth of the internet may also be significantly slowed by any such regulations which could in turn, affect the expansion of Oztime's user base. There is no assurance that new laws and regulations, or interpretations of existing laws and regulations, will not restrict foreign ownership of internet based companies in China or have an adverse impact on Oztime's business. New and existing laws may cover issues such as: characteristics and quality of products and services; nature and content of internet materials; consumer protection; advertising controls; copyright, trademark and patent infringement; pricing controls; controls on foreign ownership; and national security.

Investment Risks Related to Oztime

There can be no assurance that the Company will be successful in any potential divestment of this investment or that the Company will realize full value for its investment in Oztime from any potential divestment efforts.

3. Risk Factors Specific to Investment in Magic Lantern Group, Inc.

During 2002, we invested $2.5 million to purchase MagicVision Media Inc., the holding company for Magic Lantern Communications, Ltd. and its subsidiaries. As described in Item 4A - History and Development of the Company - Dispositions and Discontinued Operations - The Magic Lantern Group, we subsequently sold the shares of MagicVision Media and received, in addition to other consideration, a 45% equity interest in JKC Group, Inc., an AMEX-listed company which subsequently changed its name to Magic Lantern Group, Inc. ("MLG"). As a result of this disposition, we will only receive a return on our investment if MLG pays dividends or if we are able to sell our shares in MLG.

In MLG's filings with the Securities and Exchange Commission, MLG has stated that it is expected that earnings, if any, will be retained to be used in its business and will not be paid as dividends. Furthermore, MLG incurred losses for the past three years and there can be no assurance that it will become profitable, if at all. Accordingly, it is unlikely that we will receive dividends with respect to our investment in MLG.

While in the future we may seek to monetize some or all of our position in MLG, there can be no assurance that we will be able to do so or to do so at values that will recover our investment in this business. While we have obtained registration rights for the common shares to be publicly traded in certain circumstances, the trading volumes for the stock of MLG on the American Stock Exchange are low and there is limited liquidity for the stock on such exchange. In addition, as an affiliate of MLG, there are securities law restrictions which may limit our ability to sell our shares of MLG.

MLG has a history of operating losses and is in need of additional capital to carry out its business plan. As a result of this history of operating losses, MLG's auditors have included a "going concern" qualification in their report on MLG's financial statements. If MLG is unable to obtain financing, we may be at risk of losing the value of this investment.

4. Risk Factors Common to Our Zi Technology Business Unit and Investments in Oztime and Magic Lantern Group, Inc.

General

We are a global company and conduct business in many countries of the world across several continents, including North America, Asia and Europe. Our business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. We try to minimize these risks, but there can be no assurance that they can be avoided, or that they will not have a material adverse effect on our business.

We cannot predict the nature of future legal or regulatory restrictions that may be imposed on any element of our business. Changes in the regulatory or technological environment in which we operate may make full regulatory compliance a challenge and the cost of regulatory compliance could have a material adverse effect on our business or our finances.

The market price of our common shares could be subject to significant fluctuations in response to various factors and events, including quarterly variations in operating results, the liquidity of the market for the common shares, announcements of business developments by us or our competitors, the addition of customers in connection with acquisitions, the introduction of new services, changes in the operating structure of the business, changes in general market conditions, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies. These market fluctuations often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares. As well, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies experiencing such fluctuations and volatility. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

Limited Operating History; Losses; Accumulated Deficit; Increased Expenses

We have a limited operating history upon which an evaluation of our present business and future prospects can be based. We have incurred net losses in each of the last five fiscal years, including losses of $40,387,100, $18,682,290 and $11,958,066 during 2002, 2001 and 2000, respectively. As of December 31, 2002, we had an accumulated deficit of $91,382,073.

We reported revenue from continuing operations of $13,203,597, $5,378,904 and $4,742,468 during 2002, 2001 and 2000 respectively. We have experienced revenue growth from our continuing businesses but there can be no assurance that we can generate substantial revenue growth in the future or that any revenue growth that has been achieved can be sustained.

In addition, our operating expenses from continuing operations increased to $42,249,773 in 2002 from $15,786,084 and $12,441,949 in 2001 and 2000, respectively. Our operating expenses may increase further in order to fund higher levels of research and development, increase our sales and marketing efforts, develop new distribution channels, continue to fund Beijing Oz Education & Network Technology Co. Ltd.'s ("Oztime", an indirect subsidiary of Zi Corporation) online education service support capabilities and increase our administrative resources in anticipation of future growth. Where such expenses precede or are not subsequently followed by increased revenues, our business and our operating results and financial condition could be materially adversely affected. There can be no assurance that we will achieve or sustain profitability. In addition, in view of recent revenue growth, the rapidly evolving nature of our business and markets and our short operating history, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Capital Requirements

We require capital to finance the continued growth of operations. We also require capital to repay debt obligations and to fund final payments due under a settlement agreement with AOL. See Item 5 - Operating and Financial Review and Prospects - Cash Requirements Outlook. To date, we have financed the majority of our growth largely through private placements of common shares. As of May 9, 2003, our cash position was approximately $1.7 million. Unless and until our cash flow from operations is sufficient to meet our operating capital requirements, any shortfall must be covered by our cash position, the sale of securities or through other forms of third party financing. We believe our current cash resources will be adequate to support our existing business activities until December 31, 2003, assuming a near term divestiture of Oztime, a reduced level of expenditure on short term credit, stable revenue and absent unexpected costs or expenses. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Thereafter, we may still require additional financing to support our continued operations. There can be no assurance that sufficient financing will continue to be available to sustain our operations and growth, to develop new and existing markets or to complete development of products that fully exploit our owned or licensed technologies. Failure to obtain adequate additional financing on a timely basis could have a material adverse effect on our business.

Potential Fluctuations in Quarterly Operating Results

We have experienced, and are likely to continue to experience, significant fluctuations in quarterly operating results caused by many factors. These factors include:

  dependence on the market acceptance and sales of our licensees' products in which eZiText is embedded;

  seasonality of sales of our licensees' products;

  changes in the demand for our technology or for Oztime's products and services;

  the introduction or enhancement of products and services by us and our competitors and market acceptance of those enhancements or products;

  delays in the introduction of products or enhancements by us or our competitors;

  changes in our pricing policies or those of our competitors;

  the mix of distribution channels through which products are sold and the mix of products and services sold;

  the mix of international and North American revenues;

  foreign currency exchange rates and general economic conditions; and

  legal and other costs associated with defense and resolution of patent infringement claims.

In addition, there are several factors that could cause material fluctuations in our revenues from quarter to quarter, including:

  the size and timing of individual license transactions by our customers;

  the potential for delay or deferral of customer implementation of our technology;

  the terms of future licensing arrangements between us and our customers;

  inaccuracies in reporting of royalties and license fees by customers;

  geopolitical events;

  world health factors; and

  credit risks such as bankruptcies or other economic hardships affecting any of our customers.

Dilutive Future Financings

Additional future financings may involve the issuance of additional common shares or other equity and/or debt securities and other forms of borrowing. Issuances of additional equity securities may dilute the per share value of common shares held by our existing shareholders. If we issue debt securities or obtain other forms of borrowings, we may have to accept terms or borrowing arrangements that limit our ability to incur additional debt, require us to maintain certain financial ratios or subject us to other covenants that could restrict our business and growth.

Risks Associated with Acquisitions

As part of our business strategy, we have in the past and expect to continue to acquire other businesses and technologies. Acquisitions involve a number of risks, including:

  the difficulty of integrating the operations and personnel of the acquired businesses;

  the potential disruption of our ongoing business and distraction of management;

  the difficulty in incorporating acquired technology and rights into our products and technology;

  unanticipated expenses and delays relating to the completion of acquired development projects and technology integration;

  the management of geographically remote units;

  the maintenance of uniform standards, controls, procedures and policies;

  the impairment of relationships with employees and customers as a result of any integration of new management personnel;

  risks of entering markets or types of businesses in which we have either limited or no direct experience;

  uncertain market acceptance of acquired products and services;

  the potential loss of key employees of the acquired businesses; and

  potential unknown liabilities or other difficulties associated with acquired businesses.

We acquired the businesses of Oztime in 1999, Telecom Technology Corporation Limited (our former Zi Services business unit) in 2000 and Magic Lantern in 2002. These acquisitions required substantial integration and management efforts and also required commitment of cash resources. As a result of these and other risks, we may not realize anticipated benefits from such acquisitions. In 2002, we incurred losses and writedowns of costs of $9.1 million associated with our former Zi Services business unit and $8.4 million associated with Oztime. There can be no assurance that additional losses or writedowns of costs will not be incurred in regard to any future acquisitions by the Company.

Complying with Foreign Laws and Regulations

We carry on operations in different countries all over the world and are subject to the laws, rules, regulations, standards and the court systems of many jurisdictions.

We have invested a substantial amount of resources in opportunities and business operations outside of North America, including in China, and may make additional international investments in the near future. We encounter a number of legal and regulatory risks by investing in foreign opportunities including:

  loss of revenue, property and equipment from expropriation, nationalization or changes in foreign laws and regulations;

  increases in taxes and governmental royalties and involuntary changes to our licenses issued by, or contracts with our foreign commercial enterprises;

  changes in foreign and domestic laws and policies that govern operations of overseas-based companies and technologies industries;

  amendments to, or different interpretations or implementations of, foreign tax laws and regulations that could adversely affect the after tax profitability of our subsidiaries;

  possible corruption in the countries in which we and our subsidiaries operate businesses, which could significantly hurt economic growth in these countries and our ability to develop a viable market in these countries or compete effectively; and

  official data published by the governments of many of the countries in which we operate is potentially and substantially less reliable than that published by Western countries.

Laws and policies restricting foreign alliances, partnerships, investments, distribution or sale in the language and education software technology industry could adversely affect our operations in these countries.

We may also be materially adversely affected by laws restricting foreign alliances, partnerships and investment in the technology and information industries. Some countries have extensive restrictions on foreign alliances, partnerships and investments in the information industries. For example, China has substantial limitations on companies that provide content on the Internet and dissemination of information on the Internet. Internet service providers are governed under telecommunications laws which substantially restrict foreign ownership and investment in telecommunications companies in China. In 1999, the Chinese government requested the termination of certain Chinese-foreign corporations on the basis that the structure used for these corporations was no longer permitted. There is no way of predicting whether the governments in the countries in which we operate will enact any similar limitations with respect to Oztime or any of the products or services that we sell or license, or whether any such law, if enacted, will force us to reduce or restructure our products and offerings in such countries. The realization of any of these possibilities may substantially increase our costs of doing business or delay the commercialization of our products, which may adversely affect our business and results of operations.

We may be materially adversely affected by foreign laws restricting the repatriation of earnings. For example, the distribution of earnings from China to foreign countries is subject to the approval of the Chinese Central Bank. The procedures are complicated and time consuming. In addition, few companies have been successful in the repatriation of capital invested in China.

We may become subject to claims from third parties (including foreign government agencies) based in foreign jurisdictions for violations of their laws. These laws may be changed or new laws may be enacted in the future. The administration and enforcement of law and justice in some jurisdictions that we do business in may be different and therefore unpredictable relative to US practice. International litigation is often expensive, distracting and time consuming. These consequences could be particularly disruptive to us given our relatively small size of operations and limited resources. Accordingly, any occurrence of the foregoing could have a material adverse effect on our business.

Foreign Currency Exchange

A significant portion of our revenues and expenses have been, and will likely continue to be, incurred in currencies other than the Canadian dollar, principally the US dollar, Hong Kong dollar and Chinese renminbi. Our results are reported in Canadian dollars. Accordingly, fluctuations in exchange rates could have a material effect on our results of operations. To date, we have not engaged in exchange rate hedging activities. If we implement hedging techniques in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities. Conversion of the Chinese renminbi to other currencies is subject to approval by the government of China. Foreign exchange gains were $42,088, $1,601,573 and $1,465,154 in each of 2002, 2001 and 2000.

Enforcement of Civil Liabilities

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that we are incorporated under the laws of Alberta, Canada, that the independent auditors who have audited our financial statements and some or all of its directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of our assets and said persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Political, Economic, Legal and Regulatory Risks related to Asia

We have derived a significant portion of our revenues from licensees selling their products in Asia. Volatility in social, economic and political conditions in Asia may interrupt, limit or otherwise affect such licensee's operations and services. Government imposed wage and price controls, higher unemployment rates, trade barriers and other factors are matters over which we have no control and may make it difficult for us to sustain our growth in revenues. We do not carry political risk or other insurance with respect to any losses that may be caused by such occurrences.

As many of our licensees produce products for purchasers in Asia with discretionary income, our revenues are sensitive to general economic conditions in Asia. In the past few years, many Asian countries have experienced significant downturns and related difficulties, including reduced economic growth rates, substantial currency depreciation and reduced foreign investment. There is no assurance that economic conditions in Asia are stable or will improve, or that they will not deteriorate.

Potential changes in Canadian government policy toward international trade or trade with China or the government policies of other nations, such as the United States, from which software or components may be obtained may also affect our business in China. The threat or imposition of trade sanctions by the United States as a penalty for China's violation of an agreement to prevent the piracy of software and other intellectual property from United States sources could result in retaliatory measures by China, which could adversely affect our business.

Enforcement, operation and interpretation of existing laws in China may be sporadic, uncertain or inconsistent. China's judiciary is relatively inexperienced in enforcing laws that do exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation, particularly in our case, with respect to intellectual property laws. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgement by a court of another jurisdiction. As a result, if we are adversely affected in China, we may be unable to seek legal redress in China.

The Company has experienced an issue with respect to the registration of its interest in Beijing Oz Education Network System Co., Ltd. ("Beijing Oz"). For a complete description, see Item 4 - Information on the Company - History and Development of the Company. Since the purchase of Beijing Oz, we have learned that the purported sale, assignment and transfer of the 5 percent interest held by Beijing Senmo Ltd. ("Senmo") to Oz New Media Inc. was not properly registered with applicable authorities in China. We are presently in dispute with Senmo as to the registration of such sale, assignment and transfer. Due to this dispute, Beijing Oz is still technically registered in China as a PRC joint venture company, owned five percent by Senmo. In order to address this situation, on July 31, 2001, the Company caused one of its subsidiaries to incorporate Beijing Oztime Education & Network Technology Co., Ltd. ("Oztime"), a Wholly Foreign Owned Enterprise formed under the laws of the People's Republic of China. Since this event, all substantive business, including product and business development, has been carried out through this new entity, which is intended to mitigate possible consequences of the lack of proper Chinese registration of the Company's interest in Beijing Oz. Our dispute with Senmo may result in claims by Senmo in China which may adversely affect the business of Oztime.

Competition

The software industry is intensely competitive and is characterized by rapid technological advances, evolving industry standards and technological obsolescence. Other corporations with greater financial and technical resources and larger marketing organizations could enter the market and pose a potential threat if they can develop technologies and products that can rival those developed by us or under license to us. We understand that major Asian and North American software and technology companies engage in development of input or other interface software. Our actual or potential input technology competitors include, but are not limited to: Motorola; Tegic; Nokia; Apple; Microsoft; and Research in Motion in the text input software field. For Oztime, the competitors include, but are not limited to: CyberWisdom; IMB Learning Space; and Tong Fang in the learning management systems fields, 12learn.com and Beida on-line in the courseware field and Wall Street Institute and New Oriental in the English as a second language field. Many of our competitors have longer operating histories and have greater financial, technical, sales, marketing and other resources. To a great extent, our ability to compete will depend on such factors as product features, technical superiority, ease of use, price, quality, technical support and services, product development capabilities, marketing, distribution channels, and ability to meet delivery schedules. There can be no assurance that our products and services can compete successfully or gain market acceptance.

Uncertainty Related to Product Development

Our success will depend on our ability to design, develop, test, market, sell and support new software products and enhancements of current products, including those being provided and/or developed through our Oztime and Zi Technology operations. These activities also depend on this happening on a timely basis in anticipation of, and in response to, changes in technology and customer preferences, the introduction of competitive technologies, or any significant delays in the development, introduction or application of new products or enhancements by others or any significant delays in the development, introduction or application of new products by us. In addition, new software products and enhancements must remain compatible with standard platforms and file formats. If we are unable to successfully develop new software products and enhancements to existing products or to complete products currently under development, or if such new products or enhancements do not achieve market acceptance, our business, operating results and financial condition will be materially adversely affected.

There is a risk that our delivered products will not meet the specifications or be developed in a timely manner and in accordance with market needs or customer requirements. In reference to our investment in Oztime, we cannot predict the nature of the development of the internet or world wide web or any restrictions that may be imposed with respect to the internet or world wide web. There can be no assurance that any of our product development activities will be successful either technologically or commercially.

Volatility of Our Stock Price

The market price of the common stock has been, and may continue to be, highly volatile. We believe that a variety of factors could cause the price of the common stock to fluctuate, perhaps substantially, including:

  announcements of developments related to our business;

  quarterly fluctuations in our actual or anticipated operating results and order levels;

  general conditions in the worldwide economy;

  announcements of technological innovations;

  new products or product enhancements by us or our competitors;

  developments in patents or other intellectual property rights and litigation;

  developments in our relationships with our customers and suppliers;

  general conditions affecting the telecommunications industry; and

  any losses from continuing or discontinued operations.

In addition, in recent years the stock market in general, and the markets for shares of "high-tech" companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common shares and the market price of our common shares may decline.

Insurance Coverage

We maintain property damage and third party liability with respect to our operations throughout the world, at a level which we believe is adequate and in accordance with industry standards. We maintain a key man insurance policy on Michael E. Lobsinger, Chairman and CEO in the amount of US$10.0 million. Although insurance rates are subject to fluctuation from year to year, depending upon the insurance markets, we believe that insurance coverage will continue to be available to us at rates which are economically acceptable.

Canadian Income Tax Reassessments

In May 2002, Zi Corporation received reassessment notices with respect to Canadian Federal Income tax returns filed for the years ended December 31, 1996, 1997 and 1998. The Company plans to appeal these reassessments. There can be no assurance that the Company will be successful in any appeal of these reassessments. Our financial statements for the year ended December 31, 2002 presented in Item 17 - Financial Statements reflect the results of these reassessments.

Item 4 - Information on the Company

A. History and Development of the Company

As of June 15, 2002, our head and principal office is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2, our telephone number is (403) 233-8875 and our facsimile number is (403) 233-8878. Our common shares are listed on the Toronto Stock Exchange under the symbol "ZIC" and on the Nasdaq National Market under the symbol "ZICA".

We were incorporated under the Business Corporations Act (Alberta) in Alberta, Canada on December 4, 1987 as Cancom Ventures Inc. In June, 1990, we changed our name to Multi-Corp Inc. and thereafter changed our name to Zi Corporation in June, 1997.

From 1993 to 1997, we were active in pursuing opportunities in the telecommunications industry, purchasing and ultimately disposing of several privately held companies involved in the telecommunications business. In one of these acquisitions, we acquired all of the shares in the capital of Miami International Gateway, Inc. ("MIG"), a US-based company engaged in the telecommunications business. The MIG acquisition cost was $1,775,967, of which $339,475 was paid in cash and 350,000 common shares at a deemed price of $3.95 per share.

In March, 1997, we sold all of the shares in MIG to Custom Technology Communication, a private Florida based company (the "Purchaser"). The Purchaser acquired all of the shares of MIG for US$1.5 million, assumption of net liabilities estimated at approximately US$4.0 million and contingent cash consideration of US$1.0 million. The principal of the Purchaser was, Ian C. Barrett, a director and the Chief Executive Officer of MIG and our Chief Financial Officer at such time. Effective as of the closing, Mr. Barrett was no longer associated with us or any of our subsidiaries. The purchase price of US$1.5 million was to be paid pursuant to a four (4) year seven percent (7%) per annum promissory note. The contingent consideration of $1.0 million was payable on March 7, 1999 upon reaching certain revenue milestones over time. To the best of our knowledge, MIG is insolvent. We do not expect to collect any proceeds from the promissory note or the contingent consideration. As a result, the amounts owing were written off in 1997.

From 1994 to 1998, we provided limited translation services from our office in Hong Kong for Chinese-to-English and English-to-Chinese using the translation capability of the Chappell/Yates Translation Technology described below. We discontinued translation services in 1998.

During 1996 and 1997, we offered consulting services to companies in North America seeking to use the internet to market their products and services. This internet consulting service ceased operations in 1997.

From March 1997 to February 1998, we also provided internet web development services in conjunction with carrying on our present business.

Acquisition of Input Technology

Effective November, 1993, we acquired three licenses relating to certain computer software, word processing software and language translation technology known respectively, as the "Jiejing Input System", the "Zitong Input System" and the "Chappell/Yates Translation Technology" (collectively, referred to as the "Jiejing Licenses").

In consideration for the Jiejing Licenses, we issued 5,000,000 common shares to the vendors, all of which were placed in escrow pursuant to a performance escrow agreement. The escrow agreement stipulated, among other things, that the common shares would be earned out on the basis of one common share for each $0.10 of net cash flow in excess of $500,000 whenever earned. In addition to the 5,000,000 common shares, we paid acquisition fees of US$400,000 to the owners of the Jiejing Licenses.

Effective February, 1998, we acquired the rights to, and ownership, of the technology underlying the Jiejing Licenses and terminated the Jiejing Licenses.

Consideration given by us for acquiring the technology underlying the Jiejing Licenses was the accelerated release of 4,525,000 of our common shares, previously issued and held in escrow. In return for the accelerated release of these common shares from escrow, the vendors of the technology:

  assigned all rights to and ownership of such technology, subject to the exclusion outlined below;

  agreed to the cancellation of 475,000 common shares previously issued and outstanding under the escrow terms and conditions;

  forgave outstanding license fees due and payable at December 31, 1997; and

  terminated the Jiejing Licenses.

The acquisition was subject to one exclusion which permitted the use of the "Jiejing Input System" in a proprietary language teaching method used only to teach Mandarin Chinese. Winbo Mark Limited and Chlorine Investments Limited (doing business as Mach Mandarin Limited in Hong Kong), have an exclusive worldwide license to use the "Jiejing Input System" technology in a specific proprietary language teaching software product. Under the terms of the license, this software cannot be commercially sold, but may only be used for face-to-face personal classroom teaching specifically for the Mandarin Chinese dialect to non-Chinese speaking persons. These companies also have a non-exclusive license to use certain components of the "Jiejing Input System" technology and word processor components.

On December 17, 1997, we acquired full ownership rights to United States patent number 5,109,352 (the "352 Patent") which is entitled "System For Encoding A Collection Of Ideographic Characters". The 352 Patent can be generally described as a computer input system for Chinese and Japanese characters where the different strokes for composing the characters are classified into different groups, each identified by a code number. The string of code numbers representing each character follows exactly a traditional writing sequence of the character from the very first stroke to the end of the string of code numbers. The computer usually identifies the character before the entire writing sequence is completed. Certain aspects of our eZiText products are based on the intellectual property covered under the 352 Patent.

On December 25, 2001, Taiwanese patent No. NI139820 was issued to the Company. In January 2003, Chinese patent ZL99-1-00625.9 was issued to the Company. These patents protect the unique implementation of our Chinese language input technology on cellular phones and other wireless devices and, in particular, protects those combination of elements which are of particular help to a user in improving the speed of text creation.

In addition, the Company has a number of patent applications pending in the United States and Europe based on ideographic language input networks and software utilities which use text as a key part of their operation.

Acquisition of Oztime

In October 1999, we acquired all of the shares of 845162 Alberta Ltd. ("845") from Oz New Media Inc. ("ONM") in consideration for 100,000 of our common shares (the "Zi Shares") issued from treasury. Immediately prior to this acquisition, ONM caused the sale, assignment and transfer of the 5 percent interest in Beijing Oz Education Network System Co. Ltd. ("Beijing Oz") (a People's Republic of China joint venture company formed under the People's Republic of China Foreign-Invested Business Act) held by Beijing Senmo Ltd. ("Senmo") to ONM. ONM subsequently sold, assigned and transferred its resulting 100 percent interest in Beijing Oz to 845, making representations and warranties to Zi of the validity of such actions. In addition to the Zi Shares, we also advanced US$375,000 for, and on behalf of, Beijing Oz to pay the balance of the registered capital investment required under the joint venture contract that was entered into to form Beijing Oz. Since the purchase of Beijing Oz, we have learned that the purported sale, assignment and transfer of the 5 percent interest held by Senmo to ONM was not properly registered with applicable authorities in China. We are presently in dispute with Senmo as to the registration of such sale, assignment and transfer. Due to this dispute, Beijing Oz is still technically registered in China as a PRC joint venture company, owned five percent by Senmo.

In order to address this situation, on July 31, 2001, the Company caused one of its subsidiaries to incorporate Beijing Oztime Education & Network Technology Co., Ltd. ("Oztime"), a Wholly Foreign Owned Enterprise formed under the laws of the People's Republic of China. Since this event, all substantive business, including product and business development, has been carried out through this new entity, which is intended to mitigate possible consequences of the lack of proper Chinese registration of the Company's interest in Beijing Oz. Beijing Oz is currently inactive and carries on no business operations in China.

Concurrent with the acquisition, 845 entered into a license agreement (the "License") with ONM under which 845 was appointed as the exclusive distributor and manufacturer of the following software products in China, Japan, Korea, Taiwan, Singapore, Malaysia and Thailand (the "Territory"): (i) Career Options On-Line, an online educational product developed by ONM for The Alberta Education Career and Technology Studies Curriculum; (ii) English as a Second Language, an online educational product developed by ONM for the Chinese market; and (iii) On-Line Webstories for Learning, an online educational product addressing the language arts grades 3 and 4 literacy curriculum for the United Kingdom (the foregoing products hereinafter collectively referred to as the "Products"). Singapore and Thailand are specifically excluded from the Territory in respect of on-line webstories for learning. ONM granted 845, among other things, the exclusive right to use, market, promote, distribute, sell, sublicense, manufacture and modify the products and to use the intellectual property within the Territory and to bundle the products with other computer programs of 845. The License is for a term of 50 years.

We and ONM also entered into an option agreement (the "Option") under which we were granted an irrevocable option to purchase all of the assets of ONM for a purchase price of US$5,000,000 exercisable at any time on or before December 13, 1999. We did not exercise the option which has now expired.

Acquisition of EnglishPractice Inc.

On June 15, 2000, we acquired all of the outstanding shares of EnglishPractice.com Inc., which subsequently changed its name to EnglishPractice Inc. on August 8, 2001 ("EPI"), an online content and services host for English as a Second Language ("ESL") training. EPI was acquired primarily to complement Oztime's education portal business and provide ESL content, with the possibility of EPI independently earning revenues based upon a dotcom business model. We acquired EPI in exchange for $332,220 cash and 250,000 of our common shares. We also agreed to commit up to $1.0 million ("Funding Commitments") in further funding to assist in achieving certain revenue milestones. Of the shares we issued as consideration, 80,000 Zi shares were issued to the EPI founders upon closing and the remainder were escrowed pending achievement of the revenue milestones. Certain of the EPI founders were retained as employees as part of the acquisition.

EPI owns two proprietary software products: (i) The Lesson Manager; and (ii) The Content Generator. The Lesson Manager allows teachers to enter questions and quizzes through a user friendly interface and the Content Generator converts the content entered into Java applications and corresponding HTML pages. EPI had over 570,000 users and over 6 million page views per month at the time of acquisition. EPI's revenue model was based on growing and leveraging its user base to receive revenues from advertising, sponsorship, pay per use, subscription and e-commerce opportunities. This revenue model has not proven to be effective and revenue streams have not developed since acquisition. We do not believe that EPI will contribute any material revenues to us in the future as a stand alone entity. As a result, EPI content and software products have been integrated into Oztime's education portal business.

In December 2000, we and the EPI founders agreed that the EPI revenue milestones required to release the Zi shares held in escrow would not be met. As a result, the purchase agreement was amended to cancel the balance of Funding Commitments, to immediately cancel 85,000 of the escrowed Zi shares, to amend the milestones for release of escrowed shares and to release 45,000 of the escrowed Zi shares over the period from May 30, 2001 to May 30, 2002. The balance of 40,000 escrowed Zi shares (Performance Shares) remaining in escrow are in the course of being cancelled following the expiry of the escrow period due to the non-fullfilment of the milestones for release of the remaining escrowed shares.

In late 2001, the EPI operations were moved from Calgary to share offices with Oztime in Beijing and EPI's technology and business has been integrated into Oztime's business plan. See Item 4 - Information on the Company - B. Business Overview.

Dispositions and Discontinued Operations

Telecom Technology Corporation Limited

On July 22, 2000, we acquired all of the outstanding shares of Telecom Technology Centre, Limited ("TTC"), an engineering and design services provider in exchange for $4,744,771 in cash. The acquisition cost was offset by TTC's cash position of $1,931,435. As a result of this acquisition, we added over 30 Hong Kong based telecom technology engineers with the ability to develop and produce customized solutions for BluetoothTM applications, Wireless Access Protocol (WAP) and VoIP.

TTC was established in 1995 through project funding from the government of Hong Kong Special Administrative Region and was, at the time of acquisition, one of Hong Kong's largest telecom technology and engineering organizations. TTC's original mandate was to provide electronic design solutions for the local Hong Kong Ministry.

After the acquisition was completed, TTC changed its name to Telecom Technology Corporation Limited on September 29, 2000.

Subsequent to the acquisition, TTC was integrated into our wholly-owned subsidiary, Zi Corporation (H.K.) Limited. As part of this integration, Zi Services' various business lines were narrowed to focus specifically on developing Bluetooth and VoIP technologies.

Due to lack of market demand for the emerging technologies of Bluetooth and VoiP, the Company closed its Zi Services business unit in December 2002, terminated all employees and liquidated all of the assets of this business unit to a third party for US$220,000.

The Magic Lantern Group of Companies

On March 19, 2002, Zi acquired MagicVision Media Inc. ("MagicVision"), a company formed by the senior management of Magic Lantern Communications Ltd. ("Magic Lantern") and its primary holding, Magic Lantern, together with Magic Lantern's 100 percent interest in Tutorbuddy Inc. ("Tutorbuddy") and 75 percent interest in Sonoptic Technologies Inc. ("Sonoptic"). The Government of New Brunswick holds 25 percent of Sonoptic. See Item 3 - Risk Factors. Zi acquired MagicVision by issuing 100,000 common shares of Zi (35,000 of these shares are subject to performance escrow based on revenue targets being achieved) and paying approximately $2.5 million to subscribe for shares of MagicVision. Of these subscription proceeds, $1.85 million was used to facilitate the buyout by MagicVision of Magic Lantern and its subsidiaries from the previous owners. The remainder of the subscription proceeds were used to pay the fees of the finance agent retained by MagicVision and to pay a portion of MagicVision's legal fees. The founders and key employees of the Magic Lantern group of companies were retained. Magic Lantern was acquired to give Zi a North American based company with which to leverage its relationships in China and capitalize on our Oztime e-learning investment.

On November 7, 2002, the Company completed the sale of 55% of its interest in the Magic Lantern group of companies (the "Lantern Group") to JKC Group Inc. which, as part of the transaction, changed its corporate name to Magic Lantern Group, Inc. ("MLG") and trades under the ticker symbol "GML". MLG is listed on the American Stock Exchange. At closing, the Company received a 45% equity interest in MLG consisting of 29,750,000 common shares and a three year promissory note of MLG in the amount of US$3,000,000. The Company obtained registration rights for its stock in MLG and its stock has been registered with the Securities and Exchange Commission for trading. Both the stock and the promissory note are subject to adjustment based upon the financial performance of the Lantern Group for the first year after the sale. The Company may receive additional consideration of up to US$2,930,000 payable in cash and stock if the Lantern Group's consolidated revenues for that period exceed US$12,222,500. If the Lantern Group's revenues for that period are less than US$5,000,000, the shortfall below US$5,000,000 up to the sum of US$1,000,000 will be offset against the promissory note.

Principal Capital Expenditures and Divestiture

During the years ended December 31, 2000, 2001, 2002, and up to April 30, 2003 our principal capital expenditures were as follows:

Amount of Expenditure (Divestiture)
Description of Expenditure	To April 30, 2003	2002	2001	2000	1999
"unaudited"
Capitalized Software Development Costs	$ 19,478	$ 978,161	$ 7,796,943	$ 4,626,449	$ 1,282,699
Acquisition of Oztime	Nil	Nil	Nil	Nil	$ 1,071,000
Acquisition of English Practice	Nil	Nil	Nil	$ 2,158,652	Nil
Acquisition of Telecom Technology Center, Limited	Nil	Nil	Nil	$ 4,744,771	Nil
Acquisition of Magic Lantern	Nil	$ 2,525,149	Nil	Nil	Nil
Computer & office equipment	$ 7,420	$ 1,060,012	$ 1,192,244	$ 1,989,221	$ 351,909

During the years ended December 31, 2000, 2001, 2002, and up to April 30, 2003 the Company did not have any significant capital divestitures other than the disposition in 2002 of the Magic Lantern Group of Companies as previously described and its accumulated capital of $3,498,602.

See Item 17 - Financial Statements - Note 4 for a detailed description of the acquisitions.

In 2003, the Company's principal capital expenditures in progress are Software Development Costs. The Company expects these expenditures will be incurred primarily in Canada.

B. Business Overview

Zi in General

The business of our Company is organized as follows.

The principal business unit of the Company is the Zi Technology business unit in which our core eZiText business is carried on. Our core technology product, eZiText, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in over 40 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing.

In addition to our Zi Technology business unit, we hold two separate investments in e-Learning. We hold a 45% equity interest in Magic Lantern Group, Inc. which owns and operates the business of the Magic Lantern Group of Companies in the e-Learning field in North America. We also hold a 100% equity interest in Oztime which includes EnglishPractice and carries on business activities in the e-Learning field in Asia and integrates the business activities of EnglishPractice in North America. Together, these investments in e-Learning business provide e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

The Company, Zi Corporation, is the company which holds our two investments in the e-Learning business and our Zi Technology business unit.

Zi Technology Business Unit

(a) Description of eZiText

Although eZiText can be used in over 40 written languages, it was initially developed in an effort to resolve the problem of inputting ideographic-based languages, such as Chinese, into a computer or other electronic device with an alphanumeric keyboard. The following example illustrates how eZiText Chinese is applied to resolve this challenge and illustrates how the principles of eZiText Chinese can also be applied to alphabet-based languages.

When learning Chinese, students are taught to write each character manually using a precise stroke order which has been developed over hundreds of years. eZiText Chinese relies on this knowledge of stroke order and uses a limited number of keys (for example, 5 keys or 8 keys) to enable a user to input different strokes to electronically "draw" Chinese characters. For instance, to call up a specific Chinese character, a user presses the applicable key for the first stroke used when writing that character. The software then calls up a list of the most common characters beginning with that stroke and displays those characters on the screen. If the character the user is writing is among those displayed on the screen, the user then selects that character by pressing a key. If the character is not in that list, the user then presses the key for the next applicable stroke and is supplied with another list of characters based on that combination and order of strokes.

Each time a key representing a stroke is pressed, eZiText Chinese makes an analysis which predicts the character the user is entering. On the first key press, the analysis is based on the frequency of use of individual characters. But as more strokes are entered and more characters are selected, the algorithm becomes more sophisticated, giving a user subsequent or associated characters on the basis of meaning, style and syntax in addition to frequency of use. The most likely choice appears under the cursor for immediate selection. While the average number of strokes required to draw a Chinese character is approximately 14, eZiText Chinese algorithms allow Chinese text to be entered with generally fewer than 3 key strokes per character. Furthermore, eZiText Chinese goes beyond single character completion, offering predictive word completion and even phrase completion.

eZiText has evolved. In addition to offering completed characters, eZiText also considers partial character structures that could be created with the entered sequences and displays these as well. Thus when a user is confronted with having to enter a character that is infrequent, the ability to select the structural aspect as controlling parameter greatly simplifies use. This particular aspect is part of Zi's Chinese Patent ZL-99-1-00625.9 and is believed to be popular with the user community.

The underlying architecture and design of our technology is language independent. For any particular implementation, language support is driven by the user interface and the linguistic data. Initially, we developed our language processing technology to support ideographic-based languages such as Chinese, Japanese and Korean. However, the approach also applies to other languages. There is a correlation between elements of Chinese text (strokes, components and characters) and Latin alphabet text (letters, syllables, words) used by European languages such as English, French, German, etc. When pressing keys on a device such as a mobile phone, the linguistic data (frequency of use, word association and dictionaries) provide the basis for displaying text candidates. The linguistic data are the basis for the predictive ability underlying eZiText. If the language mode is Chinese, the candidates are characters or components. If the language mode is Latin alphabet based, the candidates are words. If a particular device has sufficient memory, more than one language may be used on the same device.

Because of the structures of alphabetic languages, eZiText does not attempt to offer candidates to the user at the first key press unless the entered key is a valid single letter word such as 'a' or 'I' in English. Instead, eZiText waits until a second keypress is made whereupon candidates are offered which are of significantly better quality than otherwise seen. This is an implementation more suited to the way that a typical user interacts with the display of the device which implements this technique.

Zi was one of the first companies to be certified under the PRC's newest text entry standards, GB/T18031 and GB18030 in August 2000 and September 2000 respectively. We also earlier received certification for PRC standards GB2312, GF3002 and GB13000.1 in March 1998, October 1999 and November 1999 respectively. In September of 2002, Zi was certified by the State General Administration for Quality Supervision, Inspection and Quarantine (AQSIQ) as tested by the Conformance Test Center for Information Technology Standards (CESI) for character sets larger than GB2312. In November of 2002, Zi received a comprehensive information technology certification from AQSIQ and CESI that bridges all official administrative bodies governing software, language and input related regulations. This certification established that eZiText has obtained all necessary standards pertaining to Chinese text input.

eZiText can now be used in the following languages: Arabic, Chinese (PRC, Hong Kong and Taiwan), Croatian, Czech, Danish, Dutch, English (British, American and Asian), Finnish, French (European and Canadian), German, Greek, Hebrew, Hindi, Hungarian, Indonesian, Italian, Japanese, Korean, Malay, Norwegian, Polish, Portuguese (European and Brazilian), Romanian, Russian, Serbian, Slovak, Slovenian, Spanish (European and Latin American), Swedish, Tagalog, Thai, Turkish, Ukrainian and Vietnamese. Although we are constantly updating and maintaining our language databases, we have ceased to actively develop further linguistic databases on the basis that our language database portfolio now covers the majority of commercially feasible languages. We develop new languages databases only upon specific customer request or definitive market requirements.

Our software technology is incorporated by reference design and chipset providers, total solution providers, operating system developers, hardware manufacturers and other businesses into their respective electronic, wireless and computer devices, providing end users with a device that is intuitively language-enabled. eZiText technology is distributed through licensing agreements.

In the second quarter of 2003, Zi is releasing a major enhancement to eZiText. This enhancement will allow OEM's to access more elaborate personal dictionaries without increasing memory sizes and to create more tightly integrated applications embodying eZiText.

During the first quarter of 2002, Zi announced its development of a network-based platform that enables the integration of wireless communication devices with the network, eZiNet. In 2002, eZiNet was successfully integrated into a mobile browser, allowing for context sensitive input and prediction of text and data.

The development of eZiNet diversifies our product portfolio and provides an opportunity to create and/or strengthen our relationships with operators and OEMs. We anticipate significant opportunities to arise from the successful development of eZiNet by way of potential new sales of eZiNet to existing clients, new sales to new network and server-based clients and generating server-based revenue sharing opportunities. However, due to the sluggish nature of the telecommunications business in 2002, we have not yet licensed eZiNet, proved a successful revenue or business model for it, and cannot provide any assurances that eZiNet will generate significant revenues for the company, or that eZiNet will provide any return to the company to justify its investment in development.

In addition to eZiNet, we also developed and introduced two new eZiText-based technologies and one new language database in early 2002. eZiText Lite Chinese is a reduced functionality version of eZiText for Chinese capable of operation with a limited processor and less memory. In addition, we have also introduced eZiTap, which is an eZiText-based product that combines the familiarity of multi-tap text entry with the convenience and efficiency of word completion. Both of these products have now been implemented with certain OEM's and are now generating revenues. The development and introduction of the Hindi language database for eZiText and eZiTap is to address customer demand to serve a growing market segment. eZiText has also been developed so that it is now compatible with BREW and JAVA software platforms.

(b) Licensing of eZiText

Since early 1998, and as of April 22, 2003, Zi has entered into over 69 license agreements with original equipment manufacturers to embed eZiText into their respective products. These licensees include among others, cellular phone manufacturers, set-top box manufacturers and personal digital assistant manufacturers.

To the best of our knowledge, approximately 40 licensees have completed implementation of eZiText to date on at least one of their respective products. See Special Note Regarding Forward-Looking Statements.

To date, the majority of our revenues are derived from licensing agreements. See Item 1 - Description of Business - Risk Factors.

In addition to licensing of our technology, we have also entered into various strategic alliances to expand the reach of our technology. See "Special Note Regarding Forward-Looking Statements".

In 2002, we derived approximately 77 percent of our total revenue from eZiText licensing fees and royalties. The majority of our eZiText customers to date are OEMs for cellular telephones. The majority of licensees pay us, among other fees, a royalty fee for every unit upon which eZiText is embedded. The royalty amount varies from customer to customer and varies in accordance to unit volumes produced by the licensee. Since cellular phones are consumer products, our revenues are subject to seasonality associated with cellular phone sales and are highly dependent on the market presence, marketing prowess, manufacturing and distribution capabilities of the OEM's, and consumer acceptance and demand for our licensees' finished cellular telephone product. See Item 3 - Key Information - Risk Factors - Reliance on OEM Customers. In the year ended December 31, 2002, two customers, being Alcatel Business Systems and Sony Ericsson Mobile Communications, AB, accounted for 25 percent of our total revenue.

Our success in the input technology business will depend in large measure upon:

  the success of eZiText products;

  our ability to establish relationships with OEMs to embed eZiText in their products;

  the success of eZiText and eZiText embedded products to achieve significant market acceptance and usage; and

  our ability to deliver our product on a profitable basis.

Failure to address these factors would adversely affect our business, operating results and financial condition. Because some of our software is newly released, there can be no assurance that, despite testing by us, errors will not be found in such software after release, or, if discovered, that we will be able to successfully correct such errors in a timely manner, or at all. If we are unable to successfully market our current products, develop new software products and enhancements to current products, correct errors on a timely basis or complete products currently under development, or if such new products or enhancements do not achieve market acceptance, our business, operating results and financial condition will be materially adversely affected. Demand for and market acceptance of products that have been released recently or that are planned for future release are subject to a high level of uncertainty. While we believe that our input software products offer significant advantages to users of text input software, there can be no assurance that such products will become widely adopted. If the markets for our products fail to develop, develop more slowly than expected or become saturated with competitors, or if our products do not achieve market acceptance, our business, operating results and financial conditions will be materially adversely affected.

eZiText was developed internally by the Company and certain aspects of the product are based on the intellectual property covered under our 352 Patent as well as Chinese patent ZL-99-1-00625.9 and Taiwanese patent No. NI139820. See Item 4 - Information on the Company - History and Development of Company - Acquisition of Input Technology. See Item 8 - Financial Information - Legal Proceedings.

(c) Investment in Oztime

e-Learning Services Provider in China

Our Oztime subsidiary represents our investment in China's growing e-Learning market. Oztime was organized by the Company in July 2001 following our acquisition of the business of Oztime in 1999 by our acquisition of Beijing Oz. See Item 4 - Information on the Company - Acquisition of Oztime. In the past 12 months, Oztime has refined its business focus, transformed its senior management team to better address the development of its evolving businesses, and has integrated EnglishPractice as part of its business. Based in Beijing with over 50 employees, Oztime currently focuses on the development of 3 main business areas:

  Learning Management System ("LMS") - Amethi 2.0 is Oztime's flagship learning management system software designed for the Chinese market. It is a complete LMS, written entirely in Chinese and suitable for a wide range of Chinese organizations and institutions of higher learning.

  Building Online Courseware - Oztime builds Storable Content Object Reference Model (SCORM) compliant custom e-Learning courseware based on client materials and offers Chinese language Standard Courseware in the area of Project Management, Business Fundamentals and Business English.

  English Teaching on the Internet - Working with the intellectual property from EnglishPractice, Oztime is distributing English as a Second Language ("ESL") on the Internet through a variety of channels in China. English teaching is in high demand in China and the Internet is increasingly becoming a medium for teaching and learning.

Oztime's clients for its current products include the People's Liberation Army, National Statistics Bureau, Zhejiang Electric, Hainan High Court and Legend. Oztime is focused on expanding this client list in each of its 3 business areas.

Oztime's business strategy is to focus development of its 3 business areas and, based on the quality of its product and approach to e-Learning, establish Oztime as a dominant e-Learning brand in China.

Oztime's business is subject to the laws and regulations governing the PRC. See Item 3 - Risk Factors.

The Internet industry is heavily regulated in China. The State Council and Ministry of Information Industry periodically promulgate regulations related to the Internet to address public policy considerations. There can be no assurance that the Chinese government will not attempt to regulate on-line education programs or educational content. Such regulation may have an adverse effect on Oztime and our business.

The Company is actively seeking to divest its interest in Oztime.

(d) Investment in MLG

Magic Lantern Group of Companies

The Company holds a 45% interest in MLG which holds the Magic Lantern Group of companies. The primary operating company in the Magic Lantern Group, Magic Lantern Communications Ltd. ("Magic Lantern") was founded in 1975 and is a distributor of educational content, primarily distributing videos to educational institutions. Magic Lantern has exclusive distribution rights to over 300 film producers representing over 14,000 titles, and its customers include 9,000 of 12,000 English schools in Canada, Canadian Learning Television, TV Ontario and History Television. Magic Lantern's subsidiary, Tutorbuddy Inc. is an internet based content delivery service that aims to provide content and related educational services on demand to students, teachers and parents. Magic Lantern holds a 75 percent interest in Sonoptic Technologies Inc. and the Government of New Brunswick holds the remaining 25 percent interest in Sonoptic. Sonoptic provides high quality, state-of-the-art digital video encoding services and has developed a proprietary video base indexing software that allows users to easily and quickly aggregate, bookmark, e-sort and add their own comment boxes to pre-existing content.

MLG and its subsidiaries are involved in the marketing and distribution of educational video and media resources throughout Canada. MLG has exclusive distributing rights to a wide variety of film producers representing various subject matters that are distributed to a customer base throughout Canada. Tutorbuddy, Inc., a wholly owned subsidiary of MLG, provides an Internet based content delivery service designed to deliver content and related educational services on demand to students, teachers and parents. Sonoptic Technologies, Inc., a 75% owned subsidiary of MLG, provides art digital video encoding services and has developed a proprietary video base indexing software that allows users to aggregate, bookmark, re-sort and add their own comment boxes to pre-existing material content.

The table below summarizes the Company's revenues by activity and geographic market for the last three fiscal years:

		Revenue(3)
		License and implementation fees	Software and other	Total	Operating profit (loss)	Identifiable assets
2002	Canada(1)	$ 3,634,538	$ 2,573,660	$ 6,208,198	$ (20,312,686)	$ 13,491,016
	China	2,146,176	463,375	2,609,551	(10,169,842)	2,059,054
	USA(2)	4,385,848	-	4,385,848	290,298	2,449,365
	Other	-	-	-	(825,409)	264,478
	Total	$ 10,166,562	$ 3,037,035	$ 13,203,597	$ (31,017,639)	$ 18,263,913
2001	Canada(1)	$ 2,777,720	$ 41,443	$ 2,819,163	$ (5,849,234)	$ 30,650,257
	China	1,303,993	206,908	1,510,901	(1,217,576)	16,003,508
	USA(2)	1,022,436	-	1,022,436	(2,662,962)	624,304
	Other	26,404	-	26,404	(2,316,818)	804,277
	Total	$ 5,130,553	$ 248,351	$ 5,378,904	$ (12,046,590)	$ 48,082,346
2000	Canada(1)	$ 3,764,712	$ 152,515	$ 3,917,227	$ (3,452,773)	$ 52,608,165
	China	433,168	96,780	529,948	(3,375,373)	9,226,352
	USA(2)	295,293	-	295,293	(1,295,666)	600,400
	Other	-	-	-	(611,649)	418,435
	Total	$ 4,493,173	$ 249,295	$ 4,742,468	$ (8,735,461)	$ 62,853,352

Notes:
(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia and Europe.
(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.
(3)

The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002, 2001 and 2000 were $239,308, $852,864 and $497,298, respectively. Operating losses of Zi Services for 2002, 2001 and 2000 were $9,077,079, $7,957,967 and $6,490,445, respectively. Identifiable assets of Zi Services for 2002, 2001 and 2000 were $nil, $7,373,128 and $5,425,025, respectively. All Zi Services revenues, operating losses and identifiable assets would be included in China's geographical segment.

C. Organizational Structure

The following table lists our subsidiaries as of April 30, 2003. Unless otherwise indicated, Zi, or one of its subsidiaries, owns 100 percent of the outstanding shares of the subsidiary.

Name of Subsidiary	Country of Incorporation
Multi-Corp International Ltd.	Barbados
Zi Corporation of Canada, Inc.	Canada
Zi Corporation of America, Inc.	USA
Asia Translation & Telecommunications Limited	Hong Kong
Zi Corporation (H.K.) Limited	Hong Kong
Huayu Zi Software Technology Limited.(1)	Hong Kong
Huayu Zi Software Technology (Beijing) Co., Ltd.(2)	China
EnglishPractice Inc.	Canada
845162 Alberta Ltd.	Canada
Beijing Oz Educational Network Systems Co., Ltd.(3)	China
Beijing Oztime Education & Network Technology Co., Ltd.	China
Zi Oztime Corporation Ltd.	Bermuda
Zi (Bermuda) Corporation Ltd.	Bermuda
Zi Technology Corporation Ltd.	Bermuda
Telecom Technology Corporation Limited	Hong Kong
Magic Lantern Group, Inc.(4)	USA

Notes:
(1)

Zi Corporation (H.K.) Limited holds eighty-five percent (85%) of Huayu Zi Software Technology Limited. The balance of fifteen percent (15%) is held by China Huayu (Hong Kong) Limited, a third party investor.

(2)	Huayu Zi Software Technology (Beijing) Co., Ltd., is wholly owned by Huayu Zi Software Technology Limited.
(3)	See Item 4 - History of the Company - Acquisition of Oztime.
(4)	Zi Corporation holds forty-five percent (45%) of Magic Lantern Group, Inc.

D. Property, Plant and Equipment

Our facilities include administrative and sales offices, and engineering offices. The table below describes our material properties:

Location	Purpose	Owned or leased	Approximate square footage
Calgary, Alberta(1)	Corporate head office and engineering office	Lease expires June 30, 2007	13,348 sq ft
San Francisco, California(1)	North American sales office	Sublease expires June 30, 2004	3,601 sq ft
Hong Kong, SAR	Asia Pacific sales and engineering office	Lease expires August 31, 2004	1,988 sq ft
Beijing, PRC	PRC sales and engineering office	Lease expires March 31, 2005	4,994 sq ft
Beijing, PRC	Oztime office	Lease expires September 14, 2004	8,138 sq ft

Note:

(1) New office lease made as of July 1, 2002.

Item 5 - Operating and Financial Review and Prospects

This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2002, 2001 and 2000, should be read in conjunction with the consolidated financial statements and related notes in this report. The effects on net loss arising from differences in generally accepted accounting principles between Canada and the United States are outlined in note 17 to the consolidated financial statements.

The Company's accounting principles are described in note 3 of the notes to the Consolidated Financial Statements in Item 17. The Company prepares its Consolidated Financial Statements in accordance with Canadian GAAP, which conforms in all material respect to US GAAP except for those items disclosed in note 17 to the notes to the Consolidated Financial Statements.

The preparation of the Company's financial statements requires the use of estimates and judgements that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgements used in preparation of its Consolidated Financial Statements.

Software Development Costs

Development costs incurred prior to the establishment of technologic and financial feasibility of a particular software project are expensed as incurred. The Company capitalizes software development costs when the technological and financial feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release. The determination of whether a project is technically and financially feasible involves assumptions with respect to future sales and market acceptance of our products. Changes in market conditions and lack of market acceptance of our products may make project financially unfeasible in the future.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission as further described in note 3 to our Consolidated Financial Statements. Revenue from consulting, licensing and engineering services is recognized using the percentage of completion method, which involves an estimate of the percentage complete of a project. Estimating the percentage complete of a project involves anticipating the time left to complete a project. Unanticipated difficulties with projects could alter the percentage complete of a project in the future.

Stock-based Compensation Plan

Effective January 1, 2002, the Company adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using the fair value method of accounting. These new rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting has been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

A. Operating Results

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business, including the estimated costs of selling and closing the business segment, were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $4.4 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $9.1 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Net Loss

The financial impact of the loss at trial under the patent infringement suit required the Company to focus on its core Zi technology business and harshly assess its continuing ability to fund an appeal of the jury verdict, as well as its other businesses and investments. Consequently, included in the net loss of $40.4 million is provision for net losses in the aggregate amount of $24.9 million in respect of VoIP and Bluetooth technology business (our former Zi Services business segment), Oztime costs associated with legal fees and judgment settlement costs and the loss from discontinued operations of $9.1 million.

Results of Continuing Operations

The growth in commercialization of Zi's technology generated a 145 percent increase in revenue from continuing operations over that in 2001.

Revenue from continuing operations for 2002 rose to $13.2 million from $5.4 million in 2001. The increase is due primarily to the increase in size of the Company's eZiText customer base, with 30 licensees contributing to revenue at December 31, 2002, compared to 14 in 2001, and revenue associated with operations of MLG, acquired in 2002 and included as part of Zi's e-Learning business segment from the date of acquisition in March 2002 until its sale in November 2002.

The net loss from continuing operations for 2002 was $31.3 million compared to $10.7 million in 2001. Loss per share from continuing operations was $0.83 in 2002 compared to $0.29 in the prior year. The increase in net loss from continuing operations was largely due to $11.8 million in legal fees and litigation settlement costs, impairment of goodwill of $2 million, impairment of deferred software development costs of $2.4 million and higher losses from e-learning investments.

Revenue

Revenue from continuing operations rose $7.8 million to $13.2 million in 2002, or 145 percent over 2001. License and implementation fees rose $5 million to $10.2 million in 2002, or 98 percent over 2001. Other product revenue, including $2.5 million from MLG, rose $2.8 million to $3 million in 2002.

License and implementation fees reflect earned royalties from 30 eZiText licensees in 2002, compared to 14 in the same period a year earlier. During 2002, 154 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2002 to 216 compared to 62 a year earlier. The increase in the number of new handset models in the market relative to the increase in revenue reflects an industry practice of initially shipping limited quantities until a new model has gained market acceptance.

With the expansion of the Company's customer base, Zi has substantially reduced its risk of economic dependence on two key customers. In 2002, those two customers accounted for 25 percent of Zi's revenues from continuing operations whereas they accounted for 44 percent and 75 percent of the Company's revenues from continuing operations in 2001 and 2000, respectively.

In 2001, revenue from continuing operations rose $0.6 million or 13 percent over 2000. License and implementation fees rose $0.6 million or 14 percent over 2000. Other product revenue remained unchanged over the prior year. License and implementation fees reflect revenue from 14 licensees, compared to three a year earlier.

In 2000, the Company's revenues from continuing operations rose to $4.7 million from $2.5 million in 1999. This increase of 93 percent was largely the result of increased recurring license fees. License fees grew to $3.9 million in 2000 from $1.7 million in 1999.

Cost of Sales & Gross Margin

In 2002, gross margin from continuing operations increased $7.8 million to $11.6 million, or 210 percent over the 2001 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 88 percent from 70 percent in 2001.

Gross margin from license and implementations fees in 2002 increased to 96 percent of revenue from 72 percent of revenue in 2001. This is due to the fact that in 2002 more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-bearing eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than license fees. This increase is partially offset by a lower gross margin as a percentage of revenue attributable to MLG than is attributed to text input software.

In 2001, gross margin from continuing operations increased $0.03 million or one percent over the level in 2000. As a percentage of revenue, gross margin decreased to 70 percent from 78 percent in 2000.

In 2000, gross margin from continuing operations increased $1.3 million to $3.7 million, or 57 percent over the level in 1999. As a percentage of revenue, gross margin decreased to 78 percent from 96 percent in 1999.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase is partially attributable to SG&A of $3.2 million from the acquired MLG operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

SG&A from continuing operations increased $4.1 million or 67 percent to $10.2 million in 2001 from $6.1 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

During 2000, SG&A from continuing operations increased $3.0 million or 98 percent to $6.1 million from $3.1 million in 1999 reflecting increases in staff and service costs including salaries, benefits, consulting fees, travel, trade shows, advertising, promotion, accounting fees, office rent, utilities and insurance over the previous year.

Legal

Legal costs for 2002, as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements, increased $8.7 million to $11.8 million in 2002 over 2001.

During 2001, legal costs increased $1.4 million to $3.1 million compared to the previous year. The increase in legal fees was related primarily to the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements. During 2000, legal costs increased to $1.6 million from $1 million in 1999.

Product Research and Development Expense

Product research and development expense from continuing operations rose to $4.4 million in 2002 from $1.0 million in 2001. Product research and development costs relate to the development of new, but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale.

In 1999, eZiText was in the early stages of its life cycle and substantially all development costs were deferred. In 2000, we continued to refine and develop eZiText, and certain costs related to eZiText were expensed to reflect the maintenance and upgrade nature of the expenditure. In 2001 and 2002 this trend continued.

In the Oztime business unit, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology and commenced deferral of product development costs. At September 30, 2002, the Company determined that recovery of these costs was uncertain and recorded a $2.4 million provision for impairment of all capitalized costs within Oztime.

In 2001, product research and development expense from continuing operations decreased $1.5 million or 61 percent from 2000, primarily as a result of capitalization of product research and development costs related to Oztime. In 2000, product research and development expense from continuing operations remained constant at $2.5 million as compared to 1999.

Depreciation and Amortization

Depreciation and amortization from continuing operations increased in 2002 by $0.8 million or 25 percent to $3.9 million from $3.1 million in 2001. The increase is due to increased amortization of eZiText related deferred software development costs.

In 2001, depreciation and amortization from continuing operations was $3.1 million, a decrease of $0.5 million or 14 percent from the level in 2000.

In 2000, depreciation and amortization from continuing operations increased to $3.6 million from $1.2 million a year earlier. The majority of the increase related to amortization of software development costs and amortization of goodwill related to the acquisitions of English Practice Inc. and Oztime.

Impairment of Goodwill

In 2002, the Company determined that recovery of goodwill related to Oztime was uncertain and recorded an impairment charge of $2 million.

Impairment of Intangible Assets

In 2002, the Company determined that the recovery of deferred software development costs related to Oztime was uncertain and recorded an impairment charge of $2.4 million.

Interest and Other Income

The reduction in interest income to $0.3 million in 2002 from $1.6 million in 2001 was due to lower interest rates on lower cash balances. In 2002, interest rates earned on funds on deposit and other liquid investments fluctuated between one and 2.95 percent.

The reduction in interest income to $1.6 million in 2001 from $3.3 million in 2000 was due to declining interest rates and lower cash balances. Interest rates earned on funds during 2000 were in the range of five to six percent. In 2001, interest rates dropped to a low of 2.5 percent. The Company's cash and short-term deposits also declined from $46.9 million at the end of 2000 to $27.7 million at December 31, 2001.

The significant increase in 2000 interest income to $3.3 million from the $0.2 million recorded in 1999 was the result of interest earned on funds raised through private placements and the exercise of stock options that occurred in late 1999 and during 2000. Interest rates earned on these funds did not change significantly between 2000 and 1999.

Interest Expense

Interest on long-term debt from continuing operations in 2002 included $0.1 million of interest on debt owed by Magic Lantern. Interest on long-term debt also represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment. In 2002, other interest expense from continuing operations includes the amortized portion of a deferred financing cost of US$0.3 million and interest expense both related to a note payable of US$3.3 million outstanding at December 31, 2002.

Interest on long-term debt from continuing operations in 2001 and 2000 represents interest on capital lease obligations. Interest expense for 2000 did not change significantly over 1999.

Income Tax Expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2002, 2001 and 2000, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $8 million is reflected in the financial statements.

Zi has tax loss carryforwards of approximately $79.1 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

Net Loss from Continuing Operations

Zi's net loss from continuing operations increased to $31.3 million in 2002 from $10.7 million in 2001. The increase in loss of $20.6 million was due to:

  $7.6 million increase in SG&A costs, which included $3.2 million as a result of the acquisition of MLG operations;

  $8.7 million increase related to legal expenditures;

  $3.4 million increase in product research and development expense;

  $0.8 million increase in depreciation and amortization;

  $2.0 million impairment of goodwill charge;

  $2.4 million impairment of intangible assets charge;

  $0.5 million increase in interest expense;

  $1.3 million decline in interest income, and;

  $1.6 million decrease in foreign exchange gain;

  $0.3 equity in net loss of significantly influenced company, offset by;

  $7.8 million increase in gross margin, and;

  $0.2 decrease in income taxes.

Zi's net loss from continuing operations increased to $10.7 million in 2001 from $5.5 million in 2000. The increase in loss of $5.2 million was due to:

  $4.1 million increase in SG&A costs;

  $1.4 million increase in legal costs;

  $1.7 million decline in interest income:

  $0.1 million increase in interest expense, and;

  $0.1 million increase in foreign exchange gain, offset by;

  $1.5 million decrease in product research and development expense, and;

  $0.5 million decrease in depreciation and amortization.

In 2000, Zi's net loss remained unchanged at $5.5 million from 1999. The changes in expense categories were as follows:

  $3.1 million increase in SG&A and product research and development costs;

  $0.6 increase in legal expenses, and;

  $2.4 million increase in depreciation and amortization, offset by;

  $1.7 million increase in foreign exchange gain;

  $1.3 million increase in gross margin, and;

  $3.1 million increase in interest income.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting continuing operations.

Foreign Currency

The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results.

Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars and Chinese renminbi. Based on the 2002 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the U.S. dollar is estimated to affect revenues by $112,000 and expenses by $113,000.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China and Hong Kong. The market for the Company's products include all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations. See Item 3 - Key Information - Risk Factors - Dependence on International Sales - Complying with Foreign Laws and Regulations - Political, Economic, Legal and Regulatory Risks related to Asia.

B. Liquidity and Capital Resources

Financial Condition and Liquidity

At December 31, 2002 Zi had cash and cash equivalents of $5.3 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2001, Zi had cash, cash equivalents and short-term investments of $27.7 million. At December 31, 2000, Zi had cash, cash equivalents and short-term investments of $46.9 million.

Cash Requirements Outlook

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of common shares, private placements and the exercise of common share purchase warrants and options. See Item 17 - Financial Statements.

Net cash utilized by the Company in 2002, including short-term investments, was $22.3 million. The principal uses of funds were in respect of our former Zi Services business segment, litigation and judgement settlement costs and the Company's e-Learning investments.

The Zi Technology business segment that offers the eZiText product operated at a near break-even level while maintaining a modest level of investment in future technology initiatives. Through the divestiture of MLG and Zi Services, cash utilization has improved significantly.

Capital requirements in 2003 include debt repayment, final payments under the AOL settlement and costs to carry Oztime until it is divested.

The Company must raise capital in order to fund these capital items.

On December 5, 2002, the Company borrowed US$3.3 million through the issuance of a note payable, originally due March 5, 2003 and then extended to April 30, 2003 on terms described in notes 8, "Note Payable" and 18, "Subsequent Events" to the Company's December 31, 2002 audited consolidated financial statements. This loan was subsequently extended to May 7, 2003 and on May 7, 2003, the loan was paid out in full and the Company entered into a new loan agreement in the sum of US$1.94 million due and payable by June 30, 2003. At present, Zi has not arranged replacement financing to repay this loan and there is no assurance that Zi will be successful in its efforts to complete such refinancing prior to the maturity date of the loan on June 30, 2003.

On December 6, 2002, the Company settled a judgment in favour of AOL, as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements. Under the terms of the settlement agreement, the Company is, among other things, obliged to pay a further US$1.5 million by way of three installments between June 2003 and January 2004.

At present, Oztime is operating at less than breakeven cash flow and is intended to be divested during 2003.

Operating Activities

Cash applied to operations in 2002 increased to $20.2 million from $6.2 million in 2001. The $14 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $9.2 million and offset by $1.9 million of cash generated from non-cash working capital. Cash applied to operations in 2001 increased to $6.2 million from $1.4 million in 2000. The $4.8 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $3.1 million, offset by $1.4 million of cash generated from non-cash working capital.

In 2002, non-cash working capital generated $1.9 million in cash. This was due to the increase in accounts payable at December 31, 2002 of $3.6 million partially offset by an increase in accounts receivable of $1.7 million. The increase in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2002 over the same quarter of the prior year.

In 2001, non-cash working capital generated $1.4 million in cash. This was due to the increase in deferred revenue of $0.6 million at December 31, 2001. The deferred revenue at December 31, 2001 relates primarily to prepaid annual maintenance fees for eZiText licensees.

In 2000, non-cash working capital generated $0.5 million in cash. This was largely due to the growth of Zi's operating expenses, which resulted in a corresponding increase in accounts payable.

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2002	issuance of a note payable and issuance of common shares pursuant to exercise of stock options	$6.2 million
2001	issuance of common shares pursuant to exercise of stock options	$2.6 million
2000	issuance of common shares pursuant to private placements and exercise of stock options and warrants (net of issue costs)	$36.8 million

Investing Activities

In 2002, cash generated from investing activities was $4.1 million, as compared to $13.6 million used in investing activities in 2001. Adjusted for short-term investments, cash used in investing activities was $4.5 million in 2002 compared to $5 million in the prior year.

In 2001, cash used in investing activities was $13.6 million, as compared to cash generated from investing activities of $0.5 million in 2000. Adjusted for short-term investments, cash used in investing activities was $5.0 million in 2001 compared to $5.6 million in the prior year.

The decrease of $0.5 million in 2002 over 2001 cash used in investing activities is due to a $2.4 million increase in acquisitions and dispositions of subsidiaries and a $0.5 million increase in the purchase of capital assets, offset by a $3.3 million decrease in software development costs and a $0.1 million decrease in other deferred costs.

In 2002, $0.2 million of the deferred software developments costs related to eZiText as compared to $1.9 million in 2001. In 2001, $1.9 million of the deferred software development costs related to eZiText compared to $4.6 million in 2000.

Deferred software development costs related to Oztime decreased to $0.4 million in 2002 from $2.6 million in 2001. Deferred software development costs related to Oztime increased from nil in 2000 to $2.6 million in 2001. In Oztime, software development costs related primarily to Oztime's proprietary Learning Management System.

The reduction in the amount of cash used for investing activities during 2000 compared to 1999 was largely due to the conversion of short-term investments, which generated $6.1 million of cash. Cash was used to purchase $1.5 million of capital assets, acquire EPI for $0.4 million and incur $3.6 million of deferred software development costs.

Long Term Debt and Capital Lease Obligations

Zi has no long-term debt other than capital lease obligations at December 31, 2002. During 2002, 2001 and 2000, we entered into Canadian dollar leases for computer equipment with payment terms over three years. The obligation, including the current portion, totalled $191,929 at December 31, 2002.

Financial Instruments

At December 31, 2002, Zi had cash, cash equivalents and short-term investments of $5.3 million. Surplus funds are held primarily in US dollars and are converted into Canadian dollars, Hong Kong dollars and Chinese renminbi as required by the head office and operating divisions in those countries. The controller, in consultation with the Chief Financial Officer and within the objectives of the Company's investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi's investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Capital Expenditure Commitments

Our operations are people intensive and only require limited capital expenditures to support the productive enterprise of its staff. This includes offices and furniture and equipment, primarily computers. Most of this equipment is purchased as required and does not require long order times.

C. Research and Development, Patents and Licenses, etc.

The Company's intellectual property may be grouped into the following product areas: eZiText, and educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically most of Zi's research and development activity was dedicated to text input technology.

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred. Software development costs are capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life.

Due to the nature of Zi's acquired intellectual property, values have not been specifically assigned to patents, licenses, domain names, etc. acquired prior to 2001, but have been generally classified as "goodwill".

Expenditures for research and development costs, including deferred Software Development Costs and research and development expenses including software development costs for our former Zi Services business unit, and for acquired IP during the past three years are as follows (in thousands of Canadian dollars):

	R & D	Goodwill
2002	$7,300	nil
2001	$11,500	nil
2000	$7,500	$3,196

Research and development expenditures will depend upon our available capital resources during the year ending December 31, 2003, and will primarily relate to our research and development efforts on our eZiText technology. We may also expend additional resources on research and development of related or complementary technologies, although we have no current plans to do so.

D. Trend Information

Revenues and Expenses

For the years ended December 31, 2000, 2001 and 2002 our revenue by geographical market and category consisted of:

		Revenue(3)
		License and Implementation Fees	Software and Other	Total
2002	Canada(1)	$ 3,634,538	$ 2,573,660	$ 6,208,198
	China	2,146,176	463,375	2,609,551
	USA(2)	4,385,848	-	4,385,848
	Other	-	-	-
	Total	$ 10,166,562	$ 3,037,035	$ 13,203,597
2001	Canada(1)	$ 2,777,720	$ 41,443	$ 2,819,163
	China	1,303,993	206,908	1,510,901
	USA(2)	1,022,436	-	1,022,436
	Other	26,404	-	26,404
	Total	$ 5,130,553	$ 248,351	$ 5,378,904
2000	Canada(1)	$ 3,764,712	$ 152,515	$ 3,917,227
	China	433,168	96,780	529,948
	USA(2)	295,293	-	295,293
	Other	-	-	-
	Total	$ 4,493,173	$ 249,295	$ 4,742,468

Notes:
(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia and Europe.
(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.
(3)

The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002, 2001 and 2000 were $239,308, $852,864 and $497,298, respectively. All Zi Services revenues would be included in China's geographical segment.

Trend Information

The growth in commercialization of Zi's technology generated a 98 percent increase in revenue from continuing operations over that in 2001. License and implementation fees rose $5 million to $10.2 million in 2002, or 98 percent over 2001. The increase is due primarily to the business in size of our eZiText customer base, with 30 licensees contributing to revenue at December 31, 2002, compared to 14 licensees in 2001.

In 2001, revenue from continuing operations rose $0.6 million or 13 percent over 2000. License and implementation fees rose $0.6 million or 14 percent over 2000. Other product revenue remained unchanged over the prior year. License and implementation fees reflect revenue from 14 licensees, compared to 3 licensees a year earlier. This revenue comes from our OEM customers. The majority of our OEM customers' products, which have implemented our eZiText product resulting in royalty-bearing eZiText enabled products, have been sold in Asia and Europe. Many of our new OEM customers' and existing OEM customers' products are now being sold outside of Asia. As our customers' products enter the marketplace, we anticipate this trend to continue with respect to our eZiText product line.

Our SG&A costs have increased year over year for the past 3 years. SG&A from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase is partially attributable to SG&A of $3.2 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts. SG&A from continuing operations increased $4.1 million or 67 percent to $10.2 million in 2001 from $6.1 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States. As a result of the reductions that we have made in SG&A costs, we anticipate that this trend will not continue in 2003 and that our SG&A costs will decrease in 2003 from 2002.

Our product research and development expenses have increased over the past three years. As eZiText matures, we anticipate continued investment into developing enhanced and related new technologies given the availability of capital required to finance further those product research and development activities. We anticipate a decrease in expenditure for product research and development in 2003.

Depreciation and amortization from continuing operations increased in 2002 by $0.8 million or 25 percent to $3.9 million from $3.1 million in 2001. The increase is due to increased amortization of eZiText related deferred development costs. Given the decrease in deferred costs and capital assets, we anticipate that our depreciation and amortization expense will significantly decrease in 2003.

In the past three years, our net loss has increased year over year. We do not anticipate that this trend will continue in 2003. We anticipate that an increase in sales combined with decreases in SG&A, depreciation and product research and development costs will reverse this trend in 2003.

Capturing Opportunities in the Wireless Market

Growth in wireless markets has been driven by a number of factors including increased competition, lower pricing, greater geographic coverage and the emergence of feature rich products. Carriers and manufacturers have traditionally competed largely on price, but we believe this is changing as technologies improve and market participants examine new ways to increase margins and expand market share through product differentiation. The current shift from voice to data communications is expected to accelerate over the next few years creating opportunities for industry participants to offer a broader range of services. The expansion of Zi's global operations were financed through a private placement of $36.8 million completed in February 2000.

Enabling Interactivity Globally

As manufacturers work to expand market share they are increasingly targeting global markets. Success in these markets requires a high degree of localization and personalization. Zi is providing OEMs and Original Design Manufacturers ("ODMs") with software for mobile handset devices that allow them to compete successfully. Securing a broad customer list that includes many of the industry's most respected players gives us the opportunity to build on its leading position as a supplier to mobile handset manufacturers and expand into other wireless devices.

Korea is expected to be one of the key global manufacturing centres for mobile devices for both domestic consumption and export. In 2000, we entered into six contracts with manufacturers in Korea such as LG Electronics and GTRAN. In the first quarter of 2001, Samsung, the world's fourth largest mobile phone manufacturer, confirmed Zi's leadership in interface solutions by licensing eZiText for their phone products.

An increasing number of our customers are now introducing their products to the commercial market. Quanta of Taiwan released their GSM phone with eZiText in the fourth quarter of 2000. We will continue to pursue manufacturers in Taiwan as it is an important hub for IT hardware manufacturing, following only the US and Japan in terms of production.

Litigation/Indemnification

We described the legal actions undertaken by the Company in protecting its intellectual property and our risks relating to indemnification of its intellectual property pursuant to our licensing agreements under Item 3 - Key Information - Risk Factors and Item 8 - Financial Information - Legal Proceedings.

We have not determined whether we will be required to indemnify Alcatel and Ericsson with respect to the patent infringement claims described in Item 3D - Risks Related to Indemnity Claims from Third Parties and Item 8B - Legal Proceedings. Both patent infringement claims relate to our eZiText technology, our principal product. In 2002, we derived approximately 25 percent of our total revenues from our licenses with Ericsson and Alcatel. In the event our technology is found to infringe on the patents of others in these legal proceedings, our revenues would be adversely affected.

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims by Tegic. Nearly one-half of the increase in SG&A in 2002 versus 2001 was the result of litigation costs incurred to protect our intellectual property position. See Item 5 - Operating and Financial Review and Prospects - Operating Results.

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Item 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

Each director is generally elected by a vote at the annual meeting of shareholders in service for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists the directors and senior management of the Company together with their respective positions as of April 30, 2003:

Name	Position
Michael E. Lobsinger Calgary, Alberta	Chairman, Chief Executive Officer and Director
Derrick R. Armstrong(1)(3) Calgary, Alberta	Director and Secretary
Simon X. Jiang New York, New York, U.S.A.	Director
Rod Love(2) Calgary, Alberta	Director
Thompson MacDonald(1)(2)(3) Calgary, Alberta	Director
Angus Michael Roderick Mackenzie(1)(2) Englefield Green, Surrey, U.K.	Director and Director of three Bermuda subsidiaries
Howard R. Balloch Beijing, PRC	Director and Chairman of Oztime subsidiary
Gary Kovacs San Francisco, California, U.S.A.	President
George C. Tai(4) Calgary, Alberta	Chief Operating Officer
Todd Simpson Calgary, Alberta	Chief Technology Officer
Gary Mendel Dublin, California, U.S.A.	Vice President, Sales and Marketing

Notes:
(1)	Member of the Audit Committee during 2002.
(2)	Member of Compensation Committee during 2002.
(3)	Member of Corporate Governance Committee during 2002.
(4)	George Tai resigned from the Company effective May 9, 2003.

MICHAEL E. LOBSINGER has been chief executive officer of the Company since 1993 and President of the Company from 1993 to 2000. Mr. Lobsinger has been a director of the Company since 1987. Prior to joining the Company, Mr. Lobsinger was an entrepreneur with experience in real estate development and the oil and gas industry. Mr. Lobsinger was appointed a director of Magic Lantern Group, Inc. in November 2002.

DERRICK R. ARMSTRONG has been a director and secretary of the Company since 1993. Mr. Armstrong is a lawyer and partner with Borden Ladner Gervais LLP, Barristers & Solicitors, practicing primarily in securities and corporate commercial law. Mr. Armstrong is also a director of Veteran Resources Inc., and Centurion Energy International Inc., both publicly traded resource companies.

SIMON X. JIANG has been a director of the Company since 1998. Mr. Jiang is the Chairman of CyberCity International, a private Hong Kong holding company operating in the high tech sector. Mr. Jiang is a Senior Associate at Cambridge University Judge Institute of Management Studies and an Advisory Board Member of Capital International Inc. Mr. Jiang was also the Deputy Chief of the United Nations Pension Fund Investment from 1992 to 1998. Mr. Jiang has indicated that he will not stand for re-election at our next annual general meeting scheduled for June 11, 2003.

ROD LOVE was elected as a director at the Company's annual general meeting held in June 2001. Mr. Love has been President of Rod Love Consulting Inc., since 1998, specializing in strategic planning in political affairs, communications and organizational change. Mr. Love served as the Chief of Staff to the Premier of Alberta from 1992 to 1998.

THOMPSON MACDONALD has been a director of the Company since 1993. Mr. MacDonald is a Communications Consultant and has run his own consulting practice since 1988.

ANGUS MICHAEL R. MACKENZIE was elected as a director at the Company's annual general meeting held in June, 2001. Mr. MacKenzie has been the Director General and Managing Partner of Champagne Jacquesson & Fils, Dizy since 1998. Mr. MacKenzie was the Director of Jefferies Pacific Limited, Hong Kong, from 1994 to 1997 and is the Chairman of Mayfair Cellars Group, London and of Tasmanian Vineyards Pty. Mr. MacKenzie has served as director of three of our Bermuda subsidiaries since July 2000 and as director of Magic Lantern Group, Inc. since November 2002. He is also a Director of The Lindsell Train Investment Trust PLC since 2000.

HOWARD R. BALLOCH was elected as a director on August 4, 2001. Mr. Balloch served as Canada's Ambassador to China for more than 5 years, retiring from the Canadian Foreign Service in August, 2001. In August, 2001 he was also appointed Chairman of Oztime, a subsidiary of Zi Corporation. Mr. Balloch was appointed a director of Magic Lantern Group, Inc. in November 2002.

GARY KOVACS was appointed President of the Company in October 2000 and was Sr. Vice President, Sales and Marketing of the Company from February 2000 to October 2000. Mr. Kovacs has over 15 years experience in the information technology sector. Prior to Zi Corporation, Mr. Kovacs was the Worldwide Program Director, Software Division, in New York, for IBM. Mr. Kovacs holds a Bachelor of Commerce and a MBA from the University of Calgary.

GEORGE C. TAI has been with the Company since February 2000 as Vice President, General Counsel and was appointed Chief Operating Officer in October 2000. Mr. Tai was a founding member of Oxbow Equities Corp., a TSX listed venture capital company, and practiced securities law at Armstrong Perkins, Hudson, Barristers and Solicitors and at Bennett Jones, Barristers and Solicitors. Mr. Tai earned his law degree at University of Western Ontario and holds a Bachelor of Science degree from University of Toronto. Mr. Tai has resigned from the Company effective May 9, 2003.

TODD SIMPSON is the Chief Technology Officer of the Company, having joined in April 2001. He holds a Bachelor's degree in computer science and a PhD in software engineering from the University of Calgary. Dr. Simpson has more than ten years experience in developing and commercializing consumer products, including wireless, embedded, PC and internet offerings. He has previously been Chief Technology Officer at Netpulse Media Networks, Inc., E-Zone Networks Inc., and Push Technologies, Inc. and Head of Development at Qsound Labs. Dr. Simpson also has extensive international experience.

GARY MENDEL is the Vice President, Sales and Marketing. Prior to joining Zi in May 2001, Mr. Mendel had over 12 years senior marketing and sales management experience in the wireless communications industry. Prior to joining Zi Corporation. Mr. Mendel was the Senior Director of Marketing and Sales for the Western US with Sprint PCS. Mr. Mendel holds a Bachelor of Science from Miami University and a Masters of Business Administration from Baylor University.

B. Compensation

Note: All currency amounts are expressed in Canadian dollars unless otherwise stated.

(a) Compensation of Directors

On September 26, 2001, the Compensation Committee recommended, and the Board approved, remuneration for non-management directors, effective January 1, 2002, of US$10,000 per annum, payable in bi-annual instalments on the 1st days of January and July of each year. All travel and other expenses of directors while conducting business on behalf of the Company are reimbursed by the Company.

Executive officers of the Company who also act as directors of Zi, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such executive officers in their capacity as executive officers. During the fiscal period ended December 31, 2002, the directors of the Company were not granted stock options to acquire common shares of the Company.

(b) Compensation of Executive Officers

1. Summary Compensation

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the 4 highest paid executive officers of the Company receiving remuneration exceeding $100,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation(7)			Long-Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary ($CDN)	Bonus ($CDN)	Other annual compensation ($CDN)	Securities under options/ SARs granted (#)	Restricted shares or restricted share units ($CDN)	LTIP payouts ($CDN)	All other compensation ($CDN)
Michael E. Lobsinger(1) Chief Executive Officer	2002 2001 2000	505,960 456,286 456,253	60,000 75,000 76,283	Note (6) Note (6) Note (6)	nil 100,000 250,000	nil nil nil	nil nil nil	nil nil 3,397
Gary Kovacs(2) President	2002 2001 2000	353,331 365,230 292,286	54,963 38,727 38,141	Note (6) Note (6) Note (6)	nil 100,000 340,000	nil nil nil	nil nil nil	nil nil nil
Gary Mendel(3) Vice President, Sales and Marketing	2002 2001	259,110 157,936	39,259 nil	Note (6) Note (6)	10,000 60,000	nil nil	nil nil	nil nil
George Tai(4) Chief Operating Officer	2002 2001 2000	225,000 225,000 146,538	35,000 37,500 38,141	Note (6) Note (6) Note (6)	nil 100,000 310,000	nil nil nil	nil nil nil	nil nil nil
Todd Simpson(5) Chief Technology Officer	2002 2001	200,000 113,808	15,000 nil	Note (6) Note (6)	nil 120,000	nil nil	nil nil	nil nil

Notes:
(1)	On January 1, 2000 Mr. Lobsinger was appointed Chairman and Chief Executive Officer of the Company.
(2)	Gary Kovacs was appointed Vice-President, Sales and Marketing on February 21, 2000 and President on October 15, 2000.
(3)	Gary Mendel was appointed Vice President, Sales and Marketing on May 22, 2001.
(4)	George Tai was appointed Vice-President, General Counsel on February 21, 2000 and Chief Operating Officer on October 15, 2000.
(5)	Todd Simpson was appointed Vice President, Product Development on April 23, 2001 and Chief Technology Officer on December 6, 2001.
(6)	Other annual compensation is less than $50,000 and less than 10% of the salary and bonus of the respective Named Executive Officer.
(7)	For 2002 compensation, all US dollar denominated compensation was converted to Canadian dollars at 1.5703, the average conversion rate for 2002.

2. Stock Options

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options granted to the Named Executive Officers of the Company during the fiscal year ended December 31, 2002.

Name	Securities under Options/SARs granted (#)	% of total Options/SARs granted to employees in financial year(1)	Exercise or base price ($/Security)	Market value of securities underlying Options/SARs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger	nil	nil	n/a	n/a	n/a
Gary Kovacs	nil	nil	n/a	n/a	n/a
Gary Mendel(2)	10,000	3.3%	Note (2)	Note (2)	Note (2)
George Tai	nil	nil	n/a	n/a	n/a
Todd Simpson	nil	nil	n/a	n/a	n/a

Notes:
(1)	During the fiscal period ended December 31, 2002, stock options exercisable into a total of 306,666 common shares were granted to directors, officers, and employees of the Company.
(2)

During the year 2002 the Company issued the following options to Mr. Mendel: options to acquire 10,000 common shares at $9.56 expiring February 1, 2005. The market value of common shares at the date of the grant was the same as the exercise price for all options granted in 2002.

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options which were either exercised or not exercised by the Named Executive Officers during the Company's fiscal year ended December 31, 2002.

Aggregated Option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($)	Unexercised Options/SARS as at December 31, 2002 exercisable/ unexercisable	Value of unexercised in-the-Money Options/SARs at December 31, 2002(2) exercisable/ unexercisable
Michael E. Lobsinger	80,000	167,000	Exercisable 1,025,000 Unexercisable nil	Exercisable $1,435,000 Unexercisable nil
Gary Kovacs	nil	nil	Exercisable 380,000 Unexercisable nil	Exercisable nil Unexercisable nil
Gary Mendel	nil	nil	Exercisable 46,666 Unexercisable 23,334	Exercisable nil Unexercisable nil
George Tai	nil	nil	Exercisable 350,000 Unexercisable nil	Exercisable nil Unexercisable nil
Todd Simpson	nil	nil	Exercisable 120,000 Unexercisable nil	Exercisable nil Unexercisable nil

Notes:
(1)	The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.
(2)

"In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2002 and the exercise price

The Company currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Company's incentive share option plans.

3. Long-term Incentive Plans

4. Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2002 or since incorporation.

5. Stock Option and SAR Repricing

No re-pricing took place during the last fiscal year ended December 31, 2002 with respect to stock options held by the Named Executive Officers.

6. Pension and Retirement Plans and Payments made upon Termination of Employment

The Company does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Company, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described in Section 7 below and in the succeeding paragraph.

During the preceding fiscal year, the Company provided compensation to David Yang, former General Manager, Asia Pacific, on the termination of his employment. He was paid regular salary of $13,178.23 plus vacation payout of $12,512.46 plus a severance payment of $79,069.38 for a total payment of $104,760.07. Zi Corporation of America, Inc. ("Zi America") has established a 401(k) plan for its employees. Two of the Named Executive Officers, Gary Kovacs and Gary Mendel, are eligible to participate in this 401(k) plan. No contributions have been made by Zi America.

7. Employment Contracts

The Company entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ends on December 31, 2002. The agreement provides for an automatic renewal for a further three years on the same terms and conditions except for remuneration which is to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Company and Chief Executive Officer. The terms of the agreement provided that Mr. Lobsinger be paid an amount equal to US$300,000 per annum plus transportation and travel allowances. Mr. Lobsinger is currently paid US$300,000 per annum plus transportation and travel allowances. Mr. Lobsinger and the Company have verbally agreed to renew his employment agreement for three years at the same remuneration. Further, he is also entitled to receive restricted stock units in an amount to be determined by the Compensation Committee and the following grants of stock options: effective June 11, 2003, 100,000 options; effective January 1, 2004, 100,000 options and effective January 1, 2005, 100,000 options. Following a change of control, in the event of termination of employment or constructive dismissal or if the Company distributes its assets or is wound up as part of a corporate reorganization, the Company is required to pay an amount equal to three times annual salary and, at Mr. Lobsinger's discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. Under the terms of the agreement, Mr. Lobsinger must not disclose the trade secrets of the Company.

The Company entered into an employment agreement with Gary Kovacs effective February 21, 2000 for a term to February 21, 2003. Mr. Kovacs was appointed Vice-President Sales and Marketing, based in San Francisco, California. The terms of the agreement provided that Mr. Kovacs be paid US$160,000 per annum. In the event of a change of control of the Company, all options will vest immediately. Mr. Kovacs was required to execute a Confidentiality and Non-competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Kovacs President of the Company, increase his annual salary to US$225,000 and provide a monthly transportation allowance of US$750, extend the term to October 15, 2003, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Kovacs stock options, as detailed below, to purchase common shares in the capital of the Company at a price equal to the market price of the Company's shares on the Toronto Stock Exchange on the date preceding the date of the grant. Effective October 1, 2000 Mr. Kovacs was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options.

The Company entered into an employment agreement with George C. Tai effective February 21, 2000 for a term to February 21, 2003. Mr. Tai was appointed Vice-President, General Counsel of the Company. The terms of the agreement provided that Mr. Tai be paid CDN$150,000 per annum up to August 21, 2000 and CDN$165,000 thereafter. The Company agreed, subject to regulatory approvals, to grant Mr. Tai stock options to purchase 30,000 common shares in the capital of the Company. The Company may terminate Mr. Tai's employment upon payment of six months' salary. In the event of a change of control of the Company, Mr. Tai may, at his discretion, terminate the agreement and will be entitled to six months' salary. In addition his options will all become immediately exercisable and he shall have 90 days to exercise those options. Mr. Tai was required to execute a Confidentiality and Non-competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Tai Chief Operating Officer of the Company, increase his annual salary to CDN$225,000, extend the term to October 15, 2003, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Tai options to purchase common shares in the capital of the Company at a price equal to the market price on the date preceding the date of the grant. Effective October 1, 2000 Mr. Tai was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options.

The Company entered into an employment agreement with Gary Mendel effective May 22, 2001. Mr. Mendel was appointed Vice President, Sales and Marketing of the Company. The terms of the agreement provided that Mr. Mendel be paid US$165,000 per annum and provide for a bonus of up to 50% of annual salary based upon the performance of mutually agreed milestones, payable in cash or stock options as follows: 50% to be paid in cash or options at the discretion of the employee and 50% at the discretion of the reporting manager. The bonus will be payable bi-annually. Options will be valued based on current pricing models. The Company agreed, subject to regulatory approvals, to grant Mr. Mendel stock options to purchase 60,000 common shares in the capital of the Company. The Company may terminate Mr. Mendel's employment upon 90 days' written notice, or payment of three months base salary. In the event of a change of control of the Company, Mr. Mendel may, at his discretion, terminate the agreement. In addition, his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Mendel was required to execute a Confidentiality and Non-competition agreement.

The Company entered into an employment agreement with Todd Simpson effective April 23, 2001. Mr. Simpson was appointed Vice-President, Product Development. The terms of the agreement provided that Mr. Simpson be paid CDN$165,000 per annum. The Company agreed, subject to regulatory approvals, to grant Mr. Simpson stock options to purchase 30,000 common shares in the capital of the Company and upon completion of the first three months of employment, to grant additional stock options to purchase 30,000 common shares in the capital of the Company. Mr. Simpson was required to execute a Confidentiality and Non-competition agreement. Effective December 6, 2001 the above agreement was amended to appoint Mr. Simpson Chief Technology Officer of the Company, increase his annual salary to CDN$200,000, provide for a term to December 6, 2004, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Simpson 60,000 options to purchase common shares in the capital of the Company at a price equal to the market price on the date preceding the date of the grant. The Company may terminate Mr. Simpson's employment upon 90 days' written notice or payment in lieu of notice. In the event of a change of control of the Company, Mr. Simpson may, at his discretion, terminate the agreement. In addition his options will all become immediately exercisable and he shall have 90 days to exercise those options.

(c) Plans and Share Options

The Company currently has in effect, 1993, 1995, 1996, 1998 and 1999 Incentive Share Option Plans for its directors, officers, employees and consultants pursuant to which 11,615,000 common shares were reserved for issuance and an additional 1,300,000 common shares which were reserved for issuance pursuant to shareholder approval obtained at the June 5, 2002 shareholder meeting.

The following summarizes stock option plan activity during the fiscal years ending December 31, 2000, 2001 and 2002:

	2002	2001	2000
Options outstanding, beginning of year	5,874,852	5,486,151	4,267,600
Granted	306,666	1,893,498	2,374,217
Cancelled	(741,218)	(976,114)	(383,566)
Exercised	(304,600)	(528,683)	(772,100)
Options outstanding, end of year	5,135,700	5,874,852	5,486,151

(d) Other Compensation

During the Company's fiscal year ended December 31, 2002, the Company accrued and/or paid legal fees to a law firm of which one of the directors of the Company was a partner and to a second law firm into which the first law firm merged, amounting, in the aggregate, to $228,593.

A management fee was paid by the Company to a consulting firm owned by a director amounting to $188,422 during the fiscal year ended December 31, 2002.

A consulting fee was paid by the Company to a technology services firm partially owned by an executive officer amounting to $7,128 during the fiscal year ended December 31, 2002.

The Company has set forth in this report all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year ended December 31, 2002.

C. Board Practices

(a) Board of Directors

The Board currently consists of seven members. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Company. See Item 6 - Compensation of Directors.

(b) Board Committees

Our board of directors has three standing committees: an audit committee, a compensation committee and a corporate governance committee.

Audit Committee

The members of the audit committee are persons who are not officers or employees of the Company or any of our affiliates and therefore are considered to be "unrelated". It is generally mandated to oversee audit functions, the preparation of financial statements, review news releases on financial results and meet with outside auditors and with management. The audit committee consists of Messrs. Armstrong, MacDonald and MacKenzie. Among other things, the Audit Committee is responsible for reviewing our financial reporting procedures and internal controls, the scope of annual and any special audit examinations carried out by our auditors, the performance of our auditors, systems and controls established to comply with financial regulatory requirements and our annual financial statements before they are reviewed and approved by our board of directors. The Audit Committee also reviews our quarterly unaudited financial statements. Such reviews are carried out with the assistance of our auditors and our senior financial management. The Audit Committee adopted, and the board of directors approved, an Audit Committee Charter, consistent with NASDAQ and the Toronto Stock Exchange policy, outlining its policy and procedures for the exercise of Audit Committee oversight responsibilities.

In early 2003, the board of directors examined the competencies of the audit committee and determined that, in view of the pending changes expected under the Sarbanes Oxley Act of 2002, it would make two changes to its criteria for selecting members of the audit committee as follows:

1.

Firstly, all members would not only be unrelated to the Company in that they would not be officers or employees of the Company or any of its affiliates, but they would be independent as well in that they do not provide any goods or services to the Company or its affiliates for remuneration; and

2.

Secondly, a new member of the audit committee would be added who had financial expertise and considerable familiarity with generally accepted accounting principles either as a Chief Financial Officer or as a practising or former chartered accountant. The Company began a search for such an individual and has nominated Mr. H. Donald Hyde for election as a director at the Company's pending annual general meeting on June 11, 2003. If elected, Mr. Hyde will replace Mr. Armstrong as chairman of the Audit Committee who we consider to be unrelated but not independent since he is a partner of a law firm which provides legal services to the Company.

Mr. Armstrong will remain as a director but will resign from the Audit Committee and be replaced by Mr. Hyde.

Compensation Committee

The Compensation Committee, which consists of Messrs. MacKenzie, Love and MacDonald establishes and reviews overall policy and structure with respect to compensation matters for our directors and senior officers. The Compensation Committee also reviews general policies relating to compensation and benefits of our employees. None of our executive officers served as a director, executive officer or member of a compensation committee of another entity of which one of its executive officers served on our Compensation Committee. There are no interlocking relationships existing between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

The Compensation Committee advises the board on the administration of the Company's Stock Option Plans, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Company. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

Under the direction of the Compensation Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Company. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Company's executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and non-cash compensation.

In connection with determining base salaries, the Company maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Company's lean organizational structure and growth in the international arena, the Compensation Committee's goal is to provide base salaries, for its top performing employees, that are competitive with the Company's peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports compiled by such organizations as Korn-Ferry International Consultants, The Wynford Group Management Consulting, Haygroup Ltd., Watson Wyatt, Western Compensation and Benefits Consultants and KPMG LLP and compared the base salaries of the Company's executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating a combination of financial and non-financial criteria, including net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In 2003, the Board approved a relatively small cash amount to five executives as year end bonuses in view of the losses suffered by the Company in the fiscal year ended December 31, 2002. As of April 22, 2003, such bonuses have not been paid. In determining bonuses, the Committee does consider profitability as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

The Board believes that employees should have a stake in the future of the Company and that their interest should be aligned with the interest of the Company's stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers, consultants, and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by the Company and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees.

Corporate Governance Committee

The Corporate Governance Committee which consists of Messrs. MacDonald and Armstrong oversees and reviews procedures and policies relating to the corporate governance of the Company.

The Company's Board considers corporate governance to be central to the effective and efficient operation of the Company and has assigned the ongoing responsibility for matters relating to corporate governance to the Corporate Governance Committee. The Board will continue to assess its corporate governance methods as part of its commitment to ensuring effective corporate governance.

The Toronto Stock Exchange has adopted a series of guidelines (the "TSE Guidelines") for effective corporate governance and requires that all Toronto Stock Exchange listed companies disclose on an annual basis their approach to corporate governance. The Company's approach to corporate governance with reference to the TSE Guidelines is set out in the Company's Management Information Circular. See Exhibit 10.1.

We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated. For employment agreements of Named Executive Officers. See Item 6 - Compensation of Executive Officers. Except as described herein, there are no agreements or other remuneration arrangements with any of our directors. The Company has entered into a consulting agreement with a firm owned by one of our directors, Howard Balloch, for services related to our Oztime subsidiary. See Item 7 - Related Party Transactions and Exhibit 4.15.

D. Employees

As of April 30, 2003, we had 103 regular, full-time employees:

ZI TECHNOLOGY
	Asia	North America	Europe	Total
Sales & Marketing	3	5	1	9
Technical	3	16	-	19
Admin/Corp	8	12	-	20
ZI TECHNOLOGY TOTAL	14	33	1	48

OZTIME
	Asia	North America	Europe	Total
Sales & Marketing	8	-	-	8
Technical	38	-	-	38
Admin/Corp	9	-	-	9
OZTIME TOTAL	55	-	-	55

In 2002, we reduced the number of employees in our Zi Technology business unit from 77 to 48. In our Oztime investment, staffing levels were also reduced in 2002 from 65 to 55. These employee reductions were implemented to achieve cost savings where appropriate and strengthen our business operations. In November 2002, 30 employees were terminated in our former Zi Services business unit as part of the closure of this business unit.

We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are represented by a collective bargaining agreement. At December 31, 2002, we had 103 regular, full-time employees; at December 31, 2001, we had 168 regular, full-time employees; and at December 31, 2000, we had 219 regular, full-time employees. We believe we enjoy good relationships with our employees.

E. Share Ownership

(a) Share and Option Holdings

The following table sets forth the direct and indirect actual common share ownership and option holdings of our directors and previously Named Executive Officers at April 22, 2003.

Name	Number of Shares Beneficially Owned*	Percentage of Class**
Michael E. Lobsinger	5,502,671(1)	14.0%
Derrick R. Armstrong	360,000(2)	0.9%
Howard R. Balloch	225,350(3)	0.6%
Simon X. Jiang	75,000(4)	0.2%
Rod Love	225,000(5)	0.6%
Thompson MacDonald	125,000(6)	0.3%
Angus Michael Roderick Mackenzie	425,000(7)	1.1%
Gary Kovacs	463,571(8)	1.2%
George C. Tai	438,671(9)	1.1%
Gary Mendel	82,500(10)	0.2%
Todd Simpson	152,813(11)	0.4%

Notes:

* Includes options and restricted stock units exercisable within 60 days of April 22, 2003.

** Assume Common Shares, no par value (Class) = 38,089,250.
(1)

In the case of Mr. Lobsinger, this comprises 623,700 common shares held directly or beneficially by Mr. Lobsinger, 3,725,400 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger, and 1,125,000 share options. The share options include: 600,000 options granted October 17, 1994 at a grant price of $2.20 and were extended to expire October 17, 2004 at the annual and special general meeting held on June 16, 1999; 75,000 options granted June 3, 1998 at a grant price of $5.05 and expire June 3, 2003; 50,000 options granted April 15, 1999 at a grant price of $2.10 and expire April 15, 2004; 200,000 options granted December 28, 2000 at a grant price of $10.05 and expire December 28, 2005; 50,000 options granted January 1, 2001 at a grant price of $9.20 and expire January 1, 2006; 50,000 options granted December 3, 2001 at a grant price of $7.96 and expire December 3, 2006; 50,000 options granted January 1, 2003 at a grant price of $4.40 and expire January 1, 2006; 50,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; and 28,571 restricted stock units at a grant price of US$1.75 and expire on April 17, 2008.

(2)

In the case of Mr. Armstrong, this comprises 210,000 common shares held directly or beneficially by Mr. Armstrong and 150,000 share options. This does not include 10,000 common shares held pursuant to a spousal RRSP. The share options include: 25,000 options granted October 17, 1994 at a grant price of $2.20 and were extended to expire October 17, 2004 at the annual and special general meeting held on June 16, 1999; 75,000 options granted June 3, 1998 at a grant price of $5.05 and expire June 3, 2003; 50,000 options granted April 15, 1999 at a grant price of $2.10 and expire April 15, 2004.

(3)

In the case of Mr. Balloch, this comprises 350 common shares held directly or beneficially by Mr. Balloch and 225,000 share options granted August 4, 2001 at a grant price of $11.66 and expire July 31, 2006.

(4)	In the case of Mr. Jiang, this comprises 75,000 share options granted June 3, 1998 at a grant price of $5.05 and expire June 3, 2003.
(5)	In the case of Mr. Love, this comprises 225,000 share options, which include: 225,000 options granted June 8, 2001 at a grant price of $12.23 and expire June 8, 2006.
(6)

In the case of Mr. MacDonald, this comprises 225,000 share options which include: 50,000 options granted October 17, 1994 at a grant price of $2.20 and were extended to October 17, 2004 at the annual and special general meeting held on June 16, 1999; 75,000 options granted June 3, 1998 at a grant price of $5.05 and expire June 3, 2003.

(7)

In the case of Mr. Mackenzie, this comprises 200,000 common shares held directly or beneficially by Mr. Mackenzie and 225,000 share options. The share options include: 100,000 options granted July 26, 2000 at a grant price of $13.50 and expire July 26, 2005; 125,000 options granted June 8, 2001 at a grant price of $12.23 and expire June 8, 2006.

(8)

In the case of Mr. Kovacs, this comprises 463,571 share options, which include: 30,000 options granted June 1, 2000 at a grant price of $15.05 and expire June 1, 2005; 200,000 options granted October 3, 2000 at a grant price of $10.15 and expire October 3, 2005; 50,000 options granted December 28, 2000 at a grant price of $10.05 and expire December 28, 2005; 50,000 options granted January 2, 2001 at a grant price of $9.20 and expire January 2, 2006; 50,000 options granted December 3, 2001 at a grant price of $7.96 and expire December 3, 2006; 50,000 options granted from January 1, 2003 at a grant price of $4.40 and expire January 1, 2006; 25,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; and 8,571 restricted stock units at a grant price of US$1.75 and expire on April 17, 2008.

(9)

In the case of Mr. Tai, this comprises 438,671 share options, which include: 200,000 options granted October 3, 2000 at a grant price of $10.15 and expire October 3, 2005; 50,000 options granted December 28, 2000 at a grant price of $10.05 and expire December 28, 2005; 50,000 options granted January 2, 2001 at a grant price of $9.20 and expire January 2, 2006; 50,000 options granted December 3, 2001 at a grant price of $7.96 and expire December 3, 2006; 50,000 options granted January 1, 2003 at a grant price of $4.40 and expire January 1, 2006; 25,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; and 13,671 restricted stock units at a grant price of $2.56 and expire on April 17, 2008.

(10)

In the case of Mr. Mendel, this comprises 82,500 share options, which include: 60,000 options granted June 1, 2001 at a grant price of $11.20 and expire June 1, 2006; 10,000 options granted February 1, 2002 at a grant price of $9.56 and expire February 1, 2005; 12,500 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2006.

(11)

In the case of Mr. Simpson, this comprises 152,813 share options, which include: 30,000 options granted May 1, 2001 at a grant price of $14.01 and expire May 1, 2006; 30,000 options granted August 4, 2001 at a grant price of $11.66 and expire August 4, 2006; 60,000 options granted December 6, 2001 at a grant price of $8.25 and expire December 6, 2006; 25,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; and 7,813 restricted stock units at a grant price of $2.56 and expire on April 17, 2008.

(b) Option Plans

In 1993, the Company adopted the 1993 Plan for the directors, officers, employees and consultants of the Company, reserving 2,625,000 common shares for issuance pursuant to stock options. On the subsequent adoption of the 1995 Plan (see description below), the Company ceased granting any stock options pursuant to the 1993 Plan. As at April 22, 2003, 675,000 stock options remain granted and outstanding under the 1993 Plan. No further stock options amounts are available for granting under this Plan.

On May 17, 1995, the directors of the Company adopted the 1995 Plan, for the directors, officers, employees and consultants of the Company, reserving 1,430,000 common shares for issuance pursuant to stock options. The 1995 Plan was subsequently approved and adopted by the shareholders of the Company on June 23, 1995. As at April 22, 2003, 362,000 stock options remain granted and outstanding and 61,000 remain ungranted under the 1995 Plan.

On May 14, 1996, the directors of the Company adopted the 1996 Plan, for directors, officers, employees and consultants of the Company, reserving 2,600,000 common shares for issuance pursuant to stock options. The 1996 Plan was subsequently approved and adopted by the shareholders of the Company on June 20, 1996. As at April 22, 2003, 616,350 stock options remain granted and outstanding and 254,816 remain ungranted under the 1996 Plan.

On April 3, 1998, the directors of the Company adopted the 1998 Plan, for directors, officers and employees and consultants of the Company, reserving 1,300,000 common shares for issuance pursuant to stock options. The 1998 Plan was subsequently approved and adopted by the shareholders of the Company on June 2, 1998. As at April 22, 2003, 525,000 stock options remain granted and outstanding and 46,000 remain ungranted under the 1998 Plan.

On April 14, 1999, the directors of the Company adopted the 1999 Plan, for directors, officers and employees and consultants of the Company, reserving 660,000 common shares for issuance pursuant to stock options. The 1999 Plan was subsequently approved and adopted by the shareholders of the Company on June 16, 1999. On June 1, 2000, shareholders approved an amendment to the 1999 Plan to increase the number of shares reserved for issuance by 3,000,000 common shares. On June 5, 2002, shareholders approved an amendment to the 1999 Plan to increase the number of shares reserved for issuance by 1,300,000 common shares (500,000 of which are restricted stock units) for a total of 4,960,000 common shares. As at April 22, 2003, 3,474,698 stock options remain granted and outstanding and 1,468,969 remain ungranted under the 1999 Plan. (References to the "1999 Plan" in this section refer collectively to the 1999 Plan originally approved by shareholders on June 16, 1999 and the amendment approved by shareholders on June 1, 2000 and June 5, 2002.)

See Item 6(B) - Compensation for a summary of stock option activity from 2000 to 2002.

The Company's stock option plans have been established to advance the interests of the Company, or any of its subsidiaries or affiliates, by encouraging the directors, officers, employees and consultants of the Company, or any of its subsidiaries or affiliates, to acquire shares in the Company, thereby increasing their proprietary interest in the Company and encouraging them to remain associated with the Company, or any of its subsidiaries or affiliates, and furnishing them with additional incentive in their efforts on behalf of the Company, or any of its subsidiaries or affiliates, in the conduct of their affairs.

The Board recommended that the 1999 Plan be further amended (such further amended plan being referred to in this section as the "Amended 1999 Plan") to permit the granting of restricted stock units to directors, officers, employees and consultants in accordance with the Amended 1999 Plan. A restricted stock unit ("RSU") entitles the holder upon satisfaction of the terms and conditions of the Amended 1999 Plan, to receive from treasury common shares of the Company.

To ensure that a sufficient number of common shares are available for issuance pursuant to stock options and RSU's, the Board recommended that the number of shares reserved for issuance be increased by 1,300,000 common shares, of which 800,000 will be available for stock option grants and 500,000 will be available for the RSU grants. In accordance with the requirements of The Toronto Stock Exchange, the Company sought and received shareholder approval at the Annual General Meeting of the Company held on June 5, 2002 for this amendment to the 1999 Plan, increasing the maximum number of shares reserved for issuance pursuant to the 1999 Plan from 3,660,000 common shares to a maximum of 4,960,000 common shares. Shareholder approval of this resolution raised the number of common shares currently reserved for issuance pursuant to stock options and RSU's together with shares reserved for issuance under the 1993, 1995, 1996, 1998 and 1999 plans to approximately 20% of the currently issued and outstanding common shares. As at April 22, 2003, 62,532 restricted stock units remain granted and outstanding and 437,468 restricted stock units remain ungranted under the 1999 plan.

Item 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, the following table sets forth the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than five percent (5%) of the voting rights attached to the issued and outstanding shares of the Company entitled to vote at the shareholder meetings of the Company as at April 22, 2003.

Name and municipality	Beneficial number of shares held	Percentage of total voting rights
Michael E. Lobsinger Calgary, Alberta	5,502,671(1)	14.4%
Lancer Group Inc. New York, New York	3,675,100(2)	9.6%

Notes:
(1)

Represents actual share holdings, of which 623,700 common shares are held directly or beneficially by Mr. Lobsinger and 3,725,400 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly owned by Mr. Lobsinger. Includes 1,125,000 in stock options and 28,571 restricted stock units held by Mr. Lobsinger.

(2)

The information provided in the table above is based upon information provided to the Company in connection with the Annual Report on Form 20F for the year ended December 31, 2001. At such time, 2,594,850 shares were held or controlled directly or beneficially by Lancer Offshore, Inc., Curacao, Netherland Antilles, and 1,080,250 shares were held and controlled directly or beneficially by Lancer Partners L.P., Stamford, Connecticut. Mr. Michael Lauer may be deemed a beneficial owner of these shares by virtue of his status as investment manager of Lancer Offshore Inc. and General Partner of Lancer Partners L.P. The Company has been unable to obtain more current information regarding the Lancer Group's holdings, which may be greater or less than reported herein.

We are not aware of any significant changes in the percentage ownership held by any major shareholders during the past three (3) years. The Company's major shareholders hold common shares and do not have different voting rights than any other shareholders. Based on a report from our transfer agent, CIBC Mellon, as at December 31, 2002, there were 187 registered shareholders in the United States that held 24,858,028 common shares or 64.7 percent of the common shares outstanding.

To the extent known to the Company, the Company is not directly or indirectly owned or controlled by any foreign government, or by any other natural or legal persons, severally or jointly.

B. Related Party Transactions

Except as set forth below and other than employment agreements with executive officers, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Company is not aware of any related party transactions occurring or being made, or any loans made by the Company or any of its subsidiaries to related parties, from January 1, 2002 to May 9, 2003, other than the following:

January 1, 2003 to May 9, 2003

Fees for legal services provided by a law firm in which Derrick Armstrong, a director of
the Company, is a partner:	$33,695

Management fees paid by the Company to a consulting firm owned by Howard Balloch,
a director of the Company:	$45,266

Quarry Bay Investments Inc. ("Quarry Bay"), a privately held Alberta corporation, wholly owned by Michael Lobsinger, Chief Executive Officer of the Company has pledged on May 7, 2003 1,500,000 common shares held by Quarry Bay in the capital stock of the Company and provided a Limited Recourse Guarantee in favour of Quest Investment Corporation as partial security for a loan financing by the Company in the amount of US$1,940,000. The legal expenses of Quarry Bay in issuing such guarantee and share pledge in support of this financing will be reimbursed by the Company.

January 1, 2002 to December 31, 2002
Management fees paid to a consulting firm owned by Howard Balloch, a director of the
Company:	$188,422

Fees for legal services provided by a law firm of which one of the directors of the Company, Derrick Armstrong, was a partner and to a second law firm into which the
first law firm merged:	$228,593

Consulting fees paid to a firm partially owned by Todd Simpson, an officer:	$ 7,128

Quarry Bay, a privately held Alberta corporation, wholly owned by Michael Lobsinger, Chief Executive Officer of the Company pledged 3,000,000 common shares held by Quarry Bay in the capital stock of the Company and provided a Limited Recourse Guarantee in favour of Quest Investment Corporation as partial security for a loan financing by the Company in the amount of US$3,300,000. The legal expenses of Quarry Bay in issuing such guarantee and share pledge in support of this financing have
been reimbursed by the Company	$ 2,365

C. Interests of Experts and Counsel

Not applicable.

Item 8 - Financial Information

A. Consolidated Statements and Other Financial Information

See Item 17 - Financial Statements.

B. Legal Proceedings

To our knowledge, the material legal proceedings related to the Company are as follows:

(i)

Zi Corporation of Canada, Inc. v. Tegic Communications, Inc. Pursuant to a United States District Court Complaint filed in Seattle, Washington on March 10, 1999, Zi Corporation of Canada, Inc. (an indirect wholly-owned subsidiary of the Company), as the Plaintiff, claimed that Tegic Communications, Inc., as the Defendant, infringed our patent and that such infringement was knowing and willful. We claimed an award of our damages, including lost profits, resulting from Tegic's patent infringement and an award of increased damages for Tegic's willful patent infringement. The District Court granted Tegic's motion for summary judgement on the basis that we failed to present prima facie evidence of Tegic's infringement of any claims of our patent. We appealed the summary judgement and this appeal was heard in September, 2000. The appeal decision was made in our favour as the summary judgement was reversed and this lawsuit then returned to the original trial proceeding.

(ii)

Asian Communications Pty Ltd., and Tegic Communications, Inc. v. Zi Corporation and Zi Corporation of America, Inc. Pursuant to a Complaint for Patent Infringement filed on March 21, 2000 in the United States District Court in and for the Northern District of California, Asian Communications Pty. Ltd. ("Asian Communications") and Tegic Communications, Inc. ("Tegic"), a division of AOL, alleged that the Company and its affiliate, Zi Corporation of America, Inc.("Zi America") infringed certain Tegic patents in the United States ( the "Tegic Lawsuit"). The Company defended this lawsuit.

Subsequently, in a March 12, 2002 summary judgement order, the Washington US District Court ruled that Tegic infringed our patent by incorporating "trimmed databases" into Tegic's Chinese T9 text input software. We did not seek damages in our motion for summary judgement as Tegic had removed trimmed databases from its Chinese T9 product after being informed of our patent rights. A permanent injunction was not granted at this time, as the Court found no immediate threat of repeat infringement by Tegic. The Court ruled, however, that Zi could seek future injunctive relief if Tegic returns to its infringing behaviour. The Court also ruled that Tegic's version of Chinese T9 that incorporates an "untrimmed database" does not infringe Zi's patent rights. The Court has now ruled upon all remaining issues before it, concluding the legal proceedings and resolving Zi's case against Tegic in the District Court of Washington action at the trial court level. On March 27, 2002 Tegic filed a motion to request that the Court reconsider the March 12, 2002 summary judgement order. The Court denied this motion for reconsideration on April 23, 2002. The period for Tegic to file an appeal has now passed and this proceeding has now concluded.

On February 21, 2002, the District Court granted a summary judgement order which held that the Company's then current version 4.5 eZiText product for alphabetic languages did not infringe the Tegic patents in this lawsuit.

The trial in this action was held in August, 2002. On September 4, 2002, the jury in this lawsuit found that certain earlier versions of the Company's eZiText product infringed Tegic's US patents and awarded Tegic US$9 million in damages ( the "Damages Award") At a hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury's damages verdict and denied the Company's motions to invalidate Tegic's US patents and to set aside the Damages Award.

The Company achieved a settlement of all claims in this lawsuit with AOL by a written settlement agreement dated December 6, 2002. Details of the settlement agreement are described in Item 3D - Risks Related to Settlement of Tegic Lawsuit. As part of the settlement , a Consent Judgement was entered on December 20, 2002 in this lawsuit. The Consent Judgement affirmed the Damages Award and permanently enjoined the Company and its affiliates from infringing the Tegic US patents which were the subject of this lawsuit by selling, making, using, importing or offering for sale in the United States the US Restricted Versions of eZiText as described in Item 3D -Risks Related to Settlement of Tegic Lawsuit.

The settlement of this lawsuit deals only with certain patent infringement claims in the United States. The settlement in relation to the US Restricted Versions of eZiText prohibits the sale or any use of such products by the Company in the United States only. The sale, use and licensing of such versions of the Company's eZiText product by the Company and its affiliates in countries other than the United States is not affected.

The ability of the Company and its affiliates to sell, license and make use of its current eZiText product (versions 4, 5 and higher) in all countries of the world, including the United States, is not limited or restricted by the settlement.

(iii)

Asian Communications Pty. Ltd. and Tegic Communications, Inc. v. Zi Corporation (Hong Kong) Ltd. The Company was also served with a Writ of Summons filed on March 30, 2000 by Asian Communications and Tegic in the High Court of the Hong Kong Special Administrative Region Court of First Instance seeking, among other things, a declaration that one of the plaintiffs' patents is valid and that the same has been infringed by Zi. A Statement of Claim dated May 10, 2000 was subsequently served on the Company. We are defending this lawsuit and filed a Defence and Counterclaim. To date, no further action or proceeding has been undertaken in this lawsuit by either party.

(iv)

Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd., (the "First Dalian Ericsson Action"). The First Dalian Ericsson Action is in the Higher People's Court (the "High Court") in Beijing, China. The Court served Beijing Ericsson Mobile Telecommunication Co., Ltd. on August 16, 2000, and Ericsson (China) Co., Ltd. with the plaintiffs' complaint on August 17, 2000. The complaint alleges that Ericsson (China) Co. Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd. infringed their intellectual property rights, namely Chinese patent ZL96120693.4., "Keyboard Assignment of Stroke Input and its Screen Prompt." On August 18, 2000, Ericsson sent Zi Corporation a request for indemnification pursuant to the license agreement between Ericsson Mobile Communications AB and Zi Corporation of Canada, Inc. The Company and its affiliates have not been named as a party in the First Dalian Ericsson Action. See also Item 3 - Key Information - Risk Factors - Risks Related to Infringement Claims from Third Parties for a description of the Company's position on Ericsson's claim for indemnification.

(v)

Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd., (the "Second Dalian Ericsson (Panda) Action"). The Second Dalian Ericsson (Panda) Action is in the Second Intermediate People's Court (the "Lower Court") in Beijing, China. This is a lower court than the Higher People's Court in which the First Dalian Ericsson Action is being tried. The plaintiff's complaint was filed with the Court on February 22, 2001. This complaint alleges that Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd. infringed their intellectual property rights, namely Chinese patent ZL96120693.4., "Keyboard Assignment of Stroke Input and its Screen Prompt." (the same patent under suit in the First Dalian Ericsson Action). On February 22, 2001, Ericsson sent Zi Corporation a request for indemnification pursuant to the Ericsson Chinese License Agreement. The Company and its affiliates have not been named as a party in the Second Dalian Ericsson (Panda) Action. See also Item 3 - Key Information - Risk Factors - Risks Related to Infringement Claims from Third Parties.

A ruling in Ericsson's favour was issued by the Lower Court on this matter on May 23, 2002. The Lower Court rejected the plaintiff's claims of infringement finding that: (1) there was no literal infringement of the plaintiff's patent by Zi's input technology on the Ericsson phone models in dispute; and (2) the doctrine of equivalence argued by the plaintiff could not be accepted as it would broaden the original scope of the plaintiff's patent claims. The plaintiff was charged with paying a nominal amount of RMB1000 to cover case handling fees. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. Ericsson is actively defending this appeal.

(vi)

Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Alcatel Suzhou communication Co., Ltd and Another (the "Dalian Alcatel Action"). The Dalian Alcatel Action is also in the Lower Court. On April 2, 2001, the Company received an email from Alcatel advising that an Alcatel subsidiary had been sued in Beijing for infringement of Chinese patent ZL96120693.4 (the same patent in both of the First Dalian Ericsson Action and the Second Dalian Ericsson (Panda) Action). On April 19, 2001 Alcatel sent Zi Corporation of Canada, Inc. a request for indemnification pursuant to the license agreement between Alcatel Business Systems and Zi Corporation of Canada, Inc. Zi responded denying the applicability of the indemnity and we have not received any answering response from Alcatel. The Company and its affiliates have not been named as a party in the Dalian Alcatel Action. See also Item 3 - Key Information - Risk Factors - Risks Related to Infringement Claims from Third Parties.

A ruling in Alcatel's favour on this matter was also issued by the Lower Court on May 23, 2002. The rulings by the Lower Court in this Dalian Alcatel Action are substantially similar to those given in the Second Dalian Ericsson (Panda) Action. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. Alcatel is actively defending this appeal.

In addition, certain of our customers have been subject to a patent infringement claim in the People's Republic of China. While we have not been made party to these claims, we have indemnified our licensees for the use of eZiText on their products. (See Item 3 - Key Information - Risk Factors.) As a result, these claims may be material to the Company to the extent that such claims relate to the implementation and use of eZiText on products sold in the People's Republic of China and our indemnity of the licensee in suit under our license agreement is applicable.

The foregoing statements concerning the Company's beliefs as to the merits and likely outcome of pending and threatened litigation, and the adequacy of provisions made to cover anticipated costs, are forward-looking statements. See "Forward-Looking Statements". Litigation is, by its nature, subject to material risks and uncertainties, and actual results could differ materially as the result of a variety of factors.

C. Dividend Policy

To date, we have not paid any dividends on shares, and do not anticipate doing so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

Item 9 - The Offer and Listing

A. Offer and Listing Details - Stock Price History

Our common shares are traded on the Toronto Stock Exchange under the symbol "ZIC" and on the Nasdaq National Market under the symbol "ZICA". The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Toronto Stock Exchange and on the Nasdaq National Market.

Toronto Stock Exchange (in CDN$):

Period	High	Low
April, 2003	$ 2.96	$ 2.39
March, 2003	$ 3.56	$ 2.75
February, 2003	$ 4.90	$ 3.14
January, 2003	$ 5.48	$ 4.30
December, 2002	$ 6.22	$ 4.07
November, 2002	$ 6.60	$ 3.31

Quarter ended March 31, 2003	$ 5.48	$ 2.75
Quarter ended December 31, 2002	$ 6.60	$ 2.35
Quarter ended September 30, 2002	$ 8.12	$ 3.65
Quarter ended June 30, 2002	$ 8.30	$ 6.11
Quarter ended March 31, 2002	$ 11.29	$ 7.90
Quarter ended December 31, 2001	$ 11.35	$ 7.36
Quarter ended September 30, 2001	$ 13.50	$ 7.90
Quarter ended June 30, 2001	$ 14.50	$ 10.71
Quarter ended March 31, 2001	$ 13.70	$ 7.85

Year ended December 31, 2002	$ 10.85	$ 2.35
Year ended December 31, 2001	$ 14.50	$ 7.36
Year ended December 31, 2000	$ 59.25	$ 4.75
Year ended December 31, 1999	$ 37.00	$ 1.23
Year ended December 31, 1998	$ 6.35	$ 2.30

NASDAQ (in US$):

Period	High	Low
April, 2003	$ 2.03	$ 1.62
March, 2003	$ 2.35	$ 1.82
February, 2002	$ 3.13	$ 2.06
January, 2003	$ 3.47	$ 2.77
December, 2002	$ 4.03	$ 2.57
November, 2002	$ 4.25	$ 2.15

Quarter ended March 31, 2003	$ 3.47	$ 1.82
Quarter ended December 31, 2002	$ 2.85	$ 2.27
Quarter ended September 30, 2002	$ 5.14	$ 2.28
Quarter ended June 30, 2002	$ 5.33	$ 4.05
Quarter ended March 31, 2002	$ 7.04	$ 4.95
Quarter ended December 31, 2001	$ 7.10	$ 4.60
Quarter ended September 30, 2001	$ 8.80	$ 4.00
Quarter ended June 30, 2001	$ 9.44	$ 5.81
Quarter ended March 31, 2001	$ 9.25	$ 5.28

Year ended December 31, 2001	$ 6.82	$ 1.46
Year ended December 31, 2000	$ 40.88	$ 3.13
Year ended December 31, 1999	$ 25.25	$ 0.81
Year ended December 31, 1998	$ 4.34	$ 1.50
Year ended December 31, 1997	$ 4.75	$ 1.75

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the Toronto Stock Exchange and Nasdaq National Market Exchange. At December 31, 2002, the Company had 37,989,250 common shares outstanding, with no par value.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10 - Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Company's Certificate of Incorporation, together with all amendments, which we refer to as our articles of incorporation, are on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 203761614. Our articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the Alberta Business Corporations Act, in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding our incorporation. See Item 4 - Information on the Company - History and Development of the Company.

Directors

A director of our Company need not be a shareholder. In accordance with the Alberta Business Corporations Act, at least half of our directors must be residents of Canada. The Alberta Business Corporations Act requires that a person must be at least 18 years of age, be of sound mind and not be bankrupt or a dependent adult or formal patient under the Dependent Adults Act or Mental Health Act, or the subject of an order under The Mentally Incapacitated Persons Act in order to serve as a director. Neither our articles of incorporation or by-laws, nor the Alberta Business Corporations Act, impose any mandatory retirement requirements for directors.

A majority of the lesser of the number of directors holding office at the time of the meeting and the minimum number of directors required by our articles of incorporation will constitute a quorum, provided that at least half of the directors present are resident Canadians. Business cannot be transacted at a directors' meeting without quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our Company shall disclose to the Company the nature and extent of his interest at the time and in the manner provided by the Alberta Business Corporations Act. The Alberta Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

  is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

  relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

  is for indemnity or insurance; or

  is with an affiliate.

Our board of directors may, on behalf of the Company and without authorization of our shareholders:

  borrow money upon the credit of the company;

  issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

  subject to certain disclosure requirements of the Alberta Business Corporations Act, give a guarantee on behalf of our Company to secure performance of an obligation of any person;

  mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired to secure any obligation of the Company; and

  issue common shares or other securities of the Company.

Our articles of incorporation permit our Board of Directors to appoint one or more additional directors of the Company to serve until the next annual meeting of shareholders, provided that the number of additional directors does not at any time, exceed one-third of the number of directors who held office at the expiration of the last annual meeting of shareholders of the Company.

Common Shares

Our articles of incorporation authorize the issuance of an unlimited number of common shares. The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

Subject to the prior rights of the holders of preferred shares of the Company, the holders of common shares are entitled to received dividends if and when declared by our board of directors.

In the event of the dissolution, liquidation or winding-up of the Company and subject to the prior rights of the holders of preferred shares, the holders of the common shares will be entitled to share equally in the remaining property and assets of the Company.

Preferred Shares

Our articles of incorporation authorize the issuance of an unlimited number of preferred shares, in one or more series. The Alberta Business Corporations Act does not impose restrictions upon our board of directors issuing preferred shares of the type authorized by our articles of incorporation. Our board of directors may fix, before issuing, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption purchase and/or conversion price and terms and conditions of redemption, purchase and/or conversion and any sinking fund or other provisions, the whole to be subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment.

Our articles of incorporation require that preferred shares of each series must, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up our affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of the Company ranking junior to the preferred shares.

If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

The holders of preferred shares will not be entitled to receive notice of or vote at any shareholders' meetings, except as specifically provided by the Alberta Business Corporations Act. No preferred shares are currently outstanding. There is no present intention to issue any preferred chares.

Changing Rights of Shareholders

We are required to amend our articles of incorporation to effect any change to the rights of our shareholders. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.

Shareholder Meetings

An annual meeting of shareholders is held each year, not later than 15 months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement and must state the text of any special resolution to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the company and the auditor of the company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Alberta Business Corporations Act permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

Our articles of incorporation states that meetings of our shareholders may be held in the cities of San Francisco, California, Los Angeles, California, New York, New York and Phoenix, Arizona in the United States of America, in Toronto, Ontario, Canada and in Hong Kong, China and Beijing, China in addition to anywhere in the Province of Alberta.

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the "Voting Shares"), other than as provided in the Investment Canada Act (the "ICA"). The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry ("Minister") (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada's "cultural heritage or national identity" (Cultural Activities") Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the "CSRD") in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage's review, similar to the Minister's review, is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD's policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:
(a)

For non-World Trade Organization ("WTO") investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2003 is $223 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

	(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;
(ii)	provides any financial service;
(iii)	provides any transportation services; or
(iv)	is a cultural business.
2.

Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or cultural business.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of Voting Shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change of Control

Our articles of incorporation and by-laws do not contain any specific provision that has the effect of delaying, deferring or preventing a change of control of our company.

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares. Although we have not issued any preferred shares to date, the board of directors, may without any further vote by the common shareholders, issue preferred shares and determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means that we can, for example, issue preferred shares with more voting rights, higher dividend payments or more favourable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

Disclosure of Ownership

Our by-laws do not contain provisions regarding public disclosure of share ownership. Applicable Canadian securities legislation requires certain public disclosure of the shareholdings of those persons who are insiders of the Company. Insiders include directors and senior officers as well as those persons who own common shares that exceed 10 percent of our company's total issued and outstanding common shares.

C. Material Contracts

In the past two years the Company has not entered into any material contract (other than contracts entered into in the ordinary course of business) except for the following:

1.	Agreement to acquire TTC - See Item 4 - Information on the Company - Acquisition of Telecom Technology Center, Limited, Item 17 - Financial Statements - Note 2. - Acquisitions and Exhibit 4.3.
2.	Agreement to acquire EnglishPractice.com Inc. See Item 4 - Information on the Company - Acquisition of EnglishPractice Inc., Item 17 - Financial Statements - Note 2. - Acquisitions and Exhibit 4.4.
3.

Subscription Agreements for private placement financing in 2000 for $23.5 million. See Item 4 - Information on the Company - History and Development of the Company, Item 5 - Operating and Financial Review, Prospects - Financing Activities and Item 17 - Financial Statements - Note 6 - Share Capita and Exhibit 4.1.

4.	Agreement to acquire the Magic Lantern group of companies - See Item 4 - Information on the Company - Dispositions and Discontinued Operations - the Magic Lantern Group of Companies and Exhibit 4.12.
5.

Agreement to dispose of the Magic Lantern group of companies - See Item 4 -Information on the Company - Dispositions and Discontinued Operations and Exhibit 4.21. Incorporated herein by reference to Magic Lantern Group, Inc.'s Form 8-K filed with the Securities and Exchange Commission on August 8, 2002 and on October 11, 2002.

6.

Agreement to dispose of substantially all of the Zi Services business assets - See Item 4 - Information on the Company - Dispositions and Discontinued Operations - Telecom Technology Centre Limited. Letter agreement dated November 20, 2002 between Telecom Technology Corporation Limited and Wong's Electronic (Holdings) Company Limited.

7.

Settlement Agreement with AOL - See Item 3 - Risk Factors - Risks Related to Settlement of the Tegic Lawsuit and Exhibit 4.17. Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc.

8.

Consent Judgement Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division.

9.	Loan Agreement dated December 5, 2002 between Quest Investment Corporation and Zi Corporation.
10.	Loan Amendment Agreement dated March 19, 2003 between Quest Investment Corporation and Zi Corporation.
11.	Second Loan Amendment Agreement dated April 30, 2003 between Quest Investment Corporation and Zi Corporation.
12.	Loan Agreement dated May 7, 2003 between Quest Investment Corporation and Zi Corporation.

The Company has also entered into employment agreements with certain executive officers of the Company. See Item 6 - Directors - Senior Management and Employees.

D. Exchange Controls

The Company is aware of no governmental laws, decrees or regulations, including foreign exchange controls, in Canada which restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any such remittances to United States residents, however, are subject to a withholding tax pursuant to The Canada - US Income Tax Convention (1980), as amended.

The Company knows of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of the Company imposed on the right of foreigners to hold or vote the shares of the Company.

Except as provided in the ICA, the Company knows of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of the Company imposed on the right of foreigners to hold or vote the shares of the Company. See Item 10 - Additional Information - Limitations on Rights to Own Securities.

E. Taxation

Certain Canadian Income Tax Consequences

Generally, cash dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent. However, the Canada - US Income Tax Convention (1980), as amended ("the Convention"), provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States qualifying for treaty benefits. Dividends paid to any non-resident company that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

A non-resident shareholder who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident shareholder if the non-resident shareholder used the shares in carrying on a business in Canada. The shares of the Company would also be taxable Canadian property of a non-resident shareholder if at any time during the five year period immediately preceding the disposition, not less than 25 percent of the issued shares of any class of the Company belonged to the particular shareholder or persons with whom the shareholder did not deal at arms length.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of the Company's common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Income Tax Consequences" above.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is of a general nature only and is not exhaustive of all US federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of the Company's common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's common shares.

US Holders

As used herein, a "US Holder" means a holder of the Company's common shares who is a US citizen or individual income tax resident of the United States under US domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source or a trust if a US court is able to exercise primary supervision over the trust's administration and one or more US persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a US Holder does not include, persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the US dollar, shareholders who hold common stock as part of a "straddle", hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to US Holders who hold the common shares as capital assets. This discussion does not address the consequences to a person or entity holding an interest in a US Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the US dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of US Federal Income Tax Consequences, the term "earnings and profits" refers to the Company's earnings and profits as determined under the Code. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of the receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for US dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Company's common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70 percent deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such US Holder owns common shares representing at least 10 percent of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends paid, and the proceeds of a sale of Company's common shares, in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 30 percent US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder's US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A US Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Company's common shares. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a long-term capital gain or loss if the common shares of the Company are held for more than one year. Beginning in years after December 31, 2000 lower long-term capital gain rates will apply if the US Holder is an individual, estate or trust and such US Holder has held the common shares for more than five years. Where the US Holder is in a tax bracket that is higher than 15 percent, the five-year hold period only applies to assets acquired after December 31, 2000. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein "US Person" means a citizen or income tax resident of the United States as determined under US domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer US Persons and 60 percent or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company is a "foreign personal holding company" ("FPHC"). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of the Company's undistributed income.

Foreign Investment Company

If 50 percent or more of the combined voting power or total value of the Company's outstanding common shares are held, directly or indirectly, by US Persons, and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. Generally, US Holders of PFICs are taxed upon receipt of excess distributions which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC but only to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated rateably to each day in the shareholder's holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest US income tax rate plus an interest charge for the deferral benefit. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Such an election must be made for the first year in which a corporation becomes a PFIC. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A US Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, US Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of Section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal years ended December 31, 1997, 1998, 1999, 2000, 2001 and 2002 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003. The Company has not determined whether it qualified as a PFIC in earlier years. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a US Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's. US Holders of the Company's common shares may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their personal circumstances.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by US Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company will be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would affect many complex results one of which is the inclusion of certain income of a CFC in the US shareholders' US taxable income which is subject to current US tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such US shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current US tax on their pro rata shares of the CFC's earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares, a more detailed review of these rules is outside of the scope of this discussion.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Public Documents are available for inspection at the Company's head offices located at 2100, 840 - 7th Avenue S.W., Calgary, AB T2P 3G2, and, for certain documents, on the internet at www.sedar.com and at www.edgar.com.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to the extent required of Canadian companies, files periodic reports and other information with the Securities and Exchange Commission. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company's Securities and Exchange Commission filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

Item 11 - Quantitative and Qualitative Disclosure About Market Risk

A. Financial Instruments

Accounts receivable, accounts payable, accrued liabilities, note payable and capital lease obligation constitute financial instruments. The carrying value of these financial instruments approximate their fair value given the relatively short periods to maturity. The note receivable constitutes a financial instrument with a fair value that is not determined due, in part, to the unrecognized contingent portion of the note.

The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Interest Rate Risk

The Company does not maintain any market risk sensitive instruments for trading purposes or instruments entered into for purposes other than trading purposes, other than maintaining a short term investment portfolio consisting mainly of term deposits purchased with an average maturity of less than three months. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent of their levels at December 31, 2002, the fair value of the portfolio would decline by an immaterial amount. The Company generally has the ability to hold its fixed income investments until maturity and therefore it would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio.

B. Foreign Currency

Foreign Exchange Rate Risk

The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars and Chinese renminbi. Based on the 2002 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the U.S. dollar is estimated to affect revenues by $112,000 and expenses by $113,000 based upon the exchange rate on December 31, 2002 of CDN$1.57760 to the US$1.00.

Item 12 - Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 - Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 - Controls and Procedures

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item 16 - Reserved

Part III

Item 17 - Financial Statements

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and the United States of America and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited the consolidated financial statements independently on behalf of the shareholders, in accordance with generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements.

"Michael E. Lobsinger" Michael E. Lobsinger Chairman & Chief Executive Officer March 7, 2003	"Dale Kearns" Dale Kearns Chief Financial Officer

Auditors' Report

To the shareholders of Zi Corporation:

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 7, 2003, we reported separately to the shareholders of Zi Corporation on our audit, conducted in accordance with Canadian generally accepted auditing standards, of the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, prepared in accordance with Canadian generally accepted accounting principles.

"Deloitte & Touche LLP" Chartered Accountants Calgary, Alberta March 7, 2003

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast a substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in notes 7 and 10 to the financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

"Deloitte & Touche LLP" Chartered Accountants Calgary, Alberta March 7, 2003

Zi Corporation
Consolidated Balance Sheets
As at December 31	2002	2001	2000

Assets
Current assets
Cash and cash equivalents	$ 5,342,771	$ 19,090,964	$ 46,891,866
Short-term investments	-	8,577,503	-
Accounts receivable	4,480,800	2,752,262	3,265,301
Work-in-progress and inventory	153,975	509,298	-
Prepayments and deposits	1,110,492	909,388	1,244,111
	11,088,038	31,839,415	51,401,278

Notes receivable (note 4)	3,155,200	-	-
Capital assets - net (note 6)	2,033,738	3,160,008	2,984,978
Intangible assets - net (note 7)	1,986,937	13,082,923	8,467,096
Investment in significantly influenced company (note 4)	-	-	-
	$ 18,263,913	$ 48,082,346	$ 62,853,352

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$ 6,706,687	3,097,692	2,658,223
Deferred revenue	798,268	773,115	140,975
Note payable (note 8)	5,206,080	-	-
Current portion of capital lease obligations (note 9)	158,952	175,996	152,948
	12,869,987	4,046,803	2,952,146

Capital lease obligations (note 9)	32,977	159,013	238,066
	12,902,964	4,205,816	3,190,212

Contingent liabilities and going concern (notes 2 & 13)

Shareholders' equity
Share capital (note 10)	96,502,449	94,871,503	91,975,823
Contributed surplus (note 10)	240,573	-	-
Deficit	(91,382,073)	(50,994,973)	(32,312,683)
	5,360,949	43,876,530	59,663,140
	$ 18,263,913	$ 48,082,346	$ 62,853,352

See accompanying notes to consolidated financial statements.

"Michael E. Lobsinger" Michael E. Lobsinger Director	"Derek R. Armstrong" Derek R. Armstrong Director

Zi Corporation
Consolidated Statements of Loss and Deficit
Years ended December 31	2002	2001	2000

Revenue
License and implementation fees	$ 10,166,562	$ 5,130,553	$ 4,493,174
Other product revenue	3,037,035	248,351	249,294
	13,203,597	5,378,904	4,742,468

Cost of sales
License and implementation fees	394,749	1,412,123	987,537
Other	1,233,312	227,287	48,443
	1,628,061	1,639,410	1,035,980
Gross margin	11,575,536	3,739,494	3,706,488

Operating expenses

Selling general and administrative	(17,849,562)	(10,226,620)	(6,106,816)
Litigation and legal (note 13)	(11,794,981)	(3,052,701)	(1,643,460)
Product research and development	(4,365,803)	(1,000,614)	(2,543,341)
Depreciation and amortization (note 7)	(3,879,913)	(3,107,722)	(3,613,486)
Impairment of goodwill (note 7)	(1,976,908)	-	-
Impairment of intangible assets (note 7)	(2,424,694)	-	-
Foreign exchange gain	42,088	1,601,573	1,465,154
Operating loss before undernoted	(30,674,237)	(12,046,590)	(8,735,461)
Interest on long term debt	(139,046)	(50,744)	(7,016)
Other interest	(439,765)	(6,676)	(1,543)
Interest income and other income	286,429	1,553,973	3,276,399
Equity interest in loss of significantly influenced company (note 11)	(343,402)	-	-
Loss from continuing operations before income taxes	(31,310,021)	(10,550,037)	(5,467,621)
Income taxes	-	(174,286)	-
Loss from continuing operations	(31,310,021)	(10,724,323)	(5,467,621)

Discontinued operations (note 5)
Loss from discontinued operations	(9,077,079)	(7,957,967)	(6,490,445)
Net loss	(40,387,100)	(18,682,290)	(11,958,066)
Deficit, beginning of year	(50,994,973)	(32,312,683)	(20,354,617)
Deficit, end of year	$ (91,382,073)	$ (50,994,973.0)	$ (32,312,683)

Basic and diluted loss from continuing operations per share (note 10)	$ (0.83)	$ (0.29)	$ (0.15)
Loss from discontinued operations per share	(0.24)	(0.21)	(0.18)
Basic and diluted loss per share (note 10)	$ (1.07)	$ (0.50)	$ (0.33)
Weighted average common shares	37,767,000	37,230,905	36,690,256
Common shares outstanding, end of period	37,914,250	37,544,650	36,990,967

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows
Years ended December 31	2002	2001	2000

Operating activities:
Net loss from continuing operations	$ (31,310,021)	$ (10,724,323)	$ (5,467,621)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194	(20,983)	(6,744)
Depreciation and amortization	3,879,913	3,107,722	3,613,486
Impairment of goodwill	1,976,908	-	-
Impairment of intangible assets	2,424,694
Interest expense	240,573	-	-
Equity in net loss of significantly influenced company	343,402	-	-
Funds applied to operations	(22,114,337)	(7,637,584)	(1,860,879)
Decrease in non-cash working capital	1,896,595	1,410,072	457,417
Cash flow applied to operations	(20,217,742)	(6,227,512)	(1,403,462)

Financing activities:
Proceeds from issuance of common shares	1,117,446	2,645,680	36,836,643
Issuance of note payable	5,127,910	-	-
Payment of capital lease obligations	(143,080)	(139,700)	(53,973)
	6,102,276	2,505,980	36,782,670

Investing activities:
Short-term investments	8,577,503	(8,577,503)	6,111,987
Purchase of capital assets	(1,060,012)	(642,137)	(1,543,997)
Proceeds from capital dispositions	50,964	118,321	15,285
Software development costs	(978,161)	(4,318,840)	(3,591,433)
Other deferred costs	(60,000)	(142,636)	(119,202)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)	-	(350,370)
Sale of subsidiary net of cash given up	(548,461)	-	-
	4,097,400	(13,562,795)	522,270

Discontinued operations	(3,730,127)	(10,516,575)	(10,529,349)

Net cash (outflow) inflow	(13,748,193)	(27,800,902)	25,372,129
Cash and cash equivalents, beginning of year	19,090,964	46,891,866	21,519,737
Cash and cash equivalents, end of year	$ 5,342,771	$ 19,090,964	$ 46,891,866

Non cash financing activity
Equipment acquired under capital lease	$ 34,200	$ 83,695	$ 433,090
Patent acquired through share issuance	-	$ 250,000	-
Acquisition of subsidiary	$ 513,500	-	-

Components of cash and cash equivalents
Cash	$ 5,342,771	$ 4,971,376	$ 3,572,552
Cash equivalents	-	$ 14,119,588	$ 43,319,314

Supplemental cash flow information
Cash paid for interest	$ 136,888	$ 57,420	$ 9,107
Cash paid for income taxes	-	$ 174,286	-

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design to the telecommunications industry.

2. GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On December 5, 2002, the Company borrowed US$3.3 million (before fees and expenses) through the issuance of a note payable, originally due March 5, 2003 and subsequently extended to April 30, 2003, on terms described in notes 8 and 18. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002, the Company settled a judgement in favour of Tegic Communications, Inc., a division of AOL Time Warner as discussed in note 13. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.5 million comprised of three installments between June 2003 and January 2004.

Continuing operations are dependent on the Company being able to refinance its borrowings due April 30, 2003, pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management using the historical cost basis in accordance with Canadian generally accepted accounting principles, which conform in all material respects with those in the United States, except as disclosed in note 17.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions have been eliminated. All subsidiaries are controlled by the Company except the investment in Magic Lantern Group, Inc. This investment, which the Company does not have control but exercises significant influence over operating, investing and financing policies, is accounted for using the equity method. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

Foreign currency translation

The accounts of the Company's integrated operations in foreign subsidiaries are translated into Canadian dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. Revenue and expense items are translated at the exchange rate in effect when each of the items is recognized. Amortization is translated at the exchange rate used for those assets giving rise to the amortization.

Use of estimates

Estimates include allowance for doubtful accounts; estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; valuation allowance for future tax assets; and revenue for licensing and engineering consulting services using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. The allowance for doubtful accounts at December 31, 2002 is $453,472 (nil at December 31, 2001 and 2000).

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Short-term investments

Short-term investments include term deposits and other highly liquid investments with original maturities greater than three months.

Capital assets

The Company records capital assets at cost and provides for amortization over the life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the remaining term of the lease.

In the year of disposal, the resulting gain or loss is included in income and the cost of assets retired or otherwise disposed and their related accumulated amortization are eliminated from the accounts.

Intangible assets

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Acquired software licenses 3 years
Patents acquired 11 years
Deferred start-up costs 5 years
Software development costs 3 years

Research and development costs incurred prior to the establishment of the technological and financial feasibility of a particular software project are expensed as incurred. Software development costs are capitalized when the technological and financial feasibility of a project is established. Capitalized costs are amortized commencing in the period of the product's commercial release.

The Company periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook requirements, the new CICA standards on "Business Combinations" and "Goodwill and Other Intangible Assets", are to be applied to any acquisition subsequent to June 30, 2001. Under the new accounting standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually. In accordance with Section 3062, the Company evaluated its goodwill and intangible assets for impairment at September 30, 2002 and determined that impairment charges were necessary (see note 7). The following table outlines the impact of the change in accounting policy, as if this change had been applied retroactively effective January 1, 2001.

Years ended December 31,	2001	2000
Net loss	$ (18,682,290)	$ (11,958,066)
Add: Goodwill amortization	1,083,407	614,024
Net loss, pro forma	$ (17,598,883)	$ (11,344,042)

Basic net loss per share, as previously reported	$ (0.50)	$ (0.33)
Add: Goodwill amortization	0.03	0.02
Basic net loss per share, pro forma	$ (0.47)	$ (0.31)

Revenue recognition

The Company recognizes revenue when it is earned and realized or realizable in a manner consistent with interpretations in Staff Accounting Bulletin No. 101 of the U.S. Securities and Exchange Commission, except as disclosed in note 17.

Revenue from consulting, licensing and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known.

Under licensing arrangements, the Company recognizes revenues on a percentage of completion method as discussed above provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Revenues from royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned.

Income taxes

Commencing January 1, 2000, the Company adopted Section 3465 of the CICA Handbook wherein the liability method is used for determining income taxes. In adopting this section, there was no impact on the audited consolidated financial statements other than as disclosed in note 12. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets.

Earnings per share

Commencing January 1, 2001, the Company adopted the new CICA's standard related to earnings per share. Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted loss per share in 2002, 2001 and 2000 was anti-dilutive.

Financial instruments

Accounts receivable, accounts payable, accrued liabilities, note payable and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note.

The Company is exposed to the risks arising from fluctuations in foreign exchange rates and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation plan

Effective January 1, 2002, the Company adopted Section 3870 of the Handbook of the CICA with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using the fair value method of accounting. These new rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has a stock-based compensation plan, which is described in note 10. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

4. ACQUISITIONS AND DISPOSITIONS

All acquisitions have been accounted for using the purchase method with results from operations included in these financial statements from the date of acquisition.

Acquisition - Magic Lantern Communications Ltd. ("MLC")

Effective March 18, 2002, the Company acquired all of the issued and outstanding shares of MLC. MLC is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc., which is wholly owned; and Sonoptic Technologies Inc. ("STI"), which is 75 percent owned by MLC. The remaining 25 percent of STI is held by Provincial Holdings Ltd. ("PHL") and is subject to a redemption agreement.

MLC was acquired for cash consideration of $1,850,000, and 100,000 common shares of Zi Corporation with a value of $790,000. Of the Zi common shares issued, 35,000 shares have been placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $161,649 to effect the business combination.

Under the terms of the redemption agreement dated March 15, 1995, STI holds the right to redeem the 25 shares held by PHL in minimum numbers of five after December 31, 1997 provided STI has repaid all indebtedness to PHL. PHL has agreed to extend the terms of this agreement and the repayment of the loan and accrued interest until September 30, 2003. The redemption price is calculated at the higher of $0.04 per share or $0.04 per share plus the pro rata share of the increase in retained earnings of STI from March 1995 to the date of redemption. At the date of acquisition and at November 7, 2002, STI had a deficit.

At December 31, 2002, it was determined that the performance obligations attached to the 35,000 shares placed in escrow would most likely not be met. These escrowed shares were originally included in the determination of the purchase price at the purchase date. As a result, the purchase price has been adjusted to reflect the exclusion of the escrowed shares and the resulting negative goodwill has been allocated to the assets purchased.

Net assets acquired:
Bank indebtedness	$ (34,433)
Non-cash working capital	52,765
Notes payable	(875,303)
Capital assets	1,623,718
Software development costs	458,402
Distribution agreements	1,300,000
$ 2,525,149

Software development costs and distribution agreements are amortized, on a straight-line basis, over their expected useful lives of three and six years respectively.

Disposition - Magic Lantern Communications Ltd.

On November 7, 2002, the Company completed the sale of the Magic Lantern group of companies (the "Lantern Group") to JKC Group Inc. ("JKC"), an American Stock Exchange listed company incorporated in the state of New York. The Lantern Group operations comprise the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to Magic Lantern Group, Inc. ("Magic Lantern").

Under the agreement, Zi received a 45 percent equity interest in Magic Lantern, consisting of 29,750,000 shares, and a three-year promissory note of Magic Lantern in the amount of US$3,000,000. The note consideration is subject to adjustment based on the Magic Lantern's performance for the first year after the sale. Zi may receive additional consideration of up to US$2,930,000, payable in cash and stock, if the Magic Lantern's consolidated revenues for that period exceed US$12,222,500. The purchase price will also be subject to reduction if Magic Lantern's revenues for that period are less than US$5,000,000. In that event, the short-fall, up to US$1,000,000, will be offset against the principal amount of the Magic Lantern's promissory note.

The Company accounted for the sale at the date of closing by recognizing its interest in the net assets of Magic Lantern's acquired and 55 percent of the promissory note received, excluding the note's contingent portion of US$1,000,000. The Company's $3,498,602 book value for MLC at November 7, 2002, consisting of patents, distribution agreements, capital and current net assets, upon closing of the transaction will result in a note receivable and an investment in shares, in the amount of $3,155,200 and $343,402 respectively, with no gain recognized. A nominal value has been ascribed to the Magic Lantern stock consideration received. Any gain upon disposition of the Magic Lantern stock consideration will not be recognized until a future sale of part or all the Company's interest to an unrelated third party.

Net assets disposed:
Cash	$ 548,461
Non-cash working capital	54,350
Capital assets	1,606,326
Deferred development costs	865,084
Distribution agreements & other	1,221,514
Notes payable	(797,133)
$ 3,498,602

2000 Acquisition - EnglishPractice.com Inc. ("EPI")

On June 15, 2000, the Company acquired all the outstanding shares of EPI, an internet-website host, in exchange for $332,220 cash, closing costs of $13,932 and 250,000 shares of the Company. Of these shares, 80,000 were issued upon closing and the remainder was escrowed pending completion of certain operational milestones. In December 2000, it was agreed these milestones would not be met. As a result, the purchase agreement was amended. Eighty-five thousand shares were cancelled, 45,000 were to be released over the period May 30, 2001 to May 31, 2002 and 40,000 remained in escrow subject to certain performance obligations (see note 10).

The fair value of common shares was based on the average trading price surrounding the date of acquisition. The purchase price for EPI was allocated as follows:

Net assets acquired:
Bank indebtedness	$ (4,158)
Non-cash working capital	13,253
Capital assets	11,551
Goodwill	2,138,006
$ 2,158,652

2000 Acquisition - Telecom Technology Corporation Limited ("TTC")

On July 22, 2000, the Company acquired all the outstanding shares of TTC, an engineering design services provider, in exchange for cash of $4,744,771. The purchase price of TTC was allocated as follows:

Net assets acquired:
Cash	$ 1,931,435
Non-cash working capital	431,473
Capital assets	618,070
Human capital - key management personnel	705,517
Goodwill	1,058,276
$ 4,744,771

5. DISCONTINUED OPERATIONS

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business unit, the telecom engineering division of the Company operated by TTC, which provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design. Accordingly, the results of operations of these businesses, including the estimated costs of selling and closing, were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services. On October 31, 2002 the letter of intent expired. Management determined that the carrying value of Zi Services, consisting of deferred software development costs of $3,289,922, goodwill of $753,140, capital assets of $54,734 and net current assets of $335,727 were no longer recoverable. As a result, the Company recognized a charge of $4,433,523 in 2002. As at December 31, 2002, the Company has sold the remaining assets of this business segment and no longer carries on any related business activities.

	Year ended December 31,
	2002	2001	2000
Revenue	$ 239,308	$ 852,864	$ 497,298
Operating Loss	$ (9,077,079)	$ (7,957,967)	$ (6,490,445)

6. CAPITAL ASSETS

	Cost	Accumulated amortization	Net book value
2002
Computer and office equipment	$3,860,840	$2,108,722	$1,752,118
Leasehold improvements	806,338	524,718	281,620
	$4,667,178	$2,633,440	$2,033,738
2001
Computer and office equipment	$5,054,400	$2,139,247	$2,915,153
Leasehold improvements	637,635	392,780	244,855
	$5,692,035	$2,532,027	$3,160,008
2000
Computer and office equipment	$4,143,140	$1,480,452	$2,662,688
Leasehold improvements	560,008	237,718	322,290
	$4,703,148	$1,718,170	$2,984,978

Included in computer and office equipment are assets under capital lease totalling $555,536 (2001 - $516,785; 2000 - $493,871) and related accumulated amortization of $255,198 (2001 - $186,803; 2000 - $93,410).

7. INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net book value
2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	54,575	21,070
Deferred start-up costs	306,143	306,143	-
	$22,422,366	$20,435,429	$1,986,937
2001
Patent	$850,390	$217,980	$632,410
Software development costs	15,100,766	5,975,729	9,125,037
Goodwill and human capital	4,793,956	1,697,431	3,096,525
Acquired software licenses	75,645	29,360	46,285
Deferred start-up costs	306,143	123,477	182,666
	$21,126,900	$8,043,977	$13,082,923
2000
Patent	$ 468,000	$127,636	$340,364
Software development costs	7,303,822	3,677,059	3,626,763
Goodwill and human capital	4,793,956	614,024	4,179,932
Acquired software licenses	75,645	-	75,645
Deferred start-up costs	305,351	60,959	244,392
	$12,946,774	$4,479,678	$8,467,096

During 2002, $1,756,126 (2001 - $7,796,943; 2000 - $4,626,449) of development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2002 includes $2,587,359 of amortization of development costs (2001 - $2,298,670; 2000 - $2,427,342).

In accordance with Section 3062 of the CICA Handbook, "Goodwill and Other Intangible Asset", the Company tested for impairment of goodwill at September 30, 2002 and recorded an impairment charge of $1,976,908 in the year in respect to its e-Learning business. The Company reviewed the carrying value of its other intangible assets and determined that the deferred software development and start-up costs related to the Company's China based e-Learning business at September 30, 2002 may not be recoverable and recorded a charge of $2,424,694.

8. NOTE PAYABLE

On December 5, 2002, the Company borrowed US$3,300,000 (before fees and expenses) through the issuance of a note payable. The note payable, which bears interest at 12 percent per annum payable monthly, was due March 5, 2003 and extended to April 30, 2003 (see note 18). The lender was issued 100,000 share purchase warrants upon funding which are exercisable at one common share to one share purchase warrant for a price of $3.62 per share (see note 10). A commitment fee of US$300,000 was paid upon funding and has been deferred and is being amortized over the term of the note. As part of interest expense recorded in 2002, the Company has amortized $156,361 of the commitment fee. The note is secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company.

9. CAPITAL LEASE OBLIGATIONS

The Company has entered into leases for computer equipment with payment terms over three years with interest at rates varying between 8.86 percent to 19.22 percent. Obligations as at December 31, 2002 were $191,929 (2001 - $335,009; 2000 - $391,014). The current portion at December 31, 2002 was $32,977 (2001 - $175,996; 2000 - $152,948).

The future minimum lease payments under the capital leases are as follows:

2003	$172,874
2004	30,978
2005	4,444
Total minimum lease payments	208,296
Amount representing interest	16,367
Amount included in current liabilities	158,952
$32,977

10. SHARE CAPITAL

	Number of shares	$ Amount
Authorized:
Unlimited number of common shares
Unlimited number of Class A, 9% convertible, preferred shares
Issued: Common shares
Balance, December 31, 1999	34,818,867	$53,326,681
Issued on exercise of stock options	772,100	2,840,562
Issued pursuant to acquisition of EPI less shares held in performance escrow	125,000	1,812,500
Issued under private placements	1,275,000	33,996,080
Balance, December 31, 2000	36,990,967	$91,975,823
Issued on exercise of stock options	528,683	2,645,680
Issued for patents acquired	25,000	250,000
Balance, December 31, 2001	37,544,650	94,871,503
Issued on exercise of stock options	304,600	1,117,446
Issued pursuant to acquisition of Magic Lantern	65,000	513,500
Balance, December 31, 2002	37,914,250	$96,502,449

Common share warrants

At December 31, 2002, the Company had 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of $3.62 per share outstanding (see note 8). The warrants were issued December 5, 2002 and expire two years from the date of issue. The Company has recorded, as part of other interest expense, a charge of $240,573 calculated by using the Black-Scholes option pricing model (see note 8).

At December 31, 2001, the Company issued 1,482,233 share purchase warrants to acquire 1,482,233 common shares of the Company. These warrants were initially issued in connection with private placements in 1999 and 2000. On December 10, 2001, the Company amended the terms of the warrants to extend their expiry date to December 29, 2002 and to amend the exercise price to US$7.00. The Company did not assign any value to these warrants. These warrants expired December 29, 2002.

Stock options

At December 31, 2002, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 11,615,000 common shares for issuance under the plan. At December 31, 2002, the Company had 2,086,317 shares remaining reserved for possible future allocation under the plan.

Stock option activity and related information for the three years ended December 31, 2002 is as follows:

	2002		2001		2000
	Shares under options	Weighted average exercise price	Shares under options	Weighted average exercise price	Shares under options	Weighted average exercise price
Outstanding, beginning of year	5,874,852	$9.43	5,486,151	$9.09	4,267,600	$5.37
Granted	306,666	8.84	1,893,498	10.85	2,374,217	14.61
Exercised	(304,600)	3.67	(528,683)	5.00	(772,100)	3.66
Cancelled	(741,218)	15.10	(976,114)	12.68	(383,566)	12.62
Outstanding, end of year	5,135,700	8.92	5,874,852	9.43	5,486,151	9.09
Exercisable, end of year	4,671,129	$8.74	4,382,515	$8.57	3,569,731	$7.14

The following table summarizes the exercise price ranges of outstanding and exercisable options as of December 31, 2002:

	Total options outstanding			Options exercisable
Range of exercise prices	Number outstanding December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable December 31, 2002	Weighted average exercise price
$ 2.10 - $ 5.05	1,458,034	1.3 years	$2.96	1,438,034	$2.95
$ 7.00 - $10.71	2,045,166	2.6 years	$9.25	1,822,264	$9.22
$11.00 - $16.60	1,548,500	2.3 years	$12.54	1,326,831	$12.52
$22.95 - $31.00	33,000	1.9 years	$23.68	33,000	$23.68
$45.40 - $47.30	51,000	1.6 years	$46.74	51,000	$46.74
$ 2.10 - $47.30	5,135,700	2.1 years	$8.92	4,671,129	$8.74

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:

Compensation Costs	Year ended December 31, 2002
Net loss:	$(40,387,100)
Add: Stock option expense	(604,477)
Net loss, pro forma	$(40,991,577)

Basic net loss per share	$(1.07)
Add: Stock option expense	(0.02)
Basic net loss per share, pro forma	$(1.09)

Escrowed shares

Pursuant to the acquisition of EPI (see note 4) the Company has 40,000 shares in escrow that are subject to release based upon performance obligations. Pursuant to the acquisition of MLC (see note 4), the Company has 35,000 shares in escrow that are subject to performance obligations.

11. EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45 percent interest in Magic Lantern received upon the disposition of MLC on November 7, 2002 (see note 4). The Company's proportionate share of the loss from Magic Lantern's operations between November 8, 2002 and December 31, 2002 is $512,701 of which $343,402 has been recognized to reduce the investment in Magic Lantern to nil.

12. INCOME TAXES

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2002	2001	2000
Combined basic Canadian federal and provincial income tax rate	39%	42%	42%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(15,750,970)	$(7,773,362)	$(4,990,332)
Rate adjustment differences	1,057,477	-	-
Differences in foreign statutory tax rates	3,265,605	1,791,526	2,002,931
Permanent differences	76,767	1,098,170	40,211
Canadian large corporations tax	-	174,286	123,968
Loss on sale of Zi Services assets	(1,375,514)	-	-
Gain on sale of Magic Lantern	7,204,181	-	-
Equity loss in significantly influenced company	134,339	-	-
Unrecognized recoveries on losses	(3,769,181)	(21,328)	(729,375)
Non-deductible goodwill	1,215,354	780,670	-
Other	(48,470)	(64,538)	(144,982)
Valuation allowance	7,990,412	4,188,862	3,697,579
Consolidated income tax	$-	$174,286	$-

The components of future income taxes at December 31, 2002 are as follows:

Capital assets	$319,680
Software development costs	154,962
Patents	63,342
Share issue costs	464,164
Other	55,815
Loss carryforwards	21,629,875
22,687,838
Valuation allowance	(22,687,838)
Net future income tax asset	$-

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of future tax losses.

At December 31, 2002, the Company and its subsidiaries ("the Group") has non-capital losses of $28,904,126 which are available to reduce Canadian taxable income in future years. If not utilized, these losses will expire as follows:

2003	$841,212
2004	$804,380
2005	$2,617,745
2006	$888,778
2007	$2,280,846
2008	$2,978,194
2009	$5,900,152
2010	$12,592,819

The Group has non-capital losses for Chinese tax purposes of $12,559,051. If the losses are not utilized, these losses will begin to expire in 2003.

The Group also has non-capital losses for Hong Kong tax purposes of $31,522,968. These losses may be carried forward indefinitely.

The Group has carryforward net operating losses for US federal and state income tax purposes of approximately $4,900,525. Federal net operating loss carryforwards will expire if not utilized in 2016. For state purposes, the net operating losses, if not utilized, will expire in 2005 ($3,475,075) and 2006 ($1,425,450).

13. CONTINGENT LIABILITIES

The US$9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs have been included as part of legal and litigation costs as at December 31, 2002, including US$1.5 million (the "Outstanding Balance") which remains to be paid in scheduled instalment payments beginning in June 2003 and ending on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$6 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:

(i)	the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
(iii)	the Company violates the terms of the Consent Judgement; or
(iv)	the Company breaches any of the terms of the settlement agreement.

14. RELATED PARTY TRANSACTIONS

The following table outlines the Company's related party transactions:

	2002	2001	2000
Legal services provided by two law firms in which a director is a partner	$228,593	$101,276	$106,847
Consulting fees paid to a firm owned by a director	$188,422	$78,505	$-
Consulting fees paid to a firm owned by an officer	$7,128	$68,267	$-

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party. At the year-end, the amounts due to related parties are as follows:

	2002	2001	2000
Due to law firm in which a director is a partner	$24,058	$5,721	$17,346
Due to officers	$-	$-	$95,260
Due to companies owned by a director or officer	$15,591	$23,156	$-

A private company owned by an officer, who is also a director of the Company, has guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (see note 8).

15. COMMITMENTS

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007.

Annual rentals under these leases for each of the next five years are as follows:

2003	$940,786
2004	739,989
2005	304,055
2006	258,969
2007	129,485
$2,373,284

16. SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

		Revenue			Operating profit (loss)
		License and implementation fees	Software and other	Total
2002	Zi Technology	$10,166,562	$-	$10,166,562	$(1,592,608)
	e-Learning	-	3,037,035	3,037,035	(10,810,087)
	Other	-	-	-	(18,614,944)
	Total	$10,166,562	$3,037,035	$13,203,597	$(31,017,639)
2001	Zi Technology	$5,130,553	$-	$5,130,553	$(285,428)
	e-Learning	-	248,351	248,351	(1,845,246)
	Other	-	-	-	(9,915,916)
	Total	$5,130,553	$248,351	$5,378,904	$(12,046,590)
2000	Zi Technology	$4,467,252	$228,795	$4,696,047	$813,434
	e-Learning	25,922	20,499	46,421	(3,471,853)
	Other	-	-	-	(6,077,042)
	Total	$4,493,174	$249,294	$4,742,468	$(8,735,461)

Identifiable assets	2002	2001	2000
Zi Technology	$8,597,467	$7,646,271	$7,724,503
e-Learning	3,989,957	8,212,813	5,425,025
Zi Services (note 5)	-	7,373,128	3,666,013
Other	5,676,489	24,850,134	46,037,811
Total	$18,263,913	$48,082,346	$62,853,352

The investment in significantly influenced subsidiary and its associated loss have been included as part of the e-Learning business unit and as part of the Canadian geographic segment. Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

		Revenue
		License and implementation fees	Software and other	Total	Operating profit (loss)	Identifiable assets
2002	Canada	$3,634,538	$2,573,660	$6,208,198	$(20,312,686)	$13,491,016
	China	2,146,176	463,375	2,609,551	(10,169,842)	2,059,054
	USA	4,385,848	-	4,385,848	290,298	2,449,365
	Other	-	-	-	(825,409)	264,478
	Total	$10,166,562	$3,037,035	13,203,597	(31,017,639)	18,263,913
2001	Canada	$2,777,720	41,443	$2,819,163	$(5,849,234)	$30,650,257
	China	1,303,993	206,908	1,510,901	(1,217,576)	16,003,508
	USA	1,022,436	-	1,022,436	(2,662,962)	624,304
	Other	26,404	-	26,404	(2,316,818)	804,277
	Total	$5,130,553	$248,351	$5,378,904	$(12,046,590)	$48,082,346
2000	Canada	$3,764,713	$152,514	$3,917,227	$(3,452,773)	$52,608,165
	China	433,168	96,780	529,948	(3,375,373)	9,226,352
	USA	295,293	-	295,293	(1,295,666)	600,400
	Other	-	-	-	(611,649)	418,435
	Total	$4,493,174	$249,294	$4,742,468	$(8,735,461)	$62,853,352

In 2002, two customers accounted for 25 percent (44 percent - 2001; 75 percent - 2000) of the Company's total revenue.

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements, prepared in accordance with Canadian GAAP, conform to those generally accepted in the United States ("US GAAP"), in all material respects, except:

Revenue recognition

Pursuant to US GAAP, any revenue associated with contracts having multiple elements must be deferred and recognized rateably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, US GAAP requires that contracts involving significant modifications or customization of the software sold be accounted for under the guidelines of contract accounting. Consequently, pursuant to US GAAP, all the revenue and the associated costs of the license and engineering agreement with Sony Ericsson Mobile Communications AB (the "Sony Ericsson contract") would be deferred at December 31, 1998 and amortized into income beginning January 1, 1999 over the period to December 31, 2000.

Start-up costs

Pursuant to US GAAP, costs of start-up activities and organizational costs are to be expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity. Consequently, pursuant to US GAAP, all start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") have been expensed as incurred. Related amortization charges recorded pursuant to Canadian GAAP are excluded from income under US GAAP.

Loss per common share

Pursuant to Canadian GAAP, common shares held in escrow that are subject to future performance level criteria are included as outstanding shares in the calculation of loss per share. US GAAP requires that these shares (75,000 in 2002; 40,000 in 2001; 40,000 in 2000) be excluded from the calculation of basic loss per share.

Share capital

Pursuant to Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $33,349,455. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2000, 2001 and 2002.

Income taxes

In computing a future tax asset, for which a full valuation allowance would be recorded (see note 12), the same effective tax rate was used for Canadian and US GAAP.

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the Canadian dollar and the Chinese and Hong Kong subsidiaries' functional currencies are the Chinese renminbi and the Hong Kong dollar, respectively. Under US GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2000, 2001 and 2002, to translate the accounts of its subsidiaries to Canadian dollars using the current rate method. The translation under the current rate method is not materially different from Canadian GAAP.

Consolidated statement of loss

The application of US GAAP woul

	Year ended December 31,
	2002	2001	2000
Revenue	$ 239,308	$ 852,864	$ 497,298
Operating Loss	$ (9,077,079)	$ (7,957,967)	$ (6,490,445)

d have the following effects on net loss as reported:

	2002	2001	2000
Net loss from continuing operations as reported in accordance with Canadian GAAP	$(31,310,021)	$(10,724,323)	$(5,467,621)
Adjustments:
Sony Ericsson revenue adjustment	-	-	1,772,242
Sony Ericsson associated cost adjustment	-	-	(226,214)
Start-up costs adjustment	-	(793)	(43,557)
Start-up costs amortization	182,666	62,518	60,959
Stock options issued to non-employees	-	-	(52,292)
Total adjustments	182,666	61,725	1,511,138
Net loss from continuing operations under US GAAP	$(31,127,355)	$(10,662,598)	$(3,956,483)
Net loss under US GAAP	$(40,204,434)	$(18,620,565)	$(10,446,928)
Loss from continuing operations per share under US GAAP	$(0.82)	$(0.29)	$(0.11)
Loss per share under US GAAP	$(1.06)	$(0.50)	$(0.29)

Shares outstanding used to compute per share figures under US GAAP are as follows:

	2002	2001	2000
Weighted average number of shares	37,767,000	37,190,905	36,650,256

Stock-based compensation

In 1995, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The Company has a stock-based compensation plan as more fully described in note 10. With regard to its stock option plan, the Company applies the Accounting Principles Board ("APB") Opinion No. 25 in accounting for this plan and accordingly a compensation cost of $52,292 has been recognized for grants to non-employees in 2000. Had compensation expense been determined based on fair value at the grant dates for the stock option grants to employees consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

	2002	2001	2000
Net loss from continuing operations under US GAAP:
As reported	$31,127,355)	$(10,662,598)	$(3,956,483)
Pro forma	(40,668,936)	(19,831,733)	(17,383,906)
Pro forma Net loss under US GAAP:	$(49,746,015)	$(27,789,700)	$(23,874,351)
Net loss per common share from continuing operations under US GAAP:
As reported	$(0.82)	$(0.29)	$(0.11)
Pro forma	(1.08)	(0.53)	(0.47)
Net loss per common share under US GAAP:	$(1.32)	$(0.75)	$(0.65)
Stock options issued during period	306,666	1,893,498	2,374,217
Weighted average exercise price	$8.84	$10.85	$14.61
Weighted average fair value of options granted during the period	$4.32	$5.35	$8.74

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Company's Common Shares, which ranged from 65 percent to 97 percent; expected dividend yield - nil; expected life - three years; risk-free rate of return as of the date of grant - 3.93 percent to 6.75 percent, based on Government of Canada Bond yields.

Consolidated balance sheets

The application of US GAAP would have the following effects on balance sheet items as reported:

SHAREHOLDERS' EQUITY	2002	2001	2000
Shareholders' equity under US GAAP, beginning of year	$43,693,863	$59,418,748	$31,164,242
Share capital issued and contributed surplus	1,871,519	2,895,680	38,701,434
Net loss from continuing operations under Canadian GAAP	(31,310,021)	(10,724,323)	(5,467,621)
Net loss from discontinued operations under Canadian GAAP	(9,077,079)	(7,957,967)	(6,490,445)
Adjustments to net loss for the year under US GAAP	182,666	61,725	1,511,138
Shareholders' equity under US GAAP, end of year	$5,360,948	$43,693,863	$59,418,748

New accounting standards

In June 2001, the FASB approved SFAS No. 141 "Business Combinations" and issued this statement in July 2001. SFAS 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling of interest method will be prohibited. Adoption of SFAS 141 in 2002 has not had a material impact on the Corporation's financial statements.

In June 2001, the FASB approved SFAS No. 142 "Goodwill and Other Intangible Assets", which supersedes APB Opinion No. 17 "Intangible Assets". The FASB issued this statement in July 2001. SFAS 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth the method to periodically evaluate goodwill for impairment. Adoption of SFAS 142 in 2002 has not had a material impact on the Corporation's financial statements (see note 3).

SFAS 143, Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Corporation has not yet evaluated the effect that SFAS No. 143 will have on the financial statements.

SFAS 144, Accounting for the Impairment or Disposal of Long Lived Assets, supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30. SFAS 144 retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses on long-lived assets. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. SFAS 144 is effective for all fiscal years beginning after December 15, 2001.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the disclosures we must make about our obligations under certain guarantees that we have issued. It also requires us to recognize, at the inception of a guarantee, a liability for the fair value of the obligations we have undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions will not have a material impact on our financial position or results of operations. The disclosure requirements are effective for annual or interim periods ending after December 15, 2002.

In January 2003, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 has no material impact on us, as we do not plan to adopt the fair value method of accounting for stock options at the current time. We have included the required disclosures in Note 10 to these financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company has not determined the effect, if any, that SFAS No. 149 will have on its consolidated financial statements.

The following standards issued by the FASB do not impact us:

(i)

Statement No. 145 - "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for financial statements issued on or after May 15, 2002;

(ii)	Statement No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities", effective for exit or disposal activities initiated after December 31, 2002;
(iii)

Statement No. 147 - "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", effective for acquisitions on or after October 1, 2002; and

(iv)	Interpretation No. 46 - "Consolidation of Variable Interest Entities", effective for financial statements issued after January 31, 2003.

18. SUBSEQUENT EVENTS

On March 4, 2003, the Company received an extension of maturity date to April 30, 2003, of the note payable loan agreement (see note  8). The extension terms include a four percent extension fee payable in the form of shares of the Company issued at a five percent discount. Principal payments of US$30,000 are due on March 5 and April 5, 2003, respectively.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Item 18 - Financial Statements

Not applicable.

Item 19 - Exhibits

The list of exhibits is included following the signature page hereto.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf.

ZI CORPORATION Per: "Dale Kearns" Dale Kearns Chief Financial Officer Date: May 15, 2003 Per: "Michael Lobsinger" Michael Lobsinger Chief Executive Officer Date: May 15, 2003

CERTIFICATIONS

I, Dale Kearns, certify that:

1.	I have reviewed this annual report of Zi Corporation;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements are made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

	(b)	Evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date
5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the board of directors:
(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.
6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"Dale Kearns"
Dale Kearns
Chief Financial Officer

Date: May 15, 2003

I, Michael Lobsinger, certify that:

1.	I have reviewed this annual report of Zi Corporation;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements are made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

	(b)	Evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date
5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the board of directors:
(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.
6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"Michael Lobsinger"
Michael Lobsinger
Chief Executive Officer

Date: May 15, 2003

ANNUAL REPORT ON FORM 20-F
for the year ended
December 31, 2002

EXHIBIT INDEX
Exhibit No. Item	Description of Exhibit	Sequential Page #
1.1**	Certificate of Incorporation, together with all amendments. (Previously filed as Exhibit 1.1)
1.2**	Bylaws. (Previously filed as Exhibit 1.2)
4.1*

Form of Subscription Agreement pursuant to a US$23.5 million private placement of 1,250,000 units at US$20 per unit, each unit consisting of one common share and three-quarters of one common share purchase warrant. Each full warrant entitles the holder to acquire one additional common share for a period of 24 months from the closing date upon payment of US$22.75 for period up to 12 months from the closing date and upon payment of US$24.50 for the period from 12 months to 24 months from the closing date. The private placement was completed on February 2, 2000 (650,000 units), February 8, 2000 (75,000 units) and February 9, 2000 (525,000 units). (Previously filed as Exhibit 2.8)

4.2*	Engagement letter between Zi Corporation and Lehman Brothers dated January 4, 2000. (Previously filed as Exhibit 2.9)
4.3+

Novation Agreement dated July 21, 2000 among the government of the Special Administrative Region of Hong Kong, Telecom Technology Centre Company Ltd. and Zi (Bermuda) Corporation Ltd. (Previously filed as Exhibit 3.2)

4.4+	Share Purchase Agreement dated June 15, 2000 among certain shareholders, Zi Corporation and EnglishPractice.com Inc. (Previously filed as Exhibit 3.3)
4.5+	Employment Agreement dated December 31, 1999, as amended, between Zi Corporation and Michael Lobsinger. (Previously filed as Exhibit 3.4)
4.6+	Employment Agreement dated January 21, 2000, as amended, between Zi Corporation and Gary Kovacs. (Previously filed as Exhibit 3.5)
4.7+	Employment Agreement dated February 5, 2001 between Zi Corporation of America, Inc. and Roland Williams. (Previously filed as Exhibit 3.6)
4.8+	Employment Agreement dated February 9, 2000, as amended, between Zi Corporation and George C. Tai. (Previously filed as Exhibit 3.7)
4.9**	Employment Agreement dated March 22, 2001 between Zi Corporation (H.K.) Limited and David Yang. (Previously filed as Exhibit 4.9)
4.10+	Agreement of Frontpage and Photoshop training between Ericsson (China) Co., Ltd. and Beijing Education Network System Co., Ltd., dated March 5, 2001. (Previously filed as Exhibit 3.8)
4.11+	Software Agency Agreement between IVT International Validation and Testing Corporation and Telecom Technology Centre Company Ltd., dated August 1, 2000. (Previously filed as Exhibit 3.9)
4.12**	Share and Loan Purchase Agreement dated March 18, 2002 among MagicVision Media Inc., All of the Shareholders of MagicVision Media Inc. and named Key Employees. (Previously filed as Exhibit 4.12)
4.13**	Zi Corporation Amended 1999 Stock Option Plan approved by shareholders at the Annual General Meeting on June 5, 2002. (Previously filed as Exhibit 4.13)
4.14	Zi Corporation 1996, 1998 and 1999 Stock Option Plans as amended (previously filed on Form S-8)
4.15**	Consulting Agreement, dated September 26, 2001, between The Balloch Group Ltd. And Zi Corporation (H.K.) Ltd. (Previously filed as Exhibit 4.15)
4.16	Letter agreement dated November 20, 2002 between Telecom Technology Corporation Limited and Wong's Electronic (Holdings) Company Limited.
4.17

Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc. (Portions of this exhibit have been redacted, omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment)

4.18

Consent Judgement Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division.

4.19	Loan Agreement dated December 5, 2002 between Quest Investment Corporation and Zi Corporation.
4.20	Loan Amendment Agreement dated March 19, 2003 between Quest Investment Corporation and Zi Corporation.
4.21

Stock Purchase Agreement dated August 2, 2002 among JKC Group Inc., JKC Alberta Ltd. and Zi Corporation; Amendment No. 1 to Stock Purchase Agreement dated October 11, 2002 among JKC Group Inc., JKC Alberta Ltd. and Zi Corporation (incorporated herein by reference to Magic Lantern Group, Inc.'s Form 8-K filed with the Securities and Exchange Commission on August 8, 2002 and on October 11, 2002).

4.22	Second Loan Amendment Agreement dated April 30, 2003 between Quest Investment Corporation and Zi Corporation.
4.23	Loan Agreement dated May 7, 2003 between Quest Investment Corporation and Zi Corporation.
8.1	List of Subsidiaries (included in Item 4)
10.1	Management Information Circular dated April 17, 2003. (Previously filed on Form 6-K)
10.2	2002 Annual Report. (Previously filed on Form 6-K)
10.3	Section 906 Certification by Dale Kearns, Chief Financial Officer dated May 15, 2003.
10.4	Section 906 Certification by Michael Lobsinger, Chief Executive Officer dated May 15, 2003.

*	Previously filed on Form 20-F Annual Report for December 31, 1999.
+	Previously filed on Form 20-F Annual Report for December 31, 2000.
**	Previously filed on Form 20-F Annual Report for December 31, 2001.