Form 20-F
ZI CORP
filed 2004-05-18
CIK 922658

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

( X )	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-24018

Zi Corporation
(Exact name of Registrant as specified in its Charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

2100, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003.

39,406,560 Common Shares, no par value

The Exhibit Index appears on page 121

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

( X ) Yes ( ) No

Indicate by check mark which financial statement item the registrant has elected to follow.

( ) Item 17 ( X ) Item 18

B. Compensation *	54

C. Board Practices *	60

D. Employees *	63

E. Share Ownership *	63

Item 7 - Major Shareholders and Related Party Transactions *	66

A. Major Shareholders *	66

B. Related Party Transactions *	67

C. Interests of Experts and Counsel *	68

Item 8 - Financial Information *	68

A. Consolidated Statements and Other Financial Information *	68

B. Significant Changes *	70

Item 9 - The Offer and Listing *	70

A. Offer and Listing Details - Stock Price History *	70

B. Plan of Distribution *	72

C. Markets *	72

D. Selling Shareholders *	72

E. Dilution *	72

F. Expenses of the Issue *	72

Item 10 - Additional Information *	72

A. Share Capital *	72

B. Memorandum and Articles of Association *	72

C. Material Contracts *	78

D. Exchange Controls *	79

E. Taxation *	79

F. Dividends and Paying Agents *	83

G. Statement by Experts *	84

H. Documents on Display *	84

Part I

Introduction

Zi Corporation is a corporation incorporated under the laws of the province of Alberta, Canada and is referred to in this document, together with its subsidiaries, as "Zi" or the "Company". Unless the context otherwise indicates, use of "we", "us", "our" and like terms refers to the Company.

Trademarks or trade names of Zi used in this document include, but are not limited to: Zi®, eZiText®, eZiNetTM, eZiTapTM, Zi ServicesTM, OztimeTM and EnglishPracticeTM. Each trademark, trade name or service mark of any other company appearing in this document belongs to its holder. Zi has obtained registered status on its "eZiText" trademark in the United States, Canada, Australia and in parts of Asia and Europe and registration is pending in China. The wordmark, "Zi", is registered in Canada, China, Japan, the United States, Singapore, Taiwan and Korea.

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and are presented in Canadian dollars unless otherwise indicated. All references in this Form 20-F to financial information concerning the Company refer to such information in accordance with US GAAP and all dollar amounts in this Form 20-F are in Canadian dollars unless otherwise indicated. Prior to the preparation of the Consolidated Financial Statements for the year ended December 31, 2003, the Consolidated Financial Statements of Zi Corporation were prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of users, who are in the United States, effective December 31, 2003, the Company began reporting its financial position, results of operation and cash flows under U.S. GAAP in its Consolidated Financial Statements. The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 17 to the Consolidated Financial Statements.

On May 12, 2004, the exchange rate for the United States of America ("US") dollar was US$0.7205 = CDN$1.00. Please see Item 3 - Key Information - Selected Financial Data for more detailed US dollar to Canadian dollar exchange rate information.

In this document, we may provide cross-references relevant to the information being provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this document that may relate to the disclosure in question.

Forward Looking Information

This Form 20-F annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Shareholders can identify these forward looking statements when they see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, the following: the "going concern" comments in the auditors' report accompanying our financial statements and our plans to address our need for additional capital resources; our history of operating losses and uncertainty of future profitability; uncertainty as to the degree of and continuing market acceptance of our products and services; uncertainties relating to product development; risks associated with the number, amount and timing of new product introductions; uncertainty regarding patents, proprietary rights and software piracy; variability in customer demand; our dependence on third party performance under marketing and licensing arrangements; risks associated with the contingent nature of continued performance under major sales contracts; rapid technological change and competition; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the potential for adverse developments in pending litigation; risks associated with the settlement of a US patent infringement lawsuit; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China"); adverse changes in general business conditions in any of the countries in which we do business; changes in our size and structure; the effectiveness of our management and our strategic relationships, investment risks associated with our e-Learning investments and other risks and uncertainties described under "Item 3 - Key Information - Risk Factors" and elsewhere in this report.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. Except as required by law we do not undertake to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

A.     Selected Financial Data

The following table summarizes certain of our selected financial information (stated in thousands of Canadian dollars) prepared in accordance with US GAAP. The information in the table was extracted from the more detailed financial statements for the fiscal year ended December 31, 1999 through the fiscal year ended December 31, 2003, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Operating and Financial Review and Prospects" and "Item 18 - Financial Statements". The consolidated statements of loss selected data for fiscal years 1999, 2000, and the consolidated balance sheet selected data as of December 31, 1999 and December 31, 2000 and December 31, 2001, as set forth below, have been derived from audited Consolidated Financial Statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period.

	2003	2002	2001	2000	1999
	(in thousands of Canadian dollars except per share data)
Revenue from continuing operations	14,491	13,204	5,379	6,515	2,092
Operating loss from continuing operations(1)	(3,520)	(30,877)	(13,586)	(8,689)	(6,034)
Operating loss from continuing operations per share	(0.11)	(0.82)	(0.37)	(0.24)	(0.20)
Net loss from continuing operations(1)	(4,392)	(31,169)	(12,264)	(5,422)	(5,900)
Net loss from continuing operations per share	(0.11)	(0.83)	(0.33)	(0.15)	(0.19)
Net loss(2)	(4,392)	(40,247)	(20,222)	(11,912)	(5,900)
Basic and diluted net loss per share	(0.11)	(1.07)	(0.54)	(0.33)	(0.19)
Total assets	13,644	18,264	47,900	62,609	33,044
Capital stock	134,977	130,145	128,273	125,378	86,676
Accumulated deficit and other comprehensive income	(129,400)	(124,784)	(84,579)	(65,959)	(55,512)
Net assets	5,576	5,361	43,694	59,419	31,164
Outstanding shares, in thousands	39,372	37,914	37,544	36,991	34,819

(1)	2002 operating and net loss from continuing operations includes litigation and judgment settlement costs of $10.8 million and impairment of intangible assets of $4.6 million;
(2)	2002 net loss includes loss from discontinued operations of $9.1 million (2001 - $8.0 million; 2000 - $6.5 million).

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

Currency and Exchange Rates

The following table sets out the exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods:

	US Dollars Per One Canadian Dollar Year Ended December 31
	2003	2002	2001	2000	1999
End of period	0.7713	0.6339	0.6275	0.6666	0.6925
Average for the period	0.7158	0.6369	0.6461	0.6740	0.6744

The following table sets out the high and low exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	US Dollars per One Canadian Dollar
	November 2003	December 2003	January 2004	February 2004	March 2004	April 2004
High for the month	0.7698	0.7704	0.7867	0.7631	0.7646	0.7638
Low for the month	0.7471	0.7478	0.7519	0.7472	0.7421	0.7296

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on May 12, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollar into Canadian dollars was US$1.00 = CDN$1.3879.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control. Shareholders should carefully consider the risks described below before purchasing our Company's common shares. The occurrence of any of the following events could harm us. If these events occur, the trading price of our Company's common shares could decline, and shareholders may lose all or part of their investment.

If the Company cannot continue as a going concern, a significant loss to the Company may result.

The Company's ability to continue operations is dependent on its ability to realize its plans to monetize certain assets, and to secure additional financing. The Company has prepared the Consolidated Financial Statements on a "going concern" basis, which implies that the Company will continue realizing assets and discharging its liabilities in the normal course of business (See Note 1 to the financial statements). If the Company cannot realize its plans, monetize certain assets or secure additional financing, the Company may have to reduce its operations, which may result in a significant loss to the Company.

We have incurred net losses to date and may not become profitable.

Our Company was formed in 1987 and has a limited operating history. Our consolidated net losses amounted to approximately $4.4 million in our fiscal year ended December 31, 2003, approximately $40.2 million in our fiscal year ended December 31, 2002, and approximately $20.2 million in our fiscal year ended December 31, 2001. Net losses may continue. We face significant and potentially costly challenges in simultaneously pursuing key research and development goals and attracting customers for our products and services. As a result, we may not become profitable in the future. Even if we become profitable, we may not be able to maintain profitability, as our operating results are, and will continue to be, difficult to predict.

Our shareholders may face dilution in future financings and our business may be restricted by future borrowings.

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

The price of our common shares and our ability to access capital markets may be affected by Lancer's ownership of our common shares.

In August 2003 we learned that a group of funds, including Lancer Partners LP and Lancer Offshore Inc. (collectively, the "Lancer Funds"), had accumulated a significant percentage of our outstanding common shares. This disclosure followed the appointment in July 2003 of a receiver for the Lancer Funds who was appointed as a result of an SEC enforcement proceeding which alleged securities law violations by the management of the Lancer Funds. In December 2003, we learned that the Lancer Funds' ownership amounted to approximately 49% of our outstanding shares. While the enforcement proceeding did not allege wrongdoing in connection with our common shares, the accumulation was done in apparent violation of U.S. and Canadian securities laws, and without our knowledge or assistance, we believe we may be adversely affected in the following ways:

  the price of our common shares may have been affected by periodic news reports relating to the legal proceedings affecting the Lancer Funds;

  Certain investors have been reluctant to invest in our securities due to uncertainties regarding potential market or other sales of Zi common shares by the receiver for the Lancer Funds;

  We are potentially subject to disputes with the receiver relating to the Lancer Funds' ownership of shares in the Company.

There can be no assurance that our share price or our access to the capital markets will not continue to be affected by the Lancer Fund's ownership of our common shares.

We operate in a new and developing market and we may not be able to sustain the rapid development required in our industry to remain competitive.

The development of our input technology market depends upon:

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

We believe that these trends will continue into the foreseeable future. Our success will depend, in part, upon our ability to:

  enhance our existing products;

  successfully develop new products or additional localized versions that meet increasingly demanding customer requirements; and

  gain market acceptance.

To achieve these goals, we will need to continue to make substantial investments in product development and marketing. We may not:

  have sufficient resources to make these investments;

  be successful in developing product enhancements or new products on a timely basis, if at all; or

  be able to successfully market these enhancements and new products once developed.

Further, our products may be rendered obsolete or uncompetitive by new industry standards, changing technology or developments by competitors.

If the market for our products does not develop on a continuing and sustainable basis, our financial position may be adversely impacted and could include recording additional impairment charges on the value of deferred software development costs.

We operate in an intensely competitive environment and there can be no assurance that we can compete successfully or gain market acceptance.

The software industry is intensely competitive and is characterized by rapid technological advances, evolving industry standards and technological obsolescence. Other corporations with greater financial and technical resources and larger marketing organizations could enter the market and pose a potential threat if they can develop technologies and products that can rival those developed by us or under license to us. We understand that major Asian and North American software and technology companies engage in development of input or other interface software. Our actual or potential input technology competitors include, but are not limited to: Motorola; Tegic/AOL; Nokia; Airtx; Apple; Microsoft; Research in Motion and Digit Wireless (Fastap). Many of our competitors have longer operating histories and have greater financial, technical, sales, marketing and other resources. To a great extent, our ability to compete will depend on such factors as product features, technical superiority, ease of use, price, quality, technical support and services, product development capabilities, marketing, distribution channels, and ability to meet delivery schedules. There can be no assurance that our products and services can compete successfully or gain market acceptance.

Our products may contain defects that could harm our reputation, be costly to correct, expose us to litigation and harm our operating results and profits.

We develop software products that may contain undetected errors or failures. Design errors or hidden defects in third party components or software may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. If defects are discovered, we may not be able to correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or a delay in, market acceptance of our products. In addition, defects in our products could cause adverse publicity, damage our reputation and impair our ability to acquire new customers. In addition, we may need to make significant expenditures to eliminate defects from our products.

We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

A key element of our business strategy is the formation of collaborative relationships with other leading companies. We believe that success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies. There is no assurance that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, there is no assurance that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products or experience financial or other difficulties that lessen their value to us and to our customers. Our financial condition or results of operations may be adversely affected by either our failure or the failure of these third parties to establish and maintain collaborative relationships.

We rely on large OEM customers to adopt our technology and our financial success may be affected if these OEMs either do not implement our technology or suffer their own financial hardships.

Our royalty and licensing fee-based revenues depend in substantial part on our ability to successfully integrate and maintain compatibility of our technology with the applications of our original equipment manufacturer ("OEM") customers. Because the Zi Technology business relies heavily on third party integration of our eZiText technology into OEM customer products, lead time to revenue recognition is longer than software products directly released into consumer channels. Purchase of our products by OEM customers often requires significant expenditure of time and resources by the OEMs. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of our products and technologies. During this evaluation period, we may expend substantial sales, marketing and management resources.

Furthermore, our products and technologies sold and integrated into customer applications are subject to both customer production schedules and customer success in marketing the products and generating product sales. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays. We may not be successful in continuing to be selected as the language enabling technology for these OEMs, and the failure to be selected by our OEM customers would have a material adverse effect on our sales. In addition, the resolution of a patent infringement claim restricts the Company and its affiliates from using and selling certain earlier versions of eZiText for Latin-based languages in the United States. Furthermore, due to our royalty-based revenue model, the failure of our key OEMs to achieve market acceptance of products incorporating our software could have a material adverse effect on our business, operating results and financial condition.

Due to these factors, our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This would cause our operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into products. In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of service providers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders during our sales cycle or chooses not to deploy products incorporating our technology.

Some of our major direct customers are not profitable and are subject to reduced demand for products and services currently affecting the telecommunications industry. In 2003, we derived 26 percent of our total revenue for all business units from two customers compared to 25 percent of our total revenue from two customers during the year ended December 31, 2002, and 44 percent of our total revenue from two customers in the year ended December 31, 2001. Because of our dependence on royalties and licensing fees from OEMs that incorporate our eZiText technologies into their products, relatively few potential customers have in the past accounted for a significant portion of our revenues. Our reliance on a limited number of customers has been significantly reduced over the past three years; however, we believe that revenue derived from current and future customers who dominate handset phone manufacturing will continue to represent a significant portion of our total revenue for eZiText technologies. Our inability to continue to secure and maintain a sufficient number of contracts from such dominant OEM players would have a material adverse effect on our business, financial condition, operating results and cash flows derived from eZiText technologies. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions. Moreover, certain of our key OEM licenses are at the end of their license terms and it is uncertain whether we will be successful in negotiating renewals with these customers.

Our overall market breadth for language input products and services may be constrained by:

  the increasing market share of major handset industry leaders;
  the influence of software integrators and platform suppliers in serving new OEMs with pre-packaged solutions; and
  consolidation among the OEM customer base.

  Our ability to operate could be hindered by the proprietary rights of others and our inability to adequately protect our intellectual property rights

  A number of companies have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or intellectual property rights. Such conflicts could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

  If patents that cover our activities are issued to other persons or companies, we could be charged with infringement, and, as described in the section below, we have been affected by such litigation. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We may not be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

  Existing copyright, trademark, patent and trade secret laws only afford limited protection for our proprietary rights. Third parties may attempt to copy or reverse engineer aspects of our products or proprietary information. Accordingly, we may not be able to adequately protect our intellectual property.

  Our business may be adversely affected by a settlement agreement with our principal competitor.

  As described in Item 4 - Information on the Company - Intellectual Property Litigation, the Company and America Online Inc. ("AOL") settled the U.S. based litigation by a written settlement agreement dated December 6, 2002. The Company has made all the payments contemplated under the Settlement Agreement and the Security Agreements have been released by AOL, also as contemplated under the Settlement Agreement.

  By the terms of settlement, the Company was required to pay a certain amount to AOL on execution of the settlement agreement and then make subsequent instalment payments (the "Outstanding Balance") according to a payment schedule starting in June 2003 and terminating on January 2, 2004 (collectively, the "Settlement Amount"). The Settlement Amount was less than the damages award of US$9,000,000 entered in judgement in this lawsuit (the "Damages Award"). The settlement agreement stipulates that in the event that any of the scheduled Outstanding Balance payments was not made within ten days of the payment date, then the amount of the Damages Award less all payments made to AOL on account of the Settlement Amount (the "Default Payment Amount") would be immediately due and payable by the Company to AOL and the security agreements granted by the Company and its affiliate Zi Corporation of America, Inc. to secure payment of the Default Payment Amount would become enforceable. Upon payment of the Outstanding Balance to AOL in full on or before the scheduled payment dates, the security agreements granted by the Company and its affiliate, Zi Corporation of America, Inc., to AOL would then be terminated and the Company released from any obligation to pay to AOL the Default Payment Amount.

  The injunction under the Consent Judgement which prohibits the sale or use in the United States of eZiText refers only to earlier versions of the Company's eZiText product which are not currently sold or offered for sale or used by the Company in the United States. This injunction does not apply to or prohibit the sale or use of such earlier versions of the Company's eZiText product in countries other than the United States. See Item 4 - Information on the Company - Intellectual Property Litigation.

  In the ordinary course of business, the Company, Tegic and others seek to protect their intellectual property in various countries and jurisdictions through administrative proceedings and civil litigation. The settlement of the Tegic lawsuit dealt only with certain patent infringement claims in the United States. There can be no assurance that we will be successful in various challenges we have filed in respect of certain of Tegic's patent claims outside of the United States. The outcome of any of these proceedings, if determined adversely, raises the possibility that additional civil action could follow. See Item 4A - Information on the Company - History and Development of the Company.

  We need to be able to manage our growth or else our operating results and financial condition will be materially adversely affected.

  We believe that continued growth in the number, breadth and complexity of our product lines while controlling our operating costs will be required to establish and maintain our competitive position. Our growth, coupled with the rapid evolution of our markets, has placed, and is likely to continue to place, significant strains on our administrative, operational and financial resources and increased demands on its internal systems and procedures, particularly as this growth has been, and will likely continue, on a global basis. In the event that our operations continue to grow, or grow rapidly, there is a risk that our current administrative infrastructure, systems and procedures may not be adequate to support our operations, or that management may not be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for our products and services.

  If we are unable to manage future growth effectively, our business, operating results and financial condition may be materially adversely affected.

  If the Company does not continue to develop new products, future revenues will be negatively affected.

  The Company's existing product portfolio is limited. Our financial success relies substantially on this limited number of products. Failure to innovate, develop and integrate new products into our existing product lines, in addition to enhancing the performance and functionality of existing products, could result in the Company failing to meet its financial projections.

  We depend on our key personnel and failure to attract and retain these people could have a negative impact on our operations.

  Our success will be dependent, in part, on the performance of our personnel who develop our technology and manage our business. We have personnel that we believe are competent in the development of our technology, services and software related products and have endeavoured to hire and retain qualified managerial and technology development services people for the development and expansion of the Zi Technology business. Nevertheless, failure to retain their expertise or to attract and retain key personnel with necessary technological and marketing skills, in addition to Mike Donnell, President and Chief Executive Officer, and Dale Kearns, Chief Financial Officer, could have a materially adverse effect upon our ability to grow and operate profitably.

  Subsequent to December 31, 2002, several key personnel left the Company, including Gary Kovacs, former President, whose contract expired on October 15, 2003; Todd Simpson, the Company's Chief Technology Officer, who no longer serves the Company in the capacity of Chief Technology and has not been replaced, although he continues to provide consulting services to the business; and the Company's former Chief Operating Officer, George Tai, who left the Company in May, 2003. In addition, Michael Lobsinger resigned his position as CEO, a role now assumed by Mike Donnell, and remains in his capacity as Chair of the Board.

  We operate in diverse geographic markets and face regulatory and political risks abroad which could negatively impact our operations.

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

    difficulties in enforcing contracts;

    difficulties in protecting intellectual property

    governmental currency controls;

    export/import controls;

    tariff regulations and other trade barriers;

    costs and risks of localizing products for foreign countries;

    difficulties in staffing and managing operations in multiple locations in many countries;

    greater difficulties in trade accounts receivable collection; or

    possible adverse tax consequences.

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

  Capital Requirements

  We require capital to finance the continued growth of operations. To date, we have financed the majority of our growth largely through private placements of common shares. As of April 30, 2003, our cash position was approximately $3 million. Unless and until our cash flow from operations is sufficient to meet our operating capital requirements, any shortfall must be covered by our cash position, the sale of securities or through other forms of third party financing. We believe our current cash resources will be adequate to support our existing business activities until December 31, 2004, assuming stable revenue and absent unexpected costs or expenses. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Thereafter, we may still require additional financing to support our continued operations. There can be no assurance that sufficient financing will continue to be available to sustain our operations and growth, to develop new and existing markets or to complete development of products that fully exploit our owned or licensed technologies. Failure to obtain adequate additional financing on a timely basis could have a material adverse effect on our business.

  Our quarterly results are subject to fluctuations which could negatively affect our financial results.

  We have experienced, and are likely to continue to experience, significant fluctuations in quarterly operating results caused by many factors. These factors include:

    dependence on the market acceptance and sales of our licensees' products in which eZiText is embedded;

    seasonality of sales of our licensees' products;

    changes in the demand for our technology;

    the introduction or enhancement of products and services by us and our competitors and market acceptance of those enhancements or products;

    delays in the introduction of products or enhancements by us or our competitors;

    the timing of significant orders, delivery and implementation of our products;

    the gain or loss of any significant customer;

    changes in our pricing policies or those of our competitors;

    the mix of distribution channels through which products are sold and the mix of products and services sold;

    the mix of international and North American revenues;

    exchange rate fluctuations;

    the timing of any acquisitions and related costs;

    foreign currency exchange rates and general economic conditions; and

    legal and other costs associated with defence and resolution of patent infringement claims.

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

  In addition, our new license revenue and results of operations may fluctuate on a quarterly and annual basis in the future as a result of a number of factors, many of which are outside of our control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new produces by us or our competitors. If our revenues or operating results fall below the expectations of financial analysts of investors, the trading price of our common shares could fall.

  The laws and policies restricting foreign alliances, partnerships, investments, distribution or sale in the language and education software technology industry could change and adversely affect our operations in these countries.

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

  We are subject to foreign currency exchange risks, accordingly, fluctuations in exchange rates could have a material effect on our results of operations.

  A significant portion of our revenues and expenses have been, and will likely continue to be, incurred in currencies other than the Canadian dollar, principally the U.S. dollar, Hong Kong dollar and Chinese renminbi. Our results are reported in Canadian dollars. Accordingly, fluctuations in exchange rates could have a material effect on our results of operations. To date, we have not engaged in foreign currency exchange rate hedging activities. If we implement hedging techniques in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities. Conversion of the Chinese renminbi to other currencies is subject to approval by the government of China. Foreign exchange gains or losses for the past three years have been: a loss of $224,272, a gain of $42,088 and a gain of $1,601,573 in each of 2003, 2002 and 2001, respectively.

  Acquisitions of companies or technologies may result in disruptions to our business

  As part of our business strategy, we may acquire assets and businesses principally relating or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

    exposure to unknown liabilities of acquired companies;

    higher than anticipated acquisition costs and expenses;

    effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

    the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target corporation is in a geographically distant location;

    disruption of our ongoing business;

    diversion of management's time and attention;

    failure to enhance our financial and strategic position by the unsuccessful incorporation of acquired technology;

    the inability to implement uniform standards, controls, procedures and policies;

    loss of key employees and customers as a result of changes in management;

    the incurrence of amortization expenses; and

    possible dilution to our shareholders.

  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

  Further, the per share value of common shares held by our existing Shareholders will be diluted if equity securities are issued by us in connection with any acquisition. If acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Acquisition financing may not be available on acceptable terms, if at all.

  We may not be able to realize value from our investments in Oztime and Magic Lantern Group.

  We have significant investments in two e-Learning businesses, our wholly-owned subsidiary, Oztime, and Magic Lantern Group, Inc., an AMEX-listed company of which we own approximately 45% of its outstanding shares. During 2003 we determined to concentrate on our core Zi Technology business unit. In order to effect this strategy, we have considered the monetization of the e-Learning investments, consistent with maximization of value to the Company and our shareholders. Market and industry conditions may limit our ability to achieve these goals. Furthermore, we may be required to invest additional resources in order to preserve their value. There can be no assurance that we will be able to realize value from our affiliates.

  As a non-US corporation, it may be difficult for shareholders to pursue claims under US securities laws against us.

  The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that we are incorporated under the laws of Alberta, Canada, that the independent auditors who have audited our financial statements and some or all of our directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of our assets and said persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

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

  From 1993 to 1997, we were active in pursuing opportunities in the telecommunications industry, purchasing and ultimately disposing of several privately held companies involved in the telecommunications business. In one of these acquisitions, we acquired all of the shares in the capital of Miami International Gateway, Inc. ("MIG"), a US-based company engaged in the telecommunications business. The MIG acquisition cost was $1,775,967, of which $339,475 was paid in cash and 350,000 common shares at a deemed price of $3.95 per share. In March, 1997, we sold all of the shares in MIG to Custom Technology Communication, a private Florida based company. From 1994 to 1998, we provided limited translation services from our office in Hong Kong for Chinese-to-English and English-to-Chinese using the translation capability of the Chappell/Yates Translation Technology described below. We discontinued translation services in 1998.

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

  On December 17, 1997, we acquired full ownership rights to United States patent number 5,109,352 (the "352 Patent" or the "O'Dell Patent") which is entitled "System For Encoding A Collection Of Ideographic Characters". The 352 Patent can be generally described as a computer input system for Chinese and Japanese characters where the different strokes for composing the characters are classified into different groups, each identified by a code number. The string of code numbers representing each character follows exactly a traditional writing sequence of the character from the very first stroke to the end of the string of code numbers. The computer usually identifies the character before the entire writing sequence is completed. Certain aspects of our eZiText products are based on the intellectual property covered under the 352 Patent.

  On December 25, 2001, Taiwanese patent No. NI139820 was issued to the Company. In January 2003, Chinese patent ZL99-1-00625.9, "Method and Apparatus of Chinese Character Text Input," was issued to the Company. These patents protect the unique implementation of our Chinese language input technology on cellular phones and other wireless devices and, in particular, protect those combinations of elements which are of particular help to a user in improving the speed of text creation. The Company was also granted an equivalent of this patent in Hong Kong as patent number HK1020216 on August 22, 2003. In addition, the Company has a number of patent applications pending in the United States and Europe based on ideographic language input networks and software utilities which use text as a key part of their operation.

  The Company has received allowances of patents in Europe and China with respect to technology that enables a user to not only select the stroke category as described in the O'Dell patent but to also place that stroke in the desired relative position in a character being created. This increases the speed of input and allows inexperienced users to approach the desired character more quickly without having to search a long list of candidates. This is much simpler than full handwriting recognition and is compatible with low resource computing environments typical of the cellular telephone market.

  Acquisition of Oztime

  In October 1999, we acquired all of the shares of 845162 Alberta Ltd. ("845") from Oz New Media Inc. ("ONM") in consideration for 100,000 of our common shares issued from treasury. Immediately prior to this acquisition, ONM caused the sale, assignment and transfer of the five percent interest in Beijing Oz Education Network System Co. Ltd. ("Beijing Oz") (a People's Republic of China joint venture company formed under the People's Republic of China Foreign-Invested Business Act) held by Beijing Senmo Ltd. ("Senmo") to ONM. ONM subsequently sold, assigned and transferred its resulting 100 percent interest in Beijing Oz to 845, making representations and warranties to Zi of the validity of such actions. In addition, we also advanced US$375,000 for, and on behalf of, Beijing Oz to pay the balance of the registered capital investment required under the joint venture contract that was entered into to form Beijing Oz.

  Since the purchase of Beijing Oz, we learned that the purported sale, assignment and transfer of the five percent interest held by Senmo to ONM was not properly registered with applicable authorities in China. This resulted in a dispute with Senmo as to the registration of such sale, assignment and transfer. Due to this dispute, Beijing Oz was technically registered in China as a PRC joint venture company, having five percent ownership by Senmo.

  In order to address this situation, on July 31, 2001, the Company caused one of its subsidiaries to incorporate Beijing Oztime Education & Network Technology Co., Ltd. ("Oztime"), a Wholly Foreign Owned Enterprise formed under the laws of the People's Republic of China. Since this event, all substantive business, including product and business development, has been carried out through this new entity, which is intended to mitigate possible consequences of the lack of proper Chinese registration of the Company's interest in Beijing Oz. Beijing Oz is currently inactive and carries on no business operations in China. We received confirmation in 2003 that Beijing Oz has now been officially dissolved.

  Concurrent with the acquisition, 845 entered into a license agreement (the "845 License") with ONM under which 845 was appointed as the exclusive distributor and manufacturer of the following software products in China, Japan, Korea, Taiwan, Singapore, Malaysia and Thailand (the "Territory"): (i) Career Options On-Line, an online educational product developed by ONM for The Alberta Education Career and Technology Studies Curriculum; (ii) English as a Second Language, an online educational product developed by ONM for the Chinese market; and (iii) On-Line Webstories for Learning, an online educational product addressing the language arts grades 3 and 4 literacy curriculum for the United Kingdom (the foregoing products hereinafter collectively referred to as the

  "Products"). Singapore and Thailand are specifically excluded from the Territory in respect of on-line webstories for learning. ONM granted 845, among other things, the exclusive right to use, market, promote, distribute, sell, sublicense, manufacture and modify the products and to use the intellectual property within the Territory and to bundle the products with other computer programs of 845. The 845 License is for a term of 50 years.

  We and ONM also entered into an option agreement (the "Option") under which we were granted an irrevocable option to purchase all of the assets of ONM for a purchase price of US$5,000,000 exercisable at any time on or before December 13, 1999. We did not exercise the option which has now expired.

  Acquisition of EnglishPractice Inc.

  On June 15, 2000, we acquired all of the outstanding shares of EnglishPractice.com Inc., which subsequently changed its name to EnglishPractice Inc., on August 8, 2001 ("EPI"), an online content and services host for English as a Second Language ("ESL") training. EPI was acquired primarily to complement Oztime's education portal business and provide ESL content, with the possibility of EPI independently earning revenues based upon a dotcom business model. We acquired EPI in exchange for $332,220 cash and 250,000 of our common shares. We also agreed to commit up to $1.0 million ("EPI Funding Commitments") in further funding to assist in achieving certain revenue milestones. Of the shares we issued as consideration, 80,000 Zi shares were issued to the EPI founders upon closing and the remainder were escrowed pending achievement of the revenue milestones. Certain of the EPI founders were retained as employees as part of the acquisition.

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

  In December 2000, we and the EPI founders agreed that the EPI revenue milestones required to release the Zi shares held in escrow would not be met. As a result, the purchase agreement was amended to cancel the balance of EPI Funding Commitments, to immediately cancel 85,000 of the escrowed Zi shares, to amend the milestones for release of escrowed shares and to release 45,000 of the escrowed Zi shares over the period from May 30, 2001 to May 30, 2002. The balance of 40,000 escrowed Zi shares (Performance Shares) remaining in escrow are in the course of being cancelled following the expiry of the escrow period due to the non-fulfilment of the milestones for release of the remaining escrowed shares.

  In late 2001, the EPI operations were moved from Calgary to share offices with Oztime in Beijing and EPI's technology and business has been integrated into Oztime's business plan. See Item 4 - Information on the Company - B. Business Overview.

  Intellectual Property Litigation

  In the course of its operating history, the Company has been involved in several lawsuits, both as a plaintiff and as a defendant, with its largest competitor, Tegic Communications, Inc., which is a subsidiary of AOL ("Tegic"). The following is an overview of these proceedings:

(i)

  Asian Communications Pty Ltd., and Tegic Communications, Inc. v. Zi Corporation and Zi Corporation of America, Inc. Pursuant to a Complaint for Patent Infringement filed on March 21, 2000 in the United States District Court in and for the Northern District of California, Asian Communications Pty. Ltd. ("Asian Communications") and Tegic alleged that the Company and its affiliate, Zi Corporation of America, Inc.("Zi America") infringed certain Tegic patents in the United States ( the "Tegic Lawsuit"). The Company defended this lawsuit.

  On February 21, 2002, the District Court granted a summary judgement order which held that the Company's then current version 4.5 eZiText product for alphabetic languages did not infringe the Tegic patents in this lawsuit.

  The trial in this action was held in August, 2002. On September 4, 2002, the jury in this lawsuit found that certain earlier versions of the Company's eZiText product infringed Tegic's US patents and awarded Tegic US$9 million in damages ( the "Damages Award") At a post-trial hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury's damages verdict and denied the Company's motions to invalidate Tegic's US patents and to set aside the Damages Award.

  The Company settled all claims in this lawsuit with AOL by a written settlement agreement dated December 6, 2002. As part of the settlement, a Consent Judgement was entered on December 20, 2002. The settlement of this lawsuit deals with patent infringement claims in the United States. The settlement in relation to the US Restricted Versions of eZiText prohibits the sale or any use of such products by the Company in the United States only. The sale, use and licensing of such versions of the Company's eZiText product by the Company and its affiliates in countries other than the United States is not affected. The ability of the Company and its affiliates to sell, license and make use of its current eZiText product (versions 4, 5 and higher) in all countries of the world, including the United States, is not limited or restricted by the settlement.

(ii)

  Asian Communications Pty. Ltd. and Tegic Communications, Inc. v. Zi Corporation (Hong Kong) Ltd. The Company was also served with a Writ of Summons filed on March 30, 2000, by Asian Communications and Tegic in the High Court of the Hong Kong Special Administrative Region Court of First Instance seeking, among other things, a declaration that one of the plaintiffs' patents is valid and that the same has been infringed by Zi. A Statement of Claim dated May 10, 2000 was subsequently served on the Company. We are defending this lawsuit and filed a Defence and Counterclaim. To date, to the best of the Company's knowledge, no further action or proceeding has been undertaken in this lawsuit by either party.

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

  Due to what we perceived as a lack of market demand for the emerging technologies of Bluetooth and VoiP, the Company closed its Zi Services business unit in December 2002, terminated all employees and liquidated all of the assets of this business unit to a third party for US$220,000.

  The Magic Lantern Group of Companies

  On March 19, 2002, Zi acquired MagicVision Media Inc. ("MagicVision"), a company formed by the senior management of Magic Lantern Communications Ltd. ("Magic Lantern") and its primary holding, Magic Lantern, together with Magic Lantern's 100 percent interest in Tutorbuddy Inc. ("Tutorbuddy") and 75 percent interest in Sonoptic Technologies Inc. ("Sonoptic") (collectively referred to as the "Lantern Group"). The Government of New Brunswick owns 25 percent of Sonoptic. Zi acquired MagicVision by issuing 100,000 common shares of Zi (35,000 of these shares which were subject to performance escrow based on revenue targets being achieved and have since been cancelled) and paying approximately $2.5 million to subscribe for shares of MagicVision. Of these subscription proceeds, $1.85 million was used to facilitate the buyout by MagicVision of Magic Lantern and its subsidiaries from the previous owners. The remainder of the subscription proceeds were used principally to pay the fees of an advisor retained by MagicVision and to pay a portion of MagicVision's legal fees. The founders and key employees of the Magic Lantern group of companies were retained. Magic Lantern was acquired to give Zi a North American based company with which to leverage its relationships in China and capitalize on our Oztime e-learning investment.

  On November 7, 2002, the Company completed the sale of 55% of its interest in the Lantern Group to JKC Group Inc., which was believed to be an arms'-length party, which, as part of the transaction, changed its corporate name to Magic Lantern Group, Inc. ("MLG") and trades on the AMEX under the ticker symbol "GML". At closing, the Company received a 45% equity interest in MLG consisting of 29,750,000 common shares and a three year promissory note of MLG in the face amount of US$3,000,000. The Company obtained registration rights for its stock in MLG and its stock has been registered with the Securities and Exchange Commission for trading. The promissory note was subject to adjustment based upon the financial performance of the Lantern Group for the first year after the sale. As a result of MLG's financial performance during the year subsequent to closing, the face amount of the note has been reduced to US$2,000,000.

  Subsequent to the closing, it was learned that MLG's then-controlling shareholder, an affiliate of Michael Lauer and several funds known as the Lancer Group, on an undisclosed basis, had acquired what was subsequently disclosed to be a 49.3% interest in Zi. There is no material impact on the financial statements of Zi as a result of the sale of the Lantern Group, to what is now known to be a related party, since no gain was recognized on the disposition of the Lantern Group.

  Acquisition of Zi Shares by the Lancer Funds

  In early July of 2003, a U.S. federal judge froze the assets of certain Lancer Funds and appointed an attorney in the law firm of Hunton & Williams, LLP as receiver for Lancer Management Inc., and related entities. The Company reported in its Form 20-F for the year 2001, based on information provided by Lancer, that Lancer and its affiliated companies held or controlled directly or beneficially Zi stock totalling 3,675,100 shares, which represented approximately 9.67 percent ownership in the Company. In the course of preparing the Form 20-F for the year 2002, management of the Company observed what appeared to be a concentration of its shares held at a major brokerage firm. Management requested that its attorneys obtain an update from Lancer concerning the level of Lancer ownership in the Company, but despite several requests, did not receive a response.

  Accordingly, the Company reported in its Form 20-F for 2002, dated May 15, 2003, the information about Lancer's share ownership in Zi that was disclosed in its 2001 Form 20-F and also disclosed in the 2002 Form 20-F that it had been unable to obtain current information regarding Lancer's holdings and that its holdings may be greater or less than reported.

  The court appointed receiver (and party in control with respect to the Lancer Funds under creditor protection; collectively referred to herein as the "Receiver") filed an initial report on September 8 in the U.S. District Court in Florida, noting, among other things, that numerous substantial investment position discrepancies had been identified in many of the funds' holdings. The Receiver remained uncertain of the funds' ownership interest in many of those portfolio companies, including the Company. The initial report also disclosed that the Receiver could apply to the court for abatement of its obligation to make regulatory filings with the U.S. Securities and Exchange Commission or other appropriate agencies. The Company offered assistance to the Receiver to determine the extent of the Lancer Fund holdings in the Company, including the provision of copies of its shareholder records.

  On December 3, 2003, a statement of beneficial ownership on Schedule 13D was filed by the Receiver with the SEC. According to the Schedule 13D, the receiver reported that it owned, through four Lancer entities, 19,407,364 common shares of the Company, or approximately 49 percent of the total issued and outstanding common shares of the Company.

  Under the United States Securities Act of 1933, the Receiver is deemed to be an affiliate of the Company and its holdings in the Company are therefore subject to resale restrictions absent registration under the Securities Act. Under U.S. law, the amount of securities that may be publicly sold in the United States by an affiliate within any three-month period may not exceed the greater of one percent of the total number of Company shares outstanding, or the average weekly reported volume of trading in Company shares during the four weeks prior to the filing of a notice with the SEC of an intention to sell. The volume limitation does not apply to sales by the Receiver on the Toronto Stock Exchange.

  The following is an excerpt from the Schedule 13D:

  "The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person currently does not intend to dispose of a substantial portion of the Common Stock of the Issuer held by the Receivership Entities in the public markets. The Reporting Person may from time to time seek to sell or transfer a limited amount of the Common Stock of the Issuer held by the Receivership Entities in the public markets based on its evaluation of the business prospects of the Issuer and upon other factors, including but not limited to, general economic and business conditions and stock market conditions."

  The Receiver has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Lancer Entities over the next five years and currently does not intend to dispose of a substantial portion of the Common Stock of the Company in the public markets."

  Principal Capital Expenditures and Divestiture

  During the years ended December 31, 2000, 2001, 2002, 2003 and up to April 30, 2004 our principal capital expenditures were as follows:

	Amount of Expenditure (Divestiture)
Description of Expenditure	To April 30, 2004	2003	2002	2001	2000
Capitalized Software Development Costs	$3,380	$67,451	$978,161	$7,796,943	$4,626,449
Acquisition of Oztime	Nil	Nil	Nil	Nil	Nil
Acquisition of English Practice	Nil	Nil	Nil	Nil	$2,158,652
Acquisition of Telecom Technology Center, Limited	Nil	Nil	Nil	Nil	$4,744,771
Acquisition of Magic Lantern	Nil	Nil	$2,525,149	Nil	Nil
Computer & office equipment	$ 854	$ 1,410	$1,060,012	$1,192,244	$1,989,221

  During the years ended December 31, 2000, 2001, 2002, 2003 and up to April 30, 2004 the Company did not have any significant capital divestitures other than the disposition in 2002 of the Magic Lantern Group of Companies as previously described and its accumulated capital investment of $3,498,602.

  See Item 18 - Financial Statements - Note 4 for a detailed description of the acquisitions.

  In 2004 the Company's principal capital expenditures in progress are Software Development Costs. The Company expects these expenditures will be incurred primarily in Canada.

  B.     Business Overview

  Zi in General

  The business of our Company is organized as follows.

  The principal business unit of the Company is the Zi Technology business unit in which our core eZiText business is carried on. Our core technology product, eZiText, and its companion application, eZiTap, are predictive text input solutions that predict words and/or phrases for use in messaging and other text applications in over 40 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing.

  In addition to our Zi Technology business unit, we hold two separate investments in e-Learning. As discussed above in Item 4A - History and Development of the Company, we hold a substantial minority equity interest in MLG which owns and operates the business of the Magic Lantern Group of Companies in the e-Learning field in North America. We also hold a 100% equity interest in Oztime which includes EnglishPractice and carries on business activities in the e-Learning field in Asia and integrates the business activities of EnglishPractice in North America. Together, these investments in e-Learning business provide e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

  Zi Technology Business Unit

  Description of eZiText and eZiTap

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

  Because of the structures of alphabetic languages, eZiText does not attempt to offer candidates to the user at the first key press unless the entered key is a valid single letter word such as 'a' or 'I' in English. Instead, eZiText waits until a second keypress is made whereupon candidates are offered which are of significantly better quality than otherwise seen. This is an implementation more suited to the way that a typical user interacts with the display of the device.

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

  In 2003, Zi released new versions of eZiText and eZiTap to deliver additional benefits to the user, device manufacturer and network operator. For the user, new features deliver increased text input speed and more opportunities for personalized text entry. For a device manufacturer, additional memory efficiencies, software enhancements and new man-machine interface (MMI) capabilities support learning and prediction with less memory. For a network operator, improved text entry speed and capabilities promote more utilization of services such as short messaging, multi-media messaging, web-browsing and more.

  Additional benefits include a new language database architecture that expands a language database's word list without increasing overall memory size; reduced memory footprint through new algorithms and improved compression; improved text entry speed that reduces the number of key presses and additional features such as phrase prediction, dual (simultaneous) language messaging, prediction of data from other sources such as the phonebook, contact list, and web URL's, among others, to provide faster, more natural text entry. The Company expects that these new releases, together with further enhancements or developments, will be central to our ability to penetrate further into the market in the next several years.

  Moreover, Zi made significant progress in its integration of core products and the development of solutions for Smart Phone platforms, a major growth segment of the wireless device market. The Company has developed Input Method Editors ("IMEs") for eZiText and eZiTap for the Microsoft Windows Mobile platform and eZiText and eZiTap Front End Processors ("FEPs") for Palm-based smart phones. These solutions enable OEMs easy access to Zi's core products on leading smart phone platforms.

  In 2002, Zi announced its development of a network-based platform that enables the integration of wireless communication devices with the network called eZiNet. In 2003, the Company focused the majority of its effort on the development and expansion of its core products, eZiText and eZiTap, and did not undertake significant incremental effort to develop or license eZiNet.

  However, we believe the eZiNet product category and related concepts continue to provide a visionary, forward-looking perspective for new products, resulting in incremental spin-offs such as a downloadable version of eZiTap for the Sony Ericsson P800 and P900 smart phones. Accordingly, the Company believes that it has the tools to extend its distribution potential for its text entry products. Distribution of certain versions of Zi's software over the Internet using reputable third party distributors, such as Handango, allow end-users of handsets to download Zi products and provide direct payment online.

  Licensing of eZiText

  As of April 30, 2004, Zi has entered into licenses with approximately 103 licensees who are typically original equipment manufacturers to embed eZiText into their respective products. These licensees include among others, cellular phone manufacturers, set-top box manufacturers and personal digital assistant manufacturers.

  To the best of our knowledge, approximately 45 licensees have completed implementation of eZiText to date on at least one of their respective products. The majority of our revenues are derived from licensing agreements. In addition to licensing of our technology, we have also entered into various strategic alliances to expand the reach of our technology. In 2003, we derived approximately 94 percent of our total revenue from eZiText licensing fees and royalties. The majority of our eZiText customers are OEMs for cellular telephones. The majority of licensees pay us, among other fees, a royalty fee for every unit upon which eZiText is embedded. The royalty amount varies from customer to customer and varies in accordance with unit volumes produced by the licensee. Since cellular phones are consumer products, our revenues are subject to seasonality associated with cellular phone sales and are highly dependent on the market presence, marketing prowess, manufacturing and distribution capabilities of the OEMs, and consumer acceptance and demand for our licensees' finished cellular telephone product. In the year ended December 31, 2003, two customers, Kyocera Corporation and LG Electronics Inc., accounted for 26 percent of our total revenue.

  Investment in Oztime

  Our Oztime subsidiary represents our investment in China's e-Learning market. Oztime was organized by the Company in July 2001 following our acquisition of the business of Oztime in 1999 by our acquisition of Beijing Oz. See Item 4 - Information on the Company - Acquisition of Oztime. In the past 12 months, Oztime has refined its business focus, transformed its senior management team to better address the development of its evolving businesses, and has integrated EnglishPractice as part of its business. Based in Beijing with over 50 employees, Oztime currently focuses on the development of 3 main business areas:

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

  Oztime's clients for its current products include the People's Liberation Army, National Statistics Bureau, Zhejiang Electric, Hainan High Court and Legend. Oztime is focused on expanding this client list in each of its three business areas.

  Oztime's business strategy is to focus development of its three business areas and, based on the quality of its product and approach to e-Learning, establish Oztime as a dominant e-Learning brand in China.

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

  The Company is actively seeking to divest its interest in Oztime, consistent with achieving value for the Company and its shareholders.

  Investment in MLG

  The Company holds a 45% interest in MLG which holds the Magic Lantern Group of companies. The primary operating company in the Magic Lantern Group, Magic Lantern Communications Ltd. ("Magic Lantern"), was founded in 1975 and is a distributor of educational content, primarily distributing videos to educational institutions. Magic Lantern has exclusive distribution rights to over 300 film producers representing over 14,000 titles, and its customers include 9,000 of 12,000 English schools in Canada, Canadian Learning Television, TV Ontario and History Television. Magic Lantern's subsidiary, Tutorbuddy Inc., is an Internet based content delivery service that aims to provide content and related educational services on demand to students, teachers and parents. Magic Lantern holds a 75 percent interest in Sonoptic Technologies Inc. and the Government of New Brunswick holds the remaining 25 percent interest in Sonoptic. Sonoptic provides high quality, state-of-the-art digital video encoding services and has developed a proprietary video base indexing software that allows users to easily and quickly aggregate, bookmark, e-sort and add their own comment boxes to pre-existing content.

  The Company intends to monetize its interests in MLG, as market conditions permit, to focus on its Zi Technology business unit.

  Geographic Segments

  The table below summarizes the Company's revenues by activity and geographic market for the last three fiscal years:

		Revenue(4)
		License and implementation fees	Software and other	Total	Operating profit (loss)	Identifiable assets
2003	Canada(1)	$ 5,034,099	$ 19,709	$ 5,053,808	$ (4,248,186)	$10,836,288
	China(2)	4,616,417	914,349	5,530,766	(86,256)	1,618,342
	USA(3)	3,906,814		3,906,814	1,045,494	991,352
	Other				(230,829)	198,075
	Total	$13,557,330	$ 934,058	$14,491,388	$ (3,519,777)	$13,644,057
2002	Canada(1)	$ 3,634,538	$2,573,660	$ 6,208,198	$(20,312,686)	$13,491,016
	China	2,146,176	463,375	2,609,551	(9,987,175)	2,059,054
	USA(3)	4,385,848	-	4,385,848	290,298	2,449,365
	Other	-	-	-	86,7497)	264,478
	Total	$10,166,562	$3,037,035	$13,203,597	$(30,877,060)	$18,263,913
2001	Canada(1)	$ 2,777,720	$41,443	$ 2,819,163	$(7,450,808)	$30,650,257
	China	1,303,993	206,908	1,510,901	(1,155,851)	15,820,841
	USA(3)	1,022,436	-	1,022,436	(2,662,962)	624,304
	Other	26,404	-	26,404	(2,316,818)	804,277
	Total	$ 5,130,553	$ 248,351	$ 5,378,904	$(13,586,438)	$47,899,679

  Notes:
(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia and Europe.

(2)	Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment.

(3)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.

(4)

  The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002 and 2001 were $239,308 and $852,864 respectively. Operating losses of Zi Services for 2002 and 2001 were $9,077,079 and $7,957,967, respectively. Identifiable assets of Zi Services for 2002 and 2001 were $nil and $7,373,128 respectively. All Zi Services revenues, operating losses and identifiable assets would be included in China's geographical segment.

  C.     Organizational Structure

  The following table lists our subsidiaries as of April 30, 2004. Unless otherwise indicated, Zi, or one of its subsidiaries, owns 100 percent of the outstanding shares of the subsidiary.

Name of Subsidiary	Country of Incorporation
Multi-Corp International Ltd.	Barbados
Zi Corporation of Canada, Inc.	Canada
Zi Corporation of America, Inc.	USA
Asia Translation & Telecommunications Limited	Hong Kong
Zi Corporation (H.K.) Limited	Hong Kong
Huayu Zi Software Technology Limited.(1)	Hong Kong
Huayu Zi Software Technology (Beijing) Co., Ltd.(2)	China
EnglishPractice Inc.	Canada
845162 Alberta Ltd.	Canada
Beijing Oztime Education & Network Technology Co., Ltd.	China
Zi Oztime Corporation Ltd.	Bermuda
Zi (Bermuda) Corporation Ltd.	Bermuda
Zi Technology Corporation Ltd.	Bermuda
Telecom Technology Corporation Limited	Hong Kong
Magic Lantern Group, Inc.(3)	USA

  Notes:
(1)

  Zi Corporation (H.K.) Limited holds eighty-five percent (85%) of Huayu Zi Software Technology Limited. The balance of fifteen percent (15%) is held by China Huayu (Hong Kong) Limited, a third party investor.

(2)	Huayu Zi Software Technology (Beijing) Co., Ltd., is wholly owned by Huayu Zi Software Technology Limited.

(3)	Zi Corporation holds forty-five percent (45%) of Magic Lantern Group, Inc.

  D.     Property, Plant and Equipment

  Our current facilities include administrative and sales offices, and engineering offices. The table below describes our material properties:

Location	Purpose	Owned or leased	Approximate square footage
Calgary, Alberta	Corporate head office and engineering office	Lease expires June 30, 2007	13,348 sq ft
Walnut Creek, California(1)	North American sales office	Rental license	300 sq ft
Hong Kong, SAR	Asia Pacific sales and engineering office	Lease expires August 31, 2004	1,988 sq ft
Beijing, PRC	PRC sales and engineering office	Lease expires March 31, 2005	4,994 sq ft
Beijing, PRC	Oztime office	Lease expires September 14, 2004	8,138 sq ft

  Note:

  (1)     New license entered into as of January 1, 2004 and renews automatically every three months.

  We believe our facilities are adequate for our operations and have no plans to add facilities during 2004.

  Item 5 - Operating and Financial Review and Prospects

  A.     Operating Results

  Executive Summary of Results of Operations

For the years ended December 31 (thousands except per share amounts)	2003	2002	2001
Revenue	$14,491	$13,204	$5,379
Gross Margin	13,888	11,576	3,739
Net loss from continuing operations	(4,392)	(31,169)	(12,264)
Discontinued operations	-	(9,077)	(7,958)
Net loss	$(4,392)	$(40,247)	$(20,222)
Total assets	$13,644	$18,264	$47,900
Net loss per share from continuing operations - basic and diluted	$(0.11)	$(0.83)	$(0.33)
Net loss per share - basic and diluted	$(0.11)	$(1.07)	$(0.54)
Outstanding shares, weighted average	38,720	37,767	37,191
Outstanding shares, end of period	39,372	37,914	37,545

  Zi develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company's embedded software products make electronic devices such as mobile phones, personal digital assistants, voice over internet protocol phones and television set-top boxes easier to use in 41 unique language databases. The Company's core technology products, eZiText and eZiTap, are predictive text input solutions that permit easy input of words on small form factor devices that have limited keypads such as a mobile phone. The Company's products predictively complete words and automatically learn new user-created personal language. By predictively offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce, Web browsing, and similar applications in almost any written language

  At December 31, 2003, Zi has signed 98 license agreements with customers. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, LG Electronics, Sanyo, Alcatel, Kyocera, Fujitsu, UTStarcom, Ningo Bird, TCL and DBTel. Substantially all of the Zi-enabled devices have been sold in the Asian market. With the progressive development of smart phones in the wireless industry, there is increasing adoption of Zi technologies for these data centric devices in both Asia and other parts of the world.

  In addition to its core Zi Technology business, Zi's e-Learning investments include its wholly owned subsidiary, Oztime and a 45 percent equity interest in MLG. Oztime is a leading e-Learning provider in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals. MLG is a Canadian based provider of educational video and video streamed content.

  Zi made a number of important operating and marketing gains in its Zi Technology business in 2003. Zi continued to sign important licensing agreements with key customers, develop alliance relationships with key wireless industry players and expand into other geographic markets and industry segments.

  Zi expanded into the rapidly growing Chinese Handyphone System (PHS) market with market leaders such as UTStarcom, Sanyo, Fujitsu I-Network Systems and China Putian's subsidiary, ChinaYoutong. The Company expanded its penetration into the mobile phone space and also made strides into the North American market with handset introductions with leading innovators such as Samsung and Kyocera.

  Zi also grew the Company's presence and reach by expanding its partnership community by signing several alliance agreements in 2003. Through new alliances, Zi can expand the reach of its product suite through third party integrations into handset manufacturers. Two examples of this include the launch of an eZiTap front end processor (FEP) for the Symbian platform and the pre-integration of Zi's products as standardized text input interfaces in Wavecom's Open MMI software development kit. These relationships with key industry players are important as the handset supply chain is rapidly changing and consolidating to address the handset manufacturers' need for more complete solutions and faster time-to-market.

  On the product front, Zi further advanced the development of its core technologies with the roll-out of Version 6 of eZiText and Version 2 of eZiTap to customers and new licensees around the world. Zi collaborated with customers, focusing Version 6 development efforts on delivering enhanced languages and end user functionality while reducing overall memory requirements. Zi also concentrated on improving customer service by deploying additional technical support, tools and documentation to shorten the implementation time of products and to reduce customers' engineering efforts. Zi expanded the distribution channel of product offerings with the introduction of a downloadable version of the eZiTap application for Sony Ericsson's product line of P800 and P900 smart phones.

  Critical Accounting Policies and Estimates

  This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2003, 2002 and 2001, should be read in conjunction with the Consolidated Financial Statements and related notes in this report. The effects on net loss arising from differences in generally accepted accounting principles between Canada and the United States are outlined in note 17 to the Consolidated Financial Statements.

  The Company's accounting principles are described in note 3 of the notes to the Consolidated Financial Statements in Item 18. The Company prepares its Consolidated Financial Statements in accordance with US GAAP. The preparation of the Company's financial statements requires the use of estimates and judgements that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

  The Company has identified the following critical accounting policies that affect the more significant estimates and judgements used in preparation of its Consolidated Financial Statements.

  Going Concern Basis

  The Company's audited financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand note payable on terms described in note 8 to the Company's audited Consolidated Financial Statements. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002 the Company settled a judgment in favour of Tegic Communications Inc. ("Tegic"), a division of AOL Time Warner ("AOL") as discussed in note 13 to the Company's audited Consolidated Financial Statements. Under the terms of the settlement agreement, the Company, among other things, is obliged as at December 31, 2003, to pay a final instalment of US$750,000 which was paid on January 2, 2004.

  Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings, pay the remaining scheduled payment due under the settlement agreement with AOL and increase revenue and achieve profitability. The Company's audited Consolidated Financial Statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

  Software Development Costs

  All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high-risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

  Revenue Recognition

  The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 3 to the audited Consolidated Financial Statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition."

  Under software licensing arrangements, the Company recognizes revenues provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized rateably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

  Customer support revenues consist of revenue derived from contracts to provide post-contract support, such as maintenance and service support, to license holders. These revenues are recognized rateably over the term of the contract.

  Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

  Stock-based Compensation Plan

  As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

  The Company has a stock-based compensation plan, which is described in note 10 to the Company's 2003 audited Consolidated Financial Statements. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

  Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used.

  Discontinued Operations

  Through the Company's discontinued Zi Services business segment, Zi provided specialized product development and customized solutions in BluetoothTM, VoIP and man-machine interface design to the telecommunications industry.

  On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment, the telecom engineering division of the Company operated by TTC. Accordingly, the results of operations of these businesses were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services. On October 31, 2002 the letter of intent expired and the sale was not executed. Management determined that the carrying value of Zi Services, consisting of deferred software development costs of $3,289,922, goodwill of $753,140, capital assets of $54,734 and net current assets of $335,727 were no longer recoverable. As a result, the Company recognized a charge of $4,433,523 in 2002. As at December 31, 2002, the Company has sold the remaining assets of this business segment and no longer carries on any related business activities.

  Net Loss

  In 2003, the Company significantly reduced its net loss to $4.4 million from $40.2 million in 2002. Contributing factors to the year-over-year decrease in the net loss were the absence of discontinued business segments and write-offs associated with impairment of intangible assets and litigation and judgement settlement costs as experienced in 2002. This was also accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing selling, general and administration costs ("SG&A") and research and development costs.

  In 2002, the financial impact of the loss at trial under the patent infringement suit required the Company to assess its ability to fund an appeal of the jury verdict, as well as its other businesses and investments. Consequently, included in the net loss of $40.2 million is provision for net losses in the aggregate amount of $24.9 million in respect of VoIP and Bluetooth technology business (our former Zi Services business segment) and Oztime, legal fees and judgment settlement costs.

  Results from Continuing Operations

  The continued growth of Zi's customer base and the increase in licensees' models delivered to market has resulted in an increase in revenue from our core technology business of 33 percent to $13.6 million over 2002 revenue of $10.2 million. Revenue from all segments increased 10 percent to $14.5 million from $13.2 million in 2002. Excluding 2002 revenue from Magic Lantern Communications Ltd. ("Magic Lantern") of $2.5 million, which was divested in November 2002, the year over year increase is $3.8 million or 36 percent. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

  Revenue from continuing operations for 2002 rose to $13.2 million, increasing 145 percent from $5.4 million in 2001. The increase is due primarily to the increase in size of the Company's eZiText customer base, with 30 licensees paying royalties in 2002, compared to 14 in 2001, and revenue associated with operations of Magic Lantern acquired in 2002 and included as part of Zi's e-Learning business segment from the date of acquisition in March 2002 until its sale in November 2002.

  The net loss from continuing operations for 2003 was $4.4 million compared to $31.2 million in 2002. Loss per share from continuing operations was $0.11 in 2003 compared to $0.83 in the prior year. This decrease was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. Other contributing factors to the year over year decrease in the net loss from continuing operations were the absence of write offs associated with impairment of intangible assets of $4,269,857 and litigation and judgement settlement costs of $10.8 million as experienced in 2002.

  The net loss from continuing operations for 2002 was $31.2 million compared to $12.3 million in 2001. Loss per share from continuing operations was $0.83 in 2002 compared to $0.33 in the prior year. The increase in net loss from continuing operations was largely due to $11.8 million in legal fees and litigation settlement costs, impairment of goodwill of $2 million, impairment of deferred software development costs of $2.4 million and higher losses from e-Learning investments.

  Revenue

  Revenue from continuing operations rose $1.3 million to $14.5 million in 2003, or 10 percent over 2002. License and implementation fees rose $3.4 million to $13.6 million in 2003, or 33 percent over 2002. Other product revenue of $0.9 million relates to our e-Learning business segment and has decreased by $2.1 million over 2002 due to the disposition of Magic Lantern in November 2002. By adjusting other product revenue for 2002 to exclude $2.5 million related to Magic Lantern, other product revenue rose $0.4 million or 83 percent to $0.9 million in 2003. This increase is attributable to an increase in Oztime customer contracts.

  License and implementation fees reflect royalties earned from 45 eZiText licensees in 2003, compared to 30 licensees in the same period a year earlier. During 2003, 182 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2003, to 398 compared to 216 a year earlier

  The Company has increased its market penetration and is reducing its dependence on the Asian market through the increasing usage of eZiText by our customers on new devices introduced into the North American and European markets.

  In 2002, revenue from continuing operations rose $7.8 million to $13.2 million, or 145 percent over 2001. License and implementation fees rose $5 million to $10.2 million in 2002, or 98 percent over 2001. Other product revenue, including $2.5 million from MLG, rose $2.8 million to $3 million in 2002.

  License and implementation fees reflect earned royalties from 30 eZiText licensees in 2002, compared to 14 in the same period a year earlier. During 2002, 154 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2002 to 216 compared to 62 a year earlier.

  In 2001, revenue from continuing operations decreased $1.1 million or 17 percent from 2000. License and implementation fees decreased $1.1 million or 18 percent over 2000. Other product revenue remained unchanged over the prior year. License and implementation fees reflect revenue from 14 licensees, compared to three a year earlier.

  Cost of Sales and Gross Margin

  In 2003, gross margin from continuing operations increased $2.3 million to $13.9 million, or 20 percent over the 2002 level. Cost of sales includes the allocation of research and development expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 88 percent in 2002.

  Gross margin from license and implementations fees in 2003 remained unchanged at 96 percent of revenue from 2002. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-generating eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than royalties generated through our licensees.

  In 2002, gross margin from continuing operations increased $7.8 million to $11.6 million, or 210 percent over the 2001 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 88 percent from 70 percent in 2001.

  Gross margin from license and implementations fees in 2002 increased to 96 percent of revenue from 72 percent of revenue in 2001. This was due to the fact that in 2002 more of the revenue was royalty based as opposed to services based. This reflected the increased royalty-bearing eZiText implementations on handset models penetrating the market and the fact that implementations have a higher cost of sales than license fees. This increase was partially offset by a lower gross margin as a percentage of revenue attributable to Magic Lantern than is attributed to Zi Technology software.

  In 2001, gross margin from continuing operations decreased $1.5 million or 29 percent from the level in 2000. As a percentage of revenue, gross margin decreased to 70 percent from 81 percent in 2000.

  Selling, General and Administrative ("SG&A") Expenses

  SG&A from continuing operations decreased $6.5 million or 36 percent to $11.4 million in 2003 over 2002. The decrease is partially attributable to the reduction of $3.2 million realized through the disposal of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources on the Company's core technology business.

  SG&A from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase was partially attributable to SG&A of $3.2 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

  SG&A from continuing operations increased $4.1 million or 66 percent to $10.2 million in 2001 from $6.2 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

  Legal

  Legal costs for 2003 decreased $10.6 million to $1.2 million in 2003 over 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2003 audited Consolidated Financial Statements.

  Legal costs for 2002, as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2003 audited Consolidated Financial Statements, increased $8.7 million to $11.8 million in 2002 over 2001.

  During 2001, legal costs increased $1.4 million to $3.1 million compared to the previous year. The increase in legal costs was related primarily to the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2003 audited Consolidated Financial Statements.

  Product Research and Development Expense

  Product research and development expense from continuing operations decreased to $2.9 million in 2003 from $4.4 million in 2002. Product research and development costs relate to the development of new, but not yet commercialized products and to the ongoing cost of development and enhancement of products that are already in the market and available for sale.

  In 1999, eZiText was in the early stages of its life cycle and substantially all development costs were deferred. In 2000, the Company continued to refine and develop eZiText, and certain costs related to eZiText were expensed to reflect the maintenance and upgrade nature of the expenditure. In 2001, 2002 and 2003 this trend continued.

  In the Oztime business unit, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology and commenced deferral of product development costs. At September 30, 2002, as a result to the unfavourable litigation outcome, the Company determined that recovery of these costs was uncertain and recorded a $2.3 million provision for impairment of all capitalized costs within Oztime.

  Product research and development expense from continuing operations rose to $4.4 million in 2002 from $1.0 million in 2001. In 2001, product research and development expense from continuing operations decreased $1.6 million or 61 percent from 2000, primarily as a result of deferral of product research and development costs related to Oztime.

  Depreciation and Amortization

  Depreciation and amortization from continuing operations decreased in 2003 by $2.0 million or 51 percent to $1.9 million from $3.8 million in 2002. The decrease is due to the decrease in the remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. In 2002, depreciation and amortization from continuing operations was $3.8 million, an increase of $0.8 million or 26 percent from the level in 2001. The increase was due to increased amortization of eZiText® and Oztime related deferred software development costs.

  In 2001, depreciation and amortization from continuing operations was $3.1 million, a decrease of $0.5 million or 14 percent from the level in 2000.

  Impairment of Goodwill

  In 2002, as a result of the unfavourable litigation outcome, the Company determined that recovery of goodwill related to Oztime was uncertain and recorded an impairment charge of $2 million.

  Impairment of Intangible Assets

  In 2002, as a result of the unfavourable litigation outcome, the Company determined that the recovery of deferred software development costs related to Oztime was uncertain and recorded an impairment charge of $2.3 million.

  Interest and Other Income

  The reduction in interest income to $33,685 in 2003 from $0.3 million in 2002 is due to the Company's overall net cash indebtedness throughout most of 2003. Cash resources were used to meet ongoing operating cash usage requirements and to repay outstanding debt obligations.

  The reduction in interest income to $0.3 million in 2002 from $1.6 million in 2001 was due to lower interest rates on lower cash balances. In 2002, interest rates earned on funds on deposit and other liquid investments ranged between one and three percent.

  The reduction in interest income to $1.6 million in 2001 from $3.3 million in 2000 was due to declining interest rates on lower cash balances. Interest rates earned on funds during 2000 were in the range of five to six percent. In 2001, interest rates dropped to a low of 2.5 percent.

  Interest Expense

  Other interest expense increased $0.5 million to $0.9 million reflecting interest paid and financing fees amortized on a note payable of US$3.3 million until its refinancing on May 7, 2003, and on US$1.9 million until June 20, 2003, after which it was repaid. Interest on long-term debt from continuing operations in 2003 represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

  Interest on long-term debt from continuing operations in 2002 included $0.1 million of interest on debt owed by Magic Lantern. In 2002, other interest expense from continuing operations included the amortized portion of a deferred financing cost of US$0.3 million and interest expense both related to a note payable of US$3.3 million outstanding at December 31, 2002.

  Interest on long-term debt from continuing operations in 2001 represents interest on capital lease obligations.

  Income Tax Expense

  As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2003, 2002 and 2001, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $18.8 million is reflected in note 13, to the Company's audited Consolidated Financial Statements.

  Zi has tax loss carryforwards of approximately $65.2 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

  Net Loss from Continuing Operations

  Zi's net loss from continuing operations decreased to $4.4 million in 2003 from $31.2 million in 2002. The decrease in loss of $26.8 million was due to:

    $6.5 million decrease in SG&A costs;

    $10.6 million decrease related to legal expenditures;

    $1.4 million decrease in product research and development expense;

    $2.0 million increase in depreciation and amortization;

    $2.0 million decrease due to no impairment of goodwill charge;

    $2.3 million decrease due to no impairment of intangible assets charge;

    $0.3 million decrease due to no loss from equity of significantly influenced company, and;

    $2.3 million increase in gross margin, offset by;

    $0.3 million increase in interest expense, and;

    $0.3 million decrease in interest income.

  Zi's net loss from continuing operations increased to $31.2 million in 2002 from $12.3 million in 2001. The increase in loss of $18.9 million was due to:

    $7.6 million increase in SG&A costs, which included $3.2 million as a result of the acquisition of Magic Lantern operations;

    $8.7 million increase related to legal expenditures;

    $3.4 million increase in product research and development expense;

    $0.8 million increase in depreciation and amortization;

    $2.0 million impairment of goodwill charge;

    $2.3 million impairment of intangible assets charge;

    $0.5 million increase in interest expense;

    $1.3 million decrease in interest income, and;

    $0.3 million equity in net loss of significantly influenced company, offset by;

    $7.8 million increase in gross margin, and;

    $0.2 million decrease in income taxes.

  Zi's net loss from continuing operations increased to $12.3 million in 2001 from $5.4 million in 2000. The increase in loss of $6.9 million was due to:

    $4.1 million increase in SG&A costs;

    $1.4 million increase in legal costs;

    $1.7 million decrease in interest income;

    $0.1 million increase in interest expense;

    $0.2 million increase in income taxes;

    $1.5 million decrease in gross margin, offset by; and

    $1.6 million decrease in product research and development expense;

    $0.5 million decrease in depreciation and amortization.

  Impact of Inflation and Changing Prices

  Inflation is not a major factor affecting continuing operations.

  Foreign Currency

  The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of the Company's product revenues are denominated in US dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, US dollars and Chinese renminbi. Based on the 2003 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the US dollar is estimated to affect revenues by $136,000 and expenses by $37,000.

  Impact of Governmental Policies and Other Factors on Operations and Investments

  We operate primarily in Canada, the United States of America, China and Hong Kong. The market for the Company's products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

  B.     Liquidity and Capital Resources

  Financial Condition and Liquidity

  At December 31, 2003, Zi had cash and cash equivalents of $3.1 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

  At December 31, 2002, Zi had cash and cash equivalents of $5.3 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

  Cash Requirements Outlook

  During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of common shares, private placements and the exercise of common share purchase warrants and options. See Item 18 - Financial Statements.

  Net cash utilized by the Company in 2003 was $1.7 million. The principal uses of funds were to pay instalments due under a litigation settlement and fund the Company's e-Learning business segment.

  The Zi Technology business segment that offers the eZiText product operates at a positive cash flow level while maintaining a modest level of investment in future technology initiatives.

  Capital requirements in 2004 include debt repayment, a final payment under the AOL settlement and costs to carry Oztime.

  At current revenue and expense levels, including maintaining current discretionary expense levels for research and development and marketing expenses, the Company is able to fund its continuing operations and meet its current obligations.

  While cash generated from operations and our existing cash resources are adequate to meet our current liquidity needs, we have been evaluating potential acquisitions and expansion opportunities, which, if successful, will require additional capital. We have been engaged in discussions with investment banking firms and institutional investors regarding potential financing. Our financing efforts to date have been hampered by the investment community's concern over the potential impact on our company of the substantial ownership of our shares by the receiver for the Lancer group of funds. While we have been in discussions with the receiver and his advisors to reach an agreement to ameliorate these concerns, there can be no assurance that we will be able to reach such an agreement or that we will be able to attract needed growth capital on acceptable terms.

  On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand loan payable. The note payable has an interest rate of prime plus one percent payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company.

  On December 6, 2002, the Company settled a judgment in favour of AOL, as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002, audited Consolidated Financial Statements. Under the terms of the settlement agreement, the Company was obliged to pay a further US$1.5 million by way of three installments between June 2003 and January 2004. The Company was successful in paying these instalments in accordance with the payment schedule and AOL has returned the security instruments it held pursuant to the settlement agreement.

  Operating Activities

  Cash applied to operations in 2003 decreased to $2.5 million from $20.3 million in 2002. The $17.8 million year over year decrease in cash applied to operations was due to the decrease in net loss, adjusted for non-cash items of $2.7 million and by $0.8 million of cash used from non-cash working capital.

  In 2003, non-cash working capital used $0.8 million in cash. This was due to the decrease in accounts payable at December 31, 2003, of $1.4 million and increase in accounts receivable by $0.8 million partially offset by an increase in deferred revenue of $0.6 million and a decrease in work in progress and prepaid expenses of $0.8 million. The decrease in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2003 over the same quarter of the prior year.

  Cash applied to operations in 2002 increased to $20.3 million from $7.8 million in 2001. The $12.5 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $9.0 million and offset by $1.9 million of cash generated from non-cash working capital. Cash applied to operations in 2001 increased to $7.8 million from $2.9 million in 2000. The $4.9 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $3.0 million, offset by $1.4 million of cash generated from non-cash working capital.

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

  In 2001, non-cash working capital generated $1.4 million in cash. This was due to the increase in deferred revenue of $0.6 million at December 31, 2001. The deferred revenue at December 31, 2001, relates primarily to prepaid annual maintenance fees for eZiText licensees.

  Financing Activities

  The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2003	issuance of common shares pursuant to a private placement and exercise of stock options	$ 4.0 million
	issuance of demand note payable	$ 1.3 million
2002	issuance of a note payable and issuance of common shares pursuant to exercise of stock options	$ 6.2 million
2001	issuance of common shares pursuant to exercise of stock options	$ 2.6 million

  Investing Activities

  In 2003, cash generated from investing activities was $0.5 million, as compared to $4.1 million in 2002. Excluding short-term investments, cash used in investing activities decreased $5.0 million from

  $4.5 million cash used in investing activities in 2002 to $0.5 million cash generated in investing activities in the current year.

  In 2002, cash generated from investing activities was $4.1 million, as compared to $13.6 million used in investing activities in 2001. Excluding short-term investments, cash used in investing activities was $4.5 million in 2002 compared to $5 million in the prior year.

  In 2001, cash used in investing activities was $13.6 million, as compared to cash generated from investing activities of $0.6 million in 2000. Excluding short-term investments, cash used in investing activities was $5.0 million in 2001 compared to $5.6 million in the prior year.

  The decrease of $5.0 million in 2003 over 2002 cash used in investing activities is due to no acquisitions or dispositions of subsidiaries' related activity in 2003 and decreased investment in software development and capital assets as compared to 2002 activity.

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

  Long Term Debt and Capital Lease Obligations

  Zi has no long-term debt or long-term liabilities other than capital lease obligations at December 31, 2003. During 2002 and 2001, we entered into Canadian dollar leases for computer equipment with payment terms over three years. The obligation, including the current portion, totalled $32,977 at December 31, 2003. The future minimum lease payments under the capital leases are as follows:

2004	$30,979
2005	4,444
Total minimum lease payments	35,423
Amount representing interest	2,446
Amount included in current liabilities	28,647
$4,330

  Financial Instruments

  At December 31, 2003, Zi had cash, cash equivalents and short-term investments of $3.1 million. Surplus funds are held primarily in US dollars and are converted into Canadian dollars, Hong Kong dollars and Chinese renminbi as required by the head office and operating divisions in those countries. The Controller, in consultation with the Chief Financial Officer and within the objectives of the

  Company's investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi's investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

  Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

  The Company has no off-balance sheet financing arrangements.

  Capital Expenditure Commitments

  Our operations are people intensive and only require limited capital expenditures to support the productive enterprise of its staff. This includes offices, furniture and equipment, primarily computers. Most of this equipment is purchased as required and does not require long order times.

  C.     Research and Development, Patents and Licenses, etc.

  The Company's intellectual property may be grouped into the following product areas: (1) text entry and other user interface components and; (2) educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically most of Zi's research and development activity was dedicated to text input technology.

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

  Expenditures for research and development costs, including deferred software development costs and research and development expenses including software development costs for our former Zi Services business unit, and for acquired IP during the past three years are as follows (in thousands of Canadian dollars):

R & D
2003	$3,008
2002	$7,300
2001	$11,500

  Research and development expenditures will depend upon our available capital resources during the year ending December 31, 2004, and will primarily relate to our research and development efforts on our eZiText technology. We may also expend additional resources on research and development of related or complementary technologies, although we have no current plans to do so.

  D.     Trend Information

  Revenues and Expenses

  For the years ended December 31, 2003, 2002 and 2001 our revenue by geographical market and category consisted of:

		Revenue(3)
		License and implementation fees	Software and other	Total
2003	Canada(1)	$ 5,034,099	$19,709	$ 5,053,808
	China	4,616,417	914,349	5,530,766
	USA(2)	3,906,814	-	3,906,814
	Total	$13,557,330	$934,058	$14,491,388
2002	Canada(1)	$ 3,634,538	$2,573,660	$ 6,208,198
	China	2,146,176	463,375	2,609,551
	USA(2)	4,385,848	-	4,385,848
	Total	$ 10,166,562	$ 3,037,035	$ 13,203,597
2001	Canada(1)	$ 2,777,720	$ 41,443	$ 2,819,163
	China	1,303,993	206,908	1,510,901
	USA(2)	1,022,436	-	1,022,436
	Other	26,404	-	26,404
	Total	$ 5,130,553	$ 248,351	$ 5,378,904

  Notes:

(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia and Europe.

(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.

(3)

  The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002 and 2001 were $239,308 and $852,864 respectively. All Zi Services revenues would be included in China's geographical segment.

  The growth in commercialization of Zi's technology in its core eZiText related business generated a 33 percent increase in revenue over that in 2002. License and implementations fees rose $3.4 million to $13.6 million in 2003. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

  Zi's technology generated a 98 percent increase in revenue from continuing operations in 2002 over that in 2001. License and implementation fees rose $5 million to $10.2 million in 2002. The increase is due primarily to the increase in size of our eZiText customer base through increased global demand, with 47 licensees contributing to revenue in 2002, compared to 34 licensees in 2001 and 30 of these customers paying royalties in 2002 compared to 14 in 2001. We expect that customer applications will to continue to increase through the growth in global demand but be partially offset by an industry wide trend of decreasing per unit royalty amounts.

  In 2001, revenue from continuing operations decreased $1.1 million or 17 percent from 2000. License and implementations fees decreased $1.1 million or 18 percent from 2000. Other product revenue remained unchanged over the prior year. The increase was primarily due to the increase in size of our eZiText customer base, with 34 licensees contributing to revenue in 2001, compared to 22 in 2000 and 14 of these customers paying royalties in 2001 compared to three in 2000.

  This revenue comes from our OEM customers. The majority of our Zi-enabled products have been sold in Asia and Europe. Many of our new OEM customers' and existing OEM customers' products are now being sold outside of Asia including being sold into the North American market. As more of our customers' products enter the marketplace, we anticipate this trend to continue with respect to our eZiText product line.

  In 2003, gross margin from continuing operations increased $2.3 million to $13.9 million, or 20 percent over the 2002 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 88 percent in 2002. Gross margin from license and implementations fees in 2003 remained unchanged at 96 percent of revenue from 2002. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-bearing eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than royalties generated through our licensees continued implementations of eZiText® on their devices. The Company anticipates this trend to continue with respect to our eZiText product line.

  SG&A from continuing operations decreased $6.5 million or 36 percent to $11.4 million in 2003 over 2002. The decrease is partially attributable to the reduction of $3.2 million realized through the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to affect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

  Prior to 2003, our SG&A costs had increased year over year for the prior three years. SG&A from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase is partially attributable to SG&A of $3.2 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts. SG&A from continuing operations increased $4.1 million or 66 percent to $10.2 million in 2001 from $6.2 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

  As a result of the reductions that we have made in SG&A costs, we anticipate that the Company will continue to keep these costs at or near current year levels. Zi believes that it now has an operating structure and cost base that will support further revenue growth without significant expense increases. This means that even though we may need to invest additional resources at times to meet specific revenue opportunities, as we generate incremental revenue it will have an increasingly positive impact on future operating results.

  Product research and development expense from continuing operations decreased to $2.9 million in 2003 from $4.4 million in 2002. Prior to 2003, our product research and development expenses had increased over the prior three years. As eZiText matures, we anticipate continued investment into developing enhanced and related new technologies provided that capital resources are available to further finance those product research and development activities. We anticipate that our research and development spending will moderately increase over the 2003 level depending on the availability of capital and resources required by specific revenue generating opportunities.

  Depreciation and amortization from continuing operations decreased in 2003 by $2.0 million or 51 percent to $1.9 million from $3.8 million in 2002. The decrease is due to the decrease in the remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. Prior to 2003, depreciation and amortization from continuing operations increased in 2002 by $0.8 million or 26 percent to $3.8 million from $3.0 million in 2001. Given the decrease in deferred costs and capital assets, we anticipate that our depreciation and amortization expense will continue to decrease in 2004.

  In 2003, the Company significantly reduced its net loss to $4.4 million from $40.2 in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. For the three years prior to 2003, our net loss had increased year over year. We anticipate that in 2004, the Company will continue to reduce its losses and approach achieving our goal of becoming profitable. We anticipate that an increase in sales combined with relatively level SG&A expenditures, declining depreciation and moderate increases in product research and development costs will assist in the achievement of this trend in 2004.

  Capturing Opportunities in the Wireless Market

  Growth in wireless markets has been driven by a number of factors including increased competition, lower pricing, greater geographic coverage and the emergence of feature rich products. Carriers and manufacturers have traditionally competed largely on price, but we believe this is changing as technologies improve and market participants examine new ways to increase margins and expand market share through product differentiation. The current shift from voice to data communications is expected to accelerate over the next few years creating opportunities for industry participants to offer a broader range of services. The expansion of Zi's global operations was financed through a private placement of $36.8 million completed in February 2000.

  Enabling Interactivity Globally

  As manufacturers work to expand market share they are increasingly targeting global markets. Success in these markets requires a high degree of localization and personalization. Zi is providing OEMs and Original Design Manufacturers ("ODMs") with software for mobile handset devices that allow them to compete successfully. Securing a broad customer list that includes many of the industry's most respected players gives us the opportunity to build on our leading position as a supplier to mobile handset manufacturers and expand into other wireless devices.

  Korea continues to be one of the key global manufacturing centres for mobile devices for both domestic consumption and export. In 2003, we continued to expand our relationships with our Korean customer base to introduce increasing numbers of Zi technology enabled devices worldwide. Examples include LG Electronics and Samsung: LG Electronics introduced over six CDMA device models embedded with eZiText for Chinese markets. Samsung introduced the i-500 smart phone with Palm OS for the US market. And we continued to sign licensing agreements with new Korean manufacturers such as Codacom, Axess Telecom and Westech.

  China is a core manufacturing centre for domestic consumption and is also emerging as an exporter for Europe and the Americas in the near future. In 2003, local Chinese manufacturers experienced exponential growth over foreign nationals competing in the same market, and as a key technology provider Zi was a part of this. Examples of Chinese manufacturers introducing Zi technology enabled devices in the Chinese market include: CEC, Haier, Amoisonic, Ningbo Bird and HiSense. Zi's extensive language expertise positions the company to support Chinese OEMs' plans to expand internationally. New Chinese customers in 2003 include UTStarcom China, Goldwiz, Chitwing and NGT.

  Zi is gaining market acceptance in Europe through the licensing of technologies to Spain based Vitelcom and Israeli based Alphacell. Vitelcom is manufacturing devices for the European and Latin/South American markets while Alphacell is targeting the United Kingdom and their domestic market.

  An increasing number of our customers are now introducing Zi technology enabled products to the commercial market. At year end 2003, 45 out of our 98 licensees introduced devices and paid Zi royalties, a significant increase over the 30 licensees paying royalties in 2002. During 2003, 182 new handset models embedded with Zi technology were released into the market, bringing the total to 398 at 2003 year end compared to 216 in the prior year. Examples of customers releasing products include Samsung, LG Electronics, Alcatel, Kyocera, Capitel, Amoisonic, Ningbo Bird, VK Corp, Haier, Lenovo, HiSense, Konka, TCL Mobile, UTStarcom and ZTE.

  Zi enabled devices have been introduced in the markets of every major continent around the world. In 2003, a new device model with our technology embedded was introduced approximately every two days.

  Litigation/ Indemnification

  We describe the legal actions undertaken by the Company in protecting its intellectual property and our risks relating to indemnification of its intellectual property pursuant to our licensing agreements under Item 8 - Financial Information - Legal Proceedings.

  We have not determined whether we will be required to indemnify Alcatel and Ericsson with respect to these patent infringement claims. Both patent infringement claims relate to our eZiText technology, our principal product.. In 2003, the Company derived approximately 15 percent of its total revenues from licenses with Ericsson and Alcatel. In the event Zi's eZiText technology is found to infringe on the patents of others in these legal proceedings, the Company's revenues would be adversely affected.

  Zi has also undertaken considerable expense in actively protecting its intellectual property and defending against alleged infringement claims by Tegic. Zi has incurred substantial costs related to patent infringement litigation in the sum of $394,000 for 2003 for the defence of such claims (in 2002, Zi incurred costs of $10.8 million of which approximately $7.1 million was for settlement costs). The US$9.0 million damages judgment award to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002, and a consent judgement (the "Consent Judgment") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$0.75 million (the "Outstanding Balance"), which was paid on January 2, 2004. See Item 5 - Operating and Financial Review and Prospects - Operating Results.

  From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

  Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us, or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future we, or any of our licensees, will not be subject to continued allegations concerning the status or validity of our intellectual property.

  E.     Off-Balance Sheet Arrangements

  The Company did not have any off-balance sheet arrangements at December 31, 2003.

  F.     Tabular Disclosure of Contractual Obligations

  The obligation, including the current portion, totalled $32,977 at December 31, 2003. The future minimum lease payments under the capital leases are as follows:

2004	$30,979
2005	4,444
Total minimum lease payments	35,423
Amount representing interest	2,446
Amount included in current liabilities	28,647
$4,330

  Annual rentals under these leases for each of the next five years are as follows:

2004	$630,853
2005	390,210
2006	363,317
2007	181,658
2008	-
Total	$1,566,038

  G.     Safe Harbour

  Not applicable.

  Item 6 - Directors, Senior Management and Employees

  A.     Directors and Senior Management

  Each director is generally elected by a vote at the annual meeting of shareholders in service for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists the directors and senior management of the Company together with their respective positions as of April 30, 2004:

Name	Position
Michael E. Lobsinger Calgary, Alberta	Chairman and Director
Derrick R. Armstrong(3) Calgary, Alberta	Director and Secretary
Rod Love(2) Calgary, Alberta	Director
Thompson MacDonald(1)(2)(3) Calgary, Alberta	Director
Angus Michael Roderick Mackenzie(1)(2) Englefield Green, Surrey, U.K.	Director and Director of three Bermuda subsidiaries
Howard R. Balloch Beijing, PRC	Director and Chairman of Oztime subsidiary
H. Donald Hyde(1)(2)(4)	Director
Mike D. Donnell(5)	President, Chief Executive Officer
Dale Kearns	Chief Financial Officer
Gary Mendel Dublin, California, U.S.A.	Vice President, Sales and Marketing

  Notes:

  (1)     Member of the Audit Committee during 2003.

  (2)     Member of Compensation Committee during 2003.

  (3)     Member of Corporate Governance and Nominating Committee during 2003.

  (4)     Donald Hyde was appointed to the Board at the Annual General Meeting held on June 11, 2003

  (5)     Mike Donnell joined the Company as President and Chief Operating Officer on July 25, 2002 and was appointed
            Chief Executive Officer effective November 19, 2003.

  MICHAEL E. LOBSINGER was the chief executive officer of the Company from 1993 to November, 2003 and President of the Company from 1993 to 2000. Mr. Lobsinger has been a director of the Company since 1987. Prior to joining the Company, Mr. Lobsinger was an entrepreneur with experience in real estate development and the oil and gas industry. Mr. Lobsinger was appointed a director of Magic Lantern Group, Inc. in November 2002. Effective November 19, 2003, Mr. Lobsinger and the Company agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Company but would remain Chairman of the Board.

  MIKE D. DONNELL was named President and Chief Operating Officer of the Company on July 25, 2003 and was appointed as Chief Executive Officer on November 19, 2003. Mr. Donnell is a veteran of the telecommunications industry with eighteen years of experience in the business. Prior to joining Zi, Mr. Donnell held senior positions with such companies as Cellular One, San Francisco where he was the chief executive officer and PageNet where he was the president.

  DALE KEARNS has been the Chief Financial Officer of the Company since April 2, 2001. Mr. Kearns is responsible for all financial, treasury, investor relations, administration and human resources functions within the Company. Mr. Kearns has over 20 years of professional experience with publicly traded North American companies, most recently as the senior financial executive at O&Y Properties Corporation. Mr. Kearns has been a certified management accountant since 1985.

  DERRICK R. ARMSTRONG has been a director and secretary of the Company since 1993. Mr. Armstrong is a lawyer and partner with Borden Ladner Gervais LLP, Barristers & Solicitors, practicing primarily in securities and corporate commercial law. Mr. Armstrong is also a director of Veteran Resources Inc., and Centurion Energy International Inc., both publicly traded resource companies.

  H. DONALD HYDE was elected as a director at the Company's annual general meeting held in June 2003 and is currently the chair of the Audit Committee and serves on the Compensation Committee. Mr. Hyde is a chartered accountant and has had his own practice since 1991. Prior to setting up his own practice, Mr. Hyde was the vice president of finance and administration for an international oil and gas drilling and service company.

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

  Executive officers of the Company who also act as directors of Zi, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such executive officers in their capacity as executive officers. During the fiscal period ended December 31, 2003, stock options to purchase 260,000 shares were granted to directors of the Company, not including options granted to Michael E. Lobsinger in his capacity as Executive Officer of the Company.

  (b)     Compensation of Executive Officers

  1.       Summary Compensation

  The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the four highest paid executive officers of the Company receiving remuneration exceeding $100,000 (collectively, the "Named Executive Officers").

  Summary Compensation Table

		Annual Compensation(7)			Long-Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options/ SARs granted (#)	Restricted shares or restricted share units (#)	LTIP payouts ($)	All other compensation ($)
Michael E. Lobsinger(1) Chairman	2003 2002 2001	496,897 505,960 456,286	32,413 60,000 75,000	Note (6) Note (6) Note (6)	250,000 nil 100,000	128,571 nil nil	nil nil nil	nil nil nil
Gary Kovacs(2) President	2003 2002 2001	304,517 353,331 365,230	55,531 54,963 38,727	Note (6) Note (6) Note (6)	150,000 nil 100,000	8,571 nil nil	nil nil nil	nil nil nil
Gary Mendel(3) Vice President, Sales and Marketing	2003 2002 2001	230,505 259,110 157,936	52,868 39,259 nil	Note (6) Note (6) Note (6)	37,500 10,000 60,000	nil nil nil	nil nil nil	nil nil nil
Mike Donnell(4) Chief Executive Officer	2003	139,431	nil	Note (6)	740,000	nil	nil	nil
Todd Simpson(5) Chief Technology Officer	2003 2002 2001	191,975 200,000 113,808	25,000 15,000 nil	Note (6) Note (6) Note (6)	100,000 nil 120,000	7,813 nil nil	nil nil nil	nil nil nil

  Notes:
(1)

  On January 1, 2000 Mr. Lobsinger was appointed Chairman and Chief Executive Officer of the Company. On November 19, 2003, Mr Lobsinger resigned as Chief Executive Officer. In 2003, Mr. Lobsinger agreed to defer CDN$220,734 of his 2003 salary, included as part of his annual compensation, payable to him under his employment agreement until December 31, 2006, unless the directors determined to pay it earlier.

(2)

  Gary Kovacs was appointed Vice-President, Sales and Marketing on February 21, 2000 and President on October 15, 2000. Mr. Kovacs completed his contract October 15, 2003 and is no longer employed by the Company.

(3)	Gary Mendel was appointed Vice President, Sales and Marketing on May 22, 2001.

(4)	Mike Donnell was appointed President and Chief Operating Officer on July 23, 2003 and Chief Executive Officer on November 19, 2003.

(5)

  Todd Simpson was appointed Vice President, Product Development on April 23, 2001 and Chief Technology Officer on December 6, 2001. Mr Simpson resigned as Chief Technology Officer on December 12, 2003, and is no longer employed by the Company, but continues to provide consulting services under a contract.

(6)	Other annual compensation is less than $50,000 and less than 10% of the salary and bonus of the respective Named Executive Officer.

(7)	For 2003 compensation, all US dollar denominated compensation was converted to Canadian dollars at 1.3970, the average conversion rate for 2003.

  2.     Stock Options

  The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options granted to the Named Executive Officers of the Company during the fiscal year ended December 31, 2003.

Name	Securities under Options/SARs granted (#)	% of total Options/SARs granted to employees in financial year(1)	Exercise or base price ($/Security)	Market value of securities underlying Options/SARs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger (2)	378,571	16.2%	Note (2)	Note (2)	Note (2)
Gary Kovacs (3)	158,571	6.8%	Note (3)	Note (3)	Note (3)
Gary Mendel(4)	37,500	1.6%	Note (4)	Note (4)	Note (4)
Mike Donnell(5)	740,000	31.6%	Note (5)	Note (5)	Note (5)
Todd Simpson(6)	107,813	4.6%	Note (6)	Note (6)	Note (6)

  Notes:
(1)	During the fiscal period ended December 31, 2003, stock options and RSU's exercisable into a total of 2,342,532 common shares were granted to directors, officers, and employees of the Company.

(2)

  During the year, the Corporation issued the following stock options and RSU's to Mr. Lobsinger: options to acquire 50,000 common shares at $4.40 expiring January 1, 2006; options to acquire 100,000 common shares at $2.56 and RSU's to acquire 28,571 common shares at nil consideration, both expiring April 17, 2008; options to acquire 100,000 common shares at $3.43 and RSU's to acquire 100,000 common shares at nil consideration, both expiring June 11, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

(3)

  During the year, the Corporation issued the following stock options and RSU's to Mr. Kovacs: options to acquire 50,000 common shares at $4.40 expiring January 1, 2006; options to acquire 50,000 common shares at $2.56 and RSU's to acquire 8,571 common shares at nil consideration, both expiring April 17, 2008; options to acquire 50,000 common shares at $3.43 expiring June 11, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

(4)

  During the year, the Corporation issued the following stock options to Mr. Mendel: options to acquire 12,500 common shares at $2.56 expiring April 17, 2008; options to acquire 25,000 common shares at $3.43 expiring June 11, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

(5)

  During the year, the Corporation issued the following stock options to Mr. Donnell: options to acquire 250,000 common shares at $4.94 expiring July 24, 2008; options to acquire 490,000 common shares at $3.50 expiring November 17, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

(6)

  During the year, the Corporation issued the following stock options and RSU's to Mr. Simpson: options to acquire; options to acquire 50,000 common shares at $2.56 and RSU's to acquire 7,813 common shares at nil consideration, both expiring April 17, 2008; options to acquire 50,000 common shares at $3.43 expiring June 11, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

  The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options and RSU's, which were either exercised or not exercised by the Named Executive Officers during the Company's fiscal year ended December 31, 2003.

  Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($)	Unexercised Options/SARS/RSU's as at December 31, 2003 exercisable/ unexercisable	Value of unexercised in-the-Money Options/SARs/RSU's at December 31, 2003(2) exercisable/ unexercisable
Michael E. Lobsinger	nil	nil	Exercisable 1,328,571 Unexercisable nil	Exercisable 1,156,784 Unexercisable nil
Gary Kovacs	33,571	77,356	Exercisable - Unexercisable nil	Exercisable nil Unexercisable nil
Gary Mendel	nil	nil	Exercisable 107,500 Unexercisable nil	Exercisable 8,375 Unexercisable nil
Mike Donnell	nil	nil	Exercisable 83,333 Unexercisable 656,667	Exercisable nil Unexercisable nil
Todd Simpson	36,813	34,868	Exercisable 191,000 Unexercisable nil	Exercisable 14,070 Unexercisable nil

(1)	The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.

(2)

  "In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2003 and the exercise price.

  3.     Long-term Incentive Plans

  The Company currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Company's incentive share option plans.

  4.     Stock Appreciation Rights and Restricted Shares

  No stock appreciation rights were granted by the Company to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2003 or since incorporation. In 2003, 162,532 RSU's were granted and issued without performance criteria attached and at no cost to the grantee.

  5.     Stock Option and SAR Repricing

  No re-pricing took place during the last fiscal year ended December 31, 2003 with respect to stock options held by the Named Executive Officers.

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

  Zi Corporation of America, Inc. ("Zi America") has established a 401(k) plan for its employees. Two of the Named Executive Officers, Gary Kovacs and Gary Mendel, are eligible to participate in this 401(k) plan. Gary Kovacs's contract was not renewed upon its expiration on October 15, 2003. No contributions have been made by Zi America.

  7.     Employment Contracts

  The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provided for an automatic renewal for a further three years on the same terms and conditions except for remuneration which is to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Corporation and Chief Executive Officer. The terms of the agreement provided that Mr. Lobsinger be paid an amount equal to US$300,000 per annum plus transportation and travel allowances. Effective May 1, 2003, Mr. Lobsinger agreed to defer each month two-thirds of his remuneration until a later date, and the Corporation ceased paying Mr. Lobsinger the full amount of his salary. Effective November 20, 2003 Mr. Lobsinger and the Corporation agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Corporation but would remain as Chairman of the Board. The Corporation and Mr. Lobsinger entered into an Amending Agreement that amended the terms of his employment agreement effective November 20, 2003 (the "Amending Agreement"). (Mr. Mike Donnell became Chief Executive Officer of the Corporation on that date). Mr. Lobsinger agreed to amend the terms of his employment to reduce his salary to an annual compensation of CDN$225,000 per year effective November 20, 2003. In consideration for this pay reduction, the Corporation agreed that Mr. Lobsinger would be issued 400,000 options and 250,000 RSUs. In addition, as of November 20, 2003, Mr. Lobsinger had deferred CDN$240,340 in salary payable to him under his employment agreement, which he agreed to further defer until December 31, 2006, unless the directors determine to pay it earlier. Mr. Lobsinger agreed to forego any additional options that he would have been entitled to under his existing employment agreement. Although his salary was fixed at CDN$225,000 per annum, he continues to defer a portion of his salary. Under the Amending Agreement, following a change of control Mr. Lobsinger has the right, exercisable within 60 days of a change of control, to consider his employment to have been terminated. In the event the Corporation terminates Mr. Lobsinger's employment (or Mr. Lobsinger elects to treat his employment as terminated on a change of control) the Corporation is required to pay him an amount equal to three times his current annual salary and at Mr. Lobsinger's discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. In addition, any salary amounts deferred by Mr. Lobsinger as of the date of his termination becomes payable upon such termination.

  The Corporation entered into an employment agreement with Gary Kovacs effective February 21, 2000 for a term to February 21, 2003. Mr. Kovacs was appointed Vice-President Sales and Marketing, based in San Francisco, California. The terms of the agreement provided that Mr. Kovacs be paid US$160,000 per annum. In the event of a change of control of the Corporation, all options would vest immediately. Mr. Kovacs was required to execute a Confidentiality and Non-Competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Kovacs President of the Corporation, increase his annual salary to US$225,000 and provide a monthly transportation allowance of US$750, extend the term to October 15, 2003, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Kovacs stock options, as detailed below, to purchase common shares in the capital of the Corporation at a price equal to the market price of the Corporation's shares on the Toronto Stock Exchange on the date preceding the date of the grant.

  Effective October 1, 2000 Mr. Kovacs was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options. The Corporation and Mr. Kovacs did not renew his contract at October 15, 2003, and Mr. Kovacs left the employ of the Corporation on that date.

  The Corporation entered into an employment agreement with Gary Mendel effective May 22, 2001. Mr. Mendel was appointed Vice President, Sales and Marketing of the Corporation. The terms of the agreement provided that Mr. Mendel be paid US$165,000 per annum and provide for a bonus of up to 50% of annual salary based upon the performance of mutually agreed milestones, payable in cash or stock options as follows: 50% to be paid in cash or options at the discretion of the employee and 50% at the discretion of the reporting manager. The bonus will be payable bi-annually. Options will be valued based on current pricing models. The Corporation agreed, subject to regulatory approvals, to grant Mr. Mendel stock options to purchase 60,000 common shares in the capital of the Corporation. The Corporation may terminate Mr. Mendel's employment upon 90 days' written notice, or payment of three months base salary. In the event of a change of control of the Corporation, Mr. Mendel may, at his discretion, terminate the agreement. In addition, his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Mendel was required to execute a Confidentiality and Non-Competition agreement.

  The Corporation entered into an employment agreement with Todd Simpson effective April 23, 2001. Mr. Simpson was appointed Vice-President, Product Development. The terms of the agreement provided that Mr. Simpson be paid CDN$165,000 per annum. The Corporation agreed, subject to regulatory approvals, to grant Mr. Simpson stock options to purchase 30,000 common shares in the capital of the Corporation and upon completion of the first three months of employment, to grant additional stock options to purchase 30,000 common shares in the capital of the Corporation. Mr. Simpson was required to execute a Confidentiality and Non-Competition agreement. Effective December 6, 2001 the above agreement was amended to appoint Mr. Simpson Chief Technology Officer of the Corporation, increase his annual salary to CDN$200,000, provide for a term to December 6, 2004, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Simpson 60,000 options to purchase common shares in the capital of the Corporation at a price equal to the market price on the date preceding the date of the grant. On December 15, 2003, Mr. Simpson resigned his position from the Corporation. Upon leaving the Company, Mr Simpson received a final payment of $25,769.

  The Corporation entered into an employment agreement with Michael D. Donnell on July 23, 2003 pursuant to which Mr. Donnell was appointed President and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Donnell to be paid US$225,000 per annum. The Corporation may terminate Mr. Donnell's employment upon payment of three month's salary. The Corporation agreed, subject to regulatory approvals, to grant Mr. Donnell stock options to purchase 250,000 common shares in the capital of the Corporation. On November 23, Mr. Donnell was appointed Chief Executive Officer at which time he was awarded 490,000 options to purchase shares of the Corporation and his salary increased to US$300,000 per annum. Mr. Donnell has agreed to defer a portion of the increase in salary to be paid at a later date, with no terms of repayment having been fixed. Pursuant to Mr. Donnell's employment contract, in the event of a change of control of the Corporation all of his options would vest immediately. Mr. Donnell was required to execute a Confidentiality and Non-Competition agreement.

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

  The following summarizes stock option plan activity during the fiscal years ending December 31, 2000, 2001 and 2002:

	2003	2002	2001
Options outstanding, beginning of year	5,135,700	5,874,852	5,486,151
Granted	2,342,532	306,666	1,893,498
Cancelled	(1,667,701)	(741,218)	(976,114)
Exercised	(335,627)	(304,600)	(528,683)
Options outstanding, end of year	5,474,904	5,135,700	5,874,852

  (d)     Other Compensation

  During the Company's fiscal year ended December 31, 2003, the Company accrued and/or paid legal fees to a law firm of which one of the directors of the Company is a partner, amounting, in the aggregate, to $154,569.

  A management fee was paid by the Company to a consulting firm owned by a director amounting to $166,773 during the fiscal year ended December 31, 2003.

  The Company has set forth in this report all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year ended December 31, 2003.

  C.     Board Practices

  (a)     Board of Directors

  The Board currently consists of seven members. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Company. Board Committees

  Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

  Audit Committee

  The Audit Committee consists of three members. Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was immediately appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation's Board of Directors for his financial and accounting skills. Other members of the Audit Committee are Thompson MacDonald and Michael McKenzie, both of whom have public company experience and are considered financially literate. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation. The Committee met four times in 2003 and all members attended all of the meetings.

  The Corporation adopted an Audit Committee charter in June, 2000. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation's financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation's independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Corporate Governance and Nominating Committee has been asked to review and update the Audit Committee's Charter in response to the recent introduction of MultiLateral Instrument 52-110 and the new NASDAQ rules, in order to effect compliance with such new requirements by the appropriate effective date.

  Compensation Committee

  The Compensation Committee consists of Michael McKenzie, as Chairman, Rod Love and Donald Hyde. All three members are considered unrelated and independent directors. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors on compensation policies and guidelines for seasoned senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

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

  Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating a combination of financial and non-financial criteria, including net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In determining bonuses, the Committee considers profitability as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

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

  We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated. For employment agreements of Named Executive Officers see Item 6 - Compensation of Executive Officers. Except as described herein, there are no agreements or other remuneration arrangements with any of our directors. The Company has entered into a consulting agreement with a firm owned by one of our directors, Howard Balloch, for services related to our Oztime subsidiary. See Item 7 - Related Party Transactions and Exhibit 4.15.

  Corporate Governance and Nominating Committee

  This Committee has three members. Derrick Armstrong, who is the Chairman of the Committee, Thompson MacDonald and Howard Balloch. The Corporation had adopted a charter for this committee, but it is not yet available on its website. Pursuant to its charter, the Corporate Governance and Nominating Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring the Corporation's general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Corporate Governance and Nominating Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally one time in 2003 and, in view of its size, communicated informally from time to time. Only one of the members of the Corporate Governance Committee, Mr. MacDonald, is clearly unrelated and independent from management. However, the Board considers both Mr. Armstrong and Mr. Balloch effective members of the Corporate Governance Committee notwithstanding that they are not considered independent. Mr. Armstrong is a securities lawyer experienced in corporate governance matters, and Mr. Balloch has served in positions of public trust in the past as Canada's former ambassador to China which requires him to be knowledgeable about and adhere to the highest ethical standards in international dealings.

  The Company's approach to corporate governance with reference to the TSE Guidelines is set out in the Company's Management Information Circular. See Exhibit 10.1.

  D.     Employees

  As of April 30, 2004, we had 104 regular, full-time employees:

ZI TECHNOLOGY
	Asia	North America	Europe	Total
Sales & Marketing	4	3	1	8
Technical	5	20	-	25
Admin/Corp	6	11	-	17
ZI TECHNOLOGY TOTAL	15	34	1	50

OZTIME
	Asia	North America	Europe	Total
Sales & Marketing	15	1-	-	16
Technical	32	-	-	32
Admin/Corp	6	-	-	6
OZTIME TOTAL	53	-	-	54

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

  E.     Share Ownership

  (a)    Share and Option Holdings

  The following table sets forth the direct and indirect actual common share ownership and option holdings of our directors and previously Named Executive Officers at April 30, 2004.

Name	Number of Shares Beneficially Owned*	Percentage of Class**
Michael E. Lobsinger	6,054,671(1)	14.6%
Derrick R. Armstrong	315,000(2)	0.8%
Howard R. Balloch	275,350(3)	0.7%
H. Donald Hyde	50,000(4)	0.1%
Rod Love	275,000(5)	0.7%
Thompson MacDonald	80,000(6)	0.2%
Angus Michael Roderick Mackenzie	475,000(7)	1.2%
Gary Mendel	107,500(7)	0.3%
Mike D. Donnell	83,333(9)	0.2%

  Notes:
*	Includes options and restricted stock units exercisable within 60 days of April 22, 2004.

**	Assume Common Shares, no par value (Class) = 39,527,560.

(1)

  In the case of Mr. Lobsinger, this comprises 550,700 common shares held directly or beneficially by Mr. Lobsinger, 3,575,400 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger, and 1,550,000 share options and 378,571 RSU's. The share options include: 600,000 options granted October 17, 1994 at a grant price of $2.20 and were extended to expire October 17, 2004 at the annual and special general meeting held on June 16, 1999; 200,000 options granted December 28, 2000 at a grant price of $10.05 and expire December 28, 2005; 50,000 options granted January 1, 2001 at a grant price of $9.20 and expire January 1, 2006; 50,000 options granted December 3, 2001 at a grant price of $7.96 and expire December 3, 2006; 50,000 options granted January 1, 2003 at a grant price of $4.40 and expire January 1, 2006; 100,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; and 28,571 restricted stock units at a grant price of US$1.75 and expire on April 17, 2008; 100,000 options granted on June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008; 100,000 RSU's on June 11, 2003 at a grant price of nil and expire on June 11, 2008; 400,000 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 250,000 RSU's at a grant price of nil and expire on March 25, 2009.

(2)

  In the case of Mr. Armstrong, this comprises 260,000 common shares held directly or beneficially by Mr. Armstrong and 55,000 share options. This does not include 10,000 common shares held pursuant to a spousal RRSP. The share options include: 25,000 options granted October 17, 1994 at a grant price of $2.20 and were extended to expire October 17, 2004 at the annual and special general meeting held on June 16, 1999; 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008.

(3)

  In the case of Mr. Balloch, this comprises 350 common shares held directly or beneficially by Mr. Balloch and 225,000 share options granted August 4, 2001 at a grant price of $11.66 and expire July 31, 2006; 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008.

(4)	In the case of Mr. Hyde, this comprises 50,000 share options granted June 11, 2003, at a grant price of $3.43 and expire on June 11, 2008.

(5)

  In the case of Mr. Love, this comprises 275,000 share options, which include: 225,000 options granted June 8, 2001 at a grant price of $12.23 and expire June 8, 2006; 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008.

(6)

  In the case of Mr. MacDonald, this comprises 80,000 share options which include: 50,000 options granted October 17, 1994 at a grant price of $2.20 and were extended to October 17, 2004 at the annual and special general meeting held on June 16, 1999; 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008.

(7)

  In the case of Mr. Mackenzie, this comprises 200,000 common shares held directly or beneficially by Mr. Mackenzie and 275,000 share options. The share options include: 100,000 options granted July 26, 2000 at a grant price of $13.50 and expire July 26, 2005; 125,000 options granted June 8, 2001 at a grant price of $12.23 and expire June 8, 2006; 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008.

(8)

  In the case of Mr. Mendel, this comprises 107,500 share options, which include: 60,000 options granted June 1, 2001 at a grant price of $11.20 and expire June 1, 2006; 10,000 options granted February 1, 2002 at a grant price of $9.56 and expire February 1, 2005; 12,500 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; 25,000 options granted June 11, 2003 at a grant price of $3.43 and expire June 11, 2008.

(9)	In the case of Mr. Donnell, this comprises 83,333 share options granted July 24, 2003 at a grant price of $4.94 and expire July 24, 2008.

  (b)     Option Plans

  In 1993, the Company adopted the 1993 Plan for the directors, officers, employees and consultants of the Company, reserving 2,625,000 common shares for issuance pursuant to stock options. On the subsequent adoption of the 1995 Plan (see description below), the Company ceased granting any stock options pursuant to the 1993 Plan. As at April 22, 2004, 675,000 stock options remain granted and outstanding under the 1993 Plan. No further stock options amounts are available for granting under this Plan.

  On May 17, 1995, the directors of the Company adopted the 1995 Plan, for the directors, officers, employees and consultants of the Company, reserving 1,430,000 common shares for issuance pursuant to stock options. The 1995 Plan was subsequently approved and adopted by the shareholders of the Company on June 23, 1995. As at April 22, 2004, 362,000 stock options remain granted and outstanding. No further stock option amounts are available under the 1995 Plan.

  On May 14, 1996, the directors of the Company adopted the 1996 Plan, for directors, officers, employees and consultants of the Company, reserving 2,600,000 common shares for issuance pursuant to stock options. The 1996 Plan was subsequently approved and adopted by the shareholders of the Company on June 20, 1996. As at April 22, 2004, 571,350 stock options remain granted and outstanding. No further stock option amounts are available under the 1996 Plan.

  On April 3, 1998, the directors of the Company adopted the 1998 Plan, for directors, officers and employees and consultants of the Company, reserving 1,300,000 common shares for issuance pursuant to stock options. The 1998 Plan was subsequently approved and adopted by the shareholders of the Company on June 2, 1998. As at April 22, 2004, 259,150 stock options remain granted and outstanding and 165,850 remain ungranted under the 1998 Plan.

  On April 14, 1999, the directors of the Company adopted the 1999 Plan, for directors, officers and employees and consultants of the Company, reserving 660,000 common shares for issuance pursuant to stock options. The 1999 Plan was subsequently approved and adopted by the shareholders of the Company on June 16, 1999. On June 1, 2000, shareholders approved an amendment to the 1999 Plan to increase the number of shares reserved for issuance by 3,000,000 common shares. On June 5, 2002, shareholders approved an amendment to the 1999 Plan to increase the number of shares reserved for issuance by 1,300,000 common shares (500,000 of which are restricted stock units) for a total of 4,960,000 common shares. As at April 22, 2004, 4,362,904 stock options remain granted and outstanding and 369,136 remain ungranted under the 1999 Plan. (References to the "1999 Plan" in this section refer collectively to the 1999 Plan originally approved by shareholders on June 16, 1999 and the amendment approved by shareholders on June 1, 2000 and June 5, 2002.)

  See Item 6(B) - Compensation for a summary of stock option activity from 2001 to 2003.

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

  To ensure that a sufficient number of common shares are available for issuance pursuant to stock options and RSU's, the Board recommended that the number of shares reserved for issuance be increased by 1,300,000 common shares, of which 800,000 will be available for stock option grants and 500,000 will be available for the RSU grants. In accordance with the requirements of The Toronto Stock Exchange, the Company sought and received shareholder approval at the Annual General Meeting of the Company held on June 5, 2002 for the 1999 Amended Plan, increasing the maximum number of shares reserved for issuance pursuant to the 1999 Plan from 3,660,000 common shares to a maximum of 4,960,000 common shares. Shareholder approval of this resolution raised the number of common shares currently reserved for issuance pursuant to stock options and RSU's together with shares reserved for issuance under the 1993, 1995, 1996, 1998 and 1999 plans to approximately 20% of the currently issued and outstanding common shares. As at April 30, 2004, 378,571 restricted stock units remain granted and outstanding and 87,468 restricted stock units remain ungranted under the 1999 Amended Plan.

  Item 7 - Major Shareholders and Related Party Transactions

  A.     Major Shareholders

  To the knowledge of the Company, the following table sets forth the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than five percent (5%) of the voting rights attached to the issued and outstanding shares of the Company entitled to vote at the shareholder meetings of the Company as at April 30, 2004.

Name and municipality	Beneficial number of shares held	Percentage of total voting rights
Marty Steinberg, Receiver(1) Miami, Florida	19,407,364	49.1%
Michael E. Lobsinger Calgary, Alberta	4,126,100(2)	10.4%

  Notes:
(1)

  Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based solely on a Schedule 13D (the "Schedule 13D") filed on December 11, 2003 with the U.S. Securities and Exchange Commission by Marty Steinberg, Esq., as Receiver (the "Receiver") of

Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the "Receivership Entities"). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. The Corporation believes that a substantial portion of the common shares acquired by the Receivership Entities was acquired in violation of applicable securities laws and nothing herein should be taken as an admission that such shares may be voted on any matter submitted to the shareholders of the Corporation.

(2)	Of which 550,700 common shares are held directly or beneficially by Mr. Lobsinger and 3,575,400 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

  The Company's major shareholders hold common shares, which shares do not carry different voting rights than any other shares.

  Based on a report from CIBC Mellon Trust Company, as at December 31, 2003, there were 200 registered shareholders in the United States that held 25,296,950 common shares or 64.19 percent of the common shares outstanding.

  To the extent known to the Company, the Company is not directly or indirectly owned or controlled by any foreign government, or by any other natural or legal persons, severally or jointly.

  B.     Related Party Transactions

  Except as set forth below and other than employment agreements with executive officers, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Company is not aware of any related party transactions occurring or being made, or any loans made by the Company or any of its subsidiaries to related parties, from January 1, 2003 to May 12, 2004, other than the following:

  January 1, 2004 to May 12, 2004

  Fees for legal services provided by a law firm in which Derrick Armstrong, a director of the Company, is a partner:

  $49,385

  Management fees paid by the Company to a consulting firm owned by Howard Balloch, a director of the Company:

  $33,344

  January 1, 2003 to December 31, 2003

  Management fees paid to a consulting firm owned by Howard Balloch, a director of the Company:

   $166,773

  Fees for legal services provided by a law firm of which one of the directors of the Company, Derrick Armstrong, was a partner

  $154,569

  Quarry Bay, a privately held Alberta corporation, wholly owned by Michael Lobsinger, Chief Executive Officer of the Company pledged 3,000,000 common shares held by Quarry Bay in the capital stock of the Company and provided a Limited Recourse Guarantee in favour of Quest Investment Corporation as partial security for a loan financing by the Company in the amount of US$3,300,000. The loan was repaid and security released on June 20, 2003.

  C.     Interests of Experts and Counsel

  Not applicable.

  Item 8 - Financial Information

  A.     Consolidated Statements and Other Financial Information

  See Item 18 - Financial Statements.

  Legal Proceedings

  To our knowledge, the material legal proceedings related to the Company are as follows:

  Certain of our customers have been subject to a patent infringement claim in the People's Republic of China as described below. While we have not been made party to the claims, these customers have executed licenses with the Company for the use of eZiText on their products, which licenses contain third party intellectual property infringement indemnities. As a result, these claims may have significant consequences for the Company to the extent that such claims may relate to the implementation and use of eZiText on products sold in the People's Republic of China and to the extent that our indemnity under our license agreement may be applicable.

(i)

  Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd., (the "First Dalian Ericsson Action"). The First Dalian Ericsson Action is in the Higher People's Court (the "High Court") in Beijing, China. The Court served Beijing Ericsson Mobile Telecommunication Co., Ltd. on August 16, 2000, and Ericsson (China) Co., Ltd. with the plaintiffs' complaint on August 17, 2000. The complaint alleges that Ericsson (China) Co. Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd. infringed the plaintiffs' intellectual property rights, namely Chinese patent ZL96120693.4, "Keyboard Assignment of Stroke Input and its Screen Prompt." On August 18, 2000, Ericsson sent Zi Corporation a request for indemnification pursuant to the license agreement between Ericsson Mobile Communications AB and Zi Corporation of Canada, Inc. The Company and its affiliates have not been named as a party in the First Dalian Ericsson Action.

(ii)

  Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd., (the "Second Dalian Ericsson (Panda) Action"). The Second Dalian Ericsson (Panda) Action is in the Second Intermediate People's Court (the "Lower Court") in Beijing, China. This is a lower court than the Higher People's Court in which the First Dalian Ericsson Action is being tried. The plaintiffs' complaint was filed with the Court on February 22, 2001. This complaint alleges that Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd. infringed the plaintiffs' intellectual property rights, namely Chinese patent ZL96120693.4, "Keyboard Assignment of Stroke Input and its Screen Prompt" (the same patent under suit in the First Dalian Ericsson Action). On February 22, 2001, Ericsson sent Zi Corporation a request for indemnification pursuant to the Ericsson Chinese License Agreement (defined below). The Company and its affiliates have not been named as a party in the Second Dalian Ericsson (Panda) Action. A ruling in Ericsson's favour was issued by the Lower Court on this matter on May 23, 2002. The Lower Court rejected the plaintiff's claims of infringement finding that: (1) there was no literal infringement of the plaintiff's patent by Zi's input technology on the Ericsson phone models in dispute; and (2) the doctrine of equivalence argued by the plaintiff could not be accepted as it would broaden the original scope of the plaintiff's patent claims. The plaintiff was charged with paying a nominal amount of RMB1000 to cover case handling fees. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. Ericsson is actively defending this appeal.

  Both claims described in (i) and (ii) above will be collectively referred to as the "Ericsson/HuBin Claims" and the Ericsson parties named in the Ericsson/HuBin Claims shall be referred to as "Ericsson". Under the respective notices sent to us, Ericsson asserted its rights to indemnification granted by us to Ericsson under our Chinese eZiText license agreement with Ericsson signed February 17, 1998 (the "Ericsson Chinese License Agreement"). Pending determination of the actual scope of the alleged infringement and whether the scope of indemnity provided under the Ericsson Chinese License Agreement applies, we have taken a course of action where we pay for Ericsson's legal fees and where we exercise sole control of the conduct of Ericsson's defense against the Ericsson/HuBin Claims. Ericsson is actively cooperating and participating with Zi to defend against the Ericsson/HuBin Claims. We believe that the allegations are unfounded and without merit and Zi and Ericsson are vigorously defending against the Hu Bin claims.

  To date, the two cases remain in the hands of the Beijing High People's Court. Ericsson has requested a schedule from the Beijing High People's Court. The Company is not aware of any response from Beijing High People's Court to Ericsson's request for a timetable or any other actions taken by any of the parties involved in this matter.

  Furthermore, Ericsson made a separate application to the PRC Patent Office seeking invalidation of the HuBin Patent. An invalidation hearing was held with the PRC Patent Re-examination Board on May 27, 2002. In March 2004, a ruling from the PRC Patent Re-examination Board was rendered in favour of the patent. This decision will be appealed by Ericsson within the requisite time period.

(iii)

  Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Alcatel Suzhou communication Co., Ltd and Another (the "Dalian Alcatel Action"). The Dalian Alcatel Action is also in the Lower Court. On April 5, 2001, the Company received a notice from Alcatel Suzhou Communication Co., Ltd. that Alcatel Suzhou Communication Co., Ltd, and Yanshaqiro Trading Branch of Beijing Yingcong Science and Trade Center have been made parties to a patent infringement claim in the PRC (the "Alcatel/Hu Bin Claims") filed in the Lower Court for infringement of Chinese patent ZL96120693.4 (the same patent in both of the First Dalian Ericsson Action and the Second Dalian Ericsson (Panda) Action). On April 19, 2001 Alcatel sent Zi Corporation of Canada, Inc. a request for indemnification pursuant to the license agreement between Alcatel Business Systems and Zi Corporation of Canada, Inc. Zi responded denying the applicability of the indemnity and we have not received any answering response from Alcatel. The Company and its affiliates have not been named as a party in the Dalian Alcatel Action.

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

(iv)

  Zi Corporation, an Alberta, Canada corporation, and Zi Corporation of America, Inc., a Nevada corporation v. Morrison & Foerster LLP, a limited liability partnership, and Does 1-100, inclusive (the" MoFo" Malpractice Action). An action against Morrison & Foerster LLP was commenced on behalf of the Company by its litigation counsel, Foley Bezek, LLP ("F&B"), in the Superior Court of the State of California, County of San Francisco claiming (i) professional negligence based on MoFo's failure to exercise reasonable care, skill and diligence in representing the Company in the defence of Asian Communication Pty Ltd and Tegic Communications Inc. v. Zi Corporation and Zi Corporation of America, Inc. (the Tegic California patent infringement lawsuit described more fully at Item 3 - Risk Factors - Tegic Lawsuit Settlement and (ii) reimbursement of the payments made to MoFo in connection with the defense of Tegic v. Zi Corporation, which payments are alleged to exceed the reasonable value of MoFo's services and costs advanced. MoFo has filed, as part of its defence to the Company's action, a cross complaint against Zi Corporation for payment of legal fees incurred and reimbursement of out-of-pocket costs advanced in the defence of Tegic v. Zi Corporation (in addition to legal fees and costs already paid by the Company to MoFo in the amount of US$1,061,616.81). The likelihood of net gain or loss on the complaint by Zi Corporation against MoFo and the cross-complaint by MoFo against the Company is not determinable at this time.

  Dividend Policy

  To date, we have not paid any dividends on shares, and do not anticipate doing so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

  B.     Significant Changes

  Not applicable

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

  Toronto Stock Exchange (in CDN$):

Period	High	Low
April, 2004	$ 3.85	$ 3.00
March, 2004	$ 4.03	$ 3.32
February, 2004	$ 3.66	$ 3.20
January, 2004	$ 3.82	$ 3.17
December, 2003	$ 3.55	$ 2.95
November, 2003	$ 3.79	$ 3.03
Quarter ended March 31, 2004	$ 5.48	$ 2.75
Quarter ended December 31, 2003	$ 4.20	$ 2.95
Quarter ended September 30, 2003	$ 5.60	$ 2.88
Quarter ended June 30, 2003	$ 5.09	$ 2.39
Quarter ended March 31, 2003	$ 5.48	$ 2.75
Quarter ended December 31, 2002	$ 6.60	$ 2.35
Quarter ended September 30, 2002	$ 8.12	$ 3.65
Quarter ended June 30, 2002	$ 8.30	$ 6.11
Quarter ended March 31, 2002	$11.29	$ 7.90
Year ended December 31, 2003	$5.60	$ 2.39
Year ended December 31, 2002	$11.29	$ 2.35
Year ended December 31, 2001	$14.50	$ 7.36
Year ended December 31, 2000	$59.25	$ 4.75
Year ended December 31, 1999	$37.00	$ 1.23

  NASDAQ (in US$):

Period	High	Low
April, 2004	$ 2.89	$ 2.20
March, 2004	$ 3.05	$2.54
February, 2004	$ 2.67	$2.42
January, 2004	$ 2.93	$2.48
December, 2003	$ 2.70	$2.30
November, 2003	$ 2.87	$2.32
Quarter ended March 31, 2004	$ 3.05	$ 2.42
Quarter ended December 31, 2003	$ 3.11	$2.25
Quarter ended September 30, 2003	$ 4.08	$2.11
Quarter ended June 30, 2003	$ 3.82	$1.62
Quarter ended March 31, 2003	$ 3.47	$1.82
Quarter ended December 31, 2002	$ 2.85	$2.27
Quarter ended September 30, 2002	$ 5.14	$2.28
Quarter ended June 30, 2002	$ 5.33	$4.05
Quarter ended March 31, 2002	$ 7.04	$4.95

Year ended December 31, 2003	$ 4.08	$1.62
Year ended December 31, 2002	$ 7.04	$2.27
Year ended December 31, 2001	$9.44	$4.00
Year ended December 31, 2000	$40.875	$3.125
Year ended December 31, 1999	$25.25	$0.8125

  B.     Plan of Distribution

  Not applicable.

  C.     Markets

  Our common shares are listed on the Toronto Stock Exchange and Nasdaq National Market Exchange. At December 31, 2003, the Company had 39,406,560 common shares outstanding, with no par value.

  D.     Selling Shareholders

  Not applicable.

  E.     Dilution

  Not applicable.

  F.     Expenses of the Issue

  Not applicable.

  Item 10 - Additional Information

  A.     Share Capital

  Not applicable.

  B.     Memorandum and Articles of Association

  The Company's Certificate of Incorporation, together with all amendments, which we refer to as our articles of incorporation, are on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 203761614. Our articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the Alberta Business Corporations Act, in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding our incorporation, see Item 4 - Information on the Company - History and Development of the Company.

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

(b)

  Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2003 was $223 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

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

2.

  Agreement to dispose of the Magic Lantern group of companies - See Item 4 -Information on the Company - Dispositions and Discontinued Operations and Exhibit 4.21. Incorporated herein by reference to Magic Lantern Group, Inc.'s Form 8-K filed with the Securities and Exchange Commission on August 8, 2002 and on October 11, 2002.

3.

  Agreement to dispose of substantially all of the Zi Services business assets - See Item 4 - Information on the Company - Dispositions and Discontinued Operations - Telecom Technology Centre Limited. Letter agreement dated November 20, 2002 between Telecom Technology Corporation Limited and Wong's Electronic (Holdings) Company Limited.

4.

  Settlement Agreement with AOL - See Item 3 - Risk Factors - Risks Related to Settlement of the Tegic Lawsuit and Exhibit 4.17. Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc.

5.

  Consent Judgement Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division.

6.	Loan Agreement dated December 5, 2002 between Quest Investment Corporation and Zi Corporation.

7.	Loan Amendment Agreement dated March 19, 2003 between Quest Investment Corporation and Zi Corporation.

8.	Second Loan Amendment Agreement dated April 30, 2003 between Quest Investment Corporation and Zi Corporation.

9.	Loan Agreement dated May 7, 2003 between Quest Investment Corporation and Zi Corporation.

10.	Employment Agreement dated July 23, 2003, between Zi Corporation and Mike Donnell.

11.	Form of Subscription Agreement pursuant to a U.S. $2,000,000 private placement of 1,000,000 units at US$2.00 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one additional common share until May 31, 2006 upon payment of US$2.25. The private placement was completed on June 19, 2003 (1,000,000 units).
12.	Amending Agreement dated March 31, 2004, (re Employment Agreement dated December 31, 1999, between Zi Corporation and Michael Lobsinger).

13.	Margin Account Agreement dated December 8, 2003 between Jones, Gable & Company Limited and Zi Corporation.

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

  E.     Taxation

  Material Canadian Income Tax Consequences

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

  Material United States Federal Income Tax Consequences

  The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of the Company's common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Income Tax Consequences" above.

  The following discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

  US Holders

  As used herein, a "US Holder" means a holder of the Company's common shares who is a US citizen or individual income tax resident of the United States under US domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source or a trust if a US court is able to exercise primary supervision over the trust's administration and one or more US persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a US Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the US dollar, shareholders who hold common stock as part of a "straddle", hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to US Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a US Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

  Distributions on Common Shares

  US Holders receiving dividend distributions with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld) equal to the US dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of US Federal Income Tax Consequences, the term "earnings and profits" refers to the Company's earnings and profits as determined under the Code and the term "dividend" refers to corporate distributions taxable as dividends for US federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on the Company's common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

  In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of the receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for US dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder's US federal income tax liability, provided the required information is furnished to the IRS.

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

  The operation of the foreign tax credit for any particular US Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Holders, "financial services income" for these purposes.

  Disposition of Common Shares

  A US Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Company's common shares. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to US Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

  Other Considerations

  In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

  As used herein "US Person" means a citizen or income tax resident of the United States as determined under US domestic law.

  Foreign Personal Holding Company

  If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer US Persons who are individuals and 60 percent or more of the Company's gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), the Company is a "foreign personal holding company" ("FPHC"). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of the Company's undistributed income.

  Foreign Investment Company

  If 50 percent or more of the combined voting power or total value of all classes of the Company's stock is held, directly or indirectly (including through attribution), by US Persons, the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

  Passive Foreign Investment Company

  As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are producing passive income. Generally, US Holders of PFICs are taxed upon receipt of "excess distributions" which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated rateably to each day in the shareholder's holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest US income tax rate plus an interest charge to reflect the benefit of tax deferral.

  However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally would not apply. Instead, the electing US Holder would include annually in gross income his, her or its pro rata share of the PFIC's ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A US Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, US Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

  Controlled Foreign Corporation

  If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly (including through attribution), by US Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Company ("United States Shareholder"), the Company is a "controlled foreign corporation" under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the US Shareholders' income on a current basis, regardless of distributions. Such US Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current US tax on their pro rata shares of the CFC's earnings invested in US property. In certain circumstances, a foreign tax credit may apply to reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

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

  Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer Shareholders to the copy of such contracts or other documents filed as exhibits to this annual report.

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

  Interest Rate Risk

  The Company does not maintain any market risk sensitive instruments for trading purposes or instruments entered into for purposes other than trading purposes, other than maintaining a short term investment portfolio consisting mainly of term deposits purchased with an average maturity of less than three months. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent of their levels at December 31, 2003, the fair value of the portfolio would decline by an immaterial amount. The Company generally has the ability to hold its fixed income investments until maturity and therefore it would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio.

  B.     Foreign Currency

  Foreign Exchange Rate Risk

  The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

  Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars and Chinese renminbi. Based on the 2002 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the U.S. dollar is estimated to affect revenues by $136,000 and expenses by $37,000 based upon the exchange rate on December 31, 2003 of CDN$1.2965 to the US$1.00.

  Item 12 - Description of Securities Other than Equity Securities

  Not applicable.

  Part II

  Item 13 - Defaults, Dividend Arrearages and Delinquencies

  None.

  Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

  Not applicable.

  Item 15 - Controls and Procedures

  As of December 31, 2003, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

  In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

  Item 16 - [Reserved]

  Item 16A - Audit committee financial expert

  As an Alberta corporation with operations principally outside of the United States, it is considered a "foreign private issuer" for the purposes of filings with the SEC and with the NASDAQ National Market, on which the Company's common shares trade in the United States. Under applicable SEC regulations, an issuer must disclose if it has an "audit committee financial expert" on its audit committee if it is required to have such an expert by the listing rules applicable to it. The NASDAQ has adopted rules which will implement the audit committee financial expert requirement applicable to foreign private issuers such as the Company, which will be effective on July 15, 2005. Accordingly, the Company is not presently subject to the audit committee financial expert requirement.

  The Board of Directors of the Company has appointed Mr. H. Donald Hyde to the audit committee. Mr. Hyde is a chartered accountant and has had his own practice since 1991. Prior to setting up his own practice, Mr. Hyde was the vice president of finance and administration for an international oil and gas drilling and service company. The Board of Directors has determined that Mr. Donald Hyde possesses the necessary attributes for designation as the Company's audit committee financial expert and has designated Mr. Hyde as its audit committee financial expert to the extent that this requirement currently applies to the Company. As noted previously, the Company has recently converted its reporting from Canadian GAAP to US GAAP. Mr. Hyde is qualified as an expert in Canadian GAAP and has an understanding of US GAAP. Management of the Company believes that Mr. Hyde and the other members of the Audit Committee have the skills, experience and education that qualify them to carry out their duties as members of the Audit Committee.

  Item 16B - Code of Ethics

  The Company has adopted a Code of Business Conduct and Ethics that currently applies to its directors, officers and employees. Copies of the code will be provided to any person free of charge upon receipt of a written request, sent to our registered office via mail or fax.

  Item 16C - Principal Accountant Fees and Services

  Audit Fees

  Deloitte & Touche LLP were the Company's auditors for both 2002 and 2003. Audit fees paid were $169,302 for 2002 and $117,431 for 2003.  Audit fees relate to the audit of the yearend financial statements and reviews of interim financial statements.

  Audit Related Fees

  Audit related fees paid were $nil for 2002 and $40,823 for 2003. Audit related fees paid in 2003 were related to consultations concerning financial accounting and reporting standards and assistance with accounting for acquisitions and dispositions carried out by the Company.

  Tax Fees

  In 2002, we paid Deloitte & Touche LLP $6,000 for tax related services. In 2003, we paid Deloitte & Touche LLP $15,093 for tax related services.

  All Other Fees

  We did not purchase any other services from Deloitte & Touche LLP in 2002 or 2003.

  Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Deloitte & Touche LLP. The policy generally requires the Audit Committee's approval of the scope of the engagement of our independent auditors on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee approved all of the audit fees, audit-related fees and tax fees from May 2003.

  Item 16D - Exemption from the Listing Standards for Audit Committees

  Not applicable

  Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  Not applicable

  Part III

  Item 17 - Financial Statements

  Not applicable

  Item 18 - Financial Statements

  See attached

  Management's Report

  The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

  To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

  The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

  Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with auditing standards generally accepted in the United States of America. Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

(signed) Mike Donnell President & Chief Executive Officer February 27, 2004	(signed) Dale Kearns Chief Financial Officer

  Independent Auditors' Report

  To the Shareholders of Zi Corporation

  We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2003 and 2002 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with accounting principles generally accepted in the United States of America.

  (signed) "Deloitte & Touche LLP"

Chartered Accountants Calgary, Alberta, Canada February 27, 2004

  Comments By Auditors on Canada-

  United States of America Reporting Differences

  In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

  In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 3, to the financial statements. Our report is expressed in accordance with Canadian auditing standards which do not require a reference to such changes in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

  (signed) "Deloitte & Touche LLP"

Chartered Accountants Calgary, Alberta, Canada February 27, 2004

  ZI CORPORATION
  CONSOLIDATED BALANCE SHEETS

As at December 31	2003	2002
(All amounts in Canadian dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$3,065,605	$5,342,771
Accounts receivable, net of allowance of $658,156 (2002 - $389,765)	5,250,995	4,480,800
Work-in-progress	-	153,975
Prepayments and deposits	517,547	1,110,492
Total current assets	8,834,147	11,088,038

Notes receivable (note 4)	2,593,000	3,155,200
Capital assets - net (note 6)	1,455,074	2,033,738
Intangible assets - net (note 7)	761,836	1,986,937
Investment in significantly influenced company (note 4 and 11)	-	-
	$13,644,057	$18,263,913

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 18)	$5,311,458	$6,706,687
Deferred revenue	1,426,771	798,268
Notes payable (note 8)	1,296,500	5,206,080
Current portion of capital lease obligations (note 9)	28,647	158,952
Total current liabilities	8,063,376	12,869,987

Capital lease obligations (note 9)	4,330	32,977
	8,067,706	12,902,964

Contingent liabilities, going concern and commitments (notes 13, 2 & 15)

Shareholders' equity
Share capital (note 10)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 39,371,560 (2002 - 37,914,250) issued and outstanding	134,976,726	130,144,769
Accumulated deficit	(131,816,518)	(127,424,236)
Accumulated other comprehensive income	2,416,143	2,640,416
	5,576,351	5,360,949
	$13,644,057	$18,263,913

  See accompanying notes to consolidated financial statements.

(signed)	(signed)
Michael E. Lobsinger	Donald Hyde
Chairman of the Board	Director

  ZI CORPORATION
  CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31	2003	2002	2001
(All amounts in Canadian dollars except share amounts)

Revenue
License and implementation fees	$13,557,330	$10,166,562	$5,130,553
Other product revenue	934,058	3,037,035	248,351
	14,491,388	13,203,597	5,378,904

Cost of sales
License and implementation fees	485,581	394,749	1,412,123
Other	117,310	1,233,312	227,287
	602,891	1,628,061	1,639,410

Gross margin	13,888,497	11,575,536	3,739,494

Operating expenses

Selling general and administrative	(11,395,883)	(17,849,562)	(10,226,620)
Litigation and legal (note 13)	(1,206,421)	(11,794,981)	(3,052,701)
Product research and development	(2,940,322)	(4,365,803)	(1,000,614)
Depreciation and amortization (note 6 & 7)	(1,865,648)	(3,833,991)	(3,045,997)
Impairment of goodwill (note 7)	-	(1,976,908)	-
Impairment of intangible assets (note 7)	-	(2,287,949)	-

Operating loss before undernoted	(3,519,777)	(30,533,658)	(13,586,438)

Interest on capital lease obligation	(13,922)	(139,046)	(50,744)
Other interest	(892,268)	(439,765)	(6,676)
Interest income and other income	33,685	286,429	1,553,973
Equity interest in loss of significantly influenced company (note 11)	-	(343,402)	-
Loss from continuing operations before income taxes	(4,392,282)	(31,169,442)	(12,089,885)
Income taxes	-	-	(174,286)
Loss from continuing operations	(4,392,282)	(31,169,442)	(12,264,171)

Discontinued operations (note 5)
Loss from discontinued operations	-	(9,077,079)	(7,957,967)
Net loss	$(4,392,282)	$(40,246,521)	$(20,222,138)

Basic and diluted loss from continuing operations per share (note 10)	$(0.11)	$(0.83)	$(0.33)
Loss from discontinued operations per share	-	(0.24)	(0.21)
Basic and diluted loss per share (note 10)	$(0.11)	$(1.07)	$(0.54)
Weighted average common shares	38,719,786	37,767,000	37,190,905
Common shares outstanding, end of period	39,371,560	37,914,250	37,544,650

  See accompanying notes to consolidated financial statements.

  ZI CORPORATION
  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Common shares issued
(All amounts in Canadian dollars except per share amounts)	Accumulated other comprehensive income (loss)	Shares	Amount	Additional paid-in capital	Accumulated deficit
Balance - December 31, 2000	$ 996,755	36,990,967	$ 125,325,278	$ 52,292	$ (66,955,577)
Issued on exercise of stock options	-	528,683	2,645,680	-	-
Issued for patents acquired	-	25,000	250,000	-	-
Loss from continuing operations	-	-	-	-	(12,264,171)
Loss from discontinued operations	-	-	-	-	(7,957,967)
Other comprehensive income from foreign currency translation adjustment	1,601,573	-	-	-	-
Balance - December 31, 2001	$ 2,598,328	37,544,650	$ 128,220,958	$ 52,292	$ (87,177,715)
Issued on exercise of stock options	-	304,600	1,117,446	-	-
Issued pursuant to acquisition of Magic Lantern less shares held in escrow	-	65,000	513,500	-	-
Issued share purchase warrants	-	-	-	240,573	-
Loss from continuing operations	-	-	-	-	(31,169,442)
Loss from discontinued operations	-	-	-	-	(9,077,079)
Other comprehensive income from foreign currency translation adjustment	42,088	-	-	-	-
Balance - December 31, 2002	$ 2,640,416	37,914,250	$ 129,851,904	$ 292,865	$ (127,424,236)
Issued on exercise of stock options	-	301,666	982,655	-	-
Issued under a private placement	-	1,000,000	2,639,219	-	-
Issued restricted stock units	-	-	-	713,005	-
Exercise of restricted stock units	-	33,961	-	-	-
Issued shares on settlement of debt	-	21,683	60,929	-	-
Issued share purchase warrants	-	-	-	74,149	-
Issued on exercise of share purchase warrants	-	100,000	362,000	-	-
Loss from continuing operations	-	-	-	-	(4,392,282)
Other comprehensive loss from foreign currency translation adjustment	(224,273)	-	-	-	-
Balance - December 31, 2003	$ 2,416,143	39,371,560	$ 133,896,707	$ 1,080,019	$ (131,816,518)

  See accompanying notes to consolidated financial statements.

  ZI CORPORATION
  CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	2003	2002	2001
(All amounts in Canadian dollars)

Net cash flow used in operating activities:
Net loss from continuing operations	$(4,392,282)	$(31,169,442)	$(12,264,171)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	3,384	330,194	(20,983)
Depreciation and amortization	1,865,648	3,833,991	3,045,997
Impairment of goodwill	-	1,976,908	-
Impairment of intangible assets	-	2,287,949
Interest expense	135,079	240,573	-
Compensation expense	713,005	-	-
Equity in net loss of significantly influenced company	-	343,402	-
Decrease (increase) in non-cash working capital (note 18)	(790,001)	1,896,595	1,410,072
Cash flow used in operating activities	(2,465,167)	(20,259,830)	(7,829,085)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	3,983,873	1,117,446	2,645,680
Settlement of note payable	(5,206,080)	-	-
Issuance of note payable	1,296,500	5,127,910	-
Payment of capital lease obligations	(158,952)	(143,080)	(139,700)
Cash flow from (used in) financing activities	(84,659)	6,102,276	2,505,980

Cash flow from (used in) investing activities:
Short-term investments	-	8,577,503	(8,577,503)
Purchase of capital assets	(1,410)	(1,060,012)	(642,137)
Proceeds from capital dispositions	3,594	50,964	118,321
Software development costs	(67,451)	(978,161)	(4,318,840)
Other deferred costs	-	(60,000)	(142,636)
Acquisition of subsidiaries net of bank indebtedness	-	(1,884,433)	-
Sale of subsidiary net of cash given up	562,200	(548,461)	-
Cash flow from (used in) investing activities	496,933	4,097,400	(13,562,795)

Cash flow used by discontinued operations	-	(3,730,127)	(10,516,575)
Effect of foreign exchange rate changes on cash and cash equivalents	(224,273)	42,088	1,601,573
Net cash outflow	(2,277,166)	(13,748,193)	(27,800,902)
Cash and cash equivalents, beginning of year	5,342,771	19,090,964	46,891,866
Cash and cash equivalents, end of year	$3,065,605	$5,342,771	$19,090,964

Non cash financing activity
Equipment acquired under capital lease	$-	$34,200	$83,695
Patent acquired through share issuance	$-	$-	$250,000
Acquisition of subsidiary	$-	$513,500	$-
Components of cash and cash equivalents
Cash	$3,065,605	$5,342,771	$4,971,376
Cash equivalents	$-	$-	$14,119,588
Supplemental cash flow information
Cash paid for interest	$771,111	$136,888	$57,420
Cash paid for income taxes	$-	$-	$174,286

  See accompanying notes to consolidated financial statements.

  Notes To The Consolidated Financial Statements
  For the years ended December 31, 2003, 2002 and 2001 (all amounts expressed in Canadian dollars except share amounts)

  1.         Nature Of Operations

  Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

  2.         Going Concern Basis Of Presentation

  These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand note payable on terms described in note 8. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002 the Company settled a judgement in favour of Tegic Communications Inc. ("Tegic"), a division of AOL Time Warner ("AOL") as discussed in note 13. Under the terms of the settlement agreement, the Company, among other things, is obliged as at December 31, 2003 to pay a final instalment of US$750,000 on January 2, 2004, which was paid (note 19).

  Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings, pay the remaining scheduled installment payment due under the settlement agreement with AOL (note 19) and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

  3.         Significant Accounting Policies

  The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 17. Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management has elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America.

  As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at December 31, 2003, 2002 and 2001. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

  Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

  Note 17 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented, relevant Canadian GAAP disclosure not already reflected in these financial statements and the consolidated balances sheets, statements of operations and cash flows as previously presented under Canadian GAAP for the years ended December 31, 2002 and 2001.

  Principles of consolidation

  These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Magic Lantern Group, Inc. This investment, which the Company does not control but exercises significant influence over its operating, investing and financing policies, is accounted for using the equity method. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability. The Company does not have ownership in any variable interest entities.

  Foreign currency translation

  Zi Corporation's functional and reporting currency, on a stand-alone basis, is the Canadian dollar. For the United States, Chinese and Hong Kong subsidiaries, their functional currencies are the United States dollar, Chinese renminbi and the Hong Kong dollar, respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into Canadian dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidation statements of loss.

  Use of estimates

  The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts; estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; valuation allowance for future tax assets; and revenue for licensing and engineering consulting services using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

  Cash and cash equivalents

  The Company considers all balances with banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

  Capital assets

  The Company records capital assets at cost and provides for amortization over the life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the remaining term of the lease.

  In the year of disposal, the resulting gain or loss is included in the consolidated statements of loss and the cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from these accounts.

  Intangible assets

  All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

  Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

  The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in 2002. The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

  Acquired software licenses                             3 years
  Patents acquired                                             11 years
  Software development costs                           3 years

  Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired in accordance with SFAS No. 142. The Company evaluated its goodwill and intangible assets for impairment at September 30, 2002 and determined that an impairment charge was necessary (note 7).

  The following table outlines the impact of the change in accounting policy, as if this change had been applied retroactively effective January 1, 2001.

Years ended December 31,	2001
Net loss	$(20,222,138)
Add: Goodwill amortization	1,083,407
Pro forma net loss	$(19,138,731)
Basic net loss per share, as previously reported	$(0.54)
Add: Goodwill amortization	0.03
Pro forma basic net loss per share	$(0.51)

  Impairment of long-lived assets

  In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144. SFAS No. 144 established a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include a component of the entity. SFAS No. 144 is effective for years beginning after December 15, 2001.The Company adopted SFAS No. 144 in 2002. The Company annually reviews the carrying value of its long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets. The Company evaluated its remaining intangible assets at September 30, 2003 and determined that no impairment had occurred.

  Revenue recognition

  Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

  Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

  Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

  Revenue from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

  Income taxes

  The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", wherein the liability method is used for determining income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

  Leases

  Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets. Operating lease costs are expensed as incurred.

  Share issue costs

  The Company reduced the value of consideration assigned to shares issued by direct costs, net of applicable income tax recoveries, of issuing the shares.

  Loss per share

  Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted loss per share in 2003, 2002 and 2001 was anti-dilutive. Common shares held in escrow that are subject to future performance level criteria are excluded in the calculation of loss per share (35,000 in 2003, 75,000 in 2002; 40,000 in 2001).

  Comprehensive Loss

  SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements.

  Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders' equity.

  Financial instruments

  Accounts receivable, cash and cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note (note 4). The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

  The Company maintains substantially all cash and cash equivalents and short-term investments with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, China, Korea, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, require no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

  Stock-based compensation plan

  As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

  The Company has a stock-based compensation plan, which is described in note 10. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

  Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

Years ended December 31	2003	2002	2001
Net loss from continuing operations:
As reported	$ (4,392,282)	$(31,169,443)	$(12,264,171)
Stock compensation expense	(4,886,563)	(9,541,581)	(9,169,135)
Pro forma	(9,278,845)	(40,711,024)	(21,433,306)
Loss from discontinued operations:	-	(9,077,079)	(7,957,967)
Pro forma net loss:	$ (9,278,845)	$(49,788,103)	$(29,391,273)
Net loss per common share from continuing operations:
As reported, basic and diluted	$ (0.11)	$ (0.83)	$(0.33)
Stock compensation expense, basic and diluted	(0.13)	(0.25)	(0.25)
Pro forma, basic and dilutive	$ (0.24)	$ (1.08)	$(0.58)
Loss per share from discontinued operations:	-	(0.24)	(0.21)
Net loss per common share:	$ (0.24)	$ (1.32)	$(0.79)
Stock options issued during period	2,342,532	306,666	1,893,498
Weighted average exercise price	$ 3.24	$ 8.84	$10.85
Weighted average fair value of options granted during the period	$ 1.84	$ 4.32	$5.35

  The foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

Years ended December 31	2003	2002	2001
Risk free interest rate	3.82%	3.94%	4.63%
Expected life in years	4.4	3.0	3.0
Expected dividend yield	0%	0%	0%
Volatility	65%	70%	70%

  Recent accounting pronouncements

  On January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Adoption of SFAS No. 143 in 2003 has not had a material impact on the Company's financial statements.

  In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures the Company must make about its obligations under certain guarantees that Zi has issued. It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations Zi has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions has not had a material impact on the Company's financial statements.

  In December 2003, the FASB issued Interpretation ("FIN") No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51, (FIN 46R). FIN 46R requires consolidation of entities in which the Corporation is the primary beneficiary, despite not having voting control. Management has evaluated FIN 46R and does not believe the adoption will have a material effect on the Company's financial statements.

  In January 2003, the FASB issued Statement No. 148. SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 has no material impact on Zi, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time. Zi has included the required disclosures.

  The Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a stand alone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. Management has evaluated EITF Issue 00-21 and does not believe the adoption will have a material effect on the Company's financial statements.

  4.         Acquisitions And Dispositions

  All acquisitions have been accounted for using the purchase method with results from operations included in these financial statements from the date of acquisition.

  Acquisition - Magic Lantern Communications Ltd. ("Magic Lantern")

  Effective March 18, 2002, the Company indirectly acquired all of the issued and outstanding shares of Magic Lantern. Magic Lantern is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc., which is wholly owned; and Sonoptic Technologies Inc. ("STI"), which is 75 percent owned. The remaining 25 percent of STI is held by Provincial Holdings Ltd. ("PHL") and is subject to a redemption agreement.

  Magic Lantern was acquired for cash consideration of $1,850,000, and 100,000 common shares of Zi with a value of $790,000 based on the Company's closing share price on the date of the agreement. Of the Zi common shares issued, 35,000 shares were placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $161,649 to effect the business combination.

  At December 31, 2002, it was determined that the performance obligations attached to the 35,000 shares placed in escrow would most likely not be met. These escrowed shares were originally included in the determination of the purchase price at the purchase date. As a result, the purchase price was adjusted by $276,500 to reflect the exclusion of the escrowed shares and the resulting adjustment was allocated to the assets purchased. The purchase price was allocated as follows:

Net assets acquired:
Bank indebtedness	$(34,433)
Non-cash working capital	52,765
Notes payable	(875,303)
Capital assets	1,623,718
Software development costs	458,402
Distribution agreements	1,300,000
$2,525,149

  Disposition - Magic Lantern Communications Ltd.

  On November 7, 2002, the Company completed the sale of the Magic Lantern to JKC Group Inc. ("JKC"), a related party (note 14) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprise the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to Magic Lantern Group, Inc. ("MLG").

  Under the agreement, Zi received a 45 percent equity interest in MLG, consisting of 29,750,000 shares, and a three-year promissory note of MLG in the amount of US$3,000,000. The note consideration is subject to adjustment based on the MLG's performance for the first year after the sale. Zi may receive additional consideration of up to US$2,930,000, payable in cash and stock, if the MLG's consolidated revenues for that period exceed US$12,222,500. The purchase price will also be subject to reduction if MLG revenues for that period are less than US$5,000,000. In that event, the shortfall, up to US$1,000,000, will be offset against the principal amount of the MLG promissory note.

  The Company accounted for the sale at the date of closing by recognizing its interest in the net assets of MLG acquired and 55 percent of the promissory note received, excluding the note's contingent portion of US$1,000,000. The Company's $3,498,602 book value for Magic Lantern at November 7, 2002, consisting of patents, distribution agreements, capital and current net assets, upon closing of the transaction resulted in a note receivable and an investment in shares, in the amount of $3,155,200 and $343,402 respectively, with no gain recognized. A nominal value has been ascribed to the MLG stock consideration received.

Net assets disposed:
Cash	$548,461
Non-cash working capital	54,350
Capital assets	1,606,326
Deferred development costs	865,084
Distribution agreements & other	1,221,514
Notes payable	(797,133)
$3,498,602

  5.         Discontinued Operations

  Through the Company's discontinued Zi Services business segment, Zi provided specialized product development and customized solutions in BluetoothTM, VoIP and man-machine interface design to the telecommunications industry.

  On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment, the telecom engineering division of the Company operated by Telecom Technology Company Ltd. Accordingly, the results of operations of these businesses were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services. On October 31, 2002 the letter of intent expired and the sale was not executed. Management determined that the carrying value of Zi Services, consisting of deferred software development costs of $3,289,922, goodwill of $753,140, capital assets of $54,734 and net current assets of $335,727 were no longer recoverable. As a result, the Company recognized a charge of $4,433,523 in 2002. As at December 31, 2002, the Company has sold the remaining assets of this business segment and no longer carries on any related business activities.

Year ended December 31	2002	2001
Revenue	$239,308	$852,864
Operating Loss	$(9,077,079)	$(7,957,967)

  6.         Capital Assets

	Cost	Accumulated amortization	Net book value
2003
Computer and office equipment	$3,606,462	$2,336,622	$1,269,840
Leasehold improvements	757,094	571,860	185,234
	$4,363,556	$2,908,482	$1,455,074
2002
Computer and office equipment	$3,860,840	$2,108,722	$1,752,118
Leasehold improvements	806,338	524,718	281,620
	$4,667,178	$2,633,440	$2,033,738

  Included in computer and office equipment are assets under capital lease totalling $555,536 (2002 -$555,536) and related accumulated amortization of $334,049 (2002 - $255,198).

  7.         Intangible Assets
	Cost	Accumulated amortization	Net book value
2003
Patent	$800,666	$429,290	$371,376
Software development costs	16,350,130	15,959,670	390,460
Acquired software licenses	75,645	75,645	-
	$17,226,441	$16,464,605	$761,836
2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Human Capital	705,517	705,517	-
Goodwill	4,088,439	4,088,439	-
Acquired software licenses	75,645	54,575	21,070
	$22,116,223	$20,129,286	$1,986,937

  During 2003, $67,451 (2002- $1,756,126) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2003 includes $1,208,775 of amortization of software development costs (2002 - $2,587,364).

  In accordance with SFAS No.142, the Company tested for impairment of goodwill at September 30, 2002, using projected discounted cash flows, and recorded an impairment charge of $1,976,908 in the year. This charge was in respect to remaining goodwill associated with the purchase of the Chinese e-Learning business, in light of limitations for funding e-Learning businesses future development and growth.

Goodwill
Net book value - December 31, 2001	$1,976,908
Impairment - September 30, 2002	(1,976,908)
Net book value - December 31, 2002	$-

  The Company evaluated its remaining other intangible assets at September 30, 2003 and determined that no impairment had occurred. The Company reviewed the carrying value of its other intangible assets and determined that the deferred software development costs related to the Company's China based e-Learning business at September 30, 2002, using a projected discounted cash flow model, were not recoverable in light of limitations for funding its future development and growth and recorded a charge of $2,287,949.

  The following is the estimated amortization expense of intangible assets for each of the next five years:

2004	$378,523
2005	117,272
2006	78,296
2007	61,210
2008	61,210
Total	$696,511

  8.         Notes Payable

  On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company.

  On December 5, 2002, the Company borrowed US$3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of $3.62 per share (note 10). A commitment fee of US$300,000 was paid upon funding. The first extension terms included a four percent extension fee of US$130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

  On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of US$1.94 million, which was repaid in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note provided for a bonus payment of US$45,000, payable in common shares of the Company, paid 30 days from the date of the agreement if the loan remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security in 29,750,000 shares of MLG, held by the Company.

  9.         Capital Lease Obligations

  The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 8.86 percent and 19.22 percent. Obligations as at December 31, 2003 were $32,977 (2002 - $191,929). The current portion at December 31, 2003 was $28,647 (2002 - $158,952).

  The future minimum lease payments under the capital leases are as follows:

2004	$30,979
2005	4,444
Total minimum lease payments	35,423
Amount representing interest	2,446
Amount included in current liabilities	28,647
$4,330

  10.         Share Capital

  Common share warrants

  At December 31, 2003, the Company had 500,000 share purchase warrants outstanding. On June 19, 2003, the Company completed a private placement of 1.0 million units priced at US$2.

  00 per unit for net proceeds of US$1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of US$2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

  On December 5, 2002, the Company issued 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of $3.62 per share, which were to expire two years from the date of issue (note 8). In June 2003, the Company issued 100,000 shares through the exercise of these 100,000 share purchase warrants. In 2002, the Company recorded, as part of the other interest expense, a charge of $240,573 calculated by using the Black-Scholes option pricing model.

  At December 31, 2001, the Company had 1,482,233 share purchase warrants outstanding to acquire 1,482,233 common shares of the Company. These warrants were initially issued in connection with private placements in 1999 and 2000. On December 10, 2001, the Company amended the terms of the warrants to extend their expiry date to December 29, 2002 and to amend the exercise price to US$7.00. The Company did not assign any value to these warrants. These warrants expired December 29, 2002.

  Stock options and restricted stock units

  At December 31, 2003, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

  Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. In 2003, 162,532 RSU's were granted and issued without performance criteria attached and at no cost to the grantee.

  Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 11,615,000 common shares for issuance under the plan of which 500,000 are issuable as

  RSU's. At December 31, 2003, the Company had 1,411,486 shares (337,468 of which are reserved for RSU's) remaining reserved for possible future allocation under the plan.

  Stock option activity and related information for the three years ended December 31, 2003 is as follows:

	2003		2002		2001
	Shares under options and RSU's	Weighted average exercise price	Shares under options	Weighted average exercise price	Shares under options	Weighted average exercise price
Outstanding, beginning of year	5,135,700	$ 8.92	5,874,852	$ 9.43	5,486,151	$ 9.09
Granted	2,342,532	3.24	306,666	8.84	1,893,498	10.85
Exercised	(335,627)	(2.93)	(304,600)	(3.67)	(528,683)	(5.00)
Forfeited or expired	(1,667,701)	(9.36)	(741,218)	(15.10)	(976,114)	(12.68)
Outstanding, end of year	5,474,904	$ 6.72	5,135,700	$ 8.92	5,874,852	$ 9.43
Exercisable, end of year	4,683,732	$ 7.19	4,671,129	$ 8.74	4,382,515	$ 8.57
Weighted-average fair value of options granted during the year		$ 1.84		$ 4.32		$ 5.35

  The following table summarizes the exercise price ranges of outstanding and exercisable options as of December 31, 2003:

	Total options outstanding		Options exercisable
Range of exercise prices	Number outstanding December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable December 31, 2003	Weighted average exercise price
$ 2.10 - $ 5.05	2,978,738	4.1 years	$ 2.96	2,209,067	$ 2.71
$ 7.00 - $ 10.71	1,376,166	2.8 years	9.20	1,367,165	9.21
$ 11.00 - $ 16.60	1,081,000	3.1 years	12.50	1,068,500	12.48
$ 22.95 - $ 31.00	3,000	2.0 years	31.00	3,000	31.00
$ 45.40 - $ 47.30	36,000	2.2 years	47.30	36,000	47.30
$ 2.10 - $ 47.30	5,474,904	3.6 years	$ 6.72	4,683,732	$ 7.19

  Escrowed shares

  Pursuant to the acquisition of English Practice Inc. ("EPI") on June 15, 2000 and to the terms of an amended purchase agreement, the Company had placed in escrow 40,000 common shares subject to release based upon performance obligations. The performance obligations were not met under the terms of the amended purchase agreement and were subsequently cancelled in 2003. Pursuant to the acquisition of Magic Lantern (note 4), the Company had placed in escrow 35,000 common shares that were subject to release based upon performance obligations. The performance obligations were not met under the terms of the purchase agreement and the escrowed shares are to be cancelled.

  11.         Equity Interest In Significantly Influenced Company

  The Company holds a 45 percent interest in MLG received upon the disposition of Magic Lantern on November 7, 2002 (note 4). The Company's proportionate share of the loss from MLG operations for the year ended December 31, 2003 has not been recognized as the carrying value of the investment in

  MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and September 30, 2003 is $552,043 and will offset the Company's proportionate share of MLG's future income upon MLG profitability.

  12.         Income Taxes

  Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2003	2002	2001
Combined basic Canadian federal and provincial income tax rate	39%	39%	42%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(1,805,997)	$(15,750,970)	$ (7,773,362)
Enacted tax rate adjustment differences	223,710	1,057,477
Differences in foreign statutory tax rates	(421,256)	3,265,605	1,791,526
Permanent differences	438,320	76,767	1,098,170
Canadian large corporations tax	-	-	174,286
Loss on sale of Zi Services assets	-	(1,375,514)	-
Gain on sale of Magic Lantern	-	7,204,181	-
Equity loss in significantly influenced company	-	134,339	-
Unrecognized recoveries on losses	(1,637,783)	(3,769,181)	(21,328)
Non-deductible goodwill	-	1,215,354	780,670
Other	(253,995)	(48,470)	(64,538)
Valuation allowance	3,457,001	7,990,412	4,188,862
Consolidated income tax	$ -	$ -	$ 174,286

  The components of future income taxes are as follows:

December 31	2003	2002	2001
Capital assets	$66,937	$319,680	$186,159
Software development costs	(125,300)	154,962	154,370
Patents	32,205	63,342	49,682
Share issue costs	217,083	464,164	742,236
Other	11,410	55,815	-
Loss carryforwards	18,609,788	21,629,875	15,068,655
Valuation allowance	(18,812,123)	(22,687,838)	(16,201,102)
Net future income tax asset	$-	$-	$-

  The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

  At December 31, 2003, the Company and its subsidiaries ("the Group") have non-capital losses of $29,692,725 which are available to reduce Canadian taxable income in future years. If not utilized, these losses will expire as follows:

2004	$583,198
2005	$524,487
2006	$159,110
2007	$1,587,412
2008	$1,985,355
2009	$4,742,455
2010	$13,862,889
2011	$6,249,383

  The Group has non-capital losses for Chinese tax purposes of $7,692,419. If the losses are not utilized, these losses will begin to expire in 2004.

  The Group also has non-capital losses for Hong Kong tax purposes of $22,019,691. These losses may be carried forward indefinitely.

  The Group has carryforward net operating losses for US federal and state income tax purposes of approximately $4,854,219. Federal net operating loss carryforwards will expire if not utilized in 2017. For state purposes, the net operating losses, if not utilized, will expire in 2005 ($3,475,075) and 2006 ($1,353,214).

  13.         Contingent Liabilities

  The US$9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and as at December 31, 2003 US$0.75 million (the "Outstanding Balance") was owed to AOL and paid on January 2, 2004 (note 19).

  From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

  14.         Related Party Transactions

  The following table outlines the Company's related party transactions:

	2003	2002	2001
Legal services provided by two law firms in which a director is and was a partner	$154,569	$228,593	$101,276
Consulting fees paid to a firm owned by a director	$166,773	$188,422	$ 78,505
Consulting fees paid to a firm owned by an officer	$ -	$ 7,128	$ 68,267

  These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

  At the year-end, the amounts due to related parties are as follows:

	2003	2002	2001
Due to law firm in which a director is a partner	$ 533	$24,058	$ 5,721
Due to companies owned by a director or officer	$14,488	$15,591	$23,156

  In 2002, a private company owned by an officer, who is also a director of the Company, guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (note 8).

  On November 7, 2002, the Company completed the sale of Magic Lantern to JKC Group Inc., a related party (note 4). The companies are related through a common significant shareholder.

  15.         Commitments And Guarantees

  The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. The Company recorded rent expense for 2003 of $1,160,329 (2002 - $2,287,665; 2001 - $3,063,612).

  Annual rentals under these leases for each of the next five years are as follows:

2004	$630,853
2005	390,210
2006	363,317
2007	181,658
2008	-
Total	$1,566,038

  From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

  16.         Segmented Information

  Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology's core technology product, eZiText, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in 41 unique language databases. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing.

  Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

  Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

  The Company's primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business segments:

		Revenue			Operating profit (loss)
	License and implementation fees		Software and other	Total	before interest and other income
2003	Zi Technology	$13,557,330	$-	$13,557,330	$2,339,807
	e-Learning	-	934,058	934,058	(1,129,855)
	Other	-	-	-	(4,729,729)
	Total	$13,557,330	$934,058	$14,491,388	$(3,519,777)
2002	Zi Technology	$10,166,562	$-	$10,166,562	$(1,592,608)
	e-Learning	-	3,037,035	3,037,035	(10,627,422)
	Other	-	-	-	(18,657,030)
	Total	$10,166,562	$3,037,035	$13,203,597	$(30,877,060)
2001	Zi Technology	$5,130,553	$-	$5,130,553	$(285,428)
	e-Learning	-	248,351	248,351	(1,783,521)
	Other	-	-	-	(11,517,489)
	Total	$5,130,553	$248,351	$5,378,904	$(13,586,438)

Identifiable assets	2003	2002
Zi Technology	$6,043,338	$8,597,467
e-Learning	1,932,699	3,989,957
Other	5,668,020	5,676,489
Total	$13,644,057	$18,263,913

  The investment in significantly influenced subsidiary and its associated 2002 loss of $343,402 have been included as part of the e-Learning business segment and as part of the Canadian geographic segment (note 11).

		Revenue			Operating profit (loss)
	License and implementation fees		Software and other	Total	before interest and other income	Identifiable assets
2003	Canada	$5,034,099	$19,709	$5,053,808	$(4,248,186)	$10,836,288
	China	4,616,417	914,349	5,530,766	(86,256)	1,618,342
	USA	3,906,814	-	3,906,814	1,045,494	991,352
	Other	-	-	-	(230,829)	198,075
	Total	$13,557,330	$934,058	$14,491,388	$(3,519,777)	$13,644,057
2002	Canada	$3,634,538	$2,573,660	$6,208,198	$(20,312,686)	$13,491,016
	China	2,146,176	463,375	2,609,551	(9,987,175)	2,059,054
	USA	4,385,848	-	4,385,848	290,298	2,449,365
	Other	-	-	-	(867,497)	264,478
	Total	$10,166,562	$3,037,035	$13,203,597	$(30,877,060)	$18,263,913
2001	Canada	$2,777,720	$41,443	$2,819,163	$(7,450,808)	$30,650,257
	China	1,303,993	206,908	1,510,901	(1,155,851)	15,820,841
	USA	1,022,436	-	1,022,436	(2,662,962)	624,304
	Other	26,404	-	26,404	(2,316,817)	804,277
	Total	$5,130,553	$248,351	$5,378,904	$(13,586,438)	$47,899,679

  In 2003, two Zi Technology customers accounted for 26 percent (2002 - 23 percent; 44 percent - 2001) of the Company's total revenue.

  17.         Canadian Generally Accepted Accounting Principles

  The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except:

  Start-up costs

  Pursuant to Canadian GAAP Emerging Issues Committee ("EIC") Abstract 27, "Revenues and Expenditures During the Pre-Operating Period", certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") of $306,143 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

  Share capital

  Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $33,349,455. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2001, 2002 and 2003.

  Foreign currency translation

  Under Canadian GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2001, 2002 and 2003, to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into Canadian dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed on the statement of shareholders equity under US GAAP.

  Consolidated statement of loss

  The application of Canadian GAAP would have the following effects on net loss as reported:

	2003	2002	2001
Net loss from continuing operations as reported in accordance with US GAAP	$ (4,392,282)	$ (31,169,442)	$ (12,264,171)
Adjustments:
Start-up costs adjustment	-	-	793
Start-up costs amortization	-	(182,667)	(62,518)
Fair value of stock options issued	(3,140,591)	-	-
Foreign exchange gain	(224,273)	42,088	1,601,573
Total adjustments	(3,364,864)	(140,579)	1,539,848
Net loss from continuing operations under Canadian GAAP	$ (7,757,146)	$ (31,310,021)	$ (10,724,323)
Loss from discontinued operations	-	(9,077,079)	(7,957,967)
Net loss under Canadian GAAP	$ (7,757,146)	$ (40,387,100)	$ (18,682,290)
Loss from continuing operations per share under Canadian GAAP	$ (0.20)	$ (0.83)	$ (0.29)
Loss from discontinued operations per share under Canadian GAAP	-	(0.24)	(0.21)
Loss per share under Canadian GAAP	$ (0.20)	$ (1.07)	$ (0.50)

  Shares outstanding used to compute per share figures under Canadian GAAP are as follows:

	2003	2002	2001
Weighted average number of shares	38,719,786	37,767,000	37,190,905

  Stock-based compensation

  Effective January 1, 2002, under Canadian GAAP, the Company is required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

  The Company has a stock-based compensation plan, which is described in note 10. Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

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

  In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation -Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

  Under the fair value method, the pro forma effect on the Company's net loss and net loss per share in 2002, is as follows:

Compensation Costs	Year ended December 31, 2002
Net loss under Canadian GAAP	$(40,387,100)
Add: Stock option expense	(604,477)
Net loss under Canadian GAAP, pro forma	$(40,991,577)
Basic net loss per share	$(1.07)
Add: Stock option expense	(0.02)
Basic net loss per share, pro forma	$(1.09)

  Consolidated balance sheets

  The application of Canadian GAAP would have the following effects on balance sheet items as reported:

Shareholders' Equity	2003	2002	2001
Shareholders' equity under Canadian GAAP, beginning of year	$ 5,360,949	$ 43,876,530	$ 59,663,140
Share capital issued and contributed surplus	4,831,957	1,871,519	2,895,680
Net loss from continuing operations under US GAAP	(4,392,282)	(31,169,442)	(12,264,171)
Net loss from discontinued operations under US GAAP	-	(9,077,079)	(7,957,967)
Adjustments to net loss for the year under Canadian GAAP	(3,364,864)	(140,579)	1,539,848
Shareholders' equity under Canadian GAAP, end of year	$ 2,435,760	$ 5,360,949	$ 43,876,530

  Intangible assets

  In accordance with the CICA Handbook sections 1581 and 3062, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively, are to be applied to any acquisition subsequent to June 30, 2001. Under the new accounting standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually. In accordance with Section 3062, the Company evaluated its goodwill and intangible assets for impairment at September 30, 2003 and determined that an impairment charge was not necessary. At September 30, 2002, it was determined that an impairment charge was necessary (note 7).

  The following table outlines the impact of the change in accounting policy, as if this change had been applied retroactively effective January 1, 2001.

Year ended December 31	2001
Net loss under Canadian GAAP	$(18,682,290)
Add: Goodwill amortization	1,083,407
Net loss under Canadian GAAP, pro forma	$(17,598,883)
Basic net loss per share, as previously reported	$(0.50)
Add: Goodwill amortization	0.03
Basic net loss per share, pro forma	$(0.47)

  New accounting standards

  The following guidelines issued by the CICA are not expected to impact the Company:

    In November 2003, the CICA approved an amendment to Section 3860, "Financial Instruments - Disclosure and Presentation," effective for fiscal years beginning on or after November 1, 2004.

    Accounting Guideline 15, "Consolidation of Variable Interest Entities" is effective for annual and interim periods beginning on or after January 1, 2004.

    Section 1100, "General Accounting Principles" is effective for years beginning on or after October 31, 2003.

    Section 1400, "General Standards of Financial Statement Presentation" is effective for years beginning on or after October 31, 2003.

  Canadian GAAP Financial Statements for The Years Ended December 31, 2002 and 2001

  The following financial statements for the years ended December 31, 2002 and 2001 are as previously disclosed in accordance with Canadian GAAP.

  Consolidated Balance Sheets

As at December 31	2002	2001

Assets
Current assets
Cash and cash equivalents	$5,342,771	$19,090,964
Short-term investments	-	8,577,503
Accounts receivable	4,480,800	2,752,262
Work-in-progress and inventory	153,975	509,298
Prepayments and deposits	1,110,492	909,388
	11,088,038	31,839,415

Notes receivable	3,155,200	-
Capital assets - net	2,033,738	3,160,008
Intangible assets - net	1,986,937	13,082,923
Investment in significantly influenced company	-	-
	$18,263,913	$48,082,346

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$6,706,687	$3,097,692
Deferred revenue	798,268	773,115
Note payable	5,206,080	-
Current portion of capital lease obligations	158,952	175,996
	12,869,987	4,046,803

Capital lease obligations	32,977	159,013
	12,902,964	4,205,816

Contingent liability and going concern

Shareholders' equity
Share capital	96,502,449	94,871,503
Contributed surplus	240,573	-
Deficit	(91,382,073)	(50,994,973)
	5,360,949	43,876,530
	$18,263,913	$48,082,346

  Consolidated Statements Of Loss And Deficit

Years ended December 31	2002	2001

Revenue
License and implementation fees	$10,166,562	$5,130,553
Other product revenue	3,037,035	248,351
	13,203,597	5,378,904

Cost of sales
License and implementation fees	394,749	1,412,123
Other	1,233,312	227,287
	1,628,061	1,639,410

Gross margin	11,575,536	3,739,494

Operating expenses

Selling general and administrative	(17,849,562)	(10,226,620)
Litigation and legal	(11,794,981)	(3,052,701)
Product research and development	(4,365,803)	(1,000,614)
Depreciation and amortization	(3,879,913)	(3,107,722)
Impairment of goodwill	(1,976,908)	-
Impairment of intangible assets	(2,424,694)	-
Foreign exchange gain	42,088	1,601,573

Operating loss before undernoted	(30,674,237)	(12,046,590)

Interest on long term debt	(139,046)	(50,744)
Other interest	(439,765)	(6,676)
Interest income and other income	286,429	1,553,973
Equity interest in loss of significantly influenced company	(343,402)	-
Loss from continuing operations before income taxes	(31,310,021)	(10,550,037)
Income taxes	-	(174,286)
Loss from continuing operations	(31,310,021)	(10,724,323)

Discontinued Operations
Loss from discontinued operations	(9,077,079)	(7,957,967)
Net loss	(40,387,100)	(18,682,290)
Deficit, beginning of year	(50,994,973)	(32,312,683)
Deficit, end of year	$(91,382,073)	$(50,994,973)

Basic and diluted loss from continuing operations per share	$(0.83)	$(0.29)
Loss from discontinued operations per share	(0.24)	(0.21)
Basic and diluted loss per share	$(1.07)	$(0.50)
Weighted average common shares	37,767,000	37,230,905
Common shares outstanding, end of period	37,914,250	37,544,650

  Consolidated Statements Of Cash Flows

Years ended December 31	2002	2001

Operating activities:
Net loss	$(31,310,021)	$(10,724,323)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194	(20,983)
Depreciation and amortization	3,879,913	3,107,722
Impairment of goodwill	1,976,908	-
Impairment of intangible assets	2,424,694
Interest expense	240,573	-
Equity in net loss of significantly influenced company	343,402	-
Funds applied to operations	(22,114,337)	(7,637,584)
Decrease in non-cash working capital	1,896,595	1,410,072
Cash flow applied to operations	(20,217,742)	(6,227,512)

Financing activities:
Proceeds from issuance of common shares	1,117,446	2,645,680
Issuance of note payable	5,127,910	-
Payment of capital lease obligations	(143,080)	(139,700)
	6,102,276	2,505,980

Investing activities:
Short-term investments	8,577,503	(8,577,503)
Purchase of capital assets	(1,060,012)	(642,137)
Proceeds from capital dispositions	50,964	118,321
Software development costs	(978,161)	(4,318,840)
Other deferred costs	(60,000)	(142,636)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)	-
Sale of subsidiary net of cash given up	(548,461)	-
	4,097,400	(13,562,795)

Discontinued operations	(3,730,127)	(10,516,575)

Net cash (outflow) inflow	(13,748,193)	(27,800,902)
Cash and cash equivalents, beginning of year	19,090,964	46,891,866
Cash and cash equivalents, end of year	$5,342,771	$19,090,964

Non cash financing activity
Equipment acquired under capital lease	$34,200	$83,695
Patent acquired through share issuance	$-	$250,000
Acquisition of subsidiary	$513,500	$-

Components of cash and cash equivalents
Cash	$5,342,771	$4,971,376
Cash equivalents	$-	$14,119,588

Supplemental cash flow information
Cash paid for interest	$136,888	$57,420
Cash paid for income taxes	$-	$174,286

  18.         Supplemental Financial Information

  Accounts payable and accrued liabilities

  The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	2003	2002
Trade accounts payable	$557,147	$979,246
Litigation and legal	2,628,034	3,961,939
Compensation	1,450,225	884,021
Other accrued liabilities	676,052	881,481
Total	$5,311,458	$6,706,687

  Non-cash working capital

  The following balances are included as part of non-cash working capital:

Non-cash working capital	2003	2002	2001
Accounts receivable	$ (770,195)	$ (1,745,637)	$ 513,039
Work-in-progress and inventory	153,975	242,856	(509,298)
Prepayments and deposits	592,945	(190,471)	334,721
Accounts payable and accrued liabilities	(1,395,229)	3,564,694	439,470
Deferred revenue	628,503	25,153	632,140
(Decrease) increase in non-cash working capital	$ (790,001)	$ 1,896,595	$ 1,410,072

  Loss per share

  In 2003, anti-dilutive stock options, warrants and performance based escrowed shares of 6,014,904 have been excluded in the calculation of diluted loss per share (2002 - 5,310,700; 2001 - 7,397,085).

  19.         Subsequent Events

  On January 2, 2004, the Company paid the final settlement cost instalment of US$0.75 million included as part of legal and litigation costs as at December 31, 2002 of US$0.75 million (note 2 and 13). The security provided under this agreement has been discharged.

  The Company has entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of $3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company will account for these options in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

  Item 19 - Exhibits

  The list of exhibits is included following the signature page hereto.

  SIGNATURE

  The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf.

ZI CORPORATION

Per:	"Dale Kearns"
Dale Kearns Chief Financial Officer

Date:	May 14, 2004

Per:	"Michael Donnell"
Michael Donnell President & Chief Executive Officer

Date:	May 14, 2004

  CERTIFICATION

  I, Dale Kearns, Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Zi Corporation;

2.

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a.

  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c.

  disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

  all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: May 14, 2004.
"Dale Kearns"
Dale Kearns Chief Financial Officer

  CERTIFICATION

  I, Michael D. Donnell, Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Zi Corporation;

2.

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a.

  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c.

  disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

  all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: May 14, 2004.
"Michael D. Donnell"
Michael D. Donnell Chief Executive Officer

  CERTIFICATION PURSUANT TO 18 U.S.C. SS.1350,

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the Annual Report, of Zi Corporation (the "Company") on Form 20-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof, I, Dale Kearns, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 14, 2004.
"Dale Kearns"
Dale Kearns Chief Financial Officer

  CERTIFICATION PURSUANT TO 18 U.S.C. SS.1350,

  AS ADOPTED PURSUANT TO

  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the Annual Report, of Zi Corporation (the "Company") on Form 20-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof, I Michael D. Donnell, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: May 14, 2004.
"Michael D. Donnell"
Michael D. Donnell Chief Executive Officer

  ANNUAL REPORT ON FORM 20-F
  for the year ended
  December 31, 2003

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

4.4+	Share Purchase Agreement dated June 15, 2000 among certain shareholders, Zi Corporation and EnglishPractice.com Inc. (Previously filed as Exhibit 3.3)
4.5+	Employment Agreement dated December 31, 1999, as amended, between Zi Corporation and Michael Lobsinger. (Previously filed as Exhibit 3.4)
4.6+	Employment Agreement dated January 21, 2000, as amended, between Zi Corporation and Gary Kovacs. (Previously filed as Exhibit 3.5)
4.7+	Employment Agreement dated February 5, 2001 between Zi Corporation of America, Inc. and Roland Williams. (Previously filed as Exhibit 3.6)

4.8+	Employment Agreement dated February 9, 2000, as amended, between Zi Corporation and George C. Tai. (Previously filed as Exhibit 3.7)
4.9**	Employment Agreement dated March 22, 2001 between Zi Corporation (H.K.) Limited and David Yang. (Previously filed as Exhibit 4.9)
4.10+	Agreement of Frontpage and Photoshop training between Ericsson (China) Co., Ltd. and Beijing Education Network System Co., Ltd., dated March 5, 2001. (Previously filed as Exhibit 3.8)
4.11+	Software Agency Agreement between IVT International Validation and Testing Corporation and Telecom Technology Centre Company Ltd., dated August 1, 2000. (Previously filed as Exhibit 3.9)
4.12**	Share and Loan Purchase Agreement dated March 18, 2002 among MagicVision Media Inc., All of the Shareholders of MagicVision Media Inc. and named Key Employees. (Previously filed as Exhibit 4.12)
4.13**	Zi Corporation Amended 1999 Stock Option Plan approved by shareholders at the Annual General Meeting on June 5, 2002. (Previously filed as Exhibit 4.13)
4.14 #	Zi Corporation 1996, 1998 and 1999 Stock Option Plans as amended (previously filed on Form S-8)
4.15**	Consulting Agreement, dated September 26, 2001, between The Balloch Group Ltd. And Zi Corporation (H.K.) Ltd. (Previously filed as Exhibit 4.15)
4.16 #	Letter agreement dated November 20, 2002 between Telecom Technology Corporation Limited and Wong's Electronic (Holdings) Company Limited. (previously filed as Exhibit 4.16)
4.17 #

  Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc. (Portions of this exhibit have been redacted, omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (previously filed as Exhibit 4.17)

4.18 #

  Consent Judgement Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division. (previously filed as Exhibit 4.18)

4.19 #	Loan Agreement dated December 5, 2002 between Quest Investment Corporation and Zi Corporation. (previously filed as Exhibit 4.19)
4.20 #	Loan Amendment Agreement dated March 19, 2003 between Quest Investment Corporation and Zi Corporation. (previously filed as Exhibit 4.20)
4.21#

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

4.22 #	Second Loan Amendment Agreement dated April 30, 2003 between Quest Investment Corporation and Zi Corporation. (previously filed as Exhibit 4.22)
4.23 #	Loan Agreement dated May 7, 2003 between Quest Investment Corporation and Zi Corporation. (previously filed as Exhibit 4.23)
4.24	Employment Agreement dated July 23, 2003, between Zi Corporation and Mike Donnell
4.25	Form of Subscription Agreements pursuant to a U.S. $2,000,000 private placement of 1,000,000 units at US$2.00 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one additional common share until May 31, 2006 upon payment of US$2.25. The private placement was completed on June 19, 2003 (1,000,000 units).
4.26	Amending Agreement dated March 31, 2004, (re Employment Agreement dated December 31, 1999, between Zi Corporation and Michael Lobsinger).
4.27	Margin Account Agreement dated December 8, 2003 between Jones, Gable & Company Limited and Zi Corporation
8.1	List of Subsidiaries (included in Item 4)

10.1	Management Information Circular dated April 15, 2004. (Previously filed on Form 6-K)
10.2	2003 Annual Report. (Previously filed on Form 6-K)
10.3	Officers Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002.
10.4	Officers Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002.
10.5	Section 906 Certification by Dale Kearns, Chief Financial Officer dated May 14, 2004.
10.6	Section 906 Certification by Michael Donnell, Chief Executive Officer dated May 14, 2004.
14	Independent Auditors' Consent

  * Previously filed on Form 20-F Annual Report for December 31, 1999.

  + Previously filed on Form 20-F Annual Report for December 31, 2000.

  ** Previously filed on Form 20-F Annual Report for December 31, 2001.

  # Previously filed on Form 20-F Annual Report for December 31, 2002

  INDEPENDENT AUDITORS' REPORT

  To the Shareholders of Zi Corporation

  We have audited the consolidated financial statements of Zi Corporation as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our reports thereon dated February 27, 2004; such financial statements and reports are included in the 2003 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation.  This financial statement schedule is the responsibility of the Company's management.  Our responsibility is to express an opinion on this financial statement schedule based on our audits.  In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

  /s/ Deloitte & Touche LLP

Chartered Accountants Calgary, Alberta, Canada February 27, 2004

  Schedule II - Valuation and Qualifying Accounts

Allowance for doubtful accounts	Balance at beginning of year	Charged to costs and expenses	Deductions	Balance at end of year
Year ended December 31, 2003	$389,765	$268,391	-	$658,156
Year ended December 31, 2002	-	$389,765	-	$389,765
Year ended December 31, 2001	-	-	-	-