Form 20-F
period 2004-12-31
ZI CORP
filed 2005-04-05
CIK 922658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004.

45,225,190 Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

	☐ Item 17	☒ Item 18

A.	Directors and Senior Management	56

Stock Options		60

Long-term Incentive Plans		62

Stock Appreciation Rights and Restricted Shares		62

Stock Option and SAR Repricing		62

Pension and Retirement Plans and Payments made upon Termination of Employment		62

Employment Contracts		62

B.	Board Practices	65

C.	Employees	68

D.	Share Ownership	69

Purpose of Plans		70

Eligibility		70

Administration of the Plans		71

Amendment of the Plans		71

Necessary Approvals		71

Adjustment in Shares Subject to the Plan		71

Item 7 - Major Shareholders and Related Party Transactions		73

A.	Major Shareholders	73

B.	Related Party Transactions	74

C.	Interests of Experts and Counsel	75

Item 8 - Financial Information		75

A.	Consolidated Statements and Other Financial Information	75

B.	Significant Changes	78

Item 9 - The Offer and Listing		78

A.	Offer and Listing Details - Stock Price History	78

B.	Plan of Distribution

C.	Markets	80

D.	Selling Shareholders	80

E.	Dilution	80

F.	Expenses of the Issue	80

Item 10 - Additional Information		80

A.	Share Capital	80

B.	Memorandum and Articles of Association	80

C.	Material Contracts	86

D.	Exchange Controls	86

E.	Taxation	87

F.	Dividends and Paying Agents	91

G.	Statement by Experts	91

H.	Documents on Display	91

I.	Subsidiary Information	92

Item 11 - Quantitative and Qualitative Disclosure About Market Risk		92

A.	Financial Instruments	92

B.	Foreign Currency	93

Item 12 - Description of Securities Other than Equity Securities		93

Part II

Item 13 - Defaults, Dividend Arrearages and Delinquencies		93

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds		93

Item 15 - Controls and Procedures		93

Item 16 - [Reserved]		94

Item 16A - Audit committee financial expert		94

Item 16B - Code of Ethics		94

Item 16C - Principal Accountant Fees and Services		95

PART I

Introduction

Zi Corporation is a corporation incorporated under the laws of the province of Alberta, Canada and is referred to in this document, together with its subsidiaries, as “Zi” or the “Company”. Unless the context otherwise indicates, use of “we”, “us”, “our” and like terms refers to the Company.

Trademarks or trade names of Zi used in this document include, but are not limited to: Zi®, eZiText®, eZiNet™, eZiTap™, Qix™, Decuma®, Zi Services™, Oztime™ and EnglishPractice™. Each trademark, trade name or service mark of any other company appearing in this document belongs to its holder. Zi has obtained registered status on its “eZiText” trademark in the United States, Canada, Australia and in parts of Asia and Europe and registration is pending in China. The wordmark, “Zi”, is registered in Canada, China, Japan, the United States, Singapore, Taiwan and Korea.

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented in United States dollars unless otherwise indicated. All references in this Form 20-F to financial information concerning the Company refer to such information in accordance with US GAAP and all dollar amounts in this Form 20-F are in United States dollars unless otherwise indicated. Prior to the preparation of the consolidated financial statements for the year ended December 31, 2003, the consolidated financial statements of Zi Corporation were prepared in accordance with Canadian GAAP with an annual reconciliation of the Company’s financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of users, who are in the United States, effective December 31, 2003, the Company began reporting its financial position, results of operation and cash flows under U.S. GAAP in its consolidated financial statements. The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 16 to the consolidated financial statements. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars. The comparative amounts in this Form 20-F have been restated to US dollars.

On March 23, 2005, the exchange rate for the United States of America (“US”) dollar was $0.8242 = CDN$1.00. Please see Item 3 - Key Information - Selected Financial Data for more detailed US dollar to Canadian dollar exchange rate information.

In this document, we may provide cross-references relevant to the information being provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this document that may relate to the disclosure in question.

Forward Looking Information

This Form 20-F annual report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Shareholders can identify these forward looking statements when they see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, the following: our history of operating losses and uncertainty of future profitability; the possible impact of future financings; uncertainty as to the degree of and continuing market acceptance of our products and services; uncertainties relating to product development; risks associated with the number, amount and timing of new product introductions; uncertainty regarding patents, proprietary rights and software piracy; variability in customer demand; our dependence on third party performance under marketing and licensing arrangements; risks associated with the contingent nature of continued performance under major sales contracts; rapid technological change and competition; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the potential for adverse developments in pending litigation; risks associated with the settlement of a US patent infringement lawsuit; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation, particularly in the People’s Republic of China (“PRC” or “China”); adverse changes in general business conditions in any of the countries in which we do business; changes in our size and structure; the effectiveness of our management and our strategic relationships, investment risks associated with our e-Learning investments and other risks and uncertainties described under “Item 3 - Key Information - Risk Factors” and elsewhere in this report.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. Except as required by law we do not undertake to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

A.             Selected Financial Data

The following table summarizes certain of our selected financial information (stated in thousands of US dollars) prepared in accordance with US GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2000 through the fiscal year ended December 31, 2004, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings “Item 5 - Operating and Financial Review and Prospects” and “Item 18 - Financial Statements”. The consolidated statements of loss information for fiscal years 2000 and 2001, and the consolidated balance sheet information as of December 31, 2000, December 31, 2001 and December 31, 2002, as set forth below, have been derived from audited Consolidated Financial Statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2000 throughout the fiscal year ended December 31, 2004.

	2004	2003	2002	2001	2000
	(in thousands of US dollars except per share data)
Revenue from continuing operations	13,403	10,603	8,416	3,418	4,419
Operating loss from continuing operations (1)	(2,460)	(2,336)	(19,246)	(8,934)	(6,227)
Operating loss from continuing operations per share	(0.06)	(0.08)	(0.52)	(0.24)	(0.17)
Net loss from continuing operations (1)	(2,388)	(2,931)	(19,498)	(8,081)	(4,013)
Net loss from continuing operations per share	(0.06)	(0.08)	(0.52)	(0.22)	(0.11)
Net loss (2)	(2,388)	(2,931)	(25,206)	(13,224)	(8,512)
Net loss and diluted net loss per share	(0.06)	(0.08)	(0.67)	(0.36)	(0.23)
Total assets	21,699	10,686	11,870	30,167	41,772
Capital stock	108,139	94,559	91,165	89,966	88,099
Accumulated deficit and other comprehensive income	(92,391)	(90,278)	(87,510)	(62,462)	(48,490)
Net assets	15,749	4,281	3,655	27,504	39,609
Outstanding shares, in thousands	45,225	39,372	37,914	37,544	36,991

(1) 2002 operating and net loss from continuing operations includes litigation and judgement costs of $7.1 million and impairment of intangible assets of $2.9 million. 2004 operating and net loss from continuing operations includes a $2.0 million impairment charge relating to a note receivable.

(2) 2002 net loss includes loss from discontinued operations of $5.7 million (2001 - $5.1 million; 2000 - $4.5 million)

Currency and Exchange Rates

The following table sets out the exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods):

	US Dollars Per One Canadian Dollar Year Ended December 31
	2004	2003	2002	2001	2000
End of period	0.8319	0.7713	0.6339	0.6275	0.6666
Average for the period	0.7685	0.7158	0.6369	0.6461	0.6740

The following table sets out the high and low exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	US Dollars per One Canadian Dollar
	September 2004	October 2004	November 2004	December 2004	January 2005	February 2005
High for the month	0.7855	0.8201	0.8493	0.8435	0.8346	0.8134
Low for the month	0.7651	0.7858	0.8155	0.8064	0.8050	0.7961

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 23, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollar into Canadian dollars was US$1.00 = CDN$1.2133.

B.             Capitalization and Indebtedness

Not applicable.

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control. Shareholders should carefully consider the risks described below before purchasing our Company’s common shares. The occurrence of any of the following events could harm us. If these events occur, the trading price of our Company’s common shares could decline, and shareholders may lose all or part of their investment.

We have incurred net losses to date and may not become profitable.

Our Company has a limited history of operating profits. Our consolidated net losses totalled $2.4 million in our fiscal year ended December 31, 2004, $2.9 million in our fiscal year ended December 31, 2003, and $25.2 million in our fiscal year ended December 31, 2002. As of December 31, 2004, our accumulated deficit was $91.9 million. While we have recently been able to generate quarterly operating profits, net losses may continue. We face significant and potentially costly challenges in simultaneously pursuing key research and development goals and attracting customers for our products and services.

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

The price of our common shares and our ability to access capital markets may be affected by Lancer’s ownership of our common shares.

In August 2003 we became aware of information that suggested a group of funds, including Lancer Partners LP and Lancer Offshore Inc. (collectively, the “Lancer Funds”), had accumulated a significant percentage of our outstanding common shares. This information followed the appointment in July 2003 of a receiver for the Lancer Funds who was appointed as a result of an SEC enforcement proceeding which alleged securities law violations by the management of the Lancer Funds. In December 2003, we learned through Lancer Funds’ regulatory disclosure that the Lancer Funds’ ownership amounted to approximately 49% of our outstanding shares. While the enforcement proceeding did not allege wrongdoing in connection with our common shares or any of the affairs of the company, the accumulation was done in apparent violation of U.S. and Canadian securities laws, and without our knowledge or assistance. We believe we may be adversely affected in the following ways:

▪	the price of our common shares may have been affected by periodic news reports relating to the legal proceedings affecting the Lancer Funds;
▪
Certain investors have been reluctant to invest in our securities due to uncertainties regarding potential market or other sales or distributions of Zi common shares by the receiver for the Lancer Funds;

▪	The Company’s ability to raise capital has and may continue to require the cooperation of the Lancer Funds through lock up agreements or other similar requirements.

There can be no assurance that our share price or our access to the capital markets will not continue to be affected by the Lancer Fund’s ownership of our common shares.

We operate in a new and developing market and we may not be able to sustain the rapid development required in our industry to remain competitive.

The development of our input technology market depends upon:

▪	the growth of third party applications incorporating our products and technologies;
▪	the demand for new applications;
▪	the ability of our products and technologies to meet and adapt to these needs; and
▪	continuing price and performance improvements in hardware and software technology to reduce the cost and increase the performance of products incorporating our products and technologies.

These markets may not develop further and the current level of market acceptance of our products may decrease or may not be sustainable. We must adapt to rapid changes in technology and customer requirements to remain competitive.

The market for our products has been characterized by:

▪	rapid technological change;
▪	frequent product introductions; and
▪	evolving customer requirements.

We believe that these trends will continue into the foreseeable future. Our success will depend, in part, upon our ability to:

▪	enhance our existing products;
▪	successfully develop new products or additional localized versions that meet increasingly demanding customer requirements; and
▪	gain market acceptance.

To achieve these goals, we will need to continue to make substantial investments in product development and marketing. We may not:

▪	have sufficient resources to make these investments;
▪	be successful in developing product enhancements or new products on a timely basis, if at all; or
▪	be able to successfully market these enhancements and new products once developed.

Further, our products may be rendered obsolete or uncompetitive by new industry standards, changing technology or developments by competitors.

If the market for our products does not develop on a continuing and sustainable basis, our financial position may be adversely impacted and could include recording additional impairment charges on the value of capitalized software development costs.

We operate in an intensely competitive environment and there can be no assurance that we can compete successfully or gain market acceptance.

The software industry is intensely competitive and is characterized by rapid technological advances, evolving industry standards and technological obsolescence. Other corporations with greater financial and technical resources and larger marketing organizations could enter the market and pose a potential threat if they can develop technologies and products that can rival those developed by us or under license to us. We understand that major Asian and North American software and technology companies engage in development of input or other interface software. Our actual or potential input technology competitors include, but are not limited to: Motorola; AOL Time Warner (“AOL”); Nokia; OpenWave; Apple; Microsoft; Research in Motion, Digit Wireless (Fastap), Scansoft, CIC, PenReader, Vision Objects, TealPoint in Latin languages, PenPower and HanWang. Many of our competitors have longer operating histories and have greater financial, technical, sales, marketing and other resources. To a great extent, our ability to compete will depend on such factors as product features, technical superiority, ease of use, price, quality, technical support and services, product development capabilities, marketing, distribution channels, and ability to meet delivery schedules. There can be no assurance that our products and services can compete successfully or gain market acceptance.

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

We rely on large and small OEM customers to adopt our technology and our financial success may be affected if these OEMs either do not implement our technology or suffer their own financial hardships.

Our royalty and licensing fee-based revenues depend in substantial part on our ability to successfully integrate and maintain compatibility of our technology with the applications of our original equipment manufacturer (“OEM”) customers. Because the Zi Technology business relies heavily on third party integration of our technology into OEM customer products, lead time to revenue recognition is longer than software products directly released into consumer channels. Purchase of our products by OEM customers often requires significant expenditure of time and resources by the OEMs. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of our products and technologies. During this evaluation period, we may expend substantial sales, marketing and management resources.

Furthermore, our products and technologies sold and integrated into customer applications are subject to both customer production schedules and customer success in marketing the products and generating product sales. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays. We may not be successful in continuing to be selected as the language enabling technology for these OEMs, and the failure to be selected by our OEM customers would have a material adverse effect on our sales. In addition, the resolution of a patent infringement claim restricts the Company and its affiliates from using and selling certain no-longer distributed earlier versions of eZiText for Latin-based languages in the United States. Furthermore, due to our royalty-based revenue model, the failure of our key OEMs to achieve market acceptance of products incorporating our software could have a material adverse effect on our business, operating results and financial condition.

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

Some of our major direct customers are not profitable and are subject to reduced demand for products and services currently affecting the telecommunications industry. In 2004, 2003 and 2002 we derived 34, 26 and 25 percent respectively, of our total revenue from two customers. We believe that revenue derived from current and future customers who dominate handset phone manufacturing will continue to represent a significant portion of our total revenue for our technologies. Our inability to continue to secure and maintain a sufficient number of contracts from such dominant OEM players would have a material adverse effect on our business, financial condition, operating results and cash flows derived from our technologies. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions. Moreover, certain of our key OEM licenses are at the end of their license terms and it is uncertain whether we will be successful in negotiating renewals with these customers.

Our overall market breadth for language input products and services may be constrained by:

•	the increasing market share of major handset industry leaders;
•	the influence of software integrators and platform suppliers in serving new OEMs with pre-packaged solutions; and
•	consolidation among the OEM customer base.

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

As described in Item 4 - Information on the Company - Intellectual Property Litigation, the Company and America Online Inc. (“AOL”) settled a judgment under a U.S. based litigation by a written settlement agreement dated December 6, 2002. Under the settlement agreement, the Company consented to, inter alia, an injunction under the Consent Judgement which prohibits the sale or use in the United States of earlier versions of the Company’s eZiText product which are not currently sold or offered for sale or used by the Company in the United States. This injunction does not apply to or prohibit the sale or use of such earlier versions of the Company’s eZiText product in countries other than the United States. In the ordinary course of business, the Company, Tegic and others seek to protect their intellectual property in various countries and jurisdictions through administrative proceedings and civil litigation. The settlement of the Tegic lawsuit dealt only with certain patent infringement claims in the United States. There can be no assurance that we will be successful in various challenges we have filed in respect of certain of Tegic’s patent claims outside of the United States. The outcome of any of these proceedings, if determined adversely, raises the possibility that additional civil action could follow.

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

The Company’s existing product portfolio is limited. Our financial success relies substantially on this limited number of products. Failure to innovate, develop and integrate new products into our existing product lines, in addition to enhancing the performance and functionality of existing products, could result in the Company failing to achieve financial success.

We depend on our key personnel and failure to attract and retain these people could have a negative impact on our operations.

Our success will be dependent, in part, on the performance of our personnel who develop our technology and manage our business. We have personnel that we believe are competent in the development of our technology, services and software related products and have endeavoured to hire and retain qualified managerial and technology development services people for the development and expansion of the Zi Technology business. Nevertheless, failure to retain their expertise or to attract and retain key personnel with necessary technological and marketing skills, in addition to Mike Donnell, President and Chief Executive Officer, Milos Djokovic, Chief Operating Officer and Chief Technical Officer, Glen Morgan, Senior Vice President Global Sales & Marketing and Dale Kearns, Chief Financial Officer, could have a materially adverse effect upon our ability to grow and operate profitably.

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

Our global business may be materially adversely affected by:

▪	political and economic changes and disruptions in the countries into which we sell products or have operations;
▪	limits on repatriation of earnings;
▪	changes in various regulatory requirements and the cost of compliance with a wide variety of laws;
▪	difficulties in enforcing contracts;
▪	difficulties in protecting intellectual property
▪	governmental currency controls;
▪	export/import controls;
▪	tariff regulations and other trade barriers;
▪	costs and risks of localizing products for foreign countries;
▪	difficulties in staffing and managing operations in multiple locations in many countries;
▪	greater difficulties in trade accounts receivable collection; or
▪	possible adverse tax consequences.

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

We may need additional capital to support our operations and future growth.

We may require capital to finance the continued growth of operations. To date, we have financed the majority of our growth largely through private placements of common shares. As of February 28, 2005, our cash position was approximately $15.3 million. Unless our cash flow from operations is sufficient to meet our operating capital requirements, any shortfall must be covered by our cash position, the sale of securities or through other forms of third party financing. We believe our current cash resources will be adequate to support our existing business activities assuming stable revenue and absent unexpected costs or expenses. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. However, we may still require additional financing to support our product expansion or continued operations. There can be no assurance that sufficient financing will continue to be available to sustain our operations and growth, to develop new and existing markets or to complete development of products that fully exploit our owned or licensed technologies. Failure to obtain adequate additional financing on a timely basis could have a material adverse effect on our business.

Our quarterly results are subject to fluctuations which could negatively affect our financial results.

We have experienced, and are likely to continue to experience, significant fluctuations in quarterly operating results caused by many factors. These factors include:

▪	dependence on the market acceptance and sales of our licensees’ products in which our technologies are embedded;
▪	seasonality of sales of our licensees’ products;
▪	changes in the demand for our technology;
▪	the introduction or enhancement of products and services by us and our competitors and market acceptance of those enhancements or products;
▪	delays in the introduction of products or enhancements by us or our competitors;
▪	the timing of significant orders, delivery and implementation of our products;
▪	the gain or loss of any significant customer;
▪	changes in our pricing policies or those of our competitors;
▪	the mix of distribution channels through which products are sold and the mix of products and services sold;
▪	the mix of international and North American revenues;
▪	exchange rate fluctuations;
▪	the timing of any acquisitions and related costs;
▪	foreign currency exchange rates and general economic conditions; and
▪	legal and other costs associated with defence and resolution of patent infringement claims.

In addition, there are several factors that could cause material fluctuations in our revenues from quarter to quarter, including:

▪	the size and timing of individual license transactions by our customers;
▪	the potential for delay or deferral of customer implementation of our technology;
▪	the terms of future licensing arrangements between us and our customers;
▪	inaccuracies in reporting of royalties and license fees by customers;
▪	geopolitical events;
▪	world health factors; and
▪	credit risks such as bankruptcies or other economic hardships affecting any of our customers.

In addition, our new license revenue and results of operations may fluctuate on a quarterly and annual basis in the future as a result of a number of factors, many of which are outside of our control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new produces by us or our competitors. If our revenues or operating results fall below the expectations of financial analysts of investors, the trading price of our common shares could fall.

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

A significant portion of our expenses have been, and will likely continue to be, incurred or generated in currencies other than the U.S. dollars, principally the Canadian dollar, Hong Kong dollar, Chinese renminbi and Swedish kormas. Our results are reported in U.S. dollars. Accordingly, fluctuations in exchange rates have a material effect on our results of operations. To date, we have not engaged in foreign currency exchange rate hedging activities. If we implement hedging techniques in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities. Conversion of the Chinese renminbi to other currencies is subject to approval by the government of China. Foreign exchange gains or losses for the past three years have been: a gain of $275,834, a gain of $162,453, and a gain of $158,641 in each of 2004, 2003 and 2002, respectively.

Acquisitions of companies or technologies may result in disruptions to our business

As part of our business strategy, we may acquire assets and businesses principally relating or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

▪	exposure to unknown liabilities of acquired companies;
▪	higher than anticipated acquisition costs and expenses;
▪	effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;
▪	the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target corporation is in a geographically distant location;
▪	disruption of our ongoing business;
▪	diversion of management's time and attention;
▪	failure to enhance our financial and strategic position by the unsuccessful incorporation of acquired technology;
▪	the inability to implement uniform standards, controls, procedures and policies;
▪	loss of key employees and customers as a result of changes in management;
▪	the incurrence of amortization expenses; and
▪	possible dilution to our shareholders.

We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

Further, the per share value of common shares held by our existing shareholders may be diluted if equity securities are issued by us in connection with any acquisition. If acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash and cash equivalents. Acquisition financing may not be available on acceptable terms, if at all.

We may not be able to realize value from our investments in Oztime and Magic Lantern Group.

We have material investments in two e-Learning businesses, our wholly-owned subsidiary, Oztime, and Magic Lantern Group, Inc., the latter of which is an AMEX-listed company of which we own approximately 43% of its outstanding shares. During 2003 we determined to concentrate on our core Zi Technology business unit. As part of this strategy, we regularly consider the monetization of the e-Learning investments, consistent with maximization of value to the Company and our shareholders. Market and industry conditions may limit our ability to achieve these goals. We have written off the carrying value of these investments but we have invested significant sums and would like to realize the value from such investments. As a result, we may invest additional resources in order to preserve their value. There can be no assurance that we will be able to realize value from our affiliates.

As a non-US corporation, it may be difficult for shareholders to pursue claims under US securities laws against us.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that we are incorporated under the laws of Alberta, Canada, that the independent registered chartered accountants who have audited our financial statements and some or all of our directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of our assets and said persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Item 4 - Information on the Company

A.             History and Development of the Company

Our head and principal office is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2, our telephone number is (403) 233-8875 and our facsimile number is (403) 233-8878. Our common shares are listed on the Toronto Stock Exchange under the symbol “ZIC” and on the NASDAQ National Market under the symbol “ZICA”.

We were incorporated under the Business Corporations Act (Alberta) in Alberta, Canada on December 4, 1987 as Cancom Ventures Inc. In June, 1990, we changed our name to Multi-Corp Inc. and thereafter changed our name to Zi Corporation in June, 1997.

From 1993 to 1997, we were active in pursuing opportunities in the telecommunications industry, purchasing and ultimately disposing of several privately held companies involved in the telecommunications business. In one of these acquisitions, we acquired all of the shares in the capital of Miami International Gateway, Inc. (“MIG”), a US-based company engaged in the telecommunications business. The MIG acquisition cost was $1,286,000, of which $245,818 was paid in cash and 350,000 common shares at a deemed price of CDN$3.95 per share. In March, 1997, we sold all of the shares in MIG to Custom Technology Communication, a private Florida based company. From 1994 to 1998, we provided limited translation services from our office in Hong Kong for Chinese-to-English and English-to-Chinese using the translation capability of the Chappell/Yates Translation Technology described below. We discontinued translation services in 1998.

During 1996 and 1997, we offered consulting services to companies in North America seeking to use the Internet to market their products and services. This Internet consulting service ceased operations in 1997.

From March 1997 to February 1998, we also provided Internet web development services in conjunction with carrying on our present business.

Acquisition of Input Technology

Effective November, 1993, we acquired three licenses relating to certain computer software, word processing software and language translation technology known respectively, as the “Jiejing Input System”, the “Zitong Input System” and the “Chappell/Yates Translation Technology” (collectively, referred to as the “Jiejing Licenses”).

In consideration for the Jiejing Licenses, we issued 5,000,000 common shares to the vendors, all of which were placed in escrow pursuant to a performance escrow agreement. The escrow agreement stipulated, among other things, that the common shares would be earned out on the basis of one common share for each CDN$0.10 of net cash flow in excess of CDN$500,000 whenever earned. In addition to the 5,000,000 common shares, we paid acquisition fees of $400,000 to the owners of the Jiejing Licenses.

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

Consideration given by us for acquiring the technology underlying the Jiejing Licenses was the accelerated release of 4,525,000 of our common shares, previously issued and held in escrow. In return for the accelerated release of these common shares from escrow, the vendors of the technology:

▪	assigned all rights to and ownership of such technology, subject to the exclusion outlined below;
▪	agreed to the cancellation of 475,000 common shares previously issued and outstanding under the escrow terms and conditions;
▪	forgave outstanding license fees due and payable at December 31, 1997; and
▪	terminated the Jiejing Licenses.

The acquisition of the rights to the Jiejing Licenses was subject to one exclusion which permitted the use of the “Jiejing Input System” in a proprietary language teaching method used only to teach Mandarin Chinese. Winbo Mark Limited and Chlorine Investments Limited (doing business as Mach Mandarin Limited in Hong Kong), have an exclusive worldwide license to use the “Jiejing Input System” technology in a specific proprietary language teaching software product. Under the terms of the license, this software cannot be commercially sold, but may only be used for face-to-face personal classroom teaching specifically for the Mandarin Chinese dialect to non-Chinese speaking persons. These companies also have a non-exclusive license to use certain components of the “Jiejing Input System” technology and word processor components.

On December 17, 1997, we acquired full ownership rights to United States patent number 5,109,352 (the “352 Patent” or the “O’Dell Patent”) which is entitled “System For Encoding A Collection Of Ideographic Characters”. The 352 Patent can be generally described as a computer input system for Chinese and Japanese characters where the different strokes for composing the characters are classified into different groups, each identified by a code number. The string of code numbers representing each character follows exactly a traditional writing sequence of the character from the very first stroke to the end of the string of code numbers. The computer usually identifies the character before the entire writing sequence is completed. Certain aspects of our eZiText products are based on the intellectual property covered under the 352 Patent.

On December 25, 2001, Taiwanese patent No. NI139820 was issued to the Company. In January 2003, Chinese patent ZL99-1-00625.9, “Method and Apparatus of Chinese Character Text Input,” was issued to the Company. These patents protect the unique implementation of our Chinese language input technology on cellular phones and other wireless devices and, in particular, protect those combinations of elements which are of particular help to a user in improving the speed of text creation. The Company was also granted an equivalent of this patent in Hong Kong as patent number HK1020216 on August 22, 2003. In addition, the Company has a number of patent applications pending in the United States and Europe based on ideographic language input networks and software utilities which use text as a key part of their operation.

The Company has received allowances of patents in Europe and China with respect to technology that enables a user to not only select the stroke category as described in the O’Dell patent but to also place that stroke in the desired relative position in a character being created. This increases the speed of input and allows inexperienced users to approach the desired character more quickly without having to search a long list of candidates. This is much simpler than full handwriting recognition and is compatible with low resource computing environments typical of the cellular telephone market.

Acquisition of Oztime

In October 1999, we acquired all of the shares of 845162 Alberta Ltd. (“845”) from Oz New Media Inc. (“ONM”) in consideration for 100,000 of our common shares issued from treasury. Immediately prior to this acquisition, ONM caused the sale, assignment and transfer of the five percent interest in Beijing Oz Education Network System Co. Ltd. (“Beijing Oz”) (a People’s Republic of China joint venture company formed under the People’s Republic of China Foreign-Invested Business Act) held by Beijing Senmo Ltd. (“Senmo”) to ONM. ONM subsequently sold, assigned and transferred its resulting 100 percent interest in Beijing Oz to 845, making representations and warranties to Zi of the validity of such actions. In addition, we also advanced $375,000 for, and on behalf of, Beijing Oz to pay the balance of the registered capital investment required under the joint venture contract that was entered into to form Beijing Oz.

Since the purchase of Beijing Oz, we learned that the sale, assignment and transfer of the five percent interest held by Senmo to ONM was not properly registered with applicable authorities in China. This resulted in a dispute with Senmo as to the registration of such sale, assignment and transfer. Due to this dispute, Beijing Oz was technically registered in China as a PRC joint venture company, having five percent ownership by Senmo.

In order to address this situation, on July 31, 2001, the Company caused one of its subsidiaries to incorporate Beijing Oztime Education & Network Technology Co., Ltd. (“Oztime”), a Wholly Foreign Owned Enterprise formed under the laws of the People’s Republic of China. Since this event, all substantive business, including product and business development, has been carried out through this new entity, which is intended to mitigate possible consequences of the lack of proper Chinese registration of the Company’s interest in Beijing Oz. Beijing Oz is currently inactive and carries on no business operations in China. We received confirmation in 2003 that Beijing Oz has now been officially dissolved.

Concurrent with the acquisition, 845 entered into a license agreement (the “845 License”) with ONM under which 845 was appointed as the exclusive distributor and manufacturer of the following software products in China, Japan, Korea, Taiwan, Singapore, Malaysia and Thailand (the “Territory”): (i) Career Options On-Line, an online educational product developed by ONM for The Alberta Education Career and Technology Studies Curriculum; (ii) English as a Second Language, an online educational product developed by ONM for the Chinese market; and (iii) On-Line Webstories for Learning, an online educational product addressing the language arts grades 3 and 4 literacy curriculum for the United Kingdom (the foregoing products hereinafter collectively referred to as the “Products”). Singapore and Thailand are specifically excluded from the Territory in respect of on-line webstories for learning. ONM granted 845, among other things, the exclusive right to use, market, promote, distribute, sell, sublicense, manufacture and modify the products and to use the intellectual property within the Territory and to bundle the products with other computer programs of 845. The 845 License is for a term of 50 years.

We and ONM also entered into an option agreement (the “Option”) under which we were granted an irrevocable option to purchase all of the assets of ONM for a purchase price of $5,000,000 exercisable at any time on or before December 13, 1999. We did not exercise the option which has now expired.

Acquisition of EnglishPractice Inc.

On June 15, 2000, we acquired all of the outstanding shares of EnglishPractice.com Inc., which subsequently changed its name to EnglishPractice Inc. (“EPI”), an online content and services host for English as a Second Language (“ESL”) training. EPI was acquired primarily to complement Oztime’s education portal business and provide ESL content, with the possibility of EPI independently earning revenues based upon a dotcom business model. We acquired EPI in exchange for $226,000 cash and 250,000 of our common shares. We also agreed to commit up to CDN$1.0 million (“EPI Funding Commitments”) in further funding to assist in achieving certain revenue milestones. Of the shares we issued as consideration, 80,000 Zi shares were issued to the EPI founders upon closing and the remainder were escrowed pending achievement of the revenue milestones. Certain of the EPI founders were retained as employees as part of the acquisition.

EPI owns two proprietary software products: (i) The Lesson Manager; and (ii) The Content Generator. The Lesson Manager allows teachers to enter questions and quizzes through a user friendly interface and the Content Generator converts the content entered into Java applications and corresponding HTML pages. EPI had over 570,000 users and over 6 million page views per month at the time of acquisition. EPI’s revenue model was based on growing and leveraging its user base to receive revenues from advertising, sponsorship, pay per use, subscription and e-commerce opportunities. This revenue model has not proven to be effective and revenue streams have not developed since acquisition. We do not believe that EPI will contribute any material revenues to us in the future as a stand alone entity. As a result, EPI content and software products have been integrated into Oztime’s education portal business.

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

In late 2001, the EPI operations were moved from Calgary to share offices with Oztime in Beijing and EPI’s technology and business has been integrated into Oztime’s business plan. See Item 4 - Information on the Company - B. Business Overview.

Acquisition of Assets of Decuma AB

On January 26, 2005 the Company acquired the assets of handwriting recognition software specialists Decuma AB of Lund, Sweden. As part of the acquisition, the Company acquired the intellectual property and customer agreements of privately held Decuma. The purchase price was approximately US$1.0 million paid in 146,929 common shares of the Company.

Intellectual Property Litigation

In the course of its operating history, the Company has been involved in several lawsuits, both as a plaintiff and as a defendant, with its largest competitor, Tegic Communications, Inc., which is a subsidiary of AOL (“Tegic”). The following is an overview of these proceedings:

(i)
Asian Communications Pty Ltd., and Tegic Communications, Inc. v. Zi Corporation and Zi Corporation of America, Inc. Pursuant to a Complaint for Patent Infringement filed on March 21, 2000 in the United States District Court in and for the Northern District of California, Asian Communications Pty. Ltd. (“Asian Communications”) and Tegic alleged that the Company and its affiliate, Zi Corporation of America, Inc.(“Zi America”) infringed certain Tegic patents in the United States ( the “Tegic Lawsuit”).

On February 21, 2002, the District Court granted a summary judgement order which held that the Company’s then current version 4.5 eZiText product for alphabetic languages did not infringe the Tegic patents in this lawsuit.

The trial in this action was held in August, 2002. On September 4, 2002, the jury in this lawsuit found that certain versions earlier than version 4.5 of the Company’s eZiText product infringed Tegic’s US patents and awarded Tegic $9 million in damages ( the “Damages Award”) At a post-trial hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury’s damages verdict and denied the Company’s motions to invalidate Tegic’s US patents and to set aside the Damages Award.

The Company settled all claims in this lawsuit with AOL by a written settlement agreement dated December 6, 2002. The settlement of this lawsuit deals with patent infringement claims in the United States. As part of the settlement, a Consent Judgement was entered on December 20, 2002. The settlement in relation to the US Restricted Versions of eZiText prohibits the sale or any use of such products by the Company in the United States only. The sale, use and licensing of such versions of the Company’s eZiText product by the Company and its affiliates in countries other than the United States is not affected. The ability of the Company and its affiliates to sell, license and make use of its eZiText product (all versions) in all countries of the world, including the United States, is not limited or restricted by the settlement.

(ii)
Asian Communications Pty. Ltd. and Tegic Communications, Inc. v. Zi Corporation (Hong Kong) Ltd. The Company was also served with a Writ of Summons filed on March 30, 2000, by Asian Communications and Tegic in the High Court of the Hong Kong Special Administrative Region Court of First Instance seeking, among other things, a declaration that one of the plaintiffs’ patents is valid and that the same has been infringed by Zi. A Statement of Claim dated May 10, 2000 was subsequently served on the Company. We are defending this lawsuit and filed a Defence and Counterclaim. To date, to the best of the Company’s knowledge, no further action or proceeding has been undertaken in this lawsuit by either party.

Dispositions and Discontinued Operations

Telecom Technology Corporation Limited

On July 22, 2000, we acquired all of the outstanding shares of Telecom Technology Centre, Limited (“TTC”), an engineering and design services provider in exchange for $3,208,023 in cash. The acquisition cost was offset in part by TTC’s cash position of $1,305,877. As a result of this acquisition, we added over 30 Hong Kong based telecom technology engineers with the ability to develop and produce customized solutions for Bluetooth™ applications, Wireless Access Protocol (WAP) and VoIP.

TTC was established in 1995 through project funding from the government of Hong Kong Special Administrative Region and was, at the time of acquisition, one of Hong Kong’s largest telecom technology and engineering organizations. TTC’s original mandate was to provide electronic design solutions for the local Hong Kong Ministry.

After the acquisition was completed, TTC changed its name to Telecom Technology Corporation Limited on September 29, 2000.

Subsequent to the acquisition, TTC was integrated into our wholly-owned subsidiary, Zi Corporation (H.K.) Limited. As part of this integration, Zi Services’ various business lines were narrowed to focus specifically on developing Bluetooth and VoIP technologies.

Due to what we perceived as a lack of market demand for the emerging technologies of Bluetooth and VoiP at that time, the Company closed its Zi Services business unit in December 2002, terminated all employees and liquidated all of the assets of this business unit to a third party for proceeds of $220,000.

The Magic Lantern Group of Companies

On March 19, 2002, Zi acquired MagicVision Media Inc. (“MagicVision”), a company formed by the senior management of Magic Lantern Communications Ltd. (“Magic Lantern”) and its primary holding, Magic Lantern, together with Magic Lantern’s 100 percent interest in Tutorbuddy Inc. (“Tutorbuddy”) and 75 percent interest in Sonoptic Technologies Inc. (“Sonoptic”) (collectively referred to as the “Lantern Group”). The Government of New Brunswick owns 25 percent of Sonoptic. Zi acquired MagicVision by issuing 100,000 common shares of Zi (35,000 of these shares which were subject to performance escrow based on revenue targets being achieved and have since been cancelled) and paying approximately $1.6 million to subscribe for shares of MagicVision. Of these subscription proceeds, $1.2 million was used to facilitate the buyout by MagicVision of Magic Lantern and its subsidiaries from the previous owners. The remainder of the subscription proceeds were used principally to pay the fees of an advisor retained by MagicVision and to pay a portion of MagicVision’s legal fees. The founders and key employees of the Magic Lantern group of companies were retained at that time. Magic Lantern was acquired to give Zi a North American based company with which to leverage its relationships in China and capitalize on our Oztime e-learning investment.

On November 7, 2002, the Company completed the sale of 55% of its interest in the Lantern Group to JKC Group Inc., which was believed to be an arm’s-length party. As part of the transaction, JKC Group Inc. changed its corporate name to Magic Lantern Group, Inc. (“MLG”). MLG trades on the AMEX under the ticker symbol “GML”. At closing, the Company received a 45% equity interest in MLG consisting of 29,750,000 common shares and a three year promissory note in the face amount of $3,000,000. The Company obtained registration rights for its stock in MLG and its stock has been registered with the Securities and Exchange Commission for trading. The promissory note was subject to adjustment based upon the financial performance of the Lantern Group for the first year after the sale. As a result of the level of MLG’s financial performance during the year subsequent to closing, the face amount of the note has been reduced to $2,000,000.

Subsequent to the closing, it was learned that MLG’s then-controlling shareholder, an affiliate of Michael Lauer and several funds known as the Lancer Group, on an undisclosed basis, had acquired what was subsequently disclosed to be a 49.3% interest in Zi. There is no material impact on the financial statements of Zi as a result of the sale of the Lantern Group, to what is now known to be a related party, since no gain was recognized on the disposition of the Lantern Group.

In the fourth quarter of 2004, the Company took an impairment charge with respect to the MLG note as a result of publicly-available financial information about MLG (including the going concern qualification to its financial statements) and the failure of MLG to make scheduled interest payments on the notes.

Possible Divestiture of Oztime and EnglishPractice

As of the date of this Report, the Company is seeking to divest Oztime and EnglishPractice through a series of transactions in which (i) the Company will transfer the shares of Oztime and EnglishPractice to a new company, Archer Education Group Inc. (“Archer”), (ii) Archer will seek outside equity investment for Archer, and (iii) Archer will seek to implement a business plan which includes complementary acquisitions in the language and lifelong learning industry. While there are a number of letters of intent with respect to these transactions, the letters of intent are non-binding and there can be assurance that the Company will be successful in divesting Oztime and EnglishPractice.

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

Accordingly, the Company reported in its Form 20-F for 2002, dated May 15, 2003, the same information about Lancer’s share ownership in Zi that was disclosed in its 2001 Form 20-F and disclosed in the 2002 Form 20-F that it had been unable to obtain current information regarding Lancer’s holdings and that its holdings may be greater or less than reported.

The court appointed receiver (and the party in control with respect to the Lancer Funds under creditor protection; collectively referred to herein as the “Receiver”) filed an initial report on September 8, 2003 in the U.S. District Court in Florida, noting, among other things, that numerous substantial investment position discrepancies had been identified in many of the funds' holdings. The Receiver remained uncertain of the funds' ownership interest in many of those portfolio companies, including the Company. The initial report also disclosed that the Receiver could apply to the court for abatement of its obligation to make regulatory filings with the U.S. Securities and Exchange Commission or other appropriate agencies. The Company offered assistance to the Receiver to determine the extent of the Lancer Fund holdings in the Company, including the provision of copies of its registered shareholder records.

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

The following is an excerpt from the Schedule 13D filed December 3, 2003:

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

On January 11, 2005, the Receiver filed an intention to sell in the aggregate up to 3,363,396 common shares in the ninety days thereafter pursuant to Rule 144 under the U.S. Securities Act of 1933. According to an Amendment to the Schedule 13D dated January 28, 2005, the Receiver sold 439,895 shares on January 19, 2005.

Principal Capital Expenditures and Divestiture

During the years ended December 31, 2001, 2002, 2003, 2004 and up to March 23, 2005 our principal capital expenditures were as follows:

	Amount of Expenditure (Divestiture)
Description of Expenditure	To March 23, 2005	2004	2003	2002	2001
Capitalized Software Development Costs	$112,740	$1,661,974	$237,618	$452,573	$4,700,669
Acquisition of Decuma	$930,870	Nil	Nil	Nil	Nil
Acquisition of Magic Lantern	Nil	Nil	Nil	$1,600,627	Nil
Computer & office equipment	$26,524	$178,258	$133,297	$922,171	$809,827

During the years ended December 31, 2001, 2002, 2003, 2004 and up to March 23, 2005 the Company did not have any significant capital divestitures other than the disposition in 2002 of the Magic Lantern Group of Companies as previously described and its accumulated capital investment of $2,220,687.

See Item 18 - Financial Statements - Note 3 for a detailed description of the acquisitions.

In January 2005, the Company acquired the assets of Decuma AB for approximately US$1.0 million, including fees and expenses. In the remainder of 2005 the Company’s planned principal capital expenditures will be software development costs. The Company expects these expenditures will be incurred primarily in Canada and Sweden.

B.             Business Overview

Zi in General

The business of our Company is organized as follows.

The principal business unit of the Company is the Zi Technology business unit in which our core eZiText business is carried on. Our core technology product, eZiText, and its companion application, eZiTap, are predictive text input solutions that predict words and/or phrases for use in messaging and other text applications in 48 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing. In January 2005, we acquired the assets of handwriting recognition software specialists Decuma AB. In February 2005 we announced a new product, Qix, a new application interface that provides users with a quick and easy method for accessing and discovering a phone's full set of features, applications and services without having to remember where and how to find them via the phone's built-in menu structure. Qix intuitively accesses information directly from the idle screen used for dialing on the standard keypad. Qix significantly reduces the number of key presses needed to use a phone and eliminates the need to scroll through complex menu systems.

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

Zi Technology Business Unit

Description of eZiText and eZiTap

Although eZiText can be used in 48 written languages, it was initially developed in an effort to resolve the problem of inputting ideographic-based languages, such as Chinese, into a computer or other electronic device with an alphanumeric keyboard. The following example illustrates how eZiText Chinese is applied to resolve this challenge and illustrates how the principles of eZiText Chinese can also be applied to alphabet-based languages.

When learning Chinese, students are taught to write each character manually using a precise stroke order which has been developed over hundreds of years. eZiText Chinese relies on this knowledge of stroke order and uses a limited number of keys (for example, 5 keys or 8 keys) to enable a user to input different strokes to electronically “draw” Chinese characters. For instance, to call up a specific Chinese character, a user presses the applicable key for the first stroke used when writing that character. The software then calls up a list of the most common characters beginning with that stroke and displays those characters on the screen. If the character the user is writing is among those displayed on the screen, the user then selects that character by pressing a key. If the character is not in that list, the user then presses the key for the next applicable stroke and is supplied with another list of characters based on that combination and order of strokes.

Each time a key representing a stroke is pressed, eZiText Chinese makes an analysis which predicts the character the user is entering. On the first key press, the analysis is based on the frequency of use of individual characters. But as more strokes are entered and more characters are selected, the algorithm becomes more sophisticated, giving a user subsequent or associated characters on the basis of meaning, style and syntax in addition to frequency of use. The most likely choice appears under the cursor for immediate selection. While the average number of strokes required to draw a Chinese character is approximately 14, eZiText Chinese algorithms allow Chinese text to be entered with generally fewer than 3 key strokes per character. Furthermore, eZiText Chinese goes beyond single character completion, offering predictive word completion (as some of Chinese words consist of more than one character) and even phrase completion.

eZiText Chinese has evolved. In addition to offering completed characters, eZiText Chinese also considers partial character structures that could be created with the entered sequences and displays these as well. Thus when a user is confronted with having to enter a character that is infrequent, the ability to select the structural aspect as controlling parameter greatly simplifies use. This particular aspect is part of Zi’s Chinese Patent ZL-99-1-00625.9 and is believed to be popular with the user community.

Because of the structures of alphabetic languages, eZiText for Latin-based languages does not attempt to offer candidates to the user at the first key press unless the entered key is a valid single letter word such as ‘a’ or ‘I’ in English. Instead, eZiText waits until a second keypress is made whereupon candidates are offered which are of significantly better quality than otherwise seen. This is an implementation more suited to the way that a typical user interacts with the display of the device.

eZiText can now be used in the following languages: Arabic, Bulgarian, Chinese (PRC, Hong Kong and Taiwan), Croatian, Czech, Danish, Dutch, English (British, American and Asian), Estonian, Farsi, Finnish, French (European and Canadian), German, Greek, Hebrew, Hindi, Hungarian, Icelandic, Indonesian, Italian, Japanese, Korean, Latvian, Lithuanian, Malay, Norwegian, Polish, Portuguese (European and Brazilian), Romanian, Russian, Serbian, Slovak, Slovenian, Spanish (European and Latin American), Swedish, Tagalog, Thai, Turkish, Ukrainian and Vietnamese.

Our software technology is incorporated by reference design and chipset providers, total solution providers, operating system developers, hardware manufacturers and other businesses into their respective electronic, wireless and computer devices, providing end users with a device that is language-enabled for text-entry. eZiText technology is distributed through licensing agreements.

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

Additional benefits include a new language database architecture that expands a language database’s word list without increasing overall memory size; reduced memory footprint through new algorithms and improved compression; improved text entry speed that reduces the number of key presses and additional features such as phrase prediction, dual (simultaneous) language messaging, prediction of data from other sources such as the phonebook, contact list, and web URL’s, among others, to provide faster, more natural text entry. The Company expects that these new releases, together with further enhancements or developments, will be central to its ability to penetrate further into the market in the next several years.

Moreover, Zi made significant progress in its integration of core products and the development of solutions for Smart Phone platforms, a major growth segment of the wireless device market. The Company has developed Input Method Editors (“IMEs”) for eZiText and eZiTap for the Microsoft Windows Mobile platform and eZiText and eZiTap Front End Processors (“FEPs”) for Symbian Series 60 and Palm-based smart phones. These solutions enable OEMs easy access to Zi’s core products on leading smart phone platforms.

In 2002, Zi announced its development of a network-based platform that enables the integration of wireless communication devices with the network called eZiNet. In 2003, the Company focused the majority of its effort on the development and expansion of its core products, eZiText and eZiTap, and did not undertake significant incremental effort to develop or license eZiNet.

However, we believe the eZiNet product category and related concepts continue to provide a visionary, forward-looking perspective for new products, resulting in incremental spin-offs such as a downloadable version of eZiTap for the Sony Ericsson P800 and P900 smart phones. Accordingly, the Company believes that it has the tools to extend its distribution potential for its text entry products. Distribution of certain versions of Zi’s software over the Internet using reputable third party distributors, such as Handango, allow end-users of handsets to download Zi products and provide direct payment online.

Licensing of eZiText

As of March 23, 2005, Zi has entered into licenses with over 100 licensees who are typically original equipment manufacturers to embed eZiText into their respective products. These licensees include among others, cellular phone manufacturers, set-top box manufacturers and personal digital assistant manufacturers.

To the best of our knowledge, approximately 57 licensees have completed implementation of eZiText to date on at least one of their respective products. The majority of our revenues are derived from licensing agreements. In addition to licensing of our technology, we have also entered into various strategic alliances to expand the reach of our technology. In 2004, we derived approximately 96 percent of our total revenue from eZiText licensing fees and royalties. The majority of our eZiText customers are OEMs for cellular telephones. The majority of licensees pay us, among other fees, a royalty fee for every unit upon which eZiText is embedded. The royalty amount varies from customer to customer and varies in accordance with unit volumes produced by the licensee. Since cellular phones are consumer products, our revenues are subject to seasonality associated with cellular phone sales and are highly dependent on the market presence, marketing prowess, manufacturing and distribution capabilities of the OEMs, and consumer acceptance and demand for our licensees’ finished cellular telephone product. In the year ended December 31, 2004, two customers, Kyocera Corporation and Nokia Corporation, accounted for 34 percent of our total revenue.

Description of Qix

In February 2005 at the annual 3GSM conference in Cannes, France, the Company launched its new Qix application interface that sits on top of user-platform environments and operating systems. Qix provides a quick and easy method for accessing a phone’s full set of features, applications and services without having to remember where and how to find them via a phone’s built-in menu structure. Qix intuitively accesses a phone’s features directly from the idle/dialing screen using the standard keypad. Qix is currently in beta testing and is expected to be commercially available in late 2005.

Description of Decuma Handwriting Recognition Solutions

In January 2005 we acquired the assets of Decuma AB of Lund, Sweden. Decuma’s handwriting recognition solutions consist of Decuma Alphabetic, Decuma Japanese and Decuma Chinese.

Decuma Alphabetic is modeled closely to actual writing with pen on paper. A single input area is used for writing and presenting recognized letters and for editing the text. This makes input natural and fast, and allows the user to focus on the content rather than the writing. Users do not have to learn or adjust to a certain writing style or learn a special alphabet. Uppercase and lowercase characters, digits, punctuation marks and special symbols, as well as accented characters, can be mixed in the same input mode.

Editing is done directly in the input area using intuitive gestures to delete or insert one or several characters. Shortcuts can be added with personal symbols and characters for convenient input for frequently written phrases and commands.

Decuma Alphabetic currently supports Albanian, Danish, Dutch, English, Finnish, French, German, Icelandic, Irish, Italian, Luxembourgish, Norwegian, Portuguese, Spanish and Swedish characters as well as different writing styles in these languages.

The Decuma Japanese handwriting recognition application allows for input of both Kanji and Kana characters. It also supports input of handwritten Latin letters, numerics, and punctuation. The input method is compliant with standard conversion applications.

Decuma's Chinese handwriting recognition software handles natural variations in Chinese writing: printed, semi-cursive and common cursive styles. The recognition engine has the smallest memory footprint on the market, requiring less than 30 percent compared to others. The Decuma Chinese input method supports word-by-word input and mimics the natural writing process. In mainland China and Singapore, a simplified form of the traditional Chinese characters is employed, where nearly 7,000 characters are used instead of the traditional Chinese character set which contains around 13,000 characters. Traditional characters are used in Taiwan and Hong Kong and there are also some Hong Kong- and Shanghai-specific characters. Decuma's recognition software includes databases for both simplified and traditional Chinese, as well as the region-specific characters.

In Chinese writing, numbers and Latin alphabetic characters are regularly used. Using the Decuma Chinese input method, Chinese and Latin characters, as well as numbers, are conveniently written in the same input boxes. Punctuation symbols can also be written without switching to any special input mode. This greatly facilitates the writing process and mimics the natural Chinese writing style.

The software is compatible both with most Palm OS 5 devices with a high resolution display, and all Pocket PC devices. It has been tested on several of them including Compaq iPaq 3600/3700/3800, HP Jornada, Fujitsu-Siemens Pocket Loox and Toshiba Genio 5500. In March 2005 the general availability of Decuma Alphabetic software was announced for the Sony Ericsson P800/900/910 series of smartphones.

Investment in Oztime

Our Oztime subsidiary represents our investment in China’s e-Learning market. Oztime was organized by the Company in July 2001. See Item 4 - Information on the Company - Acquisition of Oztime. In the past 24 months, Oztime has refined its business focus, transformed its senior management team to better address the development of its evolving businesses, and has integrated EnglishPractice as part of its business. Based in Beijing with over 50 employees, Oztime currently focuses on the development of 3 main business areas:

•
Learning Management System (“LMS”) - Amethi 2.0 is Oztime’s flagship learning management system software designed for the Chinese market. It is a complete LMS, written entirely in Chinese and suitable for a wide range of Chinese organizations and institutions of higher learning.

•
Building Online Courseware - Oztime builds Storable Content Object Reference Model (SCORM) compliant custom e-Learning courseware based on client materials and offers Chinese language standard courseware in the area of project management, business fundamentals and business English.

•
English Teaching on the Internet - Working with the intellectual property from EnglishPractice, Oztime is distributing English as a Second Language (“ESL”) on the Internet through a variety of channels in China. English teaching is in high demand in China and the Internet is increasingly becoming a medium for teaching and learning.

Oztime’s clients for its current products include the People’s Liberation Army, National Statistics Bureau, Zhejiang Electric, Hainan High Court and Lenovo. Oztime is focused on expanding this client list in each of its three business areas.

Oztime’s business is subject to the laws and regulations governing the PRC. The Internet industry is heavily regulated in China. The State Council and Ministry of Information Industry periodically promulgate regulations related to the Internet to address public policy considerations. There can be no assurance that the Chinese government will not attempt to regulate on-line education programs or educational content. Such regulation may have an adverse effect on Oztime and our business.

The Company is actively seeking to divest its interest in Oztime, consistent with achieving value for the Company and its shareholders.

Investment in MLG

The Company holds an approximate 44 percent interest in. The primary operating company in the Magic Lantern Group, Magic Lantern Communications Ltd. (“Magic Lantern”), was founded in 1975 and is a distributor of educational content, primarily distributing videos to educational institutions. Magic Lantern has exclusive distribution rights to over 300 film producers representing over 14,000 titles, and its customers include 9,000 of 12,000 English schools in Canada, Canadian Learning Television, TV Ontario and History Television. Magic Lantern’s subsidiary, Tutorbuddy Inc., is an Internet based content delivery service that aims to provide content and related educational services on demand to students, teachers and parents. Magic Lantern holds a 75 percent interest in Sonoptic Technologies Inc. Sonoptic provides high quality, state-of-the-art digital video encoding services and has developed a proprietary video base indexing software that allows users to easily and quickly aggregate, bookmark, e-sort and add their own comment boxes to pre-existing content.

The Company intends to monetize its interests in MLG, as market conditions permit, to focus on its Zi Technology business unit.

Geographic Segments

The table below summarizes the Company’s revenues by activity and geographic market for the last three fiscal years:

		Revenue
		License and implementation fees	Software and other	Total
2004	Canada(1)	$5,884,396	$8,120	$5,892,516
	China(2)	5,207,579	496,093	5,703,672
	USA(3)	1,806,863	—	1,806,863
	Total	$12,898,838	$504,213	$13,403,051
2003	Canada(1)	$3,731,859	$13,982	$3,745,841
	China	3,378,770	670,088	4,048,858
	USA(3)	2,808,369	—	2,808,369
	Total	$9,918,998	$684,070	$10,603,068
2002	Canada(1)	$2,315,344	$1,638,898	$3,954,242
	China	1,368,614	296,411	1,665,025
	USA(3)	2,796,980	—	2,796,980
	Total	$6,480,938	$1,935,309	$8,416,247

Notes:

(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia and Europe.

(2)	Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment.

(3)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.

March 23, 2005. Unless otherwise indicated, Zi, or one of its subsidiaries, owns 100 percent of the outstanding shares of the subsidiary.

Name of Subsidiary	Country of Incorporation
Multi-Corp International Ltd.	Barbados
Zi Corporation of Canada, Inc.	Canada
Zi Corporation of America, Inc.	USA
Asia Translation & Telecommunications Limited	Hong Kong
Zi Corporation (H.K.) Limited	Hong Kong
Huayu Zi Software Technology Limited.(1)	Hong Kong
Huayu Zi Software Technology (Beijing) Co., Ltd.(2)	China
EnglishPractice Inc.	Canada
845162 Alberta Ltd.	Canada
Beijing Oztime Education & Network Technology Co., Ltd.	China
Zi Oztime Corporation Ltd.	Bermuda
Zi (Bermuda) Corporation Ltd.	Bermuda
Zi Technology Corporation Ltd.	Bermuda
Telecom Technology Corporation Limited	Hong Kong
Magic Lantern Group, Inc.(3)	USA
Zi Decuma AB	Sweden
Archer Education Group, Inc.	Canada

Notes:
(1)
Zi Corporation (H.K.) Limited holds eighty-five percent (85%) of Huayu Zi Software Technology Limited. The balance of fifteen percent (15%) is held by China Huayu (Hong Kong) Limited, a third party investor.

(2)	Huayu Zi Software Technology (Beijing) Co., Ltd., is wholly owned by Huayu Zi Software Technology Limited.
(3)	Zi Corporation holds forty-four percent (44%) of Magic Lantern Group, Inc.

C.             Property, Plant and Equipment

Our current facilities include administrative and sales offices, and engineering offices. The table below describes our material properties:

Location	Purpose	Owned or leased	Approximate square footage
Calgary, Alberta	Corporate head office and engineering office	Lease expires June 30, 2007	13,348 sq ft
Denver, Colorado	Head office for Zi Corporation of America	Lease expires December 31, 2005	500 sq ft
Walnut Creek, California(1)	North American sales office	Rental license	300 sq ft
Hong Kong, SAR	Asia Pacific sales and engineering office	Lease expires November 14, 2006	1,835 sq ft
Beijing, PRC	PRC sales and engineering office	Lease expires May 31, 2007	4,994 sq ft
Beijing, PRC	Oztime office	Lease expires October 14, 2006	8,138 sq ft
Lund, Sweden	Corporate head office and engineering office for Decuma	June 30, 2005	4,306 sq ft

Note:

(1)	License entered into as of January 1, 2004 and renews automatically every three months.

We believe our facilities are adequate for our operations and have no plans to add facilities during the remainder of 2005.

Operating and Financial Review and Prospects

The following table summarizes certain of our selected financial information (stated in thousands of US dollars) prepared in accordance with US GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2002 through the fiscal year ended December 31, 2004, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings “Item 5 - Operating and Financial Review and Prospects” and “Item 18 - Financial Statements”.

Item 5 -

For the years ended December 31 (thousands except per share amounts)	2004	2003	2002
Revenue	$13,403	$10,603	$8,416

Gross margin	12,931	10,168	7,361

Net loss from continuing operations	(2,388)	(2,931)	(19,498)

Discontinued operations	—	—	(5,708)

Net loss	$(2,388)	$(2,931)	$(25,206)

Total assets	$21,699	$10,686	$11,870

Net loss per share from continuing operations - basic and diluted	$(0.06)	$(0.08)	$(0.52)

Net loss per share - basic and diluted	$(0.06)	$(0.08)	$(0.67)

Outstanding shares, weighted average	41,373	38,720	37,767

Outstanding shares, end of period	45,225	39,372	37,914

A.             Operating Results

All dollar amounts are in US dollars and in conformity with US GAAP. This information should be read in conjunction with the Company’s financial statements and notes.

Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi’s product innovations are available on mobile phones, PDAs, gaming devices and set-top boxes. Zi solutions are designed to improve the usability of these devices and the applications on them; including, SMS, MMS, e-mail and Internet browsing.

The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and soon, the recently announced Qix™ user application interface to enhance the user experience and drive service usage and adoption. Zi’s product portfolio includes 48 different language databases, 70 additional language interfaces and the ability to meet user needs in more than 130 countries.

Zi has a global presence with more than 103 million handset units using its technology in the market worldwide. Today, there are over 800 device models in the market embedded with Zi's technologies.

With over 100 handset manufacturing customers, Zi’s technologies can be found in the handsets of manufacturers from around the world, including Nokia, Sony, Sony Ericsson, Samsung, LG Electronics, Flextronics, HP, Sanyo, Fujitsu, Kyocera and others.

The early 2005 acquisition of Decuma handwriting recognition and the launch of the Qix user application interface product to Zi’s core predictive text solutions of eZiText and eZiTap is expected to further bolster Zi’s competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

Zi signed important licensing agreements in 2004, including Nokia - the world’s largest handset manufacturer and Flextronics - the world’s largest Electronics Manufacturing Services (EMS) provider. In Asia, Zi continues to make progress with new agreements with leading Chinese manufacturers, including Panda Mobile Communications, China Putian and others. In 2004, Zi also expanded into the mobile gaming device market with a licensing agreement with Gizmondo.

In 2004, Zi completed pre-integration work with Series 60, an industry leading platform from Nokia. Zi is now pre-integrated on all major mobile operating systems (“OS”) and platform providers for smartphones, including Series 60, the Symbian OS, Microsoft Smartphone and the PalmSource OS. Zi also collaborated with QUALCOMM to make the eZiText Adaptation Kit for QUALCOMM’s BREW solution commercially available to Qualcomm manufacturing licensees through QUALCOMM.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

SOFTWARE DEVELOPMENT COSTS

All research and development costs are expensed as incurred except those that qualify under the Financial Accounting Standards Board Statement (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product’s commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

REVENUE RECOGNITION

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin (“SAB”) No. 104 of the US Securities and Exchange Commission as further described in note 2 to the consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”.

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenue from Oztime product contracts recorded in other product revenue is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known.

STOCK-BASED COMPENSATION PLAN

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation”, regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units (“RSU’s”) in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 9 to the Company’s consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Operating Results

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $2.7 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $5.7 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

 Net Loss

In 2004, the net loss was $2.4 million or $0.06 per share compared to $2.9 million or $0.08 cents per share in the previous year. Included in the 2004 reported loss is $2.0 million related to the impairment of a note receivable from MLG, an approximate 44-percent owned subsidiary of the Company, and $1.4 million related to non-cash compensation expense pertaining to the issuance of restricted stock units to a director and officer and non-employee stock options. Excluding the $2.0 million impairment of the MLG note receivable as described in note 3, “Acquisitions and Dispositions” to the Company’s consolidated financial statements and the $1.4 million non-cash compensation expense, the Company would have recorded a profit for 2004 of approximately $1 million, a $3.4 million improvement compared to 2003 on a similar basis. This is a non-GAAP measure which management believes is a useful measure of performance because the impairment charge is a non-recurring item and non-cash compensation expense was significantly affected by a large and infrequent grant of RSU’s, rather than reflective of the operations of the Company. The results of 2003 include $516,000 of non-cash compensation expense. This $3.4 million reduction was accomplished by the continued focus on the Company’s core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and controlling selling, general & administration costs (“SG&A”). Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004.

In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company’s core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. Other contributing factors to the year over year decrease in the net loss were the absence of costs from discontinued business segments and write-offs associated with impairment of intangible assets and reducing litigation and judgment settlement costs as experienced in 2002.

In 2002, the financial impact of the loss at trial under the patent infringement suit required the Company to assess its ability to fund an appeal of the jury verdict, as well as its other businesses and investments. Consequently, included in the net loss of $25.2 million is provision for net losses in the aggregate amount of $15.8 million in respect of VoIP and Bluetooth technology business (our former Zi Services business segment) and Oztime, costs associated with legal fees and judgment settlement costs and the loss from discontinued operations of $5.7 million.

Results from Continuing Operations

The continued growth of Zi’s customer base and the increase in licensees’ products delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi’s growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

During 2003, continued growth of Zi’s customer base and the increase in licensees’ models delivered to market resulted in an increase in revenue from our core technology business of 53 percent to $9.9 million over 2002 revenue of $6.5 million. Revenue from all segments increased 26 percent to $10.6 million from $8.4 million in 2002. Excluding 2002 revenue from Magic Lantern Communications LTD (“Magic Lantern”) of $1.6 million, which was sold in November 2002, the year over year increase is $3.8 million or 56 percent. The increase is primarily due to Zi’s growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

The net loss from continuing operations for 2004 and 2003 is as described under “Net Loss” above.

The net loss from continuing operations for 2003 was $2.9 million compared to $19.5 million in 2002. Loss per share from continuing operations was $0.08 in 2003 compared to $0.52 in the prior year. This decrease was accomplished by the continued focus on the Company’s core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. Other contributing factors to the year over year decrease in the net loss from continuing operations were the absence of write-offs associated with impairment of intangible assets and reduction of litigation and judgment settlement costs as experienced in 2002.

Revenue

In 2004, revenue from continuing operations rose $2.8 million to $13.4 million or 26 percent over 2003. License and implementation fees increased $3.0 million to $12.9 million in 2004, or 30 percent over 2003. Other product revenue of $0.5 million relates to our e-Learning business segment and has decreased by $0.2 million compared to 2003.

License and implementation fees reflect royalties earned from 57 eZiText licensees in 2004, compared to 45 licensees in the same period a year earlier. During 2004, 406 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2004 to 804 compared to 398 a year earlier. The Company has increased its market penetration and is reducing its concentration in the Asian market through our customers on new devices introduced into the North American and European markets.

In 2003, revenue from continuing operations rose $2.2 million to $10.6 million or 26 percent over 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003, or 53 percent over 2002. Other product revenue of $0.7 million relates to our e-Learning business segment and has decreased by $1.3 million compared to 2002 due primarily to the sale of Magic Lantern in November 2002. Adjusting 2002 other product revenue to exclude $1.6 million related to Magic Lantern, other product revenue rose $0.4 million or 118 percent to $0.7 million in 2003. This increase is attributable to an increase in Oztime revenue.

License and implementation fees reflect royalties earned from 45 eZiText licensees in 2003, compared to 30 licensees in the same period a year earlier. During 2003, 182 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2003 to 398 compared to 216 a year earlier.

In 2002, revenue from continuing operations rose $5.0 million to $8.4 million, or 146 percent over 2001. License and implementation fees increased $3.2 million to $6.5 million or 99 percent over 2001. Other product revenue, including $1.6 million from Magic Lantern, increased $1.7 million to $1.9 million in 2002.

License and implementation fees reflect earned royalties from 30 eZiText licensees in 2002, compared to 14 in the same period a year earlier. During 2002, 154 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2002 to 216 compared to 62 a year earlier.

Cost of Sales & Gross Margin

In 2004, gross margin from continuing operations increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 97 percent from 96 percent in 2003.

Gross margin from license and implementations fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. This is due to the fact that in both years more of the revenue was royalty based than services based.

In 2003, gross margin from continuing operations increased $2.8 million to $10.2 million, or 38 percent over the 2002 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 87 percent in 2002. Gross margin from license and implementations fees in 2003 remained unchanged at 96 percent of revenue from 2002

In 2002, gross margin from continuing operations increased $5.1 million to $7.4 million, or 218 percent over the 2001 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 87 percent from 68 percent in 2001.

Gross margin from license and implementations fees in 2002 increased to 96 percent of revenue from 72 percent of revenue in 2001. This was due to the fact that in 2002 more of the revenue was royalty based than services based. This reflected the increased royalty-bearing eZiText implementations on handset models penetrating the market and the fact that, implementations have a higher cost of sales than license fees. This increase was partially offset by a lower gross margin as a percentage of revenue attributable to Magic Lantern than is attributed to text input software.

Selling, General and Administrative Expenses

SG&A from continuing operations increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. The primary reason for the increase was non-cash compensation expense related to the issuance of RSU’s and non-employee stock options of $1.4 million.

SG&A from continuing operations decreased $3.2 million or 28 percent to $8.2 million in 2003 over 2002. The decrease is principally attributable to the reduction of $2.2 million as a result of the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company’s core technology business.

SG&A from continuing operations increased $4.8 million or 73 percent to $11.4 million in 2002 over 2001. The increase was due to SG&A of $2.2 million from the acquired Magic Lantern operations, severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

Legal

Legal costs for 2004 decreased $0.1 million to $0.8 million in 2004 compared to 2003. The Company continues to incur costs related to ongoing patent related work and costs for corporate securities continuous reporting requirements.

Legal costs for 2003 decreased $6.6 million to $0.9 million in 2003 compared to 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13 “Contingent Liabilities” to the Company’s December 31, 2002 consolidated financial statements.

Legal costs for 2002, as discussed in note 13 “Contingent Liabilities” to the Company’s December 31, 2002 consolidated financial statements increased $5.6 million to $7.5 million in 2002 over 2001.

Product Research and Development Expense

Product research and development expense increased to $2.4 million in 2004 from $2.1 million in 2003. Product research and development costs relate to, among other things, the development of new, but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale. In the year, gross expenditures on new product development before capitalization increased $1.7 million reflecting the Company’s focused efforts on developing dramatically new and improved language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

Product research and development expense from continuing operations decreased to $2.1 million in 2003 from $2.8 million in 2002. In 2003, the Company capitalized $0.2 million in software development costs as compared to $0.5 million in 2002.

In 1999, eZiText was in the early stages of its life cycle and substantially all development costs were deferred. In 2000, the Company continued to refine and develop eZiText, and certain costs related to eZiText were expensed to reflect the maintenance and upgrade nature of the expenditure. In 2001, 2002, 2003 and 2004 this trend continued.

In the Oztime business unit, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology and commenced deferral of product development costs. At September 30, 2002, as a result of the unfavourable litigation outcome, the Company determined that recovery of these costs was uncertain and recorded a $1.5 million provision for impairment of all capitalized costs within Oztime.

Product research and development expense from continuing operations rose to $2.8 million in 2002 from $0.6 million in 2001.

Depreciation and Amortization

Depreciation and amortization from continuing operations decreased in 2004 by $0.5 million or 33 percent to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related capitalized software development costs and decreased depreciation related to unamortized leasehold improvements.

Depreciation and amortization from continuing operations decreased in 2003 by $0.8 million or 38 percent to $1.4 million from $2.2 million in 2002. The decrease is due to the lower remaining unamortized eZiText related capitalized software development costs and decreased depreciation related to unamortized leasehold improvements. In 2002, depreciation and amortization from continuing operations was $2.2 million, an increase of $0.1 million or 4 percent from the $2.1 million in 2001.

Impairment of Note Receivable

At December 31, 2004, the Company evaluated its $2.0 million note receivable from its 44 percent owned MLG for impairment and determined that subject to SFAS No. 114 “Accounting by Creditors for Impairment of Loan” using a projected discounted cash flow model at the loan’s effective interest rate, the full amount of the note receivable including accrued interest was impaired and a provision warranted. MLG is currently subject to a going concern qualification and subject to its ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due to these factors and the absence of private placements originally anticipated to occur by MLG in the fourth quarter of 2004, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including payment of accrued interest.

Impairment of Goodwill

In 2002, as a result of the unfavourable litigation outcome, the Company determined that recovery of goodwill related to Oztime was uncertain and recorded an impairment charge of $1.3 million as described in note 6, “Intangible Assets” to the Company’s consolidated financial statements.

Impairment of Intangible Assets

In 2002, as a result of the unfavourable litigation outcome, the Company determined that the recovery of capitalized software development costs related to Oztime was uncertain and recorded an impairment charge of $1.5 million as described in note 6, “Intangible Assets” to the Company’s consolidated financial statements.

Interest and Other Income

Interest and other income increased to $0.1 million in 2004 from $23,483 in 2003 as the Company’s cash position improved from minimal cash and periods of indebtedness throughout most of 2003 to a cash position of $12.9 million at December 31, 2004. The Company has completed a CDN$10 million private placement in July 2004 and generated positive cash inflow for the year of $0.9 million.

The reduction in interest income to $23,483 in 2003 from $0.2 million in 2002 is due to the Company’s overall indebtedness throughout most of 2003. Cash resources were used to meet ongoing operating cash usage requirements and to repay outstanding debt obligations.

The reduction in interest income to $0.2 million in 2002 from $1.0 million in 2001 was due to lower interest rates on lower cash balances. In 2002, interest rates earned on funds on deposit and other liquid investments ranged between one and three percent.

Interest Expense

Other interest expense decreased $0.6 million to $30,839 reflecting repayment of the $1.0 million demand credit facility in July 2004 from the proceeds of a private placement. In 2003, other interest expense included interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt from continuing operations in 2004 represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

Other interest expense increased $0.5 million to $0.6 million reflecting interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt from continuing operations in 2003 represents interest on capital lease obligations.

Interest on long-term debt from continuing operations in 2002 included $67,961 of interest on debt owed by Magic Lantern. In 2002, other interest expense from continuing operations included the amortized portion of a deferred financing cost of $0.3 million and interest expense both related to a note payable of $3.3 million outstanding at December 31, 2002.

Income Tax Expense

As an international company subject to income tax rates in different countries, Zi’s consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years’ tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2004, 2003 and 2002, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $19.0 million is reflected in the consolidated financial statements.

Zi has tax loss carryforwards of approximately $77.7 million, which can be applied against future years’ taxable income in their respective jurisdictions. Taxable income earned by Zi’s foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

Net Loss from Continuing Operations

Zi’s net loss from continuing operations decreased to $2.4 million in 2004 from $2.9 million in 2003. The decrease in the net loss of $0.5 million was due to:

▪	$0.5 million decrease in depreciation and amortization;
▪	$0.5 million decrease in interest expense;
▪	$0.1 million increase in interest and other income, and;
▪	$2.8 million increase in gross margin, offset by;
▪	$1.1 million increase in SG&A;
▪	$0.3 increase in product research and development expense, and;
▪	$2.0 impairment of note receivable.

Zi’s net loss from continuing operations decreased to $2.9 million in 2003 from $19.5 million in 2002. The decrease in loss of $16.6 million was due to:

▪	$3.2 million increase in SG&A costs;
▪	$0.7 million increase in product research and development expense;
▪	$6.6 million decrease related to legal expenditures;
▪	$0.9 million increase in depreciation and amortization;
▪	$1.3 million decrease due to no impairment of goodwill charge;
▪	$1.5 million decrease due to no impairment of intangible assets charge;
▪	$0.2 million decrease due to no loss from equity of significantly influenced company, and;
▪	$2.8 million increase in gross margin, offset by;
▪	$0.4 million increase in interest expense, and;
▪	$0.2 million decrease in interest income.

Zi’s net loss from continuing operations increased to $19.5 million in 2002 from $8.1 million in 2001. The increase in loss of $11.6 million was due to:

▪	$4.8 million increase in SG&A costs, which included $2.2 million as a result of the acquisition of MLG operations;
▪	$5.6 million increase related to legal expenditures;
▪	$2.2 million increase in product research and development expense;
▪	$1.3 million impairment of goodwill charge;
▪	$1.5 million impairment of intangible assets charge;
▪	$0.8 million decline in interest income, and;
▪	$0.2 million equity in net loss of significantly influenced company, offset by;
▪	$5.1 million increase in gross margin, and;
▪	$0.1 million decrease in income taxes.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting continuing operations.

Foreign Currency

All non-US operations of the Company are translated into US dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of the Company’s product revenues are denominated in US dollars while a significant portion of expenses are denominated in Canadian dollars and US dollars, and to a lesser extent Hong Kong dollars, Swedish Kronas, Pounds Sterling and Chinese Renminbi. Based on the 2004 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the US dollar is estimated to affect revenues by $nil and expenses by $65,000.

 Impact of Governmental Policies and Other Factors on Operations and Investments

Zi Corporation operates primarily in Canada, the United States of America, China and Hong Kong. The market for the Company’s products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

B.             Liquidity and Capital Resources

Financial Condition and Liquidity

At December 31, 2004 Zi had cash and cash equivalents of $12.9 million. The objective of Zi’s investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2003 Zi had cash and cash equivalents of $2.4 million. At December 31, 2002, Zi had cash, cash equivalents and short-term investments of $3.4 million.

Cash Requirements Outlook

During the past three years, the Company’s cash requirements have been met through revenues from operations, private placements of common shares and warrants and the exercise of common share purchase warrants and options.

Net cash generated by the Company in 2004 was $0.9 million. Cash generated from operations was a result of increasing sales revenue while maintaining SG&A levels, investing in new product development and repayment of all outstanding debt.

Net cash utilized by the Company in 2003 was $1.3 million. The principal uses of funds were to pay instalments due under a litigation settlement and fund the e-Learning business segment.

Capital requirements in 2005 include costs to carry Oztime until its divestiture and funding of continued new product development and enhancements to existing products.

At current revenue and expense levels, the Company is able to fund its continued operations and meets its current obligations.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bore interest at the prime rate (4.5 percent at December 31, 2003) plus one percent payable monthly. The facility is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid this loan.

On December 6, 2002, the Company settled a judgment in favour of AOL, as discussed in note 13, “Contingent Liabilities” to the Company’s December 31, 2002 consolidated financial statements. Under the terms of the settlement agreement, the Company paid, among other things, a remaining $0.75 million on January 2, 2004.

Operating Activities

Cash generated from operations in 2004 was $0.9 million as compared to cash applied to operations of $1.3 million in 2003. The $2.2 million year over year increase in cash flow from operations was due to the $2.4 million net loss, adjusted for non-cash items of $4.3 million offset by an increase of $0.6 million of non-cash working capital.

In 2004, non-cash working capital used $1.0 million in cash. This was due to the decrease in accounts payable at December 31, 2004 of $1.0 million and the increase in accounts receivable by $1.6 million partially offset by an increase in deferred revenue of $1.6 million. The decrease in accounts payable relates to payment of accrued settlement costs and the increase in accounts receivable relates to the signing of a significant customer contract in the fourth quarter of 2004. Other license and implementation revenue remained constant year over year.

Cash applied to operations in 2003 decreased to $1.3 million from $13.0 million in 2002. The $11.7 million year over year decrease in cash applied to operations was due to the decrease in net loss, adjusted for non-cash items of $13.3 million offset by an increase of $1.6 million of non-cash working capital.

In 2003, non-cash working capital used $0.4 million in cash. This was due to the decrease in accounts payable at December 31, 2003 of $0.2 million and increase in accounts receivable by $1.2 partially offset by an increase in deferred revenue of $0.6 million and a decrease in work in process and prepaid expenses of $0.3 million. The decrease in accounts payable relates to payment of accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2003 over the same quarter of the prior year.

Cash applied to operations in 2002 increased to $13.0 million from $5.1 million in 2001. The $7.9 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $8.2 million and offset by $0.3 million of cash generated from non-cash working capital.

In 2002, non-cash working capital generated $1.2 million in cash. This was due to the increase in accounts payable at December 31, 2002 of $2.3 million partially offset by an increase in accounts receivable of $1.1 million. The increase in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2002 over the same quarter of the prior year.

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2004	issuance of common shares pursuant to a private placement and exercise of stock options settlement of notes payable	$ 12.2 million $ (1.0) million
2003	issuance of common shares pursuant to a private placement and exercise of stock options issuance of demand note payable settlement of notes payable	$ 2.9 million $ 1.0 million $ (3.3) million
2002	issuance of common shares pursuant to exercise of stock options issuance of demand note payable	$ 0.7 million $ 3.3 million

Investing Activities

In 2004, cash used in investing activities was $1.9 million, as compared to $0.4 million in 2003.

In 2003, cash used in investing activities was $0.4 million, as compared to $2.7 million of cash generated from investing activities in 2002. Adjusted for short-term investments, this balance decreased $5.4 million to 2.7 million of cash used in investing activities in 2002.

In 2002, cash generated from investing activities was $2.7 million, as compared to $8.2 million used in investing activities in 2001. Adjusted for short-term investments, cash used in investing activities was $2.7 million in 2002 compared to $2.8 million in the prior year.

The increase of $1.5 million in 2004 over 2003 of cash used in investing activities is due to the Company’s focused efforts on developing dramatically new and improved language database software in 2004. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

The decrease of $2.3 million in 2003 over 2002 cash used in investing activities after adjusting for short-term investments, is due to no acquisitions or dispositions of subsidiaries’ related activity in 2003 and decreased investment in software development and capital assets as compared to 2002 activity.

The decrease of $0.1 million in 2002 over 2001 cash used in investing activities is due to a $1.5 million increase in acquisitions and dispositions of subsidiaries and a $0.4 million increase in the purchase of capital assets, offset by a $2.0 million decrease in software development costs and $0.1 million increase in other long-term liabilities.

Commitments and Contractual Obligations

At December 31, 2004, Zi has no long-term debt or long-term liabilities other than capital lease obligations and deferred inducements received upon entering into new office leases. During 2004, 2003 and 2002, we entered into leases for computer equipment with payment terms over three years. The obligation, including the current portion, totalled $29,059 at December 31, 2004. See Item 6 for contractual obligation disclosure related to employee compensation. The future minimum lease payments under the capital leases are as follows:

2005	$19,197
2006	8,049
2007	1,813
Total minimum lease payments	29,059
Amount representing interest	3,540
Amount included in current liabilities	16,445
$9,074

Financial Instruments

At December 31, 2004, Zi had cash and cash equivalents of $12.9 million. Surplus funds are held primarily in US dollars and are converted into Canadian dollars, Hong Kong dollars and Chinese renminbi as required by the head office and operating divisions in those countries. The Controller, in consultation with the Chief Financial Officer and within the objectives of the Company’s investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi’s investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements

C.             Research and Development, Patents and Licenses, etc.

The Company’s intellectual property may be grouped into the following product areas: eZiText, and educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically most of Zi’s research and development activity was dedicated to text input technology.

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products’ commercial release using the straight-line method over the related product’s estimated economic life.

Due to the nature of Zi’s acquired intellectual property, values have not been specifically assigned to patents, licenses, domain names, etc. acquired prior to 2001, and are generally classified as “goodwill”.

Expenditures for product research and development costs, including deferred amounts (including the former Zi Services business unit) and for acquired IP during the past three years are as follows:

	R & D ($000’s)	Goodwill
2004	$4,012	nil
2003	$2,336	nil
2002	$4,493	nil

Research and development expenditures will depend upon our available capital resources during the year ending December 31, 2005, and will primarily relate to our research and development efforts on our eZiText and Qix technology. We may also expend additional resources on research and development of related or complementary technologies, including our recently purchased patents relating to handwriting recognition (see note 19 “Subsequent Events” to the Company’s consolidated financial statements).

D.             Trend Information

Revenues and Expenses

For the years ended December 31, 2002, 2003 and 2004 our revenue by geographical market and category consisted of:

		Revenue(3)
		License and implementation fees	Software and other		Total
2004	Canada(1)	$5,884,396		$8,120	$5,892,516
	China	5,207,579		496,093	5,703,672
	USA(2)	1,806,863		—	1,806,863
	Total	$12,898,838		$504,213	$13,403,051
2003	Canada(1)	$3,731,859		$13,982	$3,745,841
	China	3,378,770		670,088	4,048,858
	USA(2)	2,808,369		—	2,808,369
	Total	$9,918,998		$684,070	$10,603,068
2002	Canada(1)	$2,315,344		$1,638,898	$3,954,242
	China	1,368,614		296,411	1,665,025
	USA(2)	2,796,980		—	2,796,980
	Total	$6,480,938	$	,935,309	$8,416,247

Notes:

(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia, North America and Europe.

(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.

(3)
The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002 were $153,030. All Zi Services revenues would be included in China’s geographical segment.

 The continued growth of Zi’s customer base and the increase in licensees’ models delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi’s growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

For 2003, the growth in commercialization of Zi’s technology in its core eZiText® related business generated a 53 percent increase in revenue over that in 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003. The increase is primarily due to Zi’s growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Zi’s technology generated a 146 percent increase in revenue from continuing operations in 2002 over that in 2001. License and implementation fees increased $3.2 million to $6.5 million in 2002, or 99 percent over 2001. The increase is due primarily to the increase in size of our eZiText customer base through increased global demand, with 47 licensees contributing to revenue in 2002, compared to 34 licensees in 2001 and 30 of these customers paying royalties in 2002 compared to 14 in 2001. We expect that customer applications will to continue to increase through the growth in global demand but be partially offset by an industry wide trend of decreasing per unit royalty amounts.

Our revenue comes from our OEM customers. The majority of our OEM customers’ products, which have implemented our eZiText product resulting in royalty-bearing eZiText enabled products, have been sold in Asia and Europe. A number of our new OEM customers’ and existing OEM customers’ products are now being sold outside of Asia including the North American market. As more of our customers’ products enter the marketplace, we anticipate this trend to continue with respect to our eZiText product line. The Company’s revenues are expected to include revenue from the Decuma handwriting recognition software and the launch of Zi’s Qix user application interface product. The growth in revenues related to these new product lines is dependant on their integration with existing products and market acceptance.

In 2004, gross margin from continuing operations increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. Cost of sales includes the allocation of research and development expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 97 percent from 96 percent in 2003. Gross margin from license and implementations fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-generating eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than royalties generated through our licensees. The Company anticipates this trend to continue with respect to our eZiText product line. As the new products, Decuma handwriting recognition software and Qix will also be royalty based, we expect the trend of a high gross margin related to sales to continue.

SG&A from continuing operations increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. Adjusting for non-cash compensation expense related to the issuance of restricted stock units and non-employee stock options of $1.4 million, SG&A increased $0.3 million. This small increase is due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company’s core technology business.

SG&A from continuing operations decreased $3.2 million or 28 percent to $8.1 million in 2003 over 2002. The decrease is partially attributable to the reduction of $2.1 million realized through the disposal of MLG operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to affect a more competitive and profitable structure and by concentrating resources in the Company’s core technology business.

Prior to 2003, our SG&A costs had increased year over year for the prior three years. SG&A from continuing operations increased $4.8 million or 73 percent to $11.4 million in 2002 over 2001. The increase is partially attributable to SG&A of $2.1 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts

As a result of the reductions that we have made in SG&A costs, we anticipate that the Company will continue to keep these costs at or near current year levels. Zi now has an SG&A cost base that will support further revenue growth without significant expense increases. This means that even though we may need to invest additional resources at times to meet specific revenue opportunities, as we generate incremental revenue it will have an increasingly positive impact on future operating results. The acquisition of Decuma AB’s handwriting recognition and the associated operating costs of running a Swedish subsidiary will add to SG&A costs in 2005 but as this products acceptance in the market and its integration into Zi’s other product lines is complete, we expect revenue growth from new and existing customers.

Product research and development expense from continuing operations increased to $2.4 million in 2004 from $2.1 million in 2003. In the year, gross expenditures on new product development before capitalization increased $1.7 million reflecting the Company’s focused efforts on developing dramatically new and improved language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

Product research and development expense from continuing operations decreased to $2.1 million in 2003 from $2.8 million in 2002. Prior to 2003, our product research and development expenses had increased over the prior three years. As eZiText matures, we anticipate continued investment into developing enhanced and related new technologies and new language database software given the availability of capital required to finance further those product research and development activities. We will continue to invest in our new products, including handwriting recognition and Qix. We anticipate that our research and development spending will moderately increase over the 2004 level depending on the availability of capital and resources required by specific revenue generating opportunities.

Depreciation and amortization from continuing operations decreased in 2004 by $0.5 million or 33 percent to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related capitalized software development costs and decreased depreciation related to unamortized leasehold improvements. Depreciation and amortization from continuing operations decreased in 2003 by $0.8 million or 38 percent to $1.4 million from $2.2 million in 2002. The decrease is due to lower remaining unamortized eZiText related capitalized software development costs and decreased depreciation related to decreased unamortized leasehold improvements. Prior to 2003, depreciation and amortization from continuing operations increased in 2002 by $0.1 million or 4 percent to $2.2 million from $2.1 million in 2001. Given the increase in capitalized software development costs and capital assets, we anticipate that our depreciation and amortization expense will increase moderately in 2005.

In 2004, the Company significantly reduced its net loss to $0.4 million, after adjusting for the $2.0 million impairment of the MLG note receivable, from $2.9 million in 2003. This was accomplished by the continued focus on the Company’s core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and holding SG&A at its prior year level. Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004. In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company’s core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. For the three years prior to 2003, our net loss had increased year over year.

Litigation/Indemnification

There has been no determination of whether we will be required to indemnify Alcatel and Ericsson with respect to patent infringement claims against them. Both patent infringement claims allege they are related to our eZiText technology, our principal product. In 2004, we derived approximately 6 percent of our total revenues from our licenses with Ericsson and Alcatel. In the event our technology is found to infringe on the patents of others in these legal proceedings, the Company would have to defend itself under the indemnification provisions of the licence agreements.

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims by Tegic Communications Inc. (“Tegic”). We have incurred substantial costs related to patent infringement litigation in the sum of $60,000 for 2004 (2003 - $289,000; 2002 - $6.9 million of which approximately $4.5 million was for settlement costs) for defense and settlement of such claims.

On December 4, 2003, the Company commenced action against Morrison & Foerster LLP (“MoFo”) in the Superior Court of the State of California, County of San Francisco claiming (i) professional negligence based on MoFo's failure to exercise reasonable care, skill and diligence in representing the Company in the defence of Asian Communication Pty Ltd and Tegic Communications Inc. (“Tegic”) v. Zi Corporation and Zi Corporation of America, Inc. (a patent infringement lawsuit) and (ii) reimbursement of the payments made to MoFo in connection with the defense of this lawsuit, which payments are alleged to exceed the reasonable value of MoFo's services and costs advanced. MoFo has filed, as part of its defence to the Company's action, a cross complaint against the Company for unpaid legal fees and costs. Although the Company believes that it will prevail in this action, in 2002, the Company accrued $1,061,617 in the consolidated financial statements representing the previously billed fees and costs. Accordingly, the Company believes that any further exposure from this action is limited to accrued interest and costs.

The $9.0 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including the final scheduled instalment of $0.75 million, which was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

E.             Off-Balance Sheet Arrangement

The Company did not have any off—balance sheet arrangements at December 31, 2004.

F.             Tabular Disclosure of Contractual Obligations

Zi has no long-term debt or long-term liabilities other than capital lease obligations at December 31, 2004. During 2004, 2003 and 2002, we entered into leases for computer equipment with payment terms over three years. The obligation, including the current portion, totalled $29,059 at December 31, 2004. The future minimum lease payments under the capital leases are as follows:

2005	$19,197
2006	8,049
2007	1,813
Total minimum lease payments	29,059
Amount representing interest	3,539
Amount included in current liabilities	16,445
$9,075

See Item 6 for contractual obligation disclosure related to employees.

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. Annual rentals under these leases for each of the next five years are as follows:

2005	$618,680
2006	538,407
2007	194,711
2008	—
2009	—
Total	$1,351,798

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company’s management actively monitors the Company’s exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

G.             Safe Harbour

Not applicable.

Item 6   Directors, Senior Management and Employees

A.             Directors and Senior Management

Each director is generally elected by a vote at the annual meeting of shareholders in service for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists the directors and senior management of the Company together with their respective positions as of March 23, 2005:

Name	Position or office within Corporation
Michael E. Lobsinger Calgary, Alberta, Canada	Chairman of the Board and Director
Derrick R. Armstrong(3) Calgary, Alberta, Canada	Director and Corporate Secretary
Thompson MacDonald(1)(3) Calgary, Alberta, Canada	Director
Angus Michael Roderick Mackenzie(1)(2) Englefield Green, Surrey, U.K.	Director
Howard R. Balloch(3) Beijing, China	Director Chairman, Oztime Subsidiary
H. Donald Hyde(1)(2) Calgary, Alberta, Canada	Director
Donald Moore Miami, Florida, U.S.A.	Director
Richard Tingle Calgary, Alberta, Canada	Director
Mike D. Donnell Denver, Colorado, U.S.A.	President and Chief Executive Officer
Dale Kearns Calgary, Alberta, Canada	Chief Financial Officer
Milos Djokovic Denver, Colorado, U.S.A.	Chief Operating Officer and Chief Technology Officer
Glen Morgan Dallas, Texas, U.S.A.	Senior Vice President, Global Sales and Marketing

Notes:

(1)Member of the Audit Committee during 2004.
(2)Member of the Compensation Committee during 2004.
(3)Member of the Corporate Governance Committee during 2004.

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

ANGUS MICHAEL R. MACKENZIE was elected as a director at the Company’s annual general meeting held in June, 2001. Mr. Mackenzie has been the Director General and Managing Partner of Champagne Jacquesson & Fils, Dizy, France since 1998. Mr. Mackenzie was the Director of Jefferies Pacific Limited, Hong Kong, from 1994 to 1997 and is the Chairman of Mayfair Cellars Group, London and of Tasmanian Vineyards Pty. Mr. Mackenzie has served as director of three of our Bermuda subsidiaries since July 2000 and as director of Magic Lantern Group, Inc., a distributor of educational media that is traded on the American Stock Exchange, since November 2002. He is also a Director of The Lindsell Train Investment Trust PLC since 2000.

HOWARD R. BALLOCH was elected as a director on August 4, 2001. Mr. Balloch served as Canada’s Ambassador to China for more than five years, retiring from the Canadian Foreign Service in August, 2001.. Mr. Balloch was appointed a director of Magic Lantern Group, Inc. in November 2002.

H. DONALD HYDE was elected as a director at the Company’s annual general meeting held in June 2003 and is currently the chair of the Audit Committee and serves on the Compensation Committee. Mr. Hyde is a chartered accountant and has had his own practice since 1991. Prior to setting up his own practice, Mr. Hyde was the vice president of finance and administration for an international oil and gas drilling and service company. Mr. Hyde was appointed to the Board of Magic Lantern Group, Inc. in November 2004.

DONALD MOORE was elected to the Board pursuant to an agreement between the Company and the receiver for the Lancer group of funds dated July 15, 2004. The Agreement was entered into in consideration for the Lancer Group of Funds entering into an undertaking that restricted their ability to trade shares of the Company for a period of time (that has since expired), given to an agent under an offering of securities by the Company that closed in July, 2004. Mr. Moore is a lawyer in the Miami office of Fowler White Burnett P.A.

RICHARD TINGLE, Q.C. was elected to the Board in January 2005. Since 1992 Mr. Tingle is a lawyer with Tingle Merret LLP (formerly Tingle & Associates).

MIKE D. DONNELL was named President and Chief Operating Officer of the Company on July 25, 2003 and was appointed as Chief Executive Officer on November 19, 2003. Mr. Donnell is a veteran of the telecommunications industry with eighteen years of experience. Prior to joining Zi, Mr. Donnell held senior positions with such companies as Cellular One, San Francisco where he was the chief executive officer and PageNet where he was the president.

DALE KEARNS has been the Chief Financial Officer of the Company since April 2, 2001. Mr. Kearns is responsible for all financial, treasury, administration, legal and human resources functions within the Company. Mr. Kearns has over 20 years of professional experience with publicly traded North American companies. Previously, Mr. Kearns was Chief Financial Officer of O&Y Properties Corporation. Mr. Kearns has been a certified management accountant since 1985.

MILOS DJOKOVIC was appointed as the Company’s Chief Operating Officer and Chief Technical Officer in October, 2004.  Mr. Djokovic was the founder in 1992 of Cygnus Corporation, an Ontario based developer of customer relationship management software, which he sold in 1998 to TeleTech Holdings Inc., and continued to serve as its chief technical officer until March 2003.  Mr. Djokovic also served as CEO of TeleTech’s Enhansiv division from 2000-2002.   From August 2003 until August 2004, Mr. Djokovic was employed with Accenture, a management consulting firm, in which was he was responsible for that firm’s customer relationship technology strategy.

GLEN MORGAN was appointed Senior Vice President Global Sales and Marketing in May 2004. Mr. Morgan served as Executive Vice President and Managing Director for Plano, Texas-based Mobility Ventures Group, a wireless telecommunications company focused on acquisition and management strategies for operators, enterprises and vendors. Prior to Mobility Ventures Group, Mr. Morgan served as Senior Vice President, Sales for i3Mobile (NASD: IIIM), a leading provider of wireless information services to the industry.

(a)   Compensation of Directors

On September 26, 2001, the Board approved director compensation, effective January 1, 2002, of $10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year. In light of increased responsibilities required to be undertaken by directors of public companies, the Board has instructed the Compensation Committee to make recommendations for increases in director compensation by the 2005 Annual General Meeting.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

Executive officers of the Corporation, who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See “Compensation of Executive Officers”.)

During the fiscal period ended December 31, 2004, stock options to purchase 400,000 Common Shares were granted to directors of the Corporation, not including options granted to Michael E. Lobsinger in his capacity as Executive Officer of the Corporation. See “Compensation of Executive Officers” for details on stock options granted to Mr. Lobsinger.

(b)   Compensation of Executive Officers

1.   Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2004, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2004 (the “Named Executive Officers”).

Summary compensation table

		Annual Compensation(6)			Long-Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary ($US)	Bonus ($US)	Other annual compensation ($US)	Securities under options/ SARs granted (#)	Restricted shares or restricted stock units (“RSUs”) (#)	LTIP payouts ($US)	All other compensation ($US)
Michael E. Lobsinger(1) Chairman	2004 2003 2002	159,478 354,821 322,230	180,427 23,145 38,212	Note(5) Note(5) Note(5)	450,000 250,000 nil	250,000 128,571 nil	nil nil nil	nil nil nil
Michael D. Donnell(2) Chief Executive Officer	2004 2003	296,875 99,808	100,000 nil	Note(5) Note(5)	nil 740,000	nil nil	nil nil	nil nil
Gary Mendel(3) Vice President, Sales and Marketing	2004 2003 2002	103,125 165,000 165,000	54,587 38,844 25,000	Note(5) Note(5) Note(5)	10,000 37,500 10,000	nil nil nil	nil nil nil	nil nil nil
Dale Kearns(4) Chief Financial Officer	2004 2003 2002	87,388 81,190 107,440	57,644 19,215 nil	46,067(8) 26,136(8) nil	100,000 100,000 nil	nil 3,906 nil	nil nil nil	nil nil nil
Glen Morgan(7) Senior Vice President, Global Sales and Marketing	2004	105,692	nil	nil	100,000	nil	nil	nil

Notes:

(1)On January 1, 2000 Mr. Lobsinger was appointed Chairman and Chief Executive Officer of the Corporation. On November 19, 2003, Mr Lobsinger resigned as Chief Executive Officer. In 2003, Mr. Lobsinger agreed to defer CDN$220,407 of his 2003 salary, included as part of his annual compensation, payable to him under his employment agreement on December 31, 2006, unless the directors determined to pay it earlier. In 2003, Mr. Lobsinger was awarded a cash bonus of $25,000 for which payment was voluntarily deferred .. In 2004, Mr. Lobsinger was paid all amounts that had previously been deferred.
(2)Michael Donnell was appointed President and Chief Operating Officer on July 23, 2003 and Chief Executive Officer on November 19, 2003.
(3)Gary Mendel was appointed Vice President, Sales and Marketing on May 22, 2001 and resigned from his employment with the Corporation on August 13, 2004.
(4)Dale Kearns was appointed Chief Financial Officer of the Corporation on April 2, 2001. Mr. Kearns was awarded a bonus of $19,215 in respect of 2003 for which payment was voluntarily deferred until 2004.
(5)Other annual compensation is less than CDN$50,000 and less than 10% of the salary and bonus of the respective Named Executive Officer.
(6)For 2004 compensation, all Canadian dollar denominated compensation was converted to US dollars at 0.7685, being the average conversion rate for 2004.
(7)Glen Morgan was appointed Senior Vice President, Global Sales and Marketing on May 31, 2004.
(8)Mr. Kearns provided services during 2003 and 2004 to certain subsidiaries of the Corporation for which he was compensated directly by those subsidiaries.

Stock Options

The following table sets forth information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2004.

Name	Securities under Options/SARs granted (#)	Percent of total Options/SARs granted to employees in financial year(1)	Exercise or base price ($/Security)	Market value of Securities underlying Options/SARs/ RSUs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger (2)	700,000	33.2%	Note(2)	Note(2)	Note(2)
Gary Mendel(3)	10,000	0.5%	Note(3)	Note(3)	Note(3)
Michael D. Donnell(4)	nil	nil	Note(4)	Note(4)	Note(4)
Dale Kearns(5)	100,000	4.7%	Note(5)	Note(5)	Note(5)
Glen Morgan(6)	100,000	4.7%	Note(6)	Note(6)	Note(6)

Notes:

(1)During the year, stock options and RSU’s exercisable into a total of 2,105,500 Common Shares were granted to directors, officers, and employees of the Company.
(2)During the year, the Corporation issued the following stock options and RSU’s to Mr. Lobsinger: options to acquire 400,000 Common Shares at CDN$3.60 and 250,000 RSU’s to acquire Common Shares, both expiring March 25, 2009 (which were issued pursuant to an amendment to Mr. Lobsinger’s employment entered into in respect of his resignation as chief executive officer and under which Mr. Lobsinger waived future contractual entitlements to stock option grants) and options to acquire 50,000 Common Shares at CDN$2.60 expiring September 16, 2009. The market value of the Common Shares at the date of the grant was the same as the exercise price for the options granted to Mr. Lobsinger in 2004.
(3)During the year, the Corporation issued the following stock options to Mr. Mendel: options to acquire 10,000 Common Shares at CDN $3.60 expiring March 25, 2007. The market value of the Common Shares at the date of the grant was the same as the exercise price for all the options granted to Mr. Mendel in 2004..
(4)During the year, the Corporation issued no stock options to Mr. Donnell.
(5)During the year, the Corporation issued the following stock options to Mr. Kearns: options to acquire 100,000 Common Shares at CDN$3.60 expiring March 25, 2009. The market value of the Common Shares at the date of the grant was the same as the exercise price for all the options granted to Mr. Kearns in 2004.
(6)During the year, the Corporation issued the following stock options to Mr. Morgan: options to acquire 100,000 Common Shares at CDN$3.10 expiring March 25, 2009. The market value of the Common Shares at the date of grant was the same as the exercise price for all the options granted to Mr. Morgan in 2004.

The following table sets forth information in respect of all stock options and RSU’s which were either exercised or not exercised by the Named Executive Officers during the Corporation’s fiscal year ended December 31, 2004.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($US)	Unexercised Options/SARS/RSUs as at December 31, 2004 exercisable/ unexercisable	Value of unexercised in-the-Money Options/SARs/RSUs at December 31, 2004(2) exercisable/ Unexercisable ($US)
Michael E. Lobsinger	650,000	709,235	Exercisable 1,378,571 Unexercisable nil	Exercisable 5,840,501 Unexercisable nil
Gary Mendel	37,500	51,077	Exercisable nil Unexercisable nil	Exercisable nil Unexercisable nil
Michael D. Donnell	nil	nil	Exercisable 453,332 Unexercisable 286,668	Exercisable 1,657,902 Unexercisable 1,237,772
Dale Kearns	110,000	467,362	Exercisable 133,333 Unexercisable 66,667	Exercisable 78,423 Unexercisable 282,309
Glen Morgan	33,333	150,654	Exercisable nil Unexercisable 66,667	Exercisable nil Unexercisable 286,403

Notes:

(1)The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.
(2)“In-the-money” options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2004 and the exercise price.

Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation’s Incentive Stock Option Plans described herein.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Company to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2004 or since incorporation. In 2004, 250,000 RSU’s were granted and issued, in respect of compensation, without performance criteria attached and at no cost to the grantee.

Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2004 with respect to stock options held by the Named Executive Officers.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described herein.

Employment Contracts

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provided for an automatic renewal for a further three years on the same terms and conditions except for remuneration which was to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Corporation and Chief Executive Officer. The terms of the agreement provided that Mr. Lobsinger be paid an amount equal to US$300,000 per annum plus transportation and travel allowances. Effective May 1, 2003, Mr. Lobsinger agreed to defer two-thirds of his remuneration until a later date, and the Corporation ceased paying Mr. Lobsinger the full amount of his salary. Effective November 20, 2003 Mr. Lobsinger and the Corporation agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Corporation but would remain as Chairman of the Board. The Corporation and Mr. Lobsinger entered into an Amending Agreement in March, 2004 that amended the terms of his employment agreement effective November 20, 2003 (the “Amending Agreement”). (Mr. Donnell became Chief Executive Officer of the Corporation on that date). Mr. Lobsinger agreed to amend the terms of his employment to reduce his salary to an annual compensation of CDN$225,000 per year effective November 20, 2003. In addition, as of November 20, 2003, Mr. Lobsinger had deferred CDN$240,340 in salary payable to him under his employment agreement, which he agreed to further defer until December 31, 2006, unless the directors determined to pay it earlier. This amount was paid to Mr. Lobsinger on September 17, 2004. Mr. Lobsinger agreed to forego any additional options that he would have been entitled to under his 1999 employment agreement, and instead the Corporation agreed to issue to him 400,000 options and 250,000 RSU’s. Under the Amending Agreement, following a change of control Mr. Lobsinger has the right, exercisable within 60 days of a change of control, to consider his employment to have been terminated. In the event the Corporation terminates Mr. Lobsinger’s employment (or Mr. Lobsinger elects to treat his employment as terminated on a change of control) the Corporation is required to pay him an amount equal to three times his current annual salary and at Mr. Lobsinger’s discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. In addition, any salary amounts deferred by Mr. Lobsinger as of the date of his termination becomes payable upon such termination.

The Corporation entered into an employment agreement with Gary Mendel effective May 22, 2001. Mr. Mendel was appointed Vice President, Sales and Marketing of the Corporation. The terms of the agreement provided that Mr. Mendel be paid US$165,000 per annum and provide for a bonus of up to 50% of annual salary based upon the performance of mutually agreed milestones, payable in cash or stock options as follows: 50% to be paid in cash or options at the discretion of the employee and 50% at the discretion of the reporting manager. The bonus will be payable bi-annually. Options will be valued based on current pricing models. The Corporation agreed, subject to regulatory approvals, to grant Mr. Mendel stock options to purchase 60,000 Common Shares in the capital of the Corporation. The Corporation may terminate Mr. Mendel’s employment upon 90 days’ written notice, or payment of three months base salary. In the event of a change of control of the Corporation, Mr. Mendel may, at his discretion, terminate the agreement. In addition, his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Mendel was required to execute a Confidentiality and Non-Competition agreement. Mr. Mendel resigned his position with the Corporation on July 13, 2004.

The Corporation entered into an employment agreement with Michael D. Donnell on July 23, 2003 pursuant to which Mr. Donnell was appointed President and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Donnell to be paid a base salary of US$225,000 per annum. The Corporation may terminate Mr. Donnell’s employment upon payment of three month’s salary. The Corporation agreed, subject to regulatory approvals, to grant Mr. Donnell stock options to purchase 250,000 Common Shares in the capital of the Corporation. On November 23, 2003 Mr. Donnell was appointed Chief Executive Officer at which time he was awarded 490,000 options to purchase Common Shares of the Corporation and his base salary increased to US$300,000 per annum. Pursuant to Mr. Donnell’s employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Donnell was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Dale Kearns on April 2, 2001 pursuant to which Mr. Kearns was appointed Chief Financial Officer of the Corporation. The terms of the agreement provided for Mr. Kearns to be paid a base salary of CDN$180,000 per annum. Pursuant to a 2004 amendment to the employment agreement, the Corporation may terminate Mr. Kearns’ employment upon payment of twelve months’ base salary plus an allowance to replace group insurance benefits post-termination of employment. The Corporation agreed, subject to regulatory approvals, to grant Mr. Kearns’ stock options to purchase 60,000 Common Shares in the capital of the Corporation. Pursuant to Mr. Kearns’ employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Kearns was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provide for Mr. Djokovic to be paid a base salary of US$230,000 per annum. The Corporation may terminate Mr. Djokovic’s employment upon payment of up to six months’ base salary. The Corporation agreed, subject to regulatory approvals, to grant Mr. Djokovic stock options to purchase 230,000 Common Shares in the capital of the Corporation. Pursuant to Mr. Djokovic’s employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Djokovic was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Glen Morgan on May 31, 2004 pursuant to which Mr. Morgan was appointed Senior Vice President, Global Sales and Marketing. The terms of the agreement provide for Mr. Morgan to be paid a base salary of US$180,000 per annum. The Corporation may terminate Mr. Morgan’s employment upon payment of three months’ base salary if terminated during the first 18 months of employment and six months’ base salary thereafter. The Corporation agreed, subject to regulatory approvals, to grant Mr. Morgan stock options to purchase 100,000 Common Shares in the capital of the Corporation. Pursuant to Mr. Morgan’s’ employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Morgan was required to execute a Confidentiality and Non-Competition agreement.

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

The following summarizes aggregate stock option plan activity during the fiscal years ending December 31, 2002, 2003 and 2004:

	2004	2003	2002
Options outstanding, beginning of year	5,474,904	5,135,700	5,874,852
Granted	2,105,500	2,342,532	306,666
Cancelled	(1,524,666)	(1,667,701)	(741,218)
Exercised	(1,143,766)	(335,627)	(304,600)
Options outstanding, end of year	4,911,972	5,474,904	5,135,700

(d)   Other Compensation

During the Corporation’s fiscal year ended December 31, 2004, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to US$125,708.

A management fee was paid by the Corporation to a consulting firm owned by an officer amounting to CDN$60,000 during the fiscal year ended December 31, 2004.

A management fee was paid by the Corporation to a consulting firm owned by a director amounting to US$30,000 during the fiscal year ended December 31, 2004.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

B.             Board Practices

(a)   Board of Directors

The Board currently consists of eight members. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Company.

Board Committees

Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee consists of three members. Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was immediately appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation’s Board of Directors for his financial and accounting skills. Other members of the Audit Committee are Thompson MacDonald and Michael Mackenzie are financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. Messrs. MacDonald and Mackenzie are presently and have served as directors or senior officers of companies who prepare financial statements similar to those of the Company and have experience supervising one or more persons engaged in the preparation of financial statements. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation. The Committee met four times in 2003 and all members attended all of the meetings.

The Corporation adopted an Audit Committee Charter in June 2000 which was recently amended to conform with applicable requirements. A copy of the Audit Committee Charter is filed as an exhibit to this Report. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation’s financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation’s independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee are financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Compensation Committee

During 2004, the Compensation Committee consisted of Michael Mackenzie, as Chairman, Rod Love and Donald Hyde. Mr. Love resigned in November 2004. Donald Moore was selected to serve on the Compensation Committee in March 2005. All three members are considered unrelated and independent directors. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors the compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

The Compensation Committee advises the board on the administration of the Company’s Stock Option Plans, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Company. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

Under the direction of the Compensation Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Company. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Company’s executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and Restricted Stock Units (“RSU’s”).

In connection with determining base salaries, the Company maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Company’s lean organizational structure and growth in the international arena, the Compensation Committee’s goal is to provide base salaries, for its top performing employees, that are competitive with the Company’s peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports compiled by such organizations as Korn-Ferry International Consultants, The Wynford Group Management Consulting, Haygroup Ltd., Watson Wyatt, Western Compensation and Benefits Consultants and KPMG LLP and compare the base salaries of the Company’s executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating a combination of financial and non-financial criteria, including net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In 2004, the Board approved up to a combined total of $250,000 in cash bonuses to be paid to three executives in respect of 2004. In determining bonuses, the Committee considers profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

The Board believes that employees should have a stake in the future of the Corporation and that their interests should be aligned with the interest of the Corporation’s stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period determined by the Corporation and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options and RSU’s are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSU’s have been issued as at the February 28, 2005 in respect of 2004 incentive compensation.

We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated. For employment agreements of Named Executive Officers, see Item 6 - Compensation of Executive Officers. Except as described herein, there are no agreements or other remuneration arrangements with any of our directors.

Corporate Governance and Nominating Committee

During 2004, this Committee had three members;. Derrick Armstrong, who was the Chairman of the Committee, Thompson MacDonald and Howard Balloch. In 2005, Richard Tingle joined the Corporate Governance Committee and Derrick Armstrong resigned. Howard Balloch assumed the Chairmanship of the Committee. The Corporation had adopted a charter for this committee which has been posted on its website. Pursuant to its charter, the Corporate Governance and Nominating Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring the Corporation’s general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Corporate Governance and Nominating Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally one time in 2004 and, in view of its size, communicated informally from time to time.

The Company’s approach to corporate governance with reference to the TSE Guidelines is set out in the Company’s Management Information Circular. See Exhibit 10.1.

C.             Employees

As of March 23, 2005, we had 119 regular, full-time employees:

ZI TECHNOLOGY
	Asia	North America	Europe	Total
Sales & Marketing	5	4	3	12
Technical	4	24	9	37
Admin/Corp	6	14	3	23
ZI TECHNOLOGY TOTAL	15	42	15	72

OZTIME
	Asia	North America	Europe	Total
Sales & Marketing	9	1	-	10
Technical	32	-	-	32
Admin/Corp	5	-	-	5
OZTIME TOTAL	46	1	-	47

We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are represented by a collective bargaining agreement. At December 31, 2003 we had 104 regular, full time employees; at December 31, 2002, we had 103 regular, full-time employees; and at December 31, 2001, we had 168 regular, full-time employees. We believe we enjoy good relationships with our employees.

D.             Share Ownership

(a)   Share and Option Holdings

The following table sets forth the direct and indirect actual common share ownership and option holdings of our directors and previously Named Executive Officers at March 23, 2005.

Name	Number of Shares Beneficially Owned*	Percentage of Class**
Michael E. Lobsinger	5,819,613(1)	12.2%
Derrick R. Armstrong	274,900(2)	0.6%
Howard R. Balloch	325,350(3)	0.7%
H. Donald Hyde	100,000(4)	0.2%
Thompson MacDonald	80,000(5)	0.2%
Angus Michael Roderick Mackenzie	525,000(6)	1.1%
Donald P. Moore	50,200(7)	0.1%
Richard Tingle	50,000(8)	0.1%
Mike D. Donnell	513,333(9)	1.1%
Dale Kearns	166,672(10)	0.4%
Milos Djokovic	76,667(11)	0.2%

Notes:

*	Includes options and restricted stock units exercisable within 60 days of March 23, 2005. Except as noted to the contrary, in notes 1 to 11 below all grant prices are expressed in Canadian dollars.

**	Based upon the number of outstanding Common Shares, as of March 23, 2005.

(1)Based upon the number of outstanding In the case of Mr. Lobsinger, this comprises 1,143,700 common shares held directly or beneficially by Mr. Lobsinger, 3,297,342 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger, and 1,378,571 share options and RSU’s. The share options and RSU’s include: 200,000 options granted December 28, 2000 at a grant price of $10.05 and expire December 28, 2005; 50,000 options granted January 1, 2001 at a grant price of $9.20 and expire January 1, 2006; 50,000 options granted December 3, 2001 at a grant price of $7.96 and expire December 3, 2006; 50,000 options granted January 1, 2003 at a grant price of $4.40 and expire January 1, 2006; 100,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; and 28,571 RSU’s at a grant price of nil and expire on April 17, 2008; 100,000 options granted on June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008; 100,000 RSU’s on June 11, 2003 at a grant price of nil and expire on June 11, 2008; 400,000 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 250,000 RSU’s at a grant price of nil and expire on March 25, 2009, 50,000 options at a grant price of $2.60 and expire on September 16, 2009.

(2) In the case of Mr. Armstrong, this comprises 194,900 common shares held directly or beneficially by Mr. Armstrong and 80,000 share options. This does not include 10,000 common shares held pursuant to a spousal RRSP. The share options include: 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options at a grant price of $2.60 and expire on September 16, 2009.

(3) In the case of Mr. Balloch, this comprises 350 common shares held directly or beneficially by Mr. Balloch and 225,000 share options granted August 4, 2001 at a grant price of $11.66 and expire July 31, 2006; 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options at a grant price of $2.60 and expire on September 16, 2009.

(4) In the case of Mr. Hyde, this comprises 100,000 share options: 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options at a grant price of $2.60 and expire on September 16, 2009.

(5) In the case of Mr. MacDonald, this comprises 80,000 share options which include: 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options at a grant price of $2.60 and expire on September 16, 2009.

(6) In the case of Mr. Mackenzie, this comprises 200,000 common shares held directly or beneficially by Mr. Mackenzie and 325,000 share options. The share options include: 100,000 options granted July 26, 2000 at a grant price of $13.50 and expire July 26, 2005; 125,000 options granted June 8, 2001 at a grant price of $12.23 and expire June 8, 2006; 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options at a grant price of $2.60 and expire on September 16, 2009.

(7) In the case of Mr. Moore, this comprises 50,000 share options: 50,000 options at a grant price of $2.60 and expire on September 16, 2009.

(8) In the case of Mr. Tingle, this comprises 50,000 share options: 50,000 options at a grant price of $7.79 and expire on January 10, 2010.

(9) In the case of Mr. Donnell, this comprises 513,333 share options: 250,000 share options granted July 24, 2003 at a grant price of $4.94 and expire July 24, 2008; 263,333 options granted November 17, 2003 at a grant price of $3.50 and expire November 17, 2008.

(10) In the case of Mr. Kearns, this comprises 6 common shares held directly or beneficially by Mr. Kearns and 166,666 share options, 60,000 share options granted April 1, 2001 at a grant price of $10.71 and expire April 1, 2006; 60,000 options granted December 6, 2001 at a grant price of $8.25 and expire December 6, 2006, 46,666 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009.

(11) In the case of Mr. Djokovic, this comprises 76,667 share options: 76,667 options granted October 26, 2004 at a grant price of US$3.40 and expire October 26, 2009.

(b) Option Plans

Purpose of Plans

The purpose of the Plans is to advance the interests of the Corporation or any of its subsidiaries or affiliates by encouraging the directors, officers, employees and consultants to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or any of its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries or affiliates.

Eligibility

The Plans provide for the issuance of options (“Options”) and RSUs exercisable to acquire Common Shares of the Corporation to directors, officers, employees and consultants, including a personal holding Corporation controlled by one of the aforementioned participants, a participant’s spouse, children and/or grandchildren and a consulting corporation engaged to provide ongoing consulting services for the Corporation or any of its subsidiaries or affiliates. Options and/or RSUs may be granted, either alone or in addition to, in tandem with or in substitution for any other Options or RSUs previously granted. The specific terms of each Option are provided in a separate Option Agreement (“Option Agreement”), and the specific terms of each RSU are provided in a separate Restricted Stock Unit Agreement (“RSU Agreement”).

RSUs are notional credits maintained on the books of the Corporation; the value of each RSU reflects the value of one Common Share and entitles the holder to receive one Common Share from the treasury of the Corporation. Each RSU granted to participants will be subject to individual terms specified by the Committee in the RSU Agreement, including the time or times at which the RSU may be exercised.

The number of Common Shares that may be issued under the Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

Administration of the Plans

The Plans are administered by the Board, or if appointed, a special committee of directors appointed by the Board (such a special committee or the Board, if no special committee is appointed, is referred to in this prospectus as the “Committee”), whose members have responsibility for designating participants under the Plans and, subject to the terms of the Plans, for setting the terms of Options and RSUs. Unless otherwise expressly provided in the Plans, all designations, determinations, interpretations and other decisions under or with respect to the Plans or any Option or RSU shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any participant, any holder or beneficiary of any Option or RSU. In determining which eligible persons shall receive an Option or RSU and the terms of any Option or RSU, the Committee may take into account the nature of the services rendered by the respective person, his or her present and potential contributions to the success of the Corporation or such other factors as the Committee, in its discretion, deems relevant. If the Board appoints a special committee to serve as the Committee, the Board may from time to time increase and thereafter decrease the size of such special committee and may fill any vacancies however created.

Amendment of the Plans

Subject to any required approval of any stock exchange on which the Corporation’s securities are listed, the Board reserves the right to amend, suspend or terminate the Plans at any time if and when it is advisable in the absolute discretion of the Board or Committee; provided however, no such amendment or revision shall alter the terms of any Options or RSUs theretofore granted under the Plans.

Necessary Approvals

The ability of the Options or RSUs to be exercised and the obligation of the Corporation to issue and deliver shares in accordance with the Plans is subject to any approvals that may be required from the shareholders of the Corporation, or any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.

Adjustment in Shares Subject to the Plan

Other than dividends declared in the normal course, appropriate adjustments in the number of Common Shares optioned, in the option price per share, as regards Options granted or to be granted, and in the RSUs granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plans by the Committee from subdivisions, consolidations or reclassification of the Common Shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

The number of Common Shares that may be issued under the Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

Options provide the holder with the right to purchase Common Shares at a stated exercise price before a specified date in the future. The exercise price for Options shall not be less than the price permitted by any stock exchange on which the Shares are then listed or other regulatory body having jurisdiction. The exercise price of Options granted under the Plans must be equal to not less than 100% of the fair market value of the Common Shares on the date of grant, which shall be determined based on the closing price for board lots of Common Shares listed on The Toronto Stock Exchange on the last day of the trading immediately preceding the date of the grant.

A comparative chart highlighting the significant terms of each of the Plans is as follows:

	1993 Plan	1995 Plan	1996 Plan	1998 Plan	1999 Plan (as amended in 2000 and 2002)
Eligible participants	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.
Number of securities issued/issuable	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 1,430,000 Common Shares.	Not to exceed 2,600,000 Common Shares.	Not to exceed 1,300,000 Common Shares.	Not to exceed 4,960,000 Common Shares and 500,000 RSUs.
Maximum percentage available to insiders	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.
Maximum number of securities to any one entity	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.
Method for determining the exercise price	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.
Method for determining the purchase price	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.
Vesting of stock options	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.
Term of stock options	Fixed by the Board or Committee.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.
Causes of cessation of entitlement	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.
Assignability	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.
Procedure for amending	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.

Item 7 - Major Shareholders and Related Party Transactions

A.             Major Shareholders

To the knowledge of the Company, the following table sets forth the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than five percent (5%) of the voting rights attached to the issued and outstanding shares of the Company entitled to vote at the shareholder meetings of the Company as at March 23, 2005.

Name and municipality	Beneficial number of shares held	Percentage of total voting rights
Marty Steinberg, Receiver Miami, Florida	18,720,508	40.5
Michael E. Lobsinger(1) Calgary, Alberta	4,441,042	9.6

Notes:

(1)
Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the “Schedule 13D”) filed on December 11, 2003 with the U.S. Securities and Exchange Commission by Marty Steinberg, Esq., as Receiver (the “Receiver”) of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the “Receivership Entities”). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. The Schedule 13D was amended on January 28, 2005.

(1)	Of which 1,143,700 common shares are held directly or beneficially by Mr. Lobsinger and 3,297,342 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

The Company’s major shareholders hold common shares, which shares do not carry different voting rights than any other shares.

Based on a report from Olympia Trust Company, as at December 31, 2004, there were 196 registered shareholders in the United States that held 25,817,683 common shares or 57.1 percent of the common shares outstanding.

To the extent known to the Company, the Company is not directly or indirectly owned or controlled by any foreign government, or by any other natural or legal persons, severally or jointly.

B.             Related Party Transactions

Except as set forth below and other than employment agreements with executive officers, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Company is not aware of any related party transactions occurring or being made, or any loans made by the Company or any of its subsidiaries to related parties, from January 1, 2004 to March 23, 2005, other than the following:

January 1, 2005 to March 23, 2005

During the Corporation’s period from January 1, 2005 to March 23, 2005, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to $27,432.

A management fee was paid by the Corporation to a consulting firm owned by an officer amounting to $8,133 during the period from January 1, 2005 to March 23, 2005.

 January 1, 2004 to December 31, 2004

During the Corporation’s fiscal year ended December 31, 2004, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to $125,708.

A management fee was paid by the Corporation to a consulting firm owned by an officer amounting to $46,067 during the fiscal year ended December 31, 2004.

A management fee was paid by the Corporation to a consulting firm owned by a director amounting to $30,000 during the fiscal year ended December 31, 2004.

C.             Interests of Experts and Counsel

Not applicable.

Item 8 - Financial Information

A.             Consolidated Statements and Other Financial Information

See Item 18 - Financial Statements.

Legal Proceedings

To our knowledge, the material legal proceedings related to the Company are as follows:

Certain of our customers have been subject to a patent infringement claim in the People’s Republic of China as described below. While we have not been made party to the claims, these customers have executed licenses with the Company for the use of eZiText on their products, which licenses contain third party intellectual property infringement indemnities. As a result, these claims may have significant consequences for the Company to the extent that such claims may relate to the implementation and use of eZiText on products sold in the People’s Republic of China and to the extent that our indemnity under our license agreement may be applicable.

(i)
Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd., (the “First Dalian Ericsson Action”). The First Dalian Ericsson Action is in the Higher People’s Court (the “High Court”) in Beijing, China. The Court served Beijing Ericsson Mobile Telecommunication Co., Ltd. on August 16, 2000, and Ericsson (China) Co., Ltd. with the plaintiffs’ complaint on August 17, 2000. The complaint alleges that Ericsson (China) Co. Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd. infringed the plaintiffs’ intellectual property rights, namely Chinese patent ZL96120693.4, “Keyboard Assignment of Stroke Input and its Screen Prompt.” On August 18, 2000, Ericsson sent Zi Corporation a request for indemnification pursuant to the license agreement between Ericsson Mobile Communications AB and Zi Corporation of Canada, Inc. The Company and its affiliates have not been named as a party in the First Dalian Ericsson Action.

(ii)
Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd., (the “Second Dalian Ericsson (Panda) Action”). The Second Dalian Ericsson (Panda) Action is in the Second Intermediate People’s Court (the “Lower Court”) in Beijing, China. This is a lower court than the Higher People’s Court in which the First Dalian Ericsson Action is being tried. The plaintiffs’ complaint was filed with the Court on February 22, 2001. This complaint alleges that Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd. infringed the plaintiffs’ intellectual property rights, namely Chinese patent ZL96120693.4, “Keyboard Assignment of Stroke Input and its Screen Prompt” (the same patent under suit in the First Dalian Ericsson Action). On February 22, 2001, Ericsson sent Zi Corporation a request for indemnification pursuant to the Ericsson Chinese License Agreement (defined below). The Company and its affiliates have not been named as a party in the Second Dalian Ericsson (Panda) Action. A ruling in Ericsson’s favour was issued by the Lower Court on this matter on May 23, 2002. The Lower Court rejected the plaintiff’s claims of infringement finding that: (1) there was no literal infringement of the plaintiff’s patent by Zi’s input technology on the Ericsson phone models in dispute; and (2) the doctrine of equivalence argued by the plaintiff could not be accepted as it would broaden the original scope of the plaintiff’s patent claims. The plaintiff was charged with paying a nominal amount of RMB1000 to cover case handling fees. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. Ericsson is actively defending this appeal.

Both claims described in (i) and (ii) above will be collectively referred to as the “Ericsson/HuBin Claims” and the Ericsson parties named in the Ericsson/HuBin Claims shall be referred to as “Ericsson”. Under the respective notices sent to us, Ericsson asserted its rights to indemnification granted by us to Ericsson under our Chinese eZiText license agreement with Ericsson signed February 17, 1998 (the “Ericsson Chinese License Agreement”). Pending determination of the actual scope of the alleged infringement and whether the scope of indemnity provided under the Ericsson Chinese License Agreement applies, we have taken a course of action where we pay for Ericsson’s legal fees and where we exercise sole control of the conduct of Ericsson’s defense against the Ericsson/HuBin Claims. Ericsson is actively cooperating and participating with Zi to defend against the Ericsson/HuBin Claims. We believe that the allegations are unfounded and without merit and Zi and Ericsson are vigorously defending against the Hu Bin claims.

To date, the two cases remain in the hands of the Beijing High People’s Court. Ericsson has requested a schedule from the Beijing High People’s Court. The Company is not aware of any response from Beijing High People’s Court to Ericsson’s request for a timetable or any other actions taken by any of the parties involved in this matter.

Furthermore, Ericsson made a separate application to the PRC Patent Office seeking invalidation of the HuBin Patent. An invalidation hearing was held with the PRC Patent Re-examination Board on May 27, 2002. In March 2004, a ruling from the PRC Patent Re-examination Board was rendered in favour of the patent. An appeal was heard in October 2004 and Ericsson was successful on most counts. As a result, certain portions of the Hu Bin patent were found to be invalid. We are awaiting advice with respect to the status of this matter.

(iii)
Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Alcatel Suzhou communication Co., Ltd and Another (the “Dalian Alcatel Action”). The Dalian Alcatel Action is also in the Lower Court. On April 5, 2001, the Company received a notice from Alcatel Suzhou Communication Co., Ltd. that Alcatel Suzhou Communication Co., Ltd, and Yanshaqiro Trading Branch of Beijing Yingcong Science and Trade Center have been made parties to a patent infringement claim in the PRC (the “Alcatel/Hu Bin Claims”) filed in the Lower Court for infringement of Chinese patent ZL96120693.4 (the same patent in both of the First Dalian Ericsson Action and the Second Dalian Ericsson (Panda) Action). On April 19, 2001 Alcatel sent Zi Corporation of Canada, Inc. a request for indemnification pursuant to the license agreement between Alcatel Business Systems and Zi Corporation of Canada, Inc. Zi responded denying the applicability of the indemnity and we have not received any answering response from Alcatel. The Company and its affiliates have not been named as a party in the Dalian Alcatel Action.

A ruling in Alcatel’s favour on this matter was also issued by the Lower Court on May 23, 2002. The rulings by the Lower Court in this Dalian Alcatel Action are substantially similar to those given in the Second Dalian Ericsson (Panda) Action. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. Alcatel is actively defending this appeal.

We have disputed the applicability of the indemnity provided by us to Alcatel under the license agreement dated October 20, 1999 (the “Alcatel License Agreement”) in respect of the Alcatel/HuBin Claims. To date, we are not providing any indemnification to Alcatel in respect of Alcatel’s defense of the Alcatel/Hu Bin claim; however, we have been actively providing Alcatel technical support for their defense.

(iv)
Zi Corporation, an Alberta, Canada corporation, and Zi Corporation of America, Inc., a Nevada corporation v. Morrison & Foerster LLP, a limited liability partnership, and Does 1-100, inclusive (the” MoFo” Malpractice Action). An action against Morrison & Foerster LLP was commenced on behalf of the Company by its litigation counsel, Foley Bezek, LLP (“F&B”), in the Superior Court of the State of California, County of San Francisco claiming (i) professional negligence based on MoFo’s failure to exercise reasonable care, skill and diligence in representing the Company in the defence of Asian Communication Pty Ltd and Tegic Communications Inc. v. Zi Corporation and Zi Corporation of America, Inc. (the Tegic California patent infringement lawsuit described more fully at Item 3 - Risk Factors - Tegic Lawsuit Settlement and (ii) reimbursement of the payments made to MoFo in connection with the defense of Tegic v. Zi Corporation, which payments are alleged to exceed the reasonable value of MoFo’s services and costs advanced. MoFo has filed, as part of its defence to the Company’s action, a cross complaint against Zi Corporation for payment of legal fees incurred and reimbursement of out-of-pocket costs advanced in the defence of Tegic v. Zi Corporation (in addition to legal fees and costs already paid by the Company to MoFo in the amount of US$1,061,616.81). The likelihood of net gain or loss on the complaint by Zi Corporation against MoFo and the cross-complaint by MoFo against the Company is not determinable at this time.

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

B.             Significant Changes

Not applicable

Item 9 - The Offer and Listing

A.             Offer and Listing Details - Stock Price History

Our common shares are traded on the Toronto Stock Exchange under the symbol “ZIC” and on the NASDAQ National Market under the symbol “ZICA”. The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Toronto Stock Exchange and on the NASDAQ National Market.

Toronto Stock Exchange (in CDN$):

Period	High	Low
February 2005	$9.15	$6.65
January 2005	$7.85	$6.30
December 2004	$8.69	$3.56
November 2004	$4.66	$3.23
October 2004	$5.20	$4.03
September 2004	$4.26	$2.57
Quarter ended December 31, 2004	$8.69	$3.23
Quarter ended September 30, 2004	$4.26	$2.57
Quarter ended June 30, 2004	$3.85	$2.78
Quarter ended March 31, 2004	$4.03	$3.17
Quarter ended December 31, 2003	$4.20	$2.95
Quarter ended September 30, 2003	$5.60	$2.88
Quarter ended June 30, 2003	$5.09	$2.39
Quarter ended March 31, 2003	$5.48	$2.75
Year ended December 31, 2004	$8.69	$2.57
Year ended December 31, 2003	$5.60	$2.39
Year ended December 31, 2002	$11.29	$2.35
Year ended December 31, 2001	$14.50	$7.36
Year ended December 31, 2000	$59.25	$4.75

NASDAQ (in US$):

Period	High	Low
February 2005	$7.45	$5.41
January 2005	$6.89	$5.10
December 2004	$7.55	$3.00
November 2004	$3.84	$2.65
October 2004	$4.13	$3.28
September 2004	$3.35	$2.02
Quarter ended December 31, 2004	$7.55	$2.65
Quarter ended September 30, 2004	$3.35	$2.00

Quarter ended June 30, 2004	$2.89	$2.03
Quarter ended March 31, 2004	$3.05	$2.42
Quarter ended December 31, 2003	$3.11	$2.25
Quarter ended September 30, 2003	$4.08	$2.11
Quarter ended June 30, 2003	$3.82	$1.62
Quarter ended March 31, 2003	$3.47	$1.82
Year ended December 31, 2004	$7.55	$2.00
Year ended December 31, 2003	$4.08	$1.62
Year ended December 31, 2002	$7.04	$2.27
Year ended December 31, 2001	$9.44	$4.00
Year ended December 31, 2000	$40.88	$3.13

B.             Plan of Distribution

Not applicable.

C.             Markets

Our common shares are listed on the Toronto Stock Exchange and NASDAQ National Market Exchange. At December 31, 2004, the Company had 45,225,190 common shares outstanding, with no par value.

D.             Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

Item 10 - Additional Information

A.          Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The Company’s Certificate of Incorporation, together with all amendments, which we refer to as our articles of incorporation, are on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 203761614. Our articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the Alberta Business Corporations Act, in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding our incorporation, see Item 4 - Information on the Company - History and Development of the Company.

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

A majority of the lesser of the number of directors holding office at the time of the meeting and the minimum number of directors required by our articles of incorporation will constitute a quorum, provided that at least half of the directors present are resident Canadians. Business cannot be transacted at a directors’ meeting without quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our Company shall disclose to the Company the nature and extent of his interest at the time and in the manner provided by the Alberta Business Corporations Act. The Alberta Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

▪	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;
▪	relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;
▪	is for indemnity or insurance; or
▪	is with an affiliate.

Our board of directors may, on behalf of the Company and without authorization of our shareholders:

▪	borrow money upon the credit of the company;
▪	issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;
▪	subject to certain disclosure requirements of the Alberta Business Corporations Act, give a guarantee on behalf of our Company to secure performance of an obligation of any person;
▪	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired to secure any obligation of the Company; and
▪	issue common shares or other securities of the Company.

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

The holders of preferred shares will not be entitled to receive notice of or vote at any shareholders’ meetings, except as specifically provided by the Alberta Business Corporations Act. No preferred shares are currently outstanding. There is no present intention to issue any preferred chares.

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

Shareholder Meetings

An annual meeting of shareholders is held each year, not later than 15 months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time. The By-laws of the Company provide that two persons present in person holding or representing by proxy five (5%) percent of the issued Common Shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of Common Shares. Although this quorum requirement is less than that imposed by the rules of the NASDAQ National Market System, we have operated for the past two years under an exemption from such requirement on the basis that we are a foreign private issuer and such a quorum requirement is consistent with normal business practices in our jurisdiction of incorporation.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement and must state the text of any special resolution to be submitted to the meeting.

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

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (the “ICA”). The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s “cultural heritage or national identity” (Cultural Activities”) Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the “CSRD”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage’s review, similar to the Minister’s review, is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD’s policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

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

(a)
For non-World Trade Organization (“WTO”) investors, the threshold is CDN$5 million for a direct acquisition and CDN$50 million for an indirect acquisition; the CDN$5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2005 is CDN$250 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

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

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of Voting Shares if the acquisition were made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

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

Disclosure of Ownership

Our by-laws do not contain provisions regarding public disclosure of share ownership. Applicable Canadian securities legislation requires certain public disclosure of the shareholdings of those persons who are insiders of the Company. Insiders include directors and senior officers as well as those persons who own common shares that exceed 10 percent of our company’s total issued and outstanding common shares.

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

2.
Consent Judgement Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division.

3.	Employment Agreement dated July 23, 2003, between Zi Corporation and Mike Donnell.

4.
Form of Subscription Agreement pursuant to a $2,000,000 private placement of 1,000,000 units at $2.00 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each full warrant entitles the holder to acquire one additional common share until May 31, 2006 upon payment of $2.25. The private placement was completed on June 19, 2003 (1,000,000 units).

5.	Amending Agreement dated March 31, 2004, (re Employment Agreement dated December 31, 1999, between Zi Corporation and Michael Lobsinger).

See also the exhibits to this Annual Report.

The Company has also entered into employment agreements with certain executive officers of the Company. See Item 6 - Directors - Senior Management and Employees.

D.             Exchange Controls

The Company is aware of no governmental laws, decrees or regulations, including foreign exchange controls, in Canada which restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any such remittances to United States residents, however, are subject to a withholding tax pursuant to The Canada - US Income Tax Convention (1980), as amended.

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

E.             Taxation

Material Canadian Income Tax Consequences

Generally, cash dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent. However, the Canada - US Income Tax Convention (1980), as amended (“the Convention”), provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States qualifying for treaty benefits. Dividends paid to any non-resident company that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

A non-resident shareholder who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident shareholder if the non-resident shareholder used the shares in carrying on a business in Canada. The shares of the Company would also be taxable Canadian property of a non-resident shareholder if at any time during the five year period immediately preceding the disposition, not less than 25 percent of the issued shares of any class of the Company belonged to the particular shareholder or persons with whom the shareholder did not deal at arms length.

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of the Company’s common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is of a general nature only and is not exhaustive of all US federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of the Company’s common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company’s common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company’s common shares.

US Holders

As used herein, a “US Holder” means a holder of the Company’s common shares who is a US citizen or individual income tax resident of the United States under US domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source or a trust if a US court is able to exercise primary supervision over the trust’s administration and one or more US persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a US Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold common stock as part of a “straddle”, hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to US Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a US Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

US Holders receiving dividend distributions with respect to the Company’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld) equal to the US dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of US Federal Income Tax Consequences, the term “earnings and profits” refers to the Company’s earnings and profits as determined under the Code and the term “dividend” refers to corporate distributions taxable as dividends for US federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on the Company’s common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of the receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for US dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

The operation of the foreign tax credit for any particular US Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes.

Disposition of Common Shares

A US Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Company’s common shares. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to US Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein “US Person” means a citizen or income tax resident of the United States as determined under US domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer US Persons who are individuals and 60 percent or more of the Company’s gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), the Company is a “foreign personal holding company” (“FPHC”). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of the Company’s undistributed income.

Foreign Investment Company

If 50 percent or more of the combined voting power or total value of all classes of the Company’s stock is held, directly or indirectly (including through attribution), by US Persons, the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income. Generally, US Holders of PFICs are taxed upon receipt of “excess distributions” which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated rateably to each day in the shareholder’s holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest US income tax rate plus an interest charge to reflect the benefit of tax deferral.

However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally would not apply. Instead, the electing US Holder would include annually in gross income his, her or its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A US Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, US Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly (including through attribution), by US Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Company (“United States Shareholder”), the Company is a “controlled foreign corporation” under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the US Shareholders’ income on a current basis, regardless of distributions. Such US Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current US tax on their pro rata shares of the CFC’s earnings invested in US property. In certain circumstances, a foreign tax credit may apply to reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

F.              Dividends and Paying Agents

Not applicable.

G.             Statement by Experts

Not applicable.

H.             Documents on Display

Public documents are available for inspection at the Company’s head offices located at 2100, 840 - 7th Avenue S.W., Calgary, AB T2P 3G2, and, for certain documents, on the Internet at www.sedar.com and at www.edgar.com.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, to the extent required of Canadian companies, files periodic reports and other information with the Securities and Exchange Commission. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer Shareholders to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company’s Securities and Exchange Commission filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission’s website at www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.             Subsidiary Information

Not applicable.

Item 11- Quantitative and Qualitative Disclosure About Market Risk

A.             Financial Instruments

Accounts receivable, cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable, capital lease obligations and other deferred costs constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity. The carrying values for these financial instruments represent their maximum credit risk. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note (note 3). The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, China, Korea, and Western Europe. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, require no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Interest Rate Risk

The Company does not maintain any market risk sensitive instruments for trading purposes or instruments entered into for purposes other than trading purposes, other than maintaining a short term investment portfolio consisting mainly of term deposits purchased with an average maturity of less than three months. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent of their levels at December 31, 2004, the fair value of the portfolio would decline by an immaterial amount. The Company generally has the ability to hold its fixed income investments until maturity and therefore it would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio.

B.             Foreign Currency

Foreign Exchange Rate Risk

The foreign operations of the Company are translated into US dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

Substantially all of the Company’s product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars and Chinese renminbi. Based on the 2004 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the U.S. dollar is estimated to affect revenues by $nil and expenses by $65,000 based upon the exchange rate on December 31, 2004 of CDN$1.202 to the US$1.00.

Item 12 - Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13 - Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 - Controls and Procedures

At December 31, 2004, the Company identified a “material weakness” in our internal controls over financial reporting, as defined in public Company Accounting Oversight Board (“PCAOB”), Auditing Standard No. 2. As defined by the PCAOB, a material weakness is “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” The material weakness related to a failure to properly reflect stock based compensation expense over the variety of vesting periods of its stock option grants. In 2003, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated the 2003 stock compensation expense and appropriate related balances as disclosed in notes 2 and 16 to the Company’s 2004 consolidated financial statements. The Company plans to design and implement control procedures to ensure timely and ongoing review is carried out to incorporate ongoing changes to stock option grants which effect measurement criteria used to determine stock compensation expense in the second quarter of 2005.

As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, with the exception of the above, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16 - [Reserved]

Item 16A - Audit committee financial expert

As an Alberta corporation with operations principally outside of the United States, it is considered a “foreign private issuer” for the purposes of filings with the SEC and with the NASDAQ National Market, on which the Company’s common shares trade in the United States. Under applicable SEC regulations, an issuer must disclose if it has an “audit committee financial expert” on its audit committee if it is required to have such an expert by the listing rules applicable to it. The NASDAQ has adopted rules which will implement the audit committee financial expert requirement applicable to foreign private issuers such as the Company, which will be effective on July 15, 2005. Accordingly, the Company is not presently subject to the audit committee financial expert requirement.

The Board of Directors of the Company has appointed Mr. H. Donald Hyde to the audit committee. Mr. Hyde is a chartered accountant and has had his own practice since 1991. Prior to setting up his own practice, Mr. Hyde was the vice president of finance and administration for an international oil and gas drilling and service company. The Board of Directors has determined that Mr. Donald Hyde possesses the necessary attributes for designation as the Company's audit committee financial expert and has designated Mr. Hyde as its audit committee financial expert to the extent that this requirement currently applies to the Company. As noted previously, the Company has recently converted its reporting from Canadian GAAP to US GAAP. Mr. Hyde is qualified as an expert in Canadian GAAP and has an understanding of US GAAP. Management of the Company believes that Mr. Hyde and the other members of the Audit Committee have the skills, experience and education that qualify them to carry out their duties as members of the Audit Committee. Mr. Hyde is independent as defined by the rules of the NASDAQ National Market System.

Item 16B - Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that currently applies to its directors, officers and employees. Copies of the code will be provided to any person free of charge upon receipt of a written request, sent to our registered office via mail or fax.

Item 16C - Principal Accountant Fees and Services

Audit Fees

Deloitte & Touche LLP were the Company’s independent registered chartered accountants for both 2004 and 2003. Audit fees paid were $95,691 for 2004 and $83,854 for 2003. Audit fees relate to the audit of the year end financial statements, reviews of interim financial statements, and review of SEC filings.

Audit Related Fees

Audit related fees paid were $3,092 for 2004 and $29,158 for 2003. Audit related fees paid in 2003 were related to consultations concerning financial accounting and reporting standards and the accounting for acquisitions and dispositions carried out by the Company.

Tax Fees

In 2004, we paid Deloitte & Touche LLP $7,922 for tax related services. In 2003, we paid Deloitte & Touche LLP $10,777 for tax related services.

All Other Fees

We did not purchase any other services from Deloitte & Touche LLP in 2004 or 2003.

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Deloitte & Touche LLP. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent registered chartered accountants on an individual basis. The policy prohibits retention of the independent registered chartered accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the registered chartered accountants. Our Audit Committee approved all of the audit fees, audit-related fees and tax fees from May 2003 onward.

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

ZI CORPORATION

Per:	/s/ Dale Kearns
Dale Kearns
Chief Financial Officer

Date: March 31, 2005

Per:	/s/ Michael Donnell
Michael Donnell
President & Chief Executive Officer

Date: March 31, 2005

ANNUAL REPORT ON FORM 20-F
for the year ended
December 31, 2004

EXHIBIT INDEX

Exhibit No. Item	Description of Exhibit

1.1**	Certificate of Incorporation, together with all amendments. (Previously filed as Exhibit 1.1)

1.2**	Bylaws. (Previously filed as Exhibit 1.2)

4.1+	Employment Agreement dated December 31, 1999, between Zi Corporation and Michael Lobsinger. (Previously filed as Exhibit 3.4)

4.2	Amending Agreement, dated March 2004 between Zi corporation and Michael Lobsinger.

4.3	Employment Agreement dated, between Zi Corporation and Mike Donnell.

4.4+	Employment Agreement dated February 5, 2001 between Zi Corporation of America, Inc. and Roland Williams. (Previously filed as Exhibit 3.6)

4.5	Employment Agreement between Zi Corporation and Milos Djokovic.

4.6	Employment Agreement between Zi Corporation and Dale Kearns, as amended.

4.7	Employment Agreement between Zi Corporation and Glen Morgan.

4.8**	Zi Corporation Amended 1999 Stock Option Plan approved by shareholders at the Annual General Meeting on June 5, 2002. (Previously filed as Exhibit 4.13)

4.9	Zi Corporation 1996, 1998 and 1999 Stock Option Plans as amended (previously filed on Form S-8)

4.10++
Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc. (Portions of this exhibit have been redacted, omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (Previously filed as Exhibit 4.17.)

4.11++
Consent Judgment Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division. (Previously filed as Exhibit 4.18.)

Exhibit No. Item	Description of Exhibit

8.1	List of Subsidiaries (included in Item 4)

11.1	Zi Corporation Code of Ethics

12.1	Section 302 Certification by Dale Kearns, Chief Financial Officer dated March 31, 2005.

12.2	Section 302 Certification by Mike Donnell, Chief Executive Officer dated March 31, 2005.

13.1	Section 906 Certification by Dale Kearns, Chief Financial Officer dated March 31, 2005.

13.2	Section 906 Certification by Mike Donnell, Chief Executive Officer, dated March 31, 2005.

99.1	Audit Committee Charter

99.2	Consent of Independent Registered Chartered Accountants

*	Previously filed on Form 20-F Annual Report for December 31, 1999.

+	Previously filed on Form 20-F Annual Report for December 31, 2000.

**	Previously filed on Form 20-F Annual Report for December 31, 2001.

++	Previously filed on Form 20-F for December 31, 2003.

Management’s Report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management’s best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the report of independent registered chartered accountants. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The independent registered chartered accountants have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

(signed)	(signed)

Mike Donnell	Dale Kearns

President & Chief Executive Officer	Chief Financial Officer

March 11, 2005

Report of Independent Registered Chartered Accountants

To the Shareholders of Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2004 and 2003 and the consolidated statements of loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(signed) "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 11, 2005

Comments By Independent Registered Chartered Accountant on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in notes 2 and 16 to the consolidated financial statements. Our report dated March 2, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the report of independent registered chartered accountant when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in note 2, to the consolidated financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of independent registered chartered accountant when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 11, 2005

Consolidated Balance Sheets

As at December 31	2004	2003
(All amounts in United States of America dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$12,889,335	$2,366,885
Accounts receivable, net of allowance of $154,108 (2003 - $507,640)	5,570,869	4,020,264
Accounts receivable from related party (note 13)	43,629	33,187
Prepayments and deposits	414,994	399,767
Total current assets	18,918,827	6,820,103
Notes receivable (note 3)	—	2,000,000
Capital assets - net (note 5)	1,087,957	1,277,755
Intangible assets - net (note 6)	1,692,087	587,720
Investment in significantly influenced company (notes 3 and 10)	—	—
	$21,698,871	$10,685,578
Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities (note 17)	$3,081,280	$4,099,307
Deferred revenue	2,704,105	1,099,573
Notes payable (note 7)	—	1,000,000
Current portion of other long-term liabilities (note 8)	71,969	73,572
Total current liabilities	5,857,354	6,272,452

Other long-term liabilities (note 8)	92,361	132,033
	5,949,715	6,404,485
Contingent liabilities, commitments and guarantees (notes 12 & 14)

Shareholders’ equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	—	—
Unlimited number of common shares, no par value, authorized,
45,225,190 (2003 - 39,371,560) issued and outstanding	106,025,634	93,957,652
Additional paid-in capital	2,114,190	601,744
Accumulated deficit	(91,927,031)	(89,538,832)
Accumulated other comprehensive loss	(463,637)	(739,471)
	15,749,156	4,281,093
	$21,698,871	$10,685,578
See accompanying notes to consolidated financial statements.

(signed)	(signed)
Michael E. Lobsinger	Donald Hyde
Chairman of the Board	Director

Consolidated Statements of Loss

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars except share amounts)

Revenue
License and implementation fees	$12,898,838	$9,918,998	$6,480,938
Other product revenue	504,213	684,070	1,935,309
	13,403,051	10,603,068	8,416,247
Cost of sales
License and implementation fees	362,562	349,824	251,613
Other product costs	109,252	85,711	803,424
	471,814	435,535	1,055,037
Gross margin	12,931,237	10,167,533	7,361,210
Operating expenses

Selling general and administrative	(9,281,365)	(8,137,551)	(11,371,764)
Litigation and legal (note 12)	(833,197)	(886,860)	(7,511,908)
Product research and development	(2,350,141)	(2,098,735)	(2,780,180)
Depreciation and amortization (note 6)	(926,886)	(1,380,265)	(2,226,572)
Impairment of note receivable (note 3)	(2,000,000)	—	—
Impairment of goodwill (note 6)	—	—	(1,258,889)
Impairment of intangible assets (note 6)	—	—	(1,457,405)
Operating loss before undernoted	(2,460,352)	(2,335,878)	(19,245,508)
Interest on capital lease obligation	(25,558)	(9,856)	(88,614)
Other interest expense	(30,839)	(608,858)	(125,976)
Interest income and other income	128,550	23,483	182,360
Equity interest in loss of significantly influenced company (note 10)	—	—	(220,687)
Loss from continuing operations before income taxes	(2,388,199)	(2,931,109)	(19,498,425)
Income taxes	—	—	—
Loss from continuing operations	(2,388,199)	(2,931,109)	(19,498,425)
Discontinued operations (note 4)
Loss from discontinued operations	—	—	(5,707,850)
Net loss	$(2,388,199)	$(2,931,109)	$(25,206,275)
Basic and diluted loss from continuing operations per share (note 9)	$(0.06)	$(0.08)	$(0.52)
Loss from discontinued operations per share	—	—	(0.15)
Basic and diluted loss per share (note 9)	$(0.06)	$(0.08)	$(0.67)
Weighted average common shares	41,373,309	38,719,786	37,767,000
Common shares outstanding, end of period	45,225,190	39,371,560	37,914,250

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Common shares issued				Accumulated
	Shares	Amount	Additional paid-in capital	Accumulated deficit	other comprehensive income (loss)	Total comprehensive loss
(All amounts in United States of America dollars except share amounts)
Balance - December 31, 2001	37,544,650	$89,930,636	$34,873	$(61,401,448)	$(1,060,565)
Issued on exercise of stock options	304,600	720,904	—	—	—
Issued pursuant to acquisition of
Magic Lantern less shares held in escrow	65,000	324,057	—	—	—
Issued stock purchase warrants with debt	—	—	154,065	—	—
Loss from continuing operations	—	—	—	(19,498,425)	—	$(19,498,425)
Loss from discontinued operations	—	—	—	(5,707,850)	—	(5,707,850)
Other comprehensive income from
foreign currency translation adjustment	—	—	—	—	158,641	158,641
Balance - December 31, 2002	37,914,250	$90,975,597	$188,938	$(86,607,723)	$(901,924)	$(25,047,634)
Issued on exercise of stock options	301,666	697,457	—	—	—
Issued under private placement	1,000,000	1,968,610	—	—	—
Issued restricted stock units	—	—	516,354	—	—
Settlement of debt with attached
stock purchase warrants	—	—	(154,065)	—	—
Exercise of restricted stock units	33,961	—	—	—	—
Issued shares on settlement of debt	21,683	44,827	—	—	—
Issued share purchase warrants	—	—	50,517	—	—
Issued on exercise of share
purchase warrants	100,000	271,161	—	—	—
Loss from continuing operations	—	—	—	(2,931,109)	—	$(2,931,109)
Other comprehensive income from
foreign currency translation adjustment	—	—	—	—	162,453	162,453
Balance - December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)	$(2,768,656)
Issued on exercise of stock options	1,143,766	2,289,957	—	—	—
Issued under a private placement	3,636,364	7,067,885	—	—	—
Issued restricted stock units	—	—	685,767	—	—
Issued share purchase warrants to
consultant re private placement	—	(141,048)	141,048	—	—
Issued on exercise of share
purchase warrants	1,073,500	2,851,188	—	—	—
Issued stock options to non-employee	—	—	685,631	—	—
Loss from continuing operations	—	—	—	(2,388,199)	—	$(2,388,199)
Other comprehensive income from
foreign currency translation adjustment	—	—	—	—	275,834	275,834
Balance - December 31, 2004	45,225,190	$106,025,634	$2,114,190	$(91,927,031)	$(463,637)	$(2,112,365)
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(2,388,199)	$(2,931,109)	$(19,498,425)
Items not affecting cash:
Loss on dispositions of capital assets	9,899	2,415	146,418
Depreciation and amortization	926,886	1,380,265	2,226,572
Impairment of note receivable	2,000,000	—	—
Impairment of goodwill	—	—	1,258,889
Impairment of intangible assets	—	—	1,457,405
Non-cash interest expense	—	95,344	—
Non-cash compensation expense	685,767	516,353	—
Non-cash consultant compensation expense	685,631	—	—
Equity in net loss of significantly influenced company	—	—	220,687
Decrease (increase) in non-cash working capital (note 17)	(989,769)	(370,608)	1,202,139
Cash flow from (used in) operating activities	930,215	(1,307,340)	(12,986,315)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	12,209,030	2,937,228	720,904
Settlement of note payable	(1,000,000)	(3,300,000)	—
Issuance of note payable	—	1,000,000	3,250,450
Payment of capital lease obligations	—	(96,223)	(104,900)
Cash flow from financing activities	11,209,030	541,005	3,866,454
Cash flow from (used in) investing activities:
Short-term investments	—	—	5,385,172
Purchase of capital assets	(178,258)	(133,297)	(922,171)
Proceeds from capital dispositions	—	2,772	32,305
Software development costs	(1,661,974)	(237,618)	(452,573)
Other deferred costs	(52,397)	(47,622)	152,339
Acquisition of subsidiaries net of bank indebtedness	—	—	(1,194,494)
Sale of subsidiary net of cash given up	—	—	(350,669)
Cash flow from (used in) investing activities	(1,892,629)	(415,765)	2,649,909
Cash flow used by discontinued operations	—	—	(2,290,319)
Effect of foreign exchange rate changes on cash and cash equivalents	275,834	162,453	158,641
Net cash inflow (outflow)	10,522,450	(1,019,647)	(8,601,630)
Cash and cash equivalents, beginning of year	2,366,885	3,386,532	11,988,162
Cash and cash equivalents, end of year	$12,889,335	$2,366,885	$3,386,532
Non-cash financing activity
Equipment acquired under capital lease	$29,188	$—	$21,678
Acquisition of subsidiary	$—	$—	$324,057
Components of cash and cash equivalents
Cash	$5,867,700	$2,366,885	$3,386,532
Cash equivalents	$7,021,635	$—	$—
Supplemental cash flow information
Cash paid for interest	$56,397	$523,370	$87,576
Cash paid for income taxes	$—	$—	$—
See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002 (All amounts expressed in United States of America dollars except share amounts)

1.    Nature of Operations

Zi Corporation (the “Company” or “Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. (“MLG”), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2.    Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 16. Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company’s financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi’s industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders’ equity as at December 31, 2004, 2003 and 2002. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders’ equity and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 16 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented, relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements and the consolidated statements of loss and cash flows as previously presented under Canadian GAAP for the year ended December 31, 2002.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except MLG. This investment, which the Company does not control but exercises significant influence over its operating, investing and financing policies, is accounted for using the equity method. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company’s proportionate share of income from the equity investment upon the investee’s return to profitability. The Company does not have ownership in any variable interest entities.

Foreign currency translation

Zi Corporation’s functional currency, on a stand-alone basis, is the United States dollar. For the United States, Chinese and Hong Kong subsidiaries’, their functional currencies are the US dollar, Chinese renminbi and the Hong Kong dollar, respectively. The balance sheet accounts of the Company’s foreign operations for which the local currency is the functional currency are translated into US dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity’s functional currency, are included in the consolidation statements of loss.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Capital assets

The Company records capital assets at cost and provides for amortization over the useful life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful lives or the remaining term of the lease. The amortization periods for leasehold improvements range from one to five years. Inducements received upon entering into new leases have been deferred and are being recognized as a reduction in rent expense over the corresponding lease term.

In the year of disposal, the resulting gain or loss is included in the consolidated statements of loss and the cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from these accounts.

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products’ commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

The Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” in 2002. The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Acquired software licenses	3 years
Patents acquired	11 years
Software development costs	3 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired in accordance with SFAS No. 142. The Company evaluated its goodwill and intangible assets for impairment at September 30, 2002 and determined that an impairment charge was necessary (note 6).

Impairment of long-lived assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144. SFAS No. 144 established a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include a component of the entity. SFAS No. 144 is effective for years beginning after December 15, 2001.The Company adopted SFAS No. 144 in 2002. The Company annually reviews the carrying value of it’s long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets. The Company evaluated its remaining intangible assets at September 30, 2004 and determined that no impairment had occurred.

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

Revenue from Oztime product contracts recorded in other product revenue is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes", wherein the liability method is used for determining income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

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

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units ("RSU’s") and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company’s own stock. Diluted shares have not been used in calculating diluted loss per share for the years ended December 31, 2004, 2003 and 2002 as they were anti-dilutive. Common shares held in escrow that are subject to future performance level criteria are excluded in the calculation of loss per share (nil in 2004, 35,000 in 2003, 75,000 in 2002).

Comprehensive loss

SFAS No. 130, “Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders’ equity.

Financial instruments

Accounts receivable, cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable, capital lease obligations and other deferred costs constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity, except for the note receivable and the investment in significantly influenced company. The carrying values for these financial instruments represent their maximum credit risk. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note (note 3). The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, China, Korea, and Western Europe. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation plan

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation", in accounting for the grant of the Company’s employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU’s in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 9. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company’s employee stock option plan been determined by this method, Zi’s net loss and loss per share would have been as follows:

	2004	2003	2002
Net loss from continuing operations:		Restated (1)
As reported	$(2,388,199)	$(2,931,109)	$(19,498,425)
Stock compensation expense	(3,901,903)	(4,317,459)	(6,076,291)
Pro forma	(6,290,102)	(7,248,568)	(25,574,716)
Loss from discontinued operations:	—	—	(5,707,850)
Pro forma net loss:	$(6,290,102)	$(7,248,568)	$(31,282,566)
Net loss per common share from continuing operations:
As reported, basic and diluted	$(0.06)	$(0.08)	$(0.52)
Stock compensation expense, basic and diluted	(0.09)	(0.11)	(0.16)
Pro forma, basic and diluted	$(0.15)	$(0.19)	$(0.68)
Loss per share from discontinued operations	—	—	(0.15)
Net loss per common share basic and diluted	$(0.15)	$(0.19)	$(0.83)
Stock options and RSU’s issued during period	2,105,500	2,342,532	306,666
Weighted average exercise price	$2.27	$2.50	$5.60
Weighted average fair value of stock options granted during the period	$1.19	$1.39	$2.75

(1) At December 31, 2004, the Company’s stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In 2003, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated the 2003 stock compensation expense and appropriate related balances as follows:

2003
Pro forma net loss as previously stated	$(6,441,613)
Stock compensation expense as previously stated	3,510,504
Restatement of stock compensation expense	(4,317,459)
Restated pro forma net loss	$(7,248,568)
Pro forma net loss per share as previously stated, basic and diluted	$(0.17)
Restatement of stock compensation expense, basic and diluted	(0.02)
Restated pro forma net loss per share, basic and diluted	$(0.19)

	2004	2003	2002
Risk free interest rate	3.60%	3.80%	3.94%
Expected life in years	3.7	3.8	3.0
Expected dividend yield	0%	0%	0%
Expected volatility	52%	65%	70%

Recent accounting pronouncements

In December 2004, FASB issued SFAS No. 123R “Share Based Payment.” This statement is a revision to SFAS No.123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows". This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005. SFAS No. 123R permits public companies to choose between the following two adoption methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, the Company generally recognizes no compensation cost for employee stock options. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will be dependent on levels of share-based payments granted in the future. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position.

The Company has not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43. This statement amends Accounting Research Bulleting (“ARB”) No. 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. The provisions of this statement are to be applied prospectively, and the statement is effective for fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred in fiscal years beginning after November 2004. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial position, results of operations or liquidity, as the Company does not hold inventory.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The amendment also eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on our financial condition or our results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities (entities where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties) to be consolidated by the primary beneficiary of the entity. The adoption of FIN 46R did not have a material impact upon the Company’s financial position, cash flows or results of operations.

In March 2004, the FASB’s Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments.” EITF No. 03-01 provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and requires the recognition of such impairments as an impairment loss equal to the difference between the investment’s cost and fair value at the reporting date. The guidance is effective during the first quarter of fiscal 2005. The Company does not believe that the adoption of EITF No. 03-01 will have a significant effect on its financial position, results of operations or cash flows.

In September 2004, EITF Issue 4-10 “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds"("EITF 4-10") was issued, which addresses the criteria for aggregating operating segments. The Company reviewed the segment reporting and determined that our aggregation of segments is consistent with the guidance in EITF Issue No. 4-10.

3.	Acquisitions and Dispositions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

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

Magic Lantern was acquired for cash consideration of $1,172,667, and 100,000 common shares of Zi with a value of $498,549 based on the Company’s closing share price on the date of the agreement. Of the Zi common shares issued, 35,000 shares were placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $103,903 to effect the business combination.

At December 31, 2002, it was determined that the performance obligations attached to the 35,000 shares placed in escrow would most likely not be met. These escrowed shares were originally included in the determination of the purchase price at the purchase date. As a result, the purchase price was adjusted by $174,492 to reflect the exclusion of the escrowed shares and the resulting negative goodwill was allocated to the assets purchased. The purchase price was allocated as follows:

Net assets acquired:
Bank indebtedness	$(21,826)
Non-cash working capital	33,446
Notes payable	(554,832)
Capital assets	1,029,233
Software development costs	290,569
Distribution agreements	824,037
$1,600,627

Disposition - Magic Lantern Communications Ltd

On November 7, 2002, the Company completed the sale of the Magic Lantern to JKC Group Inc. ("JKC"), a related party (note 13) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprise the most significant portion of JKC’s operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to Magic Lantern Group, Inc. ("MLG").

Under the agreement, Zi received a 45 percent equity interest in MLG, consisting of 29,750,000 shares, and a three-year promissory note of MLG in the amount of $3,000,000, at the interest rate of 5 percent per annum, due in full November 7, 2005. The note consideration was subject to adjustment based on the MLG’s performance for the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced as MLG revenues for the performance period were less than the required $5,000,000. As a result of the shortfall, $1,000,000 was offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

The Company accounted for the sale at the date of closing by recognizing its interest in the net assets of MLG acquired and 55 percent of the promissory note received, excluding the note’s contingent portion of $1,000,000. The Company’s $2,220,687 book value for Magic Lantern at November 7, 2002, consisting of patents, distribution agreements, capital and current net assets, upon closing of the transaction resulted in a note receivable and an investment in shares, in the amount of $2,000,000 and $220,687 respectively, with no gain recognized. A nominal value has been ascribed to the MLG stock consideration received.

Net assets disposed:
Cash	$350,669
Non-cash working capital	34,451
Capital assets	1,018,209
Deferred development costs	548,354
Distribution agreements & other	774,286
Notes payable	(505,282)
$2,220,687

At December 31, 2004, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 “Accounting by Creditors for Impairment of Loan” using a projected discounted cash flow model at the loan’s effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. The Company believes in MLG’s continued viability, but MLG is currently under a going concern qualification and subject to its ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due to these factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

4.	Discontinued Operations

Through the Company’s discontinued Zi Services business segment, Zi provided specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design to the telecommunications industry.

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment, the telecom engineering division of the Company. Accordingly, the results of operations of these businesses were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services. On October 31, 2002 the letter of intent expired and the sale was not executed. Management determined that the carrying value of Zi Services, consisting of deferred software development costs of $1,965,345, goodwill of $477,396, capital assets of $32,697 and net current assets of $200,558 were no longer recoverable. As a result, the Company recognized a charge of $2,675,996 in 2002. As at December 31, 2002, the Company sold the remaining assets of this business segment and no longer carries on any related business activities.

Year ended December 31, 2002
Revenue	$153,030
Operating loss	$(5,707,850)

5.	Capital Assets

	Cost	Accumulated amortization	Net book value
2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957
2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	839,049	515,890	323,159
	$3,627,849	$2,350,094	$1,277,755

Included in computer and office equipment are assets under capital lease totalling $494,130 (2003 -$428,489) and related accumulated amortization of $334,052 (2003 - $257,654).

6.	Intangible Assets

	Cost	Accumulated amortization	Net book value
2004
Patent	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087
2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	—
	$12,627,262	$12,039,542	$587,720

During 2004, $1,661,974 (2003— $237,618) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2004 includes $510,167 and $47,440 of amortization of development costs and patents, respectively
(2003 - $861,309 and $59,822, respectively).

In accordance with SFAS No.142, the Company tested for impairment of goodwill at September 30, 2002, using a projected discounted cash flow model, and recorded an impairment charge of $1,258,889 in the year. This charge was in respect to remaining goodwill associated with the purchase of the Chinese e-Learning business, in light of the disposition of a significant portion of its e-Learning business segment through the sale of Magic Lantern and limitations for funding e-Learning businesses future development and growth.

Goodwill
Net book value - December 31, 2001	$1,258,889
Impairment - September 30, 2002	(1,258,889)
Net book value - December 31, 2002	$—

The Company evaluated its other intangible assets at September 30, 2004 and determined that no impairment had occurred. The Company had reviewed the carrying value of its other intangible assets and determined that the deferred software development costs related to the Company’s China based e-Learning business at September 30, 2002, using a projected discounted cash flow model, were not recoverable in light of limitations for funding its future development and growth and recorded a charge of $1,457,405.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2005	$652,096
2006	619,670
2007	320,141
2008	49,792
2009	14,396
Total	$1,656,095

7.	Notes Payable

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable bore interest at the prime rate (4.5 percent at December 31, 2003) plus one percent payable monthly. The facility is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid, in full, this demand note. As at December 31, 2004, the amount drawn on the facility is nil (December 31, 2003 - $1,000,000) and the facility remains available for the Company’s future use.

On December 5, 2002, the Company borrowed $3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum and payable monthly, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share (note 9). A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer of the Company at the time who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of $1.94 million, which was settled in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note payable provided for a bonus payment of $45,000, payable in common shares of the Company, paid 30 days from the date of the agreement as the loan balance remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer of the Company at the time who is also a director of the Company and a share pledge agreement by the Company which pledges and granted a first security in 29,750,000 shares of MLG, held by the Company.

8.	Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2004 were $25,519 (2003 - $25,435). The current portion at December 31, 2004 was $16,445 (2003 - $22,095).

The future minimum lease payments under the capital leases are as follows:

2005	$19,197
2006	8,049
2007	1,813
Total minimum lease payments	29,059
Amount representing interest	3,540
Amount included in current liabilities	16,445
$9,074

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2004 were $138,811 (2003 - $180,170). The current portion at December 31, 2004 was $55,524 (2003 - $51,477).

9.	Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At December 31, 2004, 844,682 of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company has issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants are exercisable immediately and expire, if unexercised two years from the date of issue. At December 31, 2004, 118,182 of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognize as part of common share issue costs $141,048, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

At December 31, 2003, the Company had 0.5 million share purchase warrants outstanding. On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At December 31, 2004, these 0.5 million share purchase warrants are outstanding.

On December 5, 2002, the Company issued, in conjunction with a note payable of $3,300,000, 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of CDN$3.62 per share, which were to expire two years from the date of issue (note 7). In 2002, the Company allocated $154,065 which represents the equity value of the warrants issued with the debt, calculated by using the Black-Scholes option pricing model. In June 2003, the Company issued 100,000 shares through the exercise of these 100,000 share purchase warrants.

Stock options and restricted stock units

At December 31, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSU’s may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company’s shares on the day preceding the date of grant. The options and RSU’s are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. In 2004, 250,000 (2003 - 162,532) RSU’s were granted and issued without performance criteria attached and at no cost to the grantee. At December 31, 2004, 378,571 (2003 - 128,571) RSU’s are outstanding. The RSU’s vest upon granting and expire five years from the date of grant. The Company has recorded, as part of selling, general and administration expense, compensation expense of $685,767 (2003 - $516,353) related to the RSU’s calculated by using the intrinsic value method.

The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized $685,631 in 2004 as part of selling, general and administrative expense calculated by using the Black-Scholes option pricing model.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 11,615,000 common shares for issuance under the plan of which 500,000 are issuable as RSU’s. At December 31, 2004, the Company had 830,652 common shares (87,468 of which are reserved for RSU’s) remaining reserved for possible future allocation under the plan.

Stock option and RSU activity and related information for the three years ended December 31, 2004 is as follows:

	2004		2003		2002
	Shares under options and RSU’s	Weighted average exercise price	Shares under options and RSU’s	Weighted average exercise price	Shares under options	Weighted average exercise price
Outstanding,
beginning of year	5,474,904	$5.18	5,135,700	$5.65	5,874,852	$5.92
Granted	2,105,500	2.27	2,342,532	2.50	306,666	5.60
Exercised	(1,143,766)	(2.00)	(335,627)	(2.08)	(304,600)	(2.37)
Forfeited or expired	(1,524,666)	(7.78)	(1,667,701)	(3.48)	(741,218)	(9.10)
Outstanding, end of year	4,911,972	$4.28	5,474,904	$5.18	5,135,700	$5.65
Exercisable, end of year	4,102,142	$4.54	4,683,732	$5.55	4,671,129	$5.54
Weighted-average fair value of stock options and RSU’s granted during the year		$1.19		$1.39		$2.75

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2004:

		Total stock options and RSU’s outstanding			Stock options and RSU’s exercisable
Range of exercise prices		Number outstanding December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable December 31, 2004	Weighed average exercise price
$ 1.75 –	$4.16	3,643,972	3.7 years	$2.54	2,845,642	$2.46
$ 4.33 –	$8.91	513,000	1.3 years	7.80	511,500	7.81
$ 9.70 –	$12.52	755,000	1.3 years	10.28	745,000	10.25
$ 1.75 –	$12.52	4,911,972	3.1 years	$4.28	4,102,142	$4.54

Escrowed shares

Pursuant to the acquisition of English Practice Inc. ("EPI") on June 15, 2000 and to the terms of an amended purchase agreement, the Company had placed in escrow 40,000 common shares subject to release based upon performance obligations. The performance obligations were not met under the terms of the amended purchase agreement and were subsequently cancelled in 2003. Pursuant to the acquisition of Magic Lantern (note 3), the Company had placed in escrow 35,000 common shares that were subject to release based upon performance obligations. The performance obligations were not met under the terms of the purchase agreement and the escrowed shares were cancelled in 2004.

10.	Equity Interest in Significantly Influenced Company

The Company holds a 43.6 percent (as calculated from MLG’s Form 10-Q dated November 10, 2004) interest in MLG, a related party, received upon the disposition of the Magic Lantern on November 7, 2002 (note 3). The Company’s proportionate share of the loss from MLG operations for the year ended December 31, 2004 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company’s unrecorded share of the loss from MLG’s operations between November 8, 2002 and September 30, 2004 is the sum of $2,863,000 and will be used to offset the Company’s proportionate share of MLG’s future income upon MLG’s return to profitability. At December 31, 2004, the Company held 29,750,000 shares of MLG which, at that date’s closing price of $0.45 per share, results in a market value of $13,387,500 for this investment. This market value may not be representative of the fair value of this investment.

11.	Income Taxes

Substantially all of the Company’s activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2004	2003	2002
Combined basic federal, provincial and state income tax rate	36.6%	39%	39%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(874,081)	$(1,392,979)	$9,984,134)
Enacted tax rate adjustment differences	151,862	172,549	670,307
Differences in foreign statutory tax rates	149,344	(324,918)	2,069,983
Permanent differences	618,992	338,079	48,661
Loss on dissolution of subsidiaries	1,159,877	—	—
Impairment of note receivable	677,400	—	—
Loss on sale of Zi Services assets	—	—	(871,903)
Gain on sale of Magic Lantern	—	—	4,566,545
Equity loss in significantly influenced company	—	—	85,154
Unrecognized recoveries on losses	(2,619,798)	(1,263,234)	(2,389,187)
Non-deductible goodwill	—	—	770,382
Other	(15,350)	(195,908)	(30,724)
Valuation allowance	751,754	2,666,411	5,064,916
Consolidated income tax	$—	$—	$—

The components of future income taxes are as follows:

December 31,	2004	2003	2002
Capital assets	$102,294	$51,629	$202,637
Software development costs	(496,898)	(96,645)	98,226
Patents	17,033	24,840	40,151
Share issue costs	181,667	167,438	294,222
Other	56,858	8,801	35,380
Loss carryforwards	18,997,435	14,353,867	13,710,621
Valuation allowance	(18,858,389)	(14,509,930)	(14,381,237)
Net future income tax asset	$—	$—	$—

The Company provided a full valuation allowance against the future income tax assets based on the Company’s evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

At December 31, 2004, the Company and its subsidiaries ("the Group") have non-capital losses of $26,215,758 and net capital losses of $5,490,077 which are available to reduce Canadian taxable income in future years.

In China, our Zi Technology related subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd has taxable income in excess of loss carryforwards from prior years. The Company is applying for tax holidays with Chinese tax authorities that more than likely will result in no tax due for the years 2004 and 2005 and 50 percent of tax payable for the years 2006, 2007 and 2008. The amount of tax that would otherwise be payable in 2004 is $166,871 and has not been accrued.

Operating loss carryforwards for each of the countries listed below will expire as follows:

Year of expiry	Canadian non-capital losses
2005	$436,345
2006	$132,371
2007	$1,319,779
2008	$615,028
2009	$3,941,929
2010	$11,499,403
2011	$4,406,047
2012	$3,864,856
Total	$26,215,758

Year of expiry (Federal)	US non-operating losses
2017	$720,553
2018	$225,966
2019	$255,200
2020	$2,171,180
2021	$1,468,355
2022	$—
2023	$572,819
2024	$5,747
Total	$5,419,820

Year of expiry (California)	US non-operating losses
2010	$1,194,149
2011	$807,595
2012	$—
2013	$343,691
2014	$5,747
Total	$2,351,182
Year of expiry	China operating losses
2007	$565,209
2008	$1,634,752
2009	$777,878
2010	$2,487,927
Total	$5,465,766

The Group also has non-capital losses for Hong Kong tax purposes of $34,013,846. These losses may be carried forward indefinitely.

12.	Contingent Liabilities

On December 4, 2003, the Company commenced action against Morrison & Foerster LLP ("MoFo") in the Superior Court of the State of California, County of San Francisco claiming (i) professional negligence based on MoFo's failure to exercise reasonable care, skill and diligence in representing the Company in the defense of Asian Communication Pty Ltd and Tegic Communications Inc. ("Tegic") v. Zi Corporation and Zi Corporation of America, Inc. (a patent infringement lawsuit) and (ii) reimbursement of the payments made to MoFo in connection with the defense of this lawsuit, which payments are alleged to exceed the reasonable value of MoFo's services and costs advanced. MoFo has filed, as part of its defence to the Company's action, a cross complaint against the Company for unpaid legal fees and costs. Although the Company believes that it will prevail in this action, in 2002, the Company accrued $1,061,617 representing the previously billed fees and costs. Accordingly, the Company believes that any further exposure from this action is limited to accrued interest and costs.

The $9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs and as at December 31, 2003 was $0.75 million, which was paid on January 2, 2004 to AOL.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13.	Related Party Transactions

The following table outlines the Company’s related party transactions:

	2004	2003	2002
Legal services provided by two law firms in which a director is and was a partner	$125,708	$110,373	$145,567
Due from significantly influenced company	$10,442	$33,187	$—
Consulting fees paid to a firm owned by a director	$30,000	$120,000	$120,000
Consulting fees paid to a firm owned by an officer	$46,067	$26,136	$4,539

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due from (to) related parties are as follows:

	2004	2003	2002
Due to law firm in which a director is a partner	$(5,338)	$(411)	$(15,250)
Due from significantly influenced company	$43,629	$33,187	$—
Due to companies owned by a director or officer	$—	$(10,000)	$(10,000)

In 2002, a private company owned by an officer, who is also a director of the Company, guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (note 7).

On November 7, 2002, the Company completed the sale of Magic Lantern to JKC Inc., a related party (note 3). The companies are related through a common significant shareholder.

14.	Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. The Company recorded rent expense for 2004 of $480,575 (2003 - $747,023; 2002 - $1,274,582).

Annual rentals under these leases for each of the next five years are as follows:

2005	$618,680
2006	538,407
2007	194,711
2008	—
2009	—
Total	$1,351,798

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company’s management actively monitors the Company’s exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

15.	Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology’s core technology product, eZiText, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in over 48 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing. Revenues are reported under the contracting Zi subsidiary’s country of residence.

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

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

The Company’s primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business segments:

		Revenue				Operating profit (loss), before
	License and implementation fees	Software and other	Total	Amortization	Other operating expenses	interest and other income
2004
Zi Technology	$12,898,838	$—	$12,898,838	$709,064	$7,915,192	$4,274,582
e-Learning	—	504,213	504,213	24,646	3,223,272	(2,743,705)
Other	—	—	—	193,176	3,798,053	(3,991,229)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss from continuing operations before income taxes						$ (2,388,199)

2003
Zi Technology	$9,918,998	$—	$9,918,998	$1,124,047	$6,928,139	$1,866,812
e-Learning	—	684,070	684,070	75,042	1,400,830	(791,802)
Other	—	—	—	181,176	3,229,712	(3,410,888)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss from continuing operations before income taxes						$(2,931,109)

2002
Zi Technology	$6,480,938	$—	$6,480,938	$1,642,053	$5,474,457	$(635,572)
e-Learning	—	1,935,309	1,935,309	449,630	8,429,007	(6,943,328)
Other	—	—	—	134,889	11,752,406	(11,887,295)
Total	$6,480,938	$1,935,309	$8,416,247	$2,226,572	$25,655,870	$(19,466,195)
Interest expense and interest and other income						(32,230)
Loss from continuing operations before income taxes						$(19,498,425)

		2004			2003
	Capital assets	Other assets	Identifiable assets	Capital assets	Other assets	Identifiable assets
Zi Technology	$2,092,519	$6,375,647	$8,468,166	$1,057,310	$4,424,208	$5,481,518
e-Learning	30,879	1,016,799	1,047,678	92,664	559,467	652,131
Other	656,646	11,526,381	12,183,027	715,501	3,836,428	4,551,929
Total	$2,780,044	$18,918,827	$21,698,871	$1,865,475	$8,820,103	$10,685,578

The investment in significantly influenced subsidiary and its associated 2002 equity loss of $220,687 have been included as part of the e-Learning business segment and as part of the Canadian geographic segment (note 10). Other includes non-cash compensation expense related to issuance of non-employee stock options and RSU’s in 2004 of $1,371,398 (2003 - $516,354; 2002 - $nil) and non-cash interest expense of $nil (2003 - $95,344; 2002 - $nil). All additions to software development costs of $1,661,974 in 2004 (2003- $237,618) are part of Zi Technology operations.

			Revenue			Operating profit (loss), before
	License and implementation fees	Software and other	Total	Amortization	Other operating expenses	interest and other income
2004
Canada	$5,884,396	$8,120	$5,892,516	$785,332	$9,087,566	$(3,980,382)
China	5,207,579	496,093	5,703,672	111,477	3,870,783	1,721,412
USA	1,806,863	—	1,806,863	15,681	1,868,755	(77,573)
Other	—	—	—	14,396	109,413	(123,809)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss from continuing operations before income taxes						$ (2,388,199)
2003
Canada	$3,731,859	$13,982	$3,745,841	$1,027,630	$5,649,385	$(2,931,174)
China	3,378,770	670,088	4,048,858	298,575	3,731,641	18,642
USA	2,808,369	—	2,808,369	34,689	2,031,146	742,534
Other	—	—	—	19,371	146,509	(165,880)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss from continuing operations before income taxes						$(2,931,109)
2002
Canada	$2,315,344	$1,638,898	$3,954,242	$1,477,856	$15,463,984	$(12,987,598)
China	1,368,614	296,411	1,665,025	707,468	7,093,291	(6,135,734)
USA	2,796,980	—	2,796,980	25,059	2,575,327	196,594
Other	—	—	—	16,189	523,268	(539,457)
Total	$6,480,938	$1,935,309	$8,416,247	$2,226,572	$25,655,870	$(19,466,195)
Interest expense and interest and other income						(32,230)
Loss from continuing operations before income taxes						$(19,498,425)

		2004			2003
	Capital assets	Other assets	Identifiable assets	Capital assets	Other assets	Identifiable assets
Canada	$2,408,257	$15,920,950	$18,329,207	$1,354,833	$5,534,387	$6,889,220
China	213,375	2,215,414	2,428,789	330,534	2,548,453	2,878,987
USA	50,441	750,474	800,915	57,740	706,897	764,637
Other	107,971	31,989	139,960	122,368	30,366	152,734
Total	$2,780,044	$18,918,827	$21,698,871	$1,865,475	$8,820,103	$10,685,578

In 2004, two Zi Technology customers accounted 34 percent or $4,587,871 (2003 - 26 percent or $2,719,936; 2002 - 25 percent or $2,135,960) of the Company’s total revenue. Canada includes non-cash compensation expense related to issuance of non-employee stock options and RSU’s in 2004 of $1,371,398 (2003 - $516,354; 2002 - $nil) and non-cash interest expense of $nil (2003 — $95,344; 2002 - $nil). All additions to software development costs of $1,661,974 in 2004 (2003 - $237,618) are part of Canadian operations.

16.	Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to Canadian GAAP, in all material respects, except:

Start-up costs

Pursuant to Canadian GAAP Emerging Issues Committee ("EIC") Abstract 27, “Revenues and Expenditures During the Pre-Operating Period", certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") of $205,842 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders’ equity as at December 31, 2002, 2003 and 2004.

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:

	2004	2003	2002
Weighted average number of shares	41,373,309	38,719,786	37,767,000

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2002, 2003 and 2004, to translate the accounts of its subsidiaries to US dollars using the temporal method. The accounts of the Company’s integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed on the statement of shareholders equity under US GAAP.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

	2004	2003	2002
		Restated (2)
Net loss from continuing operations as reported in accordance with US GAAP	$(2,388,199)	$(2,931,109)	$(19,498,425)
Adjustments:
Start-up costs amortization	—	—	(116,322)
Fair value of stock options issued	(1,624,153)	(1,679,224)	—
Foreign exchange gain	275,834	162,453	158,641
Total adjustments	(1,348,319)	(1,516,771)	42,319
Net loss from continuing operations under Canadian GAAP	$(3,736,518)	$(4,447,880)	$(19,456,106)
Loss from discontinued operations	—	—	(5,707,850)
Net loss under Canadian GAAP	$(3,736,518)	$(4,447,880)	$(25,163,956)
Loss from continuing operations per share under Canadian GAAP, basic and diluted	$(0.09)	$(0.12)	$(0.52)
Loss from discontinued operations per share under Canadian GAAP	—	—	(0.15)
Loss per share under Canadian GAAP, basic and diluted	$(0.09)	$(0.12)	$(0.67)

(2) At December 31, 2004, the Company’s stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In 2003, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated the 2003 stock compensation expense and appropriate related balances as follows:

2003
Net loss as previously stated	$(5,021,508)
Fair value of stock options issued as previously stated	2,252,852
Restatement of stock compensation expense	(1,679,224)
Restated net loss	$(4,447,880)
Net loss per share as previously stated, basic and diluted	$(0.13)
Restatement of stock compensation expense, basic and diluted	0.01
Restated net loss per share, basic and diluted	$(0.12)

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company was required to adopted Section 3870, “Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has a stock-based compensation plan, which is described in note 9. Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under the Canadian Institute of Chartered Accountants’ ("CICA’s) Handbook section 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock—Based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. The Canadian amendment only applies to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Under the fair value method, the pro forma effect on the Company’s net loss and net loss per share in 2002 is as follows:

Compensation Costs	Year ended December 31, 2002
Net loss under Canadian GAAP:	$(25,163,956)
Add: Stock option expense	(383,162)
Net loss under Canadian GAAP, pro forma	$(25,547,118)
Basic net loss per share and pro forma	$(0.68)

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:

SHAREHOLDERS’ EQUITY	2004	2003	2002
		Restated (3)
Shareholders’ equity under Canadian GAAP, beginning of year	$2,601,869	$3,654,888	$27,619,818
Share capital issued and contributed surplus	13,580,428	3,394,861	1,199,026
Net loss from continuing operations under US GAAP	(2,388,199)	(2,931,109)	(19,498,425)
Net loss from discontinued operations under US GAAP	—	—	(5,707,850)
Adjustments to net loss for the year under Canadian GAAP	(1,348,319)	(1,516,771)	42,319
Shareholders’ equity under Canadian GAAP, end of year	$12,445,779	$2,601,869	$3,654,888

(3) Per discussion in footnote (2) above, 2003 Shareholders equity under Canadian GAAP has been restated from $2,028,241 to $2,601,869.

Canadian GAAP Comparative Consolidated Financial Statements

The following financial statements for the years ended December 31, 2002 are as previously disclosed in accordance with Canadian GAAP and in Canadian dollars.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Year ended December 31	2002
Revenue
License and implementation fees	$10,166,562
Other product revenue	3,037,035
13,203,597
Cost of sales
License and implementation fees	394,749
Other	1,233,312
1,628,061
Gross margin	11,575,536
Operating expenses
Selling general and administrative	(17,849,562)
Litigation and legal	(11,794,981)
Product research and development	(4,365,803)
Depreciation and amortization	(3,879,913)
Impairment of goodwill	(1,976,908)
Impairment of intangible assets	(2,424,694)
Foreign exchange gain	42,088
Operating loss before undernoted	(30,674,237)
Interest on long term debt	(139,046)
Other interest	(439,765)
Interest income and other income	286,429
Equity interest in loss of significantly influenced company	(343,402)
Loss from continuing operations before income taxes	(31,310,021)
Income taxes	—
Loss from continuing operations	(31,310,021)
Discontinued operations
Loss from discontinued operations	(9,077,079)
Net loss	(40,387,100)
Deficit, beginning of year	(50,994,973)
Deficit, end of year	$(91,382,073)
Basic and diluted loss from continuing operations per share	$(0.83)
Loss from discontinued operations per share	(0.24)

Basic and diluted loss per share	$(1.07)
Weighted average common shares	37,767,000
Common shares outstanding, end of period	37,914,250

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	2002
Operating activities:
Net loss	$(31,310,021)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194
Depreciation and amortization	3,879,913
Impairment of goodwill	1,976,908
Impairment of intangible assets	2,424,694
Interest expense	240,573
Equity in net loss of significantly influenced company	343,402
Funds applied to operations	(22,114,337)
Decrease in non—cash working capital	1,896,595
Cash flow applied to operations	(20,217,742)
Financing activities:
Proceeds from issuance of common shares	1,117,446
Issuance of note payable	5,127,910
Payment of capital lease obligations	(143,080)
6,102,276
Investing activities:
Short-term investments	8,577,503
Purchase of capital assets	(1,060,012)
Proceeds from capital dispositions	50,964
Software development costs	(978,161)
Other deferred costs	(60,000)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)
Sale of subsidiary net of cash given up	(548,461)
4,097,400
Discontinued operations	(3,730,127)
Net cash (outflow) inflow	(13,748,193)
Cash and cash equivalents, beginning of year	19,090,964
Cash and cash equivalents, end of year	$5,342,771
Non cash financing activity
Equipment acquired under capital lease	$34,200
Patent acquired through share issuance	$—
Acquisition of subsidiary	$513,500
Components of cash and cash equivalents
Cash	$5,342,771
Cash equivalents	$—
Supplemental cash flow information
Cash paid for interest	$136,888
Cash paid for income taxes	$—

New accounting standards

The following guidelines issued by the CICA did not or are not expected to impact the Company:

In late 2003, the of the CICA issued EIC—141, “Revenue Recognition”, EIC-142, “Revenue Arrangements with Multiple Deliverables” and EIC-143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”. The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on the Company as we report under US GAAP already.

During 2004, we adopted the new CICA Handbook sections 1100, “Generally Accepted Accounting Principles”, and 1400, “General Standards of Financial Statement Presentation”. These sections outline standards for fair presentation in financial reporting and describe what constitutes Canadian GAAP and its sources. The adoption of these standards had no significant impact on the Company’s consolidated financial statements.

Section 3063, “Impairment of Long-lived Assets” of the CICA Handbook became effective for our 2004 fiscal year. The standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets and replaces the previous standard for write-downs of property, plant and equipment. The adoption of the standard had no significant impact to the Company.

Section 3461, “Employee Future Benefits” of the CICA handbook was amended in 2004 to require greater disclosure with respect to employer’s pension plans and other employer future benefit plans. The amendments to this standard do not include any changes to any of the recognition or measurement requirements. The adoption of these standards had no significant impact on the Company’s consolidated financial statements.

Effective in 2005, Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities ("VIE’s"). The new guidance had no impact on the Company as we report under US GAAP which includes similar VIE requirements.

17.	Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	2004	2003
Trade accounts payable	$545,228	$442,788
Litigation and legal	1,120,130	2,037,644
Compensation	1,011,397	1,118,735
Other accrued liabilities	404,525	500,140
Total	$3,081,280	$4,099,307

Non-cash working capital

The following balances are included as part of non-cash working capital:

Non-cash working capital	2004	2003	2002
Accounts receivable	$(1,561,047)	$(1,213,608)	$(1,123,702)
Work-in-progress and inventory	—	97,455	151,085
Prepayments and deposits	(15,227)	303,880	(117,147)
Accounts payable and accrued liabilities	(1,018,027)	(151,974)	2,271,409
Deferred revenue	1,604,532	593,639	20,494
(Decrease) increase in non-cash working capital	$(989,769)	$(370,608)	$1,202,139

Loss per share

In 2004, anti-dilutive stock options, RSU’s, warrants and performance based escrowed shares of 6,374,836 have been excluded in the calculation of diluted loss per share (2003 - 6,014,904; 2002 - 5,310,700).

18.	Reclassifications

Certain amounts have been reclassified to conform with the presentation adopted in the current year.

19.	Subsequent Events

In January 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. As part of the acquisition, the Company acquired Decuma’s intellectual property and customer agreements. The purchase price included 146,929 common shares with a value of $1.0 million and cash consideration of $175,254 less direct costs of the purchase.

The estimated purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital	$(15,451)
Capital assets	50,201
Patents and trademarks	896,120
$930,870

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUTANTS

To the Shareholders of Zi Corporation

We have audited the consolidated financial statements of Zi Corporation (the ''Company'') as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our reports thereon dated March 11, 2005; such financial statements and reports are included in the 2004 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

(signed) "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 11, 2005

Schedule 11 - Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to costs and expenses	Balance at Deductions	End of Year
Allowance for Doubtful Accounts
Year Ended December 31, 2004	$507, 640	$68,844	$422,376	$154,108
Year Ended December 31, 2003	$247,062	$260,578		$507,640
Year Ended December 31, 2002	$—	$247,062	$—	$247,062