Form 20-F/A
period 2004-12-31
ZI CORP
filed 2005-11-01
CIK 922658

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

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

	☐ Item 17	☒Item 18

A.	Directors and Senior Management	56

Stock Options		60

Long-term Incentive Plans		62

Stock Appreciation Rights and Restricted Shares		62

Stock Option and SAR Repricing		62

Pension and Retirement Plans and Payments made upon Termination of Employment		62

Employment Contracts		62

B.	Board Practices	65

C.	Employees	68

D.	Share Ownership	69

Purpose of Plans		70

Eligibility		70

Administration of the Plans		71

Amendment of the Plans		71

Necessary Approvals		71

Adjustment in Shares Subject to the Plan		71

Item 7 - Major Shareholders and Related Party Transactions		73

A.	Major Shareholders	73

B.	Related Party Transactions	74

C.	Interests of Experts and Counsel	75

Item 8 - Financial Information		75

A.	Consolidated Statements and Other Financial Information	75

B.	Significant Changes	78

Item 9 - The Offer and Listing		78

A.	Offer and Listing Details - Stock Price History	78

B.	Plan of Distribution

C.	Markets	80

D.	Selling Shareholders	80

E.	Dilution	80

F.	Expenses of the Issue	80

Item 10 - Additional Information		80

A.	Share Capital	80

B.	Memorandum and Articles of Association	80

C.	Material Contracts	86

D.	Exchange Controls	86

E.	Taxation	87

F.	Dividends and Paying Agents	91

G.	Statement by Experts	91

H.	Documents on Display	91

I.	Subsidiary Information	92

Item 11 - Quantitative and Qualitative Disclosure About Market Risk		92

A.	Financial Instruments	92

B.	Foreign Currency	93

Item 12 - Description of Securities Other than Equity Securities		93

Part II

Item 13 - Defaults, Dividend Arrearages and Delinquencies		93

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds		93

Item 15 - Controls and Procedures		93

Item 16 - [Reserved]		94

Item 16A - Audit committee financial expert		94

Item 16B - Code of Ethics		94

Item 16C - Principal Accountant Fees and Services		95

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

Item 4 -Information on the Company

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

The following is an excerpt from the Schedule 13D filed December 3, 2003:

“The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person currently does not intend to dispose of a substantial portion of the Common Stock of the Issuer held by the Receivership Entities in the public markets. The Reporting Person may from time to time seek to sell or transfer a limited amount of the Common Stock of the Issuer held by the Receivership Entities in the public markets based on its evaluation of the business prospects of the Issuer and upon other factors, including but not limited to, general economic and business conditions and stock market conditions.”

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

The operation of the foreign tax credit for any particular US Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,”“high withholding tax interest,”“financial services income,”“shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes.

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

Item 12 -Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13 -Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 -Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 -Controls and Procedures

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

As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are not effective due to the material weakness, as discussed above, to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16 -[Reserved]

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

Item 17 -Financial Statements

Not applicable

Item 18 -Financial Statements

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

(signed) “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 11, 2005

Comments By Auditor on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in notes 2 and 16 to the consolidated financial statements. Our report dated March 11, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in note 2, to the consolidated financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 11, 2005

Consolidated Balance Sheets

As at December 31	2004	2003
(All amounts in United States of America dollars except share amounts)		(restated - see note 2)

Assets
Current assets
Cash and cash equivalents	$12,889,335	$2,366,885
Accounts receivable, net of allowance of $154,108 (2003 - $507,640)	5,570,869	4,020,264
Accounts receivable from related party (note 13)	43,629	33,187
Prepayments and deposits	414,994	399,767
Total current assets	18,918,827	6,820,103
Notes receivable (note 3)	—	2,000,000
Capital assets - net (note 5)	1,087,957	1,277,755
Intangible assets - net (note 6)	1,692,087	587,720
Investment in significantly influenced company (notes 3 and 10)	—	—
	$21,698,871	$10,685,578
Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities (note 17)	$3,081,280	$4,099,307
Deferred revenue	2,704,105	1,099,573
Notes payable (note 7)	—	1,000,000
Current portion of other long-term liabilities (note 8)	71,969	73,572
Total current liabilities	5,857,354	6,272,452

Other long-term liabilities (note 8)	92,361	132,033
	5,949,715	6,404,485
Contingent liabilities, commitments and guarantees (notes 12 & 14)

Shareholders’ equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	—	—
Unlimited number of common shares, no par value, authorized,
45,225,190 (2003 - 39,371,560) issued and outstanding	106,025,634	93,957,652
Additional paid-in capital	2,114,190	601,744
Accumulated deficit	(91,927,031)	(89,538,832)
Accumulated other comprehensive loss	(463,637)	(739,471)
	15,749,156	4,281,093
	$21,698,871	$10,685,578
See accompanying notes to consolidated financial statements.

(signed)	(signed)
Michael E. Lobsinger	Donald Hyde
Chairman of the Board	Director

Consolidated Statements of Loss

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars except share amounts)		(restated - see note 2)	(restated - see note 2)

Revenue
License and implementation fees	$12,898,838	$9,918,998	$6,480,938
Other product revenue	504,213	684,070	1,935,309
	13,403,051	10,603,068	8,416,247
Cost of sales
License and implementation fees	362,562	349,824	251,613
Other product costs	109,252	85,711	803,424
	471,814	435,535	1,055,037
Gross margin	12,931,237	10,167,533	7,361,210
Operating expenses

Selling general and administrative	(9,281,365)	(8,137,551)	(11,371,764)
Litigation and legal (note 12)	(833,197)	(886,860)	(7,511,908)
Product research and development	(2,350,141)	(2,098,735)	(2,780,180)
Depreciation and amortization (note 6)	(926,886)	(1,380,265)	(2,226,572)
Impairment of note receivable (note 3)	(2,000,000)	—	—
Impairment of goodwill (note 6)	—	—	(1,258,889)
Impairment of intangible assets (note 6)	—	—	(1,457,405)
Operating loss before undernoted	(2,460,352)	(2,335,878)	(19,245,508)

Interest on capital lease obligation	(25,558)	(9,856)	(88,614)
Other interest expense	(30,839)	(608,858)	(125,976)
Interest income and other income	128,550	23,483	182,360
Equity interest in loss of significantly influenced company (note 10)	—	—	(220,687)
Loss from continuing operations before income taxes	(2,388,199)	(2,931,109)	(19,498,425)
Income taxes	—	—	—
Loss from continuing operations	(2,388,199)	(2,931,109)	(19,498,425)
Discontinued operations (note 4)
Loss from discontinued operations	—	—	(5,707,850)
Net loss	$(2,388,199)	$(2,931,109)	$(25,206,275)
Basic and diluted loss from continuing operations per share (note 9)	$(0.06)	$(0.08)	$(0.52)
Loss from discontinued operations per share	—	—	(0.15)
Basic and diluted loss per share (note 9)	$(0.06)	$(0.08)	$(0.67)
Weighted average common shares	41,373,309	38,719,786	37,767,000
Common shares outstanding, end of period	45,225,190	39,371,560	37,914,250

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Common shares issued				Accumulated
	Shares	Amount	Additional paid-in capital	Accumulated deficit	other comprehensive income (loss)	Total comprehensive loss
(All amounts in United States of America dollars except share amounts)		(restated - see note 2)		(restated - see note 2)		(restated - see note 2)
Balance - December 31, 2001	37,544,650	$89,930,636	$34,873	$(61,401,448)	$(1,060,565)
Issued on exercise of stock options	304,600	720,904	—	—	—
Issued pursuant to acquisition of
Magic Lantern less shares held in escrow	65,000	324,057	—	—	—
Issued stock purchase warrants with debt	—	—	154,065	—	—
Loss from continuing operations	—	—	—	(19,498,425)	—	$(19,498,425)
Loss from discontinued operations	—	—	—	(5,707,850)	—	(5,707,850)
Other comprehensive income from
foreign currency translation adjustment	—	—	—	—	158,641	158,641
Balance - December 31, 2002	37,914,250	$90,975,597	$188,938	$(86,607,723)	$(901,924)	$(25,047,634)
Issued on exercise of stock options	301,666	697,457	—	—	—
Issued under private placement	1,000,000	1,968,610	—	—	—
Issued restricted stock units	—	—	516,354	—	—
Settlement of debt with attached
stock purchase warrants	—	—	(154,065)	—	—
Exercise of restricted stock units	33,961	—	—	—	—
Issued shares on settlement of debt	21,683	44,827	—	—	—
Issued share purchase warrants	—	—	50,517	—	—
Issued on exercise of share
purchase warrants	100,000	271,161	—	—	—
Loss from continuing operations	—	—	—	(2,931,109)	—	$(2,931,109)
Other comprehensive income from
foreign currency translation adjustment	—	—	—	—	162,453	162,453
Balance - December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)	$(2,768,656)
Issued on exercise of stock options	1,143,766	2,289,957	—	—	—
Issued under a private placement	3,636,364	7,067,885	—	—	—
Issued restricted stock units	—	—	685,767	—	—
Issued share purchase warrants to
consultant re private placement	—	(141,048)	141,048	—	—
Issued on exercise of share
purchase warrants	1,073,500	2,851,188	—	—	—
Issued stock options to non-employee	—	—	685,631	—	—
Loss from continuing operations	—	—	—	(2,388,199)	—	$(2,388,199)
Other comprehensive income from
foreign currency translation adjustment	—	—	—	—	275,834	275,834
Balance - December 31, 2004	45,225,190	$106,025,634	$2,114,190	$(91,927,031)	$(463,637)	$(2,112,365)
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars)		(restated - see note 2)	(restated - see note 2)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(2,388,199)	$(2,931,109)	$(19,498,425)
Items not affecting cash:
Loss on dispositions of capital assets	9,899	2,415	146,418
Depreciation and amortization	926,886	1,380,265	2,226,572
Impairment of note receivable	2,000,000	—	—
Impairment of goodwill	—	—	1,258,889
Impairment of intangible assets	—	—	1,457,405
Non-cash interest expense	—	95,344	—
Non-cash compensation expense	685,767	516,353	—
Non-cash consultant compensation expense	685,631	—	—
Equity in net loss of significantly influenced company	—	—	220,687
Decrease (increase) in non-cash working capital (note 17)	(989,769)	(370,608)	1,202,139
Cash flow from (used in) operating activities	930,215	(1,307,340)	(12,986,315)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	12,209,030	2,937,228	720,904
Settlement of note payable	(1,000,000)	(3,300,000)	—
Issuance of note payable	—	1,000,000	3,250,450
Payment of capital lease obligations	—	(96,223)	(104,900)
Cash flow from financing activities	11,209,030	541,005	3,866,454
Cash flow from (used in) investing activities:
Short-term investments	—	—	5,385,172
Purchase of capital assets	(178,258)	(133,297)	(922,171)
Proceeds from capital dispositions	—	2,772	32,305
Software development costs	(1,661,974)	(237,618)	(452,573)
Other deferred costs	(52,397)	(47,622)	152,339
Acquisition of subsidiaries net of bank indebtedness	—	—	(1,194,494)
Sale of subsidiary net of cash given up	—	—	(350,669)
Cash flow from (used in) investing activities	(1,892,629)	(415,765)	2,649,909
Cash flow used by discontinued operations	—	—	(2,290,319)
Effect of foreign exchange rate changes on cash and cash equivalents	275,834	162,453	158,641
Net cash inflow (outflow)	10,522,450	(1,019,647)	(8,601,630)
Cash and cash equivalents, beginning of year	2,366,885	3,386,532	11,988,162
Cash and cash equivalents, end of year	$12,889,335	$2,366,885	$3,386,532
Non-cash financing activity
Equipment acquired under capital lease	$29,188	$—	$21,678
Acquisition of subsidiary	$—	$—	$324,057
Components of cash and cash equivalents
Cash	$5,867,700	$2,366,885	$3,386,532
Cash equivalents	$7,021,635	$—	$—
Supplemental cash flow information
Cash paid for interest	$56,397	$523,370	$87,576
Cash paid for income taxes	$—	$—	$—
See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002 (All amounts expressed in United States of America dollars except share amounts)

1.	Nature of Operations

Zi Corporation (the “Company” or “Zi”) is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. (“MLG”), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2.	Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which conforms in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in note 16. Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company’s financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi’s industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

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

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products’ commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

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

Impairment of long-lived assets

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144. SFAS No. 144 established a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include a component of the entity. SFAS No. 144 is effective for years beginning after December 15, 2001.The Company adopted SFAS No. 144 in 2002. The Company annually reviews the carrying value of it’s long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets. The Company evaluated its remaining intangible assets at September 30, 2004 and determined that no impairment had occurred.

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

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, wherein the liability method is used for determining income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

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

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units (“RSU’s”) and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company’s own stock. Diluted shares have not been used in calculating diluted loss per share for the years ended December 31, 2004, 2003 and 2002 as they were anti-dilutive. Common shares held in escrow that are subject to future performance level criteria are excluded in the calculation of loss per share (nil in 2004, 35,000 in 2003, 75,000 in 2002).

Comprehensive loss

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders’ equity.

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

Stock-based compensation plan

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation”, in accounting for the grant of the Company’s employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU’s in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 9. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123”, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company’s employee stock option plan been determined by this method, Zi’s net loss and loss per share would have been as follows:

	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
Net loss from continuing operations:		Restated (1)
As reported	$(2,388,199)	$(2,931,109)	$(19,498,425)
Stock compensation expense	(3,901,903)	(4,317,459)	(6,076,291)
Pro forma	(6,290,102)	(7,248,568)	(25,574,716)
Loss from discontinued operations:	—	—	(5,707,850)
Pro forma net loss:	$(6,290,102)	$(7,248,568)	$(31,282,566)
Net loss per common share from continuing operations:
As reported, basic and diluted	$(0.06)	$(0.08)	$(0.52)
Stock compensation expense, basic and diluted	(0.09)	(0.11)	(0.16)
Pro forma, basic and diluted	$(0.15)	$(0.19)	$(0.68)
Loss per share from discontinued operations	—	—	(0.15)
Net loss per common share basic and diluted	$(0.15)	$(0.19)	$(0.83)
Stock options and RSU’s issued during period	2,105,500	2,342,532	306,666
Weighted average exercise price	$2.27	$2.50	$5.60
Weighted average fair value of stock options granted during the period	$1.19	$1.39	$2.75

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
(restated - see note 2)
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

Recent accounting pronouncements

In December 2004, FASB issued SFAS No. 123R “Share Based Payment.” This statement is a revision to SFAS No.123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows”. This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005. SFAS No. 123R permits public companies to choose between the following two adoption methods:

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

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, the Company generally recognizes no compensation cost for employee stock options. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will be depend on levels of share-based payments granted in the future. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position.

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

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities (entities where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties) to be consolidated by the primary beneficiary of the entity. The adoption of FIN 46R did not have a material impact upon the Company’s financial position, cash flows or results of operations.

In March 2004, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments.” EITF No. 03-01 provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and requires the recognition of such impairments as an impairment loss equal to the difference between the investment’s cost and fair value at the reporting date. The guidance is effective during the first quarter of fiscal 2005. The Company does not believe that the adoption of EITF No. 03-01 will have a significant effect on its financial position, results of operations or cash flows.

In September 2004, EITF Issue 4-10 “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” (“EITF 4-10”) was issued, which addresses the criteria for aggregating operating segments. The Company reviewed the segment reporting and determined that our aggregation of segments is consistent with the guidance in EITF Issue No. 4-10.

3.	Acquisitions and Dispositions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition - Magic Lantern Communications Ltd. (“Magic Lantern”)

Effective March 18, 2002, the Company indirectly acquired all of the issued and outstanding shares of Magic Lantern. Magic Lantern is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc., which is wholly owned; and Sonoptic Technologies Inc. (“STI”), which is 75 percent owned. The remaining 25 percent of STI is held by Provincial Holdings Ltd. (“PHL”) and is subject to a redemption agreement.

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
$1,600,627

Disposition - Magic Lantern Communications Ltd

On November 7, 2002, the Company completed the sale of the Magic Lantern to JKC Group Inc. (“JKC”), a related party (note 13) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprise the most significant portion of JKC’s operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to Magic Lantern Group, Inc. (“MLG”).

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

Year ended December 31, 2002	(restated - see note 2)
Revenue	$153,030
Operating loss	$(5,707,850)

5.	Capital Assets

	Cost	Accumulated amortization	Net book value
2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957
2003 (restated - see note 2)
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	839,049	515,890	323,159
	$3,627,849	$2,350,094	$1,277,755

Included in computer and office equipment are assets under capital lease totalling $494,130 (2003 -$428,489) and related accumulated amortization of $334,052 (2003 - $257,654).

6.	Intangible Assets

	Cost	Accumulated amortization	Net book value
2004
Patent	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087
2003 (restated - see note 2)
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	—
	$12,627,262	$12,039,542	$587,720

During 2004, $1,661,974 (2003- $237,618) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2004 includes $510,167 and $47,440 of amortization of development costs and patents, respectively  (2003 - $861,309 and $59,822, respectively).

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
(restated - see note 2)
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

Stock option and RSU activity and related information for the three years ended December 31, 2004 is as follows:

	2004		2003		2002
			(restated - see note 2)		(restated - see note 2)
	Shares under options and RSU’s	Weighted average exercise price	Shares under options and RSU’s	Weighted average exercise price	Shares under options	Weighted average exercise price
Outstanding,
beginning of year	5,474,904	$5.18	5,135,700	$5.65	5,874,852	$5.92
Granted	2,105,500	2.27	2,342,532	2.50	306,666	5.60
Exercised	(1,143,766)	(2.00)	(335,627)	(2.08)	(304,600)	(2.37)
Forfeited or expired	(1,524,666)	(7.78)	(1,667,701)	(3.48)	(741,218)	(9.10)
Outstanding, end of year	4,911,972	$4.28	5,474,904	$5.18	5,135,700	$5.65
Exercisable, end of year	4,102,142	$4.54	4,683,732	$5.55	4,671,129	$5.54
Weighted-average fair value of stock options and RSU’s granted during the year		$1.19		$1.39		$2.75

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2004:

	Total stock options and RSU’s outstanding			Stock options and RSU’s exercisable
Range of exercise prices	Number outstanding December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable December 31, 2004	Weighed average exercise price
$ 1.75 –$ 4.16	3,643,972	3.7 years	$2.54	2,845,642	$2.46
$ 4.33 –$ 8.91	513,000	1.3 years	7.80	511,500	7.81
$ 9.70 – $ 12.52	755,000	1.3 years	10.28	745,000	10.25
$ 1.75 – $ 12.52	4,911,972	3.1 years	$4.28	4,102,142	$4.54

Escrowed shares

Pursuant to the acquisition of English Practice Inc. (“EPI”) on June 15, 2000 and to the terms of an amended purchase agreement, the Company had placed in escrow 40,000 common shares subject to release based upon performance obligations. The performance obligations were not met under the terms of the amended purchase agreement and were subsequently cancelled in 2003. Pursuant to the acquisition of Magic Lantern (note 3), the Company had placed in escrow 35,000 common shares that were subject to release based upon performance obligations. The performance obligations were not met under the terms of the purchase agreement and the escrowed shares were cancelled in 2004.

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

Substantially all of the Company’s activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
Combined basic federal, provincial and state income tax rate	36.6%	39%	39%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(874,081)	$(1,392,979)	$9,984,134)
Enacted tax rate adjustment differences	151,862	172,549	670,307
Differences in foreign statutory tax rates	149,344	(324,918)	2,069,983
Permanent differences	618,992	338,079	48,661
Loss on dissolution of subsidiaries	1,159,877	—	—
Impairment of note receivable	677,400	—	—
Loss on sale of Zi Services assets	—	—	(871,903)
Gain on sale of Magic Lantern	—	—	4,566,545
Equity loss in significantly influenced company	—	—	85,154
Unrecognized recoveries on losses	(2,619,798)	(1,263,234)	(2,389,187)
Non-deductible goodwill	—	—	770,382
Other	(15,350)	(195,908)	(30,724)
Valuation allowance	751,754	2,666,411	5,064,916
Consolidated income tax	$—	$—	$—

The components of future income taxes are as follows:

December 31,	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
Capital assets	$102,294	$51,629	$202,637
Software development costs	(496,898)	(96,645)	98,226
Patents	17,033	24,840	40,151
Share issue costs	181,667	167,438	294,222
Other	56,858	8,801	35,380
Loss carryforwards	18,997,435	14,353,867	13,710,621
Valuation allowance	(18,858,389)	(14,509,930)	(14,381,237)
Net future income tax asset	$—	$—	$—

The Company provided a full valuation allowance against the future income tax assets based on the Company’s evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

At December 31, 2004, the Company and its subsidiaries (“the Group”) have non-capital losses of $26,215,758 and net capital losses of $5,490,077 which are available to reduce Canadian taxable income in future years.

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

Operating loss carryforwards for each of the countries listed below will expire as follows:

Year of expiry	Canadian non-capital losses
2005	$436,345
2006	$132,371
2007	$1,319,779
2008	$615,028
2009	$3,941,929
2010	$11,499,403
2011	$4,406,047
2012	$3,864,856
Total	$26,215,758
Year of expiry (Federal)	US non-operating losses
2017	$720,553
2018	$225,966
2019	$255,200
2020	$2,171,180
2021	$1,468,355
2022	$—
2023	$572,819
2024	5,747
Total	5,419,820

Year of expiry (California)	US non-operating losses
2010	$1,194,149
2011	$807,595
2012	$—
2013	$343,691
2014	$5,747
Total	$2,351,182
Year of expiry	China operating losses
2007	$565,209
2008	$1,634,752
2009	$777,878
2010	$2,487,927
Total	$5,465,766

The Group also has non-capital losses for Hong Kong tax purposes of $34,013,846. These losses may be carried forward indefinitely.

12.	Contingent Liabilities

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

13.	Related Party Transactions

The following table outlines the Company’s related party transactions:

	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
Legal services provided by two law firms in which a director is and was a partner	$125,708	$110,373	$145,567
Due from significantly influenced company	$10,442	$33,187	$—
Consulting fees paid to a firm owned by a director	$30,000	$120,000	$120,000
Consulting fees paid to a firm owned by an officer	$46,067	$26,136	$4,539

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due from (to) related parties are as follows:

	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
Due to law firm in which a director is a partner	$(5,338)	$(411)	$(15,250)
Due from significantly influenced company	$43,629	$33,187	$—
Due to companies owned by a director or officer	$—	$(10,000)	$(10,000)

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

2003 (restated - see note 2)
Zi Technology	$9,918,998	$—	$9,918,998	$1,124,047	$6,928,139	$1,866,812
e-Learning	—	684,070	684,070	75,042	1,400,830	(791,802)
Other	—	—	—	181,176	3,229,712	(3,410,888)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss from continuing operations before income taxes						$(2,931,109)

2002 (restated - see note 2)
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
					(restated - see note 2)
	Capital assets	Other assets	Identifiable assets	Capital assets	Other assets	Identifiable assets
Zi Technology	$2,092,519	$6,375,647	$8,468,166	$1,057,310	$4,424,208	$5,481,518
e-Learning	30,879	1,016,799	1,047,678	92,664	559,467	652,131
Other	656,646	11,526,381	12,183,027	715,501	3,836,428	4,551,929
Total	$2,780,044	$18,918,827	$21,698,871	$1,865,475	$8,820,103	$10,685,578

The investment in significantly influenced subsidiary and its associated 2002 equity loss of $220,687 have been included as part of the e-Learning business segment and as part of the Canadian geographic segment (note 10). Other includes non-cash compensation expense related to issuance of non-employee stock options and RSU’s in 2004 of $1,371,398 (2003 - $516,354; 2002 - $nil) and non-cash interest expense of $nil (2003 - $95,344; 2002 - $nil). All additions to software development costs of $1,661,974 in 2004 (2003 - $237,618) are part of Zi Technology operations.

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
2003 (restated - see note 2)
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
2002 (restated - see note 2)
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
					(restated - see note 2)
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

16.	Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to Canadian GAAP, in all material respects, except:

Start-up costs

Pursuant to Canadian GAAP Emerging Issues Committee (“EIC”) Abstract 27, “Revenues and Expenditures During the Pre-Operating Period”, certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to the to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. (“Oztime”) of $205,842 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

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

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
		Restated (2)
Net loss from continuing operations as reported in accordance with US GAAP	$(2,388,199)	$(2,931,109)	$(19,498,425)
Adjustments:
Start-up costs amortization	—	—	(116,322)
Fair value of stock options issued	(1,624,153)	(1,679,224)	—
Foreign exchange gain	275,834	162,453	158,641
Total adjustments	(1,348,319)	(1,516,771)	42,319
Net loss from continuing operations under Canadian GAAP	$(3,736,518)	$(4,447,880)	$(19,456,106)
Loss from discontinued operations	—	—	(5,707,850)
Net loss under Canadian GAAP	$(3,736,518)	$(4,447,880)	$(25,163,956)
Loss from continuing operations per share under Canadian GAAP, basic and diluted	$(0.09)	$(0.12)	$(0.52)
Loss from discontinued operations per share under Canadian GAAP	—	—	(0.15)
Loss per share under Canadian GAAP, basic and diluted	$(0.09)	$(0.12)	$(0.67)

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
(restated - see note 2)
Net loss as previously stated	$(5,021,508)
Fair value of stock options issued as previously stated	2,252,852
Restatement of stock compensation expense	(1,679,224)
Restated net loss	$(4,447,880)
Net loss per share as previously stated, basic and diluted	$(0.13)
Restatement of stock compensation expense, basic and diluted	0.01
Restated net loss per share, basic and diluted	$(0.12)

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company was required to adopted Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights (“SARs”) and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

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

Under the Canadian Institute of Chartered Accountants’ (“CICA’s) Handbook section 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. The Canadian amendment only applies to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Under the fair value method, the pro forma effect on the Company’s net loss and net loss per share in 2002 is as follows:

Compensation Costs	Year ended December 31, 2002
(restated - see note 2)
Net loss under Canadian GAAP:	$(25,163,956)
Add: Stock option expense	(383,162)
Net loss under Canadian GAAP, pro forma	$(25,547,118)
Basic net loss per share and pro forma	$(0.68)

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:

SHAREHOLDERS’ EQUITY	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
		Restated (3)
Shareholders’ equity under Canadian GAAP, beginning of year	$2,601,869	$3,654,888	$27,619,818
Share capital issued and contributed surplus	13,580,428	3,394,861	1,199,026
Net loss from continuing operations under US GAAP	(2,388,199)	(2,931,109)	(19,498,425)
Net loss from discontinued operations under US GAAP	—	—	(5,707,850)
Adjustments to net loss for the year under Canadian GAAP	(1,348,319)	(1,516,771)	42,319
Shareholders’ equity under Canadian GAAP, end of year	$12,445,779	$2,601,869	$3,654,888

(3)	Per discussion in footnote (2) above, 2003 Shareholders equity under Canadian GAAP has been restated from $2,028,241 to $2,601,869.

Canadian GAAP Comparative Consolidated Financial Statements

The following financial statements for the years ended December 31, 2002 are as previously disclosed in accordance with Canadian GAAP and in Canadian dollars.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Year ended December 31	2002
Revenue
License and implementation fees	$10,166,562
Other product revenue	3,037,035
13,203,597
Cost of sales
License and implementation fees	394,749
Other	1,233,312
1,628,061
Gross margin	11,575,536
Operating expenses
Selling general and administrative	(17,849,562)
Litigation and legal	(11,794,981)
Product research and development	(4,365,803)
Depreciation and amortization	(3,879,913)
Impairment of goodwill	(1,976,908)
Impairment of intangible assets	(2,424,694)
Foreign exchange gain	42,088
Operating loss before undernoted	(30,674,237)
Interest on long term debt	(139,046)
Other interest	(439,765)
Interest income and other income	286,429
Equity interest in loss of significantly influenced company	(343,402)
Loss from continuing operations before income taxes	(31,310,021)
Income taxes	—
Loss from continuing operations	(31,310,021)
Discontinued operations
Loss from discontinued operations	(9,077,079)
Net loss	(40,387,100)
Deficit, beginning of year	(50,994,973)
Deficit, end of year	$(91,382,073)
Basic and diluted loss from continuing operations per share	$(0.83)
Loss from discontinued operations per share	(0.24)

Basic and diluted loss per share	$(1.07)
Weighted average common shares	37,767,000
Common shares outstanding, end of period	37,914,250

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	2002
Operating activities:
Net loss	$(31,310,021)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194
Depreciation and amortization	3,879,913
Impairment of goodwill	1,976,908
Impairment of intangible assets	2,424,694
Interest expense	240,573
Equity in net loss of significantly influenced company	343,402
Funds applied to operations	(22,114,337)
Decrease in non-cash working capital	1,896,595
Cash flow applied to operations	(20,217,742)
Financing activities:
Proceeds from issuance of common shares	1,117,446
Issuance of note payable	5,127,910
Payment of capital lease obligations	(143,080)
6,102,276
Investing activities:
Short-term investments	8,577,503
Purchase of capital assets	(1,060,012)
Proceeds from capital dispositions	50,964
Software development costs	(978,161)
Other deferred costs	(60,000)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)
Sale of subsidiary net of cash given up	(548,461)
4,097,400
Discontinued operations	(3,730,127)
Net cash (outflow) inflow	(13,748,193)
Cash and cash equivalents, beginning of year	19,090,964
Cash and cash equivalents, end of year	$5,342,771
Non cash financing activity
Equipment acquired under capital lease	$34,200
Patent acquired through share issuance	$—
Acquisition of subsidiary	$513,500
Components of cash and cash equivalents
Cash	$5,342,771
Cash equivalents	$—
Supplemental cash flow information
Cash paid for interest	$136,888
Cash paid for income taxes	$—

New accounting standards

The following guidelines issued by the CICA did not or are not expected to impact the Company:

In late 2003, the of the CICA issued EIC-141, “Revenue Recognition”, EIC-142, “Revenue Arrangements with Multiple Deliverables” and EIC-143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”. The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on the Company as we report under US GAAP already.

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

Effective in 2005, Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIE’s”). The new guidance had no impact on the Company as we report under US GAAP which includes similar VIE requirements.

17.	Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	2004	2003
		(restated - see note 2)
Trade accounts payable	$545,228	$442,788
Litigation and legal	1,120,130	2,037,644
Compensation	1,011,397	1,118,735
Other accrued liabilities	404,525	500,140
Total	$3,081,280	$4,099,307

Non-cash working capital

The following balances are included as part of non-cash working capital:

Non-cash working capital	2004	2003	2002
		(restated - see note 2)	(restated - see note 2)
Accounts receivable	$(1,561,047)	$(1,213,608)	$(1,123,702)
Work-in-progress and inventory	—	97,455	151,085
Prepayments and deposits	(15,227)	303,880	(117,147)
Accounts payable and accrued liabilities	(1,018,027)	(151,974)	2,271,409
Deferred revenue	1,604,532	593,639	20,494
(Decrease) increase in non-cash working capital	$(989,769)	$(370,608)	$1,202,139

Loss per share

In 2004, anti-dilutive stock options, RSU’s, warrants and performance based escrowed shares of 6,374,836 have been excluded in the calculation of diluted loss per share (2003 - 6,014,904; 2002 - 5,310,700).

18.	Reclassifications

Certain amounts have been reclassified to conform with the presentation adopted in the current year.

19.	Subsequent Events

In January 2005, the Company purchased the assets of Decuma AB (“Decuma”), a Swedish company specializing in developing and marketing handwriting recognition software. As part of the acquisition, the Company acquired Decuma’s intellectual property and customer agreements. The purchase price included 146,929 common shares with a value of $1.0 million and cash consideration of $175,254 less direct costs of the purchase.

The estimated purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital	$(15,451)
Capital assets	50,201
Patents and trademarks	896,120
$930,870

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANT

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

(signed) “Deloitte & Touche LLP”

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