Form 20-F
period 2005-12-31
ZI CORP
filed 2006-04-03
CIK 922658

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2008
Estimated average burden
Hours per response. 2631.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report...................

Commission file number 000-24018

ZI CORPORATION
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

2100, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005.

46,272,568

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

() Yes                 (X) No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

() Yes                 (X) No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

(X) Yes             () No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer _______	Accelerated filer _______	Non-accelerated filer X

Indicate by check mark which financial statement item the registrant has elected to follow.

() Item 17             (X) Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

() Yes             ( X) No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

() Yes                 () No

TABLE OF CONTENTS

PART I	7
Introduction	7
Forward Looking Information	7
Item 1. Identity of Directors, Senior Management and Advisers	8
Item 2. Offer Statistics and Expected Timetable	8
Item 3. Key Information	8
A. Selected financial data.	8
Currency and Exchange Rates	9
B. Capitalization and indebtedness.	9
C. Reasons for the offer and use of proceeds.	9
D. Risk factors.	9
Item 4 -Information on the Company	18
A. History and Development of the Company	18
Acquisition and Development of Input Technology	18
Acquisition and Divestiture of Oztime	20
Acquisition and Divestiture of EnglishPractice Inc.	20
Acquisition of Archer Education Group Inc.	21
Acquisition of Assets of Decuma AB	22
Intellectual Property Litigation	22
Dispositions and Discontinued Operations	23
Telecom Technology Corporation Limited	23
The Magic Lantern Group of Companies	23
Acquisition of Zi Shares by the Lancer Funds	24
Principal Capital Expenditures and Divestiture	25
B. Business overview.	26
Zi in General	26
Zi Technology Business Unit	26
Description of eZiText and eZiTap	26
Licensing of eZiText	28
Description of Qix	28
Description of Decuma Handwriting Recognition Solutions	29
Investment in Archer Education Group Inc.	29
Geographic Segments	30
C. Organizational Structure	31
D. Property, plants and equipment.	31
Item 4A. Unresolved Staff Comments	32
Item 5. Operating and Financial Review and Prospects	32
A. Operating results.	33
Critical Accounting Policies and Estimates	33
Software Development Costs	34
Revenue Recognition	34
Stock-Based Compensation Plan	35
Operating Results	35
Net Loss	35
Revenue	36

Cost of Sales & Gross Margin	37
Selling, General and Administrative Expenses	38
Legal	38
Product Research and Development Expense	38
Depreciation and Amortization	39
Impairment of Note Receivable	39
Interest and Other Income	39
Interest Expense	40
Income Tax Expense	40
Net Loss	41
Impact of Inflation and Changing Prices	41
Foreign Currency	41
Impact of Governmental Policies and Other Factors on Operations and Investments	42
B. Liquidity and capital resources.	42
Financial Condition and Liquidity	42
Cash Requirements Outlook	42
Operating Activities	42
Financing Activities	43
Investing Activities	43
Commitments and Contractual Obligations	44
Financial Instruments	45
Off-Balance Sheet Arrangements	45
C. Research and development, patents and licenses, etc.	45
D. Trend information.	46
Revenues and Expenses	46
Litigation/Indemnification	49
E. Off-balance sheet arrangements.	50
F. Tabular disclosure of contractual obligations.	50
G. Safe harbor.	51
Item 6. Directors, Senior Management and Employees	51
A. Directors and senior management.	51
B. Compensation.	53
(a) Compensation of Directors	53
(b) Compensation of Executive Officers	53
1. Summary Compensation	53
Summary compensation table	53
Stock Options	54
Aggregated Option/SAR and RSU exercises during the most recently completed
financial year and financial year-end option/SAR values	55
Long-term Incentive Plans	56
Stock Appreciation Rights and Restricted Shares	56
Stock Option and SAR Repricing	56
Pension and Retirement Plans and Payments made upon Termination of Employment	...56
Employment Contracts	56
(c) Plans and Share Options	58
(d) Other Compensation	58

C. Board practices.	58
(a) Board of Directors	58
Board Committees	58
Audit Committee	58
Compensation Committee	59
Corporate Governance and Nominating Committee	60
D. Employees.	60
E. Share ownership.	61
(a) Share and Option Holdings	61
(b) Option Plans	62
Purpose of Plans	62
Eligibility	62
Administration of the Plans	63
Amendment of the Plans	63
Necessary Approvals	63
Adjustment in Shares Subject to the Plan	63
Item 7. Major Shareholders and Related Party Transactions	65
A. Major shareholders.	65
B. Related party transactions.	66
C. Interests of experts and counsel.	67
Item 8. Financial Information	67
A. Consolidated Statements and Other Financial Information.	67
Legal Proceedings	67
Dividend Policy	69
B. Significant Changes.	69
Item 9. The Offer and Listing.	69
A. Offer and listing details – Stock Price History	69
B. Plan of distribution.	70
C. Markets.	70
D. Selling shareholders	70
E. Dilution.	70
F. Expenses of the issue.	70
Item 10. Additional Information.	71
A. Share capital.	71
B. Memorandum and articles of association.	71
Directors	71
Common Shares	72
Preferred Shares	72
Changing Rights of Shareholders	72
Shareholder Meetings	73
Limitations on Right to Own Securities	73
Change of Control	75
Disclosure of Ownership	75
C. Material contracts.	75
D. Exchange controls.	76
E. Taxation.	76

Material Canadian Income Tax Consequences	76
Material United States Federal Income Tax Consequences	76
U.S. Holders	77
Distributions on Common Shares	77
Foreign Tax Credit	77
Disposition of Common Shares	78
Other Considerations	78
Foreign Personal Holding Company	78
Foreign Investment Company	78
Passive Foreign Investment Company	79
Controlled Foreign Corporation	79
F. Dividends and paying agents.	79
G. Statement by experts.	79
H. Documents on display.	79
I. Subsidiary Information.	80
Item 11. Quantitative and Qualitative Disclosures About Market Risk.	80
(A) Quantitative information about market risk	80
(B) Qualitative information about market risk	80
Interest Rate Risk	80
Foreign Exchange Rate Risk	81
Item 12. Description of Securities Other than Equity Securities.	81
PART II	81
Item 13. Defaults, Dividend Arrearages and Delinquencies.	81
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	81
Item 15. Controls and Procedures.	81
Item 16. [Reserved]	82
Item 16A. Audit committee financial expert.	82
Item 16B. Code of Ethics.	82
Item 16C. Principal Accountant Fees and Services.	82
Audit Fees	82
Audit Related Fees	82
Tax Fees	82
All Other Fees	82
Item 16D. Exemptions from the Listing Standards for Audit Committees.	83
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	83
PART III	83
Item 17. Financial Statements.	83
Item 18. Financial Statements.	83
Item 19. Exhibits.	83
EXHIBIT INDEX	84

PART I

Introduction

Zi Corporation is a corporation incorporated under the laws of the province of Alberta, Canada and is referred to in this document, together with its subsidiaries, as "Zi", the "Company" or the "Corporation". Unless the context otherwise indicates, use of "we", "us", "our" and like terms refers to the Company.

Trademarks or trade names of Zi used in this document include, but are not limited to: Zi®, eZiText®, eZiNet™, eZiTap™, eZiType™, Qix™, Decuma® and Zi Services™. Each trademark, trade name or service mark of any other company appearing in this document belongs to its holder. Zi has obtained registered status on its "eZiText" trademark in the United States, Canada, Australia, China, in other parts of Asia and in parts of Europe. The wordmark, "Zi", is registered in Canada, China, Japan, the United States, Singapore, Taiwan and Korea.

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in United States dollars unless otherwise indicated. All references in this Form 20-F to financial information concerning the Company refer to such information in accordance with U.S. GAAP and all dollar amounts in this Form 20-F are in United States dollars unless otherwise indicated. Prior to the preparation of the consolidated financial statements for the year ended December 31, 2003, the consolidated financial statements of Zi Corporation were prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of users, who are in the United States, effective December 31, 2003, the Company began reporting its financial position, results of operation and cash flows under U.S. GAAP in its consolidated financial statements. The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 16 to the consolidated financial statements. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in U.S. dollars, with comparative periods restated to U.S. dollars. The comparative amounts in this Form 20-F have been restated to U.S. dollars.

On March 23, 2006, the exchange rate for the United States of America ("U.S.") dollar was $0.8577 = CDN$1.00. Please see Item 3 - Key Information - Selected Financial Data for more detailed U.S. dollar to Canadian dollar exchange rate information.

In this document, we may provide cross-references relevant to the information being provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this document that may relate to the disclosure in question.

Forward Looking Information

This Form 20-F annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Shareholders can identify these forward looking statements when they see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, the following: our history of operating losses and uncertainty of future profitability; risks associated with a threatened contest for control of the Corporation's Board of Directors by the receiver for the Lancer group of funds (the "Receiver"), including disruption of the Corporation's business and diversion of management and financial resources, financing and market risks associated with the ownership by the Receiver of approximately 40 percent of the Corporation's outstanding shares; the possible impact of future financings; uncertainty as to the degree of and continuing market acceptance of our products and services; uncertainties relating to product development; risks associated with the number, amount and timing of new product introductions; uncertainty regarding patents, proprietary rights and software piracy; variability in customer demand; our dependence on third party performance under marketing and licensing arrangements; risks associated with the contingent nature of continued performance under major sales contracts; rapid technological change and competition; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the potential for adverse developments in pending litigation; risks associated with the settlement of a U.S. patent infringement lawsuit; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China"); adverse changes in general business conditions in any of the countries in which we do business; changes in our size and structure; the effectiveness of our management and our strategic relationships; risks related to possible defects in our products; risks associated with our ability to attract and retain key personnel; uncertainties regarding our need for additional capital; uncertainty regarding the fluctuations of our quarterly results; risks related to our acquisitions of companies and technologies; uncertainties relating to our status as a non-U.S. corporation; risks associated with our investments and other risks and uncertainties described under "Item 3 - Key Information - Risk Factors" and elsewhere in this report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data.

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with U.S. GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2001 through the fiscal year ended December 31, 2005, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Operating and Financial Review and Prospects" and "Item 18 - Financial Statements". The consolidated statements of loss information for fiscal years 2001 and 2002, and the consolidated balance sheet information as of December 31, 2001, 2002, and 2003 as set forth below, have been derived from audited Consolidated Financial Statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2001 throughout the fiscal year ended December 31, 2005.

	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars except per share data)
Revenue from continuing operations	11,385	13,403	10,603	8,416	3,418
Operating loss from continuing operations (1)	(4,966)	(2,460)	(2,336)	(19,246)	(8,934)
Operating loss from continuing operations per share	(0.11)	(0.06)	(0.08)	(0.52)	(0.24)
Net loss from continuing operations (1)	(5,317)	(2,388)	(2,931)	(19,498)	(8,081)
Net loss from continuing operations per share	(0.12)	(0.06)	(0.08)	(0.52)	(0.22)
Net loss (2)	(5,317)	(2,388)	(2,931)	(25,206)	(13,224)
Basic and diluted net loss per share	(0.12)	(0.06)	(0.08)	(0.67)	(0.36)
Total assets	22,405	21,699	10,686	11,870	30,167
Capital stock and additional paid-in capital	111,480	108,139	94,559	91,165	89,966
Accumulated deficit and accumulated other
comprehensive
loss	(97,822)	(92,391)	(90,278)	(87,510)	(62,462)
Net assets	13,658	15,749	4,281	3,655	27,504
Outstanding shares, in thousands	46,273	45,225	39,372	37,914	37,544

(1) 2002 operating and net loss from continuing operations includes litigation and judgment costs of $7.1 million and impairment of intangible assets of $2.9 million. 2004 operating and net loss from continuing operations includes a $2.0 million impairment charge relating to a note receivable.

(2) 2002 net loss includes loss from discontinued operations of $5.7 million (2001 - $5.1 million)

Currency and Exchange Rates

The following table sets out the exchange rates for the U.S. dollar expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods):

	U.S. Dollar Per One Canadian Dollar
	Year Ended December 31
	2005	2004	2003	2002	2001
End of period	0.8598	0.8319	0.7713	0.6339	0.6275
Average for the period	0.8255	0.7685	0.7158	0.6369	0.6461

The following table sets out the high and low exchange rates for the U.S. dollar expressed in terms of one Canadian dollar in effect at the end of the following periods:

	U.S. Dollar per One Canadian Dollar
	September	October	November	December	January	February
	2005	2005	2005	2005	2006	2006
High for the month	0.8601	0.8586	0.8570	0.8682	0.8780	0.8798
Low for the month	0.8414	0.8416	0.8377	0.8524	0.8543	0.8633

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 23, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollar into Canadian dollars was U.S.$1.00 = CDN$1.1659.

B. Capitalization and indebtedness.

Not applicable

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Shareholders should carefully consider the risks described below before purchasing our Company's common shares. The occurrence of any of the following events could harm us. If these events occur, the trading price of our Company's common shares could decline, and shareholders may lose all or part of their investment.

We have incurred net losses to date and may not become profitable.

Our Company has a limited history of operating profits. Our consolidated net losses totalled $5.3 million in our fiscal year ended December 31, 2005, $2.4 million in our fiscal year ended December 31, 2004, and $2.9 million in our fiscal year ended December 31, 2003. As of December 31, 2005, our accumulated deficit was $97 million.  We face significant and potentially costly challenges in simultaneously pursuing key research and development goals and attracting customers for our products and services.

Our shareholders may face dilution due to future financings and our business may be restricted due to future borrowing arrangements.

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

Our operations may have been adversely affected by the Receiver for the Lancer Funds holding approximately 40% of the Company's shares.

In August 2003 we became aware of information that suggested a group of funds, including Lancer Partners LP and Lancer Offshore Inc. (collectively, the "Lancer Funds"), had accumulated a significant percentage of our outstanding common shares. This information followed the appointment in July 2003 of a receiver for the Lancer Funds who was appointed as a result of an SEC enforcement proceeding which alleged securities law violations by the management of the Lancer Funds. In December 2003, we learned through Lancer Funds' regulatory disclosure that the Lancer Funds' believed their ownership amounted to approximately 49 percent of our outstanding shares at the time. As of December 31, 2005, the Lancer Funds have disclosed that their ownership amounted to approximately 40.5 percent of our outstanding shares. While the enforcement proceeding did not allege wrongdoing in connection with our common shares or any of the affairs of the Company, the accumulation was done in apparent violation of U.S. and Canadian securities laws, and without our knowledge or assistance. In July 2005, the Receiver for the Lancer Funds stated in a filing with the SEC that the Receiver was considering requesting a special meeting of shareholders for the purpose of removing the current members of the Board of Directors (other than Donald Moore). In August 2005, the Receiver issued such a request and also a request for a copy of our shareholder list. In response to these actions, we obtained an interim order from the Court of Queen's Bench of Alberta prohibiting the Receiver from calling the special meeting, based upon the Lancer Funds' apparent violations of applicable corporate and securities law. We also initiated proceedings before the Alberta Securities Commission ("ASC") to require the Receiver to dispose of its shareholdings or make a proper takeover bid to all shareholders of the Company. Both the Court of Queen's Bench and ASC proceedings remain pending. The Receiver has opposed these actions, and sought relief in a Florida court through a contempt motion against the Company.

The Receiver's actions have or may have adversely affected our operations in a number of ways:

  The Company is incurring significant legal fees based on the actions of the Receiver.
  Promising acquisition candidates and possible financing sources have terminated discussions with us based upon uncertainty regarding the future composition of our Board of Directors and management of the Company and the possible impact of sales of our securities by the Receiver.
  Our customers and potential customers have similarly raised concerns about the future management of the Company and our ability to live up to our contractual commitments.
  Our efforts to recruit highly qualified members of executive management and additional directors from our industry have been hampered by the Receiver's actions.
  Scarce management resources have been diverted from Company operations to addressing the foregoing concerns raised by our customers, employees, shareholders and potential acquisition candidates. Until the issues associated with the future control of the Board of Directors and the degree of influence of the Receiver on the Company's affairs is settled, our results of operations may be adversely affected.

Uncertainties regarding the impact of possible sales of our shares by the Receiver may negatively impact the market price for our securities.

According to the Receiver's filings with the SEC, as of the date of this Report, the Receiver holds approximately 40.5 percent of our outstanding shares. The Receiver has in the past, and may in the future, announce an intention to sell shares in the open market. These announcements, whether or not they are accompanied by contemporaneous sales, may have a depressive effect on the market price for our securities.

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
  evolving customer requirements; and
  aggressive price competition.

We believe that these trends will continue into the foreseeable future. Our success will depend, in part, upon our ability to:

  enhance our existing products and gain market share while controlling costs;
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

We operate in an intensely competitive environment and we may not be able to compete successfully or gain market acceptance.

The software industry is intensely competitive and is characterized by rapid technological advances, evolving industry standards, price competition and technological obsolescence. Major Asian and North American software and technology companies engage in development of input or other interface software. Our actual or potential input technology competitors include, but are not limited to: Motorola; America Online Inc. ("AOL"); Nokia; OpenWave; Microsoft; Research in Motion, Nuance (formerly Scansoft), Communications Intelligence, PenReader, Vision Objects, TealPoint in Latin languages, PenPower, HanWang, Senopy, Guobi, Chinastar, Voicesignal, and JumpTap. Many of our competitors have longer operating histories and have greater financial, technical, sales, marketing and other resources. To a great extent, our ability to compete will depend on such factors as product features, technical superiority, ease of use, price, quality, technical support and services, product development capabilities, marketing, distribution channels, and ability to meet delivery schedules. There can be no assurance that our products and services can compete successfully or gain market acceptance. Other corporations with greater financial and technical resources and larger marketing organizations could enter the market and pose a potential threat if they can develop technologies and products that can rival those developed by us or under license to us.

Our products may contain defects that could harm our reputation, be costly to correct, expose us to litigation and harm our operating results and financial condition.

We develop software products that may contain undetected errors or failures. Design errors or hidden defects in third party components or software may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. If defects are discovered, we may not be able to correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or a delay in, market acceptance of our products. In addition, defects in our products could cause adverse publicity, damage our reputation and impair our ability to acquire new customers. In addition, we may need to make significant expenditures to eliminate defects from our products. As well, defects and failures in our products could expose us to claims for liability or other claims involving costly litigation.

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

Furthermore, our products and technologies sold and integrated into customer applications are subject to both customer production schedules and customer success in marketing the products and generating product sales. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays. We may not be successful in continuing to be selected as the language enabling technology provider for these OEMs, and the failure to be selected by our OEM customers would have a material adverse effect on our sales. In addition, the resolution of a patent infringement claim with a principal competitor restricts the Company and its affiliates from using and selling certain no-longer distributed earlier versions of eZiText for Latin-based languages in the United States. Furthermore, due to our royalty-based revenue model, the failure of our key OEMs to achieve market acceptance of products incorporating our software could have a material adverse effect on our business, operating results and financial condition.

As well, the Company has invested money, time and resources into the acquisition and development of Decuma and Qix technologies, both of which are recent additions to the Zi portfolio of products. We may not be successful in persuading OEMs or carriers to license such technologies. Furthermore, any customers who do license such technology may fail to achieve market acceptance of products incorporating such technologies. Due to our license-fee and royalty-based revenue models, any of the above-referenced potential failures could have a material adverse effect on our business, operating results and financial condition.

Due to these factors, our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This would cause our operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into products. In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of OEMs and service providers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders or chooses not to deploy products incorporating our technology.

Some of our major customers are not profitable and are subject to reduced demand for products and services currently affecting the telecommunications industry. In 2005, 2004 and 2003 we derived 31, 34 and 26 percent respectively, of our total revenue from two customers. We believe that revenue derived from current and future customers who dominate handset phone manufacturing will continue to represent a significant portion of our total revenue for our technologies. Our inability to continue to secure and maintain a sufficient number of contracts from such dominant OEM players would have a material adverse effect on our business, financial condition, operating results and cash flows derived from our technologies. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions. Moreover, certain of our key OEM licenses are at, or approaching, the end of their license terms and it is uncertain whether we will be successful in negotiating renewals with these customers.

Our overall market breadth for products and services may be constrained by:

  the increasing market share of major handset industry leaders;
  the influence of software integrators and platform suppliers in serving new OEMs with pre-packaged solutions; and
  consolidation among the OEM customer base.

Our ability to operate could be hindered by the proprietary rights of others and our inability to adequately protect our intellectual property rights.

A number of companies and educational institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or intellectual property rights or limit the ability of our customers to integrate our technologies onto their platforms. Such conflicts could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be made subject to claims of infringement, and, as described in the section below, we have been affected by such litigation. Even if we believe that we do not infringe, the costs of defending intellectual property litigation are substantial. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We may not be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

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

As described in Item 4 - Information on the Company - Intellectual Property Litigation, the Company and AOL settled a judgment under U.S. based litigation by a written settlement agreement dated December 6, 2002. Under the settlement agreement, the Company consented to, inter alia, an injunction under the Consent Judgment which prohibits the sale or use in the United States of earlier versions of the Company's eZiText product. Such earlier versions of eZiText are not currently sold or offered for sale or used by the Company in the United States. This injunction does not apply to or prohibit the sale or use of such earlier versions of the Company's eZiText product in countries other than the United States. In the ordinary course of business, the Company, AOL and others seek to protect their intellectual property in various countries and jurisdictions through administrative proceedings and civil litigation. The settlement of the AOL lawsuit dealt only with certain patent infringement claims in the United States. There can be no assurance that we will be successful in various challenges filed in respect of certain of AOL's patent claims outside of the United States. The outcome of any of these proceedings, if determined adversely, raises the possibility that additional civil action could follow.

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

The Company's existing product portfolio is limited. Our financial success relies substantially on a limited number of products. Failure to innovate, develop and integrate new products into our existing product lines, in addition to enhancing the performance and functionality of existing products, could result in the Company failing to achieve financial success.

We depend on our key personnel and failure to attract and retain these people could have a negative impact on our operations.

Our success will be dependent, in part, on the performance of our personnel who develop our technology and manage our business. While we are seeking a new chief executive officer to lead the Company in its next phase of growth, we have personnel that we believe are competent in the development of our technology, services and software related products and have endeavoured to hire and retain qualified managerial and technology development services people for the development and expansion of the Zi Technology business. Nevertheless, failure to retain their expertise or to attract and retain key personnel with necessary technological and marketing skills, in addition to Michael Lobsinger, our Chairman, President and Chief Executive Officer, Milos Djokovic, Chief Operating Officer and Chief Technical Officer and Dale Kearns, Chief Financial Officer, could have a materially adverse effect upon our ability to grow and operate profitably. The Company's insurance coverage does not include key-man life insurance for either Milos Djokovic or Dale Kearns.

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

In addition, our operations and the market price of our common stock may also be affected by adverse economic conditions in Asia, North America and Europe. Our operations and our ability to continue to generate revenues in these regions may be affected by adverse economic conditions or political instability in such regions as well as other external business risks.

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

We may require capital to finance the continued growth of operations. To date, we have raised capital primarily through private placements of common shares. As of March 23, 2006, our cash position was approximately $9.97 million. Unless our cash flow from operations is sufficient to meet our operating capital requirements, any shortfall must be covered by our cash position, the sale of securities or through other forms of third party financing. We believe our current cash resources will be adequate to support our existing business activities assuming stable revenue and absent unexpected costs or expenses. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. However, we may still require additional financing to support our product expansion or continued operations. There can be no assurance that sufficient financing will continue to be available to sustain our operations and growth, to develop new and existing markets or to complete development of products that fully exploit our owned or licensed technologies. Failure to obtain adequate additional financing on a timely basis could have a material adverse effect on our business.

Our quarterly results are subject to fluctuations which could negatively affect our financial results.

We have experienced, and are likely to continue to experience, significant fluctuations in quarterly operating results caused by many factors. These factors include:

  dependence on the market acceptance and sales of our licensees' products in which our technologies are embedded;
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

  foreign currency exchange rates and general economic conditions; and

  legal and other costs associated with defence and resolution of patent infringement claims and other litigation the Company is involved in.

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

In addition, our new license revenue and results of operations may fluctuate on a quarterly and annual basis in the future as a result of a number of factors, many of which are outside of our control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by us or our competitors. If our revenues or operating results fall below the expectations of financial analysts of investors, the trading price of our common shares could fall.

The laws and policies restricting foreign alliances, partnerships, investments, distribution or sale in the software technology industry could change and adversely affect our operations in these countries.

We may also be materially adversely affected by laws restricting foreign alliances, partnerships and investment in the technology and information industries. Some countries have extensive restrictions on foreign alliances, partnerships and investments in the information industries. For example, China has substantial limitations on companies that provide content on the Internet and dissemination of information on the Internet. Internet service providers are governed under telecommunications laws which substantially restrict foreign ownership and investment in telecommunications companies in China. In 1999, the Chinese government requested the termination of certain Chinese-foreign corporations on the basis that the structure used for these corporations was no longer permitted. There is no way of predicting whether the governments in the countries in which we operate will enact any similar limitations with respect to any of the products or services that we sell or license, or whether any such law, if enacted, will force us to reduce or restructure our products and offerings in such countries. The realization of any of these possibilities may substantially increase our costs of doing business or delay the commercialization of our products, which may adversely affect our business and results of operations.

We may be materially adversely affected by foreign laws restricting the repatriation of earnings. For example, the distribution of earnings from China to foreign countries is subject to the approval of the Chinese Central Bank. The procedures are complicated and time consuming. We may become subject to claims from third parties (including foreign government agencies) based in foreign jurisdictions for violations of their laws. These laws may be changed or new laws may be enacted in the future. The administration and enforcement of law and justice in some jurisdictions that we do business in may be different and therefore unpredictable relative to U.S. practice. International litigation is often expensive, distracting and time consuming. These consequences could be particularly disruptive to us given our relatively small size of operations and limited resources. Accordingly, any occurrence of the foregoing could have a material adverse effect on our business.

We are subject to foreign currency exchange risks, accordingly, fluctuations in exchange rates could have a material effect on our results of operations.

A significant portion of our expenses have been, and will likely continue to be, incurred or generated in currencies other than the U.S. dollar, principally the Canadian dollar, Hong Kong dollar, Chinese renminbi and Swedish krona. Our results are reported in U.S. dollars. Accordingly, fluctuations in exchange rates have a material effect on our results of operations. In 2005, Chinese authorities re-valued the renminbi and it is no longer pegged against the U.S. dollar. To date, we have not engaged in foreign currency exchange rate hedging activities. If we implement hedging techniques in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities. Conversion of the Chinese renminbi to other currencies is subject to approval by the government of China. Foreign exchange gains or losses for the past three years have been: a loss of $114,108 a gain of $275,834, and a gain of $162,453, in each of 2005, 2004 and 2003, respectively.

Acquisitions of companies or technologies may result in disruptions to our business.

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

  the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target company is in a geographically distant location;

  disruption of our ongoing business;

  diversion of management's time and attention;

  failure to enhance our financial and strategic position by the unsuccessful incorporation of acquired technology;

  the inability to implement uniform standards, controls, procedures and policies;

  loss of key employees and customers the incurrence of amortization expenses; and

  possible dilution to our shareholders.

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

We may not be able to realize value from our investment in Archer Education Group Inc.

We have a material investment in Archer Education Group Inc. ("Archer"), a Vancouver based provider of education services and a private corporation incorporated under the laws of the Province of Alberta. In December 2005, the Company's Oztime and English Practice subsidiaries were acquired by Archer (see Item 4.A History and Development of the Company). As of December 31, 2005, the Company owned approximately 53.2 percent of Archer. Subsequent to December 31, 2005, the Company's ownership was diluted to 44.8 percent. The Company's ownership of securities in a private corporation with no significant history of operations, such as Archer, could be a limiting factor in the company's ability to realize value from its investment.

As a non-U.S. corporation, it may be difficult for shareholders to pursue claims under U.S. securities laws against us.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that we are incorporated under the laws of Alberta, Canada, that the independent registered chartered accountants who have audited our financial statements and some or all of our directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of our assets and said persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

As a foreign private issuer, our shareholders may have less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared in accordance with the requirements of the securities laws and regulations applicable in Canada) in Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.

Item 4 -Information on the Company

A. History and Development of the Company

Our head and principal office is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2. Our telephone number is (403) 233-8875 and our facsimile number is (403) 233-8878. Our common shares are listed on the Toronto Stock Exchange under the symbol "ZIC" and on the NASDAQ under the symbol "ZICA".

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

From March 1997 to February 1998, we provided Internet web development services in conjunction with carrying on our present business.

Acquisition and Development of Input Technology

Effective November, 1993, we acquired three licenses relating to certain computer software, word processing software and language translation technology known as the "Jiejing Input System", the "Zitong Input System" and the "Chappell/Yates Translation Technology", respectively (collectively, referred to as the "Jiejing Licenses").

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

The acquisition of the rights to the Jiejing Licenses was subject to one exclusion which permitted the use of the "Jiejing Input System" in a proprietary language teaching method used only to teach Mandarin Chinese. Winbo Mark Limited and Chlorine Investments Limited (doing business as Mach Mandarin Limited in Hong Kong), have an exclusive worldwide license to use the "Jiejing Input System" technology in a specific proprietary language teaching software product. Under the terms of the license, this software cannot be commercially sold, but may only be used for face-to-face personal classroom teaching specifically for the Mandarin Chinese dialect to non-Chinese speaking persons. These companies also have a nonexclusive license to use certain components of the "Jiejing Input System" technology and word processor components.

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

On December 25, 2001, Taiwanese patent No. NI139820 was issued to the Company. In January 2003, Chinese patent ZL99-1-00625.9, "Method and Apparatus of Chinese Character Text Input," was issued to the Company. These patents protect the unique implementation of our Chinese language input technology on cellular phones and other wireless devices and, in particular, protect those combinations of elements which are of particular help to a user in improving the speed of text creation. The Company was also granted an equivalent of this patent in Hong Kong as patent number HK1020216 on August 22, 2003. In addition, the Company has a number of patent applications pending in the United States, Europe and Asia based on ideographic language input networks and software utilities which use text as a key part of their operation.

The following is a partial list of certain U.S. patents which have been issued to the Company, which further strengthen our competitive position: U.S. patent No. 6,956,968 - "Database Engines for Processing Ideographic Characters and Methods Therefor"; U.S. patent No. 6,955,602 - "Text Entry Within a Video Game"; U.S. patent No. 6,864,809 - "Korean Language Predictive Mechanism for Text Entry By a User"; and U.S. patent No. 6,801,659 - "Text Input System for Ideographic and Non-Ideographic Languages".

The Company has received allowances of patents in Europe and China with respect to technology that enables a user to not only select the stroke category as described in the O'Dell patent but to also place that stroke in the desired relative position in a character being created. This was designed to increase the speed of input and allow inexperienced users to approach the desired character more quickly without having to search a long list of candidates. The Company believes that this approach is much simpler than full handwriting recognition and is compatible with low resource computing environments typical of the cellular telephone market.

Acquisition and Divestiture of Oztime

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

On July 31, 2001, the Company caused one of its subsidiaries, namely Asia Translation & Telecommunications Limited ("AT&T"), to incorporate Beijing Oztime Education & Network Technology Co., Ltd. ("Oztime"), a Wholly Foreign Owned Enterprise formed under the laws of the People's Republic of China. Since this event, all substantive business, including product and business development, has been carried out through this new entity, which is intended to mitigate possible consequences of the lack of proper Chinese registration of the Company's interest in Beijing Oz. Beijing Oz is currently inactive and carries on no business operations in China. We received confirmation in 2003 that Beijing Oz has been officially dissolved.

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

We and ONM also entered into an option agreement (the "Option") under which we were granted an irrevocable option to purchase all of the assets of ONM for a purchase price of $5,000,000 exercisable at any time on or before December 13, 1999. The Option expired, unexercised.

Effective as of December 2005, Archer Education Group Inc. , acquired Oztime from AT&T, with the purchase price set at 4,800,000 common voting shares of Archer, of which 4,140,000 shares were issued in the name of AT&T, and 660,000 shares were issued in the name of certain Oztime employees, as designated by AT&T. Of the 4,140,000 shares issued to AT&T, 1,000,000 shares were deposited with an escrow agent (the "Archer Escrow Shares"). Based upon certain revenue performance criteria, to be measured between the closing of the said transaction and December 31, 2006, the Archer Escrow Shares are to be either released to AT&T or returned to Archer for cancellation.

As of December 31, 2005 approximately 53.2 percent of Archer's outstanding shares were owned by Zi or its subsidiaries. Subsequent to December 31, 2005, the Company's ownership position in Archer was diluted to 44.8 percent.

Acquisition and Divestiture of EnglishPractice Inc.

On June 15, 2000, we acquired all of the outstanding shares of EnglishPractice.com Inc., which subsequently changed its name to EnglishPractice Inc. ("EPI"), an online content and services host for English as a Second Language ("ESL") training. EPI was acquired primarily to complement Oztime's education portal business and provide ESL content, with the possibility of EPI independently earning revenues based upon a dotcom business model. We acquired EPI in exchange for $226,000 cash and 250,000 of our common shares. We also agreed to commit up to CDN$1.0 million ("EPI Funding Commitments") in further funding to assist in achieving certain revenue milestones. Of the shares we issued as consideration, 80,000 Zi shares were issued to the EPI founders upon closing and the remainder were escrowed pending achievement of the revenue milestones. Certain of the EPI founders were retained as employees as part of the acquisition.

EPI owns two proprietary software products: (i) The Lesson Manager; and (ii) The Content Generator. The Lesson Manager allows teachers to enter questions and quizzes through a user friendly interface and the Content Generator converts the content entered into Java applications and corresponding HTML pages. EPI had over 570,000 users and over 6 million page views per month at the time of acquisition. EPI's revenue model was based on growing and leveraging its user base to receive revenues from advertising, sponsorship, pay per use, subscription and e-commerce opportunities. This revenue model did not prove to be effective and revenue streams did not develop following the acquisition. We did not believe that EPI would contribute any material revenues to us in the future as a stand alone entity. As a result, EPI content and software products were integrated into Oztime's education portal business.

In December 2000, we and the EPI founders agreed that the EPI revenue milestones required to release the Zi shares held in escrow would not be met. As a result, the purchase agreement was amended to cancel the balance of EPI Funding Commitments, to immediately cancel 85,000 of the escrowed Zi shares, to amend the milestones for release of escrowed shares and to release 45,000 of the escrowed Zi shares over the period from May 30, 2001 to May 30, 2002. The balance of 40,000 escrowed Zi shares (Performance Shares) remaining in escrow were cancelled following the expiry of the escrow period due to the non-fulfilment of the milestones for release of the remaining escrowed shares.

In late 2001, the EPI operations were moved from Calgary to share offices with Oztime in Beijing and EPI's technology and business was integrated into Oztime's business plan. See Item 4 - Information on the Company - B. Business Overview.

Effective as of December 2005, Archer acquired from Zi all of the outstanding shares of EPI, with the purchase price being set at 2,000,000 common voting shares of Archer.

As of December 31, 2005 approximately 53.2 percent of Archer's outstanding shares were owned by Zi or its subsidiaries. Subsequent to December 31, 2005, the Company's ownership position in Archer was diluted to 44.8 percent.

Acquisition of Archer Education Group Inc.

The Company's ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer, a related party. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until after the end of Zi's financial year end (resulting in 44.8 percent ownership of Archer by Zi), Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting, including its results from December 21, 2005 (the date of acquisition) to December 31, 2005 and its assets and liabilities, net of minority interest at December 31, 2005. Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Oztime and EPI, Zi held 24.9 percent of Archer's shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer. Under the sale agreements, Zi received 6,140,000 million shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a $125,000 note receivable related to post closing working capital adjustments. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds. Subsequent to year end, Zi's interest in Archer was diluted to 44.8 percent (as of March 6, 2006). As such, the accounting treatment for Zi's investment in Archer as at March 31, 2006 will reflect Archer as a significantly influenced subsidiary. The Company intends to deconsolidate the results of Archer in the first quarter of 2006 since it no longer absorbs a majority of the entity's expected losses or residual returns, in the case of a Variable Interest Entity ("VIE"), and no longer has the ability to exert control over this subsidiary.

Acquisition of Assets of Decuma AB

On January 26, 2005, Zi Decuma AB, a company incorporated under the laws of Sweden and a wholly owned subsidiary of the Company, acquired substantially all of the assets of handwriting recognition software specialists Decuma AB of Lund, Sweden. As part of the acquisition, the Company acquired certain intellectual property and customer agreements of privately held Decuma AB, as well as assuming certain liabilities of Decuma AB. As part of such acquisition, Zi Decuma AB offered employment to each employee of Decuma AB, on the terms and conditions equal to their employment terms and conditions with Decuma AB. The purchase price was approximately U.S.$1.0 million paid in 146,929 common shares of the Company.

Intellectual Property Litigation

In the course of its operating history, the Company has been involved in several lawsuits, both as a plaintiff and as a defendant, with its largest competitor, Tegic Communications, Inc., which is a subsidiary of AOL ("Tegic"). The following is an overview of these proceedings:

(i) Asian Communications Pty Ltd., and Tegic Communications, Inc. v. Zi Corporation and Zi Corporation of America, Inc. Pursuant to a Complaint for Patent Infringement filed on March 21, 2000 in the United States District Court in and for the Northern District of California, Asian Communications Pty. Ltd. ("Asian Communications") and Tegic alleged that the Company and its affiliate, Zi Corporation of America, Inc. ("Zi America") infringed certain Tegic patents in the United States ( the "Tegic Lawsuit").

As a part of the proceedings, on February 21, 2002, the District Court granted a summary judgment order which held that the Company's then current version 4.5 eZiText product for alphabetic languages did not infringe the Tegic patents in this lawsuit.

On September 4, 2002, the jury in this lawsuit found that certain versions earlier than version 4.5 of the Company's eZiText product (the "U.S. Restricted Versions") infringed Tegic's U.S. patents and awarded Tegic $9 million in damages (the "Damages Award"). At a post-trial hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury's damages verdict and denied the Company's motions to invalidate Tegic's U.S. patents and to set aside the Damages Award.

The Company settled all claims in this lawsuit with AOL by a written settlement agreement dated December 6, 2002. As part of the settlement, a Consent Judgement was entered on December 20, 2002. The settlement in relation to the U.S. Restricted Versions of eZiText prohibits the sale or any use of such products by the Company in the United States only. The sale, use and licensing of such versions of the Company's eZiText product by the Company and its affiliates in countries other than the United States is not affected. The ability of the Company and its affiliates to sell, license and make use of its eZiText product (all current versions) in all countries of the world, including the United States, is not limited or restricted by the settlement.

(ii) Asian Communications Pty. Ltd. and Tegic Communications, Inc. v. Zi Corporation (Hong Kong) Ltd. The Company was served with a Writ of Summons filed on March 30, 2000, by Asian Communications and Tegic in the High Court of the Hong Kong Special Administrative Region Court of First Instance seeking, among other things, a declaration that one of the plaintiffs' patents is valid and that the same has been infringed by Zi. A Statement of Claim dated May 10, 2000 was subsequently served on the Company. We are defending this lawsuit and filed a Defence and Counterclaim. To date, to the best of the Company's knowledge, no further action or proceeding has been undertaken in this lawsuit by either party.

Dispositions and Discontinued Operations

Telecom Technology Corporation Limited

On July 22, 2000, we acquired all of the outstanding shares of Telecom Technology Centre, Limited ("TTC"), a Hong Kong based engineering and design services provider in exchange for $3,208,023 in cash. The acquisition cost was offset in part by TTC's cash position of $1,305,877. As a result of this acquisition, we added over 30 Hong Kong based telecom technology engineers with the ability to develop and produce customized solutions for Bluetooth™ applications, Wireless Access Protocol (WAP) and VoIP.

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

Subsequent to the acquisition, TTC's activities were integrated into our wholly-owned subsidiary, Zi Corporation (H.K.) Limited. As part of this integration, the various business lines of Zi Services (a former business unit of the Company) were narrowed to focus specifically on developing Bluetooth and VoIP technologies.

Due to what we perceived as a lack of market demand for the emerging technologies of Bluetooth and VoIP at that time, the Company closed its Zi Services business unit in December 2002, terminated all employees and liquidated all of the assets of this business unit for proceeds of $220,000.

The Magic Lantern Group of Companies

On March 19, 2002, Zi acquired MagicVision Media Inc. ("MagicVision"), a company formed by the senior management of Magic Lantern Communications Ltd. ("Magic Lantern") and its primary holding, Magic Lantern, together with Magic Lantern's 100 percent interest in Tutorbuddy Inc. ("Tutorbuddy") and 75 percent interest in Sonoptic Technologies Inc. ("Sonoptic") (collectively referred to as the "Lantern Group"). The Government of New Brunswick owns 25 percent of Sonoptic. Zi acquired MagicVision by issuing 100,000 common shares of Zi (35,000 of these shares which were subject to performance escrow based on revenue targets being achieved and have since been cancelled) and paying approximately $1.6 million to subscribe for shares of MagicVision. Of these subscription proceeds, $1.2 million was used to facilitate the senior management buyout by MagicVision of Magic Lantern and its subsidiaries from the previous owners. The remainder of the subscription proceeds were used principally to pay the fees of an advisor retained by MagicVision and to pay a portion of MagicVision's legal fees. The founders and key employees of the Lantern Group were retained at that time.

On November 7, 2002, the Company completed the sale of 55 percent of its interest in the Lantern Group to JKC Group Inc., which at the time was believed to be an arm's-length party. As part of the transaction, JKC Group Inc. changed its corporate name to Magic Lantern Group, Inc. ("MLG"). MLG traded on the AMEX under the ticker symbol "GML". At closing, the Company received a 45 percent equity interest in MLG consisting of 29,750,000 common shares and a three year promissory note in the face amount of $3,000,000. The Company obtained registration rights for its stock in MLG and its stock was registered with the Securities and Exchange Commission for trading. The promissory note was subject to adjustment based upon the financial performance of the Lantern Group for the first year after the sale. As a result of the level of MLG's financial performance during the year subsequent to closing, the face amount of the note was reduced to $2,000,000.

Subsequent to the closing, the Company learned that MLG's then-controlling shareholder, an affiliate of Michael Lauer and several funds known as the Lancer Group, had acquired and owned on an undisclosed basis, what was subsequently disclosed to be a 49.3 percent interest in Zi at that time. See: "Item 4 – Information on the Company – A. History and Development of the Company – Acquisition of Zi Shares by the Lancer Funds". There is no material impact on the financial statements of Zi as a result of the sale of the Lantern Group, to what is now known to be a related party, since no gain was recognized on the disposition of the Lantern Group.

In the fourth quarter of 2004, the Company took an impairment charge with respect to the MLG note as a result of publicly-available financial information about MLG (including the going concern qualification to its financial statements) and, in particular, the failure of MLG to make scheduled interest payments on its indebtedness to Zi.

We have written off the carrying value of our investment in MLG. In February 2006, we received notice that MLG had ceased operations in 2005 and has commenced a voluntarily liquidation and wind down. The Company does not expect to realize any recovery from its investment in MLG.

Acquisition of Zi Shares by the Lancer Funds

In early July of 2003, a U.S. federal judge froze the assets of certain Lancer Funds and appointed an attorney of the law firm of Hunton & Williams, LLP as receiver for Lancer Management Inc., and related entities. The Company reported in its Form 20-F for the year 2001, based on information provided by Lancer, that Lancer and its affiliated companies held or controlled directly or beneficially Zi stock totaling 3,675,100 shares, which represented approximately 9.67 percent ownership in the Company. In the course of preparing the Form 20-F for the year 2002, management of the Company observed what appeared to be a concentration of its shares held at a major brokerage firm. Through its attorneys, Management requested an update from Lancer concerning the level of Lancer ownership in the Company, but despite several requests did not receive a response.

Accordingly, the Company reported in its Form 20-F for 2002, dated May 15, 2003, the same information about Lancer's share ownership in Zi that was disclosed in its 2001 Form 20-F and disclosed in the 2002 Form 20-F that it had been unable to obtain current information regarding Lancer's holdings and that its holdings may be greater or less than reported.

The court appointed receiver (and the party in control with respect to the Lancer Funds under creditor protection; collectively referred to herein as the "Receiver") filed an initial report on September 8, 2003 in the U.S. District Court in Florida, noting, among other things, that numerous substantial investment position discrepancies had been identified in many of the Lancer Funds' holdings. The Receiver remained uncertain of the Lancer Funds' ownership interest in many of those portfolio companies, including the Company. The initial report also disclosed that the Receiver could apply to the court for abatement of its obligation to make regulatory filings with the U.S. Securities and Exchange Commission or other appropriate agencies. The Company offered assistance to the Receiver to determine the extent of the Lancer Funds' holdings in the Company, including the provision of copies of its registered shareholder records and private placement subscription details.

In 2003, a statement of beneficial ownership on Schedule 13D was filed by the Receiver with the SEC. According to the Schedule 13D, the Receiver reported that it owned, through four Lancer entities, 19,407,364 common shares of the Company, or approximately 49 percent of the total issued and outstanding common shares of the Company.

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

On January 11, 2005, the Receiver filed an intention to sell in the aggregate up to 3,363,396 common shares in the ninety days thereafter pursuant to Rule 144 under the U.S. Securities Act of 1933. According to amendments to Schedule 13D, the Receiver sold an aggregate 689,356 shares of Zi during January and February 2005. On February 10, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,875,132 shares of Zi. On March 11, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,674,040 shares of Zi. No shares were sold in March 2005. On April 8, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi. On April 18, 2005 the Receiver filed an intention to sell in the aggregate up to 2,674,040 common shares in the ninety days thereafter pursuant to Rule 144. No shares were sold in April 2005. On May 6, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi. Notwithstanding the Receiver's stated intentions from March to May 2005 to sell shares of Zi, to the best of the Company's knowledge, no shares have been sold by the Receiver since February 2005. As of the most recent filing by the Receiver on July 29, 2005, the Company believes the Receiver currently holds 18,720,508 common shares, representing approximately 40.5 percent of the Corporation's outstanding common shares.

In July 2004, Zi completed a private placement for gross proceeds of CDN $10 million. As a condition of the financing, the Receiver, among others, agreed to a 150 day lock up of its shares. In return for this consideration, the Company agreed, among other things, to appoint one director to the Company's board as a nominee of the Receiver. The Company subsequently appointed Donald Moore to the Board of Directors as the Receiver's nominee.

In 2005, contrary to earlier 13D filings in the United States, wherein the Receiver disclosed, among other things, that it had no plans or proposals that would result in a change to the present Board of Directors or Management of the Company, the Receiver contacted the Company to request certain shareholder information with a view to calling a special meeting of the Company's shareholders, the purpose of which would be to elect a slate of directors proposed by the Receiver.

The Company sought the advice of legal counsel and concluded, among other things, that it could not and would not cooperate with the Receiver in effecting what the Company believed was an unlawful takeover of the Company. In its filings to the Court of Queen's Bench of Alberta (the "Alberta Court"), the Company cited Lancer's failure to comply with Alberta laws regarding takeover bids. The Alberta Court issued an interim order that, among other things, prohibited the Receiver from requisitioning a shareholders' meeting. The Receiver brought a motion to contest the Alberta Court's jurisdiction and to seek to have all related matters dealt with in a Florida Court. The Alberta Court, in a decision dated January 31, 2006, denied the Receiver's application to change venue, citing the Alberta Court as the proper forum to consider matters under the Business Corporations Act (Alberta) ("ABCA") and the Securities Act (Alberta) and refused to set aside its interim order against the Receiver. The Receiver has appealed the January 31, 2006 order and such appeal has not yet been heard.

The Company brought a companion proceeding before the ASC on December 5, 2005, seeking among other things an order requiring the Receiver to either dispose of the Lancer Funds' Zi shares or make a lawful takeover bid to all of Zi's shareholders. On March 16, 2006, the ASC dismissed a motion by the Receiver to stay or dismiss the ASC proceedings. The ASC set a hearing date of July 17, 2006 to hear Zi's application for relief against the Receiver.

Separately, the Receiver has instituted a contempt of court hearing before the U.S. District Court for the Southern District of Florida (the "Florida Court") claiming that the Company's filing before the Alberta Court violated a case management order which mandated that all proceedings against the receiver be brought in the Florida Court. The Company was not a party to any previous proceeding before the Florida Court and has argued that it is not subject to the case management order. The judge in the Florida Court has referred the matter to a magistrate judge for consideration.

Zi had previously agreed to a U.S. venue for resolving certain contractual issues with the Receiver and the Alberta Court acknowledged that such agreement does not affect the Alberta Court's ability to rule on matters under the ABCA and Alberta securities laws.

In February 2006, Donald Moore, a director of the Company nominated by the Receiver, brought an action against the Company and Michael Lobsinger, Chairman, President and CEO of the Company, under the ABCA, claiming that the Corporation had failed to make certain records available to him as required by the ABCA and had denied him access to other records that he believed to be entitled to under the ABCA. The Company and Mr. Lobsinger intend to vigorously defend themselves against Mr. Moore's actions.

Principal Capital Expenditures and Divestiture

During the years ended December 31, 2002, 2003, 2004, 2005, and up to February 28, 2006 our principal capital expenditures were as follows:

		Amount of Expenditure (Divestiture)
		To
		February
Description of Expenditure		28, 2006	2005	2004		2003	2002
Capitalized Software Development

Costs		$135,723	$930,264	$1,661,974		$237,618	$4,52,573
Acquisition of Archer	$	Nil	581,638	Nil		Nil	Nil
Acquisition of Decuma	$	Nil	1,456,602	Nil		Nil	Nil
Acquisition of Magic Lantern		Nil	Nil	Nil	$	Nil	1,600,627
Computer & office equipment		$28,019	$258,485	$178,258		$133,297	$922,171

During the years ended December 31, 2002, 2003, 2004, 2005 and up to March 23, 2006 the Company did not have any significant capital divestitures other than the disposition in 2002 of the Magic Lantern Group of Companies as previously described and its accumulated capital investment of $2,220,687.

In January 2005, the Company acquired the assets of Decuma AB for approximately U.S.$1.0 million, including fees and expenses. In the remainder of 2006 the Company's planned principal capital expenditures will be software development costs. The Company expects these expenditures will be incurred primarily in Canada and Sweden. See Item 18 - Financial Statements - Note 3 for a detailed description of the acquisitions. These planned capital expenditures will be financed through existing cash reserves.

B. Business overview.

Zi in General

The business of our Company is organized as follows.

The principal business unit of the Company is the Zi Technology business unit in which our core eZiText and Decuma business is carried on. Our core technology product, eZiText, and its companion application, eZiTap, are predictive text input solutions that predict words and/or phrases for use in messaging and other text applications in 54 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing. In January 2005, we acquired the assets of handwriting recognition software specialists Decuma AB. In February 2005 we announced a new product, Qix, an application interface that provides users with a quick and easy method for accessing and discovering a mobile device's full set of features, applications and services without having to remember where and how to find them via the device's built-in menu structure. Qix intuitively accesses information directly from the idle screen used for dialing on the standard keypad. Qix significantly reduces the number of key presses needed to use a mobile device and eliminates the need to scroll through complex menu systems.

Zi Technology Business Unit

Description of eZiText and eZiTap

Although eZiText can be used in 54 written languages, it was initially developed in an effort to resolve the problem of inputting ideographic-based languages, such as Chinese, into a computer or other electronic device with an alphanumeric keyboard. The following example illustrates how eZiText Chinese is applied to resolve this challenge and illustrates how the principles of eZiText Chinese can also be applied to alphabet-based languages.

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

Each time a key representing a stroke is pressed, eZiText Chinese makes an analysis which predicts the character the user is entering. On the first stroke key press the analysis is based on the frequency of use of individual characters. But as more strokes are entered and more characters are selected, the algorithm becomes more sophisticated, giving a user subsequent or associated characters on the basis of meaning, style and syntax in addition to frequency of use. The most likely choice appears under the cursor for immediate selection. While the average number of strokes required to draw a Chinese character is approximately 14, eZiText Chinese algorithms allow Chinese text to be entered with generally fewer than 3 key strokes per character. Furthermore, eZiText Chinese goes beyond single character completion, offering predictive word completion (as some Chinese words consist of more than one character) and even phrase completion.

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

Because of the structures of alphabetic languages, eZiText for Latin-based languages does not attempt to offer candidates to the user at the first alphabetic key press unless the entered key is a valid single letter word such as 'a' or 'I' in English. Instead, eZiText waits until a second keypress is made whereupon candidates are offered which are of significantly better quality than otherwise seen. This is an implementation more suited to the way that a typical user interacts with the display of the device.

eZiText can now be used in the following languages: Afrikaans, Arabic, Bengali, Bulgarian, Chinese (PRC, Hong Kong and Taiwan), Croatian, Czech, Danish, Dutch, English (British, American and Asian), Estonian, Farsi, Finnish, French (European and Canadian), German, Greek, Gujarati, Hebrew, Hindi, Hungarian, Icelandic, Indonesian, Italian, Japanese, Korean, Latvian, Lithuanian, Malay, Norwegian, Polish, Portuguese (European and Brazilian), Punjabi, Romanian, Russian, Serbian, Slovak, Slovenian, Spanish (European and Latin American), Swahili, Swedish, Tagalog, Tamil, Thai, Turkish, Ukrainian, Urdu and Vietnamese.

eZiTap is a predictive multi-tap solution similar in function to eZiText, with the key difference being that each character is deterministically established by the user by tapping the keys, rather than having the particular characters predicted for the user. Like eZiText, eZiTap predicts words based upon the characters entered by the user.

Our software technology is incorporated by reference design and chipset providers, total solution providers, operating system developers, hardware manufacturers and other businesses into their respective electronic, wireless and computer devices, providing end users with a device that is language-enabled for text-entry. eZiText and eZiTap technology are distributed through licensing agreements.

From time to time, Zi releases new versions of eZiText and eZiTap to deliver additional benefits to the user, device manufacturer and network operator. For the user, new features deliver increased text input speed and more opportunities for personalized text entry. For a device manufacturer, additional memory efficiencies, software enhancements and new man-machine interface (MMI) capabilities support learning and prediction with less memory. For a network operator, improved text entry speed and capabilities promote more utilization of services such as short messaging, multi-media messaging, web-browsing and more.

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

Moreover, Zi made significant progress in its integration of core products and the development of solutions for Smart Phone platforms, a major growth segment of the wireless device market. The Company has developed Input Method Editors ("IMEs") for eZiText and eZiTap for the Microsoft Windows Mobile platform and eZiText and eZiTap Front End Processors ("FEPs") for Symbian S60 and Palm-based smart phones. These solutions enable OEMs easy access to Zi's core products on leading smart phone platforms.

In 2002, Zi announced its initial development of a network-based platform that enables the integration of wireless communication devices with the network called eZiNet.

We believe the eZiNet product category and related concepts continue to provide a visionary, forward-looking perspective for new products, resulting in incremental spin-offs such as Qix and a downloadable version of eZiTap for the Sony Ericsson P800 and P900 smart phones. Accordingly, the Company believes that it has the tools to extend its distribution potential for its text entry products. Distribution of certain versions of Zi's software over the Internet using reputable third party distributors, such as Handango, allow end-users of handsets to download Zi products and provide direct payment online.

In 2006, Zi announced its development of a predictive text solution for keyboards called eZiType. This solution offers the predictive word capabilities similar to eZiText and eZiTap, with the added benefit of auto-correction when users misspell or accidentally press the wrong character. The solution is made for physical and virtual keyboards and currently applies to alphabetic based languages.

Licensing of eZiText

As of March 23, 2006, Zi has entered into licenses with more than 100 licensees who are in many cases original equipment manufacturers that embed eZiText into their respective products. These licensees include among others, cellular phone manufacturers, set-top box manufacturers and game manufacturers.

To the best of our knowledge, approximately 57 licensees have completed implementation of eZiText to date on at least one of their respective products. The majority of our revenues are derived from licensing agreements. In addition to licensing of our technology, we have also entered into various strategic alliances to expand the reach of our technology. In 2005, we derived approximately 94 percent of our total revenue from eZiText licensing fees and royalties. The majority of our eZiText customers are OEMs for cellular telephones. The majority of licensees pay us, among other fees, a royalty fee. The royalty amount varies from customer to customer and may vary in accordance with unit volumes produced by the licensee. Since cellular phones are consumer products, our revenues are subject to seasonality associated with cellular phone sales and are highly dependent on the market presence, marketing prowess, manufacturing and distribution capabilities of the OEMs, and consumer acceptance and demand for our licensees' finished cellular telephone product. In the year ended December 31, 2005, two customers, Kyocera Corporation and Nokia Corporation, accounted for 31 percent of our total revenue.

Description of Qix

In February 2005 at the annual 3GSM conference in Cannes, France, the Company launched its new Qix application interface that sits on top of user-platform environments and operating systems. Qix provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via a phone's built-in menu structure. Qix intuitively accesses a phone's features directly from the idle/dialing screen using the standard keypad. As part of its go-to-market program, Virgin Mobile UK has been involved in market trials of Qix, with a view to determining the carrier's incremental average revenue per user ("ARPU") as it relates to those subscribers utilizing Qix. Preliminary results were encouraging in 2005 and the market trials have been extended. Zi believes that mobile operators are the target customer for Qix and is in discussions with several mobile operators regarding the use of Qix.

Description of Decuma Handwriting Recognition Solutions

In January 2005 we acquired the assets of Decuma AB of Lund, Sweden. Decuma's handwriting recognition solutions consist of Decuma Alphabetic, Decuma Japanese and Decuma Chinese.

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

Decuma Alphabetic currently supports Afrikaans, Albanian, Croatian, Czech, Danish, Dutch, English, Estonian, Finnish, French, German, Hungarian, Icelandic, Indonesian, Irish, Italian, Latvian, Lithuanian, Luxembourgish, Norwegian, Polish, Portuguese, Romanian, Serbian, Slovak, Slovenian, Spanish, Swahili, Swedish, Tagalog, and Turkish.

The Decuma Japanese handwriting recognition application allows for input of both Kanji and Kana characters. It also supports input of handwritten Latin letters, numerics, and punctuation. The input method is compliant with standard conversion applications.

Decuma's Chinese handwriting recognition software handles natural variations in Chinese writing: printed, semi-cursive and common cursive styles. The Company believes that the recognition engine has the smallest memory footprint on the market, requiring 30 percent less memory compared to others. The Decuma Chinese input method supports word-by-word input and mimics the natural writing process. In mainland China and Singapore, a simplified form of the traditional Chinese characters is employed, where nearly 7,000 characters are used instead of the traditional Chinese character set which contains around 13,000 characters. Traditional characters are used in Taiwan and Hong Kong and there are also some Hong Kong- and Shanghai-specific characters. Decuma's recognition software includes databases for both simplified and traditional Chinese, as well as the region-specific characters.

In Chinese writing, numbers and Latin alphabetic characters are regularly used. Using the Decuma Chinese input method, Chinese and Latin characters, as well as numbers, are conveniently written in the same input boxes. Punctuation symbols can also be written without switching to any special input mode. This greatly facilitates the writing process and mimics the natural Chinese writing style.

The software is compatible both with most Palm OS 5 devices with a high resolution display, and all Pocket PC devices. It has been tested on several of them including Compaq iPaq 3600/3700/3800, HP Jornada, Fujitsu-Siemens Pocket Loox and Toshiba Genio 5500. In March 2005 the general availability of Decuma Alphabetic software was announced for the Sony Ericsson P800/900/910 series of smartphones. In October, 2005, the Company announced that it has signed a licensing agreement with Nintendo Co., Ltd. Under the agreement, Nintendo DS developers can employ Zi's Decuma® Handwriting Recognition technology while creating software for the Nintendo DS handheld video game system.

In February of 2006, the Company announced the fusion of the Decuma Handwriting Recognition technology and predictive text. This combines the word prediction capabilities of eZiText / eZiTap in conjunction with handwriting recognition.

Investment in Archer Education Group Inc.

As of the date of this Report, the Company is a 44.8 percent owner of Archer Education Group Inc., an international education company. Through a combination of electronically delivered instruction, the interactive nature of the Inter/Intranet, and traditional classroom "bricks and mortar" learning, Archer Education Group intends to provide a blended form of personal and organizational teaching and learning to those parts of the world where there is greatest need and demand for education and training.

Archer Education and Oztime currently consist of online learning, and five bricks and mortar schools.

Capitalizing on the synergies between the bricks and mortar schools and Oztime, Archer Education Group believes it has the capabilities to: develop and localize course content; deliver via the Internet already developed courseware for students from kindergarten through to the twelfth grade; deliver a complete course curriculum and grant diplomas in both Canada and China electronically and through bricks and mortar classroom; provide blended, customized leadership and management training to the corporate world and governments, delivered both within the classroom and via corporate Intranets; offer ESL to corporate, government, and educational clients; and sell or license its Learning Management System, which consists of sophisticated software that automates the learning process via the Internet (course delivery, discussion groups, administrative tasks, testing).

Oztime sells and supports two suites of products:

  Enterprise software used by corporations and academic institutions for tracking and managing e-Learning (Learning Management System); and
  Courseware in both customized and standard format.

Customized courseware is the building of e-Learning courses that have been adapted from a client's existing training material (usually offline). Standard courseware is e-Learning courses that have been built for a general audience and cover a subject area with a strong demand that is not or cannot be met by traditional classrooms, such as ESL.

Geographic Segments

The table below summarizes the Company's revenues by activity and geographic market for the last three fiscal years:

		Revenue
		License and
		implementation	Software and
		fees	other	Total
2005	Canada(1)	4,175,334	45,717	4,221,051
	China(2	5,019,599	724,753	5,744,352
	USA(3)	1,021,769	—	1,021,769
	Sweden(4)	397,341	—	397,341
	Total	10,614,043	770,470	11,384,513

2004	Canada(1)	$5,884,396	$8,120 $	5,892,516
	China(2)	5,207,579	496,093	5,703,672
	USA(3)	1,806,863	—	1,806,863
	Total	$12,898,838	$504,213 $	13,403,051

2003	Canada(1)	$3,731,859	$13,982 $	3,745,841
	China(2)	3,378,770	670,088	4,048,858
	USA(3)	2,808,369	—	2,808,369
	Total	$9,918,998	$684,070 $	10,603,068

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

(4) The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Decuma AB are in Asia and Europe.

C. Organizational Structure

Unless otherwise indicated, Zi, or one or more of its subsidiaries, owns 100 percent of the outstanding shares of the subsidiary.

Name of Subsidiary	Country of Incorporation
Multi-Corp International Ltd.	Barbados
Zi Corporation of Canada, Inc.	Canada
Zi Corporation of America, Inc.	USA
Asia Translation & Telecommunications Limited	Hong Kong
Zi Corporation (H.K.) Limited	Hong Kong
Huayu Zi Software Technology Limited.(1)	Hong Kong
Huayu Zi Software Technology (Beijing) Co., Ltd.(2)	China
845162 Alberta Ltd.	Canada
Zi Oztime Corporation Ltd.	Bermuda
Zi (Bermuda) Corporation Ltd.	Bermuda
Zi Technology Corporation Ltd.	Bermuda
Telecom Technology Corporation Limited	Hong Kong
Magic Lantern Group, Inc.(3)	USA
Zi Decuma AB	Sweden
Archer Education Group, Inc.(4)	Canada
Zi Software Technology (Beijing) Co., Ltd.	China
Beijing Oztime Education & Network Technology Co. Ltd.(5)	China
English Practice Inc. (5)	Canada
Diamond Institute of Business and Computer Technology Inc. (5)	Canada
Toronto College of Diamond Institute of Business and Technology Inc. (5)	Canada
Canadian International College of Business and English Inc. (5)	Canada
Languages International (Toronto) Inc. (5)	Canada
The Language Circle Inc. (5)	Canada
Winfield College Inc. (5)	Canada
Toronto Learning Academy Inc. (5)	Canada
TMBJ Holdings Ltd. (5)	Canada
Winfield Holdings International Ltd. (5)	Canada
Winfield College - Czech s.r.o. (5)	Czech Republic

Notes:

(1) Zi Corporation (H.K.) Limited holds eighty-five percent (85%) of Huayu Zi Software Technology Limited. The balance of fifteen percent (15%) is held by China Huayu (Hong Kong) Limited, a third party investor.

(2) Huayu Zi Software Technology (Beijing) Co., Ltd., is wholly owned by Huayu Zi Software Technology Limited.

(3) Zi Corporation holds forty percent (40%) of Magic Lantern Group, Inc.

(4) Asia Translation and Telecommunications Limited holds twenty-two point nine percent (22.9%) of Archer Education Inc. and Zi Corporation (Alberta-Canada) holds twenty-one point nine percent (21.9%) of Archer Education Inc.

(5) Wholly owned subsidiary of Archer Education Group Inc.

D. Property, plants and equipment.

Our current facilities include administrative and sales offices, and engineering offices. The table below describes our material properties:

Approximate square
Location	Purpose	Owned or leased	footage
Calgary, Alberta	Corporate head office and engineering office	Lease expires June 30, 2007	13,348 sq ft
Walnut Creek, California(1)	North American sales office	Rental license	300 sq ft
Hong Kong, SAR	Asia Pacific sales and engineering office	Lease expires December 31, 2006	1,835 sq ft
Beijing, PRC	PRC sales and engineering office	Lease expires February 28, 2008	4,252 sq ft
Beijing, PRC	Oztime office	Lease expires October 14, 2006	8,138 sq ft
Lund, Sweden	Corporate head office and engineering office for Decuma	Lease expires June 30, 2007	4,237 sq ft
Toronto, Ontario	Toronto Learning Academy	Lease expires June 30, 2007	7,600 sq ft
Toronto, Ontario	Languages International (Toronto) Inc.	Lease expires May 31, 2007	5,726 sq ft
Hamilton, Ontario	The Language Circle	Lease expires June 30, 2010	4,340 sq ft
Vancouver, British Columbia	Winfield College	Lease expires July 31, 2007	8,832 sq ft

Note:

(1) License entered into as of January 1, 2004 and renews automatically every three months.

We believe our facilities are adequate for our operations and have no plans to add facilities during the remainder of 2006.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with U.S. GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2003 through the fiscal year ended December 31, 2005, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Operating and Financial Review and Prospects" and "Item 18 - Financial Statements".

For the years ended December 31 (thousands except per share amounts)	2005	2004	2003
Revenue	$11,385	$13,403	$10,603

Gross margin	$10,780	$12,931	$10,168

Net loss	$(5,317)	$(2,388)	$(2,931)

Total assets	$22,405	$21,699	$10,686

Net loss per share - basic and diluted	$(0.12)	$(0.06) $	$(0.08)

Outstanding shares, weighted average	46,153	41,373	$38,720

Outstanding shares, end of period	46,273	45,225	$39,372

A. Operating results.

All dollar amounts are in U.S. dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company's financial statements and notes.

Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi's product innovations are available on mobile phones, PDA's, gaming devices and set-top boxes. Zi solutions are designed to improve the usability of these devices and the content and applications on them.

The Company provides device manufacturers and network operators with a range of intuitive and easy-to-use solutions that include: its new eZiType™ predictive keyboard with auto-correction; eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry; Decuma® for natural handwriting, which now includes prediction technology, and; Qix™ a content and application search solution designed to enhance the user experience and drive client and network service usage and adoption. Zi's product portfolio now includes 54 language databases, representing languages spoken and written by two thirds of the world's population.

Zi's customer and alliance base is extensive and continually growing with cellular handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, Samsung, and Kyocera.

With an expanded portfolio of products, Zi is capable of making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi entered into important licensing arrangements in 2005, including Sony Ericsson for its smartphone offering and Motorola for the Company's Decuma product on Japanese handsets. The Company's newly developed Qix is currently expanding into the second phase of its first market trial project with Virgin Mobile U.K. Zi has also expanded into the gaming market through a licensing agreement with Nintendo.

Zi's core product, eZiText, is now pre-integrated on all major mobile operating systems and platform providers for smart phones including: S60, Symbian, Microsoft, Palm and Brew. Qix is integrated with S60 and UIQ platforms.

The buyers of handsets continue to exert pressure on the manufacturers of handsets to produce lower cost products. In response to this market factor, the handset manufacturing industry has, among other things, undergone consolidation and attrition and gains in market share have generally moved in favor of the largest manufacturers. Zi has continued to increase its penetration into the largest manufacturers.

The financial results presented by the Company for 2005 reflect many of the market factors discussed herein.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

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

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 2 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

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

Revenues from Oztime product contracts and consulting and engineering services are recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer's colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student's tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Stock-Based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 9 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Operating Results

Net Loss

In 2005, the Company's net loss widened to $5.3 million or $0.12 per share compared to $2.4 million or $0.06 per share in the previous year.

Total revenue for 2005 was $11.4 million, a decrease of 15 percent or $2.0 million over 2004. The Company believes that significant shifts are occurring within the mobile phone market. Consolidation of OEM's and ODM's, together with certain participants exiting the industry altogether, are resulting in the major OEM's gaining greater global market share, largely at the expense of other industry participants. Historically, Zi's customers have been predominantly smaller, Asia-based OEM's.

Revenue from Zi Technology and its text input applications was $10.6 million compared to $12.9 million for 2004. The decline in revenue is due principally to the decline in revenue from mid-sized accounts and non-recurring professional services revenue. Other product revenue from e-Learning was $0.8 million for 2005 compared to $0.5 million a year ago. In 2005, Zi earned royalties from 72 eZiText licensees compared to 57 in the same period a year earlier.

Included in the 2005 reported loss is a $1.4 million gain on settlement of litigation against former legal counsel and $250,000 related to the impairment of a note receivable from MLG, a 40 percent owned affiliate of the company which ceased operations in July 2005. The 2005 net loss also reflects higher legal fees and research and development costs, as discussed in this Item 5. "Operating and Financial Review and Prospects".

In 2004, the net loss was $2.4 million or $0.06 per share compared to $2.9 million or $0.08 per share in the previous year. Included in the 2004 reported loss is $2.0 million related to the impairment of a note receivable from MLG, and $1.4 million related to non-cash compensation expense pertaining to the issuance of RSU's to a senior officer and non-employee stock options. Excluding the $2.0 million impairment of the MLG note receivable as described in note 3, "Acquisitions and Dispositions" to the Company's consolidated financial statements for the year ended December 31, 2004 and the $1.4 million non-cash compensation expense, the Company would have recorded a profit for 2004 of approximately $1 million. This is a non-GAAP measure which management believes is a useful measure of performance because the impairment charge is a non-recurring item and non-cash compensation expense was significantly affected by a large and relatively infrequent grant of RSU's, rather than reflective of the operations of the Company.

The increase in net loss of $7.5 million in 2005 over 2004, on a similar non-GAAP basis, was due to: lower revenue of $2.0 million and a lower gross margin of $2.2 million; increase in product research & development expense of $1.9 million (as a result of an acquired business and lower levels of capitalization of product development costs); increased legal and litigation of $0.8 million, much of which is related to, as discussed later, the University of Texas action against manufacturers of cell phones, and a major shareholder's activism; increased depreciation and amortization of $0.2 million; a tax provision related to a Chinese subsidiary of $0.7 million; and an increase in selling, general & administration costs ("SG&A") of $1.9 million (reflecting the RSU and non-employee compensation expense discussed above) offset by an increase in interest income and other items of $0.3 million.

During 2004, the continued growth of Zi's customer base and the increase in licensees' products delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

Included in the 2004 reported loss is $2.0 million related to the impairment of a note receivable from MLG and $1.4 million related to non-cash compensation expense pertaining to the issuance of RSU's to a senior officer and non-employee stock options. Excluding the $2.0 million impairment of the MLG note receivable as described in note 3, "Acquisitions and Dispositions", to the Company's consolidated financial statements for the year ended December 31, 2004 and the $1.4 million non-cash compensation expense, the Company would have recorded a profit for 2004 of approximately $1 million, a $3.4 million improvement compared to 2003 on a similar basis. This is a non-GAAP measure which management believes is a useful measure of performance because the impairment charge is a non-recurring item and non-cash compensation expense was significantly affected by a large and infrequent grant of RSU's, rather than reflective of the operations of the Company. The results of 2003 include $516,000 of non-cash compensation expense.

The reduced net loss of $3.4 million (non-GAAP as discussed above) in 2004 from 2003 was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and controlling SG&A. Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004. For 2004, the loss by segment and principal item was: $4.3 million operating profit from the Zi Technology business segment; $2.7 million operating loss from the e-Learning business segment, and; a $4.0 million in operating loss for other corporate costs.

In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. During 2003, continued growth of Zi's customer base and the increase in licensees' models delivered to market resulted in an increase in revenue from our core technology business of 53 percent to $9.9 million over 2002 revenue of $6.5 million. Revenue from all segments increased 26 percent to $10.6 million from $8.4 million in 2002. Excluding 2002 revenue from Magic Lantern of $1.6 million, which was sold in November 2002, the year over year increase is $3.8 million or 56 percent. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Other contributing factors to the year over year decrease in the net loss were the absence of discontinued business segments and write offs associated with impairment of intangible assets and reducing litigation and judgment settlement costs as experienced in 2002. For 2003, the loss by segment and principal item was: $1.9 million operating profit from the Zi Technology business segment; $0.8 million operating loss from the e-Learning business segment, and; a $3.4 million in operating loss for other corporate costs.

Revenue

Total revenue for 2005 was $11.4 million, a decrease of 15 percent or $2.0 million over 2004. Revenue from Zi Technology and its text input applications was $10.6 million compared to $12.9 million for 2004. The decline in revenue is due principally to year over year declines in license revenue from mid-sized accounts and non-recurring professional services revenue. Other product revenue from e-Learning was $0.8 million for 2005 compared to $0.5 million a year ago.

In 2005, Zi earned royalties from 72 eZiText licensees compared to 57 in the same period a year earlier. During 2005, 196 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2005 to 1,000 compared to 804 a year earlier. The Company has increased its market penetration and is reducing its concentration in the Asian market through new devices introduced by Zi's customers into the North American and European markets.

During 2004, the continued growth of Zi's customer base and the increase in licensees' products delivered to market resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase was primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

License and implementation fees reflect royalties earned from 57 eZiText licensees in 2004, compared to 45 licensees in the same period a year earlier. During 2004, 406 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2004 to 804 compared to 398 a year earlier. The Company increased its market penetration and reduced its concentration in the Asian market through new devices introduced by Zi's customers into the North American and European markets.

During 2003, continued growth of Zi's customer base and the increase in licensees' models delivered to market resulted in an increase in revenue from our core technology business of 53 percent to $9.9 million over 2002 revenue of $6.5 million. Revenue from all segments increased 26 percent to $10.6 million from $8.4 million in 2002. Excluding 2002 revenue from Magic Lantern of $1.6 million, which was sold in November 2002, the year over year increase is $3.8 million or 56 percent. The increase was primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

In 2003, revenue rose $2.2 million to $10.6 million or 26 percent over 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003, or 53 percent over 2002. Other product revenue of $0.7 million relates to our e-Learning business segment and decreased by $1.3 million compared to 2002 due primarily to the sale of Magic Lantern in November 2002. Adjusting 2002 other product revenue to exclude $1.6 million related to Magic Lantern, other product revenue rose $0.4 million or 118 percent to $0.7 million in 2003. This increase is attributable to an increase in Oztime revenue.

License and implementation fees reflect royalties earned from 45 eZiText licensees in 2003, compared to 30 licensees in the same period a year earlier. During 2003, 182 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2003 to 398 compared to 216 a year earlier.

Cost of Sales & Gross Margin

Gross margin on revenue was $10.8 million for 2005, a decrease of 17 percent from last year's level of $12.9 million. Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue, gross margin for 2005 decreased slightly to 95 percent of revenue compared to 97 percent in the same period of the prior year. Gross margin from license and implementations fees in 2005 remained constant at 97 percent of revenue as compared to 2004.

In 2004, gross margin increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. As a percentage of revenue gross margin increased to 97 percent from 96 percent in 2003. Gross margin from license and implementations fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. This is due to the fact that in both years more of the revenue was royalty based than services based.

In 2003, gross margin increased $2.8 million to $10.2 million, or 38 percent over the 2002 level. As a percentage of revenue, gross margin increased to 96 percent from 87 percent in 2002. Gross margin from license and implementations fees in 2003 remained unchanged at 96 percent of revenue from 2002.

Selling, General and Administrative Expenses

SG&A increased $0.6 million or six percent to $9.9 million in 2005 over 2004. SG&A includes costs associated with operations of the recently acquired Decuma Handwriting Recognition technology, costs associated with Sarbanes-Oxley Act ("SOX") and other compliance work and realized foreign exchange losses. Offsetting these increases over 2004 was the absence of $1.4 million of RSU and non-employee stock option costs incurred in 2004.

SG&A increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. The primary reason for the increase was non-cash compensation expense related to the issuance RSU's and non-employee stock options of $1.4 million.

SG&A decreased $3.2 million or 28 percent to $8.2 million in 2003 over 2002. The decrease is principally attributable to the reduction of $2.1 million as a result of the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

Legal

Legal costs for 2005 increased $0.8 million to $1.7 million compared to 2004. Legal costs increased, in part, due to defense costs related to the University of Texas action against certain of the Company's clients and a major shareholder's activism. As discussed later, the Board of Regents of the University of Texas System filed proceedings against numerous manufacturers of cell phones (of whom two of the remaining defendants are or were customers of Zi in the United States) alleging that use of their products infringed a now expired U.S. patent. As well, during 2005 a significant shareholder of the Company commenced actions to appoint its nominees to the Board of Directors of the Company, using shares that were allegedly illegally acquired and not in accordance with Alberta law or regulatory rules. Legal costs for 2004 decreased $0.1 million to $0.8 million compared to 2003. The Company continued to incur costs related to ongoing patent related work and costs related to corporate securities continuous reporting requirements.

Legal costs for 2003 decreased $6.6 million to $0.9 million compared to 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements.

Product Research and Development Expense

In 2005, product research and development expense increased $1.9 million to $4.2 million, compared to 2004. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased by $1.2 million to $5.2 million, reflecting investment in new product features and enhancements to software language databases, and costs associated with the newly acquired Decuma Handwriting Recognition technology. In 2005, the Company capitalized $0.9 million of software development costs compared to $1.7 million for the same period in 2004. The costs capitalized during these periods were related principally to software development to develop new and improved language database software.

Product research and development expense increased to $2.4 million in 2004 from $2.1 million in 2003. Product research and development costs relate to, among other things, the development of new but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale. In the year, gross expenditures on product development increased by $1.7 million to $4.0 million reflecting the Company's focused efforts on developing language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

Product research and development expense decreased to $2.1 million in 2003 from $2.8 million in 2002. Product research and development costs relate to the development of new, but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale. In the year, gross expenditures on product development decreased by $0.9 million to $2.3 million. In 2003, the Company capitalized $0.2 million in software development costs as compared to $0.5 million in 2002.

Depreciation and Amortization

Depreciation and amortization increased in 2005 by $0.2 million to $1.1 million, compared to $0.9 million in 2004. The increase in depreciation and amortization was due to increased levels of unamortized software development costs. Depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

Depreciation and amortization decreased in 2004 by $0.5 million to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements.

Depreciation and amortization decreased in 2003 by $0.8 million to $1.4 million from $2.2 million in 2002. The decrease is due to the lower remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements.

Impairment of Note Receivable

In April 2005, upon representation by MLG that it was pursuing strategic alternatives to address its difficulties, the Company advanced $250,000 to MLG under a secured loan agreement. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114, "Accounting by Creditors for Impairment of Loan", using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was therefore provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the decision of Zi's Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note has not been accrued but will be recognized only upon payment by MLG of such interest.

MLG ceased operations in July 2005, later citing a substantial slowdown in operations, an inability to raise sufficient capital and successfully market the company's product line. MLG has commenced voluntary liquidation and wind down procedures. The Company does not expect to recover any funds from this process and had previously provided for impairment of amounts due from MLG.

At December 31, 2004, the Company evaluated the $2.0 million note receivable for impairment and determined that subject to SFAS No. 114, "Accounting by Creditors for Impairment of Loan", using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to those factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note has not been accrued but will be recognized only upon payment by MLG of such interest.

Interest and Other Income

Interest and other income increased to $0.4 million in 2005 from $0.1 million in 2004 as the Company maintained its cash position throughout 2005 and ended the year with $12.2 million as compared to a cash position of $12.9 million at December 31, 2004. The Company completed a CDN$10 million private placement in July 2004 and previous to that held minimal cash. The Company used cash in the amount of $1.1 million in 2005.

Interest and other income increased to $0.1 million in 2004 from $23,483 in 2003 as the Company's cash position improved from minimal cash and periods of indebtedness throughout most of 2003 to a cash position of $12.9 million at December 31, 2004. The Company completed a CDN$10 million private placement in July 2004 and generated positive cash inflow for the year of $0.9 million.

The reduction in interest income to $23,483 in 2003 from $0.2 million in 2002 is due to the Company's overall indebtedness throughout most of 2003. Cash resources were used to meet ongoing operating cash usage requirements and to repay outstanding debt obligations.

Interest Expense

Other interest expense and interest on long-term debt for 2005 remained relatively unchanged compared to 2005. Interest on long-term debt relates to interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

Other interest expense decreased $0.6 million to $30,839 reflecting repayment of the $1.0 million demand credit facility in July 2004 from the proceeds of a private placement. In 2003, other interest expense included interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt in 2004 represents interest on capital lease obligations. Other interest expense increased $0.5 million to $0.6 million reflecting interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt in 2003 represents interest on capital lease obligations.

Income Tax Expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2005, 2004 and 2003, Zi incurred losses for tax purposes, except as discussed below for a Chinese subsidiary, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the deferred tax assets of $18.3 million is reflected in the consolidated financial statements.

Zi has aggregate tax loss carryforwards of approximately $72.0 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

According to PRC tax law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following 3 years. Our Zi Technology subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") has been categorized as a productive-type FIE in all its PRC statutory filings, including in its routine filings to tax authorities. As a result, the Company had not accrued income tax related to 2004 and the first quarter of 2005 even though tax losses from previous tax years had expired.

Recently, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi have resulted in decreases in its current research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As confirmed in December 2005 by the PRC tax authorities, Huayu Zi no longer qualifies as a productive type FIE and is not eligible for the tax holidays and tax reductions. In 2005, Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included in the current periods income tax expense $131,113 related to the 2004 tax year and $556,402 related to the 2005 tax year and is seeking a resolution to the matter for the future.

Net Loss

Zi's net loss increased to $5.3 million in 2005 from $2.4 million in 2004. The increase in the net loss of $2.9 million was due to:

  $0.2 million increase in depreciation and amortization;
  $2.2 million decrease in gross margin;
  $0.6 million increase in SG&A;
  $0.8 million increase in legal;
  $1.9 million increase in product research and development expense, and;
  $0.7 million increase in income taxes, offset by;
  $0.1 million decrease in interest expense;
  $1.8 million decrease in impairment of note receivable;
  $1.4 million of gain on settlement of litigation, and;
  $0.2 million increase in interest and other income.

Zi's net loss decreased to $2.4 million in 2004 from $2.9 million in 2003. The decrease in the net loss of $0.5 million was due to:

  $0.5 million decrease in depreciation and amortization;
  $0.5 million decrease in interest expense;
  $0.1 million increase in interest and other income, and;
  $2.8 million increase in gross margin, offset by;
  $1.1 million increase in SG&A;
  $0.3 million increase in product research and development expense, and;
  $2.0 million impairment of note receivable.

Zi's net loss decreased to $2.9 million in 2003 from $19.5 million in 2002. The decrease in loss of $16.6 million was due to:

  $3.2 million increase in SG&A costs;
  $0.7 million increase in product research and development expense;
  $6.6 million decrease related to legal expenditures;
  $0.9 million increase in depreciation and amortization;
  $1.3 million decrease due to no impairment of goodwill charge;
  $1.5 million decrease due to no impairment of intangible assets charge;
  $0.2 million decrease due to no loss from equity of significantly influenced company, and;
  $2.8 million increase in gross margin, offset by;
  $0.4 million increase in interest expense, and;
  $0.2 million decrease in interest income.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

All non-U.S. operations of the Company are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish Kronor and Chinese Renminbis. Based on the 2005 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by nil and expenses by $118,853.

Impact of Governmental Policies and Other Factors on Operations and Investments

Zi Corporation operates primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for the Company's products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

B. Liquidity and capital resources.

Financial Condition and Liquidity

At December 31, 2005 Zi had cash and cash equivalents of $12.2 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2004 Zi had cash and cash equivalents of $12.9 million. At December 31, 2003 Zi had cash and cash equivalents of $2.4 million.

Cash Requirements Outlook

During the past three years, the Company's cash requirements have been met through revenues from operations, proceeds from issuance of common shares, through private placements and the exercise of common share purchase warrants and options.

Net cash utilized by the Company in 2005 was $1.1 million. The principal uses of funds were to invest in new product development, invest in Decuma operations in Sweden, fund the e-Learning business segment, and fund ongoing litigation related to a shareholder's activism.

Net cash generated by the Company in 2004 was $0.9 million. Cash generated from operations was a result of increasing sales revenue while maintaining SG&A levels offset by investing in new product development and repayment of all outstanding debt.

Net cash utilized by the Company in 2003 was $1.3 million. The principal uses of funds were to pay installments due under a litigation settlement and fund the e-Learning business segment.

Capital requirements in 2006 include funding of continued new product development and enhancements to existing products. At current revenue and expense levels, the Company is able to fund its continued operations and meet its current obligations.

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable bore interest at the prime rate plus one percent payable monthly. The facility was secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid this loan.

On December 6, 2002, the Company settled a judgment in favour of AOL, as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements. Under the terms of the settlement agreement, the Company paid, among other things, a remaining $0.75 million on January 2, 2004.

Operating Activities

Cash applied to operations in 2005 was $1.1 million as compared to cash generated from operations of $0.9 million in 2004. The $2.0 million year over year decrease in cash flow from operations was due to an increase in net loss of $2.9 million, adjusted for a decrease in non-cash items of $2.9 million and a decrease of $3.8 million in non-cash working capital.

In 2005, non-cash working capital generated $2.8 million in cash. This was due to an increase in accounts payable and accrued liabilities at December 31, 2005 of $0.1 million, a decrease in accounts receivable by $1.7 million and an increase in deferred revenue of $1.0 million. The increase in accounts payable and accrued liabilities relates to an increase in income taxes payable in PRC, the decrease in accounts receivable relates to the collection of a significant customer receivable that was outstanding at December 31, 2004, and the increase in deferred revenue relates to the same significant customer that at December 31, 2005 had a larger amount of revenue that was unrecognized.

Cash generated from operations in 2004 was $0.9 million as compared to cash applied to operations of $1.3 million in 2003. The $2.2 million year over year increase in cash flow from operations was due to a decrease in net loss of $0.5 million, adjusted for an increase in non-cash items of $2.3 million offset by an increase of $0.6 million in non-cash working capital.

In 2004, non-cash working capital used $1.0 million in cash. This was due to the decrease in accounts payable at December 31, 2004 of $1.0 million and the increase in accounts receivable by $1.6 million partially offset by an increase in deferred revenue of $1.6 million. The decrease in accounts payable relates to payment of an accrued settlement. The increase in accounts receivable relates to the signing of a significant customer contract in the fourth quarter of 2004 while other license and implementation revenue remained constant year over year.

Cash applied to operations in 2003 decreased to $1.3 million from $13.0 million in 2002. The $11.7 million year over year decrease in cash applied to operations was due to a decrease in net loss of $16.6 million, adjusted for a decrease in non-cash items of $3.3 million offset by an increase of $1.6 million in non-cash working capital.

In 2003, non-cash working capital used $0.4 million in cash. This was due to the decrease in accounts payable at December 31, 2003 of $0.2 million and an increase in accounts receivable by $1.2 partially offset by an increase in deferred revenue of $0.6 million and a decrease in work in process and prepaid expenses of $0.3 million. The decrease in accounts payable relates to accrued settlement and representation costs. The increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2003 over the same quarter of the prior year.

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2005	Issuance of common shares pursuant to exercise of stock options and warrants Bank indebtedness	$ 2.3 million $ 0.1 million
2004	Issuance of common shares pursuant to a private placement and exercise of stock options Settlement of notes payable	$ 12.2 million $ (1.0) million
2003	Issuance of common shares pursuant to a private placement and exercise of stock options Issuance of demand note payable Settlement of notes payable	$ 2.9 million $ 1.0 million $ (3.3) million

Investing Activities

Cash used in investment activities in 2005 and 2004 was $1.9 million. The changes in cash used in investing activities in 2005 from 2004 are from the Company's purchase of Archer and the assets related to the Decuma Handwriting Recognition technology of $0.4 million, increased costs to update the Company's capital assets of $0.1 million and a $250,000 advance to MLG, offset by a decrease in capitalized software development costs of $0.7 million. The Company continues to invest in new products, new product features, new software language data bases and enhancements to existing software language databases. In 2005, the Company capitalized $0.9 million in software development costs as compared to $1.7 million in 2004.

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Decuma purchase is part of Zi's long term expansion strategy of developing software to further simplify and enhance the use of wireless devices. Decuma's Handwriting Recognition technology is an important complement to Zi's eZiText and eZiTap solutions. The combination of the technologies is intended to further bolster the Company's competitive advantage and increase Zi's market share by enabling us to deliver an expanded suite of innovative products to customers. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating result of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

The Company's ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer, a related party. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until after the end of Zi's financial year end (resulting in 44.8 percent ownership of Archer by Zi), Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting, including its results from December 21, 2005 (the date of acquisition) to December 31, 2005 and its assets and liabilities, net of minority interest at December 31, 2005.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Oztime and EPI, Zi held 24.9 percent of Archer's shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

Under the sale agreements, Zi received 6,140,000 million shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a $125,000 note receivable related to post closing working capital adjustments. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Subsequent to year end, Zi's interest in Archer was diluted to 44.8 percent (as of March 6, 2006). As such, the accounting treatment for Zi's investment in Archer as at March 31, 2006 will reflect Archer as a significantly influenced subsidiary. The Company intends to deconsolidate the results of Archer in the first quarter of 2006 since it no longer absorbs a majority of the entity's expected losses or residual returns, in the case of a VIE, and no longer has the ability to exert control over this subsidiary.

In 2004, cash used in investing activities was $1.9 million, as compared to $0.4 million in 2003. The increase of $1.5 million in 2004 over 2003 of cash used in investing activities is due to the Company's focused efforts on developing new and improved language database software in 2004. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

In 2003, cash used in investing activities was $0.4 million, as compared to $2.7 million of cash generated from investing activities in 2002. Adjusted for short-term investments, this balance decreased $5.4 million to 2.7 million of cash used in investing activities in 2002. The decrease of $2.3 million in 2003 over 2002 cash used in investing activities, after adjusting for short-term investments, is due to no acquisitions or dispositions of subsidiaries related activity in 2003 and decreased investment in software development and capital assets as compared to 2002 activity.

Commitments and Contractual Obligations

As at December 31, 2005, Zi has long-term debt, capital lease obligations and deferred inducements received upon entering into new office leases in 2002. As part of the consideration for the acquisition of Archer, long-term liabilities include two loans payable to former shareholders of two subsidiaries of Archer in the amount of $81,255 and $66,423, respectively. These loans will be paid when Archer achieves net profits calculated on a quarterly basis for the consolidated Archer group of companies. The loans do not bear interest and have no specific repayment terms other than the aforementioned.

Under the Private Vocational Schools Act for the Province of Ontario, Section 9 of Regulation 939, all institutions conducting or operating a private vocational school must be accompanied by a bond. Such bond can be obtained from a guarantee company approved under the Guarantee Companies Securities Act and it is non-negotiable and non-transferable. Two schools owned by Archer operate under this regulation and have bonds totaling $55,890 with a recognized guarantee company.

During 2004 and 2003, we entered into leases for computer equipment with payment terms over three years. The obligation, including the current portion, totaled $9,378 at December 31, 2005. The future minimum lease payments under the capital leases are as follows:

2006	$ 8,318
2007	1,874
Total minimum lease payments	10,192
Amount representing interest	814
Amount included in current liabilities	7,541
$ 1,837

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2010. Annual rentals under these leases for each of the next five years are as follows:

2006	$ 1,161,165
2007	638,202
2008	119,471
2009	74,755
2010	37,377
Total	$2,030,970

Financial Instruments

At December 31, 2005, Zi had cash and cash equivalents of $12.2 million. Surplus funds are held primarily in U.S. dollars and Chinese renmimbis and are converted into Canadian dollars, Hong Kong dollars and Swedish kronor as agreed between the head office and operating divisions in those countries. The Controller, in consultation with the Chief Financial Officer and within the objectives of the Company's investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi's investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that are required to be disclosed.

C. Research and development, patents and licenses, etc.

The Company's intellectual property may be grouped into the following product areas: eZiText, eZiTap, eZiType, Decuma, Qix, educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of Zi's research and development activity was dedicated to text input technology.

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release using the straight-line method over the related product's estimated economic life.

Expenditures for research and development costs, including deferred software development costs, research and development expenses and for acquired IP during the past three years are as follows:

R& D ($000's)
2005	$ 5,173
2004	$ 4,012
2003	$ 2,336

Research and development expenditures will depend upon our available capital resources during the year ending December 31, 2006, and will primarily relate to our research and development efforts on our eZiText, Decuma Handwriting Recognition, eZiTap, eZiType and Qix technologies.

D. Trend information.

Revenues and Expenses

For the years ended December 31, 2005, 2004 and 2003 our revenue by geographical market and category consisted of:

		Revenue
		License and implementation fees	Other product revenue	Total
2005	Canada(1)	4,175,334	$ 45,717	$ 4,221,051
	China	5,019,599	724,753	5,744,352
	USA(2)	1,021,769	-	1,021,769
	Sweden(3)	397,341	-	397,341
	Total	$ 10,614,043	$ 770,470	$ 11,384,513
2004	Canada(1)	$ 5,884,396	$ 8,120	$ 5,892,516
	China	5,207,579	496,093	5,703,672
	USA(2)	1,806,863	-	1,806,863
	Total	$ 12,898,838	$ 504,213	$ 13,403,051
2003	Canada(1)	$ 3,731,859	$ 13,982	$ 3,745,841
	China	3,378,770	670,088	4,048,858
	USA(2)	2,808,369	-	2,808,369
	Total	$ 9,918,998	$ 684,070	$ 10,603,068

Notes:

(1) The actual geographic markets for the products licensed under licensing agreements between OEM's and Zi Corporation of Canada, Inc. are in Asia and Europe.

(2) The actual geographic markets for products licensed under licensing agreements between OEM's and Zi Corporation of America, Inc. are in Asia and the United States.

(3) The actual geographic markets for products licensed under licensing agreements between OEM's and Zi Decuma AB are in Asia and Europe.

Total revenue for 2005 was $11.4 million, a decrease of 15 percent or $2.0 million over 2004. The Company believes that significant shifts are occurring within the mobile phone market. Consolidation of OEM's and ODM's, together with certain participants exiting the industry altogether, are resulting in the major OEM's gaining greater global market share, largely at the expense of other industry participants. Historically, Zi's customers have been predominantly smaller, Asia-based OEM's.

Revenue from Zi Technology and its text input applications was $10.6 million compared to $12.9 million for 2004. The decline in revenue is due principally to the decline in revenue from mid-sized accounts and non-recurring professional services revenue. Other product revenue from e-Learning was $0.8 million for 2005 compared to $0.5 million a year ago. In 2005, Zi earned royalties from 72 eZiText licensees compared to 57 in the same period a year earlier. In 2005, Zi earned royalties from 72 eZiText licensees compared to 57 in the same period a year earlier.

During 2004, the continued growth of Zi's customer base and the increase in licensees' models delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

For 2003, the growth in commercialization of Zi's technology in its core eZiText® related business generated a 53 percent increase in revenue over that in 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

The majority of our OEM customers' products, which have implemented our eZiText product resulting in royalty-bearing eZiText enabled products, have been sold in Asia and Europe. Many of our new OEM customers' and existing OEM customers' products are now being sold outside of Asia including being sold into the North American market. As more of our customers' products enter the marketplace, we anticipate this trend to continue with respect to our eZiText product line. The Company's revenues are expected to grow as a result of the acquisition of Decuma Handwriting Recognition software and the launch of Zi's Qix user application interface product. The growth in revenues related to these new product lines is dependant on their integration with existing products and market acceptance.

In 2005, gross margin on revenue was $10.8 million, a decrease of 17 percent from last year's level of $12.9 million. Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue, gross margin for 2005 decreased slightly to 95 percent of revenue compared to 97 percent in the same period of the prior year. Gross margin from license and implementations fees in 2005 remained constant at 97 percent of revenue as compared to 2004.

In 2004, gross margin increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. As a percentage of revenue, gross margin increased to 97 percent from 96 percent in 2003. Gross margin from license and implementations fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. The high gross margin percentage is due to the fact that in all three years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-generating eZiText and Decuma implementations on handset models now penetrating the market and the fact that implementations have a higher cost of sales than royalties generated through our licensees. The Company anticipates this trend to continue with respect to our eZiText and Decuma product lines. As the new products, most significantly Qix, will also be royalty based, we expect the trend of a high gross margin related to sales to continue.

SG&A increased $0.6 million or six percent to $9.9 million in 2005 over 2004. SG&A includes costs associated with operations of the recently acquired Decuma Handwriting Recognition technology, costs associated with SOX and other compliance work and realized foreign exchange losses. Offsetting these increases over 2004 was the absence of $1.4 million of RSU and non-employee stock option costs incurred in 2004.

SG&A increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. Adjusting for non-cash compensation expense related to the issuance of RSU's and non-employee stock options of $1.4 million, SG&A increased $0.3 million. This small increase is due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

SG&A decreased $3.2 million or 28 percent to $8.1 million in 2003 over 2002. The decrease is partially attributable to the reduction of $2.2 million realized through the disposal of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to affect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

With the addition of Decuma Handwriting Recognition technology and the continuing compliance related costs associated with SOX, we anticipate that the Company will continue to keep SG&A costs at or near current year levels. Zi now has an SG&A cost base that will support further revenue growth without significant expense increases. This means that even though we may need to invest additional resources at times to meet specific revenue opportunities, as we generate incremental revenue it will have an increasing positive impact on future operating results. The acquisition of Decuma Handwriting Recognition technology and the associated operating costs of running a Swedish subsidiary added to SG&A costs in 2005. As this product's acceptance in the market and its integration into Zi's other product lines are completed, we expect revenue growth from new and existing customers.

Legal costs for 2005 increased $0.8 million to $1.7 million compared to 2004. Legal costs increased, in part, due to defense costs related to the University of Texas action against certain of the Company's clients, a major shareholder's activism, costs from ongoing patent related work and costs related to continuous reporting requirements. Legal costs for 2004 decreased $0.1 million to $0.8 million compared to 2003. The Company continued to incur costs related to ongoing patent related work and costs related to continuous reporting requirements. Legal costs for 2003 decreased $6.6 million to $0.9 million compared to 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2002 audited consolidated financial statements. The Company anticipates that legal costs will remain constant at the current year's level due to the continuation of legal proceedings related to a major shareholder's activism, ongoing patent related work and securities related continuous reporting requirements.

In 2005, product research and development expense increased $1.9 million to $4.2 million, compared to 2004. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased by $1.2 million to $5.2 million, reflecting investment in new product features and enhancements to software language databases and costs associated with newly acquired Decuma Handwriting Recognition technology. In 2005, the Company capitalized $0.9 million of software development costs compared to $1.7 million for the same period in 2004. The costs capitalized during these periods were related principally to software development to develop language database software.

Product research and development expense increased to $2.4 million in 2004 from $2.1 million in 2003. In the year, gross expenditures on new product development before capitalization increased $1.7 million reflecting the Company's focused efforts on developing language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

Product research and development expense decreased to $2.1 million in 2003 from $2.8 million in 2002. Prior to 2003, our product research and development expenses had increased over the prior three years. As eZiText matures, we anticipate continued investment into developing enhanced and related new technologies, and new language database software given the availability of capital required to further finance those product research and development activities. We will continue to invest in our new products, including handwriting recognition and Qix. We anticipate that our research and development spending will moderately increase over the 2005 level depending on the availability of capital and resources required by specific revenue generating opportunities.

Depreciation and amortization increased in 2005 by $0.2 million or 22 percent to $1.1 million, compared to $0.9 million in 2004. The increase in depreciation and amortization was due to increased levels of unamortized software development costs. Depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

Depreciation and amortization decreased in 2004 by $0.5 million to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements.

Depreciation and amortization decreased in 2003 by $0.8 million to $1.4 million from $2.2 million in 2002. The decrease is due to lower remaining unamortized eZiText related deferred software development costs and decreased depreciation related to decrease unamortized leasehold improvements. Given the increase in deferred software development costs and capital assets, we anticipate that our depreciation and amortization expense will increase moderately in 2006.

In 2005, the net loss was $5.3 million or $0.12 per share compared to $2.4 million or $0.06 per share in the previous year. The increase in net loss was due to lower revenue and a lower gross margin, an increase in product research & development expense (as a result of an acquired business and lower levels of capitalization of product development costs), increased legal and litigation, much of which is related to a major shareholder's activism, increased depreciation and amortization, a tax provision related to a Chinese subsidiary and an increase in SG&A offset by an increase in interest income and other items. For 2005, the loss by segment and principal item was: $2.5 million operating loss from the Zi Technology business segment; $0.8 million loss from the e-Learning business segment; a $1.6 million operating loss for other corporate costs (which includes a gain of $1.4 million realized on settlement of litigation) and income tax expense of $0.7 million associated with a Chinese subsidiary.

In 2004, the Company significantly reduced its net loss to $0.4 million, after adjusting for the $2.0 million impairment of the MLG note receivable, from $2.9 million in 2003. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and holding SG&A near the prior year level. Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004. In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. For the three years prior to 2003, our net loss had increased year over year.

We anticipate that in 2006, the Company will approach our goal of becoming profitable. We anticipate that an increase in sales combined with relatively level SG&A expenditures, and moderate increases in depreciation and in product research and development costs will assist in the achievement of this trend in 2006.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company's licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of certain of its customers. The action is ongoing and will result in the Company incurring defense costs.

On November 18, 2005, Mike Donnell (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. The Company expects to conclude a settlement arrangement with Mr. Donnell, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims. We have incurred substantial costs related to patent infringement litigation in the sum of $540,000 for 2005 (2004 - $60,000; 2003 - $289,000) for defense and settlement of such claims.

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

E. Off-balance sheet arrangements.

The Company did not have any off—balance sheet arrangements at December 31, 2005.

F. Tabular disclosure of contractual obligations.

As at December 31, 2005, Zi has long-term debt, capital lease obligations and deferred inducements received upon entering into new office leases in 2002. As part of the consideration for the acquisition of Archer, long-term liabilities include two loans payable to former shareholders of two subsidiaries of Archer in the amount of $81,255 and $66,423. These loans will be paid when Archer achieves net profits calculated on a quarterly basis for the consolidated Archer group of companies. The loans do not bear interest and have no specific repayment terms other than the aforementioned.

During 2004 and 2003, we entered into leases for computer equipment with payment terms over three years. The obligation, including the current portion, totaled $9,378 at December 31, 2005. The future minimum lease payments under the capital leases are as follows:

2006	$8,318
2007	1,874
Total minimum lease payments	10,192
Amount representing interest	814
Amount included in current liabilities	7,541
$1,837

See Item 6 for contractual obligation disclosure related to employees.

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2010. Annual rentals under these leases for each of the next five years are as follows:

2006	$1,161,165
2007	638,202
2008	119,471
2009	74,755
2010	37,377
Total	$2,030,970

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and a maximum liability may not be explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Each director is generally elected by a vote at the annual meeting of shareholders in service for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists the directors and senior management of the Company together with their respective positions as of March 23, 2006:

Name	Position or office within Corporation
Michael E. Lobsinger Calgary, Alberta, Canada	Chairman of the Board and Director President and Chief Executive Officer
Derrick R. Armstrong(5) Calgary, Alberta, Canada	Director and Corporate Secretary
Thompson MacDonald(1)(3) Calgary, Alberta, Canada	Director
Angus Michael Roderick Mackenzie(1)(2) Englefield Green, Surrey, U.K.	Director
Howard R. Balloch(3) Beijing, China	Director
H. Donald Hyde(1)(2) Calgary, Alberta, Canada	Director
Donald P. Moore(4) Miami, Florida, U.S.A.	Director
Richard D. Tingle (6) Calgary, Alberta, Canada	Director
Milos Djokovic Denver, Colorado, U.S.A.	Chief Operating Officer and Chief Technology Officer
Dale Kearns Bragg Creek, Alberta, Canada	Chief Financial Officer

Notes:

(1) Member of the Audit Committee during 2005.

(2) Member of the Compensation Committee during 2005.

(3) Member of the Corporate Governance Committee during 2005.

(4) Appointed as member of the Compensation Committee March 9, 2005.

(5) Resigned as member of the Corporate Governance Committee March 9, 2005.

(6) Appointed as member of the Corporate Governance Committee March 9, 2005.

MICHAEL E. LOBSINGER is the President and Chief Executive Officer of the Company and Chairman of the Board. Mr. Lobsinger has been Chairman of the Board since 1987, the Chief Executive Officer of the Company from 1993 to November, 2003 and President of the Company from 1993 to 2000. Mr. Lobsinger has been a director of the Company since 1987. Effective November 19, 2003, Mr. Lobsinger and the Company agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Company but would remain Chairman of the Board. In May of 2005, Mr. Lobsinger assumed the position of President and Chief Executive Officer as a result of the resignation of Michael D. Donnell, who had served as the Company's Chief Executive Officer from November 2003 to May 2005.

DERRICK R. ARMSTRONG has been a director and secretary of the Company since 1992. Mr. Armstrong is a lawyer and partner with Borden Ladner Gervais LLP, Barristers & Solicitors, practicing primarily in securities and corporate commercial law. Mr. Armstrong is also a director of Cygam Energy Inc., and Centurion Energy International Inc., both publicly traded resource companies.

THOMPSON MACDONALD has been a director of the Company since 1993. Mr. MacDonald is a Communications Consultant and has run his own consulting practice since 1988. Mr. MacDonald is Chairman of ENMAX Corporation, a Calgary based provider of energy.

ANGUS MICHAEL R. MACKENZIE was elected as a director at the Company's annual general meeting held in June, 2001. Mr. Mackenzie has been the Director General and Managing Partner of Champagne Jacquesson & Fils, Dizy, France since 1998 and a Director of Lindsell Train Investment Trust PLC since 2000.

HOWARD R. BALLOCH was elected as a director on August 4, 2001. Mr. Balloch served as Canada's Ambassador to China for more than five years, retiring from the Canadian Foreign Service in August, 2001. Mr. Balloch is also a director of Methanex Corporation., Ivanhoe Mines Ltd., Ivanhoe Energy Inc., Tiens Biotech Group (USA), Inc. and Gobi Gold Inc., each a publicly traded company. As well, Mr. Balloch has been the President of the Balloch Group since 2001.

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

DONALD P. MOORE was elected to the Board in August 2004, pursuant to an agreement between the Company and the receiver for the Lancer group of funds dated July 15, 2004. The Agreement was entered into in consideration for the Lancer Group of Funds entering into an undertaking that restricted their ability to trade shares of the Company for a period of time (that has since expired), given to an agent under an offering of securities by the Company that closed in July, 2004. Mr. Moore is a lawyer in the Miami office of Holland & Knight LLP. Mr. Moore is also a principal and director of Fundamental Management Corporation, an investment fund advisor.

RICHARD D. TINGLE, Q.C. was elected to the Board in December 2004. Since 1992 Mr. Tingle is a lawyer with Tingle Merrett LLP (formerly Tingle & Associates). Mr. Tingle is a director of Intermap Technologies Inc., Venpath Investments Ltd. and Emerald Bay Energy Inc., each a publicly traded company.

DALE KEARNS has been the Chief Financial Officer of the Company since April 2, 2001. Mr. Kearns is responsible for all financial, treasury, administration, legal and human resources functions within the Company. Mr. Kearns has over 20 years of professional experience with publicly traded North American companies. Previously, Mr. Kearns was Chief Financial Officer of O&Y Properties Corporation. Mr. Kearns is a director of Rapid Solutions Corporation, a publicly traded company.

MILOS DJOKOVIC was appointed as the Company's Chief Operating Officer and Chief Technical Officer in October, 2004. Mr. Djokovic was the founder in 1992 of Cygnus Corporation, an Ontario based developer of customer relationship management software, which he sold in 1998 to TeleTech Holdings Inc., and continued to serve as its chief technical officer until March 2003. Mr. Djokovic also served as CEO of TeleTech's Enhansiv division from 2000-2002. From August 2003 until October 2004, Mr. Djokovic was employed with Accenture, an international management consulting firm, where he was responsible for that firm's customer relationship technology strategy.

B. Compensation.

(a) Compensation of Directors

On September 26, 2001, the Board approved director compensation, effective January 1, 2002, of $10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year. In light of increased responsibilities required to be undertaken by directors of public companies, on May 25, 2005, the Board adopted the following recommendations made by the Compensation Committee to take effect retroactive to January 1, 2005: An annual director fee of U.S.$10,000 per director; a fee of U.S.$2,500 per board meeting attended in person and U.S.$1,250 per Board meeting attended by phone per director; no fees for attendance at committee meetings; maximum fee per annum is U.S.$20,000 per director, provided however that if a fifth "in person" meeting of directors in a fiscal year is held then an additional U.S.$2,500 would be paid to directors that attend such fifth meeting over and above this maximum amount; payments are made quarterly; in addition, each director would receive 50,000 options on the date of the Annual General Meeting.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

Executive officers of the Corporation, who also act as directors of Zi Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See "Compensation of Executive Officers".)

During the fiscal period ended December 31, 2005, stock options to purchase 400,000 common shares were granted to directors of the Corporation, not including options granted to Michael E. Lobsinger in his capacity as an Executive Officer of the Corporation. See "Compensation of Executive Officers" for details on stock options granted.

(b) Compensation of Executive Officers

1. Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2005, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2005 (the "Named Executive Officers").

Summary compensation table

		Annual Compensation (6)			Long-Term Compensation
					Awards		Payouts
						Restricted
					Securities	shares or
					under	restricted
					options/	stock
				Other annual	SARs	units	LTIP	All other
		Salary	Bonus	compensation	granted	("RSU's")	payouts	compensation
Name and principal position	Year	($U.S.)	($U.S.)	($U.S.)	(#)	(#)	($U.S.)	($U.S.)
Michael E. Lobsinger(1)	2005	293,648	Nil	Note(5)	200,000	Nil	nil	Nil
Chairman, President and Chief	2004	159,478	180,427	Note(5)	450,000	250,000	Nil	Nil
Executive Officer	2003	354,821	23,145	Note(5)	250,000	128,571	Nil	Nil
Michael D. Donnell(2)	2005	197,308	Nil	Note(5)	Nil	Nil	Nil	Nil
Chief Executive Officer	2004	296,875	100,000	Note(5)	Nil	Nil	Nil	Nil
	2003	99,808	Nil	Note(5)	740,000	Nil	Nil	Nil
Milos Djokovic (3)	2005	230,000	Nil	Note(5)	90,000	Nil	Nil	Nil
Chief Technology Officer and	2004	42,756	Nil	Note(5)	230,000	Nil	Nil	Nil
Chief Operating Officer
Dale Kearns(4)	2005	103,745	30,337	49,333(8)	60,000	Nil	Nil	Nil
Chief Financial Officer	2004	87,388	57,644	46,067(8)	100,000	Nil	Nil	Nil
	2003	81,190	19,215	26,136(8)	100,000	3,906	Nil	Nil
Glen Morgan(7)	2005	125,308	17,350	Nil	Nil	Nil	Nil	Nil
Senior Vice President, Global	2004	105,692	Nil	Nil	100,000	Nil	Nil	Nil
Sales and Marketing

Notes:

(1) On January 1, 2000 Mr. Lobsinger was re-appointed Chairman and Chief Executive Officer of the Corporation. On November 19, 2003, Mr Lobsinger resigned as Chief Executive Officer. In 2003, Mr. Lobsinger voluntarily deferred CDN$220,407 of his 2003 salary.Under an amended employment contract, among other things, the deferred compensation was payable to him on December 31, 2006, unless the directors determined to pay it earlier. In 2003, Mr. Lobsinger was awarded a cash bonus of $25,000 for which payment was voluntarily deferred. In 2004, Mr. Lobsinger was paid all amounts that had previously been deferred. On May 26, 2005, Mr Lobsinger was re-appointed President and Chief Executive Officer.

(2) Mr. Donnell was appointed President and Chief Operating Officer on July 23, 2003 and Chief Executive Officer on November 19, 2003. Mr. Donnell left the Corporation on May 26, 2005.

(3) Mr. Djolovic was appointed Chief Operating Officer and Chief Technology Officer on October 25, 2004.

(4) Dale Kearns was appointed Chief Financial Officer of the Corporation on April 2, 2001. Mr. Kearns was awarded a bonus of $19,215 in respect of 2003 for which payment was voluntarily deferred until 2004.

(5) Other annual compensation is less than CDN$50,000 and less than 10 percent of the salary and bonus of the respective Named Executive Officer.

(6) For 2005 compensation, all Canadian dollar denominated compensation was converted to U.S. dollars at 0.8255, being the average conversion rate for 2005.

(7) Glen Morgan was appointed Senior Vice President, Global Sales and Marketing on May 31, 2004 and left the Corporation on May 20, 2005.

(8) Mr. Kearns provided services during 2003, 2004 and 2005 to certain subsidiaries of the Corporation for which he was compensated directly by those subsidiaries.

Stock Options

The following table sets forth information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2005.

		Percent of		Market value
		total		of Securities
	Securities	Options/SARs		underlying
	under	granted to		Options/SARs/
	Options/SARs	employees in	Exercise or	RSU's on the
	granted	financial	base price	date of grant	Expiration
Name	(#)	year(1)	($/Security)	($/Security)	date
Michael E. Lobsinger (2)	200,000	21.3%	Note(2)	Note(2)	Note(2)
Milos Djokovic (3)	90,000	9.6%	Note(3)	Note(3)	Note(3)
Michael D. Donnell(4)	Nil	Nil	Note(4)	Note(4)	Note(4)
Dale Kearns(5)	60,000	6.4%	Note(5)	Note(5)	Note(5)
Glen Morgan(6)	Nil	Nil	Note(6)	Note(6)	Note(6)

Notes:

(1) During the year, stock options and RSU's exercisable into a total of 940,375 common shares were granted to directors, officers, and employees of the Company.

(2) During the year, the Corporation issued the following stock options to Mr. Lobsinger: options to acquire 50,000 common shares at CDN$3.64 expiring May 26, 2010 (these options were cancelled June 30, 2005) and 150,000 to acquire common shares at CDN$3.22 expiring July 21, 2010.The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Lobsinger in 2005.

(3) During the year, the Corporation issued the following stock options to Mr. Djokovic: options to acquire 90,000 common shares at CDN$3.22 expiring July 21,2010. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Djokovic in 2005.

(4) During the year, the Corporation issued no stock options to Mr. Donnell.

(5) During the year, the Corporation issued the following stock options to Mr. Kearns: options to acquire 60,000 common shares at CDN$3.22 expiring July 21, 2010. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Kearns in 2005.

(6) During the year, the Corporation issued no stock options to Mr. Morgan.

The following table sets forth information in respect of all stock options and RSU's which were either exercised or not exercised by the Named Executive Officers during the Corporation's fiscal year ended December 31, 2005.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial yearend option/SAR values

Value of unexercised
			Unexercised	in-the-Money
	Securities		Options/SARS/RSU's	Options/SARs/RSU's
	acquired	Aggregate	as	at
	on	value	at December 31, 2005	December 31, 2005(2)
	exercise	realized(1)	exercisable/	exercisable/
Name	(#)	($U.S.)	unexercisable(#)	unexercisable ($U.S.)
			Exercisable	Exercisable
			1,328,571	546,861
Michael E. Lobsinger	Nil	Nil	Unexercisable Nil	Unexercisable Nil
			Exercisable Nil	Exercisable Nil
Michael D. Donnell	33,400	2,338	Unexercisable Nil	Unexercisable Nil
Exercisable
243,334
			Unexercisable	Exercisable Nil
Milos Djokovic	Nil	Nil	76,666	Unexercisable Nil
			Exercisable	Exercisable Nil
	Nil	Nil	260,000	Unexercisable Nil
Dale Kearns			Unexercisable Nil
			Exercisable Nil	Exercisable Nil
Glen Morgan	Nil	Nil	Unexercisable Nil	Unexercisable Nil

Notes:

(1) The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.

(2) "In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2005 and the exercise price.

Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation's Incentive Stock Option Plans described herein.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Company to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2005 or since incorporation. In 2004, 250,000 RSU's were granted and issued, in respect of compensation, without performance criteria attached and at no cost to the grantee.

Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2005 with respect to stock options held by the Named Executive Officers.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described herein

Employment Contracts

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provided for an automatic renewal for a further three years on the same terms and conditions except for remuneration which was to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Corporation and Chief Executive Officer. The terms of the agreement provided that Mr. Lobsinger be paid an amount equal to U.S.$300,000 per annum plus transportation and travel allowances. Effective May 1, 2003, Mr. Lobsinger agreed to defer two-thirds of his remuneration until a later date, and the Corporation ceased paying Mr. Lobsinger the full amount of his salary. Effective November 20, 2003 Mr. Lobsinger and the Corporation agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Corporation but would remain as Chairman of the Board. The Corporation and Mr. Lobsinger entered into an Amending Agreement in March, 2004 that amended the terms of his employment agreement effective November 20, 2003 (the "Amending Agreement") (Mr. Donnell became Chief Executive Officer of the Corporation on that date). Mr. Lobsinger agreed to amend the terms of his employment to reduce his salary to an annual compensation of CDN$225,000 per year effective November 20, 2003. In addition, as of November 20, 2003, Mr. Lobsinger had deferred CDN$240,340 in salary payable to him under his employment agreement, which he agreed to further defer until December 31, 2006, unless the directors determined to pay it earlier. This amount was paid to Mr. Lobsinger on September 17, 2004. Mr. Lobsinger agreed to forego any additional options that he would have been entitled to under his 1999 employment agreement, and instead the Corporation agreed to issue to him 400,000 options and 250,000 RSU's. Under the Amending Agreement, following a change of control Mr. Lobsinger has the right, exercisable within 60 days of a change of control, to consider his employment to have been terminated. In the event the Corporation terminates Mr. Lobsinger's employment (or Mr. Lobsinger elects to treat his employment as terminated on a change of control) the Corporation is required to pay him an amount equal to three times his current annual salary and at Mr. Lobsinger's discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. In addition, any salary amounts deferred by Mr. Lobsinger as of the date of his termination become payable upon such termination. On May 26, 2005, Mr. Lobsinger was appointed President and Chief Executive Officer of the Company. Effective May 26, 2005 and as approved by the Board of Directors on July 21, 2005, Mr. Lobsinger's annual cash compensation has been temporarily adjusted to CDN$396,000 to reflect his increased responsibilities and until such time that the Company fills the Chief Executive Officer position. Mr. Lobsinger was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Michael D. Donnell on July 23, 2003 pursuant to which Mr. Donnell was appointed President and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Donnell to be paid a base salary of U.S.$225,000 per annum. The Corporation agreed, subject to regulatory approvals, to grant Mr. Donnell stock options to purchase 250,000 common shares in the capital of the Corporation. On November 20, 2003 Mr. Donnell was appointed Chief Executive Officer at which time he was awarded 490,000 options to purchase common shares of the Corporation and his base salary increased to U.S.$300,000 per annum. Pursuant to Mr. Donnell's employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Donnell was required to execute a Confidentiality and Non-Competition agreement. Mr. Donnell left the Corporation on May 26, 2005. Pursuant to his employment contract, based on his length of service to the Corporation, Mr. Donnell had an entitlement to 12 months pay. The Company expects to conclude a settlement arrangement with Mr. Donnell, consistent with the terms of his employment contract.

The Corporation entered into an employment agreement with Dale Kearns on April 2, 2001 pursuant to which Mr. Kearns was appointed Chief Financial Officer of the Corporation. The terms of the agreement provided for Mr. Kearns to be paid a base salary of CDN$180,000 per annum. Effective May 26, 2005, as approved on July 21, 2005 by the Board of Directors, Mr. Kearns annual compensation was increased to CDN$200,000. Pursuant to a 2004 amendment to the employment agreement, the Corporation may terminate Mr. Kearns' employment upon payment of twelve months' base salary plus an allowance to replace group insurance benefits post-termination of employment. Pursuant to Mr. Kearns' employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Kearns was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 (as amended) pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provide for Mr. Djokovic to be paid a base salary of U.S.$230,000 per annum. The Corporation may terminate Mr. Djokovic's employment upon payment of twenty-four months' base salary plus an allowance for a bonus and forgone benefits. The Corporation agreed, subject to regulatory approvals, to grant Mr. Djokovic stock options to purchase 230,000 common shares in the capital of the Corporation. Pursuant to Mr. Djokovic's employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Djokovic was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Glen Morgan on May 31, 2004 pursuant to which Mr. Morgan was appointed Senior Vice President, Global Sales and Marketing. The terms of the agreement provided for Mr. Morgan to be paid a base salary of U.S.$180,000 per annum. The Corporation agreed, subject to regulatory approvals, to grant Mr. Morgan stock options to purchase 100,000 common shares in the capital of the Corporation. Pursuant to Mr. Morgan's' employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Morgan was required to execute a Confidentiality and Non-Competition agreement. On May 20, 2005, Mr. Morgan resigned from his position with the Corporation. There remains a dispute on bonus entitlement that is being resolved through legal action.

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

The following summarizes aggregate stock option plan activity during the fiscal years ending December 31, 2003, 2004 and 2005:

	2005	2004	2003
Options outstanding, beginning of year	4,911,972	5,474,904	5,135,700
Granted	940,375	2,105,500	2,342,532
Cancelled	(1,454,893)	(1,524,666)	(1,667,701)
Exercised	(290,967)	(1,143,766)	(335,627)
Options outstanding, end of year	4,106,487	4,911,972	5,474,904

(d) Other Compensation

During the Corporation's fiscal year ended December 31, 2005, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to $227,883.

A consulting fee was paid by the Corporation to a consulting firm owned by an officer amounting to $49,333 during the fiscal year ended December 31, 2005.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

C. Board practices.

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

Audit Committee

The Audit Committee consists of three members. Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation's Board of Directors for his financial and accounting skills. Other members of the Audit Committee are Thompson MacDonald and Michael Mackenzie who are both financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. Messrs. MacDonald and Mackenzie are presently and have served as directors or senior officers of companies who prepare financial statements similar to those of the Company and have experience supervising one or more persons engaged in the preparation of financial statements. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation. The Committee met five times in 2005 and all members attended all of the meetings.

The Corporation adopted an Audit Committee Charter in June 2000 which was recently amended to conform with applicable requirements. A copy of the Audit Committee Charter is filed as an exhibit to this Report. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation's financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation's independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee are financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. In addition, the Audit Committee approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Compensation Committee

The Compensation Committee consists of Michael Mackenzie, as Chairman, Donald Hyde and Donald Moore, the latter of which was appointed in March 2005. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors the compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

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

Under the direction of the Compensation Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Company. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Company's executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and RSU's.

In connection with determining base salaries, the Company maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Company's lean organizational structure and growth in the international arena, the Compensation Committee's goal is to provide base salaries, for its top performing employees, that are competitive with the Company's peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports compiled by such organizations as Korn-Ferry International Consultants, The Wynford Group Management Consulting, Haygroup Ltd., Watson Wyatt, Western Compensation and Benefits Consultants and KPMG LLP and compare the base salaries of the Company's executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating some or all of financial and non-financial criteria, including revenue, net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In 2005, the Board approved up to a combined total of $250,000 in cash bonuses to be paid to three executives in respect of 2005. In determining bonuses, the Committee considers profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

The Board believes that employees should have a stake in the future of the Corporation and that their interests should be aligned with the interest of the Corporation's stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period determined by the Corporation and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options and RSU's are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSU's have been issued as at the March 23, 2006 in respect of 2005 incentive compensation.

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

Corporate Governance and Nominating Committee

During 2005, this Committee had three members; Howard Balloch, who was the Chairman of the Committee, Thompson MacDonald and Richard Tingle, the latter of which was appointed to the committee in March of 2005. The Corporation has adopted a charter for this committee. Pursuant to its charter, the Corporate Governance and Nominating Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring the Corporation's general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Corporate Governance and Nominating Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally five times in 2005 and, in view of its size, communicated informally from time to time

D. Employees.

As of March 23, 2006, we had 78 regular, full-time employees:

ZI TECHNOLOGY
		North
	Asia	America	Europe	Total
Sales & Marketing	3	4	2	9
Technical	4	33	9	46
Admin/Corp	7	13	3	23
ZI TECHNOLOGY TOTAL	14	50	14	78

We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are represented by a collective bargaining agreement. At December 31, 2004 we had 109 regular, full time employees; at December 31, 2003, we had 104 regular, full-time employees; and at December 31, 2002, we had 103 regular, full-time employees. We believe we enjoy good relationships with our employees.

E. Share ownership.

(a) Share and Option Holdings

The following table sets forth the direct and indirect actual common share ownership and option holdings of our directors and previously Named Executive Officers at March 23, 2006.

	Number of
	Shares
	Beneficially	Percentage of
Name	Owned*	Class**
Michael E. Lobsinger	5,669,613(1)	11.9%
Derrick R. Armstrong	324,900(2)	0.7%
Howard R. Balloch	375,350(3)	0.8%
H. Donald Hyde	150,000(4)	0.3%
Thompson MacDonald	130,000(5)	0.3%
Angus Michael Roderick Mackenzie	575,000(6)	1.1%
Donald P. Moore	100,200(7)	0.2%
Richard D. Tingle	100,000(8)	0.2%
Dale Kearns	260,006(9)	0.7%
Milos Djokovic	320,000(10)	0.7%

Notes:

* Includes options and RSU's exercisable within 60 days of March 23, 2006. Except as noted to the contrary, in notes 1 to 11 below all grant prices are expressed in Canadian dollars.

** Based upon the 46,272,568 outstanding common shares, as of March 23, 2006.

(1) In the case of Mr. Lobsinger, this comprises 1,143,700 common shares held directly or beneficially by Mr. Lobsinger, 3,297,342 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger, and 1,228,571 share options and RSU's. The share options and RSU's include: 50,000 options granted December 3, 2001 at a grant price of $7.96 and expire December 3, 2006; 100,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; and 28,571 RSU's at a grant price of nil and expire on April 17, 2008; 100,000 options granted on June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008; 100,000 RSU's on June 11, 2003 at a grant price of nil and expire on June 11, 2008; 400,000 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 250,000 RSU's granted March 25, 2004 at a grant price of nil and expire on March 25, 2009, 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire September 16, 2009, and:; 150,000 options granted July 21, 2005 at a grant price of $3.22 and expire on July 21, 2010.

(2) In the case of Mr. Armstrong, this comprises 194,900 common shares held directly or beneficially by Mr. Armstrong and 130,000 share options. This does not include 10,000 common shares held pursuant to a spousal registered retirement savings plan. The share options include: 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire May 26, 2010.

(3) In the case of Mr. Balloch, this comprises 350 common shares held directly or beneficially by Mr. Balloch and 375,000 share options granted August 4, 2001 at a grant price of $11.66 and expire July 31, 2006; 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010

(4) In the case of Mr. Hyde, this comprises 150,000 share options: 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010.

(5) In the case of Mr. MacDonald, this comprises 80,000 share options which include: 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, and; 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on May 26, 2010.

(6) In the case of Mr. Mackenzie, this comprises 200,000 common shares held directly or beneficially by Mr. Mackenzie and 130,000 share options. The share options include: 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire June 11, 2008; 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010.

(7) In the case of Mr. Moore, this comprises 200 common shares held directly or beneficiary by Mr. Moore and 100,000 share options. The share options include: 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010.

(8) In the case of Mr. Tingle, this comprises 100,000 share options which include: 50,000 options granted January 5, 2005 at a grant price of $7.79 and expire on January 5, 2010 and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010.

(9) In the case of Mr. Kearns, this comprises six common shares held directly or beneficially by Mr. Kearns and 260,000 share options which include: 60,000 share options granted April 2, 2001 at a grant price of $10.71 and expire April 2, 2006; 60,000 options granted December 6, 2001 at a grant price of $8.25 and expire December 6, 2006; 80,000 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009,and; 60,000 options granted July 21, 2005 at a grant price of $3.22 and expire on July 21, 2010.

(10) In the case of Mr. Djokovic, this comprises 243,334 share options which include: 153,334 options granted October 26, 2004 at a grant price of U.S.$3.40 and expire October 26, 2009, and; 90,000 options granted July 21, 2005 at a grant price of $3.22 and expire July 21, 2010.

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

Eligibility

The Plans provide for the issuance of options ("Options") and RSU's exercisable to acquire common shares of the Corporation to directors, officers, employees and consultants, including a personal holding Corporation controlled by one of the aforementioned participants, a participant's spouse, children and/or grandchildren and a consulting corporation engaged to provide ongoing consulting services for the Corporation or any of its subsidiaries or affiliates. Options and/or RSU's may be granted, either alone or in addition to, in tandem with or in substitution for any other Options or RSU's previously granted. The specific terms of each Option are provided in a separate Option Agreement ("Option Agreement"), and the specific terms of each RSU are provided in a separate Restricted Stock Unit Agreement ("RSU Agreement").

RSU's are notional credits maintained on the books of the Corporation; the value of each RSU reflects the value of one common share and entitles the holder to receive one common share from the treasury of the Corporation. Each RSU granted to participants will be subject to individual terms specified by the Committee in the RSU Agreement, including the time or times at which the RSU may be exercised.

The number of common shares that may be issued under the Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

Administration of the Plans

The Plans are administered by the Board, or if appointed, a special committee of directors appointed by the Board (such a special committee or the Board, if no special committee is appointed, is referred to herein as the "Committee"), whose members have responsibility for designating participants under the Plans and, subject to the terms of the Plans, for setting the terms of Options and RSU's. Unless otherwise expressly provided in the Plans, all designations, determinations, interpretations and other decisions under or with respect to the Plans or any Option or RSU shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any participant, any holder or beneficiary of any Option or RSU. In determining which eligible persons shall receive an Option or RSU and the terms of any Option or RSU, the Committee may take into account the nature of the services rendered by the respective person, his or her present and potential contributions to the success of the Corporation or such other factors as the Committee, in its discretion, deems relevant. If the Board appoints a special committee to serve as the Committee, the Board may from time to time increase and thereafter decrease the size of such special committee and may fill any vacancies however created.

Amendment of the Plans

Subject to any required approval of any stock exchange on which the Corporation's securities are listed, the Board reserves the right to amend, suspend or terminate the Plans at any time if and when it is advisable in the absolute discretion of the Board or Committee; provided however, no such amendment or revision shall alter the terms of any Options or RSU's theretofore granted under the Plans.

Necessary Approvals

The ability of the Options or RSU's to be exercised and the obligation of the Corporation to issue and deliver shares in accordance with the Plans is subject to any approvals that may be required from the shareholders of the Corporation, or any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.

Adjustment in Shares Subject to the Plan

Other than dividends declared in the normal course, appropriate adjustments in the number of common shares optioned, in the option price per share, as regards Options granted or to be granted, and in the RSU's granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Corporation resulting subsequent to the approval of the Plans by the Committee from subdivisions, consolidations or reclassification of the common shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

The number of common shares that may be issued under the Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

Options provide the holder with the right to purchase common shares at a stated exercise price before a specified date in the future. The exercise price for Options shall not be less than the price permitted by any stock exchange on which the Shares are then listed or other regulatory body having jurisdiction. The exercise price of Options granted under the Plans must be equal to not less than 100 percent of the fair market value of the common shares on the date of grant, which shall be determined based on the closing price for board lots of common shares listed on The Toronto Stock Exchange on the last day of the trading immediately preceding the date of the grant.

A comparative chart highlighting the significant terms of each of the Plans is as follows:

	1993	1995	1996	1998	1999
	Plan	Plan	Plan	Plan	Plan
(as amended in
2000 and 2002)
Eligible	Directors, officers,	Directors, officers,	Directors, officers,	Directors, officers,	Directors, officers,
participants	employees,	employees,	employees,	employees,	employees,
	consultants and	consultants and	consultants and	consultants and	consultants and
	their associates.	their associates.	their associates.	their associates.	their associates.

Number of	Not to exceed the	Not to exceed	Not to exceed	Not to exceed	Not to exceed
securities	maximum number	1,430,000	2,600,000	1,300,000	4,960,000
issued/issuable	of shares permitted	common shares.	common shares.	common shares.	common shares
	under the rules of				and 500,000
	any regulatory				RSU's.
body having
jurisdiction.

Maximum	Not to exceed the	Not to exceed 10%	Not to exceed 10%	Not to exceed 10%	Not to exceed 10%
percentage	maximum number	of the outstanding	of the outstanding	of the outstanding	of the outstanding
available to	of shares permitted	issue.	issue.	issue.	issue.
insiders	under the rules of
any regulatory
body having
jurisdiction.

Maximum number	Not to exceed the	Not to exceed 5%	Not to exceed 5%	Not to exceed 5%	Not to exceed 5%
of securities to any	maximum number	of the outstanding	of the outstanding	of the outstanding	of the outstanding
one entity	of shares permitted	issue.	issue.	issue.	issue.
under the rules of
any regulatory
body having
jurisdiction.

Method for	Determined by the	Determined by the	Determined by the	Determined by the	Determined by the
determining the	Board or	Board or	Board or	Board or	Board or
exercise price	Committee, but	Committee, but	Committee, but	Committee, but	Committee, but
	shall not be less	shall not be less	shall not be less	shall not be less	shall not be less
	than the price	than the price	than the price	than the price	than the price
	permitted by any	permitted by any	permitted by any	permitted by any	permitted by any
	regulatory body.	regulatory body.	regulatory body.	regulatory body.	regulatory body.

Method for	Determined by the	Determined by the	Determined by the	Determined by the	Determined by the
determining the	Board or	Board or	Board or	Board or	Board or
purchase price	Committee at the	Committee at the	Committee at the	Committee at the	Committee at the
	time any option is	time any option is	time any option is	time any option is	time any option is
	granted but shall	granted but shall	granted but shall	granted but shall	granted but shall
	not be lower than	not be lower than	not be lower than	not be lower than	not be lower than
	the Market Price.	the Market Price.	the Market Price.	the Market Price.	the Market Price.

Vesting of stock	Determined by the	Determined by the	Determined by the	Determined by the	Determined by the
options	Board or	Board or	Board or	Board or	Board or
	Committee.	Committee.	Committee.	Committee.	Committee.

Term of stock	Fixed by the	Fixed by the	Fixed by the	Fixed by the	Fixed by the
options	Board or	Board or	Board or	Board or	Board or
	Committee.	Committee,	Committee,	Committee,	Committee,
		subject to a 10	subject to a 10	subject to a 10	subject to a 10
		year maximum.	year maximum.	year maximum.	year maximum.

Causes of cessation	Resignation of	Resignation of	Resignation of	Resignation of	Resignation of
of entitlement	Participant status	Participant status	Participant status	Participant status	Participant status
	or death.	or death.	or death.	or death.	or death.

Assignability	Not transferable or	Not transferable or	Not transferable or	Not transferable or	Not transferable or
	assignable.	assignable.	assignable.	assignable.	assignable.

Procedure for	Subject to	Subject to	Subject to	Subject to	Subject to
amending	regulatory	regulatory	regulatory	regulatory	regulatory
	approval, the	approval, the	approval, the	approval, the	approval, the
	Committee or	Committee or	Committee or	Committee or	Committee or
	Board may	Board may	Board may	Board may	Board may
	suspend,	suspend,	suspend,	suspend,	suspend,
	terminate, amend	terminate, amend	terminate, amend	terminate, amend	terminate, amend
	or revise the Plan.	or revise the Plan	or revise the Plan.	or revise the Plan.	or revise the Plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

To the knowledge of the Company, the following table sets forth the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than five percent (5%) of the voting rights attached to the issued and outstanding shares of the Company entitled to vote at the shareholder meetings of the Company as at March 23, 2005.

	Beneficial number	Percentage of total
Name and municipality	of shares held	voting rights
Marty Steinberg, Receiver(1)
Miami, Florida	18,720,508	40.5(3)
Michael E. Lobsinger(2)
Calgary, Alberta	4,441,042	9.6(3)

Notes:

(1) Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the "Schedule 13D") filed on December 11, 2003 with the U.S. Securities and Exchange Commission by Marty Steinberg, Esq., as Receiver (the "Receiver") of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the "Receivership Entities"). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. The Schedule 13D was amended on January 28, 2005.

(2) Of which 1,143,700 common shares are held directly or beneficially by Mr. Lobsinger and 3,297,342 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

(3) The Company's major shareholders hold common shares, which shares do not carry different voting rights than any other shares, except as limited by the Alberta Court's ruling in the case of the Receiver. As a result of attempts by the Receiver to effect a replacement of the members of the Zi Board of Directors, the Alberta Court issued an interim injunction that prohibits the Receiver from requisitioning a special meeting of the Corporation's shareholders for the purpose of voting its shares in support of its proposed slate of directors.

Based on a report from Olympia Trust Company, as at December 31, 2005, there were 186 registered shareholders in the United States that held 25,855,882 common shares or 55.9 percent of the common shares outstanding.

To the extent known to the Company, the Company is not directly or indirectly owned or controlled by any foreign government, or by any other natural or legal persons, severally or jointly.

B. Related party transactions.

Except as set forth below and other than employment agreements with executive officers, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Company is not aware of any related party transactions occurring or being made, or any loans made by the Company or any of its subsidiaries to related parties, from January 1, 2005 to March 23, 2006, other than the following:

January 1, 2006 to March 23, 2006

During the Corporation's period from January 1, 2006 to March 23, 2006, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to $23,240.

A consulting fee was paid by the Corporation to a consulting firm owned by an officer amounting to $10,834 during the period from January 1, 2006 to March 23, 2006.

In February 2006, Donald P. Moore, a director of the Corporation nominated by the Receiver, brought an action against the Corporation and Michael Lobsinger, Chairman and President and CEO of the Corporation, under the Business Corporation Act (Alberta) (the "ABCA"), claiming that the Corporation had failed to make certain records available to him required by the ABCA and had denied him access to other records that he believed to be entitled to under the ABCA. The Corporation and Mr. Lobsinger intend to vigorously defend themselves against Mr. Moore's actions.

January 1, 2005 to December 31, 2005

During the Corporation's fiscal year ended December 31, 2005, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to $227,883.

A consulting fee was paid by the Corporation to a consulting firm owned by an officer amounting to $49,333 during the fiscal year ended December 31, 2005.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. At June 30, 2005, the full amount of the note receivable including accrued interest was impaired and hence provided for. During 2005, the Company paid fees of $760 on behalf of a significantly influenced company.

During the Corporation's fiscal year ended December 31, 2005, the Corporation transferred its interest in Oztime and English Practice to Archer Education Group Inc. Michael Lobsinger and Don Hyde, directors of the Corporation, serve as directors of Archer.

On December 30, 2005, an entity that is a related party to a director of the Company, who is also an officer, subscribed to 180,000 shares of Archer representing 1.6 percent of its outstanding shares at December 31, 2005.

The Corporation is a party to legal proceedings with the Receiver in both Alberta and Florida. The Receiver is the holder of approximately 40.5 percent of the Corporation's outstanding shares. See Item 8A- Legal Proceedings.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

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

(i) Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd., (the "First Dalian Ericsson Action"). The First Dalian Ericsson Action is in the Higher People's Court (the "High Court") in Beijing, China. The High Court served Beijing Ericsson Mobile Telecommunication Co., Ltd. on August 16, 2000, and Ericsson (China) Co., Ltd. with the plaintiffs' complaint on August 17, 2000. The complaint alleges that Ericsson (China) Co. Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd. infringed the plaintiffs' intellectual property rights, namely Chinese patent ZL96120693.4, "Keyboard Assignment of Stroke Input and its Screen Prompt." On August 18, 2000, Ericsson sent Zi Corporation a request for indemnification pursuant to the license agreement between Ericsson Mobile Communications AB and Zi Corporation of Canada, Inc. The Company and its affiliates have not been named as a party in the First Dalian Ericsson Action.

(ii) Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd., (the "Second Dalian Ericsson (Panda) Action"). The Second Dalian Ericsson (Panda) Action is in the Second Intermediate People's Court (the "Lower Court") in Beijing, China. This is a lower court than the High Court in which the First Dalian Ericsson Action is being tried. The plaintiffs' complaint was filed with the Lower Court on February 22, 2001. This complaint alleges that Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd. infringed the plaintiffs' intellectual property rights, namely Chinese patent ZL96120693.4, "Keyboard Assignment of Stroke Input and its Screen Prompt" (the same patent under suit in the First Dalian Ericsson Action). On February 22, 2001, Ericsson sent Zi Corporation a request for indemnification pursuant to the Ericsson Chinese License Agreement (defined below). The Company and its affiliates have not been named as a party in the Second Dalian Ericsson (Panda) Action. A ruling in Ericsson's favour was issued by the Lower Court on this matter on May 23, 2002. The Lower Court rejected the plaintiff's claims of infringement finding that: (1) there was no literal infringement of the plaintiff's patent by Zi's input technology on the Ericsson phone models in dispute; and (2) the doctrine of equivalence argued by the plaintiff could not be accepted as it would broaden the original scope of the plaintiff's patent claims. The plaintiff was charged with paying a nominal amount of RMB1,000 to cover case handling fees. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. To the Company's knowledge, Ericsson is defending this appeal.

Both claims described in (i) and (ii) above will be collectively referred to as the "Ericsson/HuBin Claims" and the Ericsson parties named in the Ericsson/HuBin Claims shall be referred to as "Ericsson". Under the respective notices sent to us, Ericsson asserted its rights to indemnification granted by us to Ericsson under our Chinese eZiText license agreement with Ericsson signed February 17, 1998 (the "Ericsson Chinese License Agreement"). Pending determination of the actual scope of the alleged infringement and whether the scope of indemnity provided under the Ericsson Chinese License Agreement applies, we have taken a course of action where we pay for Ericsson's legal fees and where we exercise sole control of the conduct of Ericsson's defense against the Ericsson/HuBin Claims. Ericsson is cooperating and participating with Zi to defend against the Ericsson/HuBin Claims. We believe that the allegations are unfounded and without merit and Zi and Ericsson are vigorously defending against the Hu Bin claims.

Furthermore, Ericsson made a separate application to the PRC Patent Office seeking invalidation of the HuBin Patent (the "Invalidation Application"). An invalidation hearing was held with the PRC Patent Re-examination Board on May 27, 2002. In March 2004, a ruling from the PRC Patent Re-examination Board was rendered in favour of the patent. An appeal was heard in October 2004 and Ericsson was successful on most counts. As a result, certain portions of the Hu Bin patent were found to be invalid. This ruling is currently under appeal. We are awaiting advice with respect to the status of this appeal. We have been informed by our attorneys that, on March 2, 2005, the High Court issued an administrative ruling to suspend the proceedings of the Ericsson/HuBin Claims, in light of the fact that a final decision has not yet been made in respect of the Invalidation Application, and our attorneys believe that it is unlikely for such proceedings to resume prior to a final decision being made on the Invalidation Application.

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

A ruling in Alcatel's favour on this matter was also issued by the Lower Court on May 23, 2002. The rulings by the Lower Court in this Dalian Alcatel Action are substantially similar to those given in the Second Dalian Ericsson (Panda) Action. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. To the Company's knowledge, Alcatel is defending this appeal.

We have disputed the applicability of the indemnity provided by us to Alcatel under the license agreement dated October 20, 1999 (the "Alcatel License Agreement") in respect of the Alcatel/HuBin Claims. To date, we are not providing any indemnification to Alcatel in respect of Alcatel's defense of the Alcatel/Hu Bin claim; however, we have been actively providing Alcatel technical support for their defense. The Company believes that the Dalian Alcatel Action has been suspended in light of the fact that a final decision has not yet been made in respect of the Invalidation Application.

(iv) Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ('112 Patent") in the U.S. District Court fro the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

The Company is not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts the claim against two of the Company's customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, as a business decision, the Company settled the claims against three of the Company's relatively minor customers. The Company continues to defend the action on behalf of two of its customers.

The Company is waiting on the Court's decision from the Markman Hearing in the litigation, a court process through which the claim terms in the '112 Patent are construed. At present, a decision under the Markman Hearings is expected by approximately April 30, 2006.

Simultaneously, the world's second largest provider of mobile phones and the Company's principal competitor are seeking reexamination of the '112 Patent in the US Patent & Trademark Office.

It is the Company's position that its product or products on a standalone basis does not infringe the '112 patent.

The Company intends to vigorously defend the litigation on behalf of its customers.

Dividend Policy

To date, we have not paid any dividends on shares, and do not anticipate doing so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our Board of Directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

B. Significant Changes.

Not applicable

Item 9. The Offer and Listing.

A. Offer and listing details – Stock Price History

Our common shares are traded on the Toronto Stock Exchange under the symbol "ZIC" and on the NASDAQ National Market under the symbol "ZICA". The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Toronto Stock Exchange and on the NASDAQ National Market.

Toronto Stock Exchange (in CDN$):

Period	High	Low
February 2006	$2.60	$1.83
January 2006	$2.18	$1.73
December 2005	$2.08	$1.53
November 2005	$2.51	$1.86
October 2005	$3.49	$2.47
September 2005	$3.66	$2.70
Quarter ended December 31, 2005	$3.49	$1.53
Quarter ended September 30, 2005	$3.81	$2.64
Quarter ended June 30, 2005	$5.08	$2.66
Quarter ended March 31, 2005	$9.15	$4.87
Quarter ended December 31, 2004	$8.69	$3.23
Quarter ended September 30, 2004	$4.26	$2.57
Quarter ended June 30, 2004	$3.85	$2.78
Quarter ended March 31, 2004	$4.03	$3.17
Year ended December 31, 2005	$9.15	$1.53
Year ended December 31, 2004	$8.69	$2.57
Year ended December 31, 2003	$5.60	$2.39
Year ended December 31, 2002	$11.29	$2.35
Year ended December 31, 2001	$14.50	$7.36

NASDAQ (in U.S.$):

Period	High	Low
February 2006	$2.28	$1.56
January 2006	$1.86	$1.49
December 2005	$1.78	$1.32
November 2005	$3.05	$1.55
October 2005	$7.45	$2.1
September 2005	$7.55	$2.26
Quarter ended December 31, 2005	$4.08	$1.32
Quarter ended September 30, 2005	$7.04	$2.14
Quarter ended June 30, 2005	$9.44	$2.17
Quarter ended March 31, 2005	$7.45	$3.96
Quarter ended December 31, 5004	$7.55	$2.65
Quarter ended September 30, 2004	$3.35	$2.00
Quarter ended June 30, 2004	$2.89	$2.03
Quarter ended March 31, 2004	$3.05	$2.42
Year ended December 31, 2005	$7.45	$1.32
Year ended December 31, 2004	$7.55	$2.00
Year ended December 31, 2003	$4.08	$1.62
Year ended December 31, 2002	$7.04	$2.27
Year ended December 31, 2001	$9.44	$4.00

B. Plan of distribution.

Not applicable.

C. Markets.

Our common shares are listed on the Toronto Stock Exchange and NASDAQ National Market Exchange. At December 31, 2005, the Company had 46,272,568 common shares outstanding, with no par value.

D. Selling shareholders

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

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

Directors

A director of our Company need not be a shareholder. In accordance with the Alberta Business Corporations Act, at least 25 percent of our directors must be residents of Canada. The Alberta Business Corporations Act requires that a person must be at least 18 years of age, be of sound mind and not be bankrupt or a dependent adult or formal patient under the

Dependent Adults Act or Mental Health Act, or the subject of an order under The Mentally Incapacitated Persons Act in order to serve as a director. Neither our articles of incorporation or by-laws, nor the Alberta Business Corporations Act, impose any mandatory retirement requirements for directors.

A majority of the lesser of the number of directors holding office at the time of the meeting and the minimum number of directors required by our articles of incorporation will constitute a quorum, provided that at least one quarter of the directors present are resident Canadians. Business cannot be transacted at a directors' meeting without a quorum.

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

Subject to the prior rights of the holders of preferred shares of the Company, the holders of common shares are entitled to receive dividends if and when declared by our Board of Directors.

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

Shareholder Meetings

An annual meeting of shareholders is held each year, generally held not later than 15 months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time. The By-laws of the Company provide that two persons present in person holding or representing by proxy five percent (5%) of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares. Although this quorum requirement is less than that imposed by the rules of the NASDAQ National Market System, we have operated for the past two years under an exemption from such requirement on the basis that we are a foreign private issuer and such a quorum requirement is consistent with normal business practices in our jurisdiction of incorporation.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement and must state the text of any special resolution to be submitted to the meeting.

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

Our articles of incorporation state that meetings of our shareholders may be held in the cities of San Francisco, California, Los Angeles, California, New York, New York and Phoenix, Arizona in the United States of America, in Toronto, Ontario, Canada and in Hong Kong, China and Beijing, China in addition to anywhere in the Province of Alberta.

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the "Voting Shares"), other than as provided in the Investment Canada Act (the "ICA"). The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) or an investment to establish a new Canadian business, to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

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

The following investments by a non-Canadian are subject to review under the ICA:

1. An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

a. For non-World Trade Organization ("WTO") investors, the threshold is CDN$5 million for a direct acquisition and CDN$50 million for an indirect acquisition; the CDN$5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50 percent of the asset value of the global transaction;

b. Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2006 is CDN$265 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

c. The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

i. engages in the production of uranium and owns an interest in a producing uranium property in Canada;

ii. provides any financial service;

iii. provides any transportation services; or

iv. is a cultural business.

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

Change of Control

Our articles of incorporation and by-laws do not contain any specific provision that has the effect of delaying, deferring or preventing a change of control of our company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

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

C. Material contracts.

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

D. Exchange controls.

The Company is aware of no governmental laws, decrees regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any such remittances to United States residents, however, are subject to a withholding tax pursuant to The Canada - U.S. Income Tax Convention (1980), as amended.

Except as provided in the ICA, the Company knows of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of the Company imposed on the right of foreigners to hold or vote the shares of the Company. See Item 10 - Additional Information Memorandum and Articles of Association - Limitations on Rights to Own Securities.

E. Taxation.

Material Canadian Income Tax Consequences

Generally, cash dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent. However, the Canada - U.S. Income Tax Convention (1980), as amended ("the Convention"), provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States qualifying for treaty benefits. Dividends paid to any non-resident company that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

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

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company's common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Material Canadian Income Tax Consequences" above.

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

This discussion is of a general nature only and is not exhaustive of all U.S. federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of the Company's common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's common shares.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of the Company's common shares who is a U.S. citizen or individual income tax resident of the United States under U.S. domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or a trust if a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a U.S. Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common stock as part of a "straddle", hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to U.S. Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a U.S. Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

U.S. Holders receiving dividend distributions with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld) equal to the U.S. dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of U.S. Federal Income Tax Consequences, the term "earnings and profits" refers to the Company's earnings and profits as determined under the Code and the term "dividend" refers to corporate distributions taxable as dividends for U.S. federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of the receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

The operation of the foreign tax credit for any particular U.S. Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Company's common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to U.S. Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein "U.S. Person" means a citizen or income tax resident of the United States as determined under U.S. domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer U.S. Persons who are individuals and 60 percent or more of the Company's gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), the Company is a "foreign personal holding company" ("FPHC"). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, U.S. Holders would be required to include in gross income for such year their allocable portions of the Company's undistributed income.

Foreign Investment Company

If 50 percent or more of the combined voting power or total value of all classes of the Company's stock is held, directly or indirectly (including through attribution), by U.S. Persons, the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are producing passive income. Generally, U.S. Holders of PFICs are taxed upon receipt of "excess distributions" which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125 percent of the average actual distributions received in the preceding three years. An excess distribution is allocated rateably to each day in the shareholder's holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest U.S. income tax rate plus an interest charge to reflect the benefit of tax deferral.

However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally would not apply. Instead, the electing U.S. Holder would include annually in gross income his, her or its pro rata share of the PFIC's ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly (including through attribution), by U.S. Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Company ("United States Shareholder"), the Company is a "controlled foreign corporation" under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the U.S. Shareholders' income on a current basis, regardless of distributions. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. In certain circumstances, a foreign tax credit may apply to reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

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

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(A) Quantitative information about market risk.

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

(B) Qualitative information about market risk

Interest Rate Risk

The Company does not maintain any market risk sensitive instruments for trading purposes or instruments entered into for purposes other than trading purposes, other than maintaining a short term investment portfolio consisting mainly of term deposits purchased with an average maturity of less than three months. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent of their levels at December 31, 2005, the fair value of the portfolio would decline by an immaterial amount. The Company generally has the ability to hold its fixed income investments until maturity and therefore it would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio.

Foreign Exchange Rate Risk

The foreign operations of the Company are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish Kronor, and Chinese renminbis. Based on the 2005 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by $nil and expenses by $118,853.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15. Controls and Procedures.

As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

As disclosed in the company's annual report on Form 20-F for the financial year ended December 31, 2004, the Company identified a "material weakness" in its internal controls over financial reporting, as defined in Public Company Accounting Oversight Board ("PCAOB"), Auditing Standard No. 2. As defined by the PCAOB, a material weakness is "a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected." The material weakness related to a failure to properly reflect in the notes to the consolidated financial statements the stock based compensation expense reflecting a variety of vesting periods consistent with its stock option grants. In 2003, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company restated the 2003 stock compensation expense and appropriate related balances as disclosed in notes 2 and 16 to the Company's 2004 consolidated financial statements.

During the course of the period covered by this Form 20-F, management undertook new control measures to remediate this issue. These measures included making appropriate changes to the Company's documented accounting policies and procedures for stock based compensation accounting and the associated stock option grants and added an additional Chartered Accountant to the Company's accounting department staff. There were no other changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting. Following the implementation of these measures, management concluded that the material weakness discussed above had been remediated and that the Company's disclosure controls and procedures were sufficiently well developed to support an assessment that these controls and procedures were effective.

While the Company concluded that its disclosure controls and procedures controls were effective, in connection with the Company's implementation of Section 404 of the Sarbanes Oxley Act ("Sox 404"), the Company is in the process of strengthening controls and remediating identified deficiencies in its controls and procedures. In the event that deficiencies that have been or might be identified are not remediated within the required period, once tested, such deficiencies could result in a conclusion that the Company has a material weakness in internal control. The Company is required to comply with the requirements of Sox 404 by December 31, 2007.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

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

Item 16B. Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics that currently applies to its directors, officers and employees. Copies of the code will be provided to any person free of charge upon receipt of a written request, sent to our registered office via mail or fax.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

Deloitte & Touche LLP were the Company's independent registered chartered accountants for both 2005 and 2004. Audit fees paid were $220,934 for 2005 and $95,691 for 2004. Audit fees relate to the audit of the year end financial statements, reviews of interim financial statements, and review of SEC filings.

Audit Related Fees

Audit related fees paid were $41,366 for 2005 and $3,029 for 2004. Audit related fees paid in 2003 were related to consultations concerning financial accounting and reporting standards and the accounting for acquisitions and dispositions carried out by the Company.

Tax Fees

In 2005, we paid Deloitte & Touche LLP $69,743 for tax related services. In 2004, we paid Deloitte & Touche LLP $7,922 for tax related services.

All Other Fees

We did not purchase any other services from Deloitte & Touche LLP in 2005 or 2004.

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent registered chartered accountants, Deloitte & Touche LLP. The policy generally requires the Audit Committee's approval of the scope of the engagement of our independent registered chartered accountants on an individual basis. The policy prohibits retention of the independent registered chartered accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the registered chartered accountants. Our Audit Committee approved all of the audit fees, audit-related fees and tax fees from May 2003 onward.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

PART III

Item 17. Financial Statements.

Not Applicable.

Item 18. Financial Statements.

See attached

Item 19. Exhibits.

The list of exhibits is included following the signature page hereto.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZI CORPORATION

Per: /s/ Michael Lobsinger
Michael Lobsinger
Chairman, President and Chief Executive Officer

Date: March 31, 2006

Per: /s/ Dale Kearns
Dale Kearns
Chief Financial Officer

Date: March 31, 2006

ANNUAL REPORT ON FORM 20-F
for the year ended
December 31, 2005

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1**	Certificate of Incorporation, together with all amendments. (Previously filed as Exhibit 1.1)
1.2**	Bylaws. (Previously filed as Exhibit 1.2)
4.1+	Employment Agreement dated December 31, 1999, between Zi Corporation and Michael Lobsinger. (Previously filed as Exhibit 3.4)
4.2***	Amending Agreement, dated March 2004 between Zi corporation and Michael Lobsinger.
4.4+	Employment Agreement dated February 5, 2001 between Zi Corporation of America, Inc. and Roland Williams. (Previously filed as Exhibit 3.6)
4.5***	Employment Agreement between Zi Corporation and Milos Djokovic.
4.6***	Employment Agreement between Zi Corporation and Dale Kearns, as amended.
4.8**	Zi Corporation Amended 1999 Stock Option Plan approved by shareholders at the Annual General Meeting on June 5, 2002. (Previously filed as Exhibit 4.13)
4.9	Zi Corporation 1996, 1998 and 1999 Stock Option Plans as amended (previously filed on Form S-8)
4.10++	Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc. (Portions of this exhibit have been redacted, omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (Previously filed as Exhibit 4.17.)
4.11++	Consent Judgment Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division. (Previously filed as Exhibit 4.18.)
8.1	List of Subsidiaries (included in Item 4)
11.1***	Zi Corporation Code of Ethics
12.1	Section 302 Certification by Dale Kearns, Chief Financial Officer dated March 31, 2006.
12.2	Section 302 Certification by Michael Lobsinger, Chief Executive Officer dated March 31, 2006.
13.1	Section 906 Certification by Dale Kearns, Chief Financial Officer dated March 31, 2006.
13.2	Section 906 Certification by Michael Lobsinger, Chief Executive Officer, dated March 31, 2006.
99.1	Audit Committee Charter
99.2	Consent of Independent Registered Chartered Accountants
*	Previously filed on Form 20-F Annual Report for December 31, 1999.
+	Previously filed on Form 20-F Annual Report for December 31, 2000.
**	Previously filed on Form 20-F Annual Report for December 31, 2001.
++	Previously filed on Form 20-F Annual Report for December 31, 2003.
***	Previously filed on Form 20-F Annual Report for December 31, 2004.

Management's Report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgments. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the independent registered chartered accountants to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the report of independent registered chartered accountants. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The independent registered chartered accountants have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

(signed)	(signed)
Michael E. Lobsinger	Dale Kearns
President and Chief Executive Officer	Chief Financial Officer
March 17, 2006

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss, shareholders' equity and cash flow for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 17, 2006

Consolidated Balance Sheets

As at December 31	2005	2004
(All amounts in United States of America dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$12,157,440	$12,889,335
Accounts receivable, net of allowance of $426,697 (2004 - $154,108)	4,579,966	5,570,869
Accounts receivable from related party (note 13)	-	43,629
Work-in-progress and inventory	13,897	-
Prepayments and deposits	607,375	414,994
Total current assets	17,358,678	18,918,827
Notes receivable (note 4)	-	-
Capital assets - net (note 5)	1,210,947	1,087,957
Intangible assets - net (note 6)	3,834,880	1,692,087
Investment in significantly influenced company (notes 3 and 10)	-	-
	$22,404,505	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (note 7)	$106,650	$-
Accounts payable and accrued liabilities (note 17)	4,211,564	3,081,280
Deferred revenue	4,185,341	2,704,105
Current portion of other long-term liabilities (note 8)	64,927	71,969
Total current liabilities	8,568,482	5,857,354
Notes payable (note 7)	147,678	-
Other long-term liabilities (note 8)	30,530	92,361
	8,746,690	5,949,715

Contingent liabilities, commitments and guarantees (notes 12 & 14)

Shareholders' equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized,
46,272,568 (2004 - 45,225,190) issued and outstanding	109,365,824	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(97,244,454)	(91,927,031)
Accumulated other comprehensive loss	(577,745)	(463,637)
	13,657,815	15,749,156
	$22,404,505	$21,698,871
See accompanying notes to consolidated financial statements.

(signed)	(signed)
Michael E. Lobsinger	Donald Hyde
Chairman of the Board	Director

Consolidated Statements of Loss

Years ended December 31	2005	2004	2003
(All amounts in United States of America dollars except share amounts)
Revenue
License and implementation fees	$10,614,043	$12,898,838	$9,918,998
Other product revenue	770,470	504,213	684,070
	11,384,513	13,403,051	10,603,068
Cost of sales
License and implementation fees	355,597	362,562	349,824
Other product costs	248,689	109,252	85,711
	604,286	471,814	435,535
Gross margin	10,780,227	12,931,237	10,167,533

Operating expenses

Selling general and administrative	(9,861,123)	(9,281,365)	(8,137,551)
Litigation and legal (note 12)	(1,673,486)	(833,197)	(886,860)
Product research and development	(4,243,172)	(2,350,141)	(2,098,735)
Depreciation and amortization (note 6)	(1,134,554)	(926,886)	(1,380,265)
Impairment of note receivable (note 4)	(250,000)	(2,000,000)	-
Gain on settlement of litigation (note 12)	1,415,616	-	-
Operating loss before undernoted	(4,966,492)	(2,460,352)	(2,335,878)

Interest on capital lease obligation	(3,924)	(25,558)	(9,856)
Other interest expense	(2,368)	(30,839)	(608,858)
Interest income and other income	366,796	128,550	23,483
Loss before income taxes	(4,605,988)	(2,388,199)	(2,931,109)
Equity interest in loss of significantly influenced company (note 10)	-	-	-
Minority interest (note 3)	(23,920)	-	-
Income taxes (note 11)	(687,515)	-	-
Net loss	$(5,317,423)	$(2,388,199)	$(2,931,109)
Basic and diluted loss per share (note 9 and 17)	$(0.12)	$(0.06)	$(0.08)
Weighted average common shares - basic and diluted	46,152,711	41,373,309	38,719,786
Common shares outstanding, end of year	46,272,568	45,225,190	39,371,560
See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

					Accumulated
					other	Total
	Common shares issued		Additional	Accumulated	comprehensive	comprehensive
	Shares	Amount	paid-in capital	deficit	income (loss)	loss
(All amounts in United States of America dollars except share amounts)
Balance - December 31, 2002	37,914,250	$90,975,597	$188,938	$(86,607,723)	$(901,924)
Issued on exercise of stock options	301,666	697,457	-	-	-
Issued under private placement	1,000,000	1,968,610	-	-	-
Issued restricted stock units	-	-	516,354	-	-
Settlement of debt with attached stock purchase warrants	-	-	(154,065)	-	-
Exercise of restricted stock units	33,961	-	-	-	-
Issued shares on settlement of debt	21,683	44,827	-	-	-
Issued share purchase warrants	-	-	50,517	-	-
Issued on exercise of share purchase warrants	100,000	271,161	-	-	-
Net loss	-	-	-	(2,931,109)	-	(2,931,109)
Other comprehensive income from foreign currency translation adjustment	-	-	-	-	162,453	162,453
Balance - December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)	$(2,768,656)
Issued on exercise of stock options	1,143,766	2,289,957	-	-	-
Issued under a private placement	3,636,364	7,067,885	-	-	-
Issued restricted stock units	-	-	685,767	-	-
Issued share purchase warrants to consultant re private placement	-	(141,048)	141,048	-	-
Issued on exercise of share purchase warrants	1,073,500	2,851,188	-	-	-
Issued stock options to non-employee	-	-	685,631	-	-
Net loss	-	-	-	(2,388,199)	-	(2,388,199)
Other comprehensive income from foreign currency translation adjustment	-	-	-	-	275,834	275,834
Balance - December 31, 2004	45,225,190	$106,025,634	$2,114,190	$(91,927,031)	$(463,637)	$(2,112,365)
Issued on exercise of stock options	290,967	736,867	-	-	-
Issued on exercise of share purchase warrants	609,482	1,605,187	-	-	-
Issued on acquisition of subsidiary	146,929	998,136	-	-	-
Net loss	-	-	-	(5,317,423)	-	(5,317,423)
Other comprehensive loss from foreign currency translation adjustment	-	-	-	-	(114,108)	(114,108)
Balance - December 31, 2005	46,272,568	$ 109,365,824	$2,114,190	$ (97,244,454)	$(577,745)	$(5,431,531)
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31	2005	2004	2003
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss	$(5,317,423)	$(2,388,199)	$(2,931,109)
Items not affecting cash:
Loss on dispositions of capital assets	8,354	9,899	2,415
Depreciation and amortization	1,162,118	926,886	1,380,265
Impairment of note receivable	250,000	2,000,000	-
Non-cash interest expense	-	-	95,344
Non-cash compensation expense	-	685,767	516,353
Non-cash consultant compensation expense	-	685,631	-
Decrease (increase) in non-cash working capital (note 17)	2,749,878	(989,769)	(370,608)
Cash flow from (used in) operating activities	(1,147,073)	930,215	(1,307,340)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	2,342,054	12,209,030	2,937,228
Settlement of note payable (note 7)	-	(1,000,000)	(3,300,000)
Issuance of note payable	-	-	1,000,000
Bank indebtedness	106,650	-	-
Payment of capital lease obligations	(16,141)	-	(96,223)
Cash flow from financing activities	2,432,563	11,209,030	541,005
Cash flow from (used in) investing activities:
Note receivable	(250,000)	-	-
Purchase of capital assets	(258,485)	(178,258)	(133,297)
Proceeds from capital dispositions	1,906	-	2,772
Software development costs	(930,264)	(1,661,974)	(237,618)
Other deferred costs	(52,732)	(52,397)	(47,622)
Acquisition of subsidiaries	(434,546)	-	-
Cash flow used in investing activities	(1,924,121)	(1,892,629)	(415,765)
Effect of foreign exchange rate changes on cash and cash equivalents	(93,264)	275,834	162,453
Net cash inflow (outflow)	(731,895)	10,522,450	(1,019,647)
Cash and cash equivalents, beginning of year	12,889,335	2,366,885	3,386,532
Cash and cash equivalents, end of year	$12,157,440	$12,889,335	$2,366,885

Non-cash financing activity
Equipment acquired under capital lease	$-	$29,118	$-

Components of cash and cash equivalents
Cash	$4,768,375	$5,867,700	$2,366,885
Cash equivalents	$7,389,065	$7,021,635	$-

Supplemental cash flow information
Cash paid for interest	$6,292	$56,397	$523,370
Cash paid for income taxes	$687,515	$-	$-
See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. In 2005, through its e-Learning business segment which includes Beijing Oztime Education & Network Co. Ltd. ("Oztime"), EnglishPractice Inc. ("EPI"), Archer Education Group Inc. ("Archer") and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Also, Archer provides personal and organizational teaching and learning through Canadian based schools.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 16. Prior to December 31, 2004, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to U.S. GAAP. Management elected to report in conformity with U.S. GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity and cash flow and notes have been amended to comply with U.S. GAAP requirements, including comparative disclosures.

Note 16 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under U.S. GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except MLG. This investment, which the Company does not control but exercises significant influence over its operating, investing and financing policies, is accounted for using the equity method. With respect to MLG, the Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

The Company consolidates an entity's financial statements when the Company either will absorb a majority of the entity's expected losses or residual returns, in the case of a variable interest entity ("VIE"), or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method. As of December 31, 2005 and 2004, there were no greater-than-50 percent-owned affiliates whose financial statements were not consolidated.

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the United States dollar. For the United States, Swedish, Chinese, Hong Kong and other Canadian subsidiaries, the functional currencies are the U.S. dollar, Swedish krona, Chinese renminbi, Hong Kong dollar and Canadian dollar, respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidation statements of loss.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

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

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:
Customer agreements	3 years
Patents and trademarks	11 years
Software development costs	3 years
Curriculum	10 years
Contracts relationship	10 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

Impairment of long-lived assets

The Company annually reviews the carrying value of it's long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets in determining the fair value of the asset. The Company evaluated its remaining long-lived assets at September 30, 2005 and determined that no impairment had occurred.

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

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

Revenues from Oztime product contracts recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer's colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student's tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", wherein the liability method is used for determining income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets. Operating lease costs are expensed as incurred. The Company accounts for tenant improvement allowances as a deferred rent liability included in other liabilities on the consolidated balance sheets and as a component of investing activities on the consolidated statements of cash flows.

Minority Interest

Minority interest in earnings of consolidated subsidiaries represents the minority shareholders' share of the equity and after-tax net income or loss of consolidated subsidiaries. The minority interest included in the consolidated balance sheets reflects the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportionate share of the earnings or losses of the subsidiaries.

Share issue costs

The Company reduced the value of consideration assigned to shares issued by direct costs, net of applicable income tax recoveries, of issuing the shares.

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units ("RSU's") and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted shares have not been used in calculating diluted loss per share for the years ended December 31, 2005, 2004 and 2003 as they were anti-dilutive (see note 17).

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Comprehensive loss

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

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in "additional paid-in capital" in the Company's consolidated statements of shareholders' equity.

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

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, China, Korea, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

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
Years ended December 31,	2005	2004	2003
Net loss:
As reported	$(5,317,423)	$(2,388,199)	$(2,931,109)
Stock compensation expense	(2,874,033)	(3,901,903)	(4,317,459)
Pro forma net loss	(8,191,456)	(6,290,102)	(7,248,568)
Net loss per common share:
As reported, basic and diluted	$(0.12)	$(0.06)	$(0.08)
Stock compensation expense, basic and diluted	(0.06)	(0.09)	(0.11)
Pro forma, basic and diluted	$(0.18)	$(0.15)	$(0.19)
Stock options and RSU's issued during the period	940,375	2,105,500	2,342,532
Weighted average exercise price	$3.22	$2.27	$2.50
Weighted average fair value of stock options granted during the period	$2.22	$1.19	$1.39

	2005	2004	2003
Risk free interest rate	3.30%	3.60%	3.80%
Expected life in years	3.7	3.7	3.8
Expected dividend yield	0%	0%	0%
Expected volatility	104%	52%	65%

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Recent accounting pronouncements

In December 2004, FASB issued SFAS No. 123(R) "Share Based Payment." This statement is a revision to SFAS No.123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows". This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005. SFAS No. 123(R) permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date, or;

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, the Company generally recognizes no compensation cost for employee stock options.

To assist in the implementation of SFAS No. 123, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment". While SAB No. 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB No. 107 lays out simplified methods for developing assumptions. In addition to providing the SEC staff's interpretive guidance on SFAS No. 123(R), SAB No. 107 addresses the interaction of SFAS No. 123(R) with existing SEC guidance. In April 2005, the SEC delayed the effective date of SFAS No. 123(R). SFAS No.123(R) will now be effective for Zi as of the interim reporting period beginning January 1, 2006.

Adoption of SFAS No. 123(R) will materially increase our stock compensation expense and increase our net loss and basic and diluted loss per share. However adoption of SFAS No. 123(R) will have no impact on our financial position. For the year ended December 31, 2006, total stock compensation expense using the modified prospective method, including amounts from stock option fair value provisions of SFAS No. 123(R), is estimated to be approximately $332,563 and is based on issued and unvested stock option at December 31, 2005. The Company has decided to use the Black-Scholes closed-form model valuation technique to value its share options. In order to project stock option grants, expected term and volatility were similar to amounts determined and used for the year ended December 31, 2005. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

In November 2005, FASB issued staff position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which nullified 2004 guidance issued by the Emerging Issues Task Force ("EITF") on determining whether an impairment is other than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006 and is not expected to have a material impact on the Company's consolidated financial statements.

In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective for the Company beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 had no impact on the Company's consolidated results of operations and financial condition.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 46(R)-5,"Implicit Variable Interests under FASB Interpretation No. 46(R) or Consolidation of Variable Interest Entities" to address whether a company has a implicit variable interest in a VIE or Potential VIE where specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and or receiving of variability directly from the entity. Restatement to the date of initial adoption of FIN 46(R) is permitted but not required. FIN 46(R) became applicable to the Company in the quarter end June 30, 2005. FIN 46(R) had no impact on the Company's consolidated results of operations and financial condition.

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (FIN 47)", which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of this statement had no impact on the Company's consolidated results of operations and financial condition.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of Accounting Research Bulletin ("ARB"), No. 43. This statement amends ARB No. 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. The provisions of this statement are to be applied prospectively, and the statement is effective for fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred in fiscal years beginning after November 2004. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position, results of operations or liquidity, as the Company does not hold inventory.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29." The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The amendment also eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on our financial condition or our results of operations.

In September 2004, EITF Issue 4-10 "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds"("EITF 4-10") was issued, which addresses the criteria for aggregating operating segments. The Company reviewed the segment reporting and determined that our aggregation of segments is consistent with the guidance in EITF Issue No. 4-10.

3. Acquisitions and Dispositions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition - Decuma

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Decuma purchase is part of Zi's long term expansion strategy of developing software to further simplify and enhance the use of wireless devices. Decuma's handwriting recognition technology is an important complement to Zi's eZiText and eZiTap solutions. The combination of the technologies is intended to further bolster the Company's competitive advantage and increase Zi's market share by enabling us to deliver an expanded suite of innovative products to customers. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating result of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The purchase price is allocated as follows:
Net assets acquired:
Non-cash working capital deficiency	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized unaudited pro forma information assumes the acquisition had occurred on January 1, 2004:
Pro forma information:	Year ended December 31, 2004 (unaudited)
Revenue	$13,907,535
Net loss	(3,941,888)
Loss per share - basic and diluted	$(0.10)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Acquisition of Archer Education Group Inc.

The Company's ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer, a related party (see note 13). At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until after the end of Zi's financial year end (resulting in 44.8 percent ownership of Archer by Zi), Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting, including its results from December 21, 2005 (the date of acquisition) to December 31, 2005 and its assets and liabilities, net of minority interest at December 31, 2005.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Oztime and EPI, Zi held 24.9 percent of Archer's shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

Under the sale agreements, Zi received 6,140,000 million shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a $125,000 note receivable related to post closing working capital adjustments. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Subsequent to year end, Zi's interest in Archer was diluted to 44.8 percent (as of March 6, 2006).

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The purchase price is allocated as follows:
Net assets acquired:
Non-cash working capital deficiency	$(90,164)
Capital assets	186,730
Ministry registration and assistant programs	135,742
Curriculum	134,590
Contracts relationship	338,498
Long-term liabilities	(147,678)
Minority interest	23,920
$581,638

Unaudited pro forma information presented shows the effect of the acquisition as at Archer's date of incorporation February 28, 2005 on the current year's results:
Pro forma information:	Year ended December 31, 2005 (unaudited)
Revenue	$12,938,764
Net loss	(5,691,396)
Loss per share - basic and diluted	$(0.12)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

4. Note Receivable – Magic Lantern Group, Inc.

On November 7, 2002, the Company completed the sale of Magic Vision Media, parent of Magic Lantern Communications Ltd.. (collectively, "Magic Lantern") to JKC Group Inc. ("JKC"), a related party (note 13) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprised the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to MLG. Under the agreement, as part of the sale consideration, Zi received a three-year promissory note from MLG in the amount of $3,000,000, bearing interest at the rate of 5 percent per annum, due in full November 7, 2005. The note was subject to adjustment based on MLG's financial performance during the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced by $1,000,000, offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

At December 31, 2004, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to those factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement required repayment on demand and provided the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

To the best of the Company's knowledge, MLG ceased all operations in July 2005 and is undertaking a voluntary dissolution and windup (See note 10). All amounts have been written off the Company's accounts as of December 31, 2005.

5. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947
2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957

Included in computer and office equipment are assets under capital lease totalling $510,700 (2004 – $494,130) and related accumulated amortization of $388,638 (2004 – $334,052).

6. Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	–	135,742
Curriculum	134,590	–	134,590
Contracts relationship	338,498	–	338,498
	$12,016,829	$8,181,949	$3,834,880
2004
Patents	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

During 2005, $930,264 (2004 – $1,661,974) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for 2005 includes $602,570 of amortization of deferred software development costs and $156,213 and $38,787, respectively, of amortization of patents and trademarks and customer agreements. Amortization for 2004 includes $510,167 of amortization of deferred software development costs and $47,440 of patents. The Company evaluated its other intangible assets at September 30, 2005 and determined that no impairment had occurred.

The following is the estimated amortization expense of intangible assets for each of the next five years:
2006	$1,180,587
2007	871,506
2008	587,452
2009	196,363
2010	175,175
Total	$3,011,083

7. Bank Indebtedness and Notes Payable

Through two subsidiaries of Archer, the Company holds two lines of credit. Both lines of credit have a maximum credit limit of $42,992, bear interest between prime and prime plus 1.3 percent, are unsecured and payable on demand.

On December 19, 2003, the Company borrowed $1,000,000 through a demand loan facility. The note payable bore annual interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The facility was secured by a first security interest in 5,000,000 shares of MLG held by the Company. On July 20, 2004, the Company repaid the loan.

On May 7, 2003, the Company entered into a secured short-term credit facility in the amount of $1.94 million, which was settled in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note payable provided for a bonus payment of $45,000, payable in common shares of the Company, which was paid 30 days from the date of the agreement as the loan balance remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer of the Company who is also a director of the Company and a share pledge agreement by the Company which granted a first security interest in 29,750,000 shares of MLG held by the Company.

As part of the consideration of the acquisitions from the purchase of Archer, long-term liabilities include two loans payable to former shareholders of two subsidiaries of Archer in the amount of $81,255 and $66,423. These loans will be paid when Archer achieves net profits calculated on a quarterly basis for the consolidated Archer group of companies. The amount does not bear any interest and has no specific repayment terms other than aforementioned.

8. Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2005 are $9,378 (2004 – $25,519). The current portion at December 31, 2005 is $7,541 (2004 – $16,445).

The future minimum lease payments under the capital leases are as follows:
2006	$8,318
2007	1,874
Total minimum lease payments	10,192
Amount representing interest	814
Amount included in current liabilities	7,541
$1,837

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2005 are $86,079 (2004 – $138,811). The current portion at December 31, 2005 is $57,386 (2004 – $55,524).

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

9. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At December 31, 2005, 290,200 (2004 – 844,682) of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised two years from the date of issue. At December 31, 2005, 68,182 (2004 – 118,182) of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized as common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At December 31, 2005, 495,000 (2004 – 500,000) share purchase warrants are outstanding.

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

Stock options and restricted stock units

At December 31, 2005, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSU's may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. In 2005, nil (2004 – 250,000) RSU's were granted and issued without performance criteria attached and at no cost to the grantee. At December 31, 2005, 378,571 (2004 – 378,571) RSU's are outstanding. The RSU's vest upon granting and expire five years from the date of grant. The Company has recorded, as part of selling, general and administration expense, compensation expense in 2005 of nil (2004 – $685,767; 2003 – $516,353 ) related to the RSU's, calculated by using the intrinsic value method.

The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized $685,631 in 2004 as part of selling, general and administrative expense calculated by using the Black-Scholes option pricing model.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSU's. At December 31, 2005, the Company had 1,257,702 common shares and 87,468 RSU's (2004 – 743,184 common shares and 87,468 RSU's) remaining reserved for possible future allocation under the plan.

Stock option, RSU activity and related information for the three years ended December 31, 2005 is as follows:
		2005		2004		2003
	Shares	Weighted	Shares	Weighted	Shares	Weighted
	under options	average	under options	average	under options	average
	and RSU's	exercise price	and RSU's	exercise price	and RSU's	exercise price
Outstanding, beginning of year	4,911,972	$ 4.28	5,474,904	$ 5.18	5,135,700	$ 5.65
Granted	940,375	3.22	2,105,500	2.27	2,342,532	2.50
Exercised	(290,967)	(2.53)	(1,143,766)	(2.00)	(335,627)	(2.08)
Forfeited or expired	(1,454,893)	(5.25)	(1,524,666)	(7.78)	(1,667,701)	(3.48)
Outstanding, end of year	4,106,487	$ 3.82	4,911,972	$ 4.28	5,474,904	$ 5.18
Exercisable, end of year	3,990,321	$ 3.83	4,102,142	$ 4.54	4,683,732	$ 5.55
Weighted-average fair value of stock options and intrinsic
value of RSU's granted during the year		$ 2.22		$ 1.19		$ 1.39

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2005:
	Total stock options and RSU's outstanding			Total stock options and RSU's exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighted average
Range of exercise prices	December 31, 2005	contractual life	exercise price	December 31, 2005	exercise price
$ 1.81 – $ 4.30	3,229,737	3.10 years	$ 2.56	3,117,571	$ 2.54
$ 4.47 – $ 9.21	466,750	1.37 years	6.85	462,750	6.86
$10.03 – $12.94	410,000	0.52 years	10.32	410,000	10.32
$ 1.81 – $12.94	4,106,487	2.62 years	$ 3.82	3,990,321	$ 3.83

Escrowed shares

Pursuant to the acquisition of Magic Lantern in March 2003, the Company placed 35,000 common shares in escrow that were subject to release based upon performance obligations. The performance obligations were not met under the terms of the purchase agreement and the escrowed shares were cancelled in 2004.

10. Equity Interest in Significantly Influenced Company

MLG ceased operations in July 2005 due to a substantial slowdown in operations, its inability to raise sufficient capital and successfully market the company's product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG (note 4). The Company holds a 40.42 percent (as calculated from MLG's Form 10-K dated December 31, 2004) interest in MLG, received upon the disposition of Magic Lantern on November 7, 2002 (note 4). At December 31, 2005, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company's proportionate share of the loss from MLG operations for the year ended December 31, 2005 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for (note 4).

11. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2005	2004	2003
Combined basic federal and provincial income tax rate	33.62%	36.6%	39%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(1,548,533)	$(874,081)	$(1,392,979)
Enacted tax rate adjustment differences	–	151,862	172,549
Differences in foreign statutory tax rates	433,916	149,344	(324,918)
Permanent differences	(128,003)	618,992	338,079
Loss on dissolution of subsidiaries	–	1,159,877	–
Impairment of note receivable	84,050	677,400	–
Unrecognized recoveries on losses	(5,774)	(2,619,798)	(1,263,234)
Scientific research and experimental development	(289,080)	–	–
Prior expenses charged to current year	(117,659)	–	–
2004 PRC tax paid in 2005	131,113	–	–
Other	124,924	(15,350)	(195,908)
Valuation allowance	2,002,561	751,754	2,666,411
Consolidated income tax	$687,515	$–	$–

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

The components of deferred income taxes are as follows:

December 31,	2005	2004	2003
Capital assets	$206,932	$102,294	$51,629
Software development costs	(636,633)	(496,898)	(96,645)
Deferred revenue	322,027	–	–
Share issue costs	154,899	181,667	167,438
Other	32,843	73,892	33,641
Loss carryforwards	18,220,277	18,997,435	14,353,867
Valuation allowance	(18,300,345)	(18,858,389)	(14,509,930)
Net deferred income tax asset	$–	$–	$–

The Company provided a full valuation allowance against the deferred income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

At December 31, 2005, the Company and Canadian subsidiaries have non-capital losses of $28,793,982 and net capital losses of $46,593,123 which are available to reduce Canadian taxable income in future years.

According to Peoples Republic of China ("PRC") tax law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Zi Technology subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") was categorized as a productive-type FIE in all its PRC statutory filings, including its routine filings to tax authorities. As a result, the Company had not accrued income tax related to 2004 and the first quarter of 2005 even though tax losses from previous tax years had been utilized or expired.

Recently, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi resulted in decreases to its research and development activities and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As confirmed in December 2005 by the PRC tax authorities, Huayu Zi does not qualify as a productive type FIE and is not eligible for the tax holidays and tax reductions. In 2005, Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included in the current periods income tax expense $131,113 related to the 2004 tax year and $556,402 related to the 2005 tax year.

Operating loss carryforwards for each of the countries listed below will expire as follows:

	Canadian	Year of expiry	U.S. net-operating	Year of expiry	U.S. net-operating
Year of expiry	non-capital losses	(Federal)	losses	(California)	losses
2006	$136,810	2018	$418,576	2010	$1,988,493
2007	$1,364,036	2019	$225,966	2011	$807,595
2008	$310,058	2020	$255,200	2012	$–
2009	$3,331,488	2021	$2,171,180	2013	$–
2010	$11,885,033	2022	$1,468,355	2014	$322,572
2011	$4,916,630	2023	$572,219	2015	$1,025,568
2012	$3,217,706	2024	$–	Total	$4,144,228
2013	$3,632,221	2025	$1,025,568
Total	$28,793,982	Total	$6,137,064

The Company's Hong Kong subsidiaries have non-capital losses for tax purposes of $34,852,270. These losses may be carried forward indefinitely.

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

12. Contingent Liabilities

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company's licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company incurring defense costs.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. The Company has accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

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

13. Related Party Transactions

The following table outlines the Company's related party transactions for the years ending:
	2005	2004	2003
Legal services provided by a law firm in which a director is a partner	$227,883	$125,708	$110,373
Fees paid on behalf of a significantly influenced company	$760	$10,442	$33,187
Management fees paid to a firm owned by a director	$–	$30,000	$120,000
Consulting fees paid to a firm owned by an officer	$49,333	$46,067	$26,136

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. At June 30, 2005, the full amount of the note receivable including accrued interest was impaired and hence provided for (see note 4).

At year-end, the amounts due from (to) related parties are as follows:
	2005	2004	2003
Due to a law firm in which a director is a partner	$(47,388)	$(5,338)	$(411)
Due from significantly influenced company	$–	$43,629	$33,187
Due to companies owned by a director or an officer	$–	$–	$(10,000)

On December 30, 2005, an entity that is a related party to a director of the Company, who is also an officer, purchased 180,000 shares of Archer representing 1.6 percent of its outstanding shares at December 31, 2005.

14. Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2010. The Company recorded rent expense for 2005 of $573,516 (2004 – $480,575; 2003 – $747,023).

Annual rentals under these leases for each of the next five years are as follows:
2006	$1,161,165
2007	638,202
2008	119,471
2009	74,755
2010	37,377
Total	$2,030,970

Under the Private Vocational Schools Act for the Province of Ontario, Section 9 of Regulation 939, all institutions conducting or operating a private vocational school must be accompanied by a bond. Such bond can be obtained from a guarantee company approved under the Guarantee Companies Securities Act and it is non-negotiable and nontransferable. Two schools owned by Archer operate under this regulation and have bonds totaling $55,890 with a recognized guarantee company.

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

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

15. Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" – software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 54 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap™ combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType™ is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText® provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix™ is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma® is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper – naturally and efficiently – in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

Through its e-Learning business segment which includes Oztime, EPI, Archer and an equity interest in MLG, the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provides personal and organizational teaching and learning through Canadian based schools.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

The Company's primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

						Operating profit
		Revenue				(loss), before
	License and	Other			Other operating	interest and
	implementation fees	product	Total	Amortization	expenses	other income
2005
Zi Technology	$ 10,614,043	$–	$ 10,614,043	$975,867	$ 12,125,972	$ (2,487,796)
e-Learning	–	770,470	770,470	9,825	1,606,974	(846,329)
Corporate	–	–	–	176,427	1,455,940	(1,632,367)
Total	$ 10,614,043	$770,470	$ 11,384,513	$ 1,162,119	$ 15,188,886	$ (4,966,492)
Interest expense and interest and other income						360,504
Minority interest						(23,920)
Loss before income taxes						$(4,629,908)
2004
Zi Technology	$ 12,898,838	$–	$12,898,838	$709,064	$7,915,192	$4,274,582
e-Learning	–	504,213	504,213	24,646	3,223,272	(2,743,705)
Corporate	–	–	–	193,176	3,798,053	(3,991,229)
Total	$ 12,898,838	$504,213	$13,403,051	$926,886	$ 14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss before income taxes						$ (2,388,199)
2003
Zi Technology	$9,918,998	$–	$9,918,998	$1,124,047	$6,928,139	$1,866,812
e-Learning	–	684,070	684,070	75,042	1,400,830	(791,802)
Corporate	–	–	–	181,176	3,229,712	(3,410,888)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss before income taxes						$(2,931,109)

		2005			2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$3,855,682	$ 6,036,312	$ 9,891,994	$2,092,519	$6,375,649	$8,468,166
e-Learning	795,559	833,102	1,628,661	30,879	1,016,799	1,047,678
Corporate	394,586	10,489,264	10,883,850	656,646	11,526,381	12,183,027
Total	$ 5,045,827	$ 17,358,678	$ 22,404,505	$2,780,044	$ 18,918,827	$21,698,871

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Corporate includes non-cash compensation expense related to issuance of non-employee stock options and RSU's in 2005 of nil (2004 – $1,371,398; 2003 – $516,354) and non-cash interest expense of nil (2004 – nil; 2003 – $95,344). All additions to software development costs of $930,264 in 2005 (2004 – $1,661,974) are part of Zi Technology operations.

						Operating profit
		Revenue				(loss), before
	License and	Other			Other operating	interest and
	implementation fees	product	Total	Amortization	expenses	other income
2005
Canada	$4,175,334	$45,717	$4,221,051	$909,599	$6,869,298	$(3,557,846)
China	5,019,599	724,753	5,744,352	59,836	4,800,499	884,017
USA	1,021,769	–	1,021,769	14,246	2,024,754	(1,017,231)
Sweden	397,341	–	397,341	164,042	1,406,772	(1,173,473)
Other	–	–	–	14,396	87,563	(101,959)
Total	$10,614,043	$770,470	$11,384,513	$1,162,119	$15,188,886	$(4,966,492)
Interest expense and interest and other income						360,504
Minority interest						(23,920)
Loss before income taxes						$(4,629,908)
2004
Canada	$5,884,396	$8,120	$5,892,516	$785,332	$9,087,566	$(3,980,382)
China	5,207,579	496,093	5,703,672	111,477	3,870,783	1,721,412
USA	1,806,863	–	1,806,863	15,681	1,868,755	(77,573)
Other	–	–	–	14,396	109,413	(123,809)
Total	$12,898,838	$504,213	$ 13,403,051	$926,886	$14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss before income taxes						$(2,388,199)
2003
Canada	$3,731,859	$13,982	$3,745,841	$1,027,630	$5,649,385	$(2,931,174)
China	3,378,770	670,088	4,048,858	298,575	3,731,641	18,642
USA	2,808,369	–	2,808,369	34,689	2,031,146	742,534
Other	–	–	–	19,371	146,509	(165,880)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss before income taxes						$(2,931,109)

		2005			2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$3,534,976	$11,044,847	$14,579,823	$2,408,257	$15,920,950	$18,329,207
China	198,330	5,181,836	5,380,166	213,375	2,215,414	2,428,789
USA	26,860	535,127	561,987	50,441	750,474	800,915
Sweden	1,192,086	579,669	1,771,755	–	–	–
Other	93,575	17,199	110,774	107,971	31,989	139,960
Total	$5,045,827	$17,358,678	$22,404,505	$2,780,044	$18,918,827	$21,698,871

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

In 2005, two Zi Technology customers accounted for 31 percent or $3,583,403 (2004 – 34 percent or $4,587,871; 2003 – 26 percent or $2,719,936) of the Company's total revenue. Canada includes non-cash compensation expense related to issuance of non-employee stock options and RSU's in 2005 of nil (2004 – $1,371,398; 2003 – 516,354) and non-cash interest expense of nil (2004 – nil; 2003 – $95,334). All additions to software development costs of $930,264 in 2005 (2004 – $1,661,974) are part of Canadian operations.

16. Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with U.S. GAAP, conform to Canadian GAAP, in all material respects, except:

Start-up costs

Pursuant to Canadian GAAP Emerging Issues Committee ("EIC") Abstract 27, "Revenues and Expenditures During the Pre-Operating Period", certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network System Co. Ltd. of $205,842 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. U.S. GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2005, 2004 and 2003.

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:
	2005	2004	2003
Weighted average number of shares	46,152,711	41,373,309	38,719,786

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2005, 2004 and 2003, to translate the accounts of its subsidiaries to U.S. dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into U.S. dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed on the statement of shareholders equity under U.S. GAAP.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:
	2005	2004	2003
Net loss as reported in accordance with U.S. GAAP	$(5,317,423)	$(2,388,199)	$(2,931,109)
Adjustments:
Fair value of stock options issued	(2,752,396)	(1,624,153)	(1,679,224)
Foreign exchange gain (loss)	(114,108)	275,834	162,453
Total adjustments	(2,866,504)	(1,348,319)	(1,516,771)
Net loss under Canadian GAAP	$(8,183,927)	$(3,736,518)	$(4,447,880)
Loss per share under Canadian GAAP, basic and diluted	$(0.18)	$(0.09)	$(0.12)

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 9. The Company accounts for its grants under those plans in accordance with the fair value-based method of accounting for stock-based compensation. For stock option plans, the fair value of stock options is determined on their grant date and recorded as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:
Shareholders' Equity	2005	2004	2003
Shareholders' equity under Canadian GAAP, beginning of year	$12,445,779	$2,601,869	$3,654,888
Share capital issued and contributed surplus	3,340,190	13,580,428	3,394,861
Net loss under U.S. GAAP	(5,317,423)	(2,388,199)	(2,931,109)
Adjustments to net loss for the year under Canadian GAAP	(2,866,504)	(1,348,319)	(1,516,771)
Shareholders' equity under Canadian GAAP, end of year	$7,602,042	$12,445,779	$2,601,869

New accounting standards

The following guidelines issued by the Canadian Institute of Chartered Accountants ("CICA") did not or are not expected to impact the Company:

In January 2005, the CICA issued Section 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855,"Financial Instruments – Recognition and Measurement" and section 3865,"Hedges". The new standards increase harmonization with U.S. GAAP and will have no impact on the Company as we report under U.S. GAAP which includes similar requirements.

In June 2005, the CICA issued Section 3831, "Non-Monetary Transactions". The new standard increases harmonization with U.S. GAAP and had no impact on the Company as we report under U.S. GAAP which includes similar requirements.

Effective in 2005, Accounting Guideline 15, "Consolidation of Variable Interest Entities", which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called a VIE. The new guidance had no impact on the Company as we report under U.S. GAAP which includes similar VIE requirements.

17. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	2005	2004
Trade accounts payable	$1,529,348	$371,865
Compensation	1,275,824	1,011,397
Withholding tax and income taxes payable	721,966	372,685
Accounting and other compliance	311,251	173,363
Litigation and legal	255,866	1,120,130
Other accrued liabilities	117,309	31,840
Total	$4,211,564	$3,081,280

Notes to the Consolidated Financial Statements
 For the years ended December 31, 2005, 2004 and 2003
(All amounts expressed in United States of America dollars except share amounts)

Non-cash working capital

The following balances are included as part of non-cash working capital:
Non-cash working capital	2005	2004	2003
Accounts receivable	$1,660,575	$(1,561,047)	$(1,213,608)
Work-in-progress and inventory	–	–	97,455
Prepayments and deposits	(39,906)	(15,227)	303,880
Accounts payable and accrued liabilities	110,063	(1,018,027)	(151,974)
Deferred revenue	1,019,146	1,604,532	593,639
Decrease (increase) in non-cash working capital	$2,749,878	$(989,769)	$(370,608)

Loss per share

In 2005, all stock options, RSU's and warrants in the amount of 4,959,869 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (2004 – 6,374,836; 2003 – 6,014,904).

18. Governmental Regulation

Archer and each institution are subject to regulation by federal and provincial governmental agencies and accrediting bodies. In order to participate in the various provincial student financial assistance programs, the schools must satisfy regulatory scrutiny on the basis of numerous standards as well as demonstrate their compliance to the governmental bodies on an ongoing basis. As of December 31, 2005, management believes that Archer's institutions were in compliance with the applicable regulations in all material respects.

All institutions participating in the provincial student assistance programs must satisfy specific standards of financial responsibility. The provincial governmental bodies evaluate the institutions for compliance with these standards each year, based on the institutions' audited financial statements.

Because Archer operates in a regulated industry, it may be subject to, from time to time, investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. There can be no assurance that other regulatory agencies or third parties will not undertake investigations or make claims against Archer, or that such claims, if made, will not have a material adverse effect on Archer's business results of operations or financial condition.

19. Subsequent Events

Subsequent to year end, Zi effectively divested of an additional interest in Archer through dilution and holds 44.8 percent.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated financial statements of Zi Corporation (the ''Company'') as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our reports thereon dated March 17, 2006 (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting); such financial statements and reports are included in the 2005 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 17, 2006

Schedule 11 - Valuation and Qualifying Accounts

Balance at
	Beginning of	Charged to costs		Balance at
	Year	and expenses	Deductions	End of Year
Allowance for Doubtful Accounts
Year Ended December 31, 2005	$ 154,108	$ 278,589	$ 6,000	$ 426,697
Year Ended December 31, 2004	$ 507, 640	$ 68,844	$ 422,376	$ 154,108
Year Ended December 31, 2003	$ 247,062	$ 260,578	$ -	$ 507,640