Form 20-F
period 2006-12-31
ZI CORP
filed 2007-04-03
CIK 922658

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2008
Estimated average burden
Hours per response. 2631.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

□ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

□ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report...................

For the transition period from ___________________________ to _______________________

Commission file number        000-24018

ZI CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

2100, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006.

46,688,624

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

(  ) Yes     (X) No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(  ) Yes     (X ) No

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

(X) Yes     (  ) No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.

(  ) Item 17      (X) Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

(  ) Yes      (X) No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

(  ) Yes      (  ) No

TABLE OF CONTENTS

PART I	7
Introduction	7
Forward-Looking Information	7
Item 1. Identity of Directors, Senior Management and Advisers	8
Item 2. Offer Statistics and Expected Timetable	8
Item 3. Key Information	8
A. Selected financial data.	8
Currency and Exchange Rates	9
B. Capitalization and indebtedness.	9
C. Reasons for the offer and use of proceeds.	9
D. Risk factors.	9
Item 4 -Information on the Company	19
A. History and Development of the Company	19
Acquisition and Development of Input Technology	19
Acquisition and Divestiture of Oztime	21
Acquisition and Divestiture of EnglishPractice Inc.	22
Acquisition of Archer Education Group Inc.	22
Acquisition of Assets of Decuma AB	23
Intellectual Property Litigation	23
Dispositions and Discontinued Operations	24
Telecom Technology Corporation Limited	24
The Magic Lantern Group of Companies	24
Acquisition of Zi Shares by the Lancer Funds	25
Principal Capital Expenditures and Divestiture	27
B. Business overview.	28
Zi in General	28
Zi Technology Business Unit	28
Description of eZiText and eZiType	28
Licensing of eZiText	30
Description of Qix	30
Description of Decuma Handwriting Recognition Solutions	30
Investment in Archer Education Group Inc.	31
Geographic Segments	31
C. Organizational Structure	32
D. Property, plants and equipment.	33
Item 4A. Unresolved Staff Comments	33
Item 5. Operating and Financial Review and Prospects	33
A. Operating results.	34
Recent Developments:	35
Critical Accounting Policies and Estimates	35
Software Development Costs	36
Revenue Recognition	36
Stock-Based Compensation Plan	36
Contingencies	37
Accounting for Income Taxes	37

Recent accounting pronouncements	37
Quarterly Overview	38
Operating Results	40
Net Loss	40
Revenue	41
Cost of Sales & Gross Margin	43
Selling, General and Administrative Expenses	43
Legal	43
Product Research and Development Expense	44
Depreciation and Amortization	44
Interest and Other Income	45
Income Tax Expense	45
Impact of Inflation and Changing Prices	45
Impact of Governmental Policies and Other Factors on Operations and Investments	45
B. Liquidity and capital resources.	45
Financial Condition and Liquidity	46
Cash Requirements Outlook	46
Cash applied to Operating Activities	46
Financing Activities	47
Investing Activities	47
Commitments and Contractual Obligations	47
Transactions with Related Parties	48
Off-Balance Sheet Arrangements	48
Capital Expenditure Commitments	48
C. Research and development, patents and licenses, etc.	49
D. Trend information.	49
Litigation/Indemnification	49
Subsequent Events	50
E. Off-balance sheet arrangements.	51
F. Tabular disclosure of contractual obligations.	51
G. Safe harbor.	51
Item 6. Directors, Senior Management and Employees	52
A. Directors and senior management.	52
B. Compensation.	53
(a) Compensation of Directors	53
(b) Compensation of Executive Officers	54
1. Summary Compensation	54
Summary compensation table	54
Stock Options	55
Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR values	56
Long-term Incentive Plans	57
Stock Appreciation Rights and Restricted Shares	57
Stock Option and SAR Repricing	57
Pension and Retirement Plans and Payments made upon Termination of Employment	57
Employment Contracts	57

(c) Plans and Share Options	59
(d) Other Compensation	59
C. Board practices.	59
(a) Board of Directors	59
Board Committees	59
Audit Committee	59
Compensation Committee	60
Corporate Governance Committee	61
D. Employees.	61
E. Share ownership.	62
(a) Share and Option Holdings	62
(b) Option Plans	63
Purpose of Plans	63
Eligibility	64
Administration of the Plans	64
Amendment of the Plans	64
Necessary Approvals	64
Adjustment in Shares Subject to the Plan	64
Item 7. Major Shareholders and Related Party Transactions	66
A. Major shareholders.	66
B. Related party transactions.	67
C. Interests of experts and counsel.	69
Item 8. Financial Information	69
A. Consolidated Statements and Other Financial Information.	69
Legal Proceedings	69
Dividend Policy	71
B. Significant Changes.	71
Item 9. The Offer and Listing.	71
A. Offer and listing details – Stock Price History	71
B. Plan of distribution.	72
C. Markets.	72
D. Selling shareholders	72
E. Dilution.	72
F. Expenses of the issue.	72
Item 10. Additional Information.	72
A. Share capital.	72
B. Memorandum and articles of association.	73
Directors	73
Common Shares	74
Preferred Shares	74
Changing Rights of Shareholders	74
Shareholder Meetings	74
Limitations on Right to Own Securities	75
Change of Control	77
Disclosure of Ownership	77
C. Material contracts.	77

D. Exchange controls.	77
E. Taxation.	78
Material Canadian Income Tax Consequences	78
Material United States Federal Income Tax Consequences	78
F. Dividends and paying agents.	84
G. Statement by experts.	84
H. Documents on display.	84
I. Subsidiary Information.	84
Item 11. Quantitative and Qualitative Disclosures About Market Risk.	84
(A) Quantitative information about market risk	84
(B) Qualitative information about market risk	85
Interest Rate Risk	85
Foreign Exchange Rate Risk	85
Item 12. Description of Securities Other than Equity Securities.	85
PART II	85
Item 13. Defaults, Dividend Arrearages and Delinquencies.	85
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	85
Item 15. Controls and Procedures.	85
Item 16. [Reserved]	86
Item 16A. Audit committee financial expert.	86
Item 16B. Code of Ethics.	86
Item 16C. Principal Accountant Fees and Services.	87
Audit Fees	87
Audit Related Fees	87
Tax Fees	87
All Other Fees	87
Item 16D. Exemptions from the Listing Standards for Audit Committees.	87
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	87
PART III	87
Item 17. Financial Statements.	87
Item 18. Financial Statements.	87
Item 19. Exhibits.	87
EXHIBIT INDEX	89

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

On March 23, 2007, the exchange rate for the United States of America ("U.S.") dollar was $0.8621 = CDN$1.00. Please see Item 3 - Key Information - Selected Financial Data for more detailed U.S. dollar to Canadian dollar exchange rate information.

In this document, cross-references relevant to the information being requested may be provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this document that may relate to the disclosure in question.

Forward-Looking Information

This Form 20-F annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, the following: our history of operating losses and uncertainty of future profitability; risks associated with certain legal disputes between the Company and the receiver for the Lancer group of funds (the "Receiver") and the settlement thereof, including disruption of the Corporation's business and diversion of management and financial resources, financing and market risks associated with the ownership by the Receiver of approximately 40 percent of the Corporation's outstanding shares; the possible impact of future financings; uncertainty as to the degree of and continuing market acceptance of our products and services; uncertainties relating to product development; risks associated with the number, amount and timing of new product introductions; uncertainty regarding patents, proprietary rights and software piracy; variability in customer demand; our dependence on third party performance under marketing and licensing arrangements; risks associated with the contingent nature of continued performance under major sales contracts; rapid technological change, product obsolescence and competition; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the potential for adverse developments in pending litigation; risks associated with the defense of its licensees in the University of Texas patent infringement lawsuit; risks associated with the settlement of a U.S. patent infringement lawsuit; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China"); uncertainties associated with the Canadian Revenue Agency's audit of the Company's cross border transactions; adverse changes in general business conditions in any of the countries in which we do business; changes in our size and structure; the effectiveness of our management and our strategic relationships; risks related to possible defects in our products; risks associated with our ability to attract and retain key personnel; uncertainties regarding our need for additional capital; uncertainty regarding the fluctuations of our quarterly results; risks related to our acquisitions of companies and technologies; uncertainties relating to our status as a non-U.S. corporation; risks associated with our investments and other risks and uncertainties described under "Item 3 - Key Information - Risk Factors" and elsewhere in this report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.      Selected financial data.

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with U.S. GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2002 through the fiscal year ended December 31, 2006, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Operating and Financial Review and Prospects" and "Item 18 - Financial Statements". The consolidated statements of loss information for fiscal years 2002 and 2003, and the consolidated balance sheet information as of December 31, 2002, 2003, and 2004 as set forth below, have been derived from audited Consolidated Financial Statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2002 throughout the fiscal year ended December 31, 2006.

	2006	2005 restated(3)	2004 restated(3)	2003	2002
	(in thousands of U.S. dollars except per share data)
Revenue from continuing operations	12,392	11,385	13,403	10,603	8,416
Operating loss from continuing operations (1)	(9,305)	(4,966)	(2,460)	(2,336)	(19,246)
Operating loss from continuing operations per share	(0.20)	(0.11)	(0.06)	(0.08)	(0.52)
Net loss from continuing operations (1)	(10,995)	(5,317)	(2,724)	(2,931)	(19,498)
Net loss from continuing operations per share	(0.24)	(0.12)	(0.07)	(0.08)	(0.52)
Net loss (2)	(10,995)	(5,317)	(2,724)	(2,931)	(25,206)
Basic and diluted net loss per share	(0.24)	(0.12)	(0.07)	(0.08)	(0.67)
Total assets	14,547	22,405	21,699	10,686	11,870
Capital stock and additional paid-in capital	113,736	111,480	108,140	94,559	91,165
Accumulated deficit and accumulated other comprehensive loss	(108,918)	(98,158)	(92,727)	(90,278)	(87,510)
Net assets	4,818	13,322	15,413	4,281	3,655
Outstanding shares, in thousands	46,689	46,273	45,225	39,372	37,914

(1)   2002 operating and net loss from continuing operations includes litigation and judgment costs of $7.1 million and impairment of intangible assets of $2.9 million. 2004 operating and net loss from continuing operations includes a $2.0 million impairment charge relating to a note receivable.

(2)   2002 net loss includes loss from discontinued operations of $5.7 million (2001 - $5.1 million).

(3)   Income tax expense for the year ended December 31, 2004, previously reported as nil, has been restated to $336,161. As a result, the net loss for the year ended December 31, 2004, previously reported as $2,388,199, has been restated to $2,724,360. Similarly, net loss per share for the year ended December 31, 2004, previously reported as $0.06, has been restated to $0.07. In addition, the accumulated deficit as at December 31, 2004, previously reported as $91,927,031, has been restated to $92,263,192. Comprehensive net loss for the year ended December 31, 2004, previously reported as $2,112,365, has been restated to $2,448,526.

Currency and Exchange Rates

The following table sets out the exchange rates for the U.S. dollar expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods):

	U.S. Dollar Per One Canadian Dollar Year Ended December 31
	2006	2005	2004	2003	2002
End of period	0.8581	0.8598	0.8319	0.7713	0.6339
Average for the period	0.8847	0.8255	0.7685	0.7158	0.6369

The following table sets out the high and low exchange rates for the U.S. dollar expressed in terms of one Canadian dollar in effect at the end of the following periods:

	U.S. Dollar per One Canadian Dollar
	September 2006	October 2006	November 2006	December 2006	January 2007	February 2007
High for the month	0.9047	0.8965	0.8868	0.8795	0.8584	0.8632
Low for the month	0.8871	0.8783	0.8715	0.8581	0.8457	0.8437

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 23, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollar into Canadian dollars was U.S.$1.00 = CDN$1.1560.

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

Our Company has a limited history of operating profits. Our consolidated net losses totalled $11.0 million in our fiscal year ended December 31, 2006, $5.3 million in our fiscal year ended December 31, 2005, and $2.7 million in our fiscal year ended December 31, 2004. As of December 31, 2006, our accumulated deficit was $108.6 million. We face significant and potentially costly challenges in simultaneously pursuing key research and development goals and attracting customers for our products and services.

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

Our operations may have been, and could be in the future, adversely affected by the Receiver for the Lancer Funds holding approximately 40% of the Company's shares.

In August 2003 we became aware of information that suggested a group of funds, including Lancer Partners LP and Lancer Offshore Inc. (collectively, the "Lancer Funds"), had accumulated a significant percentage of our outstanding common shares. This information followed the appointment in July 2003 of the Receiver for the Lancer Funds who was appointed as a result of a U.S. Securities and Exchange Commission (the "SEC") enforcement proceeding which alleged securities law violations by the management of the Lancer Funds. In December 2003, we learned through Lancer Funds' regulatory disclosure that the Lancer Funds believed their ownership amounted to approximately 49 percent of our outstanding shares at the time. As of December 31, 2006, the Lancer Funds have disclosed that their ownership amounted to approximately 40 percent of our outstanding shares. While the enforcement proceeding did not allege wrongdoing in connection with our common shares or any of the affairs of the Company, the accumulation was done in apparent violation of U.S. and Canadian securities laws, and without our knowledge or assistance. In July 2005, the Receiver for the Lancer Funds stated in a filing with the SEC that the Receiver was considering requesting a special meeting of shareholders for the purpose of removing the then current members of the Board of Directors (other than Donald Moore). In August 2005, the Receiver issued such a request and also a request for a copy of our shareholder list. In response to these actions, we obtained an interim order from the Court of Queen's Bench of Alberta (the "Alberta Court") prohibiting the Receiver from calling the special meeting, based upon the Lancer Funds' apparent violations of applicable corporate and securities law. We also initiated proceedings before the Alberta Securities Commission ("ASC") to require the Receiver to dispose of its shareholdings or make a proper takeover bid to all shareholders of the Company. The Receiver opposed these actions, and sought relief in a Florida court through a contempt motion against the Company. However, at the Company's annual general meeting of shareholders held on December 22, 2006, the Receiver voted in favor of our management's recommendation as to the composition of the Company's Board of Directors.

In February 2007, the Company and the Receiver entered into a conditional settlement agreement, which aims to settle any and all outstanding claims and issues between the Receiver, the Lancer Funds and the Corporation. See Item 4 – Information on the Company – History and Development of the Company. According to the terms of the settlement agreement, both the Receiver and Michael Lobsinger, who are both significant shareholders of the Corporation, each have the obligation to vote their shares in favor of the other party's two director nominees, up until the Corporation's shareholders' meeting held in respect of the fiscal year ended 2007, and the Corporation shall not nominate Mr. Lobsinger nor certain persons or entities related to Mr. Lobsinger for appointment to the Corporation's board of directors.

The legal matters related to the Receiver have or may have adversely affected our operations in a number of ways:

  The Company has incurred significant legal fees in connection with issues concerning the Receiver.

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

  Our efforts to recruit highly qualified members of executive management and additional directors from our industry have been hampered by the disputes between the Company and the Receiver.

  Scarce management resources have been diverted from Company operations to addressing the foregoing concerns raised by our customers, employees, shareholders and potential acquisition candidates.

Uncertainties regarding the impact of possible sales of our shares by the Receiver may negatively impact the market price for our securities.

According to the Receiver's filings with the SEC, as of the date of this Report, the Receiver holds approximately 40 percent of our outstanding shares. The Receiver has in the past, and may in the future, announce an intention to sell shares in the open market. These announcements, whether or not they are accompanied by contemporaneous sales, may have a depressive effect on the market price for our securities.

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

▪         evolving customer requirements; and

▪         aggressive price competition.

We believe that these trends will continue into the foreseeable future. Our success will depend, in part, upon our ability to:

▪         enhance our existing products and gain market share while controlling costs;

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

The software industry is intensely competitive and is characterized by rapid technological advances, evolving industry standards, price competition and technological obsolescence. Major Asian and North American software and technology companies engage in development of input or other interface software. Our actual or potential input technology competitors include, but are not limited to: Motorola; America Online Inc. ("AOL"); Nokia; OpenWave; Microsoft; Research in Motion,  Eatoni, Abaxia, Mobease, Communications Intelligence, PenReader, Vision Objects, TealPoint in Latin languages, PenPower, HanWang, Guobi and Chinastar. Many of our competitors have longer operating histories and have greater financial, technical, sales, marketing and other resources. To a great extent, our ability to compete will depend on such factors as product features, technical superiority, ease of use, price, quality, technical support and services, product development capabilities, marketing, distribution channels, and ability to meet delivery schedules. There can be no assurance that our products and services can compete successfully or gain market acceptance. Other corporations with greater financial and technical resources and larger marketing organizations could enter the market and pose a potential threat if they can develop technologies and products that can rival those developed by us or under license to us.

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

We rely on large and small customers to adopt our technology and our financial success may be affected if these customers either do not implement our technology or suffer their own financial hardships.

Our royalty and licensing fee-based revenues depend in substantial part on our ability to successfully integrate and maintain compatibility of our technology with the applications of our customers. Because the Zi Technology business segment relies heavily on third party integration of our technology into customer products, lead time to revenue recognition is longer than software products directly released into consumer channels. Purchase of our products by customers often requires significant expenditure of time and resources by the customers. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of our products and technologies. During this evaluation period, we may expend substantial sales, marketing and management resources.

Furthermore, our products and technologies sold and integrated into customer applications are subject to both customer production schedules and customer success in marketing the products and generating product sales. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays. We may not be successful in continuing to be selected as a technology provider for these customers, and the failure to be selected by our customers would have a material adverse effect on our sales. In addition, the resolution of a patent infringement claim with a principal competitor restricts the Company and its affiliates from using and selling certain no-longer distributed earlier versions of eZiText for Latin-based languages in the United States. Furthermore, due to our royalty-based revenue model, the failure of our key customers to achieve market acceptance of products incorporating our software could have a material adverse effect on our business, operating results and financial condition.

As well, the Company has invested money, time and resources into the acquisition and development of Decuma and Qix technologies, both of which are recent additions to the Zi portfolio of products. We may not be successful in persuading customers to license such technologies. Potential customers may spend significant amounts of time evaluating our technologies prior to their decision to license and deploy our products. Furthermore, any customers who do license such technology may fail to achieve market acceptance of products incorporating such technologies. Due to our license-fee and royalty-based revenue models, any of the above-referenced potential failures could have a material adverse effect on our business, operating results and financial condition.

Due to these factors, our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This would cause our operating results and stock price to fluctuate. Customers typically perform numerous tests and extensively evaluate products before incorporating them into products. In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of customers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders or chooses not to deploy products incorporating our technology.

Some of our major customers are not profitable and are subject to reduced demand for products and services currently affecting the telecommunications industry. In 2006, 2005 and 2004 we derived 34%, 31% and 34% percent respectively, of our total revenue from two customers. We believe that revenue derived from current and future customers who dominate handset phone manufacturing will continue to represent a significant portion of our total revenue for our technologies. Our inability to continue to secure and maintain a sufficient number of contracts from such dominant customers would have a material adverse effect on our business, financial condition, operating results and cash flows derived from our technologies. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions. Moreover, certain of our key customer licenses are at, or approaching, the end of their license terms and it is uncertain whether we will be successful in negotiating renewals with these customers.

Our overall market breadth for products and services may be constrained by:

▪         the increasing market share of major handset industry leaders;

▪         the influence of software integrators and platform suppliers in serving new customers with pre-packaged solutions; and

▪         consolidation among the customer base.

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

For a summary of material legal proceedings related to the Company, see – Item 8 – Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.

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

As described in Item 4 - Information on the Company - Intellectual Property Litigation, the Company and AOL settled a judgment under U.S. based litigation by a written settlement agreement dated December 6, 2002. Under the settlement agreement, the Company consented to, inter alia, an injunction under a consent judgment which prohibits the sale or use in the United States of earlier versions of the Company's eZiText product. Such earlier versions of eZiText are not currently sold or offered for sale or used by the Company in the United States. This injunction does not apply to or prohibit the sale or use of such earlier versions of the Company's eZiText product in countries other than the United States. In the ordinary course of business, the Company, AOL and others seek to protect their intellectual property in various countries and jurisdictions through administrative proceedings and civil litigation. The settlement of the AOL lawsuit dealt only with certain patent infringement claims in the United States. There can be no assurance that we will be successful in various challenges filed in respect of certain of AOL's patent claims outside of the United States. The outcome of any of these proceedings, if determined adversely, raises the possibility that additional civil action could follow.

We need to be able to manage our growth or else our operating results and financial condition will be materially adversely affected.

We believe that continued growth in the number, breadth and complexity of our product lines while controlling our operating costs will be required to establish and maintain our competitive position. Our growth, coupled with the rapid evolution of our markets, has placed, and is likely to continue to place, significant strain on our administrative, operational and financial resources and increased demands on its internal systems and procedures, particularly as this growth has been, and will likely continue, on a global basis. In the event that our operations continue to grow, or grow rapidly, there is a risk that our current administrative infrastructure, systems and procedures may not be adequate to support our operations, or that management may not be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for our products and services. If we are unable to manage future growth effectively, our business, operating results and financial condition may be materially adversely affected.

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

Our success will be dependent, in part, on the performance of our personnel who develop our technology and manage our business. We have personnel that we believe are competent in the development of our technology, services and software related products and have endeavoured to hire and retain qualified managerial and technology development services people for the development and expansion of the Zi Technology business. Nevertheless, failure to retain their expertise or to attract and retain key personnel with necessary technological and marketing skills, in addition to Milos Djokovic, President and Chief Executive Officer, Blair Mullin, Chief Financial Officer, Roland Williams, Senior Vice President of Technical Innovations, Axel Bernstorff, Vice President of Global Sales, Brandon Mensinga, Director – Qix and Corneil Goud, Director – Predictive Text, could have a materially adverse effect upon our ability to grow and operate profitably. The Company's insurance coverage does not include key-man life insurance for any of the above mentioned individuals. It should be noted that we have engaged an executive services and consulting firm to provide us with the services of Blair Mullin as our Chief Financial Officer.

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

We may require capital to finance the continued growth of operations. To date, we have raised capital primarily through private placements of common shares. As of March 23, 2007, our cash position was approximately $2.30 million. Subsequent to March 23, 2007, the Company announced that it had secured commitments totaling $6,000,712 in gross proceeds from individual and institutional investors in a brokered private placement in the United States and a non-brokered private placement in Canada.  Unless our cash flow from operations is sufficient to meet our operating capital requirements, any shortfall must be covered by our cash position, the sale of securities or through other forms of third party financing. We believe our current cash resources will be adequate to support our existing business activities assuming stable revenue and absent unexpected costs or expenses. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. However, we may still require additional financing to support our product expansion or continued operations. There can be no assurance that sufficient financing will continue to be available to sustain our operations and growth, to develop new and existing markets or to complete development of products that fully exploit our owned or licensed technologies. Failure to obtain adequate additional financing on a timely basis could have a material adverse effect on our business.

Our quarterly results are subject to fluctuations which could negatively affect our financial results.

We have experienced, and are likely to continue to experience, significant fluctuations in quarterly operating results caused by many factors. These factors include:

▪         dependence on the market acceptance and sales of our licensees' products in which our technologies are embedded;

▪         seasonality of sales of our licensees' products;

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

At December 31, 2006, the Company held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in Chinese renminbis ("RMB") through its principal Chinese subsidiary.  Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

We are subject to foreign currency exchange risks, accordingly, fluctuations in exchange rates could have a material effect on our results of operations.

A significant portion of our expenses have been, and will likely continue to be, incurred or generated in currencies other than the U.S. dollar, principally the Canadian dollar, Hong Kong dollar, Chinese renminbi and Swedish krona. Our results are reported in U.S. dollars. Accordingly, fluctuations in exchange rates have a material effect on our results of operations. In 2005, Chinese authorities re-valued the renminbi and it is no longer pegged against the U.S. dollar. To date, we have not engaged in foreign currency exchange rate hedging activities. If we implement hedging techniques in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities. Conversion of the Chinese renminbi to other currencies is subject to approval by the government of China. Foreign exchange gains or losses for the past three years have been: a gain of $235,113, a loss of $114,108 and a gain of $275,834 in each of 2006, 2005 and 2004, respectively.

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

We are subject to examinations by taxation authorities of the jurisdictions in which we operate in the normal course of operations.

In 2006, Canada Revenue Agency ("CRA") commenced an audit of Zi Corporation. We intend to present to CRA a comprehensive review of our international transfer pricing policies and procedures and documentation requirements. The ultimate resolution of this matter is uncertain and we are currently working with our tax advisors to determine a range of possible outcomes.  Should the ultimate resolution be unfavourable for the Company, we could be faced with a significant tax liability.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain the Company's current status as a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S.  The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

If the Company is characterized as a passive foreign investment company, its shareholders may be subject to adverse U.S. federal income tax consequences.

The Company has not made a determination as to whether it is considered a "passive foreign investment company" (a "PFIC"), as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any "excess distributions" (as specifically defined in the Code) paid on the securities must be ratably allocated to each day in a U.S. taxpayer's holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  See "Item 10.E - Material United States Federal Income Tax Consequences."

The Company may be deemed to be a controlled foreign corporation under the Code.

If more than 50% of the voting power of all classes of shares or total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of shares of the Company, the Company could be treated as a "controlled foreign corporation," as such term is defined under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of the Company.

The Company has not made a determination as to whether it is a controlled foreign corporation under the Code, and cannot give any assurance that it would not be determined to be a controlled foreign corporation under the Code now or in the future.  See "Item 10.E - Material United States Federal Income Tax Consequences."

Item 4 -Information on the Company

A. History and Development of the Company

Our head and principal office is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2. Our telephone number is (403) 233-8875 and our facsimile number is (403) 233-8878. Our common shares are listed on the Toronto Stock Exchange under the symbol "ZIC" and on the NASDAQ Global Market under the symbol "ZICA".

We were incorporated under the Business Corporations Act (Alberta) in Alberta, Canada on December 4, 1987 as Cancom Ventures Inc. On August 30, 1989, we changed our name to Multi-Corp Inc. and thereafter changed our name to Zi Corporation in June 1997.

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

Acquisition and Development of Input Technology

Effective November 1993, we acquired three licenses relating to certain computer software, word processing software and language translation technology known as the "Jiejing Input System", the "Zitong Input System" and the "Chappell/Yates Translation Technology", respectively (collectively, referred to as the "Jiejing Licenses").

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

Effective February 1998, we acquired the rights to, and ownership, of the technology underlying the Jiejing Licenses and terminated the Jiejing Licenses.

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

On December 17, 1997, we acquired full ownership rights to United States patent number 5,109,352 (the "352 Patent" or the "O'Dell Patent") which is entitled "System For Encoding A Collection Of Ideographic Characters". The 352 Patent can be generally described as a computer input system for Chinese and Japanese characters where the different strokes for composing the characters are classified into different groups, each identified by a code number. The string of code numbers representing each character follows a traditional writing sequence of the character from the very first stroke to the end of the string of code numbers. The computer usually identifies the character before the entire writing sequence is completed. Certain aspects of our eZiText products are based on the intellectual property covered under the 352 Patent.

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

Effective as of December 2005, Archer Education Group Inc., acquired Oztime from AT&T, with the purchase price set at 4,800,000 common voting shares of Archer, of which 4,140,000 shares were issued in the name of AT&T, and 660,000 shares were issued in the name of certain Oztime employees, as designated by AT&T. Of the 4,140,000 shares issued to AT&T, 1,000,000 shares were deposited with an escrow agent (the "Archer Escrow Shares"). The release of the escrowed shares was subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.   As at December 31, 2006, Oztime revenues earned did not reach the required level and therefore the escrowed shares were cancelled.

As of December 31, 2005 approximately 53.2 percent of Archer's outstanding shares were owned by Zi or its subsidiaries. As of December 31, 2006, the Company's ownership position in Archer had been diluted to 42.2 percent.  Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$629,300.

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

EPI owns two proprietary software products: (i) The Lesson Manager; and (ii) The Content Generator. The Lesson Manager allows teachers to enter questions and quizzes through a user friendly interface and the Content Generator converts the content entered into Java applications and corresponding HTML pages. EPI had over 570,000 users and over 6 million page views per month at the time of acquisition. EPI's revenue model was based on growing and leveraging its user base to receive revenues from advertising, sponsorship, pay per use, subscription and e-commerce opportunities. This revenue model did not prove to be effective and revenue streams did not develop following the acquisition. We did not believe that EPI would contribute any material revenues to us in the future as a standalone entity. As a result, EPI content and software products were integrated into Oztime's education portal business.

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

As of December 31, 2005 approximately 53.2 percent of Archer's outstanding shares were owned by Zi or its subsidiaries. As of December 31, 2006, the Company's ownership position in Archer had been diluted to 42.2 percent. Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$629,300.

Acquisition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer's shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company's ownership of Archer increased primarily by the sale of its Beijing Oztime Education & Network Technology Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI") subsidiaries to Archer.  At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. Zi therefore, accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer's results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 note receivable. The release of the escrowed shares was subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.   As at December 31, 2006, Oztime revenues earned did not reach the required level and therefore the escrowed shares were cancelled.

On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi's interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer's net loss at December 31, 2006, using the equity method.

Through a further private placement of Archer's common shares and exercise of stock options from March to December 2006, the Company's ownership of Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company's net investment in Archer increases resulting in a dilution gain to Zi of $758,903 as of December 31, 2006.

Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$629,300. The book value of the Archer shares sold had previously been reduced to zero by Zi; therefore, the Company expects to record a gain on the sale in the first quarter of 2007 of approximately US$629,300.

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

On November 7, 2002, the Company completed the sale of 55 percent of its interest in the Lantern Group to JKC Group Inc., which at the time was believed to be an arm's-length party. As part of the transaction, JKC Group Inc. changed its corporate name to Magic Lantern Group, Inc. ("MLG"). MLG traded on the AMEX under the ticker symbol "GML". At closing, the Company received a 45 percent equity interest in MLG consisting of 29,750,000 common shares and a three year promissory note in the face amount of $3,000,000. The Company obtained registration rights for its stock in MLG and its stock was registered with the SEC for trading. The promissory note was subject to adjustment based upon the financial performance of the Lantern Group for the first year after the sale. As a result of the level of MLG's financial performance during the year subsequent to closing, the face amount of the note was reduced to $2,000,000.

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

The Receiver filed an initial report on September 8, 2003 in the U.S. District Court in Florida, noting, among other things, that numerous substantial investment position discrepancies had been identified in many of the Lancer Funds' holdings. The Receiver remained uncertain of the Lancer Funds' ownership interest in many of those portfolio companies, including the Company. The initial report also disclosed that the Receiver could apply to the court for abatement of its obligation to make regulatory filings with the SEC or other appropriate agencies. The Company offered assistance to the Receiver to determine the extent of the Lancer Funds' holdings in the Company, including the provision of copies of its registered shareholder records and private placement subscription details.

In 2003, a statement of beneficial ownership on Schedule 13D was filed by the Receiver with the SEC. According to the Schedule 13D, the Receiver reported that it owned, through four Lancer entities, 19,407,364 common shares of the Company, or approximately 49 percent of the total issued and outstanding common shares of the Company.

Under the United States Securities Act of 1933, as amended (the "Securities Act") the Receiver is deemed to be an "affiliate" (as such term is defined in Rule 405 of the Securities Act) of the Company and its holdings in the Company are therefore subject to resale restrictions absent registration under the Securities Act. Under U.S. law, the amount of securities that may be publicly sold in the United States by an affiliate within any three-month period may not exceed the greater of one percent of the total number of Company shares outstanding, or the average weekly reported volume of trading in Company shares during the four weeks prior to the filing of a notice with the SEC of an intention to sell. The volume limitation does not apply to sales by the Receiver on the Toronto Stock Exchange.

On January 11, 2005, the Receiver filed an intention to sell in the aggregate up to 3,363,396 common shares in the ninety days thereafter pursuant to Rule 144 under the Securities Act. According to amendments to Schedule 13D, the Receiver sold an aggregate 689,356 shares of Zi during January and February 2005. On February 10, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,875,132 shares of Zi. On March 11, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,674,040 shares of Zi. No shares were sold in March 2005. On April 8, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi.  On April 18, 2005 the Receiver filed an intention to sell in the aggregate up to 2,674,040 common shares in the ninety days thereafter pursuant to Rule 144. No shares were sold in April 2005. On May 6, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi. Notwithstanding the Receiver's filings concerning the possible sale of shares of Zi, to the best of the Company's knowledge, no shares have been sold by the Receiver since February 2005. According to the Receiver's filings with the SEC, as of the date of this Report, the Receiver holds approximately 40 percent of our outstanding shares.

In July 2004, Zi completed a private placement for gross proceeds of CDN$10 million. As a condition of the financing, the Receiver, among others, agreed to a 150 day lock up of its shares. In return for this consideration, the Company agreed, among other things, to appoint one director to the Company's board as a nominee of the Receiver.  The Company subsequently appointed Donald Moore to the Board of Directors as the Receiver's nominee.

In 2005, the Receiver contacted the Company to request certain shareholder information with a view to calling a special meeting of the Company's shareholders, the purpose of which would be to elect a slate of directors proposed by the Receiver.

The Company sought the advice of legal counsel and concluded, among other things, that it would not cooperate with the Receiver in effecting what the Company believed was an unlawful takeover of the Company. In its filings to the Alberta Court, the Company cited Lancer's failure to comply with Alberta laws regarding takeover bids. The Alberta Court issued an interim order that, among other things, prohibited the Receiver from requisitioning a shareholders' meeting. The Receiver brought a motion to contest the Alberta Court's jurisdiction and to seek to have all related matters dealt with in a Florida Court. The Alberta Court, in a decision dated January 31, 2006, denied the Receiver's application to change venue, citing the Alberta Court as the proper forum to consider matters under the Business Corporations Act (Alberta) ("ABCA") and the  Securities Act (Alberta) and refused to set aside its interim order against the Receiver.

The Company brought a companion proceeding before the ASC on December 5, 2005, seeking among other things an order requiring the Receiver to either dispose of the Lancer Funds' Zi shares or make a lawful takeover bid to all of Zi's shareholders.  On March 16, 2006, the ASC dismissed a motion by the Receiver to stay or dismiss the ASC proceedings.

Separately, the Receiver instituted a contempt of court hearing before the U.S. District Court for the Southern District of Florida (the "Florida Court") claiming that the Company's filing before the Alberta Court violated a case management order which mandated that all proceedings against the Receiver be brought in the Florida Court. The Company was not a party to any previous proceeding before the Florida Court and argued that it was not subject to the case management order.

Zi had previously agreed to a U.S. venue for resolving certain contractual issues with the Receiver and the Alberta Court acknowledged that such agreement does not affect the Alberta Court's ability to rule on matters under the ABCA and Alberta securities laws.

At the Company's annual general meeting of shareholders held on December 22, 2006, the Receiver voted in favor of our management's recommendation as to the composition of the Company's Board of Directors. In February 2007, the Company and the Receiver entered into a settlement agreement, which aims to settle any and all outstanding claims and issues between the Receiver, the Lancer Funds and the Corporation. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the settlement agreement on behalf of the Lancer Funds. The settlement is also conditioned upon the parties securing the acknowledgement of the ASC that the ASC will dismiss with prejudice Zi's pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver's appointment, and such acknowledgement is not expected to be contentious. To date, orders have been secured from the United States District Court for the Southern District of Florida and from the United States Bankruptcy Court for the Southern District of Florida. The date of receipt of all such orders and acknowledgement will be the effective date of the settlement agreement (the "Settlement Agreement Effective Date"), which shall not be later than 120 days following the execution of the settlement agreement. Pursuant to the settlement agreement, as at the Settlement Agreement Effective Date, the Receiver and the Corporation have agreed to immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind.

In February 2006, Donald Moore, a director of the Company nominated by the Receiver, brought an action against the Company and Michael Lobsinger, who was the Chairman, President and CEO of the Company at such time, under the ABCA, claiming that the Corporation had failed to make certain records available to him as required by the ABCA and had denied him access to other records that he believed to be entitled to under the ABCA. This matter has been settled between the parties.

Principal Capital Expenditures and Divestiture

During the years ended December 31, 2003, 2004, 2005, 2006, and up to February 28, 2007 our principal capital expenditures were as follows:

	Amount of Expenditure (Divestiture)
Description of Expenditure	To February 28, 2007	2006	2005	2004	2003
Capitalized Software Development Costs	$147,290	$1,407,204	$930,264	$1,661,974	$237,618
Acquisition of Archer	Nil	Nil	581,638	Nil	Nil
Acquisition of Decuma	Nil	Nil	1,456,602	Nil	Nil
Acquisition of Magic Lantern	Nil	Nil	Nil	Nil	Nil
Computer & office equipment	$23,100	$304,457	$258,485	$178,258	$133,297

During the years ended December 31, 2003, 2004, 2005, 2006 and up to March 23, 2007, the Company did not have any significant capital divestitures.

In January 2005, the Company acquired the assets of Decuma AB for approximately U.S.$1.0 million, including fees and expenses. In the remainder of 2007, the Company's planned principal capital expenditures will be software development costs. The Company expects these expenditures will be incurred primarily in Canada, China and Sweden. See Item 18 - Financial Statements - Note 4 for a detailed description of the acquisitions. These planned capital expenditures will be financed through existing cash reserves.

Financing efforts subsequent to 2006 year end.

In March 2007, the Company announced that it had secured commitments totaling $6,000,712 in gross proceeds from individual and institutional investors in a brokered private placement in the United States and a non-brokered private placement in Canada. The private placements will result in the issuance of 3,776,848 units ("Units"), with each unit comprised of one common share and 40 percent of one common share purchase warrant, at a price of US$1.61 per Unit. The Warrants have a term of five years and can be exercised commencing six months from the date of closing. Each Warrant has an exercise price per common share of US$2.14. Proceeds are intended to be used for general corporate purposes.

B. Business overview.

Zi in General

The business of our Company is organized as follows.

The principal business unit of the Company is the Zi Technology business unit in which our core eZiText, eZiType, Decuma and Qix business is carried on. Our core technology product, eZiText, and its companion application, eZiType, are predictive text input solutions that predict words and/or phrases for use in messaging and other text applications. eZiText supports 60 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing. In January 2005, we acquired the assets of handwriting recognition software specialists Decuma AB. In February 2005, we announced a new product, Qix, which is a mobile search and service discovery engine that enables rapid discovery of contacts, features, services and more, on mobile handsets. Qix removes barriers to revenue-producing features on mobile phones by significantly reducing the number of key presses needed to navigate through content. .

Zi Technology Business Unit

Description of eZiText and eZiType

Although eZiText can be used in 60 written languages, it was initially developed in an effort to resolve the problem of inputting ideographic-based languages, such as Chinese, into a computer or other electronic device with an alphanumeric keyboard. The following example illustrates how eZiText Chinese is applied to resolve this challenge and illustrates how the principles of eZiText Chinese can also be applied to alphabet-based languages.

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

In 2006, Zi announced its development of a predictive text solution for keyboards called eZiType. This solution offers the predictive word capabilities similar to eZiText, with the added benefit of auto-correction when users misspell or accidentally press the wrong character. The solution is made for physical and virtual keyboards and currently applies to alphabetic based languages.

eZiText can now be used in the following languages: Afrikaans, Arabic, Bengali, Bulgarian, Chinese (PRC, Hong Kong and Taiwan), Croatian, Czech, Danish, Dutch, English (British, American PRC, Hong Kong and Taiwan), Estonian, Farsi, Finnish, French (European and Canadian), German, Greek, Gujarati, Hebrew, Hindi, Hungarian, Icelandic, Indonesian, Italian, Japanese, Kannada, Korean, Latvian, Lithuanian, Malay, Marathi, Malayalam, Norwegian, Polish, Portuguese (European and Brazilian), Punjabi, Romanian, Russian, Serbian, Slovak, Slovenian, Spanish (European and Latin American), Swahili, Swedish, Tagalog, Tamil, Telugu, Thai, Turkish, Ukrainian, Urdu and Vietnamese.

eZiText also includes a predictive multi-tap mode (formerly offered as part of a separate product called eZiTap), wherein each character is deterministically established by the user by tapping the keys, rather than having the particular characters predicted for the user.

Our software technology is incorporated by reference design and chipset providers, total solution providers, operating system developers, hardware manufacturers and other businesses into their respective electronic, wireless and computer devices, providing end users with a device that is language-enabled for text-entry. eZiText and eZiType technology are distributed through licensing agreements.

From time to time, Zi releases new versions of eZiText and eZiType to deliver additional benefits to the user, device manufacturer and network operator. For the user, new features deliver increased text input speed and more opportunities for personalized text entry. For a device manufacturer, additional memory efficiencies, software enhancements and new man-machine interface (MMI) capabilities support learning and prediction with less memory. For a network operator, improved text entry speed and capabilities promote more utilization of services such as short messaging, multi-media messaging, web-browsing and more.

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

Moreover, Zi has made significant progress in its integration of core products and the development of solutions for Smart Phone platforms, a major growth segment of the wireless device market. The Company has developed Input Method Editors ("IMEs") for the Microsoft Windows Mobile platform and Front End Processors ("FEPs") for Symbian S60 smart phones for eZiText and eZiType. These solutions enable OEMs easy access to Zi's core products on leading smart phone platforms.

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

Licensing of eZiText

As of March 23, 2007, Zi has entered into licenses with more than 100 licensees who are in many cases original equipment manufacturers that embed eZiText into their respective products. These licensees include among others, cellular phone manufacturers, set-top box manufacturers and game manufacturers.

To the best of our knowledge, approximately 88 licensees have completed implementation of eZiText to date on at least one of their respective products. The majority of our revenues are derived from licensing agreements. In addition to licensing of our technology, we have also entered into various strategic alliances to expand the reach of our technology. In 2006, we derived approximately 96 percent of our total revenue from eZiText licensing fees and royalties. The majority of our eZiText customers are OEMs for cellular telephones. The majority of licensees pay us, among other fees, a royalty fee. The royalty amount varies from customer to customer and may vary in accordance with unit volumes produced by the licensee. Since cellular phones are consumer products, our revenues are subject to seasonality associated with cellular phone sales and are highly dependent on the market presence, marketing prowess, manufacturing and distribution capabilities of the OEMs, and consumer acceptance and demand for our licensees' finished cellular telephone product. In the year ended December 31, 2006, two customers accounted for 34 percent of our total revenue.

Description of Qix

In February 2005 at the annual 3GSM conference, the Company launched its new Qix application interface that sits on top of user-platform environments and operating systems. Qix provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via a phone's built-in menu structure. Qix intuitively accesses a phone's features directly from the idle/dialing screen using the standard keypad.

At the 2007 3GSM conference, Zi announced the release of Qix for two platforms; S60 and Windows Mobile. Qix for S60 is available for operator deployment supporting the latest phones available in the market that use the S60 3rd Edition platform. The Symbian OS S60 platform is a leading smartphone platform, offered on millions of devices and supporting thousands of available mobile applications on the market. Qix for Windows Mobile 5 is also available for operator deployment. It is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe based on published figures by RBC Capital Markets on Microsoft. Zi expects to extend support to Windows Mobile 6 by the end of 2007.

The first market trial and deployments of Qix occurred with Virgin Mobile and T-Mobile (UK) Limited ("T-Mobile"). The results from the Virgin trial indicated a sustained 33% increase in average revenue per user (ARPU) in use of voice calls, SMS, MMS, and internet data services during the trial period. T-Mobile is expected to deploy 25,000 Nokia S60 units as part of their deployment. T-Mobile is initially offering Qix in the UK, and the global agreement with Zi Corporation provides for possible additional rollouts in other countries covered by T-Mobile.

Description of Decuma Handwriting Recognition Solutions

In January 2005, we acquired the assets of Decuma AB of Lund, Sweden. Decuma's handwriting recognition solutions include Decuma Alphabetic, Decuma Japanese, Decuma Chinese, Decuma Korean and Decuma Arabic, which together comprise more that 70 languages and dialects.

 Decuma is designed for mobility, to work optimally on small form factor devices such as mobile phones, portable gaming consoles and more - on devices that are prone to poor and shaky handwriting. There is no need to adjust to a particular writing style, learn a special alphabet, or manually switch between character sets or input modes. Decuma has the capability to predict whole words as a user is writing each letter.

 Decuma Alphabetic recognizes naturally shaped letters in upper and lower cases, numbers and symbols/punctuation. This includes 60 plus Latin, Greek and Cyrillic based languages.

Decuma Arabic supports naturally shaped Arabic, Farsi and Urdu letters, Arabic-Indic numbers and punctuation/symbols, recognizing the natural variations commonly found in Arabic writing styles, for all markets. The solution offers a consistent user experience found on an Arabic keyboard or keypad. It also provides full regional support including support for English, French, digits and punctuation/symbols.

The Decuma Japanese handwriting recognition application allows for input of both Kanji and Kana characters. It also supports input of handwritten Latin letters, numerics, and punctuation. The input method is compliant with standard conversion applications.

The Decuma Chinese input method supports word-by-word input and mimics the natural writing process. In mainland China and Singapore, a simplified form of the traditional Chinese characters is employed, where nearly 7,000 characters are used instead of the traditional Chinese character set which contains around 13,000 characters. Traditional characters are used in Taiwan and Hong Kong and there are also some Hong Kong and Shanghai-specific characters. Decuma's recognition software includes databases for both simplified and traditional Chinese, as well as the region-specific characters.

In February of 2006, the Company announced the fusion of the Decuma Handwriting Recognition technology and predictive text. This combines the word prediction capabilities of eZiText in conjunction with handwriting recognition.

Investment in Archer Education Group Inc.

As of December 31, 2006, the Company was a 42.2 percent owner of Archer Education Group Inc., an international education company. Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$629,300.

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

Oztime sells and supports two suites of products:

•         Enterprise software used by corporations and academic institutions for tracking and managing e-Learning (Learning Management System); and

•         Courseware in both customized and standard format.

Customized courseware is the building of e-Learning courses that have been adapted from a client's existing training material (usually offline). Standard courseware is e-Learning courses that have been built for a general audience and cover a subject area with a strong demand that is not or cannot be met by traditional classrooms, such as ESL.

Geographic Segments

The table below summarizes the Company's revenues by activity and geographic market for the last three fiscal years:

		License and implementation fees	Revenue Software and other	Total
2006	Canada(1)	$5,832,869	$378,230	$6,211,099
	China(2)	4,751,684	177,293	4,928,977
	USA(3)	935,956	—	935,956
	Sweden(4)	315,708	—	315,708
	Total	$11,836,217	$555,523	$12,391,740
2005	Canada(1)	$4,175,334	$45,717	$4,221,051
	China(2)	5,019,599	724,753	5,744,352
	USA(3)	1,021,769	—	1,021,769
	Sweden(4)	397,341	—	397,341
	Total	$10,614,043	$770,470	$11,384,513
2004	Canada(1)	$5,884,396	$8,120	$5,892,516
	China(2)	5,207,579	496,093	5,703,672
	USA(3)	1,806,863	—	1,806,863
	Total	$12,898,838	$504,213	$13,403,051

 Notes:

(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia, North America and Europe.

(2)	Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment.

(3)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.

(4)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Decuma AB are in Asia, Europe and the United States.

C. Organizational Structure

Unless otherwise indicated, Zi, or one or more of its subsidiaries, owns 100 percent of the outstanding shares of the subsidiary.

Name of Subsidiary	Country of Incorporation
Multi-Corp International Ltd.	Barbados
Zi (Bermuda) Corporation Ltd.	Bermuda
Zi Oztime Corporation Ltd.	Bermuda
Zi Technology Corporation Ltd.	Bermuda
845162 Alberta Ltd.	Canada
Archer Education Group, Inc.(4)	Canada
Zi Corporation of Canada, Inc.	Canada
Huayu Zi Software Technology (Beijing) Co., Ltd.(2)	China
Zi Software Technology (Beijing) Co., Ltd.	China
Asia Translation & Telecommunications Limited	Hong Kong
Huayu Zi Software Technology Limited.(1)	Hong Kong
Telecom Technology Corporation Limited	Hong Kong
Zi Corporation (H.K.) Limited	Hong Kong
Zi Decuma AB	Sweden
Magic Lantern Group, Inc.(3)	USA
Zi Corporation of America, Inc.	USA

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
(4)

As of December 31, 2006, Asia Translation and Telecommunications Limited held twenty-one point six percent (21.6%) of Archer Education Group Inc. and Zi Corporation held twenty point six percent (20.6%) of Archer Education Group Inc. Subsequent to March 23, 2007, all such holdings were sold to a third party.

D. Property, plants and equipment.

Our current facilities include administrative and sales offices, and engineering offices. The table below describes our material properties:

Location	Purpose	Owned or leased	Approximate square footage
Calgary, Alberta	Corporate head office and engineering office	Lease expires June 30, 2012	13,355 sq ft
Martinez, California	North American sales office	Lease expires November 30, 2007	350 sq ft
Hong Kong, SAR	Asia Pacific sales and engineering office	Lease expires November 30, 2007	225sq ft
Beijing, PRC (ZST)	PRC R&D office	Lease expires February 28, 2008	3,606 sq ft
Beijing, PRC (ZiB)	PRC sales and engineering office	Lease expires December 31, 2007	4,252 sq ft
Lund, Sweden	Corporate head office and engineering office for Decuma	Lease expires June 30, 2008	4,237 sq ft

We believe our facilities are adequate for our operations and have no plans to add facilities during the remainder of 2007.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with U.S. GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2004 through the fiscal year ended December 31, 2006, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Operating and Financial Review and Prospects" and "Item 18 - Financial Statements".

For the years ended December 31 (thousands except per share amounts)	2006	2005	2004 restated
Revenue	$12,392	$11,385	$13,403

Gross margin	$11,963	$10,780	$12,931

Net loss	$(10,995)	$(5,317)	$(2,724)

Total assets	$14,547	$22,405	$21,699

Net loss per share - basic and diluted	$(0.24)	$(0.12)	$(0.07)

Outstanding shares, weighted average	46,503	46,153	41,373

Outstanding shares, end of year	46,689	46,273	45,225

A.      Operating results.

All dollar amounts are in U.S. dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company's audited financial statements and notes, which have been included elsewhere in this annual report.

Zi is incorporated under the Business Corporations Act (Alberta).

Zi makes software that simplifies data entry and interaction on communication devices. Zi provides easy and intuitive interface products that open the door to a phone's full functionality, inspiring the user to explore and enjoy all the features and services the phone has to offer.

Zi's full range of intuitive and easy-to-use solutions include  eZiType™ predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry, Decuma for natural handwriting including prediction technology, and Qix, a revolutionary search and discovery engine designed to enhance the user experience and drive client and network service usage and adoption.  Zi's product portfolio now includes 60 language databases, representing languages spoken and written by two-thirds of the world's population.

With an expanded portfolio of products, Zi has a singular focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi's primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use.  Zi's customer and alliance base is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Computer Entertainment, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera.  Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

Zi believes it has positioned itself to take advantage of the evolution of messaging and is committed to expanding the reach of its technologies and developing innovative product additions and enhancements to meet this usability challenge.

In 2005, Zi strategically expanded its suite of innovative products through acquiring Decuma handwriting recognition technology and launching its Qix search and discovery engine into carrier trials.  Zi believes both will further assist in increasing its competitive advantage and market share.  The use of handwriting as an interface on a mobile device, such as a PDA or mobile phone, is becoming increasingly important with the evolution to 3G multimedia applications and services.

Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased average revenue per user ("ARPU") for wireless carriers.  In June 2006, a trial with UK operator Virgin Mobile demonstrated a 33 percent increase in ARPU among consumers in the trial.  This data, along with data from similar trials, is used to market this technology to wireless carriers.  In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited ("T-Mobile"), a major global wireless service operator.

Recent Developments:

There were several changes to management in 2006, including appointment of a new President & Chief Executive Officer, Chief Financial Officer, Vice President Global Sales, and Corporate Controller. Milos Djokovic, was promoted to President & Chief Executive Officer from his previous position of Chief Operating Officer in May 2006. Blair Mullin, a Partner in the Portland practice of Tatum, LLC, was appointed Chief Financial Officer in August 2006. Axel Bernstorff was promoted to Vice President Global Sales from his previous position of Director, Europe Sales in September 2006 and Jack Hilliard was promoted to Corporate Controller from his previous position of Manager Finance in September 2006.

In September 2006, we announced cost reductions that would result in operating costs decreasing in 2007 by $2.5 million from 2006.  These reductions in expense are not expected to have a detrimental effect on either revenue gains or continued software development. Market opportunities for Qix are increasing, therefore we expect that our marketing and development costs for Qix could be higher than previously forecast. We have also taken steps to augment our sales staff to support the growth of Qix.

During the 3GSM World Congress in Barcelona, Spain, February 12 – 15, 2007, we announced several new products as follows:

  a new version of our award-winning search and discovery engine Qix™, the Qix v1.10 for S60, now available for operator deployment, which supports the latest phones available in the market that use the S60 3rd Edition platform. The Symbian OS S60 platform is one of the world's leading smartphone platform, offered on millions of devices and supporting thousands of available mobile applications on the market.

  QixLinks™ and QixLinks Ads™, two radical new developments of our award-winning on-device search and discovery engine Qix. These products offer users direct access to portal content and advertisements, driving greater ARPU for operators.

  Qix for Windows Mobile5 (WM5) which is now available for operator deployment.  According to a report published by RBC Capital Markets, it is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe.  We expect to extend support to Windows Mobile 6 by the end of the year.

In the fourth quarter of 2006, we announced a contract with T-Mobile to incorporate Qix into its wireless mobile devices.  The agreement calls for an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. If there's a successful initial market introduction of Qix through T-Mobile we expect it be followed by large-scale deployment on Nokia N70 phones and service will be available on other models during the course of 2007.

In the fourth quarter we were selected as the first-prize winner of the prestigious Orange Innovation Contest at the Orange Partner Camp held in Cadiz, Spain on October 23-25, 2006. Qix was selected by a panel of judges representing strategic product development and marketing areas from Orange and France Telecom after two rounds of assessments among a large number of contestants.

In fourth quarter, we announced several other licensing agreements including:

  Access Systems Americas, Inc. to pre-integrate eZiText predictive text technology and Decuma handwriting recognition technology into the Access Linux Platform

  Sony Computer Entertainment Inc. to include our leading eZiText predictive text technology solution for use with the PLAYSTATION®3 (PS3™) computer entertainment system.

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

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements:

Going Concern Basis

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499, incurred a loss of $10,994,884 for the year and used cash in operating activities of $7,367,154. Continuing operations are dependent on us achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

We are executing a business plan to allow it to continue as a going concern.  We plan to reduce expenses, as well as continue to sign new customer contracts in 2007 and the future.  The Company can give no assurance that it will be successful in executing this plan.  Should we fail to raise sufficient capital or earn additional revenue we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

Subsequent to year-end we completed the first part of the business plan by completing a private placement for gross proceeds of $6,000,712 (see additional discussion under the "Subsequent Events – Private Placement" section).  In addition to this, a significant receivable in the amount of $3.0 million was collected from our single largest customer.  This receivable was used to secure the $1.0 million in bank indebtedness at year-end.  Consequently, the bank indebtedness was repaid from the proceeds of this receivable.

These consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future.  Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment.  We determine that a product is technically feasible when the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have material impact to the amount of earned and unearned income.

Stock-Based Compensation Plan

We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, Accounting for Contingencies, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities and operating loss carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss carry forwards are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount to be expected to be realized. Management must make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company's financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006.  EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an  impact on the Company's consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency.  In the SEC's view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities".  SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders' equity, and marked to market value at each reporting period.  The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy.  However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements.  The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASB's comments to determine what, if any, impact it will have on the Company's financial statements.  As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition.  As a result, the Company could be required to record a significant cumulative adjustment to the Company's opening accumulated deficit in 2008.

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data for the past eight fiscal quarters:

	2006
(In millions, except per share amounts)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenues	$3.2	$2.8	$2.7	$3.7
Selling, general and administrative	3.2	2.7	2.9	3.1
Legal	0.8	0.8	0.8	0.9
Product, research and development	0.9	0.9	1.3	1.2
Depreciation and amortization	0.5	0.5	0.4	0.3
Operating loss	2.3	2.3	2.8	1.9
Net loss	$3.0	$2.7	$3.0	$2.3
Loss per share
Basic and diluted	$0.06	$0.06	$0.07	$0.05

	2005
(In millions, except per share amounts)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Total Revenues	$2.9	$2.5	$3.1	$2.9
Selling, general and administrative	2.6	2.1	2.3	2.8
Legal	0.7	0.5	0.3	0.2
Product, research and development	1.2	0.8	1.2	1.0
Depreciation and amortization	0.3	0.3	0.3	0.3
Gain on Settlement of Litigation	-	-	1.4	-
Impairment of note receivable	-	-	0.3	-
Operating income (loss)	(2.0)	(1.4)	0.1	(1.6)
Net loss	$2.1	$1.5	$0.2	$1.5
Loss per share
Basic and diluted	$0.05	$0.03	$0.00	$0.03

The net loss for the 2006 fourth quarter was $3.0 million, or a loss per basic and diluted share of $0.06, compared to a net loss of $2.1 million, or a loss of $0.05 per basic and diluted share, in the prior year period.  The results for the fourth quarter of 2006 included $0.8 million in stock-based compensation expense; provision for the impairment of the note receivable with Archer of $0.1 million; and equity in the net loss of Archer's operations of $0.4 million; all of which was not present in the fourth quarter of the prior year.

Core business revenues in the fourth quarter of 2006 were $3.2 million.  This compares to the 2005 fourth quarter revenues of $2.7 million and 2006 third quarter revenues of $2.8 million, increases of 17% and 14%, respectively.  The $0.5 million year-to-year increase in quarterly core business revenue was due to increased revenues from our largest customer, revenues derived from licensing our software to one of the major players in the gaming industry, and up front fees recognized from our first license agreement with Qix.

SG&A expense for the 2006 fourth quarter was $3.2 million compared to $2.6 million for the fourth quarter of 2005 and $2.7 million in the third quarter of 2006. The increase was due primarily to $0.7 million of stock-based compensation expense during the quarter, provisions for doubtful accounts of $0.1 million and $0.2 million of incremental professional fees relating to the audit by Canada Revenue Agency of our cross border transactions, and other non-recurring employee-related costs.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix.  PR&D expense, net of capitalized costs, for the 2006 fourth quarter was $0.9 million compared to $1.2 million in the respective prior year period.  We capitalized $0.3 million in the 2006 fourth quarter compared to $0.2 million in the respective period in 2005.

Legal costs for the 2006 fourth quarter was $0.8 million compared to $0.7 million for the respective period last year. The year-over-year increases in legal expense for the 2006 fourth quarter were due, in part, to defense costs related to the University of Texas action against numerous manufacturers of cell phones, of which one of the remaining defendants is a customer of Zi in the United States.  Additionally, there have been certain legal disputes between the Company and a significant shareholder of the Company.

Operating Results

Net Loss
(In millions, except percentages and per share amounts)	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
			restated
Revenue	$12.4	$11.4	$13.4	9%	-15%
Operating loss	$9.3	$5.0	$2.5	87%	102%
Net Loss	$11.0	$5.3	$2.7	107%	96%
Loss per share	0.24	0.12	0.07	100%	71%

In 2006, our focus was in laying the ground work for the launch of Qix, while optimizing our costs.

Our net loss in 2006 increased over 2005 primarily for the following reasons:

  an increase in legal expenses of $1.7 million (see additional discussion under the "Operating Results – Legal" section);

  an increase in compensation costs of $1.5 million resulting from the initial implementation of SFAS 123(R) stock based compensation;

  an increase of $0.5 million in bad debt expense as a result of competitive pressures being  experienced by some of our Asian-based customers;

  a $1.4 million gain recognized in 2005 from the settlement of a litigation; and

  the consolidation and equity in the net loss from Archer's operations, as discussed below.

Our SFAS 123(R) stock based compensation expense totaled $1.5 million for the year. 2006 was the first year we were required to recognize an expense for this purpose. In the fourth quarter, we recognized $0.8 million of stock based compensation expense which was more than the amounts recognized in each of the preceding three quarters. This was a one-time event the circumstances of which are not expected to recur. We expect stock based compensation expense in 2007 to be less than 2006.

The increase in net loss in 2005 compared to 2004 is primarily attributable to the following:

  a decline in revenue in our North America market due to significantly lower royalties being generated from a customer that had historically been a significant source of our revenues;

  less revenue from our Asian market as a result of continued market pressures from outside competitors;

  increased legal fees of $0.8 million (see additional discussion under the "Operating Results – Legal" section);

  increased product research and development costs ("PR&D") of $1.9 million attributable to the acquisition of Decuma and lower levels of capitalization;

  increased income tax expense of $0.4 million related to our Chinese subisidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") (see additional discussion under the "Operating Results – Income Tax" section); and

  offset by less impairment recognized on note receivables of $1.8 million and a $1.4 million gain recognized in 2005 from the settlement of a litigation.

In December 2005, we sold our wholly-owned subsidiaries Beijing Oztime Education Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI") to Archer Education Group, Inc. ("Archer"), in exchange for shares in Archer, which resulted in us holding a controlling interest in Archer.   As a result, the operating results of Archer were consolidated with our operations from December 21, 2005 until the end of February 2006 (represented within our e-Learning business segment), at which time, from subsequent share subscriptions, Archer had diluted our interest into a non-controlling position.  Since March 2006, Archer's operating results were no longer consolidated with ours but were reported as "Equity in the net loss of a significantly influenced company" within the Consolidated Statement of Loss (hereby referred to as the "deconsolidation of the e-Learning").Since the deconsolidation of the e-Learning we have refocused our efforts on our core technology business described above.

Subsequent to December 31, 2006, we sold our minority interest in Archer to an unrelated third party (see additional discussion under the "Trends – Subsequent Events" section).   The following table shows the impact of e-Learning on our revenue and expenses in the last three years. As the result of the sale, we will no longer be required to include any part of the operating results of Archer. The following table shows the impact of e-Learning on our revenue and expenses in the last three years. As the result of the deconsolidation, we do not anticipate to recognize such revenue or incur similar expenses in the future.

(In millions, except percentages)	2006	2005	2004	Percent	Percent	Percent
				of total	of total	of total
				2006	2005	2004
Revenue	$0.6	$0.8	$0.5	5%	7%	4%
Expenses
Cost of Sales	0.0	0.2	$0.1	*	33%	20%
Product Research and Development	0.1	0.6	0.5	2%	14%	21%
Selling General and Administrative	0.8	0.8	0.6	7%	8%	6%
Operating Loss	0.4	0.8	2.7	4%	16%	110%
Equity in net loss of significantly influenced company	0.9

* not meaningful

Revenue
In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	Versus 2004

Royalties, license and implementation fees	$11.8	$10.6	$12.9	12%	-18%

License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms.  Maintenance and support fees are generated as those services are provided.  Software licensing royalties are ongoing revenues based on the number of units shipped with our product embedded.

In 2006, while the bulk of our revenue continues to be derived by the licensing of eZiText, we introduced Qix to the market with a contract with T-Mobile to incorporate Qix into its wireless mobile devices.  In addition to this, we continue to make progress with the licensing of our Decuma product.

The increase in the 2006 revenues as compared to the 2005 revenues is primarily due to the following:  1) our penetration into the gaming console market, and 2) additional revenues recognized from our largest customer.  In the gaming console market, we announced the licensing of eZiText to Sony Computer Entertainment Inc. for their Playstation 3 and PSP consoles, and to Nintendo Co., Ltd. for their Nintendo Wii console.  In addition to this, we also licensed Decuma to Nintendo for its Nintendo DS console.

While many of our Asian-based customers have continued to feel strong competitive pressures which have resulted in higher bad debt expense and reduced revenues for Zi, we have, in most situations, been able to offset these effects by signing agreements with new licensees in Asia.

With the launch our new Qix product and the advances we have made with the licensing our Decuma product, we expect increased revenues in 2007.

The decline in revenue in 2005, compared to 2004, was due to lower revenues in our North America market, which was a result of significantly lower royalties being recognized from a customer that had historically been a significant source of our revenue.  In addition, we had lower revenues from our Asian market as a result of continued pressures from outside competitors.

License Revenue by Geographic Region

The following table sets forth the revenues recognized by the entities established in each geographic region we operate in with our core technologies – i.e., eZiText, Decuma and Qix.

In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004

Canada	$5.8	$4.2	$5.9	38%	-29%
United States	0.9	1.0	1.8	-10%	-44%
Asia	4.8	5.0	5.2	-5%	-4%
Sweden	0.3	0.4	0.0	-21%	*

* Not meaningful

Significant customers

The following table sets forth the customers who accounted for 10% or more of our total license and implementation fees and the percentage of sales generated by the top five customers in the three years ended December 31:

(In millions, except percentages)	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004

Significant Customer 1	25%	18%	20%	39%	-9%
Significant Customer 2	9%	13%	14%	-28%	-6%
Top Five Customers	43%	42%	47%	3%	10%

 Net sales to these significant customers have been attributed to our Canadian operations.

Cost of Sales & Gross Margin

Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements and to provide assistance with implementing our product onto our licensees' platforms.  Cost of sales declined in 2006 as a result of the deconsolidation of our e-Learning business segment (see discussion under the "Operating Result – Net Loss").

Selling, General and Administrative Expenses
In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
Selling, General & Administration	$11.9	$9.9	$9.3	20%	6%

Salaries, general and administrative expense ("SG&A") includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees, excluding legal fees, rent, business taxes, bad debts and other administrative expenses.

The increase in SG&A costs in 2006 is primarily due to costs associated with the initial adoption of SFAS 123(R), which resulted in an additional compensation expense of $1.2 million being recognized in 2006, compared to 2005.  In addition, bad debt expense increased by $0.5 million as a result of competitive pressures among our Asian-based customers. The decline in costs related to Sarbanes-Oxley Act ("SOX") compliance work, which was a significant factor for the increase in 2005, was offset by costs incurred in connection with our international tax audit and transfer pricing consulting fees.

We expect that SG&A expenses will decline in 2007 due to cost optimization initiatives that we have implemented and because we expect that the expenses related to stock based compensation to decline from the 2006 level.

The increase in SG&A in 2005, compared to 2004, was primarily due to the consolidation of, at that time, the recently acquired Decuma.  Other factors also impacting the increase in SG&A are as follows: increased costs associated with SOX and other compliance and increased marketing related costs associated with promoting Decuma and Qix. The increased costs in 2005 were partially offset by the absence of a one-time $1.4 million expense related to the issuance of restricted stock units and non-employee stock option in 2004.

Legal
In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
Legal	$3.4	$1.7	$0.8	101%	101%

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters. The sharp increase in legal costs in 2006 are primarily due to the on going defense costs related to the University of Texas action against certain of our clients and legal matters related to a major shareholder (see additional discussion under the "Litigation/Indemnification" section). On February 23rd, 2007, we announced that we have entered into an agreement with the major shareholder to settle all claims.

As a result of the settlement and generally, we expect legal expense to decrease significantly in 2007.

The increase in Legal costs in 2005 over 2004 is attributable to the University of Texas action and the major shareholder legal matter discussed above.

Product Research and Development Expense
In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
Gross Product Research and Development	$5.8	$5.2	$4.1	12%	27%
Capitalized costs	(1.4)	(0.9)	(1.7)	51%	-44%
Product Research and Development	4.4	4.2	2.4	3%	81%

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased in 2006, compared to 2005, reflecting the impact of the initial adoption of SFAS 123(R), which increased PR&D related compensation expense by $0.3 million.  In addition to this, we increased the relative head count with PR&D related departments, reflecting our commitment to invest in new product features and enhancements to our suite of products.

Gross PR&D expenditures increased in 2005, compared to 2004, as a result of the acquisition of the Decuma and continued investment in new product features and enhancements to software language databases.

Depreciation and Amortization
In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
Depreciation	$0.4	$0.4	$0.4	0%	0%
Amortizaton of deferred software development costs	1.1	0.6	0.5	80%	18%
Amortizaton of other intangibles	0.2	0.2	-	0%	*

* Not meaningful

The table above sets out the components of depreciation and amortization expense. The increase in depreciation and amortization in 2006 and 2005 was due to increased amortization associated with the commercial release of the S60 version of eZiText and Qix. The commercial release of a product commences the amortization of previously capitalized software development costs related to that product.  We commercially released the S60 version of eZiText and Qix in January 2006, and July 2006 respectively.

In 2005 the increase in the amortization in other intangibles is due to the acquisition of Decuma and the patents and trademarks associated with it.

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in 2006 as our cash position (including restricted cash) decreased to $3.8 million from $12.2 million in 2005.

Income Tax Expense

We account for income taxes in accordance with FASB SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that management considers it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of deferred income tax liabilities, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Except for our Chinese subsidiary, we incurred losses in 2006, 2005 and 2004, the tax benefits of which have not been reflected in these financial statements. A valuation allowance equivalent to the full value of the deferred tax assets of $18.4 million is reflected in the consolidated financial statements resulting in no deferred tax asset being recognized.

We have net operating losses carry forwards of approximately $75.8 million, which can be applied against future years' taxable income in their respective jurisdictions. In addition, we have $50.9 million of capital losses carry forward which are available to offset Canadian capital gains in future years. Taxable income earned by our foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

We are subject to examinations by taxation authorities of the jurisdictions in which we operate in the normal course of operations. In 2006, Canada Revenue Agency ("CRA") commenced an audit of Zi Corporation. We intend to present to CRA a comprehensive review of our international transfer pricing policies and procedures and documentation requirements. We expect that this review will resolve the Zi tax audit but could also result in tax consequences for various Zi subsidiaries. The ultimate resolution of this matter is uncertain and we are currently working with our tax advisors to determine a range of possible outcomes.  Accordingly, we have not recorded any liability relating to this audit as of December 31, 2006.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

All non-U.S. operations of ours are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of our product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish Kronor and Chinese Renminbis. Based on the 2006 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by nil and expenses by $56,432.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for our products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

B.      Liquidity and capital resources.

Financial Condition and Liquidity
In millions, except percentages)	2006	2005
			Increase
			(Decrease)
Cash and cash equivalents	$1.7	$11.5	(9.8)
Net Cash provided by (used in):
Operating activities	(7.4)	(1.1)	(6.2)
Financing activities	0.9	2.4	(1.5)
Investing activities	(3.5)	(1.8)	(1.7)

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, funds held in our principal Chinese subsidiary, are restricted for use in funding the day-to-day operations of our various Chinese subsidiaries.  These funds are not expected to be fully available to fund our non-Chinese operations in the foreseeable future although we have been able to fund certain activities out of these subsidiary balances.

At December 31, 2006, we held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in cash classified as restricted through our principal Chinese subsidiary.

Bank Indebtedness

In December 2006, we secured a $1,000,000 credit facility with our principal bank, HSBC Bank Canada. The loan was secured by a single trade receivable of ours, which was insured by Export Development Canada. The outstanding amount on the loan was due on demand, or the earlier of the collection of the receivable or March 1, 2007.  The proceeds of the loan were used to augment our cash balances for operating purposes.

The loan was secured by a first priority interest in all capital assets of the Company. The loan bore interest at LIBOR plus 2%. The loan agreement contains a number of restrictive covenants, all of which we were in compliance with as of December 31, 2006.

The loan and accrued interest thereon was repaid in full on January 10, 2007.

Cash Requirements Outlook

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

Capital requirements in 2007 include funding of continued new product development and enhancements to existing products. At current revenue and expense levels, we may not able to fund our continued operations and meet our current obligations.

In order to carry on with our business plan, we just recently completed a private placement for gross proceeds of $6,000,712 (see additional discussion under the "Subsequent Events – Private Placement" section).  In addition to this, we have also implemented certain cost reductions, and a strategic plan to sign new customer contracts in 2007 and the future.  While we believe that we will be successful in meeting our 2007 capital requirements, we can give no assurances.

Cash applied to Operating Activities

Cash applied to operations in 2006 increased by $6.2 million, compared to 2005, primarily due to an increase in our net loss of $5.7 million and an increase in working capital, excluding cash, of $0.7million. $2.9 million of the increase in net loss is attributable to various non-cash items such as stock based compensation expense, impairment on note receivable, equity in the net loss of a significantly influenced company, and an increase in depreciation and amortization.  The cash items attributable to the loss are an increase in legal expenses of $1.7 million (see "Operating Results – Legal") and the gain on settlement of litigation of $1.4 million which occurred in 2005.

In 2006, working capital, excluding cash, increased by $0.7 million compared to 2005 which saw a decrease of $2.7 million.  The  changes in non-cash working capital  in 2006  and 2005  was primarily due to timing differences in collection of a single trade receivable in each of those years.  The remaining changes in non-cash working capital are due to the net effect of the deconsolidation of the e-Learning division and the increase of deferred revenues.

Cash applied to operations in 2005 was $1.1 million as compared to cash generated from operations of $0.9 million in 2004. The $2.0 million year over year decrease in cash flow from operations was due to an increase in net loss of $2.6 million, adjusted for a decrease in non-cash items of $2.9 million and a decrease of $3.4 million in non-cash working capital.

In 2005, non-cash working capital generated $2.7 million in cash. This was due to an increase in accounts payable and accrued liabilities at December 31, 2005 of $0.1 million, a decrease in accounts receivable by $1.7 million and an increase in deferred revenue of $1.0 million. The increase in accounts payable and accrued liabilities relates to an increase in income taxes payable in PRC, the decrease in accounts receivable relates to the collection of a significant customer receivable that was outstanding at December 31, 2004, and the increase in deferred revenue relates to the same significant customer that at December 31, 2005 had a larger amount of revenue that was unrecognized.

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2006	Bank indebtedness	$ 0.9 million
2005	Issuance of common shares pursuant to exercise of stock options and warrants Bank indebtedness	$ 2.3 million $ 0.1 million
2004	Issuance of common shares pursuant to a private placement and exercise of stock options Settlement of notes payable	$ 12.2 million $ (1.0) million

Investing Activities

Cash used in investment activities increased in 2006 primarily due to the increase in restricted cash of $1.6 million and an increase in the capitalization of software development costs of $0.4 million.  The increase in restricted cash occurs as cash balances built up in one of our Chinese subsidiaries.  This cash is not readily available to our subsidiaries outside of China.  The increase in the capitalization of software development costs reflects our commitment to offer an array of new product features and enhancements to our suite of products.

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

Commitments and Contractual Obligations

As at December 31, 2006, we did not have any long-term debt; however, we did have current portions of capital lease obligations and deferred inducements received upon entering into new office leases in 2002.

As at December 31, 2005, long-term liabilities include two loans payable to former shareholders of two subsidiaries of Archer in the amount of $81,255 and $66,423, respectively. These loans do not appear on the balance sheet as at December 31, 2006, as the operating results of the e-Learning division have been deconsolidated (see discussion under  "Operating Results – Net Income" ).

The Company rents premises under operating leases, which expire at various dates up to June 2012.  Annual rentals under these leases for each of the next five years are as follows:

2007	714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$ 2,911,396
Transactions with Related Parties

The following table outlines the Company's related party transactions:

	2006	2005	2004
Legal services provided by a law firm in which a director is a partner	$ 158,078	$227,883	$125,708
Fees paid on behalf of significantly influenced company	$ 7,247	$ 760	$ 10,442
Management fees paid to a firm owned by a director	$ -	$ -	$ 30,000
Consulting fees paid to a firm owned by a former officer	$ 34,248	$ 49,333	$ 46,067
Consulting fees paid to a firm in which an officer is a partner	$ 66,006	$ -	$ -

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third-party.

At the year-end, the amounts due from (to) related parties are as follows:

	2006	2005	2004
Due to law firm in which a director is a partner	$ (57,931)	$ (47,388)	$ (5,338)
Due from significantly influenced company	$ -	$ -	$ 43,629
Due to a company in which an officer is a partner	$ (56,188)	$ -	$ -

Foreign Exchange

We have not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices and furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant numbers of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

C.      Research and development, patents and licenses, etc.

Our intellectual property may be grouped into the following product areas: eZiText, eZiTap, eZiType, Decuma, and Qix. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of our research and development activities were dedicated to text input technology.  However, with the introduction of Qix and Decuma the amount previously dedicated to text input technology will now be split across all three product areas.  In addition to this, we are continually looking for new market opportunities.

D.      Trend information.

Trend information has been integrated into the operating discussion above.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ('112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of our principal competitor in the text input market and a few are customers of ours.

We are not a named party in the action.  We have not accepted liability for any indemnity pursuant to our customer license agreements or otherwise. As a result of our efforts the claim against two of our customers was dismissed prior to any defence being filed. Without any admission of liability, we agreed as a business decision to assume the defence of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers.  We continue to defend the action on behalf of one of our customers.

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims. We have incurred substantial costs related to patent infringement litigation in the sum of $1,930,000 for 2006 (2005 – $540,000; 2004 – $60,000) for defense and settlement of such claims.

On February 22, 2007, we entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and us.  The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities.  The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC will dismiss with prejudice our pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver's appointment, and such acknowledgement is not expected to be contentious. To date, orders have been secured from the United States District Court for the Southern District of Florida and from the United States Bankruptcy Court for the Southern District of Florida.  The date of receipt of such orders and acknowledgement will be the effective date of the Settlement Agreement (the "Effective Date").  The Effective Date must occur within 120 days of the date of execution of the Settlement Agreement. In addition, as of the Effective Date, the Receiver, ourselves and our current and certain former directors have agreed to deliver mutual releases.

On November 18, 2005, Mike Donnell (the "Plaintiff") filed a wrongful termination lawsuit against us in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, we filed a Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled these actions. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

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

Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company's stock and two-fifths of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As for fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company's stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company's stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company's stock option plans. The value of those share option, aggregating $400,000 will be amortized over the three-year vesting period.

Disposition of Archer Education Group

Effective March 27, 2007, Zi sold its minority interest in Archer to an unrelated third party. The transaction was valued at CDN$0.12 per share for total proceeds of CDN$736,800. The purchase price was paid in full at the date of closing.  For the year ended December 31, 2006 and 2005, Archer's operations were reflected in the Company's financial statements through the equity method of accounting and consolidation, respectively. As at December 31, 2006, equity in net loss of Archer had exceeded the Company's investment in Archer.  As a result, the proceeds of CDN$736,800 will be recognized as a gain in the first quarter of 2007.

E.       Off-balance sheet arrangements.

The Company did not have any off—balance sheet arrangements at December 31, 2006.

F.       Tabular disclosure of contractual obligations.

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2006 were $1,833 (2005 – $9,378). The current portion at December 31, 2006 was $1,833 (2005 – $7,541).  The future minimum lease payments under the capital leases are $1,870 in 2007, not including lease interest of $37.  No other payments are required under the capital leases.

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2006 were $28,634 (2005 – $86,079). The current portion at December 31, 2006 was $28,634 (2005 – $57,386).

See Item 6 for contractual obligation disclosure related to employees.

The Company rents premises under operating leases, which expire at various dates up to June 2012.  Annual rentals under these leases for each of the next five years are as follows:

2007	714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$ 2,911,396

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

Item 6. Directors, Senior Management and Employees

A.      Directors and senior management.

Each director is generally elected by a vote at the annual meeting of shareholders in service for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists the directors and senior management of the Company together with their respective positions, since 2006:

Name	Position or office within Corporation
Milos Djokovic Parker, Colorado, U.S.A.	Director President and Chief Executive Officer
H. Donald Hyde(1) (2) (4) (6) Calgary, Alberta, Canada	Director
Michael E. Lobsinger Calgary, Alberta, Canada	Director
Donald P. Moore(1) (3) (6) Miami, Florida, U.S.A.	Director
Richard D. Tingle (2) (3) (5) Calgary, Alberta, Canada	Chairman of the Board of Directors Director
Robert P. Stefanski(1) (3) Palo Alto, California, U.S.A.	Director
Blair Mullin Salem, Oregon, U.S.A.	Chief Financial Officer
Derrick R. Armstrong Calgary, Alberta, Canada	Corporate Secretary
Howard R Balloch (5) (7) Beijing, China	-
Angus Michael Roderick Mackenzie(4) (6) (7) Englefield Green, Surrey, U.K.	-
Thompson MacDonald(4) (5) (7) Calgary, Alberta, Canada	-

Notes:

(1)  Currently member of the Audit Committee.

(2)  Currently member of the Corporate Governance Committee.

(3)  Currently member of the Compensation Committee.

(4) Member of the Audit Committee during 2006.

(5) Member of the Corporate Governance Committee during 2006.

(6) Member of the Compensation Committee during 2006.

(7) Ceased being director on December 22, 2006.

MILOS DJOKOVIC became the Company's President and Chief Executive Officer, as well as a member of the Board of Directors, in May 2006. From October 2004 and until May 2006, Mr. Djokovic served as the Company's Chief Operating Officer and Chief Technical Officer. Mr. Djokovic was the founder in 1992 of Cygnus Corporation, an Ontario based developer of customer relationship management software, which he sold in 1998 to TeleTech Holdings Inc., and continued to serve as its chief technical officer until March 2003. Mr. Djokovic also served as CEO of TeleTech's Enhansiv division from 2000-2002.  From August 2003 until October 2004, Mr. Djokovic was employed with Accenture, an international management consulting firm, where he was responsible for that firm's customer relationship technology strategy.

H. DONALD HYDE was elected as a director at the Company's annual general meeting held in June 2003 and is currently the chair of the Audit Committee and serves on the Corporate Governance Committee. Mr. Hyde is a chartered accountant and has had his own practice since 1991. Prior to setting up his own practice, Mr. Hyde was the vice president of finance and administration for an international oil and gas drilling and service company.

MICHAEL E. LOBSINGER has been a director of the Company since 1987.  Mr. Lobsinger was the Chairman of the Board from 1987 to May, 2006, the Chief Executive Officer of the Company from 1993 to November 2003 and President of the Company from 1993 to 2000.  As well, Mr. Lobsinger assumed the position of President and Chief Executive Officer from May 2005 to May 2006 as a result of the resignation of Michael D. Donnell, who had served as the Company's Chief Executive Officer from November 2003 to May 2005. According to the terms of the settlement agreement between the Company and the Receiver, signed in February 2007, Michael Lobsinger has conditionally agreed to resign as a director of the Company on the Settlement Agreement Effective Date, but will remain on as a consultant of the Company until December 31, 2007 - see Item 4 – Information on the Company – History and Development of the Company.

DONALD P. MOORE was elected to the Board in August 2004, pursuant to an agreement between the Company and the receiver for the Lancer group of funds dated July 15, 2004. The Agreement was entered into in consideration for the Lancer Group of Funds entering into an undertaking that restricted their ability to trade shares of the Company for a period of time (that has since expired), given to an agent under an offering of securities by the Company that closed in July 2004. Mr. Moore is currently a member of the Audit Committee and the Compensation Committee. Mr. Moore is a lawyer in the Miami office of Holland & Knight LLP. Mr. Moore is also a principal and director of Fundamental Management Corporation, an investment fund advisor.

RICHARD D. TINGLE, Q.C. was elected to the Board in December 2004 and has served as the Chairman of the Board since May 2006. Mr. Tingle is currently the chair of the Corporate Governance Committee and a member of the Compensation Committee. Since 1992 Mr. Tingle has been a lawyer with Tingle Merrett LLP (formerly Tingle & Associates). Mr. Tingle is a director of Intermap Technologies Inc., Venpath Investments Ltd. and Emerald Bay Energy Inc., each a publicly traded company.

ROBERT PAUL STEFANSKI was elected to the Board on December 22, 2006. Mr. Stefanski is currently the chair of the Compensation Committee and a member of the Audit Committee. Mr. Stefanski is an executive vice president with TIBCO Software Inc., a software company headquartered in Palo Alto, California. Prior to joining TIBCO, Mr. Stefanski practiced law in New York with Weil, Gotshal & Manges, a major international law firm. He also served as Director of Intellectual Property for financial news and information provider Reuters.

PHILIP BLAIR MULLIN was appointed Chief Financial Officer of the Company on August 25, 2006. Mr. Mullin has been a Partner in the Portland practice of Tatum, LLC since 2003, and has served as Interim Chief Financial Officer and provided financial leadership for two consumer products companies, a $100 million industrial construction firm and several manufacturers. Prior to joining Tatum, Mr. Mullin was President and Chief Operating Officer for International DisplayWorks, Inc., a manufacturer of LCD displays and modules; and Chairman, President and Chief Financial Officer of Morrow Snowboards. Mullin has held other leadership positions at Westbeach Canada, ULC, British Columbia Mercantile Corp., and Padovano Foods, Ltd.

DERRICK R. ARMSTRONG has served as the Company's corporate secretary since 1992. He also served as a director of the Company from 1992 to December 2006. Mr. Armstrong is a lawyer and partner with Borden Ladner Gervais LLP, Barristers & Solicitors, practicing primarily in securities and corporate commercial law. Mr. Armstrong is also a director of Cygam Energy Inc., and Centurion Energy International Inc., both publicly traded resource companies.

According to the terms of the settlement agreement between the Company and the Receiver, signed in February 2007, both the Receiver and Mr. Lobsinger each have the right to designate two persons as director nominees to be elected or appointed as directors of the Corporation, up until the Corporation's shareholders' meeting held in respect of the fiscal year ended 2007, and the Corporation shall not nominate Mr. Lobsinger nor certain persons or entities related to Mr. Lobsinger for appointment to the Corporation's board of directors. Currently, Mr. Moore and Mr. Stefanski are the Receiver's nominees, and Mr. Tingle and Mr. Hyde are Mr. Lobsinger's nominees. Notwithstanding these designations for the purposes of the settlement agreement, each of these directors continues to act as independent directors. See Item 4 – Information on the Company – History and Development of the Company

B.      Compensation.

(a)  Compensation of Directors

Executive officers of the Corporation, who also act as directors of Zi Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See "Compensation of Executive Officers")

On September 26, 2001, the Board approved director compensation, effective January 1, 2002, of $10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year. In light of increased responsibilities required to be undertaken by directors of public companies, on May 25, 2005, the Board adopted the following recommendations made by the Compensation Committee to take effect retroactive to January 1, 2005: An annual director fee of $10,000 per director; a fee of $2,500 per board meeting attended in person and $1,250 per Board meeting attended by phone per director; no fees for attendance at committee meetings; maximum fee per annum is $20,000 per director, provided however that if a fifth "in person" meeting of directors in a fiscal year is held, then an additional $2,500 would be paid to directors that attend such fifth meeting over and above this maximum amount; payments are made quarterly; in addition, each director would receive 50,000 options on the date of the Annual General Meeting. In 2006, the directors' compensation plan called for each director to receive 50,000 stock options and 12,495 RSUs each year, as well as CDN $500 for each committee meeting attended.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

During the fiscal period ended December 31, 2006, stock options and RSUs to purchase 437,468 common shares were granted to directors of the Corporation, pursuant to the 2006 directors' compensation plan, not including options granted to each of Milos Djokovic and Michael E. Lobsinger in their respective capacity as Executive Officers of the Corporation. See "Compensation of Executive Officers" for details on stock options granted to Messrs. Djokovic and Lobsinger.

(b)  Compensation of Executive Officers

1. Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2006, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2006 (the "Named Executive Officers").

Summary compensation table

		Annual Compensation(6)			Long-Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary ($U.S.)	Bonus ($U.S.)	Other annual compensation ($U.S.)	Securities under options/ SARs granted (#)	Restricted shares or restricted stock units ("RSUs") (#)	LTIP payouts ($U.S.)	All other compensation ($U.S.)
Michael E. Lobsinger(1) (past Chairman and past Interim Chief Executive Officer)	2006 2005 2004	274,054 293,648 159,478	88,156 Nil 180,427	Note(8) Note(8) Note(8)	100,000 200,000 450,000	Nil Nil 250,000	Nil Nil Nil	Nil Nil Nil
Milos Djokovic (2) President and Chief Executive Officer (previously Chief Operating Officer)	2006 2005 2004	275,417 230,000 42,756	60,000 Nil Nil	Note(8) Note(8) Note(8)	200,000 90,000 230,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dale Kearns(3) Past Chief Financial Officer	2006 2005 2004	100,415 103,745 87,388	35,262 30,337 57,644	34,248(7) 49,333(7) 46,067(7)	200,000 60,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Roland Williams(4) Senior Vice President Technical Innovations	2006 2005 2004	180,000 158,750 162,500	Nil 10,000 7,500	Nil Nil Nil	100,000 23,750 6,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Axel Bernstorff(5) Vice President, Global Sales	2006 2005 2004	142,601 42,396 Nil	Nil Nil Nil	51.176 Nil Nil	110,000 10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Blair Mullin (6) Chief Fincial Officer	2006	109,706	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mr. Lobsinger was the Chairman and Chief Executive Officer of the Corporation from 1993 to 2003 and acted as Interim Chief Executive Officer from May 26, 2005 until May 26, 2006 at which time he resigned as Chairman and Interim Chief Executive Officer.

(2) Mr. Djokovic was appointed as President and Chief Executive Officer on May 26, 2006. Mr. Djokovic was appointed Chief Operating Officer and Chief Technology Officer on October 25, 2004.

(3) Mr. Kearns was appointed Chief Financial Officer on April 2, 2001 and resigned on August 25, 2006.

(4) Dr. Williams has been employed by the Corporation in various capacities and at various times, since July 1995.

(5) Mr. Bernstorff was appointed VP Global Sales on September 15, 2006, from his previous position as Director Sales, Europe on joining the Company on August 30, 2005.

(6) Mr. Mullin was appointed Chief Financial Officer on August 25, 2006, pursuant to an agreement with an executive services and consulting firm.

(7) Mr. Kearns provided services during 2006, 2005 and 2004 to certain subsidiaries of the Corporation for which his holding company, MKS Ventures Inc, was compensated directly by those subsidiaries in the amounts shown.

(8) For 2006 compensation, all Canadian dollar denominated compensation was converted to U.S. dollars at 0.8816, being the average conversion rate for 2006. Other annual compensation is less than CDN$50,000 and less than 10 percent of the salary and bonus of the respective Named Executive Officer.

Stock Options

The following table sets forth information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2006.

Name	Securities under Options/SARs granted (#)	Percent of total Options/SARs granted to employees in financial year(1)	Exercise or base price ($/Security)	Market value of Securities underlying Options/SARs/ RSUs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger (2)	100,000	6.3%	Note(2)	Note(2)	Note(2)
Milos Djokovic (3)	200,000	12.7	Note(3)	Note(3)	Note(3)
Axel Bernstorff(4)	110,000	7.0	Note(4)	Note(4)	Note(4)
Dale Kearns(5)	200,000	12.7	Note(5)	Note(5)	Note(5)
Roland Williams(6)	100,000	6.3	Note(6)	Note(6)	Note(6)
Blair Mullin(7)	Nil	0.0	Note(7)	Note(7)	Note(7)

Notes:

(1) During the year, stock options and RSUs exercisable into a total of 1,580,468 common shares were granted to directors, officers, and employees of the Company.

(2) During the year, the Corporation issued to Mr. Lobsinger options to acquire 100,000 common shares at CDN$2.01 expiring April 3, 2011.  The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Lobsinger in 2006.

 (3) During the year, the Corporation issued to Mr. Djokovic options to acquire 200,000 common shares at CDN$2.01 expiring April 3, 2011. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Djokovic in 2006.

(4) During the year, the Corporation issued the following stock options to Mr. Bernstorff: options to acquire 10,000 common shares at CDN$2.01 expiring April 3, 2011; and, options to acquire 100,000 common shares at CDN$0.96 expiring September 15, 2011. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Bernstorff in 2006.

 (5) During the year, the Corporation issued to Mr. Kearns options to acquire 200,000 common shares at CDN$2.01 expiring April 3, 2011. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Kearns in 2006.  These options have since been forfeited on November 24, 2006 following Mr. Kearns resignation from Zi in August 2006.

(6) During the year, the Corporation issued the following stock options to Dr. Williams: options to acquire 50,000 common shares at CDN$2.01 expiring April 3, 2011; and, options to acquire 50,000 common shares at CDN$0.99 expiring September 6, 2011. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Dr. Williams in 2006.

(7) During 2006, the Corporation issued no stock options to Mr. Mullin.

The following table sets forth information in respect of all stock options and RSUs which were either exercised or not exercised by the Named Executive Officers during the Corporation's fiscal year ended December 31, 2006.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($U.S.)	Unexercised Options/SARS/RSUs as at December 31, 2006 exercisable/ unexercisable(#)	Value of unexercised in-the-Money Options/SARs/RSUs at December 31, 2006(2) exercisable/ unexercisable ($U.S.)
Michael E. Lobsinger	378,57l	420,214	Exercisable 900,000 Unexercisable Nil	Exercisable 42,046 Unexercisable Nil
Milos Djokovic	Nil	Nil	Exercisable 520,000 Unexercisable Nil	Exercisable 84,091 Unexercisable Nil
Axel Bernstorff	Nil	Nil	Exercisable 16,666 Unexercisable 103,334	Exercisable 4,205 Unexercisable 132,143
Roland Williams	Nil	Nil	Exercisable 80,250 Unexercisable 50,000	Exercisable 21,023 Unexercisable 64,785
Dale Kearns	Nil	Nil	Exercisable Nil Unexercisable Nil	Exercisable Nil Unexercisable Nil
Blair Mullin	Nil	Nil	Exercisable Nil Unexercisable Nil	Exercisable Nil Unexercisable Nil

Notes:

(1) The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.

(2) "In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2006 and the exercise price.

Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation's Incentive Stock Option Plans described herein.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Company to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2006 or since incorporation. In 2006, 87,468 RSUs were granted and issued, in respect of compensation, without performance criteria attached and at no cost to the grantee.

Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2006 with respect to stock options held by the Named Executive Officers.

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

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 (as amended) pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Djokovic to be paid a base salary of U.S.$230,000 per annum. The Corporation may terminate Mr. Djokovic's employment upon payment of twenty-four months' base salary plus an allowance for a bonus and forgone benefits. The Corporation agreed, subject to regulatory approvals, to grant Mr. Djokovic stock options to purchase 230,000 common shares in the capital of the Corporation. Effective May 26, 2006,  Mr.Djokovic was promoted to President and CEO and his base salary increased to U.S. $300,000 per annum Pursuant to Mr. Djokovic's employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Djokovic was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an Interim Executive Services Agreement with an executive services and consulting firm on August 23, 2006 pursuant to which Blair Mullin was appointed Chief Financial Officer of the Corporation. The terms of the agreement provide for Mr. Mullin to be paid a base salary of U.S.$288,000 per annum. The Corporation may terminate Mr. Mullin's employment upon payment of thirty days written notice.

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provided for an automatic renewal for a further three years on the same terms and conditions except for remuneration which was to be renegotiated. The terms of the agreement provided that Mr. Lobsinger be paid an amount equal to U.S.$300,000 per annum plus transportation and travel allowances. Effective May 1, 2003, Mr. Lobsinger agreed to defer two-thirds of his remuneration until a later date, and the Corporation ceased paying Mr. Lobsinger the full amount of his salary. Effective November 20, 2003 Mr. Lobsinger and the Corporation agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Corporation but would remain as Chairman of the Board. The Corporation and Mr. Lobsinger entered into an amending agreement in March 2004 that amended the terms of his employment agreement effective November 20, 2003 (the "Amending Agreement") (Mr. Donnell became Chief Executive Officer of the Corporation on that date). Mr. Lobsinger agreed to amend the terms of his employment to reduce his salary to an annual compensation of CDN$225,000 per year effective November 20, 2003. In addition, as of November 20, 2003, Mr. Lobsinger had deferred CDN$240,340 in salary payable to him under his employment agreement, which he agreed to further defer until December 31, 2006, unless the directors determined to pay it earlier. This amount was paid to Mr. Lobsinger on September 17, 2004. Mr. Lobsinger agreed to forego any additional options that he would have been entitled to under his 1999 employment agreement, and instead the Corporation agreed to issue to him 400,000 options and 250,000 RSUs. Under the Amending Agreement, following a change of control, Mr. Lobsinger has the right, exercisable within 60 days of a change of control, to consider his employment to have been terminated. In the event the Corporation terminated Mr. Lobsinger's employment (or if Mr. Lobsinger elected to treat his employment as terminated on a change of control) the Corporation would be required to pay him an amount equal to three times his current annual salary and at Mr. Lobsinger's discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. In addition, any salary amounts deferred by Mr. Lobsinger as of the date of his termination become payable upon such termination. On May 26, 2005, Mr. Lobsinger was appointed President and Chief Executive Officer of the Company. Effective May 26, 2005 and as approved by the Board of Directors on July 21, 2005, Mr. Lobsinger's annual cash compensation was temporarily adjusted to CDN$396,000 to reflect his increased responsibilities and until such time that the Company filled the Chief Executive Officer position. Mr. Lobsinger was required to execute a Confidentiality and Non-Competition agreement. Mr. Lobsinger resigned from the position of Chairman, President and Chief Executive Officer on May 26, 2006.

 The Corporation entered into an employment agreement with Dale Kearns on April 2, 2001 pursuant to which Mr. Kearns was appointed Chief Financial Officer of the Corporation. The terms of the agreement provided for Mr. Kearns to be paid a base salary of CDN$180,000 per annum. Effective May 26, 2005, and as approved on July 21, 2005 by the Board of Directors, Mr. Kearns' annual compensation was increased to CDN$200,000. Pursuant to a 2004 amendment to the employment agreement, the Corporation may terminate Mr. Kearns' employment upon payment of twelve months' base salary plus an allowance to replace group insurance benefits post-termination of employment. Pursuant to Mr. Kearns' employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Kearns was required to execute a Confidentiality and Non-Competition agreement. Mr.Kearns resigned from the Corporation effective August 25, 2006.

The Corporation entered into an employment agreement with Roland Williams on February 5, 2001 pursuant to which Dr. Williams was appointed Senior Vice President – Technical Innovations. The terms of the agreement provided for Dr. Williams to be paid a base salary of U.S. $150,000 per annum. Effective June 1, 2005 Dr. Williams' base salary increased to U.S. $165,000 per annum. Effective January 1, 2006 Dr. Williams' base salary increased to U.S. $180,000 per annum. The Corporation may terminate Dr. Williams' employment upon payment of an amount equal to the Base Salary. Dr. Williams was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Axel Bernstorff on July 19, 2005 pursuant to which Mr.Bernstorff was appointed Director of Sales – Europe. The terms of the agreement provided for Mr.Bernstorff to be paid a base salary of 70,000 British Pounds per annum. Effective September 15, 2006 Mr.Bernstorff was promoted to Vice President – Global Sales and as such his base salary increased to 95,000 British Pounds per annum. The Corporation may terminate Mr.Bernstorff's employment upon payment of three months' annual remuneration. Pursuant to Mr.Bernstorff's employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr.Bernstorff was required to execute a Confidentiality and Non-Competition agreement.

(c)  Plans and Share Options

The Company currently has in effect 1993, 1995, 1996, 1998 and 1999 Incentive Share Option Plans for its directors, officers, employees and consultants pursuant to which 11,879,382common shares were reserved for issuance and an additional 1,035,618 common shares which were reserved for issuance pursuant to shareholder approval which was obtained at the June 5, 2002 shareholder meeting.

The following summarizes aggregate stock option plan activity during the fiscal years ending December 31, 2004, 2005 and 2006:

	2006	2005	2004
Options outstanding, beginning of year	4,106,487	4,911,972	5,474,904
Granted	1,580,468	940,375	2,105,500
Cancelled	(1,270,917)	(1,454,893)	(1,524,666)
Exercised	(416,056)	(290,967)	(1,143,766)
Options outstanding, end of year	3,999,982	4,106,487	4,911,972

(d)  Other Compensation

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid legal fees to a law firm of which Derrick Armstrong is a partner amounting, in the aggregate, to $158,078.

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid consulting fees to a consulting firm of which Dale Kearns was an owner amounting, in aggregate, to $34,248.

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid consulting fees to a consulting firm of which Blair Mullin was a partner amounting, in aggregate, to $66,006.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed, which compensation was not offered on the same terms to all full-time employees) during the last completed fiscal year.

C.      Board practices.

(a)  Board of Directors

The Board currently consists of six members. Each director elected holds office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Company. See also Item 6A. Directors and Senior Management.

Board Committees

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance Committee.

Audit Committee

The Audit Committee consists of three members. Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation's Board of Directors for his financial and accounting skills. During 2006, the other members of the Audit Committee were Thompson MacDonald and Michael Mackenzie who are both financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. Messrs. MacDonald and Mackenzie served as directors or senior officers of companies who prepare financial statements similar to those of the Company and have experience supervising one or more persons engaged in the preparation of financial statements. Messrs. MacDonald and Mackenzie ceased serving on the Corporation's Board of Directors on December 22, 2006. Subsequently, Robert Stefanski and Donald Moore, who are both financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company, were appointed as members of the Audit Committee. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation. The Committee met five times in 2006.

The Corporation adopted an Audit Committee Charter in June 2000 which was amended in 2005 to conform with applicable requirements. A copy of the Audit Committee Charter is filed as an exhibit to this Report. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation's financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation's independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee are financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. In addition, the Audit Committee approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Compensation Committee

During 2006, the Compensation Committee consisted of Michael Mackenzie, as Chairman, Donald Moore and Donald Hyde. Mr. Mackenzie ceased serving on the Corporation's Board of Directors on December 22, 2006. The Compensation Committee currently consists of Robert Stefanski, as Chairman, Donald Moore and Richard Tingle. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors the compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation levels for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

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

Under the direction of the Compensation Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Company. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Company's executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and RSUs.

In connection with determining base salaries, the Company maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. The Compensation Committee's goal is to provide base salaries, for its top performing employees, that are competitive with the Company's peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports and compares the base salaries of the Company's executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to a cash incentive plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have, a significant impact on business results. The total amount of cash available for annual incentive awards is proposed by the Compensation Committee, and approved by the Board, by evaluating some or all of financial and non-financial criteria, including revenue, net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In 2006, the Board approved up to a combined total of CDN$200,000 in cash bonuses to be paid to executives in respect of 2005. In determining bonuses, the Committee considers profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

The Board believes that employees should have a stake in the future of the Corporation and that their interests should be aligned with the interest of the Corporation's shareholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period proposed by the Compensation Committee and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options and RSUs are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSUs have been issued as at March 23, 2007 in respect of 2006 incentive compensation.

We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits and bonuses for the executive officer, and for compensation if his or her employment is terminated. Many such agreements or arrangements provide for incentive stock option grants. For information regarding the employment agreements of the Named Executive Officers, see Item 6 - Compensation of Executive Officers. Except as described herein, there are no agreements or other remuneration arrangements with any of our directors.

Corporate Governance Committee

During 2006, the Corporate Governance Committee consisted of Howard Balloch, as Chairman, Thompson MacDonald and Richard Tingle. Messrs. Balloch and MacDonald ceased serving on the Corporation's Board of Directors on December 22, 2006. The Corporate Governance Committee currently consists of two members: Richard Tingle, as Chairman, and Donald Hyde. The Corporation has adopted a charter for this committee. Pursuant to its charter, the Corporate Governance Committee takes responsibility for preparing the disclosure in the Company's Information Circular concerning corporate governance, and for developing and monitoring the Corporation's general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally twice in 2006 and, in view of its size, communicated informally from time to time.

D.      Employees.

As of February 28, 2007, we had 77 regular, full-time employees:

ZI TECHNOLOGY
	Asia	North America	Europe	Total
Sales & Marketing	7	4	3	14
Technical	7	25	6	38
Admin/Corp	9	14	2	25
ZI TECHNOLOGY TOTAL	23	43	11	77

We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are represented by a collective bargaining agreement. At December 31, 2006 we had 78 regular, full time employees; at December 31, 2005, we had 78 regular, full time employees; at December 31, 2004, we had 109 regular, full-time employees; and at December 31, 2003, we had 104 regular, full-time employees;. We believe we enjoy good relationships with our employees.

E.       Share ownership.

(a)  Share and Option Holdings

The following table sets forth the direct and indirect actual common share ownership and option holdings of our directors and previously Named Executive Officers (including those who have ceased to serve during the course of 2006) at March 23, 2007.

Name	Number of Shares Beneficially Owned(1)	Percentage of Class(2)
Michael E. Lobsinger	5,732,113(3)	12.0%
Derrick R. Armstrong	387,395(4)	*
H. Donald Hyde	224,995(5)	*
Donald P. Moore	175,195(6)	*
Richard D. Tingle	174,995(7)	*
Milos Djokovic	520,000(8)	1.1%
Robert P. Stefanski	12,500(9)	*
Roland Williams	80,250(10)	*
Axel Bernstorff	16,666(11)	*
Blair Mullin	Nil(12)	Nil
Howard Balloch	62,845(13)	*
Thompson MacDonald	12,495(13)	*
Michael Mackenzie	200,000(13)	*

* Indicates less than 1%

Notes:

(1)    Includes options and RSUs exercisable within 60 days of March 23, 2007. Except as noted to the contrary, in notes 1 to 11 below all grant prices are expressed in Canadian dollars.

(2)   Based upon the 46,756,119 outstanding common shares, as of March 23, 2007.

(3)  In the case of Mr. Lobsinger, this comprises 2,769,613 common shares held directly or beneficially by Mr. Lobsinger, 3,000,000 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger, and 950,000 share options. The share options include: 100,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; 100,000 options granted on June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008; 400,000 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire September 16, 2009; 150,000 options granted July 21, 2005 at a grant price of $3.22 and expire on July 21, 2010; 100,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, and; 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012.

(4)  In the case of Mr. Armstrong, this comprises 194,900 common shares held directly or beneficially by Mr. Armstrong and 192,495 share options and RSUs. This does not include 10,000 common shares held pursuant to a spousal registered retirement savings plan. The share options include: 30,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire May 26, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, and; 12,495 RSUs at a grant price of nil and expire on April 3, 2011.

(5) In the case of Mr. Hyde, this comprises 12,495 common shares held directly or beneficially by Mr. Hyde and 250,000 share options: 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008, 50,000 options at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, and; 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012.

(6)  In the case of Mr. Moore, this comprises 12,695 common shares held directly or beneficially by Mr. Moore and 200,000 share options. The share options include: 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, and; 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012.

(7)  In the case of Mr. Tingle, this comprises 212,495 share options and RSUs which include: 50,000 options granted January 5, 2005 at a grant price of $7.79 and expire on January 5, 2010 and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011;12,495 RSUs at a grant price of nil, and; expire on April 3, 2011 and 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012.

(8) In the case of Mr. Djokovic, this comprises 920,000 share options which include: 230,000 options granted October 26, 2004 at a grant price of U.S.$3.40 and expire October 26, 2009, and; 90,000 options granted July 21, 2005 at a grant price of $3.22 and expire July 21, 2010; 200,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, and; 400,000 options granted February 28, 2007 at a grant price of $2.43 and expire on February 28, 2012.

(9) In the case of Mr. Stefanski, this comprises 50,000 share granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012.

(10) In the case of Dr. Williams, this comprises 130,250 share options which include: 6,500 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 13,750 options granted March 17, 2005 at a grant price of $5.60 and expire March 17, 2008; 10,000 options granted July 21, 2005 at a grant price of $3.22 and expire July 21, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire April 3, 2011; and, 50,000 options granted September 6, 2006 at a grant price of $0.99 and expire September 6, 2011

(11) In the case of Mr. Bernstorff, this comprises 120,000 share options which include: 10,000 options granted August 30, 2005 at a grant price of $2.73 and expire August 30, 2010; 10,000 options granted April 4, 2006 at a grant price of $2.01 and expire April 3, 2011; and, 100,000 options granted September 15, 2006 at a grant price of $0.96 and expire September 15, 2011

(12) In the case of Mr. Mullin, to date no options have been granted.

(13) As of March 23, 2007, such individual is no longer a director or officer of the Corporation, and therefore the number of shares stated as being beneficially owned by such individual is based on the Corporation's best knowledge.

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

Eligibility

The Plans provide for the issuance of options ("Options") and RSUs exercisable to acquire common shares of the Corporation to directors, officers, employees and consultants, including a personal holding Corporation controlled by one of the aforementioned participants, a participant's spouse, children and/or grandchildren and a consulting corporation engaged to provide ongoing consulting services for the Corporation or any of its subsidiaries or affiliates. Options and/or RSUs may be granted, either alone or in addition to, in tandem with or in substitution for any other Options or RSUs previously granted. The specific terms of each Option are provided in a separate Option Agreement ("Option Agreement"), and the specific terms of each RSU are provided in a separate Restricted Stock Unit Agreement ("RSU Agreement").

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

Options provide the holder with the right to purchase common shares at a stated exercise price before a specified date in the future. The exercise price for Options shall not be less than the price permitted by any stock exchange on which the Shares are then listed or other regulatory body having jurisdiction. The exercise price of Options granted under the Plans must be equal to not less than 100 percent of the fair market value of the common shares on the date of grant, which shall be determined based on the closing price for board lots of common shares listed on the Toronto Stock Exchange on the last day of trading immediately preceding the date of the grant.

A comparative chart highlighting the significant terms of each of the Plans is as follows:

	1993 Plan	1995 Plan	1996 Plan	1998 Plan	1999 Plan (as amended in 2000 and 2002)
Eligible participants	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.
Number of securities issued/issuable	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 1,430,000 common shares.	Not to exceed 2,600,000 common shares.	Not to exceed 1,300,000 common shares.	Not to exceed 4,960,000 common shares and 500,000 RSUs.
Maximum percentage available to insiders	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.
Maximum number of securities to any one entity	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.
Method for determining the exercise price	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.

Method for determining the purchase price	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.
Vesting of stock options	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.
Term of stock options	Fixed by the Board or Committee.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.
Causes of cessation of entitlement	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.
Assignability	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.
Procedure for amending	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.

Item 7.  Major Shareholders and Related Party Transactions

A.      Major shareholders.

To the knowledge of the Company, the following table sets forth the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than five percent (5%) of the voting rights attached to the issued and outstanding shares of the Company entitled to vote at the shareholder meetings of the Company as at March 23, 2007.

Name and municipality	Beneficial number of shares held	Percentage of total voting rights
Marty Steinberg, Receiver(1) Miami, Florida	18,718,000	40.0%(3)
Michael E. Lobsinger(2) Calgary, Alberta	4,819,613	10.3%(3)

Notes:

(1)

Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the "Schedule 13D") filed on December 11, 2003 with the SEC by Marty Steinberg, Esq., as Receiver (the "Receiver") of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the "Receivership Entities"). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. The Schedule 13D was amended on February 27, 2007.

(2)	Of which 1,819,613 common shares are held directly or beneficially by Mr. Lobsinger and 3,000,000 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

(3)

The Company's major shareholders hold common shares, which shares do not carry different voting rights than any other shares, except as limited by the Alberta Court's ruling in the case of the Receiver. As a result of attempts by the Receiver to effect a replacement of the members of the Zi Board of Directors, the Alberta Court had issued an interim injunction that prohibits the Receiver from requisitioning a special meeting of the Corporation's shareholders for the purpose of voting its shares in support of its proposed slate of directors. In February 2007, the Company and the Receiver entered into a conditional settlement agreement, which aims to settle any and all outstanding claims and issues between the Receiver, the Lancer Funds and the Corporation. See Item 4 – Information on the Company – History and Development of the Company

Based on a report from Olympia Trust Company, as at December 31, 2006, there were 170 registered shareholders in the United States that held 25,868,377 common shares or 55.4 percent of the common shares outstanding.

To the extent known to the Company, the Company is not directly or indirectly owned or controlled by any foreign government, or by any other natural or legal persons, severally or jointly.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related party transactions.

Except as set forth below and other than employment agreements with executive officers, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Company is not aware of any related party transactions occurring or being made, or any loans made by the Company or any of its subsidiaries to related parties, from January 1, 2006 to March 23, 2007, other than the following:

January 1, 2007 to March 23, 2007

During the Corporation's period from January 1, 2007 to March 23, 2007, the Corporation accrued and/or paid legal fees to a law firm of which Derrick Armstrong was a partner amounting, in the aggregate, to $67,461.

A consulting fee was paid by the Corporation to a consulting firm in which Blair Mullin was a partner amounting to $39,500 during the period from January 1, 2007 to March 23, 2007.

In February 2006, Donald P. Moore, a director of the Corporation nominated by the Receiver, brought an action against the Corporation and Michael Lobsinger, then the Chairman, President and CEO of the Corporation at that time, under the Business Corporation Act (Alberta) (the "ABCA"), claiming that the Corporation had failed to make certain records available to him required by the ABCA and had denied him access to other records that he believed to be entitled to under the ABCA. This matter has been settled between the parties.

The Corporation is a party to legal proceedings with the Receiver in both Alberta and Florida, in respect of which the parties have signed a conditional settlement agreement. The Receiver is the holder of approximately 40 percent of the Corporation's outstanding shares. See  Item 4 – Information on the Company – History and Development of the Company.

Various inter-company software licenses and arrangements exist between some of the Corporation's subsidiaries, which allow certain of the Corporation's subsidiaries to license the Corporation's software to third parties.

January 1, 2006 to December 31, 2006

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid legal fees to a law firm of which Derrick Armstrong is a partner amounting, in the aggregate, to $158,078.

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid consulting fees to a consulting firm of which Dale Kearns was an owner amounting, in aggregate, to $34,248.

During the Corporation's fiscal year ended December 31, 2006, the Corporation accrued and/or paid consulting fees to a consulting firm of which Blair Mullin was a partner amounting, in aggregate, to $66,006.

January 1, 2005 to December 31, 2005

During the Corporation's fiscal year ended December 31, 2005, the Corporation accrued and/or paid legal fees to a law firm of which Derrick Armstrong was a partner amounting, in the aggregate, to $227,883.

A consulting fee was paid by the Corporation to a consulting firm owned by Dale Kearns amounting to $49,333 during the fiscal year ended December 31, 2005.

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

On December 30, 2005, an entity that is a related party to Michael Lobsinger subscribed to 180,000 shares of Archer representing 1.6 percent of its outstanding shares at December 31, 2005.

January 1, 2004 to December 31, 2004

During the Corporation's fiscal year ended December 31, 2004, the Corporation accrued and/or paid legal fees to a law firm of which Derrick Armstrong was a partner amounting, in the aggregate, to $125,708.

A management fee was paid by the Corporation to a consulting firm owned by Dale Kearns amounting to $46,067 during the fiscal year ended December 31, 2004.

A management fee was paid by the Corporation to a consulting firm owned by Howard Balloch amounting to $30,000 during the fiscal year ended December 31, 2004.

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

(iii)

Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Alcatel Suzhou communication Co., Ltd and Another (the "Dalian Alcatel Action"). On April 5, 2001, the Company received a notice from Alcatel Suzhou Communication Co., Ltd. that Alcatel Suzhou Communication Co., Ltd, and Yanshaqiro Trading Branch of Beijing Yingcong Science and Trade Center have been made parties to a patent infringement claim in the PRC (the "Alcatel/Hu Bin Claims") filed in the Lower Court for infringement of Chinese patent ZL96120693.4 (the same patent in both of the First Dalian Ericsson Action and the Second Dalian Ericsson (Panda) Action). On April 19, 2001, Alcatel sent Zi Corporation of Canada, Inc. a request for indemnification pursuant to the license agreement between Alcatel Business Systems and Zi Corporation of Canada, Inc. Zi responded on May 8, 2001 denying the applicability of the indemnity and we have not received any answering response from Alcatel. The Company and its affiliates have not been named as a party in the Dalian Alcatel Action.

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

(iv)

 Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (the "'112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

The Company is not a named party in the action.  The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts, the claim against two of the Company's customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, as a business decision, the Company settled the claims against four of the Company's relatively minor customers.  The Company continues to defend the action on behalf of one of its customers.

Simultaneously, the world's second largest provider of mobile phones and the Company's principal competitor are seeking  reexamination of the '112 Patent in the US Patent & Trademark Office.

It is the Company's position that its product or products on a standalone basis does not infringe the '112 Patent.

(v)

The Corporation is a party to legal proceedings with the Receiver in both Alberta and Florida, in respect of which the parties have signed a conditional settlement agreement. The Receiver is the holder of approximately 40 percent of the Corporation's outstanding shares. See  Item 4 – Information on the Company – History and Development of the Company.

Dividend Policy

To date, we have not paid any dividends on shares, and do not anticipate doing so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our Board of Directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

B.      Significant Changes.

Not applicable.

Item 9. The Offer and Listing.

A.      Offer and listing details – Stock Price History

Our common shares are traded on the Toronto Stock Exchange under the symbol "ZIC" and on the NASDAQ Global Market under the symbol "ZICA". The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Toronto Stock Exchange and on the NASDAQ Global Market.

Toronto Stock Exchange (in CDN$):

Period	High	Low
February 2007	$3.20	$2.19
January 2007	$2.75	$1.84
December 2006	$2.99	$1.00
November 2006	$1.38	$1.05
October 2006	$1.27	$0.95
September 2006	$1.40	$0.74
Quarter ended December 31, 2006	$2.99	$0.95
Quarter ended September 30, 2006	$1.78	$0.74
Quarter ended June 30, 2006	$2.13	$1.10
Quarter ended March 31, 2006	$2.78	$1.65
Quarter ended December 31, 2005	$3.49	$1.53
Quarter ended September 30, 2005	$3.81	$2.64
Quarter ended June 30, 2005	$5.08	$2.66
Quarter ended March 31, 2005	$9.15	$4.87
Year ended December 31, 2006	$2.99	$0.74
Year ended December 31, 2005	$9.15	$1.53
Year ended December 31, 2004	$8.69	$2.57
Year ended December 31, 2003	$5.60	$2.39
Year ended December 31, 2002	$11.29	$2.35

NASDAQ (in U.S.$):

Period	High	Low
February 2007	$2.73	$1.80
January 2007	$2.32	$1.63
December 2006	$2.85	$0.85
November 2006	$1.22	$0.88
October 2006	$1.13	$0.84
September 2006	$1.23	$0.66
Quarter ended December 31, 2006	$2.85	$0.84
Quarter ended September 30, 2006	$1.57	$0.66

Quarter ended June 30, 2006	$1.85	$1.00
Quarter ended March 31, 2006	$2.44	$1.42
Quarter ended December 31, 2005	$4.08	$1.32
Quarter ended September 30, 2005	$7.04	$2.14
Quarter ended June 30, 2005	$9.44	$2.17
Quarter ended March 31, 2005	$7.45	$3.96
Year ended December 31, 2006	$2.85	$0.66
Year ended December 31, 2005	$7.45	$1.32
Year ended December 31, 2004	$7.55	$2.00
Year ended December 31, 2003	$4.08	$1.62
Year ended December 31, 2002	$7.04	$2.27

B.      Plan of distribution.

Not applicable.

C.      Markets.

Our common shares are listed on the Toronto Stock Exchange and NASDAQ Global Market. At December 31, 2006, the Company had 46,688,624 common shares with no par value outstanding.

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

▪         issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of our company, either secured or unsecured;

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

Shareholder Meetings

An annual meeting of shareholders is held each year, generally not later than 15 months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time. The By-laws of the Company provide that two persons present in person holding or representing by proxy five percent (5%) of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares. Although this quorum requirement is less than that imposed by the rules of the NASDAQ Global Market System, we have operated for the past years under an exemption from such requirement on the basis that we are a foreign private issuer and such a quorum requirement is consistent with normal business practices in our jurisdiction of incorporation.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit a shareholder to form a reasoned judgement and must state the text of any special resolution to be submitted to the meeting.

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

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the "Voting Shares"), other than as provided in the Investment Canada Act (the "ICA"). The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e., the gross value of the assets of which exceed a certain monetary threshold) or an investment to establish a new Canadian business, to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

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

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada's "cultural heritage or national identity" ("Cultural Activities"). Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the "CSRD") in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

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

  An investment to establish a new Canadian business; and

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

A WTO investor, as defined in the ICA, includes, without limitation, an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO member, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its Board of Directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

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

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares. Although we have not issued any preferred shares to date, the Board of Directors, may without any further vote by the common shareholders, issue preferred shares and determine the price, preferences, rights and restrictions of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means that we can, for example, issue preferred shares with higher dividend payments or more favourable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

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

C.      Material contracts.

In the past two years the Company has not entered into any material contract (other than contracts entered into in the ordinary course of business) except for the following:

Settlement Agreement with the Receiver – See Item 4 – Information on the Company – History and Development of the Company and Exhibit 4.12. Settlement Agreement by and among the Corporation, the Receiver, Michael Lobsinger and Quarry Bay Investments Inc.

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

A non-resident shareholder who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident shareholder if the non-resident shareholder used the shares in carrying on a business in Canada. The shares of the Company would also be taxable Canadian property of a non-resident shareholder if at any time during the five year period immediately preceding the disposition, not less than 25 percent of the issued shares of any class of the Company belonged to the particular shareholder or persons with whom the shareholder did not deal at arms' length.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States ("U.S.") federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares in the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares issued by the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares issued by the Company.

U.S. Holders.

As used herein, a "U.S. Holder" means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares issued by the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including but not limited to (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (iv) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (v) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (vi) persons that own an interest in an entity that owns common shares, (vii) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (viii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code or (ix) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Company to U.S. Holders.

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits.  To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares.  (See more detailed discussion at "Disposition of Common Shares" below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 20011, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Company would be a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code as a result of the U.S.-Canada income tax treaty if, however, the Company is not a Passive Foreign Investment Company ("PFIC").  The Company has not determined whether it meets the definition of a PFIC.  A corporation that is properly described as a PFIC, along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Company may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "PFIC" as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder's basis in the corporation's common shares if a Qualified Electing Fund ("QEF") election is in effect.  (Please see the "QEF Election" discussion below.)  A shareholder's basis in this situation is usually equal to the cost of purchasing the common shares plus the amount of the Company's income that was reported on the shareholder's return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Common Shares.

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares.  This gain or loss will be long-term capital gain or loss if the common shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations, an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such common shares.

The Company may be a Passive Foreign Investment Company.

General Discussion.  The Company has not determined whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current tax year and any prior tax years.  The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of common shares issued by the Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

Definition of PFIC.  Section 1297 of the Code generally defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules (as described below) or the QEF rules (as described below) during a year in which it holds (or is deemed to have held) common shares issued by the Company while it is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Company's first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which the Company was a PFIC) would generally be taxed at the highest tax rate for each such prior year applicable to ordinary income, and such Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares issued by the Company, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company's common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company's common shares as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Company's common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for common shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in his common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  In general, a U.S. Holder who makes a timely QEF election (an "Electing U.S. Holder") regarding his common shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Company's common shares.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate share of a corporation's net capital gain and ordinary earnings.  The Company has not calculated these amounts for any shareholder, and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of the Company's common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to common shares issued by the Company while it is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source."  Complex rules govern this classification process.

In addition, U.S. Holders that are corporations and that own 10% or more of the Company's voting stock may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to common shares issued by the Company.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Other Considerations for U.S. Holders.

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares issued by a foreign corporation.

Controlled Foreign Corporation.

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata share of the Company's earnings invested in "U.S. property."  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Company's common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Company's earnings and profits attributable to the common shares sold or exchanged.

If the Company is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Company has not determined whether it meets the definition of a CFC, and there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

F.       Dividends and paying agents.

Not applicable.

G.      Statement by experts.

Not applicable.

H.      Documents on display.

Public documents are available for inspection at the Company's head offices located at 2100, 840 - 7th Avenue S.W., Calgary, AB T2P 3G2, and, for certain documents, on the Internet at www.sedar.com and at www.sec.gov.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to the extent required of Canadian companies, files periodic reports and other information with the SEC. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer shareholders to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, Room 1580, 100 F Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the SEC's website at www.sec.gov.

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

Accounts receivable, cash equivalents, investment in a significantly influenced company, accounts payable, accrued liabilities, note payable, capital lease obligations and other deferred costs constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity. The carrying values for these financial instruments represent their maximum credit risk. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note (note 4). The investment in a significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

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

(B)           Qualitative information about market risk

Interest Rate Risk

The Company does not maintain any market risk sensitive instruments for trading purposes or instruments entered into for purposes other than trading purposes, other than maintaining a short term investment portfolio consisting mainly of term deposits purchased with an average maturity of less than three months. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent of their levels at December 31, 2006, the fair value of the portfolio would decline by an immaterial amount. The Company generally has the ability to hold its fixed income investments until maturity and therefore it would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio.

Foreign Exchange Rate Risk

The foreign operations of the Company are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish kronor, and Chinese renminbis. Based on the 2006 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by nil and expenses by $56,432.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15. Controls and Procedures.

As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2006, our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and accumulated and communicated to the Company's management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As disclosed in the company's annual report on Form 20-F for the financial year ended December 31, 2004, the Company identified a "material weakness" in its internal controls over financial reporting, as defined in Public Company Accounting Oversight Board ("PCAOB"), Auditing Standard No. 2. As defined by the PCAOB, a material weakness is "a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected." The material weakness related to a failure to properly reflect in the notes to the consolidated financial statements the stock based compensation expense reflecting a variety of vesting periods consistent with the Company's stock option grants. In 2003, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company restated the 2003 stock compensation expense and appropriate related balances as disclosed in notes 2 and 16 to the Company's 2004 consolidated financial statements.

During the course of the period covered by the Form 20-F for the financial year ended December 31, 2005, management undertook new control measures to remediate the issue discussed above. These measures included making appropriate changes to the Company's documented accounting policies and procedures for stock based compensation accounting and the associated stock option grants and added an additional Chartered Accountant to the Company's accounting department staff. There were no other changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Following the implementation of these measures, management concluded that the material weakness discussed above had been remediated and that the Company's disclosure controls and procedures were sufficiently well developed to support an assessment that these controls and procedures were effective.

While the Company concluded that its disclosure controls and procedures controls were effective, in connection with the Company's implementation of Section 404 of the Sarbanes Oxley Act ("Sox 404"), the Company is in the process of strengthening controls and remediating identified deficiencies in its controls and procedures. In the event that deficiencies that have been or might be identified are not remediated within the required period, once tested, such deficiencies could result in a conclusion that the Company has a material weakness in internal control. The Company is required to comply with the management report requirements of Sox 404 by December 31, 2007, and with the auditor attestation requirements of Sox 404 by December 31, 2008.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

The Board of Directors of the Company has appointed Mr. H. Donald Hyde to the audit committee. Mr. Hyde is a chartered accountant and has had his own practice since 1991. Prior to setting up his own practice, Mr. Hyde was the vice president of finance and administration for an international oil and gas drilling and service company. The Board of Directors has determined that Mr. Hyde possesses the necessary attributes for designation as the Company's audit committee financial expert and has designated Mr. Hyde as its audit committee financial expert. Management of the Company believes that Mr. Hyde and the other members of the Audit Committee have the skills, experience and education that qualify them to carry out their duties as members of the Audit Committee. Mr. Hyde is independent as defined by the listing standards of the NASDAQ Market System.

Item 16B. Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics that currently applies to its directors, officers and employees. Copies of the code will be provided to any person free of charge upon receipt of a written request, sent to our registered office via mail or fax.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

Deloitte & Touche LLP were the Company's independent registered chartered accountants for both 2006 and 2005. Audit fees paid were $287,665 for 2006 and $220,934 for 2005. Audit fees relate to the audit of the year end financial statements, reviews of interim financial statements, and review of SEC filings.

Audit Related Fees

Audit related fees paid were $58,427 for 2006 and $41,366 for 2005. Audit related fees paid in 2006 were related to consultations concerning financial accounting and reporting standards and the accounting for acquisitions and dispositions carried out by the Company.

Tax Fees

In 2006, we paid Deloitte & Touche LLP $189,903 for tax related services. In 2005, we paid Deloitte & Touche LLP $69,743 for tax related services.

All Other Fees

We did not purchase any other services from Deloitte & Touche LLP in 2006 or 2005.

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent registered chartered accountants, Deloitte & Touche LLP, other than any de minimus non-audit services allowed by applicable law or regulation. The policy generally requires the Audit Committee's approval of the scope of the engagement of our independent registered chartered accountants on an individual basis. The policy prohibits retention of the independent registered chartered accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the registered chartered accountants. Our Audit Committee has approved all of the audit fees, audit-related fees and tax fees from May 2003 onward.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Not Applicable.

Item 18. Financial Statements.

See attached.

Item 19. Exhibits.

The list of exhibits is included following the signature page hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZI CORPORATION

Per:	/s/ Milos Djokovic
Milos Djokovic
President and Chief Executive Officer

Date: March 30, 2007

Per:	/s/ Blair Mullin
Blair Mullin
Chief Financial Officer

Date: March 30, 2007

ANNUAL REPORT ON FORM 20-F

for the year ended

December 31, 2006

EXHIBIT INDEX

Exhibit No. Item	Description of Exhibit

1.1**	Certificate of Incorporation, together with all amendments. (Previously filed as Exhibit 1.1)

1.2**	Bylaws. (Previously filed as Exhibit 1.2)

4.1+	Employment Agreement dated December 31, 1999, between Zi Corporation and Michael Lobsinger. (Previously filed as Exhibit 3.4)

4.2***	Amending Agreement, dated March 2004 between Zi corporation and Michael Lobsinger.

4.4+	Employment Agreement dated February 5, 2001 between Zi Corporation of America, Inc. and Roland Williams. (Previously filed as Exhibit 3.6)

4.5***	Employment Agreement dated July 30, 2005, between Zi Corporation and Milos Djokovic.

4.6***	Employment Agreement dated effective April 2, 2001, between Zi Corporation and Dale Kearns, as amended.

4.8**	Zi Corporation Amended 1999 Stock Option Plan approved by shareholders at the Annual General Meeting on June 5, 2002. (Previously filed as Exhibit 4.13)

4.9	Zi Corporation 1996, 1998 and 1999 Stock Option Plans as amended (previously filed on Form S-8)

4.10++

Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc. (Portions of this exhibit have been redacted, omitted and filed separately with the SEC pursuant to a request for confidential treatment)

4.11++

Consent Judgment Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division.

4.12

Settlement Agreement made February 22, 2007, by and among Zi Corporation, Marty Steinberg (solely in his capacity as court appointed receiver of certain "Lancer Entities"), Quarry Bay Investments Inc. and Michael Lobsinger.

4.13	Interim Executive Services Agreement made August 23, 2006, between Tatum, LLC and Zi Corporation.

8.1	List of Subsidiaries (included in Item 4)

12.1	Section 302 Certification by Blair Mullin, Chief Financial Officer dated March 30, 2007.

12.2	Section 302 Certification by Milos Djokovic, Chief Executive Officer dated March 30, 2007.

13.1	Section 906 Certification by Blair Mullin, Chief Financial Officer dated March 30, 2007.

13.2	Section 906 Certification by Milos Djokovic, Chief Executive Officer, dated March 30, 2007.

15.1	Audit Committee Charter

15.2	Consent of Independent Registered Chartered Accountants

*	Previously filed on Form 20-F Annual Report for December 31, 1999.

+	Previously filed on Form 20-F Annual Report for December 31, 2000.

**	Previously filed on Form 20-F Annual Report for December 31, 2001.

++	Previously filed on Form 20-F Annual Report for December 31, 2003.

***	Previously filed on Form 20-F Annual Report for December 31, 2004.

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

[signed]	[signed]
Milos Djokovic	Blair Mullin
President and Chief Executive Officer	Chief Financial Officer
March 30, 2007

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, the accompanying consolidated financial statement for the year ended December 30, 2004 have been restated. We therefore withdraw our previous report dated March 17, 2006 on those financial statements, as originally filed.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

[signed] "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Canada
March 29, 2007

Comments by Independent Registered Chartered Accountants on Canada- United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements and when. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

[signed] "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Canada
March 29, 2007

Consolidated Balance Sheets

As at December 31,	2006	2005
(All amounts in United States of America dollars except share amounts)		Restated – see note 3

Assets
Current assets
Cash and cash equivalents	$1,672,847	$11,509,321
Restricted cash	2,160,495	648,119
Accounts receivable, net of allowance of $936,731 (2005 - $426,697)	5,785,954	4,579,966
Work-in-progress and inventory	–	13,897
Prepayments and deposits	599,963	607,375
Total current assets	10,219,259	17,358,678
Capital assets - net (note 5)	906,094	1,210,947
Intangible assets - net (note 6)	3,421,717	3,834,880
	$14,547,070	$22,404,505

Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (note 7)	$1,000,000	$106,650
Accounts payable and accrued liabilities (note 17)	4,046,022	4,547,725
Deferred revenue	4,478,026	4,185,341
Deferred tax (note 11)	174,400	–
Current portion of other long-term liabilities (note 8)	30,467	64,927
Total current liabilities	9,728,915	8,904,643

Notes Payable (note 7)	–	147,678
Other long-term liabilities (note 8)	–	30,530
	9,728,915	9,082,851

Contingent liabilities, commitments and guarantees (notes 13 & 15)

Going concern (note 2)

Shareholders' equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 46,688,624 (2005 – 46,272,568) issued and outstanding	110,635,085	109,365,824
Additional paid-in capital	3,101,201	2,114,190
Accumulated deficit	(108,575,499)	(97,580,615)
Accumulated other comprehensive loss	(342,632)	(577,745)
	4,818,155	13,321,654
	$14,547,070	$22,404,505

See accompanying notes to consolidated financial statements.

[signed]	[signed]
Richard D. Tingle	Donald Hyde
Chairman of the Board	Director

Consolidated Statements of Loss

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars except share amounts)			Restated – see note 3

Revenue
Royalty, license and implementation fees	$11,836,217	$10,614,043	$12,898,838
Other product revenue	555,523	770,470	504,213
	12,391,740	11,384,513	13,403,051
Cost of sales
Royalty, license and implementation costs	406,463	355,597	362,562
Other product costs	22,696	248,689	109,252
	429,159	604,286	471,814
Gross margin	11,962,581	10,780,227	12,931,237

Operating expenses

Selling general and administrative	(11,867,117)	(9,861,123)	(9,281,365)
Litigation and legal (note 13)	(3,363,188)	(1,673,486)	(833,197)
Product research and development	(4,367,427)	(4,243,172)	(2,350,141)
Depreciation and amortization (note 6)	(1,669,847)	(1,134,554)	(926,886)
Impairment of note receivable (note 12)	–	(250,000)	(2,000,000)
Gain on settlement of litigation (note 13)	–	1,415,616	–
Operating loss before undernoted	(9,304,998)	(4,966,492)	(2,460,352)

Interest on capital lease obligation	(795)	(3,924)	(25,558)
Other interest expense	(17,211)	(2,368)	(30,839)
Interest income and other income	236,594	366,796	128,550
Loss before undernoted	(9,086,410)	(4,605,988)	(2,388,199)
Equity interest in loss of significantly influenced company (note 10)	(893,973)	–	–
Impairment of note receivable (note 12)	(129,417)	–	–
Minority interest (note 3)	–	(23,920)	–
Income taxes (note 11)	(885,084)	(687,515)	(336,161)
Net loss	$(10,994,884)	$(5,317,423)	$(2,724,360)
Basic and diluted loss per share (note 9 and 17)	$(0.24)	$(0.12)	$(0.07)
Weighted average common shares – basic and diluted	46,502,728	46,152,711	41,373,309
Common shares outstanding, end of year	46,688,624	46,272,568	45,225,190

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

					Accumulated
					other	Total
	Common shares issued		Additional	Accumulated	comprehensive	comprehensive
	shares	amount	paid-in capital	deficit	income (loss)	income (loss)
(All amounts in United States of America dollars except share amounts)

Balance – December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)
Issued on exercise of stock options	1,143,766	2,289,957	–	–	–
Issued under private placement	3,636,364	7,067,885	–	–	–
Issued restricted stock units	–	–	685,767	–	–
Issued share purchase warrants to consultant re private placement	–	(141,048)	141,048	–	–
Issued on exercise of share purchase warrants	1,073,500	2,851,188
Issued stock options to non-employee	–	–	685,631	–	–
Net loss	–	–	–	(2,724,360)	–	(2,724,360)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	275,834	275,834
Balance – December 31, 2004, restated – see note 3	45,225,190	$106,025,634	$2,114,190	$(92,263,192)	$(463,637)	$(2,448,526)
Issued on exercise of stock options	290,967	736,867	–	–	–
Issued on exercise of share purchase warrants	609,482	1,605,187	–	–	–
Issued on acquisition of subsidiary	146,929	998,136	–	–	–
Net loss	–	–	–	(5,317,423)	–	(5,317,423)
Other comprehensive loss from foreign currency translation adjustment	–	–	–	–	(114,108)	(114,108)
Balance – December 31, 2005, restated – see note 3	46,272,568	$109,365,824	$2,114,190	$(97,580,615)	$(577,745)	$(5,431,531)
Issued on exercise of restricted stock units	416,056	1,269,261	(1,269,261)	–	–
Issued restricted stock units	–	–	156,663	–	–
Employee stock-based compensation costs	–	–	1,340,706	–	–
Archer dilution	–	–	758,903	–	–
Net loss	–	–	–	(10,994,884)	–	(10,994,884)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	235,113	235,113
Balance – December 31, 2006	46,668,624	$ 110,635,085	$3,101,201	$(108,575,499)	$(342,632)	$(10,759,771)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars)			Restated – see note 3

Net cash flow from (used in) operating activities:
Net loss	$(10,994,884)	$(5,317,423)	$(2,724,360)
Items not affecting cash:
Depreciation and amortization	1,709,525	1,162,118	926,886
Equity in net loss of significant influenced company (note 10)	893,973	–	–
Impairment of note receivable	129,417	250,000	2,000,000
Stock compensation expense - employees	1,544,755	–	685,767
Stock compensation expense – non-employees	–	–	685,631
Loss on dispositions of capital assets	24,212	8,354	9,899
Decrease (increase) in non-cash working capital:
Accounts receivable	(1,923,617)	1,660,575	(1,561,047)
Prepayments and deposits	(41,350)	(39,906)	(15,227)
Accounts payable and accrued liabilities	361,640	110,063	(681,866)
Deferred revenue	754,775	1,019,146	1,604,532
Deferred tax	174,400	–	–
Cash flow from (used in) operating activities	(7,367,154)	(1,147,073)	930,215
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,342,054	12,209,030
Settlement of note payable	–	–	(1,000,000)
Bank indebtedness (note 7)	893,350	106,650	–
Payment of capital lease obligations	(7,545)	(16,141)	–
Cash flow from financing activities	885,805	2,432,563	11,209,030
Cash flow from (used in) investing activities:
Note receivable	–	(250,000)	–
Purchase of capital assets	(304,457)	(256,579)	(178,258)
Software development costs	(1,407,204)	(930,264)	(1,661,974)
Other deferred costs	(57,445)	(52,732)	(52,397)
Deconsolidation of subsidiary	(181,199)	–	–
Acquisition of subsidiaries	–	(434,546)	–
Changes in restricted cash	(1,512,376)	114,927	(550,281)
Cash flow used in investing activities	(3,462,681)	(1,809,194)	(2,442,910)
Effect of foreign exchange rate changes on cash and cash equivalents	107,556	(93,264)	275,834
Net cash (outflow) inflow	(9,836,474)	(616,968)	9,972,169
Cash and cash equivalents, beginning of year	11,509,321	12,126,289	2,154,120
Cash and cash equivalents, end of year	$1,672,847	$11,509,321	$12,126,289
Non-cash financing activity
Equipment acquired under capital lease	$–	$–	$29,118
Components of cash and cash equivalents
Cash	$1,294,185	$4,120,256	$5,104,654
Cash equivalents	$378,662	$7,389,065	$7,021,635
Total cash and cash equivalents	$1,672,847	$11,509,321	$12,126,289
Supplemental cash flow information
Cash paid for interest	$18,006	$6,292	$56,397
Cash paid for income taxes	$772,260	$687,515	$–

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

1.     Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company's full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi's markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.     Going Concern Basis of Presentation

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499 and for the year the Company incurred a loss of $10,994,884 and used cash in operating activities of $7,367,154. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due. The Company is executing a business plan to allow it to continue as a going concern. The Company plans to reduce expenses, as well as continue to sign new customer contracts in 2007 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

Subsequent to year-end the Company completed the first part of its business plan by completing a private placement for gross proceeds of $6,000,712 (see note 19). In addition to this, a significant receivable in the amount of $3.0 million was collected from the Company's single largest customer. This receivable was used to secure the $1.0 million in bank indebtedness at year-end. Consequently, the bank indebtedness was repaid from the proceeds of this receivable. These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.     Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements are expressed in United States of America dollars ("U.S. dollars") and prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Restatement of income tax expense

For the year ended December 31, 2004, the Company's income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC" or "China") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions. PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax. Income tax expense for the year ended December 31, 2004, previously reported as nil, has been restated to $336,161. As a result, the net loss for the year ended December 31, 2004, previously reported as $2,388,199, has been restated to $2,724,360. Similarly, net loss per share for the year ended December 31, 2004, previously reported as $0.06, has been restated to $0.07. In addition, the accumulated deficit as at December 31, 2004, previously reported as $91,927,031, has been restated to $92,263,192. Comprehensive net loss for the year ended December 31, 2004, previously reported as $2,112,365, has been restated to $2,448,526.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

As disclosed in the notes to the financial statements under stock-based compensation, proforma net loss for the year ended December 31, 2004, previously reported as $6,290,102, has been restated to $6,626,263. Similarly, pro forma net loss per share for the year ended December 31, 2004, previously reported as $0.15, has been restated to $0.16.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Archer Education Group Inc. ("Archer") and Magic Lantern Group, Inc. ("MLG"). These investments, which the Company does not control but exercises significant influence over its operating, investing and financing policies, are accounted for using the equity method. With respect to MLG, the Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Since the deconsolidation of Archer in February of 2006, (See note 4) the company has been recognizing its proportionate share of losses until the fourth quarter when the investment was reduced to zero. Dilution gains triggered by future share issuance by Archer may cause the investment to be increased at which point the Company will resume recognizing its proportionate share of losses up to the amount of the investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

Minority interest in earnings of consolidated subsidiaries represents the minority shareholders' share of the after-tax net income or loss from Archer prior to the deconsolidation in March of 2006. The minority interest included in the consolidated balance sheets reflects the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportionate share of the earnings or losses of the subsidiaries. As of December 31, 2005, no value was allocated to minority interest. Archer has generated losses since its inception; as a result, the Company has not allocated to minority interests their proportionate share of the losses, as the minority shareholders do not have any obligation to reimburse the Company their proportionate share of the losses.

The Company consolidates an entity's financial statements when the Company either will absorb a majority of the entity's expected losses or residual returns, in the case of a variable interest entity ("VIE"), which there were none at December 31, 2006 and 2005, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method. As of December 31, 2006, 2005 and 2004, there were no greater-than-50 percent-owned affiliates whose financial statements were not consolidated.

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the U.S. dollars. For the United States, Swedish, Chinese, Hong Kong and other Canadian subsidiaries, the functional currencies are the U.S. dollar, Swedish krona, Chinese renminbi ("RMB"), Hong Kong dollar and Canadian dollar ("CDN"), respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidated statements of loss.

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Restricted cash

At December 31, 2006, the Company held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in RMB through its principal Chinese subsidiary Huayu Zi. Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

At December 31, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The reclassification to restricted cash does not affect previously reported cash flows from operations or from financing activities in the Company's previously reported consolidated statements of cash flows, or its previously reported consolidated statements of loss for any period.

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

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Customer agreements	4.5 years
Patents and trademarks	11 years
Software development costs	3 years
Curriculum	10 years
Contracts relationship	10 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired, such as, the loss of a patent litigation or a significant decline in the Company's revenue.

Impairment of long-lived assets

The Company annually reviews the carrying value of its long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets in determining the fair value of the asset. The Company evaluated its remaining long-lived assets at September 30, 2006 and determined that no impairment had occurred.

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recognized in accordance with Statement of Position ("SOP"), "Software Revenue Recognition". Software licensing royalties are included in fees from licensing and implementation.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized once clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting. Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

The Company reports revenue on a gross basis in PRC. The amount of taxes collected from customers and remitted to the governmental authorities was $595,157, $522,278 and $434,386 in the three years ended 2006, 2005 and 2004 respectively.

Revenues from Oztime product contracts recorded in other product revenue were recognized using the percentage of completion method, whereby revenue was recorded at the estimated realizable value of work completed to date and costs incurred to date were compared to total estimated contract costs to determine whether a loss was realized. Amounts received in advance were recorded as deferred revenue. Estimated losses on contracts were recognized when they became known.

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

Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method or pro-rata on a monthly basis, as previously described.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company evaluates the credit worthiness of its customers prior to delivery of its software and based on these evaluations, adjusts credit limits to the respective customers. In addition to these evaluations, the Company conducts on-going credit evaluations of its customers' payment history and current credit worthiness. The allowance is maintained for 100% of all accounts deemed to be uncollectible. To date, the actual losses have been within management expectations.

As at December 31, 2006, a single customer accounted for 52% of the accounts receivable balance. Subsequent to December 31, 2006, the full amount of the receivable was collected.

Income taxes

The Company computes income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and operating loss and tax credit carry forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carry forwards are expected to be recovered or settled.

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

Loss per share

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units ("RSUs") and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Potentially diluted shares have not been used in calculating diluted loss per share for the years ended December 31, 2006, 2005 and 2004 as they were anti-dilutive as discussed in note 17.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders' equity.

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in additional paid-in capital in the Company's consolidated statements of shareholders' equity.

Financial instruments

Accounts receivable, cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable, and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity, except for the note receivable and the investment in significantly influenced company. The carrying values for these financial instruments represent their maximum credit risk. The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, Asia, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation

The Company adopted SFAS 123(R) "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), the Company was required to provide pro forma disclosures.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options grant beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting periods are not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company has recognized the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for restricted stock units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations. Note 9, below, describes the Company's stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method as prescribed by APB Opinion No. 25 and related interpretations. No stock-based compensation related to option grants to employees or directors was reflected in net loss in the years ended December 31, 2005 and 2004 as all stock options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net loss and basic and diluted net loss per share for the years ended December 31, 2005 and 2004 would have been changed to the pro forma amounts indicated below:

Years ended December 31,	2005	2004
		Restated – see note 3
Net loss:
As reported	$(5,317,423)	$(2,724,360)
Stock compensation expense	(2,874,033)	(3,901,903)
Pro forma net loss	(8,191,456)	(6,626,263)
Net loss per common share:
As reported, basic and diluted	$(0.12)	$(0.07)
Stock compensation expense, basic and diluted	(0.06)	(0.09)
Pro forma, basic and diluted	$(0.18)	$(0.16)
Stock options and RSUs issued during the year	940,375	2,105,500
Weighted average exercise price	$3.22	$2.27
Weighted average fair value of stock options granted during the year	$2.22	$1.19

In 2004, a grant of 400,000 stock options was made to a non-employee consultant for financial advisory services which the company accounted for in accordance with SFAS No 123 and recognized $685,631 in 2004 as part of selling general and administrative expense calculated by using the Black-Scholes option pricing model. The above pro forma compensation expense related to options granted pursuant to our stock option plans was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.0-3.8%	2.5-3.9%
Expected life in years	3.7	3.7
Expected dividend yield	0%	0%
Expected volatility	82-116%	45-82%

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company's financial results.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an impact on the Company's consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition. In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency. In the SEC's view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders' equity, and marked to market value at each reporting period. The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy. However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements. The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASB's comments to determine what, if any, impact it will have on the Company's financial statements. As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to the Company's opening accumulated deficit in 2008.

4.     Acquisitions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition of Decuma AB

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating result of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 4.5 years). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

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

$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized pro forma information assumes the acquisition had occurred on January 1, 2004:

Year ended December
Pro forma information:	31, 2004 (unaudited)

Revenue	$13,907,535

Net loss	(3,941,888)

Loss per share – basic and diluted	$(0.10)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Acquisition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer's shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company's ownership of Archer increased primarily by the sale of its Beijing Oztime Education & Network Technology Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI") subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. Zi therefore, accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer's results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds. As at December 31, 2006, Oztime revenues earned did not reach the required level. As a result, the escrowed shares will be cancelled. On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi's interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer's net loss at December 31, 2006, using the equity method.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Through a further private placement of Archer's common shares and exercise of stock options from March to December 2006, the Company's ownership of Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company's net investment in Archer increases resulting in a dilution gain to Zi of $758,903 as of December 31, 2006, which was recorded to additional paid-in capital.

5.     Capital Assets

		Accumulated	Net book
	Cost	amortization	value
2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094
2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947

Included in computer and office equipment are assets under capital lease totaling $509,648 (2005 - $510,700) and related accumulated amortization of $421,139 (2005 – $388,638). The decline in capital assets is due to the deconsolidation of Archer.

6. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717
2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	–	135,742
Curriculum	134,590	–	134,590
Contracts relationship	338,498	–	338,498
	$12,016,829	$8,181,949	$3,834,880

During 2006, $1,407,204 (2005 - $930,264) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for 2006 includes $1,084,365 of amortization of deferred software development costs and $153,492, $6,173 and $39,180, respectively, of amortization of patents, trademarks and customer agreements. Amortization for 2005 includes $602,570 of amortization of deferred software development costs and $150,102, $6,111 and $38,787, respectively, of amortization of patents, trademarks and customer agreement. The Company evaluated its other intangible assets at September 30, 2006 and determined that no impairment had occurred.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,244,886
2008	961,663
2009	462,073
2010	172,469
2011	172,469
Total	$3,013,560

7.     Bank Indebtedness and Notes Payable

On December 7, 2006, the Company entered into a Credit Facility Agreement (the "Loan") with HSBC Bank Canada. Under the Loan Agreement, the lender provided a demand loan of $1.0 million based on a single trade receivable of the Company's insured by Export Development Canada with proceeds assigned to the lender. The outstanding amount on the Loan is due on demand or the earlier of the collection of the trade receivable or March 1, 2007. The proceeds of the Loan were used to fund the short-term liquidity of the Company. The obligation under the Loan are secured by a first priority interest in all present and after acquired personal property of the Company and a floating charge over all the Company's present and after acquired real property. The Loan bears interest at LIBOR, plus 2 percent per annum - i.e., effective interest rate of 7.37 percent per annum. The Loan Agreement contains a number of restrictive covenants, all of which the Company was in compliance with as of December 31, 2006. The Company repaid the Loan and accrued interest on January 12, 2007.

Through two subsidiaries of Archer, the Company held two lines of credit as at December 31, 2005. Both lines of credit have a maximum credit limit of $42,992, bear interest between prime and prime plus 1.3 percent, were unsecured and payable upon demand. With the deconsolidation of Archer in 2006 both lines of credit were eliminated.

The note payable of $147,678 as of December 31, 2005 represents two notes payable of Archer to former shareholders in the amount of $81,255 and $66,423. With the deconsolidation of Archer in 2006 the note payable was eliminated.

8.     Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2006 were $1,833 (2005 – $9,378). The current portion at December 31, 2006 was $1,833 (2005 – $7,541). The future minimum lease payments under the capital leases are $1,870 in 2007, not including lease interest of $37. No other payments are required under the capital leases.

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2006 were $28,634 (2005 – $86,079). The current portion at December 31, 2006 was $28,634 (2005 – $57,386).

9.     Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006, at an exercise price of CDN$3.25 per share. On July 16, 2006, the 290,200 outstanding stock purchase warrants expired unexercised (December 31, 2005, 292,200 stock purchase warrants were outstanding). As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised on July 16, 2006. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On July 16, 2006, the 68,182 outstanding stock purchase warrants expired unexercised (December 31, 2005, 68,182 stock purchase warrants were outstanding). The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model.

On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On May 31, 2006, the 495,000 outstanding stock purchase warrants expired unexercised (December 31, 2005, 495,000 stock purchase warrants were outstanding).

Stock-based compensation

Certain information regarding our stock-based compensation was as follows:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Weighted average grant-date per share fair value of share options granted	$0.85
Fair value of non-vested shares that vested during the period	$1,353,356
Stock-based compensation recognized in results of operations	$1,544,755
Tax benefit recognized in statement of operations	–
Cash received from options and RSUs exercised under stock option plans	–
Tax deduction realized related to stock options exercised	–

No material amount of stock-based compensation was capitalized as a part of an asset during the year ended December 31, 2006.

The Company did not recognize a tax benefit from the stock-based compensation expense because it is believed that it was more likely than not that the related deferred tax assets, which have been reduced by a valuation allowance, will not be realized.

The stock-based compensation expense included in the Company's consolidated statement of loss was as follows:

Selling general and administration	$1,208,701
Product research and development	336,054
Total stock-based compensation expense	$1,544,755

Compensation expense related to stock option and restricted stock unit grants are based on the fair value of the underlying shares on the date of grant as if the shares were vested. Compensation expense related to options granted pursuant to our stock option plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

2006
Risk free interest rate	3.9-4.2%
Expected life in years	3.0
Expected dividend yield	0%
Expected volatility	55-103%
Estimated Forfeiture	18.9%

The risk-free interest rate used is based on the Canadian benchmark bond yield expected term of the stock option. The expected dividend yield is zero as the Company has not paid cash dividends in the past and has no expectation of paying dividends in the foreseeable future. The expected term is calculated using the vesting periods and is based on historical stock option exercise patterns. Expected volatility is calculated based on applying historical volatility over the expected life of the stock options granted. Estimated forfeiture rates are based on the Company's historical experience.

The Company recognizes stock-based compensation expense on a straight-line basis over the vesting period of the individual award. The Company issues new shares upon the exercise of stock options.

Stock option and restricted stock units

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the various plans of which 500,000 shares of the 1999 Plan are issuable as RSUs. The activity in the plans is as follows:

Option Plans	1993	1995	1996	1998	1999	Total
Shares authorized	2,625,000	1,430,000	2,600,000	1,300,000	4,960,000	12,915,000
Granted	2,625,000	1,350,000	2,587,000	1,265,166	4,052,215	11,879,381
Exercised	2,550,000	1,097,333	2,052,818	958,333	1,145,915	7,804,399

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Cancelled	75,000	–	–	–	–	75,000
Outstanding	–	252,667	534,182	306,833	2,906,300	3,999,982
Available for Grant	–	80,000	13,000	34,834	907,785	1,035,619

Awards may be granted under the plans to employees, officers, directors and consultants of the Company.

The plans are administered by the Board of Directors who has the authority to designate participants, determine option prices and the vesting schedules of each grant. To date, all options, except for RSUs, have been granted at the fair market value of the stock at the date of grant with vesting schedules ranging from immediate to three years. The options may in no event have a term exceeding ten years from the date of grant. The stock options and RSUs are not assignable. New common stock is issued upon exercise of stock options or RSUs

In 2006, 87,468 (2005 – nil) RSUs were granted and issued without performance criteria attached and at no cost to the grantee. At December 31, 2006, 49,983 (2005 – 378,571) RSUs are outstanding. The RSUs vest upon granting and expire five years from the date of grant. The Company has recorded, as part of selling, general and administration expense, compensation expense in 2006 of $156,663 (2005 – $nil; 2004 – $685,767 ) related to the RSUs, calculated by using the fair value method.

A summary of option activity under the Plan as of December 31, 2006, 2005, and 2004, and changes during the years then ended is presented below:

	2006		2005		2004
	Shares	Weighted	Shares	Weighted		Weighted
	under options	average	under options	average	Shares	average
	and RSUs	exercise price	and RSUs	exercise price	under options	exercise price
Outstanding, beginning of year	4,106,487	$3.82	4,911,972	$4.28	5,474,904	$5.18
Granted	1,580,468	1.41	940,375	3.22	2,105,500	2.27
RSUs Exercised	(416,056)	–	–	–	–	–
Options Exercised	–	–	(290,967)	(2.53)	(1,143,766)	(2.00)
Forfeited or expired	(1,270,917)	(6.25)	(1,454,893)	(5.25)	(1,524,666)	(7.78)
Outstanding, end of year	3,999,982	$2.49	4,106,487	$3.82	4,911,972	$4.28
Exercisable, end of year	3,595,483	$2.67	3,990,321	$3.83	4,102,142	$4.54
Weighted-average fair value of stock options and intrinsicvalue of RSUs granted during the year		$0.85		$2.22		$1.19

A summary of the status of the Company's unvested options as of December 31, 2006, and changes during the year ended is December 31, 2006, is presented below:

		Weighted
	Shares	average fair-value
	under options	grant-date
Unvested, beginning of year	116,166	$2.31
Granted	1,580,468	0.85
Forfeited or expired	(187,583)	(1.21)
Vested	(1,104,552)	(1.27)
Unvested, end of year	404,499	$0.50

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2006:

	Total stock options and RSUs outstanding		Stock options and RSUs exercisable
	Number outstanding	Weighted average remaining	Weighted average	Number exercisable	Weighed average
Range of exercise prices	December 31, 2006	contractual life	exercise price	December 31, 2006	exercise price
$0.85 – $1.72	457,982	4.58 years	$0.81	69,316	$0.42
$1.73 – $2.57	1,318,250	3.64 years	$1.91	1,303,917	$1.91
$2.58 – $3.43	1,853,000	2.01 years	$2.96	1,852,000	$2.96
$3.44 – $6.86	370,750	2.48 years	$4.32	370,250	$4.32
$0.85 – $6.86	3,999,982	2.88 years	$2.49	3,595,483	$2.67

As of December 31, 2006, unrecognized stock-based compensation related to outstanding, but unvested stock options was $122,472 which will be recognized over the weighted-average remaining vesting period of 1.64 years.

10.     Equity Interest in Significantly Influenced Company

The Company holds a 42.2 percent interest in Archer received through a series of transactions as discussed in note 4. The Company has recognized its proportionate share of the loss of Archer operations for the period between March 1, 2006 and December 31, 2006, in the amount of $893,973, and appropriately reduced its investment in Archer by the same amount. As at December 31, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment. As at December 31, 2006, equity in net loss of Archer had exceeded Zi's investment in Archer. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company's product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.4 percent interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At December 31, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company's proportionate share of the loss from MLG operations for year ended December 31, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for (see note 12).

11.     Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and the operating results of each subsidiary and the parent company. The components of income (loss) before income tax expenses are as follows:

	2006	2005	2004
			Restated – see note 3
Canadian Operations	$(8,158,275)	$(9,061,339)	$(5,562,707)
International Operations	(1,951,525)	4,431,431	3,174,508
	$(10,109,800)	$(4,629,908)	$(2,388,199)

The Components of income tax expense are as follows:
	2006	2005	2004
			Restated – see note 3
Canadian Operations	$-	$-	$–
International Operations	$885,084	$687,515	$336,161

The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

	2006	2005	2004
			Restated – see note 3
Combined basic federal and provincial income tax rate	33.40%	33.62%	36.60%

Expected combined Canadian federal and provincial tax recovery based on above rates	$(3,684,178)	$(1,548,533)	$(874,081)
Enacted tax rate adjustment differences	104,426	–	151,862
Differences in foreign statutory tax rates	373,247	433,916	149,344
Permanent differences	1,702,828	(128,003)	618,992
Equity in net loss of significantly influenced company	154,095	–	–
Loss on dissolution of subsidiaries	–	–	1,159,877
Impairment of note receivable	22,648	84,050	677,400
Unrecognized recoveries on losses	–	(5,774)	(2,619,798)
Scientific research and experimental development	(275,614)	(289,080)	–
Prior expenses charged to current year	(108,254)	(117,659)	–
2004 PRC tax paid in 2005	–		–
2005 PRC tax paid in 2006	(68,091)	–	–
Tax ememption	161,635	–	–
Other	(56,736)	256,037	320,811
Valuation allowance	2,559,078	2,002,561	751,754
Consolidated income tax	$885,084	$687,515	$336,161

The components of future income taxes are as follows:
December 31,	2006	2005	2004
			Restated – see note 3
Capital assets	$268,247	$206,932	$102,294
Software development costs	(680,084)	(636,633)	(496,898)
Deferred revenue	(102,014)	322,027	–
Share issue costs	84,767	154,899	181,667
Other	(337,855)	32,843	73,892
Loss carry forwards	19,006,279	18,220,277	18,997,435
Valuation allowance	(18,413,740)	(18,300,345)	(19,063,438)
Net future income tax liability	$(174,400)	$–	$(205,048)

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

According to PRC tax law, those FIE established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Zi Technology subsidiary Huayu Zi was categorized as a productive-type FIE in all its PRC statutory filings, including its routine filings to tax authorities.

In 2005, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi resulted in decreases to its research and development activities and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As a result, Huayu Zi does not qualify as a productive type FIE and is not eligible for the tax holidays and tax reductions. Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief of $549,048, $556,402 and $131,113 for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, the Company's Canadian subsidiaries have non-capital losses of $30,764,641, which expire between 2007 and 2014 and net capital losses of $50,850,864, which do not expire and are available to reduce Canadian taxable capital gains in future years. The Company has foreign non-capital losses of $45,017,896 of which $38,295,746 does not expire and the balance of $6,722,150 relate to our US subsidiary and expire between 2110 and 2026.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

12.     Impairment of note receivable.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer's shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer. The Company's ownership of Archer increased primarily by the sale of its Oztime and EPI subsidiaries to Archer. Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable – December 31, 2006, U.S. dollar equivalent of $129,417. At December 31, 2006, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model, the full amount of the note receivable was impaired and hence provided for. At the time of the impairment, Archer had been unsuccessful in raising additional capital sufficient enough to repay the note and continued to post operating losses. Due to these factors it was probable that Archer would not have the necessary funds available to meet the requirements under the note.

On November 7, 2002, the Company completed the sale of Magic Vision Media, parent of Magic Lantern Communications Ltd. (collectively, "Magic Lantern") to JKC Group Inc. ("JKC"), a related party (note 14) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprised the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to MLG. Under the agreement, as part of the sale consideration, Zi received a three-year promissory note from MLG in the amount of $3,000,000, bearing interest at the rate of 5 percent per annum, due in full November 7, 2005. The note was subject to adjustment based on MLG's financial performance during the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced by $1,000,000, offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

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

13.     Contingent Liabilities

The Company is subject to income taxes in Canada and other foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. The Company international transfer pricing policies and procedures and documentation is currently under audit by Canada Revenue Agency. The audit is still on going. The ultimate resolution of this matter is uncertain and the range of possible outcomes has not been determined by the Company. Accordingly, the Company has not recorded any liability relating to this audit as of December 31, 2006. The Company will continue to monitor the progress of the audit and assess if potential liability is likely.

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ('112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

The Company is not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts the claim against two of the Company's customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, the Company settled the claims against four of the Company's relatively minor customers. The Company continues to defend the action on behalf of one of its customers.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Company. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC will dismiss with prejudice Zi's pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver's appointment, and such acknowledgement is not expected to be contentious. To date, orders have been secured from the United States District Court for the Southern District of Florida and from the United States Bankruptcy Court for the Southern District of Florida.. The date of receipt of such orders and acknowledgement will be the effective date of the Settlement Agreement (the "Effective Date"). The Effective Date must occur within 120 days of the date of execution of the Settlement Agreement. In addition, as of the Effective Date, the Receiver, the Company and the Company's current and certain former directors have agreed to deliver mutual releases.

On November 18, 2005, the former President and Chief Executive Officer of the Company filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and CEO of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled these actions. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005. On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in the three month period ended June 30, 2005. From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14.     Related Party Transactions

The following table outlines the Company's related party transactions for the years ending December 31:

	2006	2005	2004
Legal services provided by a law firm in which a director is a partner	$158,078	$227,883	$125,708
Fees paid on behalf of a significantly influenced company	$7,247	$760	$10,442
Management fees paid to a firm owned by a director	$–	$–	$30,000
Consulting fees paid to a firm in which an officer is a partner	$66,006	$–	$–
Consulting fees paid to a firm owned by a former officer	$34,248	$49,333	$46,067

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. At June 30, 2005, the full amount of the note receivable including accrued interest was impaired and hence provided for (see note 12).

At year-end, the amounts due from (to) related parties are as follows:

	2006	2005	2004
Due to law firm in which a director is a partner	$(57,931)	$(47,388)	$(5,338)
Due from significantly influenced company	$–	$–	$43,629
Due to a company in which an officer is a partner	$(56,188)	$–	$–

15.     Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2012. The Company recorded rent expense for 2006 of $641,113 (2005 – $573,516, 2004 – $480,575).

Annual rentals under these leases for each of the next five years are as follows:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

2007	$714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$2,911,396

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

16.     Segmented Information

Zi develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

Through its e-Learning business segment which includes equity interest in Archer and, the Company is indirectly involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provides personal and organizational teaching and learning through Canadian based schools as discussed in note 4 and 10.

Corporate includes unallocated segment expenses such as legal fees, public company costs and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

The Company's primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

	Revenue
	Royalty, license and implementation fees	Other product	Total	Amortization	VAT	Other operating expenses	Operating profit (loss) before interest and other income

2006
Zi Technology	$11,836,217	$–	$11,836,217	$1,534,027	$595,157	$13,453, 283		$(3,746, 250)
e-Learning	–	555,523	555,523	2,313	–	913,560		(360,350)
Corporate	–	–	–	173,185	–	5,025,213		(5,198,398)
Total	$11,836,217	$555,523	$12,391,740	$1,709,525	$595,157	$19,392,056		$(9,304,998)
Interest expense and interest and other income								218,588
Equity in net loss of significantly influenced company								(893,973)
Impairment of note receivable								(129,417)
Loss before income taxes								$(10,109,800)

2005
Zi Technology	$10,614,043	$–	$10,614,043	$975,867	$522,278	$11,603,694		$(2,487,796)
e-Learning	–	770,470	770,470	9,825	–	1,606,974		(846,329)
Corporate	–	–	–	176,427	–	1,455,940		(1,632,367)
Total	$10,614,043	$770,470	$11,384,513	$1,162,119	$522,278	$14,666,608		$(4,966,492)
Interest expense and interest and other income								360,504
Minority Interest								(23,920)
Loss before income taxes								$(4,629,908)

2004
Zi Technology	$12,898,838	$–	$12,898,838	$709,064	$434,386	$7,480,806		$4,274,582
e-Learning	–	504,213	504,213	24,646	–	3,223,272		(2,743,705)
Corporate	–	–	–	193,176	–	3,798,053		(3,991,229)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$434,386	$14,502,131		$(2,460,352)
Interest expense and interest and other income								72,153
Loss before income taxes							$	(2,388,199)

	2006			2005
	Capital assets	Other assets	Identifiable assets	Capital assets	Other assets	Identifiable assets

Zi Technology	$4,094,355	$9,520,898	$13,615,253	$3,855,682	$6,036,312	$9,891,994
e-Learning	–	–	–	795,559	833,102	1,628,661
Corporate	233,456	698,361	931,817	394,586	10,489,264	10,883,850
Total	$4,327,811	$10,219,259	$14,547,070	$5,045,827	$17,358,678	$22,404,5045

Corporate includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Zi Technology operations.

	Revenue
	Royalty, license and implementation fees	Other product	Total	Amortization	VAT	Other operating expenses	Operating profit (loss) before interest and other income
2006
Canada	$5,832,869	$378,230	$6,211,099	$1,417,419	$–	$12,341,912	$(7,548,232)
China	4,751,684	177,293	4,928,977	101,944	595,157	3,011,646	1,220,230
U.S.A.	935,956	–	935,956	6,606	–	2,244,921	(1,315,571)
Sweden	315,708	–	315,708	169,160	–	1,688,014	(1,541,466)
Other	–	–	–	14,396	–	105,563	(119,959)
Total	$11,836,217	$555,523	$12,391,740	$1,709,525	$595,157	$19,392,056		$(9,304,998)
Interest expense and interest and other income								218,588
Equity in net loss of significantly influenced company								(893,973)
Impairment of note receivable								(129,417)
Loss before income taxes							$	(10,109,800)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

2005
Canada	$4,175,334	$45,717	$4,221,051	$909,599	$–	$6,869,298		$(3,557,846)
China	5,019,599	724,753	5,744,352	59,836	522,278	4,278,221		884,017
U.S.A.	1,021,769	–	1,021,769	14,246	–	2,024,754		(1,017,231)
Sweden	397,341	–	397,341	164,042	–	1,406,772		(1,173,473)
Other	–	–	–	14,396	–	87,563		(101,959)
Total	$10,614,043	$770,470	$11,384,513	$1,162,119	$522,278	$14,666,608		$(4,966,492)
Interest expense and interest and other income								360,504
Impairment of note receivable								(23,920)
Loss before income taxes								$(4,629,908)

2004
Canada	$5,884,396	$8,120	$5,892,516	$785,332	$–	$9,087,566		$(3,980,382)
China	5,207,579	496,093	5,703,672	111,477	434,386	3,436,397		1,721,412
U.S.A.	1,806,863	–	1,806,863	15,681	–	1,868,755		(77,573)
Other	–	–	–	14,396	–	109,413		(123,809)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$434,386	$14,502,131		$(2,460,352)
Interest expense and interest and other income								72,153
Loss before income taxes							$	(2,388,199)

		2006			2005
				Identifiable				Identifiable
		Capital assets	Other assets	assets	Capital assets	Other assets		assets
Canada		$2,803,787	$4,637,029	$7,440,816	$3,534,976	$11,044,847		$14,579,823
China		192,608	5,059,157	5,251,765	198,330	5,181,836		5,380,166
U.S.A		23,193	246,866	270,059	26,860	535,127		561,987
Sweden		1,229,044	258,745	1,487,789	1,192,086	579,669		1,771,755
Other		79,179	17,462	96,641	93,575	17,199		110,774
Total		4,327,811	10,219,259	14,547,070	$5,045,827	$17,358,678		$22,404,505

Canada includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Canadian operations.

17.     Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Accounts payable and accrued liabilities	2006	2005
		(restated – see note 3)
Compensation	$1,285,652	$1,275,824
Trade accounts payable	1,174,585	1,529,348
Withholding tax and income taxes payable	876,546	1,058,127
Accounting and other compliance	315,641	311,251
Litigation and legal	327,048	255,866
Other accrued liabilities	66,550	117,309
Total	$4,046,022	$4,547,725

Loss per share

In 2006, anti-dilutive stock options, RSUs, warrants and performance based escrowed shares of 3,999,982 have been excluded in the calculation of diluted loss per share (2005 – 4,959,869; 2004 – 6,374,836).

18.     Governmental Regulation

Archer and each learning institution are subject to regulation by federal and provincial governmental agencies and accrediting bodies. In order to participate in the various provincial student financial assistance programs, the schools must satisfy regulatory scrutiny on the basis of numerous standards as well as demonstrate their compliance to the governmental bodies on an ongoing basis. As of December 31, 2005, Archer's institutions were in compliance with the applicable regulations in all material respects.

All institutions participating in the provincial student assistance programs must satisfy specific standards of financial responsibility. The provincial governmental bodies evaluate the institutions for compliance with these standards each year, based on the institutions' audited financial statements.

Because Archer operates in a regulated industry, it may be subject to, from time to time, investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. There can be no assurance that other regulatory agencies or third parties will not undertake investigations or make claims against the Archer, or that such claims, if made, will not have a material adverse effect on Archer's business results of operations or financial condition.

19.     Economic Dependence

In 2006, two Zi Technology customers accounted for 34 percent or $4,311,634 (2005 – 31 percent or $3,583,403; 2004 – 34 percent or $4,587,871) of the Company's total revenue. As at December 31, 2006, the Company's single largest customer accounted for 52% of the accounts receivable balance. Subsequent to year-end, the full amount of the receivable was collected.

20.     Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company's stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As for fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company's stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company's stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company's stock option plans. The value of those share option, aggregating $400,000 will be amortized over the three-year vesting period.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Disposition of Archer Education Group

Effective March 27, 2007, Zi sold its minority interest in Archer to an unrelated third party. The transaction was valued at CDN$0.12 per share for total proceeds of CDN$736,800. The purchase price was paid in full at the date of closing. For the year ended December 31, 2006 and 2005, Archer's operations were reflected in the Company's financial statements through the equity method of accounting and consolidation, respectively. As at December 31, 2006, equity in net loss of Archer had exceeded the Company's investment in Archer. As a result, the proceeds of CDN$736,800 will be recognized as a gain in the first quarter of 2007.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated financial statements of Zi Corporation (the ''Company'') as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our reports thereon dated March 29, 2007 (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled "Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference" referring to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern); such financial statements and reports are included in the 2006 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

[(signed) "Deloitte & Touche LLP"]

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 29, 2007

Schedule 11 - Valuation and Qualifying Accounts

Balance at
	Beginning of	Charged to costs		Balance at
	Year	and expenses	Deductions	End of Year
Allowance for Doubtful Accounts
Year Ended December 31, 2006	$ 426,697	$ 750,535	$ 240,501	$ 936,731
Year Ended December 31, 2005	$ 154,108	$ 278,589	$ 6,000	$ 426,697
Year Ended December 31, 2004	$ 507,640	$ 68,844	$ 422,376	$ 154,108