Form 20-F/A
period 2006-12-31
ZI CORP
filed 2007-06-19
CIK 922658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

(  ) Yes      (  ) No

TABLE OF CONTENTS

PART I	5
Item 3. Key Information	5
A. Selected financial data	5
Currency and Exchange Rates	6
B. Capitalization and Indebtedness	6
C. Reasons for the offer and use of proceeds	6
D. Risk factors	6
Item 4. Information on the Company	16
A. History and Development of the Company	16
Acquisition and Development of Input Technology	16
Acquisition and Divestiture of Oztime	18
Acquisition and Divestiture of EnglishPractice Inc.	19
Acquisition of Archer Education Group Inc.	19
Acquisition of Assets of Decuma AB	20
Intellectual Property Litigation	20
Disposition and Discontinued Operations	21
Telecom Technology Corporation Limited	21
The Magic Lantern Group of Companies	21
Archer Education Group Inc	22
Acquisition of Zi Shares by the Lancer Funds	22
Principal Capital Expenditures and Divestitures	24
B. Business overview	25
Zi in General	25
Zi Technology Business Unit	25
Description of eZiText and eZiType	25
Licensing of eZiText	27
Description of Qix	27
Description of Decuma Handwriting Recognition Solutions	27
Investment in Archer Education Group Inc.	28
Geographic Segments	29
C. Organizational Structure	29
D. Property, plants and equipment	30
Item 5. Operating and Financial Review and Prospects	30
A. Operating results	31
Recent Developments	32
Critical Accounting Policies and Estimates	32
Going Concern Basis	33
Software Development Costs	33
Revenue Recognition	33
Stock-Based Compensation Plan	33
Contingencies	34
Accounting for Income Taxes	34
Recent accounting pronouncements	34
Quarterly Overview	35
Operating Results	37

Net Loss	37
Revenue	38
Cost of Sales & Gross Margin	39
Selling, General and Administrative Expenses	39
Legal	40
Product Research and Development Expense	40
Depreciation and Amortization	41
Interest and Other Income	41
Income Tax Expense	41
Discontinued Operations	42
Foreign Currency	42
Impact on Governmental Policies and Other Factors on Operations and Investments	42
B. Liquidity and capital resources	42
Financial Condition and Liquidity	43
Restricted Cash	43
Bank Indebtedness	43
Cash Requirements Outlook	43
Cash applies to Operating Activities	43
Financing Activities	44
Investing Activities	44
Commitments and Contractual Obligations	44
Transactions with Related Parties	45
Off-Balance Sheet Arrangements	45
Capital Expenditure Commitments	45
C. Research and development, patents and licenses, etc.	46
D. Trend Information	46
Litigation/Indemnification	46
Subsequent Events	47
E. Off-balance sheet arrangements	48
F. Tabular disclosure of contractual obligations	48
G. Safe harbor	48
PART III	48
Item 18. Financial Statements	48
Item 19. Exhibits	48
Signatures	49

EXPLANATORY NOTE REGARDING AMENDMENT NO. 1

We are filing this Amendment No. 1 on Form 20-F/A to amend Items 3, 4 and 5 of Part I, and Item 18 of Part III of the Annual Report on Form 20-F for the year ended December 31, 2006, as originally filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2007 (the “Original Filing”). Amendment No. 1 is being filed for the purpose of revising certain information included in these Items as a result of a reclassification of our operating results to discontinued operations related to the sale of our minority interest in our e-Learning business segment.

In addition to amending the Items listed above, Item 19 of Part III of the Original Filing has been amended to add currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002. No other changes have been made to the Original Filing. This Amendment No. 1 does not reflect events occurring after the Original Filing or modify or update those disclosures affected by subsequent events.

PART I

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

	2006(4)	2005(4)	2004(4)	2003(4)	2002(4)
		Restated(3)	restated(3)
	(in thousands of U.S. dollars except per share data)

Revenue from continuing operations	11,836	10,614	12,899	9,919	6,481
Operating loss from continuing operations (1)	(8,945)	(4,120)	(1,717)	(1,544)	(15,523)
Operating loss from continuing operations per share	(0.19)	(0.09)	(0.04)	(0.04)	(0.33)
Net loss from continuing operations (1)	(9,750)	(4,489)	(2,008)	(2,146)	(12,487)
Net loss from continuing operations per share	(0.21)	(0.10)	(0.05)	(0.06)	(0.33)
Net loss (2)	(10,995)	(5,317)	(2,724)	(2,931)	(25,206)
Basic and diluted net loss per share	(0.24)	(0.12)	(0.07)	(0.08)	(0.67)
Total assets	14,547	22,405	21,699	10,686	11,870
Capital stock and additional paid-in capital	113,736	111,480	108,140	94,559	91,165
Accumulated deficit and accumulated other
comprehensive loss	(108,918)	(98,158)	(92,727)	(90,278)	(87,510)
Net assets	4,818	13,322	15,413	4,281	3,655
Outstanding shares, in thousands	46,689	46,273	45,225	39,372	37,914

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

(4)  On March 27, 2007, the Company sold its minority interest in its e-Learning business segment.  Because the Company’s management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in the e-Learning business segment, e-Learning was initially included in the Company’s consolidated operating loss for all previous periods. As a result of the sale, for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 the e-Learning operating results have been reclassified to discontinued operations.

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

The following table sets out the high and low exchange rates for the U.S. dollar expressed in terms of one Canadian dollar in effect at the end of the following periods:

	U.S. Dollar per One Canadian Dollar
	December	January	February	March	April	May
	2006	2007	2007	2007	2007	2007
High for the month	0.8795	0.8584	0.8632	0.8673	0.9035	0.9345
Low for the month	0.8581	0.8457	0.8437	0.8467	0.8633	0.8980

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 8, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollar into Canadian dollars was U.S.$1.00 = CDN$1.0622.

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

Our operations may have been, and could be in the future, adversely affected by the Receiver for the Lancer Funds holding approximately 40% of the Company’s shares.

In August 2003 we became aware of information that suggested a group of funds, including Lancer Partners LP and Lancer Offshore Inc. (collectively, the “Lancer Funds”), had accumulated a significant percentage of our outstanding common shares. This information followed the appointment in July 2003 of the Receiver for the Lancer Funds who was appointed as a result of a U.S. Securities and Exchange Commission (the “SEC”) enforcement proceeding which alleged securities law violations by the management of the Lancer Funds. In December 2003, we learned through Lancer Funds’ regulatory disclosure that the Lancer Funds believed their ownership amounted to approximately 49 percent of our outstanding shares at the time. As of December 31, 2006, the Lancer Funds have disclosed that their ownership amounted to approximately 40 percent of our outstanding shares. While the enforcement proceeding did not allege wrongdoing in connection with our common shares or any of the affairs of the Company, the accumulation was done in apparent violation of U.S. and Canadian securities laws, and without our knowledge or assistance. In July 2005, the Receiver for the Lancer Funds stated in a filing with the SEC that the Receiver was considering requesting a special meeting of shareholders for the purpose of removing the then current members of the Board of Directors (other than Donald Moore). In August 2005, the Receiver issued such a request and also a request for a copy of our shareholder list. In response to these actions, we obtained an interim order from the Court of Queen’s Bench of Alberta (the “Alberta Court”) prohibiting the Receiver from calling the special meeting, based upon the Lancer Funds’ apparent violations of applicable corporate and securities law. We also initiated proceedings before the Alberta Securities Commission (“ASC”) to require the Receiver to dispose of its shareholdings or make a proper takeover bid to all shareholders of the Company. The Receiver opposed these actions, and sought relief in a Florida court through a contempt motion against the Company. However, at the Company’s annual general meeting of shareholders held on December 22, 2006, the Receiver voted in favor of our management’s recommendation as to the composition of the Company’s Board of Directors.

In February 2007, the Company and the Receiver entered into a conditional settlement agreement, which aims to settle any and all outstanding claims and issues between the Receiver, the Lancer Funds and the Corporation. See Item 4 – Information on the Company – History and Development of the Company. According to the terms of the settlement agreement, both the Receiver and Michael Lobsinger, who are both significant shareholders of the Corporation, each have the obligation to vote their shares in favor of the other party’s two director nominees, up until the Corporation’s shareholders’ meeting held in respect of the fiscal year ended 2007, and the Corporation shall not nominate Mr. Lobsinger nor certain persons or entities related to Mr. Lobsinger for appointment to the Corporation’s board of directors.

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. As a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

The legal matters related to the Receiver have or may have adversely affected our operations in a number of ways:

•

The Company has incurred significant legal fees in connection with issues concerning the Receiver.

•

Promising acquisition candidates and possible financing sources have terminated discussions with us based upon uncertainty regarding the future composition of our Board of Directors and management of the Company and the possible impact of sales of our securities by the Receiver.

•

Our customers and potential customers have similarly raised concerns about the future management of the Company and our ability to live up to our contractual commitments.

•

Our efforts to recruit highly qualified members of executive management and additional directors from our industry have been hampered by the disputes between the Company and the Receiver.

•

Scarce management resources have been diverted from Company operations to addressing the foregoing concerns raised by our customers, employees, shareholders and potential acquisition candidates.

Uncertainties regarding the impact of possible sales of our shares by the Receiver may negatively impact the market price for our securities.

According to the Receiver’s filings with the SEC, as of the date of this Report, the Receiver holds approximately 40 percent of our outstanding shares. The Receiver has in the past, and may in the future, announce an intention to sell shares in the open market. These announcements, whether or not they are accompanied by contemporaneous sales, may have a depressive effect on the market price for our securities.

We operate in a new and developing market and we may not be able to sustain the rapid development required in our industry to remain competitive.

The development of our input technology market depends upon:

•

the growth of third party applications incorporating our products and technologies;

•

the demand for new applications;

•

the ability of our products and technologies to meet and adapt to these needs; and

•

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

The market for our products has been characterized by:

•

rapid technological change;

•

frequent product introductions;

•

evolving customer requirements; and

•

aggressive price competition.

We believe that these trends will continue into the foreseeable future. Our success will depend, in part, upon our ability to:

•

enhance our existing products and gain market share while controlling costs;

•

successfully develop new products or additional localized versions that meet increasingly demanding customer requirements; and

•

gain market acceptance.

To achieve these goals, we will need to continue to make substantial investments in product development and marketing. We may not:

•

have sufficient resources to make these investments;

•

be successful in developing product enhancements or new products on a timely basis, if at all; or

•

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

The software industry is intensely competitive and is characterized by rapid technological advances, evolving industry standards, price competition and technological obsolescence. Major Asian and North American software and technology companies engage in development of input or other interface software. Our actual or potential input technology competitors include, but are not limited to: Motorola; America Online Inc. (“AOL”); Nokia; OpenWave; Microsoft; Research in Motion,  Eatoni, Abaxia, Mobease, Communications Intelligence, PenReader, Vision Objects, TealPoint in Latin languages, PenPower, HanWang, Guobi and Chinastar. Many of our competitors have longer operating histories and have greater financial, technical, sales, marketing and other resources. To a great extent, our ability to compete will depend on such factors as product features, technical superiority, ease of use, price, quality, technical support and services, product development capabilities, marketing, distribution channels, and ability to meet delivery schedules. There can be no assurance that our products and services can compete successfully or gain market acceptance. Other corporations with greater financial and technical resources and larger marketing organizations could enter the market and pose a potential threat if they can develop technologies and products that can rival those developed by us or under license to us.

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

•

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

As described in Item 4 - Information on the Company - Intellectual Property Litigation, the Company and AOL settled a judgment under U.S. based litigation by a written settlement agreement dated December 6, 2002. Under the settlement agreement, the Company consented to, inter alia, an injunction under a consent judgment which prohibits the sale or use in the United States of earlier versions of the Company’s eZiText product. Such earlier versions of eZiText are not currently sold or offered for sale or used by the Company in the United States. This injunction does not apply to or prohibit the sale or use of such earlier versions of the Company’s eZiText product in countries other than the United States. In the ordinary course of business, the Company, AOL and others seek to protect their intellectual property in various countries and jurisdictions through administrative proceedings and civil litigation. The settlement of the AOL lawsuit dealt only with certain patent infringement claims in the United States. There can be no assurance that we will be successful in various challenges filed in respect of certain of AOL’s patent claims outside of the United States. The outcome of any of these proceedings, if determined adversely, raises the possibility that additional civil action could follow.

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

Our success will be dependent, in part, on the performance of our personnel who develop our technology and manage our business. We have personnel that we believe are competent in the development of our technology, services and software related products and have endeavoured to hire and retain qualified managerial and technology development services people for the development and expansion of the Zi Technology business. Nevertheless, failure to retain their expertise or to attract and retain key personnel with necessary technological and marketing skills, in addition to Milos Djokovic, President and Chief Executive Officer, Blair Mullin, Chief Financial Officer, Roland Williams, Senior Vice President of Technical Innovations, Axel Bernstorff, Vice President of Global Sales, Brandon Mensinga, Director – Qix and Corneil Goud, Director – Predictive Text, could have a materially adverse effect upon our ability to grow and operate profitably. The Company’s insurance coverage does not include key-man life insurance for any of the above mentioned individuals. It should be noted that we have engaged an executive services and consulting firm to provide us with the services of Blair Mullin as our Chief Financial Officer.

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

•

political and economic changes and disruptions in the countries into which we sell products or have operations;

•

limits on repatriation of earnings;

•

changes in various regulatory requirements and the cost of compliance with a wide variety of laws;

•

difficulties in enforcing contracts;

•

difficulties in protecting intellectual property

•

governmental currency controls;

•

export/import controls;

•

tariff regulations and other trade barriers;

•

costs and risks of localizing products for foreign countries;

•

difficulties in staffing and managing operations in multiple locations in many countries;

•

greater difficulties in trade accounts receivable collection; or

•

possible adverse tax consequences.

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

•

dependence on the market acceptance and sales of our licensees’ products in which our technologies are embedded;

•

seasonality of sales of our licensees’ products;

•

changes in the demand for our technology;

•

the introduction or enhancement of products and services by us and our competitors and market acceptance of those enhancements or products;

•

delays in the introduction of products or enhancements by us or our competitors;

•

the timing of significant orders, delivery and implementation of our products;

•

the gain or loss of any significant customer;

•

changes in our pricing policies or those of our competitors;

•

the mix of distribution channels through which products are sold and the mix of products and services sold;

•

the mix of international and North American revenues;

•

exchange rate fluctuations;

•

the timing of any acquisitions and related costs;

•

foreign currency exchange rates and general economic conditions; and

•

legal and other costs associated with defence and resolution of patent infringement claims and other litigation the Company is involved in.

In addition, there are several factors that could cause material fluctuations in our revenues from quarter to quarter, including:

•

the size and timing of individual license transactions by our customers;

•

the potential for delay or deferral of customer implementation of our technology;

•

the terms of future licensing arrangements between us and our customers;

•

inaccuracies in reporting of royalties and license fees by customers;

•

geopolitical events;

•

world health factors; and

•

credit risks such as bankruptcies or other economic hardships affecting any of our customers.

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

At December 31, 2006, the Company held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in Chinese renminbis (“RMB”) through its principal Chinese subsidiary.  Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

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

As part of our business strategy, we may acquire assets and businesses principally relating or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•

exposure to unknown liabilities of acquired companies;

•

higher than anticipated acquisition costs and expenses;

•

effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•

the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target company is in a geographically distant location;

•

disruption of our ongoing business;

•

diversion of management's time and attention;

•

failure to enhance our financial and strategic position by the unsuccessful incorporation of acquired technology;

•

the inability to implement uniform standards, controls, procedures and policies;

•

loss of key employees and customers

•

the incurrence of amortization expenses; and

•

possible dilution to our shareholders.

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

In 2006, Canada Revenue Agency (“CRA”) commenced an audit of Zi Corporation. We intend to present to CRA a comprehensive review of our international transfer pricing policies and procedures and documentation requirements. The ultimate resolution of this matter is uncertain and we are currently working with our tax advisors to determine a range of possible outcomes.  Should the ultimate resolution be unfavourable for the Company, we could be faced with a significant tax liability.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain the Company’s current status as a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S.  The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

If the Company is characterized as a passive foreign investment company, its shareholders may be subject to adverse U.S. federal income tax consequences.

The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”), as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  See “Item 10.E - Material United States Federal Income Tax Consequences.”

The Company may be deemed to be a controlled foreign corporation under the Code.

If more than 50% of the voting power of all classes of shares or total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of shares of the Company, the Company could be treated as a “controlled foreign corporation,” as such term is defined under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of the Company.

The Company has not made a determination as to whether it is a controlled foreign corporation under the Code, and cannot give any assurance that it would not be determined to be a controlled foreign corporation under the Code now or in the future.  See “Item 10.E - Material United States Federal Income Tax Consequences.”

Item 4 -Information on the Company

A. History and Development of the Company

Our head and principal office is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2. Our telephone number is (403) 233-8875 and our facsimile number is (403) 233-8878. Our common shares are listed on the Toronto Stock Exchange under the symbol “ZIC” and on the NASDAQ Global Market under the symbol “ZICA”.

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

Acquisition and Development of Input Technology

Effective November 1993, we acquired three licenses relating to certain computer software, word processing software and language translation technology known as the “Jiejing Input System”, the “Zitong Input System” and the “Chappell/Yates Translation Technology”, respectively (collectively, referred to as the “Jiejing Licenses”).

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

Effective February 1998, we acquired the rights to, and ownership of, the technology underlying the Jiejing Licenses and terminated the Jiejing Licenses.

Consideration given by us for acquiring the technology underlying the Jiejing Licenses was the accelerated release of 4,525,000 of our common shares, previously issued and held in escrow. In return for the accelerated release of these common shares from escrow, the vendors of the technology:

•

assigned all rights to and ownership of such technology, subject to the exclusion outlined below;

•

agreed to the cancellation of 475,000 common shares previously issued and outstanding under the escrow terms and conditions;

•

forgave outstanding license fees due and payable at December 31, 1997; and

•

terminated the Jiejing Licenses.

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

The following is a partial list of certain U.S. patents which have been issued to the Company, which further strengthen our competitive position: U.S. patent No. 6,956,968 - “Database Engines for Processing Ideographic Characters and Methods Therefor”; U.S. patent No. 6,955,602 - “Text Entry Within a Video Game”; U.S. patent No. 6,864,809 - “Korean Language Predictive Mechanism for Text Entry By a User”; and U.S. patent No. 6,801,659 - “Text Input System for Ideographic and Non-Ideographic Languages”.

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

On July 31, 2001, the Company caused one of its subsidiaries, namely Asia Translation & Telecommunications Limited (“AT&T”), to incorporate Beijing Oztime Education & Network Technology Co., Ltd. (“Oztime”), a wholly foreign owned enterprise formed under the laws of the People’s Republic of China. Since this event, all substantive business, including product and business development, has been carried out through this new entity, which is intended to mitigate possible consequences of the lack of proper Chinese registration of the Company’s interest in Beijing Oz. Beijing Oz is currently inactive and carries on no business operations in China. We received confirmation in 2003 that Beijing Oz has been officially dissolved.

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

Effective as of December 2005, Archer Education Group Inc. acquired Oztime from AT&T, with the purchase price set at 4,800,000 common voting shares of Archer, of which 4,140,000 shares were issued in the name of AT&T, and 660,000 shares were issued in the name of certain Oztime employees, as designated by AT&T. Of the 4,140,000 shares issued to AT&T, 1,000,000 shares were deposited with an escrow agent (the “Archer Escrow Shares”). The release of the escrowed shares was subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime’s revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.   As at December 31, 2006, Oztime revenues earned did not reach the required level and therefore the escrowed shares were cancelled.

As of December 31, 2005 approximately 53.2 percent of Archer’s outstanding shares were owned by Zi or its subsidiaries. As of December 31, 2006, the Company’s ownership position in Archer had been diluted to 42.2 percent.  Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$632,601.

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

EPI owns two proprietary software products: (i) The Lesson Manager; and (ii) The Content Generator. The Lesson Manager allows teachers to enter questions and quizzes through a user friendly interface and the Content Generator converts the content entered into Java applications and corresponding HTML pages. EPI had over 570,000 users and over 6 million page views per month at the time of acquisition. EPI’s revenue model was based on growing and leveraging its user base to receive revenues from advertising, sponsorship, pay per use, subscription and e-commerce opportunities. This revenue model did not prove to be effective and revenue streams did not develop following the acquisition. We did not believe that EPI would contribute any material revenues to us in the future as a standalone entity. As a result, EPI content and software products were integrated into Oztime’s education portal business.

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

In late 2001, the EPI operations were moved from Calgary to share offices with Oztime in Beijing and EPI’s technology and business was integrated into Oztime’s business plan. See Item 4 - Information on the Company - B. Business Overview.

Effective as of December 2005, Archer acquired from Zi all of the outstanding shares of EPI, with the purchase price being set at 2,000,000 common voting shares of Archer.

As of December 31, 2005 approximately 53.2 percent of Archer’s outstanding shares were owned by Zi or its subsidiaries. As of December 31, 2006, the Company’s ownership position in Archer had been diluted to 42.2 percent. Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$632,601.

Acquisition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer’s shares, through share subscription agreements in 2005. Consequently, Zi became a related party to Archer.

The Company’s ownership of Archer increased primarily by the sale of its Beijing Oztime Education & Network Technology Co. Ltd. (“Oztime”) and EnglishPractice Inc. (“EPI”) subsidiaries to Archer.  At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. Zi therefore, accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer’s results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 note receivable. The release of the escrowed shares was subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime’s revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.   As at December 31, 2006, Oztime revenues earned did not reach the required level and therefore the escrowed shares were cancelled.

On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi’s interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer’s net loss at December 31, 2006, using the equity method.

Through a further private placement of Archer’s common shares and exercise of stock options from March to December 2006, the Company’s ownership of Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company’s net investment in Archer increases resulting in a dilution gain to Zi of $758,903 as of December 31, 2006.

Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$632,601. The book value of the Archer shares sold had previously been reduced to zero by Zi; therefore, the Company has recorded a gain on the sale in the first quarter of 2007 of US$632,601.

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

(i)

Asian Communications Pty Ltd., and Tegic Communications, Inc. v. Zi Corporation and Zi Corporation of America, Inc. Pursuant to a Complaint for Patent Infringement filed on March 21, 2000 in the United States District Court in and for the Northern District of California, Asian Communications Pty. Ltd. (“Asian Communications”) and Tegic alleged that the Company and its affiliate, Zi Corporation of America, Inc. (“Zi America”) infringed certain Tegic patents in the United States ( the “Tegic Lawsuit”).

As a part of the proceedings, on February 21, 2002, the District Court granted a summary judgment order which held that the Company’s then current version 4.5 eZiText product for alphabetic languages did not infringe the Tegic patents in this lawsuit.

On September 4, 2002, the jury in this lawsuit found that certain versions earlier than version 4.5 of the Company’s eZiText product (the “U.S. Restricted Versions”) infringed Tegic’s U.S. patents and awarded Tegic $9 million in damages (the “Damages Award”). At a post-trial hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury’s damages verdict and denied the Company’s motions to invalidate Tegic’s U.S. patents and to set aside the Damages Award.

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

Dispositions and Discontinued Operations

Telecom Technology Corporation Limited

On July 22, 2000, we acquired all of the outstanding shares of Telecom Technology Centre, Limited (“TTC”), a Hong Kong based engineering and design services provider in exchange for $3,208,023 in cash. The acquisition cost was offset in part by TTC’s cash position of $1,305,877. As a result of this acquisition, we added over 30 Hong Kong based telecom technology engineers with the ability to develop and produce customized solutions for Bluetooth™ applications, Wireless Access Protocol (WAP) and VoIP.

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

Subsequent to the acquisition, TTC’s activities were integrated into our wholly-owned subsidiary, Zi Corporation (H.K.) Limited. As part of this integration, the various business lines of Zi Services (a former business unit of the Company) were narrowed to focus specifically on developing Bluetooth and VoIP technologies.

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

On November 7, 2002, the Company completed the sale of 55 percent of its interest in the Lantern Group to JKC Group Inc., which at the time was believed to be an arm’s-length party. As part of the transaction, JKC Group Inc. changed its corporate name to Magic Lantern Group, Inc. (“MLG”). MLG traded on the AMEX under the ticker symbol “GML”. At closing, the Company received a 45 percent equity interest in MLG consisting of 29,750,000 common shares and a three year promissory note in the face amount of $3,000,000. The Company obtained registration rights for its stock in MLG and its stock was registered with the SEC for trading. The promissory note was subject to adjustment based upon the financial performance of the Lantern Group for the first year after the sale. As a result of the level of MLG’s financial performance during the year subsequent to closing, the face amount of the note was reduced to $2,000,000.

Subsequent to the closing, the Company learned that MLG’s then-controlling shareholder, an affiliate of Michael Lauer and several funds known as the Lancer Group, had acquired and owned on an undisclosed basis, what was subsequently disclosed to be a 49.3 percent interest in Zi at that time. See: “Item 4 – Information on the Company – A. History and Development of the Company – Acquisition of Zi Shares by the Lancer Funds”. There is no material impact on the financial statements of Zi as a result of the sale of the Lantern Group, to what is now known to be a related party, since no gain was recognized on the disposition of the Lantern Group.

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

Archer Education Group Inc.

See: “Item 4 - History and Development of the Company - Acquisition of Archer Education Group Inc.” above.

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

The Receiver filed an initial report on September 8, 2003 in the U.S. District Court in Florida, noting, among other things, that numerous substantial investment position discrepancies had been identified in many of the Lancer Funds' holdings. The Receiver remained uncertain of the Lancer Funds' ownership interest in many of those portfolio companies, including the Company. The initial report also disclosed that the Receiver could apply to the court for abatement of its obligation to make regulatory filings with the SEC or other appropriate agencies. The Company offered assistance to the Receiver to determine the extent of the Lancer Funds’ holdings in the Company, including the provision of copies of its registered shareholder records and private placement subscription details.

In 2003, a statement of beneficial ownership on Schedule 13D was filed by the Receiver with the SEC. According to the Schedule 13D, the Receiver reported that it owned, through four Lancer entities, 19,407,364 common shares of the Company, or approximately 49 percent of the total issued and outstanding common shares of the Company.

Under the United States Securities Act of 1933, as amended (the “Securities Act”) the Receiver is deemed to be an “affiliate” (as such term is defined in Rule 405 of the Securities Act) of the Company and its holdings in the Company are therefore subject to resale restrictions absent registration under the Securities Act. Under U.S. law, the amount of securities that may be publicly sold in the United States by an affiliate within any three-month period may not exceed the greater of one percent of the total number of Company shares outstanding, or the average weekly reported volume of trading in Company shares during the four weeks prior to the filing of a notice with the SEC of an intention to sell. The volume limitation does not apply to sales by the Receiver on the Toronto Stock Exchange.

On January 11, 2005, the Receiver filed an intention to sell in the aggregate up to 3,363,396 common shares in the ninety days thereafter pursuant to Rule 144 under the Securities Act. According to amendments to Schedule 13D, the Receiver sold an aggregate 689,356 shares of Zi during January and February 2005. On February 10, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,875,132 shares of Zi. On March 11, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,674,040 shares of Zi. No shares were sold in March 2005. On April 8, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi.  On April 18, 2005 the Receiver filed an intention to sell in the aggregate up to 2,674,040 common shares in the ninety days thereafter pursuant to Rule 144. No shares were sold in April 2005. On May 6, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi. Notwithstanding the Receiver’s filings concerning the possible sale of shares of Zi, to the best of the Company’s knowledge, no shares have been sold by the Receiver since February 2005. According to the Receiver’s filings with the SEC, as of the date of this Report, the Receiver holds approximately 37 percent of our outstanding shares.

In July 2004, Zi completed a private placement for gross proceeds of CDN$10 million. As a condition of the financing, the Receiver, among others, agreed to a 150 day lock up of its shares. In return for this consideration, the Company agreed, among other things, to appoint one director to the Company’s board as a nominee of the Receiver.  The Company subsequently appointed Donald Moore to the Board of Directors as the Receiver’s nominee.

In 2005, the Receiver contacted the Company to request certain shareholder information with a view to calling a special meeting of the Company’s shareholders, the purpose of which would be to elect a slate of directors proposed by the Receiver.

The Company sought the advice of legal counsel and concluded, among other things, that it would not cooperate with the Receiver in effecting what the Company believed was an unlawful takeover of the Company. In its filings to the Alberta Court, the Company cited Lancer’s failure to comply with Alberta laws regarding takeover bids. The Alberta Court issued an interim order that, among other things, prohibited the Receiver from requisitioning a shareholders’ meeting. The Receiver brought a motion to contest the Alberta Court’s jurisdiction and to seek to have all related matters dealt with in a Florida Court. The Alberta Court, in a decision dated January 31, 2006, denied the Receiver’s application to change venue, citing the Alberta Court as the proper forum to consider matters under the Business Corporations Act (Alberta) (“ABCA”) and the  Securities Act (Alberta) and refused to set aside its interim order against the Receiver.

The Company brought a companion proceeding before the ASC on December 5, 2005, seeking among other things an order requiring the Receiver to either dispose of the Lancer Funds' Zi shares or make a lawful takeover bid to all of Zi's shareholders.  On March 16, 2006, the ASC dismissed a motion by the Receiver to stay or dismiss the ASC proceedings.

Separately, the Receiver instituted a contempt of court hearing before the U.S. District Court for the Southern District of Florida (the “Florida Court”) claiming that the Company’s filing before the Alberta Court violated a case management order which mandated that all proceedings against the Receiver be brought in the Florida Court. The Company was not a party to any previous proceeding before the Florida Court and argued that it was not subject to the case management order.

Zi had previously agreed to a U.S. venue for resolving certain contractual issues with the Receiver and the Alberta Court acknowledged that such agreement does not affect the Alberta Court’s ability to rule on matters under the ABCA and Alberta securities laws.

At the Company’s annual general meeting of shareholders held on December 22, 2006, the Receiver voted in favor of our management’s recommendation as to the composition of the Company’s Board of Directors. In February 2007, the Company and the Receiver entered into a settlement agreement, which aims to settle any and all outstanding claims and issues between the Receiver, the Lancer Funds and the Corporation. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the settlement agreement on behalf of the Lancer Funds. The settlement is also conditioned upon the parties securing the acknowledgement of the ASC that the ASC will dismiss with prejudice Zi's pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver’s appointment, and such acknowledgement is not expected to be contentious. To date, orders have been secured from the United States District Court for the Southern District of Florida and from the United States Bankruptcy Court for the Southern District of Florida. The date of receipt of all such orders and acknowledgement will be the effective date of the settlement agreement (the "Settlement Agreement Effective Date"), which shall not be later than 120 days following the execution of the settlement agreement. Pursuant to the settlement agreement, as at the Settlement Agreement Effective Date, the Receiver and the Corporation have agreed to immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind.

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

Principal Capital Expenditures and Divestiture

During the years ended December 31, 2003, 2004, 2005, 2006, and up to February 28, 2007 our principal capital expenditures were as follows:

	Amount of Expenditure (Divestiture)
	To
	February
Description of Expenditure	28, 2007	2006	2005	2004	2003
Capitalized Software Development
Costs	$147,290	$1,407,204	$930,264	$1,661,974	$237,618
Acquisition of Archer	Nil	Nil	581,638	Nil	Nil
Acquisition of Decuma	Nil	Nil	1,456,602	Nil	Nil
Acquisition of Magic Lantern	Nil	Nil	Nil	Nil	Nil
Computer & office equipment	$23,100	$304,457	$258,485	$178,258	$133,297

During the years ended December 31, 2003, 2004, 2005, 2006 and up to March 23, 2007, the Company did not have any significant capital divestitures.

In January 2005, the Company acquired the assets of Decuma AB for approximately U.S.$1.0 million, including fees and expenses. In the remainder of 2007, the Company’s planned principal capital expenditures will be software development costs. The Company expects these expenditures will be incurred primarily in Canada, China and Sweden. See Item 18 - Financial Statements - Note 4 for a detailed description of the acquisitions. These planned capital expenditures will be financed through existing cash reserves.

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

Moreover, Zi has made significant progress in its integration of core products and the development of solutions for Smart Phone platforms, a major growth segment of the wireless device market. The Company has developed Input Method Editors (“IMEs”) for the Microsoft Windows Mobile platform and Front End Processors (“FEPs”) for Symbian S60 smart phones for eZiText and eZiType. These solutions enable OEMs easy access to Zi’s core products on leading smart phone platforms.

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

The first market trial and deployments of Qix occurred with Virgin Mobile and T-Mobile (UK) Limited (“T-Mobile”). The results from the Virgin trial indicated a sustained 33% increase in average revenue per user (ARPU) in use of voice calls, SMS, MMS, and internet data services during the trial period. T-Mobile is expected to deploy 25,000 Nokia S60 units as part of their deployment. T-Mobile is initially offering Qix in the UK, and the global agreement with Zi Corporation provides for possible additional rollouts in other countries covered by T-Mobile.

Description of Decuma Handwriting Recognition Solutions

In January 2005, we acquired the assets of Decuma AB of Lund, Sweden. Decuma’s handwriting recognition solutions include Decuma Alphabetic, Decuma Japanese, Decuma Chinese, Decuma Korean and Decuma Arabic, which together comprise more that 70 languages and dialects.

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

Investment in Archer Education Group Inc.

As of December 31, 2006, the Company was a 42.2 percent owner of Archer Education Group Inc., an international education company. Subsequent to March 23, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$632,601.

Through a combination of electronically delivered instruction, the interactive nature of the Inter/Intranet, and traditional classroom “bricks and mortar” learning, Archer Education Group intends to provide a blended form of personal and organizational teaching and learning to those parts of the world where there is greatest need and demand for education and training.

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

Customized courseware is the building of e-Learning courses that have been adapted from a client’s existing training material (usually offline). Standard courseware is e-Learning courses that have been built for a general audience and cover a subject area with a strong demand that is not or cannot be met by traditional classrooms, such as ESL.

Geographic Segments

The table below summarizes the Company’s revenues by activity and geographic market for the last three fiscal years:

		License and implementation fees
2006	Canada(1)	$5,832,869
	China(2)	4,751,684
	USA(3)	935,956
	Sweden(4)	315,708
	Total	$11,836,217
2005	Canada(1)	$4,175,334
	China(2)	5,019,599
	USA(3)	1,021,769
	Sweden(4)	397,341
	Total	$10,614,043
2004	Canada(1)	$5,884,396
	China(2)	5,207,579
	USA(3)	1,806,863
	Total	$12,898,838

 Notes:

(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia, North America and Europe.

(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Huayu Zi Software Technology (Beijing) Co. Ltd and Zi Corporation (H.K.) Limited are in Asia.

(3)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.

(4)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Decuma AB are in Asia, Europe and the United States.

C. Organizational Structure

Unless otherwise indicated, Zi, or one or more of its subsidiaries, owns 100 percent of the outstanding shares of the subsidiary.

Name of Subsidiary	Country of Incorporation
Multi-Corp International Ltd.	Barbados
Zi (Bermuda) Corporation Ltd.	Bermuda
Zi Oztime Corporation Ltd.	Bermuda
Zi Technology Corporation Ltd.	Bermuda
845162 Alberta Ltd.	Canada
Archer Education Group, Inc.(4)	Canada
Zi Corporation of Canada, Inc.	Canada
Huayu Zi Software Technology (Beijing) Co., Ltd.(2)	China
Zi Software Technology (Beijing) Co., Ltd.	China
Asia Translation & Telecommunications Limited	Hong Kong
Huayu Zi Software Technology Limited.(1)	Hong Kong
Telecom Technology Corporation Limited	Hong Kong
Zi Corporation (H.K.) Limited	Hong Kong
Zi Decuma AB	Sweden
Magic Lantern Group, Inc.(3)	USA
Zi Corporation of America, Inc.	USA

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

For the years ended December 31 (thousands except per share amounts)	2006	2005	2004
			restated
Revenue	$11,836	$10,614	$12,898

Gross margin	$11,430	$10,258	$12,536

Net loss	$(10,995)	$(5,317)	$(2,724)

Total assets	$14,547	$22,405	$21,699

Net loss per share - basic and diluted	$(0.24)	$(0.12)	$(0.07)

Outstanding shares, weighted average	46,503	46,153	41,373

Outstanding shares, end of year	46,689	46,273	45,225

The above table has been reclassified to reflect the results from continuing operations.

A.

Operating results.

All dollar amounts are in U.S. dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company’s audited financial statements and notes, which have been included elsewhere in this annual report.

Zi is incorporated under the Business Corporations Act (Alberta).

Zi makes software that simplifies data entry and interaction on communication devices. Zi provides easy and intuitive interface products that open the door to a phone’s full functionality, inspiring the user to explore and enjoy all the features and services the phone has to offer.

Zi’s full range of intuitive and easy-to-use solutions include  eZiType™ predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry, Decuma for natural handwriting including prediction technology, and Qix, a revolutionary search and discovery engine designed to enhance the user experience and drive client and network service usage and adoption.  Zi’s product portfolio now includes 60 language databases, representing languages spoken and written by two-thirds of the world's population.

With an expanded portfolio of products, Zi has a singular focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi’s primary customers are original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) seeking to embed a text input solution in their device products for consumer use.  Zi’s customer and alliance base is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Computer Entertainment, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera.  Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

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

Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased average revenue per user (“ARPU”) for wireless carriers.  In June 2006, a trial with UK operator Virgin Mobile demonstrated a 33 percent increase in ARPU among consumers in the trial.  This data, along with data from similar trials, is used to market this technology to wireless carriers.  In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited (“T-Mobile”), a major global wireless service operator.

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

During the 3GSM World Congress in Barcelona, Spain, February 12 – 15, 2007, we announced several new products as follows:

•

a new version of our award-winning search and discovery engine Qix™, the Qix v1.10 for S60, now available for operator deployment, which supports the latest phones available in the market that use the S60 3rd Edition platform. The Symbian OS S60 platform is one of the world's leading smartphone platforms, offered on millions of devices and supporting thousands of available mobile applications on the market.

•

QixLinks™ and QixLinks Ads™, two radical new developments of our award-winning on-device search and discovery engine Qix. These products offer users direct access to portal content and advertisements, driving greater ARPU for operators.

•

Qix for Windows Mobile5 (“WM5”) which is now available for operator deployment.  According to a report published by RBC Capital Markets, it is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe.  We expect to extend support to Windows Mobile 6 by the end of the year.

In the fourth quarter of 2006, we announced a contract with T-Mobile to incorporate Qix into its wireless mobile devices.  The agreement calls for an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. If there’s a successful initial market introduction of Qix through T-Mobile we expect it will be followed by large-scale deployment on Nokia N70 phones and service will be available on other models during the course of 2007.

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

In fourth quarter, we announced several other licensing agreements including:

•

Access Systems Americas, Inc. to pre-integrate eZiText predictive text technology and Decuma handwriting recognition technology into the Access Linux Platform

•

Sony Computer Entertainment Inc. to include our leading eZiText predictive text technology solution for use with the PLAYSTATION®3 (“PS3™”) computer entertainment system.

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

Subsequent to year-end we completed the first part of the business plan by completing a private placement for gross proceeds of $6,000,712 (see additional discussion under the “Subsequent Events – Private Placement” section).  In addition to this, a significant receivable in the amount of $3.0 million was collected from our single largest customer.  This receivable was used to secure the $1.0 million in bank indebtedness at year-end.  Consequently, the bank indebtedness was repaid from the proceeds of this receivable.

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

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission (“SEC”) as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have a material impact on the amount of earned and unearned income.

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

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event” (“FSP 123R-4”). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company’s financial results.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140”, which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company’s financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)”, which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)” (“EITF 06-3”), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006.  EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an  impact on the Company’s consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115”.The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The SEC has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency.  In the SEC’s view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders’ equity, and marked to market value at each reporting period.  The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy.  However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements.  The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASB’s comments to determine what, if any, impact it will have on the Company’s financial statements.  As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition.  As a result, the Company could be required to record a significant cumulative adjustment to the Company’s opening accumulated deficit in 2008.

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data from continuing operations for the past eight fiscal quarters:

	2006
(In millions, except per share amounts)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenues	$3.2	$2.8	$2.7	$3.1
Selling, general and administrative	3.2	2.7	2.9	2.3
Legal	0.8	0.8	0.8	0.9
Product, research and development	0.9	0.9	1.3	1.2
Depreciation and amortization	0.5	0.5	0.4	0.3
Operating loss	(2.3)	(2.3)	(2.8)	(1.5)
Net loss	$(3.0)	$(2.7)	$(3.0)	$(2.3)
Loss per share
Basic and diluted	$(0.06)	$(0.06)	$(0.07)	$(0.05)

	2005
(In millions, except per share amounts)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenues	$2.7	$2.3	$2.9	$2.7
Selling, general and administrative	2.2	1.9	2.4	2.6
Legal	0.7	0.5	0.3	0.2
Product, research and development	1.0	0.8	1.0	0.9
Depreciation and amortization	0.3	0.3	0.3	0.2
Gain on Settlement of Litigation	-	-	1.4	-
Impairment of note receivable	-	-	0.3	-
Operating income (loss)	(1.8)	(1.3)	0.3	(1.3)
Net loss	$(2.1)	$(1.5)	$(0.2)	$(1.5)
Loss per share
Basic and diluted	$(0.05)	$(0.03)	$0.00	$(0.03)

The net loss for the 2006 fourth quarter was $3.0 million, or a loss per basic and diluted share of $0.06, compared to a net loss of $2.1 million, or a loss of $0.05 per basic and diluted share, in the prior year period.  The results for the fourth quarter of 2006 included $0.8 million in stock-based compensation expense; and provision for the impairment of the note receivable with Archer of $0.1 million, all of which was not present in the fourth quarter of the prior year.

Revenues in the fourth quarter of 2006 were $3.2 million.  This compares to the 2005 fourth quarter revenues of $2.7 million and 2006 third quarter revenues of $2.8 million, increases of 17% and 14%, respectively.  The $0.5 million year-to-year increase in quarterly revenue was due to increased revenues from our largest customer, revenues derived from licensing our software to one of the major players in the gaming industry, and up front fees recognized from our first license agreement with Qix.

SG&A expense for the 2006 fourth quarter was $3.2 million compared to $2.2 million for the fourth quarter of 2005 and $2.7 million in the third quarter of 2006. The increase was due primarily to $0.7 million of stock-based compensation expense during the quarter, provisions for doubtful accounts of $0.1 million and $0.2 million of incremental professional fees relating to the audit by Canada Revenue Agency of our cross border transactions, and other non-recurring employee-related costs.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix.  PR&D expense, net of capitalized costs, for the 2006 fourth quarter was $0.9 million compared to $1.0 million in the respective prior year period.  We capitalized $0.3 million in the 2006 fourth quarter compared to $0.2 million in the respective period in 2005.

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

Operating Results

Net Loss

(In millions, except percentages and per share amounts)	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
			restated
Revenue	$11.8	$10.6	$12.9	12%	-18%
Operating loss	$(8.9)	$(4.1)	$(1.7)	117%	141%
Discontinued operations	$1.2	$0.8	$0.7	50%	16%
Net Loss	$(11.0)	$(5.3)	$(2.7)	107%	96%
Loss per share	(0.24)	(0.12)	(0.07)	100%	71%

The above table has been reclassified to reflect the results from continuing operations.

In 2006, our focus was in laying the ground work for the launch of Qix, while optimizing our costs.

Our net loss in 2006 increased over 2005 primarily for the following reasons:

•

an increase in legal expenses of $1.7 million (see additional discussion under the “Operating Results – Legal” section);

•

an increase in compensation costs of $1.5 million resulting from the initial implementation of SFAS 123(R) stock based compensation;

•

an increase of $0.5 million in bad debt expense as a result of competitive pressures being  experienced by some of our Asian-based customers;

•

a $1.4 million gain recognized in 2005 from the settlement of a litigation; and

•

the increase in the loss from discontinued operations of $0.4 million resulting from the inclusion of Archer’s operations.

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

•

a decline in revenue in our North America market due to significantly lower royalties being generated from a customer that had historically been a significant source of our revenues;

•

less revenue from our Asian market as a result of continued market pressures from outside competitors;

•

increased legal fees of $0.8 million (see additional discussion under the “Operating Results – Legal” section);

•

increased product research and development costs (“PR&D”) of $1.8 million attributable to the acquisition of Decuma and lower levels of capitalization;

•

increased income tax expense of $0.4 million related to our Chinese subisidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") (see additional discussion under the “Operating Results – Income Tax” section); and,

•

offset by less impairment recognized on note receivables of $1.8 million and a $1.4 million gain recognized in 2005 from the settlement of a litigation.

Revenue

In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	Versus 2004

Royalties, license and implementation fees	$11.8	$10.6	$12.9	12%	-18%

The above table has been reclassified to reflect the results from continuing operations.

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

While many of our Asian-based customers have continued to feel strong competitive pressures which have resulted in higher bad debt expense and reduced revenues for Zi, we have been able to offset these effects by signing agreements with new licensees in Asia.

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

Cost of Sales & Gross Margin

Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements and to provide assistance with implementing our product onto our licensees’ platforms.  Gross margin for 2006 remained relatively consistent compared to prior periods.

Selling, General and Administrative Expenses

In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
Selling, General & Administration	$11.1	$9.1	$8.7	22%	5%

The above table has been reclassified to reflect the results from continuing operations.

Salaries, general and administrative expense (“SG&A”) includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees, excluding legal fees, rent, business taxes, bad debts and other administrative expenses.

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

We expect that SG&A expenses will decline in 2007 because we expect that the expenses related to stock based compensation to decline from the 2006 level.

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

The above table has been reclassified to reflect the results from continuing operations.

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters. The sharp increase in legal costs in 2006 are primarily due to the ongoing defense costs related to the University of Texas action against certain of our clients and legal matters related to a major shareholder (see additional discussion under the ”Litigation/Indemnification” section). On February 23rd, 2007, we announced that we have entered into an agreement with the major shareholder to settle all claims.

As a result of the settlement and generally, we expect legal expense to decrease significantly in 2007.

The increase in Legal costs in 2005 over 2004 is attributable to the University of Texas action and the major shareholder legal matters discussed above.

Product Research and Development Expense

In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
Gross Product Research and Development	$5.7	$4.6	$3.5	23%	32%
Capitalized costs	(1.4)	(0.9)	(1.7)	51%	-44%
Product Research and Development	4.3	3.7	1.8	16%	100%

The above table has been reclassified to reflect the results from continuing operations.

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

Gross PR&D expenditures increased in 2005, compared to 2004, as a result of the acquisition of Decuma and continued investment in new product features and enhancements to software language databases.

Depreciation and Amortization

In millions, except percentages	2006	2005	2004	Percent	Percent
				Change 2006	Change 2005
				versus 2005	versus 2004
Depreciation	$0.4	$0.4	$0.3	0%	0%
Amortizaton of deferred software development costs	1.1	0.6	0.5	80%	18%
Amortizaton of other intangibles	0.2	0.2	-	0%	*

The above table has been reclassified to reflect the results from continuing operations.

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

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in 2006 as our cash position (including restricted cash) decreased to $3.8 million from $11.4 million in 2005.

Income Tax Expense

We account for income taxes in accordance with FASB SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that management considers it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of deferred income tax liabilities, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Except for our Chinese subsidiary, we incurred losses in 2006, 2005 and 2004, the tax benefits of which have not been reflected in the financial statements. A valuation allowance equivalent to the full value of the deferred tax assets of $18.4 million is reflected in the consolidated financial statements resulting in no deferred tax asset being recognized.

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

We are subject to examinations by taxation authorities of the jurisdictions in which we operate in the normal course of operations. In 2006, Canada Revenue Agency (“CRA”) commenced an audit of Zi Corporation. We intend to present to CRA a comprehensive review of our international transfer pricing policies and procedures and documentation requirements. We expect that this review will resolve the Zi tax audit but could also result in tax consequences for various Zi subsidiaries. The ultimate resolution of this matter is uncertain and we are currently working with our tax advisors to determine a range of possible outcomes.  Accordingly, we have not recorded any liability relating to this audit as of December 31, 2006.

Discontinued Operations

Subsequent to year-end, we sold our minority interest in Archer, which represented our now-discontinued operations in the e-Learning business segment, for total proceeds of CDN$736,800, or $632,601 U.S. Dollar equivalent (see additional discussion under “Subsequent Events - Disposition of Archer Education Group” section).

The completion of this sale represents the end to our involvement in the e-Learning business segment.  As a result, for the years ended December 31, 2006, 2005 and 2004, the e-Learning business segment has been classified as, or in the case of the 2005 and 2004 year-end, reclassified to discontinued operations.

The following table shows the impact of e-Learning on our revenue and expenses in the last three years. As the result of the sale, we will no longer be required to include any part of the operating results of Archer.

(In millions, except percentages)	2006	2005	2004	Percent	Percent	Percent
				of total	of total	of total
				2006	2005	2004
Revenue	$0.6	$0.8	$0.5	5%	7%	4%
Expenses
Cost of Sales	0.0	0.2	$0.1	*	33%	20%
Product Research and Development	0.1	0.6	0.5	2%	14%	21%
Selling General and Administrative	0.8	0.8	0.6	7%	8%	6%
Operating Loss	(0.4)	(0.8)	(0.7)	4%	16%	14%
Equity in net loss of significantly influenced company	0.9

* not meaningful

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

B.

Liquidity and capital resources.

Financial Condition and Liquidity

In millions, except percentages)	2006	2005
			Increase
			(Decrease)
Cash and cash equivalents	$1.7	$11.5	(9.8)
Net Cash provided by (used in):
Operating activities	(7.2)	(0.7)	(6.5)
Financing activities	1.01	2.6	(1.3)
Investing activities	(3.3)	(2.6)	(0.7)

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

The loan and accrued interest thereon was repaid in full on January 12, 2007.

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

In order to carry on with our business plan, we just recently completed a private placement for gross proceeds of $6,000,712 (see additional discussion under the “Subsequent Events – Private Placement” section).  In addition to this, we have also implemented certain cost reductions, and a strategic plan to sign new customer contracts in 2007 and the future.  While we believe that we will be successful in meeting our 2007 capital requirements, we can give no assurances.

Cash applied to Operating Activities

Cash applied to operations in 2006 increased by $6.2 million, compared to 2005, primarily due to an increase in our net loss of $5.7 million and an increase in working capital, excluding cash, of $0.7 million. $2.9 million of the increase in net loss is attributable to various non-cash items such as stock based compensation expense, impairment on note receivable, equity in the net loss of a significantly influenced company, and an increase in depreciation and amortization.  The cash items attributable to the loss are an increase in legal expenses of $1.7 million (see “Operating Results – Legal”) and the gain on settlement of litigation of $1.4 million which occurred in 2005.

In 2006, working capital, excluding cash, increased by $0.7 million compared to 2005 which saw a decrease of $2.7 million.  The  changes in non-cash working capital  in 2006  and 2005  were primarily due to timing differences in collection of a single trade receivable in each of those years.  The remaining changes in non-cash working capital are due to the net effect of the deconsolidation of the e-Learning division and the increase of deferred revenues.

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

As at December 31, 2005, long-term liabilities included the liabilities of discontinued operations related to the disposition of the Company’s e-Learning segment (see discussion under  “Operating Results – Discontinued Operations” ).

The Company rents premises under operating leases, which expire at various dates up to June 2012.  Annual rentals under these leases for each of the next five years are as follows:

2007	714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$ 2,911,396

Transactions with Related Parties

The following table outlines the Company’s related party transactions:

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

Foreign Exchange

We have not entered into any arrangements to hedge our foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices and furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase significant numbers of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

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

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System (“UT”) filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (“112 Patent”) in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of our principal competitor in the text input market and a few are customers of ours.

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

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants.  The plaintiff has filed an appeal within the statutory 30 day limit for filing the appeal.

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims. We have incurred substantial costs related to patent infringement litigation in the sum of $1,930,000 for 2006 (2005 – $540,000; 2004 – $60,000) for defense and settlement of such claims.

On February 22, 2007, we entered into a settlement agreement with the Receiver for the Lancer Fund (the “Receiver”) to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and us.  The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities.  The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission (“ASC”) that the ASC will dismiss with prejudice our pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver’s appointment.

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. As a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

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

Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company’s stock and two-fifths of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As for fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company’s stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company’s stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company’s stock option plans. The value of those share options, aggregating $400,000 will be amortized over the three-year vesting period.

Disposition of Archer Education Group

Effective March 27, 2007, Zi sold its minority interest in Archer to an unrelated third party. The transaction was valued at CDN$0.12 per share for total proceeds of CDN$736,800. The purchase price was paid in full at the date of closing.  For the year ended December 31, 2006 and 2005, Archer’s operations were reflected in the Company’s financial statements through the equity method of accounting and consolidation, respectively. As at December 31, 2006, equity in net loss of Archer had exceeded the Company’s investment in Archer.  As a result, the proceeds of CDN$736,800 will be recognized as a gain in the first quarter of 2007.

E.

Off-balance sheet arrangements.

The Company did not have any off-balance sheet arrangements at December 31, 2006.

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

PART III

Item 18. Financial Statements.

See attached.

Item 19. Exhibits.

The list of exhibits is included following the signature page hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZI CORPORATION

Per:	/s/ Milos Djokovic
Milos Djokovic
President and Chief Executive Officer

Date: June 19, 2007

Per:	/s/ Blair Mullin
Blair Mullin
Chief Financial Officer

Date: June 19, 2007

ANNUAL REPORT ON FORM 20-F/A

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

4.12+++

Settlement Agreement made February 22, 2007, by and among Zi Corporation, Marty Steinberg (solely in his capacity as court appointed receiver of certain “Lancer Entities”), Quarry Bay Investments Inc. and Michael Lobsinger.

4.13+++	Interim Executive Services Agreement made August 23, 2006, between Tatum, LLC and Zi Corporation.

8.1	List of Subsidiaries (included in Item 4)

12.1+++	Section 302 Certification by Blair Mullin, Chief Financial Officer dated March 30, 2007.

12.2+++	Section 302 Certification by Milos Djokovic, Chief Executive Officer dated March 30, 2007.

12.3	Section 302 Certification by Blair Mullin, Chief Financial Officer dated June 19, 2007.

12.4	Section 302 Certification by Milos Djokovic, Chief Executive Officer dated June 19, 2007.

13.1+++	Section 906 Certification by Blair Mullin, Chief Financial Officer dated March 30, 2007.

13.2+++	Section 906 Certification by Milos Djokovic, Chief Executive Officer dated March 30, 2007.

13.3	Section 906 Certification by Blair Mullin, Chief Financial Officer dated June 19, 2007.

13.4	Section 906 Certification by Milos Djokovic, Chief Executive Officer, dated June 19, 2007.

15.1+++	Audit Committee Charter

15.2	Consent of Independent Registered Chartered Accountants

*	Previously filed on Form 20-F Annual Report for December 31, 1999.

+	Previously filed on Form 20-F Annual Report for December 31, 2000.

**	Previously filed on Form 20-F Annual Report for December 31, 2001.

++	Previously filed on Form 20-F Annual Report for December 31, 2003.

***	Previously filed on Form 20-F Annual Report for December 31, 2004.

+++	Previously filed on Form 20-F Annual Report for December 31, 2006.

Management’s Report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management’s best estimates and judgments. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

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
June 19, 2007

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements for the year ended December 31, 2004 have been restated. We therefore withdraw our previous report dated March 17, 2006 on those financial statements, as originally filed.

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

[signed] "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Canada
March 29, 2007 except for Notes 13 and 21 which are as of June 15, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 29, 2007, except for Notes 13 and 21 which are as of June 15, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

[signed] "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Canada
March 29, 2007 except for Notes 13 and 21 which are as of June 15, 2007

Consolidated Balance Sheets

As at December 31,	2006	2005
(All amounts in United States of America dollars except share amounts)	See note 21	Restated - see
		note 3 & 21

Assets
Current assets
Cash and cash equivalents	$1,672,847	$10,779,317
Restricted cash	2,160,495	648,119
Accounts receivable, net of allowance of $936,731 (2005 - $426,697)	5,785,954	3,930,697
Prepayments and deposits	599,963	558,613
Total current assets	10,219,259	15,916,746
Capital assets - net (note 5)	906,094	1,024,217
Intangible assets - net (note 6)	3,421,717	3,226,051
Assets held for discontinued operations (note 21)	-	2,237,491
	$14,547,070	$22,404,505
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness (note 7)	$1,000,000	$-
Accounts payable and accrued liabilities (note 17)	4,046,022	3,539,876
Deferred revenue	4,478,026	3,723,251
Deferred tax (note 11)	174,400	-
Current portion of other long-term liabilities (note 8)	30,467	64,927
Total current liabilities	9,728,915	7,328,054
Other long-term liabilities (note 8)	-	30,530
Liabilities of Discontinued operations (note 21)	-	1,724,267
	9,728,915	9,082,851
Contingent liabilities, commitments and guarantees (notes 13 & 15)
Going concern (note 2)
Shareholders’ equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 46,688,624 (2005 – 46,272,568) issued and outstanding	110,635,085	109,365,824
Additional paid-in capital	3,101,201	2,114,190
Accumulated deficit	(108,575,499)	(97,580,615)
Accumulated other comprehensive loss	(342,632)	(577,745)
	4,818,155	13,321,654
	$14,547,070	$22,404,505
See accompanying notes to consolidated financial statements.

[signed]	[signed]
Richard D. Tingle	Donald Hyde
Chairman of the Board	Director

Consolidated Statements of Loss

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars except share amounts)	See note 21	See note 21	Restated – see
			note 3 & 21

Revenue
Royalty, license and implementation fees	$11,836,217	$10,614,043	$12,898,838
Cost of sales	406,463	355,597	362,562
Gross margin	11,429,754	10,258,446	12,536,276

Operating expenses

Selling general and administrative	(11,077,269)	(9,066,953)	(8,677,758)
Litigation and legal (note 13)	(3,352,763)	(1,670,577)	(833,197)
Product research and development	(4,276,836)	(3,681,000)	(1,839,727)
Depreciation and amortization (note 6)	(1,667,534)	(1,125,695)	(902,240)
Impairment of note receivable (note 12)	–	(250,000)	(2,000,000)
Gain on settlement of litigation (note 13)	–	1,415,616	–
Operating loss before undernoted	(8,944,648)	(4,120,163)	(1,716,646)

Interest on capital lease obligation	(795)	(3,924)	(25,558)
Other interest expense	(17,211)	(2,368)	(30,839)
Interest income and other income	227,562	325,050	101,679
Net loss before undernoted	(8,735,092)	(3,801,405)	(1,671,364)
Impairment of note receivable (note 12)	(129,417)	–	–
Income taxes (note 11)	(885,084)	(687,515)	(336,161)
Net loss from continuing operations	$(9,749,593)	$(4,488,920)	$(2,007,525)
Discontinued operations (Note 21)	(1,245,291)	(828,503)	(716,835)
Net Loss	(10,994,884)	(5,317,423)	$(2,724,360)
Basic and diluted loss per share from continuing operations (note 9 and 16)	$(0.21)	$(0.10)	$(0.05)
Basic and diluted loss per share from discontinued operations (note 21)	(0.03)	(0.02)	(0.02)
Basic and diluted loss per share	(0.24)	(0.12)	(0.07)
Weighted average common shares – basic and diluted	46,502,728	46,152,711	41,373,309
Common shares outstanding, end of year	46,688,624	46,272,568	45,225,190
See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

					Accumulated
					other	Total
	Common shares issued		Additional	Accumulated	comprehensive	comprehensive
	shares	amount	paid-in capital	deficit	income (loss)	income (loss)
(All amounts in United States of America dollars except share amounts)
Balance – December 31, 2003	39,371,560	$ 93,957,652	$ 601,744	$ (89,538,832)	$ (739,471)
Issued on exercise of stock options	1,143,766	2,289,957	–	–	–
Issued under private placement	3,636,364	7,067,885	–	–	–
Issued restricted stock units	–	–	685,767	–	–
Issued share purchase warrants to consultant re private placement	–	(141,048)	141,048	–	–
Issued on exercise of share purchase warrants	1,073,500	2,851,188
Issued stock options to non-employee	–	–	685,631	–	–
Net loss	–	–	–	(2,724,360)	–	(2,724,360)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	275,834	275,834
Balance – December 31, 2004, restated – see note 3	45,225,190	$ 106,025,634	$ 2,114,190	$ (92,263,192)	$ (463,637)	$ (2,448,526)
Issued on exercise of stock options	290,967	736,867	–	–	–
Issued on exercise of share purchase warrants	609,482	1,605,187	–	–	–
Issued on acquisition of subsidiary	146,929	998,136	–	–	–
Net loss	–	–	–	(5,317,423)	–	(5,317,423)
Other comprehensive loss from foreign currency translation adjustment	–	–	–	–	(114,108)	(114,108)
Balance – December 31, 2005, restated – see note 3	46,272,568	$ 109,365,824	$ 2,114,190	$ (97,580,615)	$ (577,745)	$ (5,431,531)
Issued on exercise of restricted stock units	416,056	1,269,261	(1,269,261)	–	–
Issued restricted stock units	–	–	156,663	–	–
Employee stock-based compensation costs	–	–	1,340,706	–	–
Archer dilution	–	–	758,903	–	–
Net loss	–	–	–	(10,994,884)	–	(10,994,884)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	235,113	235,113
Balance – December 31, 2006	46,668,624	$ 110,635,085	$ 3,101,201	$ (108,575,499)	$ (342,632)	$ (10,759,771)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars)	See note 21	See note 21	Restated - see note 3 & 21
Net cash flow from (used in) operating activities:
Net loss	$(9,749,593)	$(4,488,920)	$(2,007,525)
Items not affecting cash:
Depreciation and amortization	1,707,212	1,152,294	902,240
Impairment of note receivable	129,417	250,000	2,000,000
Stock compensation expense - employees	1,544,755	–	685,767
Stock compensation expense – non-employees	–	–	685,631
Loss on dispositions of capital assets	24,212	5,929	9,899
Decrease (increase) in non-cash working capital:
Accounts receivable	(2,206,552)	970,865	(1,729,140)
Prepayments and deposits	(59,607)	(42,229)	(112,899)
Accounts payable and accrued liabilities	536,725	334,686	(444,234)
Deferred revenue	671,215	1,143,190	1,604,532
Deferred tax	174,400	–	–
Cash flow from (used in) operating activities	(7,227,826)	(674,185)	1,594,271
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,342,054	12,209,030
Settlement of note payable	–	–	(1,000,000)
Bank indebtedness (note 7)	1,000,000		–
Payment of capital lease obligations	(7,545)	(16,141)	–
Cash flow from financing activities	992,455	2,325,913	11,209,030
Cash flow from (used in) investing activities:
Advances to discontinued operations	–	(767,597)	(773,258)
Note receivable	–	(250,000)	–
Purchase of capital assets	(304,457)	(277,971)	(215,397)
Software development costs	(1,407,204)	(930,264)	(1,661,974)
Other deferred costs	(57,445)	(52,732)	(52,397)
Acquisition of subsidiaries	–	(458,466)	(68,297)
Changes in restricted cash	(1,512,376)	114,927	(550,281)
Cash flow used in investing activities	(3,281,482)	(2,622,103)	(3,321,604)
Cash flow from (used in) discontinued operations
Operating activities	(139,328)	(472,888)	(664,056)
Financing activities	(106,650)	874,247	773,258
Investing activities	(181,199)	45,312	105,436
Cash flow from (used in) in discontinued operations	(427,177)	446,671	214,638
Effect of foreign exchange rate changes on cash and cash equivalents	107,556	(93,264)	275,834
Net cash (outflow) inflow	(9,836,474)	(616,968)	9,972,169
Cash and cash equivalents, beginning of year	11,509,321	12,126,289	2,154,120
Cash and cash equivalents, end of year	$1,672,847	$11,509,321	$12,126,289
Cash and cash equivalents held in discontinued operations (note 21)	–	(730,004)	(283,333)
Cash and cash equivalents, end of year	$1,672,847	$10,779,317	$11,842,956
Non-cash financing activity
Equipment acquired under capital lease	$–	$–	$29,118
Components of cash and cash equivalents
Cash	$1,294,185	$4,120,256	$5,104,654
Cash equivalents	$378,662	$7,389,065	$7,021,635
Total cash and cash equivalents	$1,672,847	$11,509,321	$12,126,289
Supplemental cash flow information
Cash paid for interest	$18,006	$6,292	$56,397
Cash paid for income taxes	$772,260	$687,515	$–
See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi’s markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2. Going Concern Basis of Presentation

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499 and for the year the Company incurred a loss of $10,994,884 and used cash in operating activities of $7,227,826. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

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

Subsequent to year-end the Company completed the first part of its business plan by completing a private placement for gross proceeds of $6,000,712 (see note 19). In addition to this, a significant receivable in the amount of $3.0 million was collected from the Company’s single largest customer. This receivable was used to secure the $1.0 million in bank indebtedness at year-end. Consequently, the bank indebtedness was repaid from the proceeds of this receivable.

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

Restatement of income tax expense

For the year ended December 31, 2004, the Company’s income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC" or "China") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions.

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

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Archer Education Group Inc. ("Archer") (see Discontinued Operations Note 21) and Magic Lantern Group, Inc. ("MLG"). These investments, which the Company does not control but exercises significant influence over its operating, investing and financing policies, are accounted for using the equity method. With respect to MLG, the Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Since the deconsolidation of Archer in February of 2006, (See note 4 & 18) the company has been recognizing its proportionate share of losses until the fourth quarter when the investment was reduced to zero. Dilution gains triggered by future share issuance by Archer may cause the investment to be increased at which point the Company will resume recognizing its proportionate share of losses up to the amount of the investment. The Consolidated Statements of Loss and Cash Flows have been restated to reclassify Archer as discontinued operations.

Minority interest in earnings of consolidated subsidiaries represents the minority shareholders’ share of the after-tax net income or loss from Archer prior to the deconsolidation in March of 2006. The minority interest included in the consolidated balance sheets reflects the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportionate share of the earnings or losses of the subsidiaries. As of December 31, 2005, no value was allocated to minority interest. Archer has generated losses since its inception; as a result, the Company has not allocated to minority interests their proportionate share of the losses, as the minority shareholders do not have any obligation to reimburse the Company their proportionate share of the losses.

The Company consolidates an entity’s financial statements when the Company either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity ("VIE"), which there were none at December 31, 2006 and 2005, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method. As of December 31, 2006, 2005 and 2004, there were no greater-than-50 percent-owned affiliates whose financial statements were not consolidated.

Foreign currency translation

Zi Corporation’s functional currency, on a stand-alone basis, is the U.S. dollars. For the United States, Swedish, Chinese, Hong Kong and other Canadian subsidiaries, the functional currencies are the U.S. dollar, Swedish krona, Chinese renminbi ("RMB"), Hong Kong dollar and Canadian dollar ("CDN"), respectively. The balance sheet accounts of the Company’s foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity’s functional currency, are included in the consolidated statements of loss.

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

At December 31, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The reclassification to restricted cash does not affect previously reported cash flows from operations or from financing activities in the Company’s previously reported consolidated statements of cash flows, or its previously reported consolidated statements of loss for any period.

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

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired, such as, the loss of a patent litigation or a significant decline in the Company’s revenue.

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

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recognized in accordance with Statement of Position ("SOP"), "Software Revenue Recognition". Software licensing royalties are included in fees from licensing and implementation.

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

Revenues from Archer (see note 21) consist primarily of tuition and fees derived from courses taught in Archer’s colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student’s tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method or pro-rata on a monthly basis, as previously described.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company evaluates the credit worthiness of its customers prior to delivery of its software and based on these evaluations, adjusts credit limits to the respective customers. In addition to these evaluations, the Company conducts on-going credit evaluations of its customers’ payment history and current credit worthiness. The allowance is maintained for 100% of all accounts deemed to be uncollectible. To date, the actual losses have been within management expectations.

As at December 31, 2006, a single customer accounted for 52% of the accounts receivable balance. Subsequent to December 31, 2006, the full amount of the receivable was collected.

Income taxes

The Company computes income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and operating loss and tax credit carry forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carry forwards are expected to be recovered or settled.

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

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary’s ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in additional paid-in capital in the Company’s consolidated statements of shareholders’ equity.

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

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for restricted stock units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

Note 9, below, describes the Company’s stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method as prescribed by APB Opinion No. 25 and related interpretations. No stock-based compensation related to option grants to employees or directors was reflected in net loss in the years ended December 31, 2005 and 2004 as all stock options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company’s net loss and basic and diluted net loss per share for the years ended December 31, 2005 and 2004 would have been changed to the pro forma amounts indicated below:

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

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company’s financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company’s financial results.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an impact on the Company’s consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency. In the SEC’s view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders’ equity, and marked to market value at each reporting period. The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy. However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements. The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASB’s comments to determine what, if any, impact it will have on the Company’s financial statements. As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to the Company’s opening accumulated deficit in 2008.

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
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year’s results as the effect is not material. The following summarized pro forma information assumes the acquisition had occurred on January 1, 2004:

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

Acquisition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer’s shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company’s ownership of Archer increased primarily by the sale of its Beijing Oztime Education & Network Technology Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI") subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. Zi therefore, accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer’s results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime’s revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds. As at December 31, 2006, Oztime revenues earned did not reach the required level. As a result, the escrowed shares will be cancelled.

On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi’s interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer’s net loss at December 31, 2006, using the equity method.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Through a further private placement of Archer’s common shares and exercise of stock options from March to December 2006, the Company’s ownership of Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company’s net investment in Archer increases resulting in a dilution gain to Zi of $758,903 as of December 31, 2006, which was recorded to additional paid-in capital.

Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of CDN$736,800. There were no contingent considerations, or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007. Therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the period ended March 31, 2007.

5. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094
2005
Computer and office equipment	$3,068,917	$2,191,882	$877,035
Leasehold improvements	507,386	360,204	147,182
	$3,576,303	$2,552,086	$1,024,217

Included in computer and office equipment are assets under capital lease totaling $509,648 (2005 - $510,700) and related accumulated amortization of $421,139 (2005 – $388,638).

6. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,288	1,893,615
	$11,407,999	$8,181,948	$3,226,051

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

7. Bank Indebtedness and Notes Payable

On December 7, 2006, the Company entered into a Credit Facility Agreement (the "Loan") with HSBC Bank Canada. Under the Loan Agreement, the lender provided a demand loan of $1.0 million based on a single trade receivable of the Company’s insured by Export Development Canada with proceeds assigned to the lender. The outstanding amount on the Loan is due on demand or the earlier of the collection of the trade receivable or March 1, 2007. The proceeds of the Loan were used to fund the short-term liquidity of the Company. The obligation under the Loan are secured by a first priority interest in all present and after acquired personal property of the Company and a floating charge over all the Company’s present and after acquired real property. The Loan bears interest at LIBOR, plus 2 percent per annum - i.e., effective interest rate of 7.37 percent per annum. The Loan Agreement contains a number of restrictive covenants, all of which the Company was in compliance with as of December 31, 2006. The Company repaid the Loan and accrued interest on January 12, 2007.

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

9. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before July 16, 2006, at an exercise price of CDN$3.25 per share. On July 16, 2006, the 290,200 outstanding stock purchase warrants expired unexercised (December 31, 2005, 292,200 stock purchase warrants were outstanding). As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised on July 16, 2006. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On July 16, 2006, the 68,182 outstanding stock purchase warrants expired unexercised (December 31, 2005, 68,182 stock purchase warrants were outstanding). The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On May 31, 2006, the 495,000 outstanding stock purchase warrants expired unexercised (December 31, 2005, 495,000 stock purchase warrants were outstanding).

Stock-based compensation

Certain information regarding our stock-based compensation was as follows:

Weighted average grant-date per share fair value of share options granted	$0.85
Fair value of non-vested shares that vested during the period	$1,353,356
Stock-based compensation recognized in results of operations	$1,544,755
Tax benefit recognized in statement of operations	—
Cash received from options and RSUs exercised under stock option plans	—
Tax deduction realized related to stock options exercised	—

No material amount of stock-based compensation was capitalized as a part of an asset during the year ended December 31, 2006.

The Company did not recognize a tax benefit from the stock-based compensation expense because it is believed that it was more likely than not that the related deferred tax assets, which have been reduced by a valuation allowance, will not be realized.

The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

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

The risk-free interest rate used is based on the Canadian benchmark bond yield expected term of the stock option. The expected dividend yield is zero as the Company has not paid cash dividends in the past and has no expectation of paying dividends in the foreseeable future. The expected term is calculated using the vesting periods and is based on historical stock option exercise patterns. Expected volatility is calculated based on applying historical volatility over the expected life of the stock options granted. Estimated forfeiture rates are based on the Company’s historical experience.

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

Stock option and restricted stock units

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the various plans of which 500,000 shares of the 1999 Plan are issuable as RSUs. The activity in the plans is as follows:

Option Plans	1993	1995	1996	1998	1999	Total
Shares authorized	2,625,000	1,430,000	2,600,000	1,300,000	4,960,000	12,915,000
Granted	2,625,000	1,350,000	2,587,000	1,265,166	4,052,215	11,879,381
Exercised	2,550,000	1,097,333	2,052,818	958,333	1,145,915	7,804,399
Cancelled	75,000					75,000
Outstanding		252,667	534,182	306,833	2,906,300	3,999,982
Available for Grant		80,000	13,000	34,834	907,785	1,035,619

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

A summary of option activity under the Plan as of December 31, 2006, 2005, and 2004, and changes during the years then ended is presented below:

	2006		2005		2004
	Shares	Weighted	Shares	Weighted		Weighted
	under options	average	under options	average	Shares	average
	and RSUs	exercise price	and RSUs	exercise price	under options	exercise price
Outstanding, beginning of year	4,106,487	$3.82	4,911,972	$4.28	5,474,904	$5.18
Granted	1,580,468	1.41	940,375	3.22	2,105,500	2.27
RSUs Exercised	(416,056)	–	–	–	–	–
Options Exercised	–	–	(290,967)	(2.53)	(1,143,766)	(2.00)
Forfeited or expired	(1,270,917)	(6.25)	(1,454,893)	(5.25)	(1,524,666)	(7.78)
Outstanding, end of year	3,999,982	$2.49	4,106,487	$3.82	4,911,972	$4.28
Exercisable, end of year	3,595,483	$2.67	3,990,321	$3.83	4,102,142	$4.54
Weighted-average fair value of stock options and intrinsic value of RSUs granted during the year		$0.85		$2.22		$1.19

A summary of the status of the Company’s unvested options as of December 31, 2006, and changes during the year ended is December 31, 2006, is presented below:

	Shares under options	Weighted average fair-value grant-date
Unvested, beginning of year	116,166	$2.31
Granted	1,580,468	0.85
Forfeited or expired	(187,583)	(1.21)
Vested	(1,104,552)	(1.27)
Unvested, end of year	404,499	$0.50

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2006:

	Total stock options and RSUs outstanding		Stock options and RSUs exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighed average
Range of exercise prices	December 31, 2006	contractual life	exercise price	December 31, 2006	exercise price
$0.85 – $1.72	457,982	4.58 years	$0.81	69,316	$0.42
$1.73 – $2.57	1,318,250	3.64 years	$1.91	1,303,917	$1.91
$2.58 – $3.43	1,853,000	2.01 years	$2.96	1,852,000	$2.96
$3.44 – $6.86	370,750	2.48 years	$4.32	370,250	$4.32
$0.85 – $6.86	3,999,982	2.88 years	$2.49	3,595,483	$2.67

As of December 31, 2006, unrecognized stock-based compensation related to outstanding, but unvested stock options was $122,472 which will be recognized over the weighted-average remaining vesting period of 1.64 years.

10. Equity Interest in Significantly Influenced Company

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company’s product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.4 percent interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At December 31, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company’s proportionate share of the loss from MLG operations for year ended December 31, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company’s unrecorded share of the loss from MLG’s operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

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

11. Income Taxes

Substantially all of the Company’s activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and the operating results of each subsidiary and the parent company. The components of income (loss) before income tax expenses are as follows:

	2006	2005	2004
Restated See note 3 & 21
Canadian Operations	$(6,905,920)	$(8,931,199)	$(5,723,479)
International Operations	(1,958,589)	5,129,794	4,052,115
	$(8,864,509)	$(3,801,405)	$(1,671,364)

The Components of income tax expense are as follows:
	2006	2005	2004
Restated See note 3 & 21
Canadian Operations	$-	$-	$–
International Operations	$885,084	$687,515	$336,161

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

Restated See note 3 & 21	2006	2005	2004

Combined basic federal and provincial income tax rate	33.40%	33.62%	36.60%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(3,268,251)	$(1,278,032)	$(611,719)
Enacted tax rate adjustment differences	104,426	–	188,281
Differences in foreign statutory tax rates	373,247	459,992	149,344
Permanent differences	1,440,996	218,924	618,560
Equity in net loss of significantly influenced company	–	–	–
Loss on dissolution of subsidiaries	–	–	1,159,877
Impairment of note receivable	22,648	84,050	677,400
Unrecognized recoveries on losses	–	–	(2,026,023)
Scientific research and experimental development	(275,614)	(289,080)	–
Prior expenses charged to current year	(108,254)	(117,659)	–
2004 PRC tax paid in 2005	–	–	–
2005 PRC tax paid in 2006	(68,091)	–	–
Tax exemption	161,635	–	–
Other	(56,736)	256,037	320,811
Valuation allowance	2,559,078	1,353,283	(140,370)
Consolidated income tax	$885,084	$687,515	$336,161

The components of future income taxes are as follows:
December 31,	2006	2005	2004
Restated See note 3 & 21
Capital assets	$268,247	$201,201	$102,294
Software development costs	(680,084)	(636,633)	(496,898)
Deferred revenue	(102,014)	322,027	–
Share issue costs	84,767	134,727	181,667
Other	(337,855)	47,203	73,892
Loss carry forwards	19,006,279	17,843,312	16,960,182
Valuation allowance	(18,413,740)	(17,911,837)	(17,026,185)
Net future income tax liability	$(174,400)	$–	$(205,048)

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

In 2005, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi resulted in decreases to its research and development activities and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As a result, Huayu Zi does not qualify as a productive type FIE and is not eligible for the tax holidays and tax reductions. Huayu Zi made provision for income taxes payable as a result of no longer having prior years’ tax losses available and the uncertainty associated with qualifying for statutory tax relief of $549,048, $556,402 and $131,113 for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

At December 31, 2006, the Company’s Canadian subsidiaries have non-capital losses of $30,764,641, which expire between 2007 and 2014 and net capital losses of $50,850,864, which do not expire and are available to reduce Canadian taxable capital gains in future years. The Company has foreign non-capital losses of $45,017,896 of which $38,295,746 does not expire and the balance of $6,722,150 relate to our US subsidiary and expire between 2110 and 2026.

12. Impairment of note receivable.

Archer (see note 21) was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer’s shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer. The Company’s ownership of Archer increased primarily by the sale of its Oztime and EPI subsidiaries to Archer. Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable – December 31, 2006, U.S. dollar equivalent of $129,417. At December 31, 2006, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model, the full amount of the note receivable was impaired and hence provided for. At the time of the impairment, Archer had been unsuccessful in raising additional capital sufficient enough to repay the note and continued to post operating losses. Due to these factors it was probable that Archer would not have the necessary funds available to meet the requirements under the note.

On November 7, 2002, the Company completed the sale of Magic Vision Media, parent of Magic Lantern Communications Ltd. (collectively, "Magic Lantern") to JKC Group Inc. ("JKC"), a related party (note 14) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprised the most significant portion of JKC’s operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to MLG. Under the agreement, as part of the sale consideration, Zi received a three-year promissory note from MLG in the amount of $3,000,000, bearing interest at the rate of 5 percent per annum, due in full November 7, 2005. The note was subject to adjustment based on MLG’s financial performance during the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced by $1,000,000, offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

At December 31, 2004, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan’s effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to those factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement required repayment on demand and provided the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan’s effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the directive by Zi’s Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

To the best of the Company’s knowledge, MLG ceased all operations in July 2005 and is undertaking a voluntary dissolution and windup (See note 10). All amounts have been written off the Company’s accounts as of December 31, 2005.

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

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ("112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company’s principal competitor in the text input market and a few are customers of the Company.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

The Company is not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts the claim against two of the Company’s customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, the Company settled the claims against four of the Company’s relatively minor customers.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. The plaintiff has filed an appeal within the statutory 30 day limit for filing the appeal.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Company. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC will dismiss with prejudice Zi's pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver’s appointment.

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. As a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

On November 18, 2005, the former President and Chief Executive Officer of the Company filed a wrongful termination lawsuit against the Company in the Court of Queen’s Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and CEO of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff’s claims. In March 2006, the Company settled these actions. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

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

14. Related Party Transactions

The following table outlines the Company’s related party transactions for the years ending December 31:

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

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary’s country of residence.

Corporate includes unallocated segment expenses such as legal fees, public company costs and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

The Company’s primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

	Revenue
							Operating profit
	Royalty, license and	Other				Other operating	(loss) before interest
	implementation fees	product	Total	Amortization	VAT	expenses	and other income
2006
Zi Technology	$11,836,217	$–	$11,836,217	$1,534,027	$595,157	$13,453, 283	$(3,746, 250)
Corporate	–	–	–	173,185	–	5,025,213	(5,198,398)
Total	$11,836,217	$–	$11,836,217	$1,707,212	$595,157	$18,478,496	$(8,944,648)
Interest expense and interest and other income							209,556
Loss before income taxes							$(8,735,092)

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

2005
Zi Technology	$10,614,043	$–	$10,614,043	$975,867	$522,278	$11,603,694	$(2,487,796)
Corporate	–	–	–	176,427	–	1,455,940	(1,632,367)
Total	$10,614,043	$–	$10,614,043	$1,152,294	$522,278	$13,059,634	$(4,120,163)
Interest expense and interest and other income							318,758
Loss before income taxes							$(3,801,405)

2004
Zi Technology	$12,898,838	$–	$12,898,838	$709,064	$434,386	$9,480,805	$2,274,583
Corporate	–	–	–	193,176	–	3,798,053	(3,991,229)
Total	$12,898,838	$–	$12,898,838	$902,240	$434,386	$11,278,858	$(1,716,646)
Interest expense and interest and other income							45,282
Gain before income taxes							$(1,671,364)

		2006			2005
		Capital	Other	Identifiable	Capital	Other	Identifiable
		assets	assets	assets	assets	assets	assets
Zi Technology		$4,094,355	$9,520,898	$13,615,253	$3,855,682	$6,036,311	$9,891,993
Corporate		233,456	698,361	931,817	394,586	9,880,435	10,275,021
Total		$4,327,811	$10,219,259	$14,547,070	$4,250,268	$15,916,746	$20,167,014

Corporate includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Zi Technology operations.

	Revenue							Operating profit (loss) before interest and other income
	Royalty, license and implementation fees
		Other product	Total	Amortization	VAT	Other operating expenses

2006
Canada	$5,832,869	$–	$5,832,869	$1,417,331	$–	$11,628,079		$(7,212,541)
China	4,751,684	–	4,751,684	99,719	595,157	2,811,919		1,244,889
U.S.A.	935,956	–	935,956	6,606	–	2,244,921		(1,315,571)
Sweden	315,708	–	315,708	169,160	–	1,688,014		(1,541,466)
Other	–	–	–	14,396	–	105,563		(119,959)
Total	$11,836,217	$–	$11,836,217	$1,707,212	$595,157	$18,478,496		$(8,944,648)
Interest expense and interest and other income								209,556
Impairment of note receivable								(129,417)
Loss before income taxes							$	(8,864,509)

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

2005
Canada	$4,175,334	$–	$4,175,334	$905,639	$–	$6,801,134	$(3,531,439)
China	5,019,599	–	5,019,599	53,971	522,278	2,739,411	1,703,939
U.S.A.	1,021,769	–	1,021,769	14,246	–	2,024,754	(1,017,231)
Sweden	397,341	–	397,341	164,042	–	1,406,772	(1,173,473)
Other	–	–	–	14,396	–	87,563	(101,959)
Total	$10,614,043	$–	$11,384,513	$1,152,294	$522,278	$13,059,634	$(4,120,163)
Interest expense and interest and other income							318,758
Loss before income taxes							$(3,801,405)

2004
Canada	$5,884,396	$–	$5,884,396	$784,577	$–	$9,072,948	$(3,973,129)
China	5,207,579	–	5,207,579	87,586	434,386	2,227,742	2,457,865
U.S.A.	1,806,863	–	1,806,863	15,681	–	1,868,755	(77,573)
Other	–	–	–	14,396	–	109,413	(123,809)
Total	$12,898,838	$–	$12,898,838	$902,240	$434,386	$11,278,858	$(1,716,646)
Interest expense and interest and other income							45,282
Loss before income taxes							$(1,671,364)

		2006			2005
				Identifiable			Identifiable
		Capital assets	Other assets	assets	Capital assets	Other assets	assets
Canada		$2,803,787	$4,637,029	$7,440,816	$2,775,140	$10,442,969	$13,218,109
China		192,608	5,059,157	5,251,765	162,607	4,341782	4,504,389
U.S.A		23,193	246,866	270,059	26,860	535,127	561,987
Sweden		1,229,044	258,745	1,487,789	1,192,086	579,669	1,771,755
Other		79,179	17,462	96,641	93,575	17,199	110,774
Total		4,327,811	10,219,259	14,547,070	$4,250,268	$15,916,746	$20,167,014

Canada includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Canadian operations.

17. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	2006	2005
		(restated – see note 3)
Compensation	$1,285,652	$1,275,824
Trade accounts payable	1,174,585	561,808
Withholding tax and income taxes payable	876,546	1,058,127
Accounting and other compliance	315,641	311,251
Litigation and legal	327,048	255,866
Other accrued liabilities	66,550	77,000
Total	$4,046,022	$3,539,876

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

18. Governmental Regulation

Archer (see note 21) and each learning institution are subject to regulation by federal and provincial governmental agencies and accrediting bodies. In order to participate in the various provincial student financial assistance programs, the schools must satisfy regulatory scrutiny on the basis of numerous standards as well as demonstrate their compliance to the governmental bodies on an ongoing basis. As of December 31, 2005, Archer’s institutions were in compliance with the applicable regulations in all material respects.

All institutions participating in the provincial student assistance programs must satisfy specific standards of financial responsibility. The provincial governmental bodies evaluate the institutions for compliance with these standards each year, based on the institutions’ audited financial statements.

Because Archer operates in a regulated industry, it may be subject to, from time to time, investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. There can be no assurance that other regulatory agencies or third parties will not undertake investigations or make claims against the Archer, or that such claims, if made, will not have a material adverse effect on Archer’s business results of operations or financial condition.

19. Economic Dependence

In 2006, two Zi Technology customers accounted for 34 percent or $4,311,634 (2005 – 31 percent or $3,583,403; 2004 – 34 percent or $4,587,871) of the Company’s total revenue. As at December 31, 2006, the Company’s single largest customer accounted for 52% of the accounts receivable balance. Subsequent to year-end, the full amount of the receivable was collected.

20. Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company’s stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As for fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company’s stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company’s stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company’s stock option plans. The value of those share option, aggregating $400,000 will be amortized over the three-year vesting period.

21. Discontinued Operations

On March 12, 2007, the Zi received an offer to purchase its minority interest in Archer. The offer was presented and approved by the Company’s Board of Directors on March 22, 2007. Effective March 27, 2007, the Company sold its minority interest in Archer for CDN$0.12 per share for total proceeds of CDN$736,800. There were no contingent considerations, or performance criteria in the sale agreement.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (All amounts expressed in United States of America dollars except share amounts)

Because the Company’s management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer was initially included in the Company’s consolidated operating loss for all previous periods. For the years ended March 31, 2006, 2005, and 2004, Archer’s operating results have been reclassified to discontinued operations, net of taxes (see note 11) and disclosures elsewhere to conform with this change.

For the year ended December 31	2006	2005	2004
Revenue	$555,523	$770,470	$504,213
Cost of sales	(22,696)	(248,689)	(109,252)
Operating expenses	(893,177)	(1,368,110)	(1,138,667)
Interest income	9,032	41,746	26,871
Non-controlling interest	-	(23,920)	-
Equity Interest loss in Archer (March 1, 2006 to December 31, 2006)	(893,973)	-	-
Net loss	$1,245,291	$828,503	$716,835

Prior to the completion of the sale, Archer’s operating results had been categorized as the Company’s e-Learning business segment (see Note 16).

Prior to 2005, Zi conducted its e-Learning business segment through Oztime Education & Network Technology Co. Ltd. ("Oz") and English Practice Inc. ("EPI"). Archer was incorporated in February 2005 for the purpose of acquiring Oz and EPI and continuing the e-Learning Business Segment. Effective March 1, 2006, Archer was deconsolidated and accounted for under the equity method. See note 4 "Acquisition of Archer Education Group Inc."

The Company has recognized its proportionate share of the loss of Archer operations for the period between March 1, 2006 and December 31, 2006, in the amount of $893,973, and appropriately reduced its investment in Archer by the same amount. As at December 31, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment. As at December 31, 2006, equity in net loss of Archer had exceeded Zi’s investment in Archer. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. No further losses will be recognized as Zi has no commitment to fund further losses. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the period ended March 31, 2007.

As the Company disposed of Archer on March 27, 2007, for the consolidated balance sheets as at March 31, 2006, and 2005, Archer’s assets and liabilities have been reclassified to discontinued operations. Archer’s assets and liabilities consist of the following:

As at December 31	2006	2005
Cash and cash equivalents	$-	$730,004
Accounts receivable	-	649,269
Work-in-process and inventory	-	13,897
Prepayments and deposits	-	48,762
Capital assets - net	-	186,730
Ministry registration and assistant programs	-	135,742
Curriculum	-	134,590
Contracts relationship	-	338,497
Total Assets	$-	$2,237,491

As at December 31	2006	2005
Bank indebtedness	$-	$106,650
Accounts payable and accrued liabilities	-	1,007,849
Deferred Revenue	-	462,090
Notes payable	-	147,678
Total Liabilities	$-	$1,724,267

As Archer was deconsolidated on March 1, 2006 and Zi’s equity interest in Archer was written down to nil value as at December 31, 2006, no assets or liabilities are applicable as at December 31, 2006.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated financial statements of Zi Corporation (the ''Company'') as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our reports thereon dated March 29, 2007 (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled "Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Differences" referring to changes in accounting principles that have a material effect on the comparability of the Company’s financial statements); such financial statements and reports are included in the 2006 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

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