Form 20-F
period 2007-12-31
ZI CORP
filed 2008-03-31
CIK 922658

OMB APPROVAL
OMB Number: 3235-0288
Expires: April 30, 2008
Estimated average burden
Hours per response. 2630.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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
ZI CORPORATION
(Exact name of Registrant as specified in its charter) N/A (Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

2100, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

SEC 1852 (03-07)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007.

50,557,957

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes             ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes             ☒  No

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

Large accelerated filer ☐             Accelerated filer  ☐             Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17             ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes             ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes             ☐  No

TABLE OF CONTENTS

PART I	7
Introduction	7
Forward-Looking Information	7
Item 1. Identity of Directors, Senior Management and Advisers	8
Item 2. Offer Statistics and Expected Timetable	8
Item 3. Key Information	8
A. Selected financial data.	8
Currency and Exchange Rates	9
B. Capitalization and indebtedness.	10
C. Reasons for the offer and use of proceeds.	10
D. Risk factors.	10
Item 4 -Information on the Company	19
A. History and Development of the Company	19
Acquisition and Development of Input Technology	20
Acquisition and Divestiture of Archer Education Group Inc.	20
Acquisition of Assets of Decuma AB	21
Intellectual Property Litigation	21
Dispositions and Discontinued Operations	22
Acquisition of Zi Shares by the Lancer Funds	22
Principal Capital Expenditures and Divestiture	24
B. Business overview.	24
Zi in General	24
Zi Technology Business Unit	24
Description of eZiText and eZiType	24
Licensing of eZiText	26
Description of Qix	26
Description of Decuma Handwriting Recognition Solutions	27
Geographic Segments	27
C. Organizational Structure	28
D. Property, plants and equipment.	28
Item 4A. Unresolved Staff Comments	29
Item 5. Operating and Financial Review and Prospects	29
A. Operating results.	29
Overview	29
Recent Developments:	31
Critical Accounting Policies and Estimates	32
Principle of Consolidation	33
Software Development Costs	33
Revenue Recognition	33
Stock-Based Compensation Plan	33
Contingencies	34
Accounting for Income Taxes	34
Recent accounting pronouncements	34
Quarterly Overview	35
Operating Results	37
Net Loss	37

Revenue	37
Selling, General and Administrative Expenses	39
Business taxes	40
Legal	40
Product Research and Development Expense	41
Depreciation and Amortization	42
Interest and Other Income	42
Income Tax Expense	42
Discontinued Operations	43
Impact of Inflation and Changing Prices	43
Impact of Governmental Policies and Other Factors on Operations and Investments	44
B. Liquidity and capital resources.	44
Financial Condition and Liquidity	44
Cash Requirements Outlook	44
Cash applied to Operating Activities	46
Financing Activities	46
Investing Activities	46
Commitments and Contractual Obligations	46
Transactions with Related Parties	47
Capital Expenditure Commitments	47
C. Research and development, patents and licenses, etc.	47
D. Trend information.	48
Litigation/Indemnification	48
Subsequent Events	49
E. Off-balance sheet arrangements.	50
F. Tabular disclosure of contractual obligations.	50
G. Safe harbor.	50
Item 6. Directors, Senior Management and Employees	50
A. Directors and senior management.	50
B. Compensation.	53
(a) Compensation of Directors	53
(b) Compensation of Executive Officers	53
1. Summary Compensation	53
Summary compensation table	53
Stock Options	54
Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR values	55
Long-term Incentive Plans	56
Stock Appreciation Rights and Restricted Shares	56
Stock Option and SAR Repricing	56
Pension and Retirement Plans and Payments made upon Termination of Employment	56
Employment Contracts	57
(c) Plans and Share Options	57
C. Board practices.	58
(a) Board of Directors	58
Board Committees	58
Audit Committee	58
Compensation Committee	58

Corporate Governance Committee		59
D.	Employees.	60
E.	Share ownership.	60
(a)	Share and Option Holdings	60
(b) Stock Incentive Plan		62
Purpose of Plan		62
Eligibility		62
Administration of the Plan		62
Amendment of the Plan		63
Necessary Approvals		63
Adjustment in Shares Subject to the Plan		63
Item 7.	Major Shareholders and Related Party Transactions	63
A.	Major shareholders.	63
B.	Related party transactions.	64
C.	Interests of experts and counsel.	65
Item 8. Financial Information		65
A.	Consolidated Statements and Other Financial Information.	65
Legal Proceedings		65
Dividend Policy		67
B.	Significant Changes.	67
Item 9. The Offer and Listing.		67
A.	Offer and listing details – Stock Price History	67
B.	Plan of distribution.	69
C.	Markets.	69
D.	Selling shareholders	69
E.	Dilution.	69
F.	Expenses of the issue.	69
Item 10. Additional Information.		69
A.	Share capital.	69
B.	Memorandum and articles of association.	69
Directors		69
Common Shares		70
Preferred Shares		70
Changing Rights of Shareholders		71
Shareholder Meetings		71
Limitations on Right to Own Securities		71
Change of Control		73
Disclosure of Ownership		73
C.	Material contracts.	74
D.	Exchange controls.	74
E.	Taxation.	74
Material Canadian Income Tax Consequences		74
Material United States Federal Income Tax Consequences		75
F.	Dividends and paying agents.	80
G.	Statement by experts.	80
H.	Documents on display.	80
I.	Subsidiary Information.	81
Item 11. Quantitative and Qualitative Disclosures About Market Risk.		81

(A) Quantitative information about market risk	81
(B) Qualitative information about market risk	81
Interest Rate Risk	81
Foreign Exchange Rate Risk	82
Item 12. Description of Securities Other than Equity Securities.	82
PART II	82
Item 13. Defaults, Dividend Arrearages and Delinquencies.	82
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	82
Item 15. Controls and Procedures.	82
Item 16. [Reserved]	83
Item 16A. Audit Committee Financial Expert.	83
Item 16B. Code of Ethics.	83
Item 16C. Principal Accountant Fees and Services.	83
Audit Fees	83
Audit-Related Fees	83
Tax Fees	83
All Other Fees	83
Item 16D. Exemptions from the Listing Standards for Audit Committees.	84
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	84
PART III	84
Item 17. Financial Statements.	84
Item 18. Financial Statements.	84
Item 19. Exhibits.	84
EXHIBIT INDEX	85

PART I

Introduction

Zi Corporation is a corporation incorporated under the laws of the province of Alberta, Canada and is referred to in this document, together with its subsidiaries, as "Zi", the "Company" or the "Corporation". Unless the context otherwise indicates, use of "we", "us", "our" and like terms refers to the Company.

Trademarks or trade names of Zi used in this document include, but are not limited to: Zi™, eZiText™, eZiNet™, eZiTap™, eZiType™, Qix™, Decuma™ and Zi Services™. Each trademark, trade name or service mark of any other company appearing in this document belongs to its holder.

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

Forward-Looking Information

This Form 20-F annual report contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to, our expectation that revenues will increase as a result of our sale agreements and marketing efforts related to our Qix product and our expectation that a major customer will start shipping its products in 2008 with our Decuma product embedded, our belief that we will have sufficient cash to fund our capital requirements and our belief that we will be successful in unrestricting our restricted cash balances related to our Chinese operations and that future cash receipts in our Chinese operations will be unrestricted. These factors include, among others, the following: our history of operating losses and uncertainty of future profitability; financing and market risks associated with the ownership by the receiver for the Lancer Group of funds (the "Receiver") of approximately 37 percent of the Corporation’s outstanding shares; risks associated with certain legal disputes between the Company and the Receiver and the settlement thereof, including disruption of the Corporation’s business and diversion of management and financial resources; the possible impact of future financings; uncertainty as to the degree of and continuing market acceptance of our products and services; uncertainties relating to product development; risks associated with the number, amount and timing of new product introductions; uncertainty regarding patents, proprietary rights and software piracy; variability in customer demand; our dependence on third party performance under marketing and licensing arrangements; risks associated with the contingent nature of continued performance under major sales contracts; rapid technological change, product obsolescence and competition; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the potential for adverse developments in pending litigation; risks associated with the defense of one of our licensees in the University of Texas patent infringement lawsuit; risks associated with the settlement of a U.S. patent infringement lawsuit; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation, particularly in the People’s Republic of China ("PRC" or "China"); uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which we do business; changes in our size and structure; the effectiveness of our management and our strategic relationships; risks related to possible defects in our products; risks associated with our ability to attract and retain key personnel; uncertainties regarding our need for additional capital; uncertainty regarding the fluctuations of our quarterly results; risks related to our acquisitions of companies and technologies; uncertainties relating to our status as a non-U.S. corporation; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain our listing on NASDAQ; risks associated with us being considered a "passive foreign investment company" or a "controlled foreign corporation" under the applicable provisions of the U.S. tax code; ability to implement an inter-company royalty program in order to access cash in our Chinese subsidiaries; contractual restrictions on announcing the details of important licensing agreements; risks associated with our investments and other risks and uncertainties described under "Item 3 - Key Information - Risk Factors" and elsewhere in this report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data.

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with U.S. GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2003 through the fiscal year ended December 31, 2007, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Operating and Financial Review and Prospects" and "Item 18 - Financial Statements". The consolidated statements of loss information for fiscal years 2003, 2004 and 2005, and the consolidated balance sheet information as of December 31, 2003, 2004, and 2005 as set forth below, have been derived from audited Consolidated Financial Statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2003 throughout the fiscal year ended December 31, 2007.

	2007(2)	2006(2)	2005(2)	2004(2)	2003(2)
			restated(1)	restated(1)

	(in thousands of U.S. dollars except per share data)
Revenue from continuing operations	13,111	11,836	10,614	12,899	9,919
Operating loss from continuing operations	(5,004)	(8,945)	(4,120)	(1,717)	(1,544)
Operating loss from continuing operations per share	(0.10)	(0.19)	(0.09)	(0.04)	(0.04)
Net loss from continuing operations	(5,759)	(9,750)	(4,489)	(2,008)	(2,146)
Net loss from continuing operations per share	(0.11)	(0.21)	(0.10)	(0.05)	(0.06)
Net loss	(5,127)	(10,995)	(5,317)	(2,724)	(2,931)
Basic and diluted net loss per share	(0.10)	(0.24)	(0.12)	(0.07)	(0.08)
Total assets	15,695	14,547	22,405	21,699	10,686
Capital stock and additional paid-in capital	120,255	113,736	111,480	108,140	94,559
Accumulated deficit and accumulated other comprehensive loss	(113,702)	(108,918)	(98,158)	(92,727)	(90,278)
Net assets	6,503	4,818	13,322	15,413	4,281
Outstanding shares, in thousands	50,558	46,689	46,273	45,225	39,372

(1) Income tax expense for the year ended December 31, 2004, previously reported as nil, has been restated to $336,161. As a result, the net loss for the year ended December 31, 2004, previously reported as $2,388,199, has been restated to $2,724,360. Similarly, net loss per share for the year ended December 31, 2004, previously reported as $0.06, has been restated to $0.07. In addition, the accumulated deficit as at December 31, 2004, previously reported as $91,927,031, has been restated to $92,263,192. Comprehensive net loss for the year ended December 31, 2004, previously reported as $2,112,365, has been restated to $2,448,526.

(2) On March 27, 2007, the Company sold its minority interest in its e-Learning business segment. The e-Learning business segment was initially included in the Company’s consolidated operating loss for all previous periods. As a result of the sale, for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 the e-Learning operating results have been reclassified to discontinued operations.

Currency and Exchange Rates

The following table sets out the exchange rates for currencies expressed in terms of one U.S. dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods):

		Per One U.S. Dollar Year Ended December 31
Canadian dollar		2007	2006	2005	2004	2003
End of period		0.9913	1.1654	1.1630	1.2020	1.2946
Average for the period		1.0667	1.1304	1.2090	1.2962	1.3918
Chinese renminbi
End of period		7.2939	7.8003	8.0645	8.2645	8.2645
Average for the period		7.5737	7.9526	8.1716	8.2645	8.2650
Hong Kong dollar
End of period		7.8003	7.7760	7.7519	7.7760	7.7640
Average for the period		7.8024	7.7680	7.7751	7.7897	7.8106
Swedish krona
End of period		6.3980	6.8446	7.9428	6.6050	7.2411
Average for the period		6.7166	7.3345	7.5219	7.3262	8.0125

The following table sets out the high and low exchange rates for the currencies expressed in terms of one U.S. dollar in effect at the end of the following periods:

	Per One U.S. Dollar
	September	October	November	December	January	February
Canadian dollar	2007	2007	2007	2007	2008	2008
High for the month	1.0545	0.9984	1.0000	1.0201	1.0329	0.9765
Low for the month	0.9948	0.9447	0.9215	0.9805	0.9909	1.0171
Chinese renminbi
High for the month	7.5610	7.5263	7.4795	7.4206	7.3141	7.2062
Low for the month	7.5115	7.4820	7.3919	7.3141	7.2018	7.1228
Hong Kong dollar
High for the month	7.7977	7.7760	7.7879	7.8049	7.8107	7.8028
Low for the month	7.7624	7.7506	7.7503	7.7881	7.7978	7.7844
Swedish krona
High for the month	6.9082	6.5289	6.4287	6.6028	6.4907	6.5207
Low for the month	6.4447	6.3765	6.2337	6.3501	6.3129	6.1895

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 24, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CDN$1.0203 = US$1.00.

B. Capitalization and indebtedness.

Not applicable

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Shareholders should carefully consider the risks described below before purchasing our Company’s common shares. The occurrence of any of the following events could harm us. If these events occur, the trading price of our Company’s common shares could decline, and shareholders may lose part or even all of their investment.

We have incurred net losses to date and may not become profitable.

Our Company has a limited history of operating profits. Our consolidated net operating losses totaled $5.1 million for our fiscal year ended December 31, 2007, $11.0 million for our fiscal year ended December 31, 2006, and $5.3 million for our fiscal year ended December 31, 2005. As of December 31, 2007, our accumulated deficit was $113.7 million. We face significant and potentially costly challenges in simultaneously pursuing key research and development goals while attracting customers for our products and services.

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

Our operations may have been, and could be in the future, adversely affected by the Receiver for the Lancer Funds holding approximately 37% of the Company’s shares.

In August 2003, we became aware of information that suggested a group of funds, including Lancer Partners LP and Lancer Offshore Inc. (collectively, the "Lancer Funds" or "Lancer Entities"), had accumulated a significant percentage of our outstanding common shares. This information followed the appointment in July 2003 of the Receiver for the Lancer Funds who was appointed as a result of a U.S. Securities and Exchange Commission (the "SEC") enforcement proceeding which alleged securities law violations by the management of the Lancer Funds. In December 2003, we learned through Lancer Funds’ regulatory disclosure that the Lancer Funds believed their ownership amounted to approximately 49 percent of our outstanding shares at the time. The accumulation was done in apparent violation of U.S. and Canadian securities laws, and without our knowledge or assistance. Based on the Receiver’s most recent regulatory filings, the Receiver holds 18,718,008 of our common shares, which amounts to 37% of our outstanding shares as of December 31, 2007. Certain legal disputes arose between the Company and the Receiver, which were settled pursuant to a settlement agreement signed in February 2007.

Prior to such settlement, the legal matters related to the Receiver had or may have had adverse effects on our operations in a number of ways:

  The Company incurred significant legal fees in connection with issues concerning the Receiver.

  Promising acquisition candidates and possible financing sources terminated discussions with us based upon uncertainty regarding the future composition of our Board of Directors and management of the Company and the possible impact of sales of our securities by the Receiver.

  Our customers and potential customers similarly raised concerns about the future management of the Company and our ability to live up to our contractual commitments.

  Our efforts to recruit highly qualified members of executive management and additional directors from our industry were hampered by the disputes between the Company and the Receiver.

  Scarce management resources were diverted from Company operations to addressing the foregoing concerns raised by our customers, employees, shareholders and potential acquisition candidates.

Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases. For a more detailed description of such disputes, and the settlement thereof see Item 4 – Information on the Company – History and Development of the Company and Item 6A - Directors and senior management.

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

The software industry is intensely competitive and is characterized by rapid technological advances, evolving industry standards, price competition and technological obsolescence. Major Asian, European and North American software and technology companies engage in development of input or other interface software. Our actual or potential input technology competitors include, but are not limited to: Motorola; Nuance; Nokia; Openwave; Microsoft; Research in Motion, Eatoni, Abaxia, Mobease, Communications Intelligence, PenReader, Vision Objects, TealPoint in Latin languages, PenPower, HanWang, Guobi and Chinastar. Many of our competitors have longer operating histories and have greater financial, technical, sales, marketing and other resources. To a great extent, our ability to compete will depend on such factors as product features, technical superiority, ease of use, price, quality, technical support and services, product development capabilities, marketing, distribution channels, and ability to meet delivery schedules. There can be no assurance that our products and services can compete successfully or gain market acceptance. Other companies with greater financial and technical resources and larger marketing organizations could enter the market and pose a potential threat if they can develop technologies and products that can rival those developed by us.

Our products may contain defects that could harm our reputation, be costly to correct, expose us to litigation and harm our operating results and financial condition. We develop software products that may contain undetected errors or failures. Design errors or hidden defects in our software or in third party components or software may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. If defects are discovered, we may not be able to correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or a delay in, market acceptance of our products. In addition, defects in our products could cause adverse publicity, damage our reputation and impair our ability to acquire new customers. In addition, we may need to make significant expenditures to eliminate defects from our products. As well, defects and failures in our products could expose us to claims for liability or other claims involving costly litigation.

We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

A key element of our business strategy is the formation of collaborative relationships with other leading companies. We believe that our success will depend, in part, on our ability to maintain these relationships and to cultivate additional alliances with such companies. There is no assurance that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, there is no assurance that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products or experience financial or other difficulties that lessen their value to us and to our customers. Our financial condition or results of operations may be adversely affected by either our failure or the failure of these third parties to establish and maintain collaborative relationships.

We rely on large and small customers to adopt our technology and our financial success may be affected if these customers either do not implement our technology or suffer their own financial hardships. Our royalty and licensing fee-based revenues depend in substantial part on our ability to successfully integrate and maintain compatibility of our technology with the applications of our customers. Because we rely heavily on third party integration of our technology into customer products, lead time to revenue recognition can be longer than software products directly released into consumer channels. Purchase of our products by customers often requires significant expenditure of time and resources by the customers. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of our products and technologies. During this evaluation period, we may expend substantial sales, marketing and management resources.

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

As well, the Company has invested money, time and resources into the acquisition and development of Decuma and Qix technologies, both of which are recent additions to the Zi portfolio of products. We may not be successful in persuading new customers to license such technologies. Potential customers may spend significant amounts of time evaluating our technologies prior to their decision to license and deploy our products. Furthermore, any customers who do license such technology may fail to achieve market acceptance of products incorporating such technologies. Due to our license-fee and royalty-based revenue models, any of the above-referenced potential failures could have a material adverse effect on our business, operating results and financial condition.

Due to these factors, our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This could cause our operating results and stock price to fluctuate. Customers typically perform numerous tests and extensively evaluate products before incorporating them into products. In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of customers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders or chooses not to deploy products incorporating our technology.

Our customers are subject to highly competitive demand and pricing structures for products and services prevalent in the telecommunications industry. In 2007, 2006 and 2005 we derived 33%, 37% and 34% respectively of our total revenue from two customers. We believe that revenue derived from current and future customers who dominate handset phone manufacturing will continue to represent a significant portion of our total revenue for our technologies. Our inability to continue to secure and maintain a sufficient number of contracts from such dominant customers would have a material adverse effect on our business, financial condition, operating results and cash flows derived from our technologies. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions. Moreover, certain of our key customer licenses are at, or approaching, the end of their license terms and it is uncertain whether we will be successful in negotiating renewals with these customers.

Our overall market breadth for products and services may be constrained by:

  the increasing market share of major handset industry leaders;

  the influence of software integrators and platform suppliers in serving new customers with pre-packaged solutions; and consolidation among the customer base.

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

Existing copyright, trademark, patent and trade secret laws only afford limited protection for our proprietary rights. Third parties may attempt to copy or reverse engineer aspects of our products or proprietary information. As well, performance improvements in computing capability of appliances that serve our market may make it easier for competitors to replicate the appearance and functionality of our products without impinging on certain technical elements of our intellectual property. Accordingly, we may not be able to adequately protect our intellectual property.

Our business may be adversely affected by a settlement agreement with a principal competitor.

As described in Item 4 - Information on the Company - Intellectual Property Litigation, the Company and America Online Inc. (including its affiliates) ("AOL") settled a judgment under U.S. based litigation by a written settlement agreement dated December 6, 2002. Under the settlement agreement, the Company consented to, among other things, an injunction under a consent judgment which prohibits the sale or use in the United States of earlier versions of the Company’s eZiText product. Such earlier versions of eZiText are not currently sold or offered for sale or used by the Company in the United States. This injunction does not apply to or prohibit the sale or use of such earlier versions of the Company’s eZiText product in countries other than the United States. In the ordinary course of business, the Company, Nuance Communications, Inc. (our principal competitor in the text input market and acquirer of Tegic Communications, Inc., a former AOL subsidiary) and others seek to protect their intellectual property in various countries and jurisdictions through administrative proceedings and civil litigation. The settlement of the AOL lawsuit dealt only with certain patent infringement claims in the United States.

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

Our success will be dependent, in part, on the performance of our personnel who develop our technology and manage our business. We have personnel that we believe are competent in the development of our technology, services and software related products and have endeavored to hire and retain qualified managerial and technology development services people for the development and expansion of the Zi Technology business. Nevertheless, failure to retain their expertise or to attract and retain key personnel with necessary technological and marketing skills, could have a materially adverse effect upon our ability to grow and operate profitably. Likewise, failure to retain the services of Milos Djokovic, President and Chief Executive Officer, Blair Mullin, Chief Financial Officer, Roland Williams, Senior Vice President Intellectual Property, Axel Bernstorff, Vice President of Global Sales, Brandon Mensinga, Director – Qix, Corneil Goud, Director – Predictive Text, Weigen Qiu, Director - R&D and Architecture and Blevins Tang, Director - Quality Assurance, could have a materially adverse effect upon our ability to grow and operate profitably. The Company’s insurance coverage does not include key-man life insurance for any of the above mentioned individuals.

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

Our global business may be materially adversely affected by, among other things:

  political and economic changes and disruptions in the countries into which we sell products or have operations;

  limits on repatriation of earnings;

  changes in various regulatory requirements and the cost of compliance with a wide variety of laws;

  difficulties in enforcing contracts;

  difficulties in protecting intellectual property;

  governmental currency controls;

  export/import controls;

  tariff regulations and other trade barriers;

  costs and risks of localizing products for foreign countries;

  difficulties in staffing and managing operations in multiple locations in many countries;

  greater difficulties in trade accounts receivable collection; and/ or possible adverse tax consequences.

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

We may require capital to sustain our operations and to finance the continued growth of operations. To date, we have raised capital primarily through private placements of common shares. Unless our cash flow from operations is sufficient to meet our operating capital requirements, any shortfall must be covered by our cash position, the sale of securities or through other forms of third party financing. We believe our current cash resources will be adequate to support our existing business activities assuming stable revenue and absent unexpected costs or expenses. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. However, we may still require additional financing to support our product expansion or continued operations. There can be no assurance that sufficient financing will continue to be available to sustain our operations and growth, to develop new and existing markets or to complete development of products that fully exploit our owned or licensed technologies. Failure to obtain adequate additional financing on a timely basis could have a material adverse effect on our business and operations.

Our quarterly results are subject to fluctuations which could negatively affect our financial results.

We have experienced, and are likely to continue to experience, significant fluctuations in quarterly operating results caused by many factors. These factors include, among other things:

  dependence on the market acceptance and sales of our licensees’ products in which our technologies are embedded;

  seasonality of sales of our licensees’ products;

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

  foreign currency exchange rates and general economic conditions; and

  legal and other costs associated with defense and resolution of patent infringement claims and other litigation the Company is involved in.

In addition, there are several factors that could cause material fluctuations in our revenues from quarter to quarter, including, among other things:

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

The laws and policies restricting foreign alliances, partnerships, investments, distribution or sale in the software technology industry could change and adversely affect our operations in the foreign countries in which we operate.

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

We are subject to foreign currency exchange risks; accordingly, fluctuations in exchange rates could have a material effect on our results of operations.

A significant portion of our expenses have been, and will likely continue to be, incurred or generated in currencies other than the U.S. dollar, principally, the Canadian dollar, Hong Kong dollar, Chinese renminbi, Swedish krona, British pound and the Euro. Our results are reported in U.S. dollars. Accordingly, fluctuations in exchange rates have a material effect on our results of operations. In 2005, Chinese authorities re-valued the renminbi and it is no longer pegged against the U.S. dollar. To date, we have not engaged in foreign currency exchange rate hedging activities. If we implement hedging techniques in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities. Conversion of the Chinese renminbi to other currencies is subject to approval by the government of China. Foreign exchange gains or losses for the past three years have been: a gain of $293,079, a gain of $235,113 and a loss of $114,108 in each of 2007, 2006 and 2005, respectively. These gains and losses generally relate to balances on our balance sheet that are denominated in currencies other than the U.S. dollar. It should be noted that our expenses are significantly higher in 2007 compared to 2006 due to the depreciation of the U.S dollar against other currencies in general, especially against the Canadian dollar which has contributed most significantly to the increase in expenses. We estimate that expenses have increased by approximately $900,000 in 2007 compared to 2006 due to the depreciation of the U.S. dollar.

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

Further, the value per share of common shares held by our existing shareholders may be diluted if equity securities are issued by us in connection with any acquisition. If acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash and cash equivalents. Acquisition financing may not be available on acceptable terms, if at all.

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

The Canada Revenue Agency ("CRA") commenced an examination of the Company’s international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. The Company prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. The examination of the submission is ongoing and is not expected to be completed until the end of 2008. In accordance with FIN 48, the Company has included in its 2007 income tax a provision for $652,278. This provision represents potential penalties, assuming that the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years is applied to all tax years that are currently open in Canada. The ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should CRA not assess a penalty for the years currently being audited, should the CRA not audit the other years that remain open, and if they do, choose not to assess a penalty for those years. Once a final outcome is determined, the Company will adjust its tax provision accordingly. In addition, certain taxation years may become statute barred from audit in the future. The Company will record a recovery of penalty provisions when the applicable taxation year is statute barred.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain the Company’s current status as a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian "foreign private issuer" (as such term is used under U.S. federal securities laws) eligible to use the Multi-Jurisdictional Disclosure System ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

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

The Company does not currently meet certain NASDAQ bid requirements, and if we are unable to meet such requirements, our common shares may be delisted from the NASDAQ Capital Market.

The Company received a NASDAQ Staff Deficiency Letter dated January 30, 2008 stating that the bid price of Zi's common shares has closed below US$1.00 per share for 30 consecutive days. As a result, in accordance with NASDAQ Marketplace Rule 4310(c)(8) ("the Rule"), Zi is granted 180 calendar days, or until July 28, 2008, for the bid price of its common shares to close at US$1.00 or more for a minimum of 10 consecutive business days. If the Rule requirements cannot be demonstrated by July 28, 2008, but Zi continues to meet the initial listing criteria, NASDAQ will provide an additional 180 calendar days to meet the Rule requirements. If during the first 180 day compliance period, or if applicable, the second 180 compliance period, Zi does not meet the Rule requirements by having a closing bid ofUS$1.00 or more for a minimum of 10 consecutive business days, NASDAQ will provide written notification that Zi's common shares will be delisted from The NASDAQ Capital Market. If necessary, Zi would have the right to appeal the delisting notice to a NASDAQ Listing Qualifications Panel. If Zi’s common shares are delisted from NASDAQ, it may negatively affect the Company’s share price and the ability of the Company’s shareholders to sell their shares.

Prior to being listed on the NASDAQ Capital Market, the Company’s common shares were traded on the NASDAQ Global Market. On August 10, 2007 the Company received a NASDAQ Staff Deficiency Letter indicating that Zi was not in compliance with the stockholders' equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The NASDAQ Global Market as set forth in NASDAQ Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B). The Company applied to have its listing of common shares transferred to the NASDAQ Capital Market and such application was duly approved. Trading of the Company’s common shares on the NASDAQ Capital Market commenced on September 5, 2007.

The Company may not be successful in implementing an inter-company royalty program in order to access cash in our Chinese Subsidiaries that is currently classified on our balance sheet as Restricted Cash.

At December 31, 2007, the Company held the U.S. dollar equivalent of $2,740,702 (December 31, 2006 - $2,160,495) in Chinese renminbis ("RMB") through its principal Chinese subsidiary. Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are not currently fully available to fund the non-Chinese operations of the Company. We are in the process of establishing, with the Chinese government’s approval, an inter-company royalty program, which has received the approval of some but not all applicable government departments. Based on the advice of our professional advisors in China, we expect final approval in the near future, the effect of which, if approved, will be that all cash held in our Chinese subsidiaries, along with all other cash of the Company, will effectively be available to fund the day-to-day operations of the Company. While we have been advised by our professional advisors in China to expect final approval in the near future, we cannot provide any assurances of this. Failure to make available the restricted cash could affect cash flow and require additional financing.

We may be contractually restricted from announcing the details of important licensing agreements

From time to time, we may publicly announce the signing of licensing agreements with our customers. However, to the extent permitted by securities law and regulatory obligations, we are sometimes contractually restricted from announcing many of the details of such licensing agreements, or even from announcing the existence of such agreements, or the name of the customer in such agreements. Failure to announce the existence of certain agreements, or failure to announce certain details of such agreements, including the name of the customer, may have a negative effect upon our stock price.

Item 4 -Information on the Company

A. History and Development of the Company

Our head and principal office is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2. Our telephone number is (403) 233-8875 and our facsimile number is (403) 233-8878. Our common shares are listed on the Toronto Stock Exchange under the symbol "ZIC" and on the NASDAQ Capital Market under the symbol "ZICA".

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

On December 17, 1997, we acquired full ownership rights to United States patent number 5,109,352 (the "352 Patent" or the "O’Dell Patent") which is entitled "System For Encoding A Collection Of Ideographic Characters". The 352 Patent can be generally described as a computer input system for Chinese and Japanese characters where the different strokes for composing the characters are classified into different groups, each identified by a code number. The string of code numbers representing each character follows a traditional writing sequence of the character from the very first stroke to the end of the string of code numbers. The computer usually identifies the character before the entire writing sequence is completed. Certain aspects of our eZiText products are based on the intellectual property covered under the 352 Patent. The 352 Patent expires on April 28, 2009.

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

The following is a partial list of certain U.S. patents which have been issued to the Company, which further strengthen our competitive position: U.S. patent No. 6,956,968 - "Database Engines for Processing Ideographic Characters and Methods Therefor"; U.S. patent No. 6,955,602 - "Text Entry Within a Video Game"; U.S. patent No. 6,864,809 - "Korean Language Predictive Mechanism for Text Entry By a User"; U.S. patent No. 6,801,659 - "Text Input System for Ideographic and Non-Ideographic Languages"; U.S. patent No. 7,313,277 - "Method and Device for Recognition of a Handwritten Pattern"; U.S. patent No. 7,256,769 – "System and Method for Text Entry on a Reduced Keyboard"; U.S. patent No. 7,139,430 – "Character Recognition"; U.S. patent No. 7,075,520 – "Key Press Disambiguation Using a Keypad of Multidirectional Keys"; and U.S. patent No. 6,711,290 – "Character Recognition". The Company has been granted, or has pending, foreign equivalents to many of the above mentioned U.S. patents.

Acquisition and Divestiture of Archer Education Group Inc.

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

On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi’s interest in Archer was diluted to 49.9 percent. The Company deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbed a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, and no longer had the ability to exert control over this subsidiary. The Company accounted for its proportionate share of Archer’s net loss at December 31, 2006, using the equity method.

Through a further private placement of Archer’s common shares and exercise of stock options from March to December 2006, the Company’s ownership of Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company’s net investment in Archer increased resulting in a dilution gain to Zi of $758,903 as of December 31, 2006.

On March 30, 2007, Zi announced the sale of all Archer shares held by it, for CDN$736,800 in cash, or approximately US$632,601. The book value of the Archer shares sold had previously been reduced to zero by Zi; therefore, the Company recorded a gain on the sale in the first quarter of 2007 of US$632,601.

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

Intellectual Property Litigation

In the course of its operating history, the Company has been involved in several lawsuits, both as a plaintiff and as a defendant, with its largest competitor in the field of text prediction, Tegic Communications, Inc., which was a subsidiary of AOL and which was acquired by Nuance Communications, Inc. in 2007 ("Tegic"). The following is an overview of these proceedings:

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

On September 4, 2002, the jury in this lawsuit found that certain versions earlier than version 4.5 of the Company’s eZiText product (the "U.S. Restricted Versions") infringed Tegic’s U.S. patents and awarded Tegic $9 million in damages (the "Damages Award"). At a post-trial hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury’s damages verdict and denied the Company’s motions to invalidate Tegic’s U.S. patents and to set aside the Damages Award.

The Company settled all claims in this lawsuit with AOL by a written settlement agreement dated December 6, 2002. As part of the settlement, a Consent Judgment was entered on December 20, 2002. The settlement in relation to the U.S. Restricted Versions of eZiText prohibits the sale or any use of such products by the Company in the United States only. The sale, use and licensing of such versions of the Company’s eZiText product by the Company and its affiliates in countries other than the United States is not affected. The ability of the Company and its affiliates to sell, license and make use of its eZiText product (all current versions) in all countries of the world, including the United States, is not limited or restricted by the settlement.

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

Dispositions and Discontinued Operations

For a discussion concerning dispositions and discontinued operations relating to Oztime, EnglishPractice Inc., Telecom Technology Corporation Limited and the Magic Lantern Group of Companies, see our previous regulatory filings with the SEC, including our annual report on Form 20-F for the year ended December 31, 2006.

Acquisition of Zi Shares by the Lancer Funds

The Company reported in its Form 20-F for the fiscal year ended 2001, based on information provided by Lancer, that Lancer and its affiliated companies held or controlled directly or beneficially Zi stock totaling 3,675,100 shares, which represented approximately 9.67 percent ownership in the Company. In the course of preparing the Form 20-F for the year 2002, management of the Company observed what appeared to be a concentration of its shares held at a major brokerage firm. Through its attorneys, management requested an update from Lancer concerning the level of Lancer ownership in the Company, but despite several requests did not receive a response.

Accordingly, the Company reported in its Form 20-F for the fiscal year ended 2002, dated May 15, 2003, the same information about Lancer’s share ownership in Zi that was disclosed in its 2001 Form 20-F and disclosed in the 2002 Form 20-F that it had been unable to obtain current information regarding Lancer’s holdings and that its holdings may be greater or less than reported.

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

Under the United States Securities Act of 1933, as amended (the "Securities Act") the Receiver is deemed to be an "affiliate" (as such term is defined in Rule 405 of the Securities Act) of the Company and its holdings in the Company are therefore subject to certain additional resale restrictions absent registration under the Securities Act. Under Rule 144 promulgated under the Securities Act ("Rule 144"), the amount of securities that may be publicly sold in the United States by an affiliate within any three-month period may not exceed the greater of one percent of the total number of Company shares outstanding, or the average weekly reported volume of trading in Company shares during the four weeks prior to the filing of a notice with the SEC of an intention to sell. If resales are made other than in reliance upon Rule 144, the volume limitation does not apply to sales by the Receiver on the Toronto Stock Exchange; however, the Receiver must still comply with the resale requirements set forth in Regulation S promulgated under the Securities Act.

On January 11, 2005, the Receiver filed an intention to sell in the aggregate up to 3,363,396 common shares in the ninety days thereafter pursuant to Rule 144. According to amendments to Schedule 13D, the Receiver sold an aggregate 689,356 shares of Zi during January and February 2005. On February 10, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,875,132 shares of Zi. On March 11, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell 2,674,040 shares of Zi. No shares were sold in March 2005. On April 8, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi. On April 18, 2005, the Receiver filed an intention to sell in the aggregate up to 2,674,040 common shares in the ninety days thereafter pursuant to Rule 144. No shares were sold in April 2005. On May 6, 2005, the Receiver filed Form 45-102F1 in Canada stating its proposal to sell up to 2,674,040 shares of Zi. Notwithstanding the Receiver’s filings concerning the possible sale of shares of Zi, to the best of the Company’s knowledge, no shares have been sold by the Receiver since February 2005. According to the Receiver’s filings with the SEC, as of the date of this Report, the Receiver holds approximately 37 percent of our outstanding shares.

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

The Company sought the advice of legal counsel and concluded, among other things, that it would not cooperate with the Receiver in effecting what the Company believed was an unlawful takeover of the Company. In its filings to the Court of Queen’s Bench of Alberta (the "Alberta Court"), the Company cited Lancer’s failure to comply with Alberta laws regarding takeover bids. The Alberta Court issued an interim order that, among other things, prohibited the Receiver from requisitioning a shareholders’ meeting. The Receiver brought a motion to contest the Alberta Court’s jurisdiction and to seek to have all related matters dealt with in a Florida Court. The Alberta Court, in a decision dated January 31, 2006, denied the Receiver’s application to change venue, citing the Alberta Court as the proper forum to consider matters under the Business Corporations Act (Alberta) ("ABCA") and the Securities Act (Alberta) and refused to set aside its interim order against the Receiver.

The Company brought a companion proceeding before the Alberta Securities Commission (the "ASC") on December 5, 2005, seeking among other things an order requiring the Receiver to either dispose of the Lancer Funds' Zi shares or make a lawful takeover bid to all of Zi's shareholders. On March 16, 2006, the ASC dismissed a motion by the Receiver to stay or dismiss the ASC proceedings.

Separately, the Receiver instituted a contempt of court hearing before the U.S. District Court for the Southern District of Florida (the "Florida Court") claiming that the Company’s filing before the Alberta Court violated a case management order which mandated that all proceedings against the Receiver be brought in the Florida Court. The Company was not a party to any previous proceeding before the Florida Court and argued that it was not subject to the case management order.

Zi had previously agreed to a U.S. venue for resolving certain contractual issues with the Receiver and the Alberta Court acknowledged that such agreement does not affect the Alberta Court’s ability to rule on matters under the ABCA and Alberta securities laws.

At the Company’s annual general meeting of shareholders held on December 22, 2006, the Receiver voted in favor of our management’s recommendation as to the composition of the Company’s Board of Directors. In February 2007, the Company and the Receiver entered into a settlement agreement, which aimed to settle any and all outstanding claims and issues between the Receiver, the Lancer Funds and the Corporation. Pursuant to the settlement agreement, the Receiver and the Corporation agreed to immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind.

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

Principal Capital Expenditures and Divestiture

During the years ended December 31, 2004, 2005, 2006, 2007 and up to February 28, 2008 our principal capital expenditures (divestitures) were as follows:

	Amount of Expenditure (Divestiture)
	To February
Description of Expenditure (Divestiture)	28, 2008	2007	2006	2005	2004
Capitalized Software Development Costs	$243,311	$1,638,389	$1,407,204	$930,264	$1,661,974
Acquisition (Disposal) of Archer	Nil	(632,601)	Nil	581,638	Nil
Acquisition of Decuma	Nil	Nil	Nil	1,456,602	Nil
Acquisition of Magic Lantern	Nil	Nil	Nil	Nil	Nil
Computer & office equipment	$61,409	$407,792	$304,457	$258,485	$178,258

In January 2005, the Company acquired the assets of Decuma AB for approximately U.S.$1.0 million, including fees and expenses. In the remainder of 2008, the Company’s planned principal capital expenditures will be software development costs. The Company expects these expenditures will be incurred primarily in Canada, China and Sweden. See Item 18 - Financial Statements - Note 4 for a detailed description of the acquisitions. It is our intent that these planned capital expenditures will be financed through existing cash reserves and other working capital, ongoing revenues of the company, and if necessary, through future financing activity.

Financing efforts in 2007.

In March 2007, the Company secured $6,000,712 in gross proceeds from individual and institutional investors in a brokered private placement in the United States and a non-brokered private placement in Canada. The private placements resulted in the issuance of 3,776,848 units ("Units"), with each unit comprised of one common share and two-fifths of one common share purchase warrant, at a price of US$1.61 per Unit. The Warrants have a term of five years and can be exercised commencing six months from the date of closing. Each Warrant has an exercise price per common share of US$2.14.

B. Business overview.

Zi in General

The business of our Company is organized as follows.

The principal business unit of the Company is the Zi Technology business unit in which our core eZiText, eZiType, Decuma and Qix business is carried on. Our core technology product, eZiText, and its companion application, eZiType, are predictive text input solutions that predict words and/or phrases for use in messaging and other applications needing text input. eZiText supports 60 languages and dialects while eZiType supports 55. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing. In January 2005, we acquired the assets of handwriting recognition software specialists Decuma AB. In February 2005, we announced a new product, Qix. Qix is a natural discovery solution designed to assist users to easily find and use features, services and content on a mobile phone. A ‘real word’ request using the keypad is entered by the user and Qix presents a list of meaningful and actionable suggestions based on the word entry. See Item 4.B – Description of Qix.

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

When learning Chinese, students are taught to write each character manually using a precise stroke order which has been developed over hundreds of years. eZiText Chinese relies on this knowledge of stroke order and uses a limited number of keys of a mobile electronic device (for example, 5 keys or 8 keys on a cellular telephone) to enable a user to input different strokes to electronically "draw" Chinese characters. For instance, to call up a specific Chinese character, a user presses the applicable key for the first stroke used when writing that character. The software then calls up a list of the most common characters beginning with that stroke and displays those characters on the screen. If the character the user is writing is among those displayed on the screen, the user then selects that character by pressing a key. If the character is not in that list, the user then presses the key for the next applicable stroke and is supplied with another list of characters based on that combination and order of strokes.

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

In alphabetic languages, eZiText disambiguates single key presses where each key has several letters mapped to it. The most common implementation of this approach is the numeric keypad found on a cellular telephone. In English, the letters A, B, and C are all mapped to key 2, D, E, and F to key 3, and so on according to ETSI standard. Words are assembled from a sequence of key presses and predicted for the user even where the word has more letters than the number of keys pressed. Because of the structures of alphabetic languages, eZiText for Latin-based languages does not attempt to offer candidates to the user at the first alphabetic key press unless the entered key is a valid single letter word such as ‘a’ or ‘I’ in English. Instead, eZiText waits until a second keypress is made whereupon candidates are offered which are of significantly better quality than otherwise seen. This is an implementation more suited to the way that a typical user interacts with the display of the device.

In 2006, Zi announced its development of a predictive text solution for keyboards called eZiType. This solution offers the predictive word capabilities similar to eZiText, with the added benefit of auto-correction when users misspell or accidentally press the wrong character. The solution is made for physical and virtual keyboards and currently applies to alphabetic based languages.

eZiText can now be used in the following languages: Afrikaans, Arabic, Bengali, Bulgarian, Chinese (PRC, Hong Kong and Taiwan), Croatian, Czech, Danish, Dutch, English (British, American, PRC, Hong Kong and Taiwan), Estonian, Farsi, Finnish, French (European and Canadian), German, Greek, Gujarati, Hebrew, Hindi, Hungarian, Icelandic, Indonesian, Italian, Japanese, Kannada, Korean, Latvian, Lithuanian, Malay, Marathi, Malayalam, Norwegian, Polish, Portuguese (European and Brazilian), Punjabi, Romanian, Russian, Serbian, Slovak, Slovenian, Spanish (European and Latin American), Swahili, Swedish, Tagalog, Tamil, Telugu, Thai, Turkish, Ukrainian, Urdu and Vietnamese.

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

Licensing of eZiText

As of March 23, 2008, Zi has entered into licenses with more than 100 licensees who are in many cases original equipment manufacturers that embed eZiText into their respective products. These licensees include among others, cellular phone manufacturers, set-top box manufacturers and game manufacturers.

The majority of our revenues are derived from licensing agreements. In addition to licensing of our technology, we have also entered into various strategic alliances to expand the reach of our technology. In 2007, we derived approximately 96 percent of our total revenue from eZiText licensing fees and royalties. The majority of our eZiText customers are OEMs for cellular telephones. The majority of licensees pay us, among other fees, a royalty fee. The royalty amount varies from customer to customer and may vary in accordance with unit volumes produced by the licensee. Since cellular phones are consumer products, our revenues are subject to seasonality associated with cellular phone sales and are highly dependent on the market presence, marketing prowess, manufacturing and distribution capabilities of the OEMs, and consumer acceptance and demand for our licensees’ finished cellular telephone product. In the year ended December 31, 2007, two customers accounted for 33 percent of our total revenue.

Description of Qix

Qix is a natural discovery solution designed to assist users to easily find and use features, services and content on a mobile phone. A ‘real word’ request using the keypad is entered by a user and Qix presents a list of meaningful and actionable suggestions based on the word entry. For example, to send a message to a friend, Jackie Smith, the user enters her name using the keypad. When the user enters ‘522’ (for the letters ‘J’, ‘A’ and ‘C’), Qix will present a list of relevant suggestions. All of the choices will be related to the numbers ‘522’ or the letters they represent. A user can then select ‘Jackie Smith’ and start writing her a message. Qix Natural Discovery Solution is comprised of two components – Qix Client and Qix Updater. Qix Client is embedded in mobile devices and integrates with handset features, applications and content sources. Qix Updater is a service that enables operators to promote new services and content by revising and personalizing Qix suggestions. A device user’s first, most familiar and most fundamental action is using the keypad for dialing. Qix Client builds upon this basic fundamental familiarity. Users use their keypad to enter real words to find and do things on the device. Qix Client is designed to allow users to access the full range of device features simply and intuitively, without having to remember where or how to locate them. This ease of use encourages users to utilize their device more efficiently and to rely on it to do more things more often.

At the Mobile World Congress 2008, Zi announced that Telus will offer the mobile discovery solution Qix on select models of TELUS phones and PDAs. TELUS will be the first carrier in North America to offer the solution to its customers.

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

Geographic Segments

The table below summarizes the Company’s revenues by subsidiary activity and geographic market for the last three fiscal years:

	2007	2006	2005
Canada	$5,513,030	5,832,869	4,175,334
China	5,977,218	4,751,684	5,019,599
USA	1,038,729	935,956	1,021,769
Sweden	582,025	315,708	397,341
Total	$13,111,002	11,836,217	10,614,043

The following table summarizes the Company’s revenues by the geographic region where the customer resides for the last three fiscal years:

	2007	2006	2005
Asia	$7,466,932	6,719,440	6,249,245
Europe	4,157,540	3,871,481	2,743,486
North America	1,486,530	1,245,296	1,621,312
Total	$13,111,002	11,836,217	10,614,043

Descriptions of the material effects of government regulations on our business can be found elsewhere in this Form 20-F, including in the discussions contained in Item 3.d - Risk factors and Item 10 - Additional Information.

C. Organizational Structure

As at December 31, 2007, unless otherwise indicated, Zi, or one or more of its subsidiaries, owns 100 percent of the outstanding shares of the subsidiary.

Name of Subsidiary	Country of Incorporation
Multi-Corp International Ltd.	Barbados
Zi (Bermuda) Corporation Ltd.	Bermuda
Zi Technology Corporation Ltd.	Bermuda
845162 Alberta Ltd.	Canada
Zi Corporation of Canada, Inc.	Canada
Huayu Zi Software Technology (Beijing) Co., Ltd.(2)	China
Zi Software Technology (Beijing) Co., Ltd.	China
Asia Translation & Telecommunications Limited	Hong Kong
Huayu Zi Software Technology Limited.(1)	Hong Kong
Telecom Technology Corporation Limited	Hong Kong
Zi Corporation (H.K.) Limited	Hong Kong
Zi Corporation of Hong Kong Limited	Hong Kong
Zi Decuma AB	Sweden
Zi Corporation of America, Inc.	USA

Notes:

(1)

Zi Corporation (H.K.) Limited holds nearly eighty-five percent (85%) of Huayu Zi Software Technology Limited. One share of Huayu Zi Software Technology Limited is held by Zi Corporation of Hong Kong Limited. The balance of fifteen percent (15%) is held by China Huayu (Hong Kong) Limited, a third party investor.

(2)

Huayu Zi Software Technology (Beijing) Co., Ltd., is wholly owned by Huayu Zi Software Technology Limited.

D. Property, plants and equipment.

Our current facilities include administrative and sales offices, and engineering offices. The table below describes our material properties:

Approximate
Location	Purpose	Owned or leased	Square footage

Calgary, Alberta	Corporate head office and	Lease expires June 30, 2012	13,355 sq ft
engineering office

Vancouver, British	Software development	Lease automatically renews	140 sq ft
Columbia		every six months until terminated.

Martinez, California	North American sales office	November	350 sq ft
Lease expires 30, 2008

Hong Kong, SAR	Asia Pacific sales and	November	893 sq ft
	engineering office	Lease expires 18, 2009

Beijing, PRC (ZST)	PRC R&D office	Lease expires February 28, 2010	3,606 sq ft

Beijing, PRC (ZiB)	PRC sales and engineering office	Lease expires December 31, 2008	4,252 sq ft

Lund, Sweden	Corporate head office and	Lease expires June 30, 2009
	engineering office for Decuma		4,237 sq ft

We believe our facilities are adequate for our operations and have no plans to add facilities during the remainder of 2008.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following table summarizes certain of our selected financial information (stated in thousands of U.S. dollars) prepared in accordance with U.S. GAAP. The information in the table was derived from the more detailed financial statements for the fiscal year ended December 31, 2005 through the fiscal year ended December 31, 2007, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 - Operating and Financial Review and Prospects" and "Item 18 - Financial Statements".

For the years ended December 31 (thousands except per share amounts)	2007	2006	2005

Revenue	$13,111	$11,836	$10,614

Gross margin	$12,847	$11,430	$10,258

Net loss from continuing operations	$(5,759)	$(9,750)	$(4.489)

Total assets	$15,695	$14,547	$22,405

Net loss per share from continuing operations - basic and diluted	$(0.11)	$(0.21)	$(0.10)

Outstanding shares, weighted average	49,641	46,503	46,153

Outstanding shares, end of year	50,558	46,689	46,273

A. Operating results.

Overview

Zi Corporation is incorporated under the Business Corporations Act (Alberta). Our corporate headquarters are in Calgary, Canada with offices in the United States of America, Sweden, China, Hong Kong and Japan; and a sales team that markets our products to customers around the globe.

We develop and market intelligent interface solutions designed to enhance the usability of mobile handsets and consumer electronic devices. Our embedded software products make such electronic devices such as mobile phones, PDAs, handheld computers, video gaming consoles, television set-top boxes, printers and other similar devices more intuitive and easier to use. Users are able to enter data more efficiently and are able to circumvent complex and tedious interfaces by accessing key features directly, thereby increasing the user experience by allowing the user to utilize the full potential of these devices. Increasing the user experience benefits our customers by increasing the usage of their devices.

The mobile handset market is one of the largest and most vibrant global electronics markets. Sources from Reuters estimate the global subscriber base to have reached over 3.3 billion in November 2007. Researcher strategy analytis estimates that over 1.2 billion handsets may be sold in 2008. Positive trends include the continued growth of mobile handsets in emerging markets, with sales of entry level devices growing, and increased sales of feature phones as replacement devices. We are uniquely positioned to benefit from this trend, based on our proven ability to develop mobile solutions in multiple languages, for devices ranging from proprietary entry level ultra low cost handsets and replacement feature phones, to smartphones based on open architecture. Within both the emerging markets and the mature developed world, 2008 may well be the year of the smartphone. Dramatic increases in unit smartphone sales in 2007 are expected to continue into 2008, driven by the consumers desire to gain access to the outside world with them, in an environment that recognizes the unique challenges of the mobile device. Our product portfolio helps deliver on the promise of the smartphone, through improved input, search, and service discovery.

As the handset market has grown and evolved, wireless carriers worldwide have begun to deliver services which are uniquely positioned to the personal "always on" nature of the mobile phone. Content and product downloads, and other services unrelated to voice continue to deliver revenue growth, and services such as mobile advertising are beginning to gain strategic importance to the operator and subscriber alike. Informa estimates that worldwide mobile advertising revenues should increase from $2.6 billion in 2007, to almost $14 billion in 2011. In a recent market survey, Nielsen reported that almost 25 percent of US mobile subscribers reported seeing mobile advertising, and of those, over 50 percent reported responding to it. Our mobile search and discovery solutions facilitate the effective, relevant, and context sensitive delivery of these non-voice services.

To enable users to enter data more efficiently, circumvent complex and tedius interfaces, to utilize features offered by smartphones, and to capitalize on the potential advertising market, we offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 60 languages, representing languages spoken and written by two thirds of the world's population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our worldwide solutions include eZiText for one-touch predictive text entry; eZiType predictive keyboard with auto-correction; Decuma for natural handwriting recognition with prediction technology; and Qix, a mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user ("ARPU").

Our primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use. We have also begun selling our products to network operators seeking to promote more service use and achieve revenue and innovation advantage. As more consumers use smartphones, Qix is well positioned to enhance the user experience by making it easier to utilize the advanced functions, and increase the ARPU that carries earn.

Our customer and alliance base of OEM’s and ODM’s is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Computer Entertainment, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera. Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

We believe we deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, as for example the Sony Walkman Handset and the Nokia Linux Tablet.

Network operators, on the other hand, can increase service usage and revenue with Qix. Qix makes it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of the trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited ("T-Mobile"), a major global wireless service operator. We are also in the process of conducting a trial with another major carrier. The results of these trials, when completed, will be used to further market our technology and sign revenue generating agreements.

In summary, our product portfolio includes:

eZiText offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes, printers and gaming consoles.

Key Features

  Full word prediction

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application indexing and context-sensitive vocabulary

eZiType is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features

  Full word prediction

  Auto-correction of common misspellings and keyboard errors

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application prediction and context-sensitive vocabulary

  Works on virtual or hardware keyboards

Qix is a search and discovery engine that is designed to enable quick and easy use of a mobile phone’s applications and services. It allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them. Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often. Qix complements standard mobile search products.

Key Features

  On-device search

  Natural language access to handset features and applications, bypassing the menu and encouraging repeated use

  Operator content discovery

Recent Developments:

Thus far in 2008, and in the fourth quarter of 2007, we announced the following customer and market related events:

On February 7, 2008, we announced a license agreement with TELUS, a leading national telecommunications company in Canada, to offer Qix on select models of TELUS smart phones and feature phones. TELUS will be the first carrier in North America to offer Qix.

We believe the implementation of Qix with TELUS is an important breakthrough for us. It reinforces that Qix technology is now easy to adapt and can be used on a broad range of handsets, regardless of the operating system.

On January 24, 2008, we announced our plans to attend February's Mobile World Congress exhibition in Barcelona to unveil the latest developments for Qix, including the introduction of Qix Updater, a refresher feature that allows operators to add new advertisements and content at any time and allows operators to push these updates to mobile users worldwide.

On January 10, 2008 we announced a new license agreement for eZiText and eZiType with Norway-based Trolltech ASA. Trolltech has integrated eZiText and eZiType as part of the Qtopia Greensuite initiative, which offers pre-integrated market leading partner components on top of Qtopia Phone Edition.

We also announced the following licensing agreements in the fourth quarter of 2007:

  A revenue generating agreement for eZiText, with a major global printer manufacturer;

  The licensing of eZiText to a student at the University of Massachusetts Lowell, who has invented a unique device for a man with cerebral palsy that enables quicker text input on his computer; and

  Signed new licensing agreement for eZiText, with Taiwanese research and development leader Leadtek Research Inc.

On October 25, 2007, we announced the receipt of an award for excellence for the intuitive qualities of our Chinese text input systems at the 20th Annual China Mobile Market Development Event held in Beijing. Joined by officials from The Chinese Ministry of Information and Industry and representatives from China Mobile, China Unicom, ZTE, Huawei and Qualcomm, Zi was honored for its work in the Asian market over the past 10 years.

Throughout 2007, we announced the following significant non-customer or market-related events:

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against The Board of Regents of the University of Texas ("U of T"), as plaintiff, and in favor of all remaining defendants. U of T has filed an appeal. We were not a Defendant in this case but were participating as an indemnifier, in the defense of a customer who was. We incurred significant legal expense in the defense of this patent infringement claim and we may incur more expenses during the appeal process (see additional discussion under the "Litigation/Indemnification" section).

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases.

On March 29, 2007, we completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units, consisting of one common share and two-fifths of a warrant to purchase one common share, priced at $1.61 per unit for net proceeds of $5,533,644.

On March 27, 2007, we completed the sale of our minority interest in Archer for total proceeds of $632,601. The completion of this sale represents the end of our involvement in the e-Learning business segment (see additional discussion under the "Operating Results – Discontinued Operations" section).

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of our consolidated financial statements:

Going Concern Uncertainty

As at December 31, 2007, we had an accumulated deficit of $113,702,097 and for the year ended December 31, 2007, incurred a loss of $5,759,199 from continuing operations. Continuing operations are dependent on us achieving profitable operations and being able to raise capital, if and when necessary to meet our obligations and repay liabilities when they come due.

We are executing a business plan to allow us to continue as a going concern, which is to achieve profitability through cost containment and increased revenues. We have reduced our losses and intend to reduce them further, ultimately achieving profitability. There is significant uncertainty that we will be successful in executing this plan. Should we fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

During the first quarter of 2007, we completed a private placement for net proceeds of $5,533,644. For the year ended December 31, 2007 compared to the corresponding period in 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continuing operations.

We are in the process of establishing, with the Chinese government’s approval, an inter-company royalty program, which has received the approval of some but not all applicable government departments. We expect final approval in the near future, the effect of which will be that all cash held in our Chinese subsidiaries, along with all other cash of the Company, will effectively be available to fund the day-to-day operations of the Company.

Our consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Principle of Consolidation

The consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by us except Archer, which have been segregated to discontinued operations.

We consolidate an entity’s financial statements when we either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at December 31, 2007 and 2006, or have the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when we do not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, we account for the entity under the equity method.

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

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the concept has been reviewed by management, and we have the necessary resources to complete the project. Technological feasibility is also established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

Revenue Recognition

Revenues from software licensing agreements are recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could materially impact the amount of earned and unearned revenue.

Under software licensing arrangements, we recognize revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are recorded as earned.

Revenue from consulting and engineering services is recognized using the percentage of completion method.

Stock-Based Compensation Plan

We account for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment". Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency, such as a legal proceeding or claim, should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount to be expected to be realized. Management must make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 on January 1, 2007 did not result in a material impact on our financial position or results of operation. However, in accordance with FIN 48, we recorded a provision for $652,278 in 2007 as a result of an examination of our international transfer pricing policies and procedures by the CRA (see additional discussion under Operating Results – "Income Tax Expense" section).

Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115". The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We have evaluated the SFAS 159 and have determined that adopting it will not have a significant impact on our consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We have evaluated the SFAS 157 and have determined that adopting it will not have a significant impact on our consolidated operations and financial condition.

The SEC commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. We have not assessed what, if any, impact it will have on our financial statements. We do not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at December 31, 2007. However, we did in previous years have warrants that met this definition. This issue has not been settled by the SEC and FASB. As a result, we may be required to record a significant cumulative adjustment to our opening accumulated deficit in the quarter the issue is settled.

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data for the past eight fiscal quarters:

	2007
	Fourth	Third	Second	First
(In millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter

Revenues	$3.6	$3.4	$3.5	$2.6
Selling, general and administrative	3.0	2.3	2.7	2.5
Business Taxes	0.7	0.1	0.3	0.2
Legal	0.6	0.5	0.4	0.4
Product, research and development	0.7	0.6	0.6	0.5
Depreciation and amortization	0.4	0.4	0.4	0.5
Operating loss	1.8	0.6	0.9	1.5
Loss from continuing operations	1.7	1.3	1.2	1.6
Net loss	$1.7	$1.3	$1.2	$1.0
Loss per share - Basic and diluted	$0.03	$0.03	$0.02	$0.02

	2006
	Fourth	Third	Second	First
(In millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter

Revenues	$3.2	$2.8	$2.7	$3.1
Selling, general and administrative	3.2	2.5	2.7	2.4
Business taxes	0.2	0.3	0.3	0.1
Legal	0.8	0.8	0.8	0.9
Product, research and development	0.8	0.8	1.1	1.0
Depreciation and amortization	0.5	0.5	0.4	0.3
Operating loss	2.3	2.3	2.7	1.5
Loss from continuing operations	2.6	2.5	2.8	1.8
Net loss	$3.0	$2.7	$3.0	$2.3
Loss per share - Basic and diluted	$0.06	$0.06	$0.07	$0.05

The net loss for the 2007 fourth quarter was $1.7 million, or a loss per basic and diluted share of $0.03, compared to a net loss of $3.0 million, or a loss of $0.06 per basic and diluted share, in the prior year period. The reduction in the net loss for the 2007 fourth quarter compared to the corresponding period in 2006 is due to an increase in our revenues and a reduction of our expenses. Offsetting the reduction in our expenses is the general depreciation of the U.S. dollar against other currencies, especially the Canadian dollar with in which a significant portion of our expenses is denominated. (see additional discussion under the "Operating Results – Foreign Currency" section).

Revenues in the fourth quarter of 2007 were $3.6 million. This compares to the 2006 fourth quarter revenues of $3.2 million and 2007 third quarter revenues of $3.4 million, increases of 13 percent and 7 percent, respectively. These increases are attributable to some of our largest customers reporting higher royalties, including one customer who reported first-time revenue from shipments of their phones with Decuma embedded.

SG&A expense for the 2007 fourth quarter was $3.0 million compared to $3.2 million for the fourth quarter of 2006 and $2.3 million in the third quarter of 2007, a decrease of 6 percent and an increase of 28 percent respectively. The decrease in SG&A expenses over the 2006 fourth quarter were due primarily to:

  A decrease in our stock compensation expense;

  A decrease in our insurance costs;

  A decrease in our bad debts expense; offset by

  A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the US dollar;

  An increase in professional fees relating to Sarbanes-Oxley 404 ("SOX") compliance in order to ensure timely compliance and confirm management’s ability to issue a clean report on internal controls;

  An increase in rental expense; and

  An increase in commissions;

The increase of 28 percent over the third quarter of 2007 was due primarily to:

  A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the US dollar;

  An increase in professional fees relating to Sarbanes-Oxley 404 ("SOX") compliance in order to ensure timely compliance and confirm management’s ability to issue a clean report on internal controls;

  An increase in commissions and special selling bonuses; and

  An increase in our stock compensation expense relating to options granted in the fourth quarter of 2007, including a true-up caused by a decline in forfeiture rates versus assumption used in our Black – Scholes model calculation in previous periods.

Business taxes for the 2007 fourth quarter were $0.7 million compared to $0.2 million for the fourth quarter of 2006 and $0.1 million in the third quarter of 2007, increases of 210 percent and 748 percent respectively. The increase in business taxes over the 2006 fourth quarter was due primarily to:

  Withholding taxes payable with respect to our inter-company royalty program. These royalties relate to revenues in one of our Chinese subsidiaries dating back to 2005 and thus a large portion of this expense can be considered one-time in nature; and

  Increases in revenues on which business taxes are calculated.

The increase over the third quarter of 2007 is due primarily to:

  Withholding taxes payable with respect to our inter-company royalty program as described above; and

  The recovery of withholding taxes from a licensee.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2007 fourth quarter was $0.7 million compared to $0.8 million fourth quarter of 2006 and $0.6 million in the third quarter of 2007, decreases of 9 percent and an increase of 8 percent respectively. PR&D expense has remained consistent with the fourth quarter of 2006 and the third quarter of 2007.

Legal expense for the 2007 fourth quarter was $0.6 million compared to $0.8 million for the fourth quarter of 2006 and $0.5 million in the third quarter of 2007, a decrease of 32 percent and increase of 24 percent respectively. Legal expense for the 2007 fourth quarter increased from the 2007 third quarter due to fees for the audit of our cross border transactions by the CRA. The decrease in legal expense from 2007 to 2006 was due, in large part, to decreased activity in the U of T action, and lower fees incurred as a result of the Settlement Agreement entered into with the Receiver for the Lancer Entities. We expect legal expenses to continue to decrease in 2008.

Operating Results

Net Loss

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages
and per share amounts)	2007	2006	2005	versus 2006	versus 2005

Revenue	$13.10	$11.80	$10.60	11%	12%
Operating loss -continuing
operations	$(5.00)	$(8.90)	$(4.10)	-44%	117%
Gain (Loss) from
Discontinued operations	$0.60	$(1.20)	$(0.80)	151%	50%
Net Loss	$(5.10)	$(11.00)	$(5.30)	-53%	107%
Loss per share	(0.10)	(0.24)	(0.12)

In 2007, we focused on optimizing our costs while working to increase revenues in all product lines. As a result our net loss decreased in 2007 decreased by 53 percent from 2006, and is expected to decrease further in 2008. This decrease resulted from the following:

  Increase in revenues of 11 percent compared to 2006 (see additional discussion under the "Operating Results – Revenue" section);

  Decreases in product research and development ("PR&D") (see additional discussion under Operating Results – "Product Research and Development" section);

  Decreases in legal expenses (see additional discussion under the "Operating Results – Legal" section);

  Decrease in our SFAS 123(R) stock based compensation expense;

  Significant decrease in bad debt expense; offset by

  Increases in certain selling general and administrative ("SG&A") costs (see additional discussion under the "Operating Results – Selling, General and Administrative" section).

The increase in net loss in 2006 compared to 2005 is primarily attributable to the following:

  An increase in legal expenses (see additional discussion under the "Operating Results – Legal" section);

  An increase in compensation costs resulting from the initial implementation of SFAS 123(R) stock based compensation;

  An increase in bad debt expense as a result of competitive pressures being experienced by some of our Asian-based customers;

  An increase in our depreciation expense with the commercial release of Qix and the purchase of Decuma in 2005;

  The increase in the loss from discontinued operations of resulting from the inclusion of Archer’s operations; offset by

  A one-time $1.4 million gain recognized in 2005 from the settlement of litigation with our former U.S. legal counsel.

Revenue

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	Versus 2005

Royalties, license and
implementation fees	$13.1	$11.8	$10.6	11%	12%

The increase in the 2007 revenues as compared to the 2006 revenues is primarily due to the following:

  Increase in royalties from our customers reporting more units shipped in which our technology is embedded;
  A settlement relating to under-reported royalties by a significant customer; and
  New agreements with both new and existing clients.

The increase in the 2006 revenues as compared to the 2005 revenues is primarily due to the following:

  Our penetration into the gaming console market; and

  Additional revenues recognized from our largest customer.

We expect to continue to increase our revenues as we continue to conduct trials and market Qix. As a result of our marketing efforts, we announced our new Qix agreement with TELUS in February 2008. We believe this agreement validates our Qix technology to the market and will be beneficial in marketing Qix to other potential customers. We are also conducting trials with major carriers in order to further validate Qix, and assist in entering into additional license agreements.

We continue to make progress in licensing Decuma. One of our major customers shipped a significant number of units with Decuma embedded in the fourth quarter of 2007. Additionally, another major customer is expected to start shipping units with Decuma embedded in 2008.

We have also been successful in signing new license agreements with our Predictive Text products – eZiText and eZiType.

Revenues by Product and Classification

Our revenues are derived from three product groups: Predictive Text - eZiText and eZiType; handwriting recognition - Decuma; and mobile search and discovery - Qix. In 2007, 96 percent of our revenue was derived from Predictive Text. The remaining portion was derived from Decuma. We have now introduced Qix to the market and expect revenues from Qix in 2008. We expect the percentage of revenues from Decuma and Qix to increase significantly in 2008, due to two factors – higher volumes of both products and both Decuma and Qix command higher average selling prices than Predictive Text.

We classify our revenues as license and implementation fees, maintenance and support fees, and software licensing royalties. License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. Software licensing royalties are ongoing revenues based on the number of units shipped in which our technology is embedded. The following table sets forth our percentage of revenue by classification.

				Percent	Percent
				Change 2007	Change 2006
	2007	2006	2005	versus 2006	versus 2005

Software licensing royalties	82%	78%	84%	5%	-7%
License and implementation fees	13%	18%	11%	-25%	64%
Maintenance and support fees	4%	4%	5%	7%	-20%

The percentage of revenues from royalties for 2007 has increased to 82 percent, similar to levels in 2005. The percentage of revenues from royalties declined temporarily in 2006 due to the signing of new license agreements which included a significant amount of upfront license and implementation fees. We are benefiting in 2007 as our customers continue to embed our technology in their products, and are experiencing increased volumes of units in which our software is embedded. As we continue to market our new Qix and Decuma technologies, the percentage of royalties derived from total revenues is expected to increase due to their premium pricing.

Revenues by Geographic Region

The following table sets forth the revenues recognized by Zi’s subsidiaries established in the geographic locations in which those subsidiaries reside:

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	versus 2005

Canada	$5.5	$5.8	$4.2	-5%	40%
United States	1.0	0.9	1.0	11%	-8%
Asia	6.0	4.8	5.0	26%	-5%
Europe	0.6	0.3	0.4	84%	-21%

The following table sets forth Zi’s revenues attributable to our customers on the regions in which they reside:

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	versus 2005

Asia	$7.4	$6.7	$6.2	11%	8%
Europe	4.2	3.9	2.7	7%	42%
North America	1.5	1.2	1.6	19%	-22%

Significant customers

The following table sets forth the percentage of total revenue accounted for by our top three customers along with the percentage of total revenue accounted for by our top five customers for the three years ended December 31:

				Percent	Percent
				Change 2007	Change 2006
	2007	2006	2005	versus 2006	versus 2005

Significant Customer 1	23%	27%	20%	-14%	35%
Significant Customer 2	10%	4%	N/A	121%	N/A
Significant Customer 3	9%	10%	14%	-13%	-30%
Top Five Customers	58%	50%	46%	14%	11%

Revenues from the top five customers in 2007 have increased to 58 percent from 50 percent of total revenues in 2006 and 46 percent of total revenues in 2005. The year over year increases are due to the success of our customers in shipping greater quantities of their products in which our software is embedded. As our significant customers grow their business and ship more units with our technologies embedded, they contribute additional revenues and become significant to our business. We expect that our largest customers will continue to contribute a significant portion of our revenue.

Selling, General and Administrative Expenses

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	versus 2005
Selling, General &
Administration	$10.5	$10.7	$8.8	-2%	22%

The above table has been reclassified to reflect that business taxes are shown separately.

SG&A includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, business taxes, bad debts and other administrative expenses.

SG&A costs in 2007 have decreased marginally compared to 2006. Our costs have decreased primarily due to:

  A reduction in our recruitment and insurance costs;

  A significant decrease in our bad debt expense; offset by

  A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the US dollar (see additional discussion under the "Operating Results – Foreign Currency" section);

  An increase in professional fees relating to the examination of our cross-border transaction by CRA;

  An increase in professional fees relating to Sarbanes-Oxley 404 ("SOX") compliance in order to ensure timely compliance and confirm management’s ability to issue a clean report on internal controls;

  An increase in rental expense; and

  An increase in commissions;

We are committed to the cost optimization initiatives that we have implemented, and have been successful in reducing certain costs. Our cost savings however, have been offset by cost increases in other areas as described above. Despite these offsetting cost increases, we expect a slight overall decrease in SG&A expense in 2008 compared to 2007.

The increase in SG&A costs in 2006 is primarily due to:

  The costs associated with the initial adoption of SFAS 123(R), which resulted in an additional compensation expense being recognized in 2006, compared to 2005 which was not required to record stock compensation expense under U.S. GAAP;

  An increase in bad debt expense increased as a result of competitive pressures among our Asian-based customers;

  An increase in our accounting an consulting fees incurred in connection with our international tax audit and transfer pricing consulting fees. The increase was partially offset with a decline in costs related to SOX compliance work.

Business taxes

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	versus 2005

Business taxes	$1.3	$0.9	$0.9	36%	9%

Business taxes include withholding and value added taxes. Withholding taxes represent amounts remitted to foreign governments for revenues earned in those jurisdictions with which we do not have a permanent establishment. Value added taxes represent taxes collected from our customers in China and remitted to the PRC tax authorities.

Business taxes in 2007 have increased significantly compared to 2006. Our costs have increased primarily due to:

  Withholding taxes payable with respect to our inter-company royalty program paid. These royalties relate to China revenues dating back to 2005 and thus a large portion of this expense can be considered one-time in nature; and

  Increases in revenues upon which our business taxes are calculated.

Business taxes in 2006 have increased marginally compared to 2005. The increase is primarily due to increases in revenues upon which our business are calculated.

Legal

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	versus 2005

Legal	$1.9	$3.4	$1.7	-42%	101%

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters.

Legal costs decreased in 2007 as a result of the successful conclusion in the U of T litigation. While we did receive the order of non-infringement, the litigation was still on going in 2007 and we still incurred expenses related to its defense (see additional discussion under the "Litigation/Indemnification" section). The U of T has filed an appeal, which may affect our legal fees in subsequent periods.

In addition, legal fees were lower fees as a result of the completion of the settlement agreement entered into with the Receiver of the Lancer Entities which became effective on April 10, 2007 (see additional discussion under the "Litigation/Indemnification" section).

In our third quarter interim report, we disclosed that on November 12, 2007 we became aware of a lawsuit filed by AutoText Technologies, Inc., claiming, among other things, that its patent has been infringed. In January 2008, we received notice that the lawsuit had been dismissed by Autotext Technologies, Inc. against all defendants without prejudice. Accordingly, we expect no legal costs to be incurred as a result of the lawsuit.

The sharp increase in legal costs in 2006 are primarily due to the ongoing defense costs related to the U of T action against certain of our clients and legal matters related to the Receiver of the Lancer Entities.

Product Research and Development Expense

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	versus 2005
Gross Product Research and Development	$4.1	$5.1	$4.0	-25%	27%
Capitalized costs	(1.7)	(1.4)	(0.9)	0%	51%
Product Research and Development	2.4	3.7	3.1	-35%	16%

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) decreased by $1.3 million in 2007, compared to the same period in 2006, for the following reasons:

  Decrease in salary, employment benefits, travel, and stock-based compensation cost caused by the elimination of an executive position; and

  Decrease in consulting fees as a result of reduced language database development and less reliance on consulting services in the development of Qix.

We will continue to incur costs in all of our product lines to add additional features, language databases, and to implement on additional platforms. In addition, we expect to incur costs for research and development related to potential new products. We expect that PR&D expenses will increase moderately in the future.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased in 2006, compared to 2005, for the following reasons:

  The impact of the initial adoption of SFAS 123(R), which increased PR&D related compensation expense; and

  Acceleration of the development of Qix; and

  An overall increase in the head count of the PR&D related departments

Depreciation and Amortization

				Percent	Percent
				Change 2007	Change 2006
(In millions, except
percentages)	2007	2006	2005	versus 2006	versus 2005

Depreciation	$0.3	$0.4	$0.4	-22%	0%
Amortization of deferred
software development
costs	1.2	1.1	0.6	7%	80%
Amortization of other
intangibles	0.2	0.2	0.2	8%	2%

The table above sets out the components of depreciation and amortization expense. Depreciation and amortization expense in 2007 has remained stable compared to the same period in 2006. Depreciation on furniture and office equipment has decreased compared to 2006 due to prior capitalized furniture and equipment costs being completely amortized, thereby reducing the expense. The reduction for furniture and office equipment has been offset with increases in the depreciation and amortization expense for deferred software costs and intangibles. The commercial release of a product commences the amortization of previously capitalized software development costs related to that product.

The increase in depreciation and amortization in 2006 and 2005 was due to increased amortization associated with the commercial release of the S60 version of eZiText and Qix. We commercially released the S60 version of eZiText and Qix in January 2006, and July 2006, respectively.

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in 2007 and 2006 compared to their respective prior periods as average cash position decreased from 2006 and 2005 respectively.

Income Tax Expense

				Percent	Percent
				Change 2007	Change 2006
(In millions, except percentages)	2007	2006	2005	versus 2006	versus 2005

Income tax	$1.0	$0.9	$0.7	17%	29%

We account for income taxes in accordance with FASB SFAS No. 109, "Accounting for Income Taxes". Future tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce future tax assets to the extent that management considers it is more likely than not that a future tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of future income tax liabilities, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to our beginning tax positions. We continue to recognize our tax assets, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As at January 1, 2007 and December 31, 2007, we did not have any unrecognized tax assets.

Except for our Chinese subsidiary, we incurred losses in 2007, 2006 and 2005, the tax benefits of which have not been reflected in the financial statements. A valuation allowance equivalent to the full value of the deferred tax assets of $13.2 million is reflected in the consolidated financial statements resulting in no deferred tax assets being recognized.

The income tax expense from our Chinese subsidiary has decreased to $0.4 million compared to $0.9 million for the same period in 2006. The decrease resulted from reduced profits in that subsidiary. However, this decrease was offset by a tax provision resulting from the examination of our international transfer pricing polices by the CRA which is discussed further below. It should be noted that this reduction in profit was offset by increased profits in another Chinese subsidiary which has qualified for favorable tax rates.

The tax incentives for our new Chinese subsidiary will begin to be phased out after 2008. Accordingly, the subsidiary’s income will become taxable for taxation years after 2008. The effective tax rate in 2009 will be lower than the general PRC corporate tax rate. The rate is expected to increase for 2010 and subsequent years; however, the rate will still continue to be lower than the general PRC corporate tax rate of 25 percent.

Our income tax expense increased in 2006 compared to 2005. The increase results primarily to our Chinese subsidiary benefiting by reducing its 2005 tax payable by using the remaining balance of loss carry forwards available. Our Chinese subsidiary did not have tax loss carry forwards available in 2006 to reduce its taxes payable.

We have net operating loss carry forwards of approximately $62.0 million, which can be applied against future years' taxable income in their respective jurisdictions. In addition, we have $51.6 million of capital losses carry forward which are available to offset Canadian capital gains in future years. Taxable income earned by our foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

In 2006, the CRA commenced an examination of our international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. We prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. In accordance with FIN 48, we have included in our income tax expense for the year ended December 31, 2007, a provision of $652,278. This provision represents potential penalties, assuming that the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years is then applied to all tax years that are currently open in Canada. We have included the provision in our current liabilities; however, the determination of when the eventual payment, if any, will be made is uncertain, and such payment could occur in years subsequent to 2008. In addition, the ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should a) CRA not assess a penalty for the years currently being audited and b) CRA not audit the other years that remain open, and c) even if they do, choose not to assess a penalty for those years. Once a final outcome is determined, we will adjust our tax provision accordingly.

It should also be noted, that the penalties provision relating to the above referenced FIN 48 determination has no effect on our current cash position. The ultimate payment of the penalties, should it come to that, will be made when the matter is completely resolved and known.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our operations in the e-Learning business segment, for total proceeds of $632,601.

For the year ended December 31, 2007, we did not recognize our proportionate share of the loss from Archer’s operations because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain for the year ended December 31, 2007.

The completion of this sale represents the end of our involvement in the e-Learning business segment. As a result, for the years ended December 31, 2007, 2006 and 2005, the e-Learning business segment has been reclassified to discontinued operations.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

We report in U.S. dollars but also have operations and expenses in Canada, Sweden, United Kingdom, Hong Kong and China. We carry foreign exchange risk as our revenues are primarily earned in U.S. dollars and Chinese Reminbi, and we incur the majority of our expenses in Canadian dollars, Swedish Krona, Chinese Reminbi and Hong Kong dollars. Assuming all of the above currencies appreciate by one hundred basis points at the beginning of the year relative to the U.S. dollar, we estimate our expenses to increase by approximately $152,000 on an annualized basis. Our most significant foreign exchange risk is currently with the Canadian dollar. We estimate our expenses to increase by approximately $93,000 for every one hundred basis point depreciation in the U.S. dollar, relative to the Canadian dollar, on an annualized basis assuming the rate increases at the beginning of the year.

Based on the actual appreciation of the Canadian dollar, Chinese Reminibi, Hong Kong dollar, and Swedish Krona relative to the U.S. dollar for the year ended December 31, 2007, we estimate our total expenses to have increased by approximately $0.9 million assuming the same expense level in the above foreign currencies remains unchanged from 2006. This increase in costs has offset many of the cost reductions we have implemented during the year.

We have not entered into any arrangements to hedge our foreign exchange requirements or foreign assets. Given the recent depreciation of the U.S. dollar, especially in comparison to the Canadian dollar, we are reviewing our foreign exchange risk and the appropriateness of hedging strategies.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for our products includes all of the developed and many of the less developed countries in the world. Accordingly, changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

B. Liquidity and capital resources.

Financial Condition and Liquidity

					Increase		Increase
					(Decrease)		(Decrease)

Cash and cash equivalents	$5.0	$1.7	$10.7	$		$
Net Cash provided by (used in):
Operating activities	0.3	(7.3)	(0.7)		7.6		(6.6)
Financing activities	4.6	1.0	2.3		3.6		(1.3)
Investing activities	(1.9)	(3.7)	(2.2)		1.8		(1.5)

Cash Requirements Outlook

At December 31, 2007, we had cash and cash equivalents of $7.7 million, of which $5.0 million was classified as cash and cash equivalents and $2.7 million that was classified as restricted (see the "Restricted Cash" discussion below), an increase of $3.3 million and $0.6 million, respectively, since December 31, 2006. Cash increased as a result of receiving $4.6 million from our financing activities (comprised of net proceeds from our private placement minus repayment of bank debt) and $0.6 million from the sale of Archer, offset by cash used in operating and investing activities of $1.7 million.

At December 31, 2006, we had cash and cash equivalents of $3.8 million, of which $1.7 million was classified as cash and cash equivalents and $2.1 million that was classified as restricted, a decrease of $9.1 million in cash and cash equivalents and an increase of $1.5 million in restricted cash respectively, since December 31, 2005. Cash decreased as a result of receiving $1.0 million from our financing activities, offset by cash used in operating and investing activities of $10.0 million. Cash decreased in 2006 due to an increase in our operating expenses and the reclassification of $1.5 million to restricted cash.

Cash not immediately required for our ongoing operations is invested in highly liquid investments with maturities of less than 90 days. The objective of our investment policy is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

In the first quarter of 2007, we completed private placements for net proceeds of $5,533,644. Our business plan includes achieving profitability through cost containment and revenue growth. In addition, we are in the process of establishing, with the Chinese government’s approval, an inter-company royalty program, which has received the approval of some but not all applicable government departments. We expect final approval in the near future, the effect of which will be that all cash held in our Chinese subsidiaries, along with all other cash of the Company, will effectively be available to fund the day-today operations of the Company. While we do expect final approval in the near future, we cannot provide any assurances of this. We expect that some capital will be required in 2008 to support continued product development and enhancements, as well as expanding our sales and marketing efforts to accelerate the introduction of Qix to the marketplace. We believe that we have sufficient capital to meet these requirements and plan to generate positive cash from operations in the future (see additional discussion under the "Critical Accounting Policies and Estimates – Going Concern Basis" section), and will be successful in unrestricting our restricted cash balances in full. See "Risk Factors" and "Restricted Cash".

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, funds held in one of our Chinese subsidiaries are currently restricted for use in funding the day-to-day operations of our various Chinese subsidiaries, and have not been fully available to fund the non-Chinese operations of the Company. We are in the process of establishing, with the Chinese government’s approval, an inter-company royalty program, which has received the approval of some but not all applicable government departments. We expect final approval in the near future, the effect of which will be that all cash held in our Chinese subsidiaries, along with all other cash of the Company, will effectively be available to fund the day-to-day operations of the Company. While we do expect final approval in the near future, we cannot provide any assurances of this.

At December 31, 2007, we held the U.S. dollar equivalent of $2,740,702 (December 31, 2006 - $2,160,495) in cash classified as restricted through our Chinese subsidiary. On approval from the above mentioned authorities, we expect to reclassify the entire restricted cash balance to non-restricted cash. In addition, due to our transfer pricing agreements and allocation of revenues in our Chinese operations, we anticipate that future cash receipts in our Chinese operations will be non-restricted; however, there can be no assurance that approval will be granted. See "Risk Factors".

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

Cash Flows - Summary

During the year ended December 31, 2007, we experienced an increase in available cash by $3.3 million primarily represented by:

  $5.6 million increase in cash from financing activities resulting from the net proceeds of our private placement and exercise of stock options;

  $3.6 million decrease in non-cash working capital;

  $0.6 million gain from the sale of Archer (see additional discussion under the "Operating Results – Discontinued Operations" section);

  offset by $3.0 million in cash losses from continuing operations (i.e. $5.7 million loss from continuing operations less $2.7 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

  $2.0 million in deferred software development costs and capital asset additions;

  and $1.0 million in repayment of indebtedness;

  and $0.6 million increase in restricted cash.

During year ended December 31, 2006, we experienced a decrease in available cash of $9.8 million primarily represented by:

  $6.4 million in cash losses from continuing operations (i.e.$9.8 million loss from continuing operations less $3.4 million of non-cash expenses, including depreciation and amortization expense, and stock compensation expense);

  $1.7 million in deferred software development costs and capital asset additions;

  $1.5 million increase in restricted cash;

  $0.9 million increase in non-cash working capital;

  $0.4 million decrease in cash from discontinued operations;

  offset by $1.0 million in financing through bank indebtedness.

Cash applied to Operating Activities

Cash received from operating activities in 2007 was $0.3 million, compared to cash used in operating activities in 2006 of $7.2 million for an increase of $7.6 million. This increase is primarily due to a decrease in our net loss of $4.0 million and a decrease in non-cash working capital of $4.4 million, offset by non-cash items such as stock based compensation expense and depreciation and amortization. The decrease in non-cash working capital relates mainly to the collection in early 2007 of a large receivable that was due in December 2006.

Cash applied to operations in 2006 increased by $6.5 million, compared to 2005. This increase resulted from an increase in our net loss of $5.3 million and an increase in non-cash working capital, of $3.3 million, partially offset by non-cash items such as stock based compensation expense and depreciation and amortization

Financing Activities

In 2007, we received a net amount of $4.6 million from our financing activities, which included $5.6 million in net proceeds from the issuance of shares from a private placement and the exercise of stock options, offset by the repayment of $1.0 million in bank indebtedness from 2006. The bank credit facility was terminated upon repayment of the $1.0 million.

In December 2006, we received $1.0 million in financing from a credit facility, which was terminated on repayment in January 2007.

In 2005, we received $2.3 million in financing from the issuance of common shares net of issuance costs.

Investing Activities

Cash used in investing activities decreased by $0.7 million in 2007 compared to 2006. The decrease is due primarily to a relative decrease in the amount of cash classified as restricted. In 2007 our restricted cash balance increased by $0.6 million, compared to an increase of $1.5 million in 2006, a relative change of $0.9 million. This benefit was offset by an increase in cash used to purchase capital assets and for deferred software development costs.

Cash used in investment activities increased by $0.7 million in 2006 compared to 2005 primarily due to the increase in restricted cash of $1.5 million and an increase in the capitalization of software development costs of $0.5 million. The increase in cash used is offset with the purchase of Decuma in 2005 and advances to our discontinued operations.

Commitments and Contractual Obligations

As at December 31, 2007 and 2006, we did not have any long-term debt; however, we did have current portions of capital lease obligations and deferred inducements on December 31, 2006 received upon entering into new office leases in 2002.

We rented premises under operating leases, which expire at various dates up to June 2012. Annual rentals under these leases for each of the next five years are as follows:

2008	992,401
2009	836,424
2010	686,896
2011	675,074
2012	337,537
Total	$ 3,528,332

These lease commitments are expected to be paid from revenues from operations, existing working capital and if necessary, additional capital.

Transactions with Related Parties

In the course of our operations, we have transactions with related parties. These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third-party.

At the year-end, the amounts due from (to) related parties are as follows:
	2007	2006
Due to law firm in which a former director is a partner	N/A	$(57,931)
Due to law firm in which a director is a partner	$(1,938)	N/A
Due to a company in which an officer is a partner	$(116,000)	$(56,188)

The following table outlines the Company’s related party transactions:
	2007	2006	2005
Legal services provided by a law firm in which a former director is a partner	$160,476	$158,078	$227,883
Legal services provided by a law firm in which a director is a partner	$26,382	N/A	N/A
Fees paid on behalf of significantly influenced company	$-	$7,247	$760
Consulting fees paid to a firm owned by a former officer	$-	$34,248	$49,333
Consulting fees paid to a firm in which an officer is a partner	$296,328	$66,006	$-

Foreign Exchange

We have not entered into any arrangements to hedge our foreign exchange requirements or foreign assets.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices, furniture and equipment, and computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

C. Research and development, patents and licenses, etc.

Our intellectual property may be grouped into the following product areas: Predictive Text (eZiText, eZiType), Decuma, and Qix. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of our research and development activities were dedicated to Predictive Text technology. However, with the introduction of Qix and Decuma, the amount previously dedicated to Predictive Text technology will now be split across all three product areas. In addition to this, we are continually looking for new market opportunities.

The amount spent during each of the last three years on company-sponsored research and development activities are as follows: 2007 - $4.1 million; 2006 - $5.1million; 2005 - $4.0 million

D. Trend information.

The following chart summarizes the quarterly revenues and operating expenses from continuing operations:

Operating expenses – represents operating expenses from continuing operations, excluding interest, other income, income tax, and discontinued operations.

As evidenced by the above chart, our revenues have been steadily increasing over the past eight quarters. The increase is the result of our continued efforts to increase revenues by signing agreements with new customers and increasing revenues from our existing customers, which we expect to continue in the future.

In addition, we have been successful in reducing our operating expense over the past eight quarters. However, there were a number of circumstances in the 4th quarter of 2007 that caused a temporary interruption of the trend, including some onetime withholding taxes paid in China in order to implement our inter-company royalty program, and general increases in costs caused by appreciation of the Canadian dollar versus the US dollar. However, we intend to tightly control costs in 2008 to assist with our progress towards achieving profitability.

Litigation/Indemnification

Autotext

In our third quarter interim report, we disclosed that we had become aware of a lawsuit filed by AutoText Technologies, Inc., claiming, among other things, that its patent has been infringed. In January 2008, we received notice that the lawsuit had been dismissed by Autotext Technologies, Inc. against all defendants without prejudice.

U of T

Commencing on March 11, 2005, the U of T filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (‘112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of our principal competitor in the text input market and a few are customers of ours. We are not a named party in the action. We have not accepted liability for any indemnity pursuant to our customer license agreements or otherwise. As a result of our efforts, the claim against two of our customers was dismissed prior to any defence being filed. Without any admission of liability, we agreed as a business decision to assume the defense of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers. While we were not a defendant, the validity of our licensed software was legally challenged in the U of T filed federal lawsuit. In order to defend the legitimacy of our licensed software and maintain our relationships with our licensees, we made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S. Patent No. 4,674,112 against the Plaintiff, U of T, and in favor of all remaining Defendants. This court action was therefore terminated. The Plaintiff, however, has filed an appeal. The court has not determined whether or not it will allow the appeal.

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims. We have incurred substantial costs related to patent infringement litigation in the sum of $424,000 for 2007 (2006 – $1,930,000; 2005 – $540,000) for defense and settlement of such claims.

Receiver

On February 22, 2007, we entered into a settlement agreement with the Receiver to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and us, subject to certain conditions. On April 10, 2007, the settlement agreement became effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases.

Donnell

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

Former Counsel

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

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses through the legal process. Moreover, given the extremely competitive nature of our business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

On February 1, 2008, we received a NASDAQ Staff Deficiency Letter dated January 30, 2008 stating that the bid price of our common shares has closed below $1.00 per share for 30 consecutive days. As a result, in accordance with Marketplace Rule 4310(c)(4) ("the Rule"), we are granted 180 calendar days, or until July 28, 2008, for the bid price of our common shares to close at US$1.00 or more for a minimum of 10 consecutive business days. If the Rule requirements cannot be demonstrated by July 28, 2008, but we continue to meet the initial listing criteria, NASDAQ will provide an additional 180 calendar days to meet the Rule requirements. If during the first 180 day compliance period, or if applicable, the second 180 day compliance period, we do not meet the Rule requirements by trading above $1.00 for a minimum of 10 consecutive business days, NASDAQ will provide written notification that our common shares will be delisted from the NASDAQ Capital Market. If necessary, we would have the right to appeal the delisting notice to a NASDAQ Listing Qualifications Panel.

Our listing is currently unaffected and will continue to trade on the NASDAQ Capital Market. As a result of the notice, we have an initial period of 180 days to meet the Rule requirement. Management will focus on continuing to improve our financial fundamentals and communicating results with shareholders and investors in an effort to meet the Rule requirements within the prescribed time period.

E. Off-balance sheet arrangements.

The Company did not have any off-balance sheet arrangements at December 31, 2007.

F. Tabular disclosure of contractual obligations.

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2007 were nil (2006 – $1,833). The current portion at December 31, 2007 was nil (2006 – $1,833). The future minimum lease payments under the capital leases are nil in 2007. No other payments are required under the capital leases.

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2007 were nil (2006 – $28,634). The current portion at December 31, 2007 was nil (2005 – $28,634).

See additional discussion under "B. Liquidity and capital resources - Commitments and Contractual Obligations" section) for our tabular format of contractual obligations.

See Item 6 for contractual obligation disclosure related to employees.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Each director is generally elected by a vote at the annual meeting of shareholders in service for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists the directors and senior management of the Company together with their respective positions, since January 1, 2007:

Name	Position or office within Corporation
Milos Djokovic(12)	Director
Parker, Colorado, U.S.A.	President and Chief Executive Officer
H. Donald Hyde(1) (2) (4) (5)	Director
Calgary, Alberta, Canada
Michael E. Lobsinger (7)	-
Calgary, Alberta, Canada
Donald P. Moore(1) (3) (4) (6) (12)	Director
Miami, Florida, U.S.A.
Richard D. Tingle (5) (6) (8)(13)	-
Calgary, Alberta, Canada
Robert P. Stefanski (3) (4) (6)	Director
Palo Alto, California, U.S.A.
George C. Tai (2) (5) (10)	Chairman of the Board of Directors
Calgary, Alberta	Director
Andrew M. Gertler (1) (2) (4) (5) (11) (12)	Director
Montreal, Quebec
Blair Mullin	Chief Financial Officer
Salem, Oregon, U.S.A.
Derrick R. Armstrong (9)	-
Calgary, Alberta, Canada
Jason Paul	Corporate Secretary
Calgary, Alberta, Canada

Notes:

(1) Currently member of the Audit Committee.
(2) Currently member of the Corporate Governance Committee.
(3) Currently member of the Compensation Committee.
(4) Member of the Audit Committee during 2007.
(5) Member of the Corporate Governance Committee during 2007.
(6) Member of the Compensation Committee during 2007.
(7) Ceased being director on April 10, 2007.
(8) Ceased being director on June 27, 2007.
(9) Ceased being Corporate Secretary on July 26, 2007
(10) Appointed to the Board on April 10, 2007
(11) Appointed to the Board on June 27, 2007
(12) Currently member of the Strategic Committee, and during 2007.
(13) Ceased being Chairman of the Board of Directors on June 27, 2007.

MILOS DJOKOVIC became the Company’s President and Chief Executive Officer, as well as a member of the Board of Directors, in May 2006. From October 2004 and until May 2006, Mr. Djokovic served as the Company’s Chief Operating Officer and Chief Technical Officer. Mr. Djokovic was the founder in 1992 of Cygnus Corporation, an Ontario based developer of customer relationship management software, which he sold in 1998 to TeleTech Holdings Inc., and continued to serve as its chief technical officer until March 2003. Mr. Djokovic also served as CEO of TeleTech’s Enhansiv division from 2000-2002. From August 2003 until October 2004, Mr. Djokovic was employed with Accenture, an international management consulting firm, where he was responsible for that firm’s customer relationship technology strategy. Mr. Djokovic is a member of the Company’s Strategic Committee.

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

MICHAEL E. LOBSINGER was a director of the Company from 1987 until his resignation on April 10, 2007. Mr. Lobsinger was the Chairman of the Board from 1987 to May 2006, the Chief Executive Officer of the Company from 1993 to November 2003 and President of the Company from 1993 to 2000. As well, Mr. Lobsinger assumed the position of President and Chief Executive Officer from May 2005 to May 2006 as a result of the resignation of Michael D. Donnell, who had served as the Company’s Chief Executive Officer from November 2003 to May 2005. According to the terms of the settlement agreement between the Company and the Receiver, Michael Lobsinger resigned as a director of the Company on April 10, 2007, but remained on as a consultant of the Company throughout 2007 - see Item 4 – Information on the Company – History and Development of the Company.

DONALD P. MOORE was elected to the Board in August 2004 and is currently a member of the Audit Committee, the Compensation Committee and the Strategic Committee. Mr. Moore is a lawyer in the Miami office of Holland & Knight LLP.

RICHARD D. TINGLE, Q.C. was elected to the Board in December 2004 and served as the Chairman of the Board from May 2006 until his death on June 27, 2007. Prior to his death, Mr. Tingle served as the chair of the Corporate Governance Committee and as a member of the Compensation Committee. Mr. Tingle was a lawyer with Tingle Merrett LLP (formerly Tingle & Associates). Mr. Tingle was a director of Intermap Technologies Inc., Venpath Investments Ltd. and Emerald Bay Energy Inc., each a publicly traded company.

ROBERT PAUL STEFANSKI was elected to the Board on December 22, 2006. Mr. Stefanski is currently the chair of the Compensation Committee and also served as a member of the Audit Committee until July 26, 2007. Mr. Stefanski is an executive vice president with TIBCO Software Inc., a software company headquartered in Palo Alto, California. Prior to joining TIBCO, Mr. Stefanski practiced law in New York with Weil, Gotshal & Manges, a major international law firm. He also served as Director of Intellectual Property for financial news and information provider Reuters.

BLAIR MULLIN was appointed Chief Financial Officer of the Company on September 6, 2006. Mr. Mullin has been a Partner in the Portland practice of Tatum, LLC since 2003, during which time, prior to joining Zi, served as consultant and then Chief Financial Officer of Homax Products Inc., Vice President Finance of Yakima Products Inc., strategic advisor to Casey Industrial Inc., a $100 million construction company engaged in construction of major industrial facilities, and consultant to numerous manufacturers. Prior to joining Tatum, Mr. Mullin was a strategic advisor and turnaround consultant for two companies in the Telecom sector, before which he served as President and Chief Operating Officer of International DisplayWorks, Inc., a manufacturer of LCD displays and modules; and as Chairman, President and Chief Financial Officer of Morrow Snowboards. Mullin has held other leadership positions at Westbeach Canada, ULC, British Columbia Mercantile Corp., and Padovano Foods, Ltd., as well as numerous consulting engagements in a variety of industries.

GEORGE C. TAI was appointed to the Board on April 10, 2007 and assumed the role of Chairman on July 26, 2007. Mr. Tai is the Chairman of the Company’s Corporate Governance Committee. Mr. Tai practices securities and business law with the law firm of Carscallen Leitch, LLP in Calgary, Alberta. Prior to returning to the practice of law in 2004, Mr. Tai held senior executive positions in legal, finance and operations with private and public (TSX and NASDAQ) technology companies, including Zi Corporation, where he served as Chief Operating Officer from 2000 to 2003.

ANDREW M. GERTLER was appointed to the Board on June 27, 2007. Mr. Gertler has been the Vice President of Lester Asset Management since July 2006. Prior thereto, he was Chairman and Chief Executive Officer of Neutron Enterprises, Inc. from August 2004 to July 2006, and Managing Director of Gestion Jean Paul Auclair from April 2001 to April 2004. Mr. Gertler is the Chairman of the Company’s Strategic Committee and is also a member of the Audit Committee and Corporate Governance Committee.

Pursuant to an agreement signed in July 2004, the Company agreed, among other things, to appoint one director to the Company’s board as a nominee of the Receiver. The Company subsequently appointed Donald Moore to the Board of Directors as the Receiver’s nominee. See Item 4 – Information on the Company – History and Development of the Company.

According to the terms of the settlement agreement between the Company and the Receiver, signed in February 2007, both the Receiver and Mr. Lobsinger each have the right to designate two persons as director nominees to be elected or appointed as directors of the Corporation, up until the Corporation’s shareholders’ meeting held in respect of the fiscal year ended 2007, and the Corporation shall not nominate Mr. Lobsinger nor certain persons or entities related to Mr. Lobsinger for appointment to the Corporation’s board of directors. Currently, Mr. Moore and Mr. Stefanski are the Receiver’s nominees, and Mr. Gertler and Mr. Hyde are Mr. Lobsinger’s nominees. Notwithstanding these designations for the purposes of the settlement agreement, each of these directors continues to act as independent directors. See Item 4 – Information on the Company – History and Development of the Company

B. Compensation.

(a) Compensation of Directors

Executive officers of the Corporation, who also act as directors of Zi Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See "Compensation of Executive Officers" below)

The 2007 compensation plan for directors called for the following payments and option grants (which do not apply to any director serving as an executive officer of Zi):

Each director received an annual retainer of $10,000. The Chairman of the Board of Directors received an additional monthly retainer in the amount of $3,000 per month. The Chairman of the Audit Committee received an annual retainer of $5,000, and all other members of the Audit Committee received an annual retainer of $2,500 each. The Chairman of the Compensation Committee received an annual retainer of $4,000, and all other members of the Compensation Committee received an annual retainer of $2,000 each. The Chairman of the Corporate Governance Committee received an annual retainer of $3,000, and all other members of the Corporate Governance Committee received an annual retainer of $1,500 each. All members of the Strategic Committee received an annual retainer of $4,000 each. Each director was paid $2,500 per board meeting attended, regardless of whether such director attended in person or via telephone, provided that no director received such payments in respect of more than five board meetings per year. For each committee, each committee member was paid $1,000 per meeting attended, regardless of whether such committee member attended in person or via telephone, provided that no committee member received such payments in respect of more than five meetings of such committee per year, and further provided that no such five meeting maximum applied on payments for meetings of the Strategic Committee. For greater clarity, a director serving on more than one committee was entitled to receive payment for up to five meetings for each committee on which such director served, as well as payments to Strategic Committee members for an unlimited number of Strategic Committee meetings. Under the compensation plan, each director shall receive 50,000 share options annually, to be granted at the Company’s annual general meeting of shareholders.

The Company intends to continue to compensate its directors in 2008 as outlined above.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

During the fiscal period ended December 31, 2007, stock options to purchase 391,700 common shares were granted to directors of the Corporation, pursuant to the 2007 directors’ compensation plan, not including options granted to Milos Djokovic in his capacity as an Executive Officer of the Corporation. See "Compensation of Executive Officers" below for details on stock options granted to Mr. Djokovic.

(b) Compensation of Executive Officers

1. Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2007, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2007 (the "Named Executive Officers").

Summary compensation table

		Annual Compensation(6)			Long-Term Compensation
					Awards		Payouts
						Restricted
					Securities	shares or
				Other	under	restricted		All
				annual	options/	stock		other
				compen-	SARs	units	LTIP	compen-
Name and principal		Salary	Bonus	sation	granted	("RSUs")	payouts	sation
position	Year	($U.S.)	($U.S.)	($U.S.)	(#)	(#)	($U.S.)	($U.S.)

Milos Djokovic (1)	2007	300,000	260,000	Note(5)	900,000	Nil	Nil	Nil
President and Chief	2006	275,417	60,000	Note(5)	200,000	Nil	Nil	Nil
Executive Officer	2005	230,000	Nil	Note(5)	90,000	Nil	Nil	Nil
(previously Chief
Operating Officer)

Roland Williams(2)	2007	183,750	60,000	Nil	25,000	Nil	Nil	Nil
Senior Vice President	2006	180,000	Nil	Nil	100,000	Nil	Nil	Nil
Intellectual Property	2005	158,750	10,000	Nil	23,750	Nil	Nil	Nil

Axel Bernstorff(3)	2007	190,153	Nil	34,387	50,000	Nil	Nil	Nil
Vice President, Global	2006	142,601	Nil	51.176	110,000	Nil	Nil	Nil
Sales	2005	42,396	Nil	Nil	10,000	Nil	Nil	Nil

Blair Mullin (4)	2007	332,406	48,965	Nil	50,000	Nil	Nil	Nil
Chief Financial Officer	2006	109,706	Nil	Nil	Nil	Nil	Nil	Nil

Weigen Qiu(6)	2007	131,810	18,618	Nil	30,000	Nil	Nil	Nil
Director, R&D and	2006	118,868	22,040	Nil	10,000	Nil	Nil	Nil
Architecture	2005	107,309	20,638	Nil	10,000	Nil	Nil	Nil

Notes:

(1) Mr. Djokovic was appointed as President and Chief Executive Officer on May 26, 2006. Mr. Djokovic was appointed Chief Operating Officer and Chief Technology Officer on October 25, 2004.
(2) Dr. Williams has been employed by the Corporation in various capacities and at various times, since July 1995.
(3) Mr. Bernstorff was appointed VP Global Sales on September 15, 2006, from his previous position as Director Sales, Europe on joining the Company on August 30, 2005.
(4) Mr. Mullin was appointed Chief Financial Officer on September 6, 2006, pursuant to an agreement with an executive services and consulting firm.
(5) For 2007 compensation, all Canadian dollar and British pound denominated compensation was converted to U.S. dollars at 0.9309 and 2.0016 respectively, being the average conversion rate for 2007. Other annual compensation is less than CDN$50,000 and less than 10 percent of the salary and bonus of the respective Named Executive Officer.
(6) WEIGEN QIU has been employed with the Company since 1995, initially as a computer programmer. In February 2000, Mr. Qiu was promoted to the position of Director, R&D and Architecture.

Stock Options

The following table sets forth information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2007.

				Market value of
				Securities
	Securities	Percent of total		underlying
	under	Options/SARs		Options/SARs/
	Options/SARs	granted to	Exercise or	RSUs on the date
	granted	employees in	base price	of grant	Expiration
Name	(#)	financial year	($/Security)	($/Security)	date

Milos Djokovic (1)	900,000	38.1	Note(1)	Note(1)	Note(1)
Axel Bernstorff(2)	50,000	2.1	Note(2)	Note(2)	Note(2)
Roland Williams(3)	25,000	1.1	Note(3)	Note(3)	Note(3)
Blair Mullin(4)	50,000	2.1	Note(4)	Note(4)	Note(4)
Weigen Qiu(5)	30,000	1.3	Note(5)	Note(5)	Note(5)

Notes:

(1) During the year, the Corporation issued the following stock options to Mr. Djokovic: options to acquire 400,000 common shares at CDN$2.43 expiring February 28, 2012; and, options to acquire 500,000 common shares at CDN$1.15 expiring November 26, 2012. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Djokovic prior to July 26, 2007. For options granted as of July 26, 2007 and thereafter, the exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(2) During the year, the Corporation issued to Mr. Bernstorff options to acquire 50,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(3) During the year, the Corporation issued to Dr. Williams options to acquire 25,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(4) During the year, the Corporation issued to Mr. Mullin options to acquire 50,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(5) During the year, the Corporation issued to Mr. Qiu options to acquire 30,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

The following table sets forth information in respect of all stock options and RSUs which were either exercised or not exercised by the Named Executive Officers during the Corporation’s fiscal year ended December 31, 2007.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial yearend option/SAR values

Name	Securities	Aggregate value	Unexercised	Value of unexercised
	acquired on	realized(1)	Options/SARS/RSUs as	in-the-Money Options/SARs
	exercise (#)	($U.S.)	at December 31, 2007	/RSUs at December 31, 2007(2)
			exercisable/	exercisable/unexercisable
			unexercisable(#)	($U.S.)
			Exercisable	Exercisable
			520,000	Nil
			Unexercisable	Unexercisable
Milos Djokovic	Nil	Nil	900,000	Nil
			Exercisable	Exercisable
			53,333	Nil
			Unexercisable	Unexercisable
Axel Bernstorff	Nil	Nil	116,667	Nil
			Exercisable	Exercisable
			96,916	Nil
			Unexercisable	Unexercisable
Roland Williams	Nil	Nil	58,334	Nil
			Exercisable	Exercisable
			Nil	Nil
			Unexercisable	Unexercisable
Blair Mullin	Nil	Nil	50,000	Nil
			Exercisable	Exercisable
			51,500	Nil
			Unexercisable	Unexercisable
Weigen Qiu	Nil	Nil	30,000	Nil

Notes:

(1) The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.

(2) "In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2007 and the exercise price.

Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation’s Incentive Stock Option Plans described herein.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Company to the Named Executive Officers of the Company during the fiscal year ended December 31, 2007 or since incorporation.

Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2007 with respect to stock options held by the Named Executive Officers.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraphs and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described herein.

Employment Contracts

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 (as amended) pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Djokovic to be paid a base salary of U.S.$230,000 per annum. The Corporation may terminate Mr. Djokovic’s employment upon payment of twelve months’ base salary plus an allowance for a bonus and forgone benefits. Effective May 26, 2006, Mr. Djokovic was promoted to President and CEO and his base salary increased to U.S. $300,000 per annum. Pursuant to Mr. Djokovic’s employment contract, in the event of a change of control of the Corporation and subject to certain conditions being met, all of his options may vest immediately. Mr. Djokovic was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an Interim Executive Services Agreement with an executive services and consulting firm on August 14, 2006 pursuant to which Blair Mullin was appointed Chief Financial Officer of the Corporation. The terms of the agreement provide for Mr. Mullin to be paid a salary of U.S.$336,000 per annum. The Corporation may terminate Mr. Mullin’s employment upon thirty days written notice.

The Corporation entered into an employment agreement with Roland Williams on February 5, 2001 pursuant to which Dr. Williams was appointed Senior Vice President – Technical Innovations. The terms of the agreement provided for Dr. Williams to be paid a base salary of U.S. $150,000 per annum. Effective June 1, 2005 Dr. Williams’ base salary increased to U.S. $165,000 per annum. Effective January 1, 2006 Dr. Williams’ base salary increased to U.S. $180,000 per annum. Effective April 1, 2007, Dr. Williams’ base salary increased to US$185,000 per annum. The Corporation may terminate Dr. Williams’ employment upon payment of an amount equal to the Base Salary. Dr. Williams was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Axel Bernstorff on July 19, 2005 pursuant to which Mr. Bernstorff was appointed Director of Sales – Europe. The terms of the agreement provided for Mr. Bernstorff to be paid a base salary of 70,000 British Pounds per annum. Effective September 15, 2006 Mr. Bernstorff was promoted to Vice President – Global Sales and as such his base salary increased to 95,000 British Pounds per annum. The Corporation may terminate Mr. Bernstorff’s employment upon payment of three months’ annual remuneration. Pursuant to Mr. Bernstorff’s employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Bernstorff was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Weigen Qiu effective February 16, 2000, pursuant to which Mr. Qiu was promoted to Director, R&D and Architecture. In 2007, Mr. Qiu was paid a salary of $141,594.12 Canadian dollars. Mr. Qiu was required to execute a Confidentiality and Non-Competition agreement.

(c) Plans and Share Options

The Company currently has in effect the 2007 Stock Incentive Plan for its directors, officers, employees and consultants pursuant to which 7,583,693 common shares were reserved for issuance pursuant to shareholder approval which was obtained at the July 26, 2007 shareholder meeting.

The following summarizes aggregate stock option plan activity during the fiscal years ended December 31, 2005, 2006 and 2007:

	2007	2006	2005
Options outstanding, beginning of year	3,999,982	4,106,487	4,911,972
Granted	2,361,700	1,580,468	940,375
Cancelled	(1,274,121)	(1,270,917)	(1,454,893)
Exercised	(92,486)	(416,056)	(290,967)
Options outstanding, end of year	4,995,075	3,999,982	4,106,487

(d) Other Compensation

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid legal fees to a law firm of which George Tai is a partner amounting, in the aggregate, to $26,382.

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid consulting fees to a consulting firm of which Blair Mullin was a partner amounting, in aggregate, to $296,328.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed, which compensation was not offered on the same terms to all full-time employees) during the last completed fiscal year.

C. Board practices.

(a) Board of Directors

The Board currently consists of six members. Each director elected holds office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Company. Other than for Milos Djokovic, no director has any service contract with Zi or any of its subsidiaries providing for benefits upon termination of employment. See also Item 6A. Directors and Senior Management.

Board Committees

Our Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Strategic Committee.

Audit Committee

The Audit Committee consists of three members. Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation’s Board of Directors for his financial and accounting skills. Robert Stefanski served as a member of the Audit Committee from January 2007 until July 2007. Andrew Gertler was appointed to the Audit Committee in July 2007. Donald Moore served as a member of the Audit Committee throughout 2007. All of the above individuals are financially literate and possess an understanding of the accounting principles, internal controls and procedures used by the Company. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation. The Committee met seven times in 2007.

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

Compensation Committee

During 2007, the Compensation Committee consisted of Robert Stefanski, as Chairman, Donald Moore and Richard Tingle (until his death on June 27, 2007). Currently, the Compensation Committee is comprised of Robert Stefanski, as Chairman, and Donald Moore. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors the compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation levels for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

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

Under the direction of the Compensation Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Company. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Company’s executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs").

In connection with determining base salaries, the Company maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. The Compensation Committee’s goal is to provide base salaries, for its top performing employees, that are competitive with the Company’s peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports and compares the base salaries of the Company’s executive officers with compensation data for comparable organizations available from such surveys and reports.

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

The Board believes that employees should have a stake in the future of the Corporation and that their interests should be aligned with the interest of the Corporation’s shareholders. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period proposed by the Compensation Committee and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options, RSAs and RSUs are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSAs or RSUs have been issued as at March 23, 2008 in respect of 2007 incentive compensation.

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

Corporate Governance Committee

During 2007, and until Richard Tingle’s death on June 27, 2007, the Corporate Governance Committee consisted of two members: Richard Tingle, as Chairman, and Donald Hyde. Currently the Corporate Governance Committee consists of George Tai as Chairman, Andrew Gertler and Donald Hyde. The Corporation has adopted a charter for this committee. Pursuant to its charter, the Corporate Governance Committee takes responsibility for developing and monitoring the Corporation’s general approach to corporate governance issues as they may arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation’s business, reviewing the strategic plan on a timely basis, developing and monitoring corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, and reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causing the Board to annually review its definition of an unrelated director. The Committee met formally three times in 2007 and, in view of its size, communicated informally from time to time.

Strategic Committee

During 2007, the Strategic Committee consisted of Andrew Gertler, as Chairman, Donald Moore and Milos Djokovic. The Committee was established to investigate and make recommendations to the board on matters related to strategic opportunities and investor relations. The Committee met formally eight times in 2007.

D. Employees.

As of March 1, 2008, we had 88 regular, full-time employees:

ZI TECHNOLOGY

		North
	Asia	America	Europe	Total
Sales & Marketing	8	4	4	16
Technical	13	29	7	49
Admin/Corp	8	15	0	23
ZI TECHNOLOGY TOTAL	29	48	11	88

We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are represented by a collective bargaining agreement. At December 31, 2007 we had 90 regular, full time employees; at December 31, 2006 we had 78 regular, full time employees; at December 31, 2005, we had 78 regular, full time employees; and at December 31, 2004, we had 109 regular, full-time employees. We believe we enjoy good relationships with our employees.

E. Share ownership.

(a) Share and Option Holdings

The following table sets forth the direct and indirect actual common share ownership and option holdings of our directors and previously Named Executive Officers (including those who have ceased to serve during the course of 2007) at March 24, 2008.

	Number of Shares	Percentage of
Name	Beneficially Owned(1)	Class (2)
Michael E. Lobsinger	5,769,613 (3)	11.2%
Derrick R. Armstrong	207,395 (4)	*
H. Donald Hyde	281,245 (5)	*
Donald P. Moore	231,445 (6)	*
Richard D. Tingle	174,995 (7)	*
Milos Djokovic	653,333 (8)	1.3%
Robert P. Stefanski	68,750 (9)	*
Roland Williams	96,916 (10)	*
Axel Bernstorff	53,333 (11)	*
Blair Mullin	(12)	*
George C. Tai	54,200 (13)	*
Andrew M. Gertler	37,500 (14)	*
Weigen Qiu	51,500 (15)	*
* Indicates less than 1%

Notes:

(1) Includes options and RSUs exercisable within 60 days of March 24, 2008. Except as noted to the contrary, in notes 1 to 15 below all grant prices are expressed in Canadian dollars.

(2) Based upon the 50,557,957 outstanding common shares, as of March 24, 2008.

(3) In the case of Mr. Lobsinger, this comprises 4,119,613 common shares held directly or beneficially by Mr. Lobsinger, 700,000 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger, and 950,000 share options. The share options include: 100,000 options granted April 17, 2003 at a grant price of $2.56 and expire on April 17, 2008; 100,000 options granted on June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008; 400,000 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire September 16, 2009; 150,000 options granted July 21, 2005 at a grant price of $3.22 and expire on July 21, 2010; 100,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, and; 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012.

(4) In the case of Mr. Armstrong, this comprises 207,395 common shares held directly or beneficially by Mr. Armstrong. This does not include 10,000 common shares held pursuant to a spousal registered retirement savings plan. As Mr. Armstrong is no longer with the Company, such information is made to the best of our knowledge based on existing regulatory reports.

(5) In the case of Mr. Hyde, this comprises 12,495 common shares held directly or beneficially by Mr. Hyde and 268,750 share options: 50,000 options granted June 11, 2003 at a grant price of $3.43 and expire on June 11, 2008; 50,000 options at a grant price of $2.60 and expire on September 16, 2009; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011; 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012, and; 18,750 options granted July 26, 2007 at a grant price of $1.10 and expire on July 26, 2012.

(6) In the case of Mr. Moore, this comprises 12,695 common shares held directly or beneficially by Mr. Moore and 218,750 share options. The share options include: 50,000 options granted September 16, 2004 at a grant price of $2.60 and expire on September 16, 2009, and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012, and; 18,750 options granted July 26, 2007 at a grant price of $1.10 and expire on July 26, 2012.

(7) In the case of Mr. Tingle, this comprises 12,495 common shares held directly or beneficially by Mr. Tingle and 162,500 share options which include: 50,000 options granted January 5, 2005 at a grant price of $7.79 and expire on January 5, 2010 and; 50,000 options granted May 26, 2005 at a grant price of $3.64 and expire on May 26, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011, and: 12,500 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012.

(8) In the case of Mr. Djokovic, this comprises 653,333 share options which include: 230,000 options granted October 26, 2004 at a grant price of U.S.$3.40 and expire October 26, 2009, and; 90,000 options granted July 21, 2005 at a grant price of $3.22 and expire July 21, 2010; 200,000 options granted April 4, 2006 at a grant price of $2.01 and expire on April 3, 2011; and 133,333 options granted February 28, 2007 at a grant price of $2.43 and expire on February 28, 2012.

(9) In the case of Mr. Stefanski, this comprises 68,750 share options which include: 50,000 options granted January 10, 2007 at a grant price of $1.96 and expire on January 10, 2012, and; 18,750 options granted July 26, 2007 at a grant price of $1.10 and expire on July 26, 2012.

(10) In the case of Dr. Williams, this comprises 96,916 share options which include: 6,500 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 13,750 options granted March 17, 2005 at a grant price of $5.60 and expire March 17, 2008; 10,000 options granted July 21, 2005 at a grant price of $3.22 and expire July 21, 2010; 50,000 options granted April 4, 2006 at a grant price of $2.01 and expire April 3, 2011; and 16,666 options granted September 6, 2006 at a grant price of $0.99 and expire September 6, 2011.

(11) In the case of Mr. Bernstorff, this comprises 53,333 share options which include: 10,000 options granted August 30, 2005 at a grant price of $2.73 and expire August 30, 2010; 10,000 options granted April 4, 2006 at a grant price of $2.01 and expire April 3, 2011; and 33,333 options granted September 15, 2006 at a grant price of $0.96 and expire September 15, 2011.

(12) In the case of Mr. Mullin, there are no share options that are exercisable within 60 days of March 24, 2008.

(13) In the case of Mr. Tai, this comprises 54,200 share options which include: 16,700 options granted June 26, 2007 at a grant price of $1.22 and expire on June 26, 2012, and; 37,500 options granted July 26, 2007 at a grant price of $1.10 and expire on July 26, 2012.

(14) In the case of Mr. Gertler, this comprises 37,500 options granted July 26, 2007 at a grant price of $1.10 and expire on July 26, 2012.

(15) In the case of Mr. Qiu, this comprises 51,500 share options which include: 25,000 options granted June 11, 2003 at a grant price of $3.43 and expire June 11, 2008; 6,500 options granted March 25, 2004 at a grant price of $3.60 and expire March 25, 2009; 10,000 options granted March 17, 2005 at a grant price of $5.60 and expire March 17, 2008; and 10,000 options granted April 4, 2006 at a grant price of $2.01 and expire April 3, 2011.

(b) Stock Incentive Plan

Purpose of Plan

The purpose of the Zi Corporation Stock Incentive Plan - 2007 (the "Plan") is to advance the interests of the Corporation and its subsidiaries and affiliates by encouraging the directors, officers, employees and service providers of the Corporation and its subsidiaries and affiliates to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries or affiliates in the conduct of their affairs.

Eligibility

The Plan provides for the issuance of options ("Options") exercisable to acquire common shares of the Corporation and the issuance of Restricted Stock Awards and Restricted Stock Unit Awards (as described below) to directors, officers, employees and consultants. The specific terms of each Option, Restricted Stock Award and Restricted Stock Unit Award are provided in a separate Participant Agreement.

"Restricted Stock Award" means an award of stock from treasury granted to a participant as evidenced by a Participant Agreement that shall specify the number of common shares subject to the Restricted Stock Award, the applicable restrictions (whether service-based restrictions, with or without performance acceleration, and/or performance-based restrictions), the Period of Restriction (the period during which common shares subject to a Restricted Stock Award are restricted and subject to forfeiture), and such other provisions as shall be determined by a committee of the Board appointed to administer the Plan (the "Committee"). Subject to any applicable securities laws restrictions, common shares covered by each Restricted Stock Award made under the Plan shall become non-forfeitable and freely transferable by the participant after the last day of the Period of Restriction and, where applicable, after a determination of the satisfaction or achievement of any and all applicable performance goal(s) by the Committee.

"Restricted Stock Unit" means a notional unit evidencing the right of a participant to receive, at the time of vesting and without payment to the Corporation, one common share issued from treasury. The number of common shares that may be issued under the Plan is subject to appropriate adjustment in the event of certain corporate transactions or events.

Administration of the Plan

The Plan is administered by the Committee pursuant to rules of procedure fixed by the Board of Directors. The Committee shall have full and final discretion to interpret the provisions of the Plan and prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, and all decisions and interpretations made by the Committee shall be binding and conclusive upon the participants and the Corporation subject to shareholder approval if required by any relevant stock exchange. The Plan shall replace and supercede all previous employee stock option plans or other share compensation arrangements of the Corporation and any grants made under such previous plans or arrangements shall be deemed to have been made under the Plan, except that the terms of any such previous grants shall continue pursuant to their existing terms to the extent inconsistent with the terms of the Plan.

Amendment of the Plan

The Board may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options, Restricted Stock Awards or Restricted Stock Unit Awards granted under the Plan, subject to any required approval of any regulatory authority or stock exchange or the shareholders of the Corporation. Notwithstanding the foregoing, no such amendment, suspension, termination or discontinuance may adversely impair the rights of any participant with respect to outstanding Options, Restricted Stock Awards or Restricted Stock Unit Awards without the participant’s consent.

Necessary Approvals

The ability of the Options, Restricted Stock Awards or Restricted Stock Unit Awards to be exercised or vest, as the case may be, and the obligation of the Corporation to issue and deliver shares in accordance with the Plan are subject to any approvals which may be required from the shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation and compliance with applicable securities laws.

Adjustment in Shares Subject to the Plan

Other than dividends declared in the normal course and subject to any required approvals of applicable regulatory authorities and stock exchanges, in the event of any change in the Corporation’s common shares by reason of any stock dividend, recapitalization, merger, consolidation, split-up, combination or exchange of shares, or rights offering to purchase the Corporation’s common shares at a price substantially below fair market value, or of any similar change affecting the Corporation’s common shares, the number and kind of shares which thereafter may be optioned and awarded under the Plan and the number and kind of shares subject to the Option, Restricted Stock Award or Restricted Stock Unit Award in outstanding Participant Agreements and the purchase price per share thereof shall be appropriately adjusted consistent with such change in such manner as the Board may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan.

Options provide the holder with the right to purchase common shares of the Corporation at a stated exercise price (the "Exercise Price") before a specified date in the future. The Exercise Price shall be not less than the price permitted by any stock exchange on which the Corporation’s common shares are then listed or other regulatory body having jurisdiction. The Exercise Price shall be determined by the Committee at the time the Option is granted, which shall in no event be lower than the Market Value of the Corporation’s common shares as of the date of grant. "Market Value" means at any date when the market value of common shares is to be determined, the higher of: (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to such date and (ii) the closing price of the common shares on the trading day immediately prior to the date when the Market Value of common shares is to be determined.

The 2007 Plan was approved at the Corporation’s annual general meeting of shareholders held on July 26, 2007, and replaces and supersedes all previous employee stock option plans or other share compensation arrangements of the Corporation and any grants made under such previous plans or arrangements are deemed to have been made under the 2007 Plan, except that the terms of any such previous grants shall continue pursuant to their existing terms to the extent inconsistent with the terms of the 2007 Plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

To the knowledge of the Company, the following table sets forth the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than five percent (5%) of the voting rights attached to the issued and outstanding shares of the Company entitled to vote at the shareholder meetings of the Company as at March 24, 2008.

	Beneficial number	Percentage of total
Name and municipality	of shares held	voting rights
Marty Steinberg, Receiver(1)
Miami, Florida	18,718,008	37.0%(3)
Michael E. Lobsinger(2)
Calgary, Alberta	4,819,613	9.5%(3)

Notes:

(1)

Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pendingbefore United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the "Schedule 13D") filed on December 11, 2003 with the SEC by Marty Steinberg, Esq., as Receiver (the "Receiver") of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the "Receivership Entities"). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. The Schedule 13D was amended most recently on April 10, 2007. Such amended Schedule 13D reported holdings of approximately 40% of our common shares, but such percentage has been reduced to approximately 37% by virtue of the private placement of our shares which took place in March 2007 - see "Item 4.A – Financing efforts in 2007".

(2)

Of which 1,819,613 common shares are held directly or beneficially by Mr. Lobsinger and 700,000 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger. The information provided herein is based in part upon a Schedule 13D filed on February 2, 2007.

(3)

The Company’s major shareholders hold common shares, which shares do not carry different voting rights than any other shares, except as limited by the Alberta Court’s ruling in the case of the Receiver. As a result of attempts by the Receiver to effect a replacement of the members of the Zi Board of Directors, the Alberta Court had issued an interim injunction that prohibited the Receiver from requisitioning a special meeting of the Corporation’s shareholders for the purpose of voting its shares in support of its proposed slate of directors. In February 2007, the Company and the Receiver entered into a settlement agreement, which aimed to settle any and all outstanding claims and issues between the Receiver, the Lancer Funds and the Corporation. See Item 4 – Information on the Company – History and Development of the Company.

Based on a report from Olympia Trust Company, as at December 31, 2007, there were 164 registered shareholders in the United States that held 28,402,654 common shares or 56.18 percent of the common shares outstanding.

To the extent known to the Company, the Company is not directly or indirectly owned or controlled by any foreign government, or by any other natural or legal persons, severally or jointly.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B. Related party transactions.

Except as set forth below and other than employment agreements with executive officers, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Company is not aware of any related party transactions occurring or being made, or any loans made by the Company or any of its subsidiaries to related parties, from January 1, 2007 to March 24, 2008, other than the following:

January 1, 2008 to March 24, 2008

During the Corporation’s period from January 1, 2008 to March 24, 2008, the Corporation accrued and/or paid legal fees to a law firm of which George Tai was a partner amounting, in the aggregate, to $12,012.

A consulting fee was paid by the Corporation to a consulting firm in which Blair Mullin was a partner amounting to $20,800 during the period from January 1, 2008 to March 24, 2008

In February 2006, Donald P. Moore, a director of the Corporation nominated by the Receiver, brought an action against the Corporation and Michael Lobsinger, then the Chairman, President and CEO of the Corporation at that time, under the Business Corporation Act (Alberta) (the "ABCA"), claiming that the Corporation had failed to make certain records available to him required by the ABCA and had denied him access to other records that he believed to be entitled to under the ABCA. This matter has been settled between the parties.

The Corporation was a party to legal proceedings with the Receiver in both Alberta and Florida, in respect of which the parties have signed a settlement agreement. The Receiver is the holder of approximately 37 percent of the Corporation’s outstanding shares. See Item 4 – Information on the Company – History and Development of the Company.

Various inter-company software licenses and arrangements exist between some of the Corporation’s subsidiaries, which allow certain of the Corporation’s subsidiaries to use the Corporation’s software and to license it to third parties.

January 1, 2007 to December 31, 2007

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid legal fees to a law firm of which George Tai is a partner amounting, in the aggregate, to $26,382.

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid consulting fees to a consulting firm of which Blair Mullin was a partner amounting, in aggregate, to $296,328.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See Item 18 - Financial Statements.

All revenues are generated outside of Canada for the years ended 2007, 2006, and 2005.

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

(i)

Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd., (the "First Dalian Ericsson Action"). The First Dalian Ericsson Action is in the Higher People’s Court (the "High Court") in Beijing, China. The High Court served Beijing Ericsson Mobile Telecommunication Co., Ltd. on August 16, 2000, and Ericsson (China) Co., Ltd. with the plaintiffs’ complaint on August 17, 2000. The complaint alleges that Ericsson (China) Co. Ltd. and Beijing Ericsson Mobile Telecommunication Co., Ltd. infringed the plaintiffs’ intellectual property rights, namely Chinese patent ZL96120693.4, "Keyboard Assignment of Stroke Input and its Screen Prompt." On August 18, 2000, Ericsson sent Zi Corporation a request for indemnification pursuant to the license agreement between Ericsson Mobile Communications AB and Zi Corporation of Canada, Inc. The Company and its affiliates have not been named as a party in the First Dalian Ericsson Action.

(ii)

Dalian Hanpu Applied Technology Co., Ltd., Hu Xianhua & Hu Bin v. Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd., (the "Second Dalian Ericsson (Panda) Action"). The Second Dalian Ericsson (Panda) Action is in the Second Intermediate People’s Court (the "Lower Court") in Beijing, China. This is a lower court than the High Court in which the First Dalian Ericsson Action is being tried. The plaintiffs’ complaint was filed with the Lower Court on February 22, 2001. This complaint alleges that Ericsson (China) Co., Ltd. and Nanjing Ericsson Panda Mobile Terminals Co., Ltd. infringed the plaintiffs’ intellectual property rights, namely Chinese patent ZL96120693.4, "Keyboard Assignment of Stroke Input and its Screen Prompt" (the same patent under suit in the First Dalian Ericsson Action). On February 22, 2001, Ericsson sent Zi Corporation a request for indemnification pursuant to the Ericsson Chinese License Agreement (defined below). The Company and its affiliates have not been named as a party in the Second Dalian Ericsson (Panda) Action. A ruling in Ericsson’s favour was issued by the Lower Court on this matter on May 23, 2002. The Lower Court rejected the plaintiff’s claims of infringement finding that: (1) there was no literal infringement of the plaintiff’s patent by Zi’s input technology on the Ericsson phone models in dispute; and (2) the doctrine of equivalence argued by the plaintiff could not be accepted as it would broaden the original scope of the plaintiff’s patent claims. The plaintiff was charged with paying a nominal amount of RMB1,000 to cover case handling fees. The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. To the Company’s knowledge, Ericsson is defending this appeal.

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

The plaintiff has filed a notice of appeal to the High Court in order to appeal this Lower Court ruling. To the Company’s knowledge, Alcatel is defending this appeal.

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

(iv)

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("U of T") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (the "‘112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

The Company is not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts, the claim against two of the Company’s customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, as a business decision, the Company settled the claims against four of the Company’s relatively minor customers. The Company continues to defend the action on behalf of one of its customers.

Simultaneously, the world's second largest provider of mobile phones and the Company's principal competitor in the text input market are seeking re-examination of the ‘112 Patent in the US Patent & Trademark Office.

It is the Company's position that its product or products on a standalone basis does not infringe the ‘112 Patent.

On May 3, 2007, the court issued an Order entering the parties’ stipulation of non-infringement of the asserted patent, dismissing pending counterclaims and entering final judgment in favour of the defendants. U of T filed a notice of appeal on May 23, 2007. The appeal is currently pending before the United States Court of Appeals for the Federal Circuit.

(v)

The Corporation was a party to legal proceedings with the Receiver in both Alberta and Florida, in respect of which the parties have signed a settlement agreement. The Receiver is the holder of approximately 37 percent of the Corporation’s outstanding shares. See Item 4 – Information on the Company – History and Development of the Company.

(vi)

On November 12, 2007, we became aware of a lawsuit filed by AutoText Technologies, Inc. ("AutoText"), claiming, among other things, that its patent has been infringed. Zi was one of over twenty defendants named in the lawsuit. Certain of Zi’s customers were also named as defendants. We were never served with notice of this lawsuit. On January 8, 2008, we learned that AutoText had dismissed the lawsuit against all defendants, including Zi, on a "without prejudice" basis. Therefore, while the suit has been dismissed, it is possible that AutoText may re-file the suit again in the future.

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

Item 9. The Offer and Listing.

A. Offer and listing details – Stock Price History

Our common shares are traded on the Toronto Stock Exchange under the symbol "ZIC" and on the NASDAQ Capital Market under the symbol "ZICA". The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Toronto Stock Exchange and on the NASDAQ Global Market and/or NASDAQ Capital Market.

Toronto Stock Exchange (in CDN$):

Period	High	Low
February 2008	$1.03	$0.56
January 2008	$0.86	$0.61
December 2007	$1.15	$0.77
November 2007	$1.35	$0.78
October 2007	$1.15	$0.82
September 2007	$1.25	$0.68
Quarter ended December 31, 2007	$1.35	$0.77
Quarter ended September 30, 2007	$1.48	$0.68
Quarter ended June 30, 2007	$1.88	$1.14
Quarter ended March 31, 2007	$3.20	$1.80
Quarter ended December 31, 2006	$2.99	$0.95
Quarter ended September 30, 2006	$1.78	$0.74
Quarter ended June 30, 2006	$2.13	$1.10
Quarter ended March 31, 2006	$2.78	$1.65
Year ended December 31, 2007	$3.20	$0.68
Year ended December 31, 2006	$2.99	$0.74
Year ended December 31, 2005	$9.15	$1.53
Year ended December 31, 2004	$8.69	$2.57
Year ended December 31, 2003	$5.60	$2.39

NASDAQ (in U.S.$):
Period	High	Low
February 2008	$1.00	$0.59
January 2008	$1.13	$0.53
December 2007	$1.12	$0.75
November 2007	$1.35	$0.85
October 2007	$1.20	$0.80
September 2007	$1.27	$0.66
Quarter ended December 31, 2007	$1.35	$0.75
Quarter ended September 30, 2007	$1.37	$0.66
Quarter ended June 30, 2007	$1.64	$1.05
Quarter ended March 31, 2007	$2.73	$1.54
Quarter ended December 31, 2006	$2.85	$0.84
Quarter ended September 30, 2006	$1.57	$0.66
Quarter ended June 30, 2006	$1.85	$1.00
Quarter ended March 31, 2006	$2.44	$1.42
Year ended December 31, 2007	$2.73	$0.66
Year ended December 31, 2006	$2.85	$0.66
Year ended December 31, 2005	$7.45	$1.32
Year ended December 31, 2004	$7.55	$2.00
Year ended December 31, 2003	$4.08	$1.62

B. Plan of distribution.

Not applicable.

C. Markets.

Our common shares are listed on the Toronto Stock Exchange and NASDAQ Capital Market. At December 31, 2007, the Company had 50,557,957 common shares with no par value outstanding.

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

A majority of the lesser of the number of directors holding office at the time of the meeting and the minimum number of directors required by our articles of incorporation will constitute a quorum, provided that at least one quarter of the directors present are resident Canadians. Business cannot be transacted at a directors’ meeting without a quorum.

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

The holders of preferred shares will not be entitled to receive notice of or vote at any shareholders’ meetings, except as specifically provided by the Alberta Business Corporations Act. No preferred shares are currently outstanding. There is no present intention to issue any preferred shares.

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

Shareholder Meetings

An annual meeting of shareholders is held each year, generally not later than 15 months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time. The By-laws of the Company provide that two persons present in person holding or representing by proxy five percent (5%) of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares. Although this quorum requirement is less than that imposed by the rules of the NASDAQ Capital Market System, we have operated for the past years under an exemption from such requirement on the basis that we are a foreign private issuer and such a quorum requirement is consistent with normal business practices in our jurisdiction of incorporation.

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

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s "cultural heritage or national identity" ("Cultural Activities"). Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the "CSRD") in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

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

  Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2007 is CDN$281 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

  The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

  engages in the production of uranium and owns an interest in a producing uranium property in Canada;

  provides any financial service;

  provides any transportation services; or

  is a cultural business.

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

E. Taxation.

Material Canadian Income Tax Consequences

The following is a general discussion of certain possible Canadian Federal income tax consequences under the Income Tax Act (Canada) (the "Tax Act") generally applicable to a non-resident shareholder of common shares in the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances of any particular non-resident shareholder, nor does it take into account provincial, territorial, United States or other foreign income tax considerations.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and Regulations publicly and officially announced by the Minister of Finance (Canada), the current provisions of the Convention (as hereinafter defined) and Counsel's understanding of the current administrative policy and practices of the Canada Revenue Agency published in writing prior to the date hereof.

This summary is of a general nature only and is not exhaustive of all possible Canadian Federal income tax consequences. It is not intended as legal or tax advice to any prospective or current holders of shares of the Company and should not be construed as such. The tax consequences to any prospective or current shareholders of the Company will vary according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the tax consequences applicable to the holder's own particular circumstances.

Generally, cash dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent. However, the Canada - U.S. Income Tax Convention (1980), as amended (the "Convention"), provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States qualifying for treaty benefits. Dividends paid to any non-resident company that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

A non-resident shareholder who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident shareholder if the non-resident shareholder used the shares in carrying on a business in Canada. The shares of the Company would also be taxable Canadian property of a non-resident shareholder if at any time during the five year period immediately preceding the disposition, not less than 25 percent of the issued shares of any class of the Company belonged to the particular shareholder or persons with whom the shareholder did not deal at arms’ length.

Material United States Federal Income Tax Consequences

TO COMPLY WITH UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY PROSPECTIVE INVESTORS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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

Distributions Made by the Company to U.S. Holders.

General Rules. U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares. (See more detailed discussion at "Disposition of Common Shares" below). Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below).

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

Dividends may be Eligible for Reduced Tax Rate. Under current U.S. tax laws, for taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company would be a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code if the Company is not a Passive Foreign Investment Company ("PFIC"). The Company has not determined whether it meets the definition of a PFIC. A corporation that is properly described as a PFIC, along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

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

Dividends Paid to Shareholder who Made QEF Election may be Exempt from Tax. Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s common shares if a Qualified Electing Fund ("QEF") election is in effect. (Please see the "QEF Election" discussion below.) A shareholder’s basis in this situation is usually equal to the cost of purchasing the common shares plus the amount of the Company’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder. Again, these rules are subject to several exceptions that are beyond the scope of this discussion. U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Common Shares.

General Rule. A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. This gain or loss will be long-term capital gain or loss if the common shares are held for more than one year.

Reduced Tax Rate. Under current U.S. tax law, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such common shares.

The Company may be a Passive Foreign Investment Company.

General Discussion. The Company has not determined whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current tax year and any prior tax years. The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. The following is a discussion of these special rules applied to U.S. Holders of common shares issued by the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

Definition of PFIC. Section 1297 of the Code generally defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Generally Applicable PFIC Rules. If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules (as described below) or the QEF rules (as described below) during a year in which it holds (or is deemed to have held) common shares issued by the Company while it is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Company’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) would generally be taxed at the highest tax rate for each such prior year applicable to ordinary income, and such Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares issued by the Company, then it will continue to be treated as a PFIC with respect to such common shares and such Non-Electing U.S. Holder, even if it ceases meeting the definition of a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Company’s common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for common shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in his common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election. In general, a U.S. Holder who makes a timely QEF election (an "Electing U.S. Holder") regarding his common shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Company’s common shares. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate share of a corporation’s net capital gain and ordinary earnings. The Company has not calculated these amounts for any shareholder, and do not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of the Company’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

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

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process.

In addition, U.S. Holders that are corporations and that own 10% or more of the Company’s voting stock may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to common shares issued by the Company. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Other Considerations for U.S. Holders.

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares issued by a foreign corporation.

Controlled Foreign Corporation.

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata share of the Company’s earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Company’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Company’s earnings and profits attributable to the common shares sold or exchanged.

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

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, Room 1580, 100 F Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the SEC’s website at www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules regarding the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of Section 16 of the Exchange Act.

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

(B) Qualitative information about market risk

Interest Rate Risk

The Company does not maintain any market risk sensitive instruments for trading purposes or instruments entered into for purposes other than trading purposes, other than maintaining a short term investment portfolio consisting mainly of term deposits purchased with an average maturity of less than three months. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent of their levels at December 31, 2007, the fair value of the portfolio would decline by an immaterial amount. The Company generally has the ability to hold its fixed income investments until maturity and therefore it would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio.

Foreign Exchange Rate Risk

The foreign operations of the Company are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

Substantially all of the Company’s product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish kronor, and Chinese renminbis. Based on the 2007 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by nil and expenses by $152,000.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2007, our disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Zi’s internal control over financial reporting as of December 31, 2007 and concluded that Zi’s internal control over financial reporting was effective as of that date.

Zi is only required to comply with the management report requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended December 31, 2007. It will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for its fiscal year ending December 31, 2008.

Milos Djokovic, President and Chief Executive Officer
Blair Mullin, Chief Financial Officer

Changes in Internal Control Over Financial Reporting

During the period covered by this report, no changes occurred in the Zi’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Zi’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

Ernst & Young LLP are the Company’s independent registered chartered accountants, appointed at the Company’s annual general meeting of shareholders on July 26, 2007. Audit fees billed were $153,002 for 2007. Audit fees relate to the audit of the year end financial statements, reviews of interim financial statements, and review of SEC filings.

Deloitte & Touche LLP were the Company’s independent registered chartered accountants for 2006. Audit fees billed were $334,836 for 2006. Audit fees relate to the audit of the year end financial statements, reviews of interim financial statements, and review of SEC filings.

Audit-Related Fees

In 2007, audit-related fees billed by Ernst & Young LLP were $20,925. Audit-related fees billed by Deloitte & Touche were $170,697 for 2006. Audit-related fees billed relate to consultations concerning financial accounting, reporting standards and transfer pricing.

Tax Fees

In 2007, Ernst & Young LLP billed $12,587 for tax services. In 2006, Deloitte & Touche LLP billed $126,430 for tax services. Tax services billed relate to reorganization strategy, corporate tax filing review and tax filings.

All Other Fees

We did not purchase any other services from Ernst & Young LLP in 2007 or from Deloitte & Touche LLP in 2006.

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent registered chartered accountants, other than any de minimus non-audit services allowed by applicable law or regulation. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent registered chartered accountants on an individual basis. The policy prohibits retention of the independent registered chartered accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the registered chartered accountants. Our Audit Committee has approved all of the audit fees, audit-related fees and tax fees reported above.

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

ZI CORPORATION

Per: /s/ Milos Djokovic

Milos Djokovic
President and Chief Executive Officer

Date: March 27, 2008

Per: /s/ Blair Mullin

Blair Mullin
Chief Financial Officer

Date: March 27, 2008

ANNUAL REPORT ON FORM 20-F
for the year ended
December 31, 2007

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1**	Certificate of Incorporation, together with all amendments. (Previously filed as Exhibit 1.1)

1.2**	Bylaws. (Previously filed as Exhibit 1.2)

4.4+	Employment Agreement dated February 5, 2001 between Zi Corporation of America, Inc. and Roland Williams. (Previously filed as Exhibit 3.6)

4.5***	Employment Agreement dated July 30, 2005, between Zi Corporation of America, Inc. and Milos Djokovic.

4.5.1	Amendment to Employment Agreement, dated June 26, 2007, between Zi Corporation of America, Inc. and Milos Djokovic

4.8**	Zi Corporation Amended 1999 Stock Option Plan approved by shareholders at the Annual General Meeting on June 5, 2002. (Previously filed as Exhibit 4.13)

4.9	Zi Corporation 1996, 1998 and 1999 Stock Option Plans as amended (previously filed on Form S-8)

4.10++	Settlement Agreement made December 6, 2002 between America Online, Inc., Zi Corporation and Zi Corporation of America, Inc. (Portions of this exhibit have been redacted, omitted and filed separately with the SEC pursuant to a request for confidential treatment)

4.11++	Consent Judgment Order and Permanent Injunction dated December 20, 2002 made by The Honourable Maxine M. Chesney, United States District Court Judge in the United States District Court for the Northern District of California San Francisco Division.

4.12+++	Settlement Agreement made February 22, 2007, by and among Zi Corporation, Marty Steinberg (solely in his capacity as court appointed receiver of certain "Lancer Entities"), Quarry Bay Investments Inc. and Michael Lobsinger.

4.13+++	Interim Executive Services Agreement made August 23, 2006, between Tatum, LLC and Zi Corporation.

4.14	2007 Stock Incentive Plan

4.15	Employment Agreement dated September 15, 2006, between Zi Corporation (H.K.) Limited and Axel Bernstorff

4.16	Employment Agreement dated December 20, 1999, between Zi Corporation of Canada, Inc. and Weigen Qiu (as amended)

4.17	Permanent Placement Agreement dated December 31, 2007, between Zi Corporation and Tatum, LLC.

8.1	List of Subsidiaries (included in Item 4)

12.1	Section 302 Certification by Blair Mullin, Chief Financial Officer dated March 27, 2007.

12.2	Section 302 Certification by Milos Djokovic, Chief Executive Officer dated March 27, 2008.

13.1	Section 906 Certification by Blair Mullin, Chief Financial Officer dated March 27, 2008.

13.2	Section 906 Certification by Milos Djokovic, Chief Executive Officer, dated March 27, 2008.

15.1	Audit Committee Charter

15.2	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants

15.3	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

*	Previously filed on Form 20-F Annual Report for December 31, 1999.

+	Previously filed on Form 20-F Annual Report for December 31, 2000.

**	Previously filed on Form 20-F Annual Report for December 31, 2001.

++	Previously filed on Form 20-F Annual Report for December 31, 2003.

***	Previously filed on Form 20-F Annual Report for December 31, 2004.

+++	Previously filed on Form 20-F Annual Report for December 31, 2006.

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

Ernst & Young LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

[signed]	[signed]
Milos Djokovic	Blair Mullin
President and Chief Executive Officer	Chief Financial Officer
March 24, 2008

Report of Independent Registered Chartered Accountants

To the Shareholders of
Zi Corporation

We have audited the consolidated balance sheet of Zi Corporation as at December 31, 2007 and the consolidated statement of loss, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the period then ended in accordance with United States generally accepted accounting principles.

The financial statements as at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their reports dated March 29, 2007 (except for notes 13 and 20 which are as of June 15, 2007).

[signed] “Ernst & Young LLP”
Independent Registered Chartered Accountants
Calgary, Canada
March 17, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 17, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

[signed] “Ernst & Young LLP”
Independent Registered Chartered Accountants
Calgary, Canada
March 17, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated balance sheet of Zi Corporation as at December 31, 2006 and the consolidated statements of loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in accordance with accounting principles generally accepted in the United States of America.

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
Calgary, Canada

March 29, 2007 except for Notes 13 and 20 which are as of June 15, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 29, 2007, except for Notes 13 and 20 which are as of June 15, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

[signed] "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Calgary, Canada

March 29, 2007 except for Notes 13 and 20 which are as of June 15, 2007

Consolidated Balance Sheets

As at December 31,	2007	2006
(All amounts in United States of America dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$4,979,193	$1,672,847
Restricted cash	2,740,702	2,160,495
Accounts receivable, net of allowance of $454,070 (2006 - $936,731)	2,644,413	5,785,954
Prepayments and deposits	677,262	599,963
Total current assets	11,041,570	10,219,259
Capital assets - net (note 5)	931,921	906,094
Intangible assets - net (note 6)	3,721,623	3,421,717
	$15,695,114	$14,547,070

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness (note 7)	$-	$1,000,000
Accounts payable and accrued liabilities (note 17)	4,677,007	4,046,022
Deferred revenue	4,500,044	4,478,026
Future income tax (note 11)	14,636	174,400
Current portion of other long-term liabilities (note 8)	-	30,467
Total current liabitities	9,191,687	9,728,915

Contingent liabilities, commitments and guarantees (notes 13 & 15)
Going concern uncertainty (note 2)

Shareholders’ equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized,
50,557,957 (2006 – 46,688,624) issued and outstanding	114,991,895	110,635,085
Additional paid-in capital	3,860,022	3,101,201
Warrants	1,403,160	-
Accumulated deficit	(113,702,097)	(108,575,499)
Accumulated other comprehensive loss	(49,553)	(342,632)
	6,503,427	4,818,155
	$15,695,114	$14,547,070

See accompanying notes to consolidated financial statements.

[signed]	[signed]
George Tai	Donald Hyde
Chairman of the Board	Director

Consolidated Statements of Loss

Years ended December 31,	2007	2006	2005
(All amounts in United States of America dollars except share amounts)

Revenues	$13,111,002	$11,836,217	$10,614,043
Cost of sales	(263,922)	(406,463)	(355,597)
Gross margin	12,847,080	11,429,754	10,258,446

Operating expenses

Selling general and administrative	(10,531,299)	(10,728,671)	(8,764,212)
Business taxes	(1,257,662)	(925,192)	(846,478)
Litigation and legal (note 13)	(1,941,660)	(3,352,763)	(1,670,577)
Product research and development	(2,450,771)	(3,700,242)	(3,137,263)
Depreciation and amortization (note 6)	(1,670,037)	(1,667,534)	(1,125,695)
Impairment of note receivable (note 12)	–	–	(250,000)
Gain on settlement of litigation (note 13)	–	–	1,415,616
Operating loss before undernoted	(5,004,349)	(8,944,648)	(4,120,163)

Interest on capital lease obligation	(43)	(795)	(3,924)
Other interest expense	(35,570)	(17,211)	(2,368)
Interest income and other income	189,290	227,562	325,050
Loss before undernoted	(4,850,672)	(8,735,092)	(3,801,405)
Recovery (impairment) of note receivable (note 12)	130,931	(129,417)	–
Income taxes (note 11)	(1,039,458)	(885,084)	(687,515)
Net loss from continuing operations	(5,759,199)	(9,749,593)	(4,488,920)
Discontinued operations (Note 20)	632,601	(1,245,291)	(828,503)
Net Loss	$(5,126,598)	$(10,994,884)	$(5,317,423)
Basic and diluted loss per share from continuing operations (note 9 and 16)	$(0.11)	$(0.21)	$(0.10)
Basic and diluted gain (loss) per share from discontinued operations (note 20)	0.01	(0.03)	(0.02)
Basic and diluted loss per share	(0.10)	(0.24)	(0.12)
Weighted average number of common shares outstanding – basic and diluted	49,640,891	46,502,728	46,152,711
Common shares outstanding, end of year	50,557,957	46,688,624	46,272,568

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

						Accumulated
			Additional			other	Total
	Common shares issued		paid-in		Accumulated	comprehensive	comprehensive
	shares	amount	capital	Warrants	deficit	income (loss)	income (loss)
(All amounts in United States of America dollars except share amounts)

Balance – December 31, 2004	45,225,190	$106,025,634	$2,114,190	$–	$(92,263,192)	$(463,637)	$(2,448,526)

Issued on exercise of stock options	290,967	736,867	–	–	–	–
Issued on exercise of share purchase warrants	609,482	1,605,187	–	–	–	–
Issued on acquisition of subsidiary	146,929	998,136	–	–	–	–
Net loss	–	–	–	–	(5,317,423)	–	(5,317,423)
Other comprehensive loss from foreign
currency translation adjustment	–	–	–	–	–	(114,108)	(114,108)
Balance – December 31, 2005	46,272,568	$109,365,824	$2,114,190	$–	$(97,580,615)	$(577,745)	$(5,431,531)

Issued on exercise of restricted stock units	416,056	1,269,261	(1,269,261)	–	–	–
Issued restricted stock units	–	–	156,663	–	–	–
Employee stock-based compensation costs	–	–	1,340,706	–	–	–
Archer dilution	–	–	758,903	–	–	–
Net loss	–	–	–	–	(10,994,884)	–	(10,994,884)
Other comprehensive income from foreign
currency translation adjustment	–	–	–	–	–	235,113	235,113
Balance – December 31, 2006	46,688,624	$110,635,085	$3,101,201	$–	$(108,575,499)	$(342,632)	$(10,759,771)

Issued on exercise of stock options	55,000	159,184	(65,101)	–	–	–
Issued on exercise of restricted stock units	37,485	67,142	(67,142)	–	–	–
Issued under private placement	3,776,848	5,533,644	–	–	–	–
Private placement warrants	–	(1,403,160)		$1,403,160
Employee stock-based compensation costs	–	–	891,064	–	–	–
Net loss	–	–	–	–	(5,126,598)	–	(5,126,598)
Other comprehensive income from foreign
currency translation adjustment	–	–	–	–	–	293,079	293,079
Balance – December 31, 2007	50,557,957	$114,991,895	$3,860,022	$1,403,160	$(113,702,097)	$(49,553)	$(4,833,519)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31,	2007	2006	2005
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(5,759,199)	$(9,749,593)	$(4,488,920)
Items not affecting cash:
Depreciation and amortization	1,707,552	1,707,212	1,152,294
Impairment (Recovery) of note receivable	(130,931)	129,417	250,000
Stock-based compensation expense	891,064	1,544,755	–
Loss on dispositions of capital assets	65,462	24,212	5,929
Decrease (increase) in non-cash working capital:
Accounts receivable	3,141,541	(2,206,562)	970,865
Prepayments and deposits	(77,299)	(59,607)	(42,229)
Accounts payable and accrued liabilities	630,985	536,725	334,686
Deferred revenue	22,018	671,215	1,143,190
Future income taxes	(159,764)	174,400	–
Cash flow from (used in) operating activities	331,429	(7,227,826)	(674,185)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	4,130,484	–	–
Proceeds from exercise of options	94,083	–	737,722
Proceeds from issuance of warrants	1,403,160	–	1,604,332
Received from bank indebtedness (note 7)	2,000,000	1,000,000	–
Payment of bank indebtedness	(3,000,000)	–	–
Payment of capital lease obligations	(1,833)	(7,545)	(16,141)
Cash flow from financing activities	4,625,894	992,455	2,325,913
Cash flow from (used in) investing activities:
Advances to discontinued operations	–	–	(767,597)
Note receivable	–	–	(250,000)
Purchase of capital assets	(407,792)	(304,457)	(277,971)
Software development costs	(1,638,389)	(1,407,204)	(930,264)
Other deferred costs	(28,634)	(57,445)	(52,732)
Acquisition of subsidiaries	–	–	(458,466)
Recovery of impaired note receivable	130,931	–	–
Changes in restricted cash	(580,207)	(1,512,376)	114,927
Cash flow used in investing activities	(2,524,091)	(3,281,482)	(2,622,103)
Cash flow from (used in) discontinued operations
Operating activities	–	(139,328)	(472,888)
Financing activities	–	(106,650)	874,247
Investing activities	632,601	(181,199)	45,312
Cash flow from (used in) discontinued operations	632,601	(427,177)	446,671
Effect of foreign exchange rate changes on cash and cash equivalents	240,513	107,556	(93,264)
Net cash (outflow) inflow	3,306,346	(9,836,474)	(616,968)
Cash and cash equivalents, beginning of year	1,672,847	11,509,321	12,126,289
Cash and cash equivalents, end of year	$4,979,193	$1,672,847	$11,509,321
Cash and cash equivalents held in discontinued operations (note 20)	–	–	(730,004)
Cash and cash equivalents, end of year	$4,979,193	$1,672,847	$10,779,317
Components of cash and cash equivalents
Cash	$4,979,193	$1,294,185	$4,120,256
Cash equivalents	$–	$378,662	$7,389,065
Total cash and cash equivalents	$4,979,193	$1,672,847	$11,509,321
Supplemental cash flow information
Cash paid for interest	$35,613	$18,006	$6,292
Cash paid for income taxes	$940,495	$772,260	$687,515

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

1.

Nature of Operations

Zi Corporation (the “Company” or “Zi”) is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.

Going Concern Uncertainty

As at December 31, 2007, the Company had an accumulated deficit of $113,702,097 and for the year the Company incurred a loss of $5,759,199 from continuing operations. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital, if and when necessary,  to meet the Company’s obligations and repay liabilities arising from the normal course of operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern which is to achieve profitability through cost containment and revenue growth.  The Company has reduced its losses and plans to ultimately achieve profitable operations.  There is significant uncertainty that the Company will be successful in executing this plan.  Should it fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, the Company completed a private placement for net proceeds of $5,533,644.  For the year ended December 31, 2007 compared to the corresponding period in 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

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

3.

Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements are expressed in United States of America dollars (“U.S. dollars”) and prepared by management in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and the reported amounts of revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, uncertainty surrounding tax positions taken, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. Archer Education Group Inc. (“Archer”) (see Discontinued Operations note 20) and Magic Lantern Group, Inc. (“MLG”) are investments which the Company does not control but exercises significant influence. These investments, which the Company does not control but exercises significant influence over its operating, investing and financing activities, are accounted for using the equity method. With respect to MLG, the Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment.  MLG was wound up and dissolved during the year ended 2006.  The dissolution did not affect Zi’s operations as the carrying value was nil.  Since the deconsolidation of Archer in February 2006, (see note 4) the Company has been recognizing its proportionate share of losses until the fourth quarter of 2006 when the investment was reduced to zero. Dilution gains triggered by future share issuances by Archer may cause the investment to be increased at which point the Company will resume recognizing its proportionate share of losses up to the amount of the investment.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

Minority interest in earnings of consolidated subsidiaries represents the minority shareholders’ share of the after-tax net income or loss from Archer prior to the deconsolidation in March 2006.  Archer has generated losses since its inception; as a result, the Company has not allocated to minority interests their proportionate share of the losses, as the minority shareholders do not have any obligation to reimburse the Company their proportionate share of the losses.

The Company consolidates an entity’s financial statements when the Company either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity (“VIE”), which there were none at December 31, 2007 and 2006, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method. As at December 31, 2007 and 2006, there were no greater-than-50 percent-owned affiliates whose financial statements were not consolidated.

Foreign currency translation

The Company’s functional currency is the U.S. dollar. For the United States, Swedish, Chinese, Hong Kong and other Canadian subsidiaries, the functional currencies are the U.S. dollar, Swedish krona, Chinese renminbi (“RMB”), Hong Kong dollar and Canadian dollar (“CDN”), respectively. The balance sheet accounts of the Company’s foreign operations for which the local currency is the functional currency are translated into U.S. dollars at year-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the year. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity’s functional currency, are included in the consolidated statements of loss.

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Restricted cash

At December 31, 2007, the Company held the U.S. dollar equivalent of $2,740,702 (December 31, 2006 - $2,160,495) in RMB through its principal Chinese subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. (“Huayu Zi”) that was classified as restricted.  Due to Peoples Republic of China (“PRC”) government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company’s various Chinese subsidiaries and are not fully available to fund the non-Chinese operations of the Company.

Capital assets

The Company records capital assets at cost and provides for amortization over the useful lives of the assets using the declining-balance method at a rate of 30 percent for computer and office equipment, and furniture and fixtures.  Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful lives or the remaining term of the lease. The amortization periods for leasehold improvements range from one to five years. Inducements received upon entering into new leases have been deferred and are being recognized as a reduction in rent expense over the corresponding lease term.

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

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

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

Impairment of long-lived assets

The Company annually reviews the carrying value of its long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets in determining the fair value of the asset. The Company evaluated its remaining long-lived assets at September 30, 2007 and determined that no impairment had occurred.

Revenue recognition

Revenues from software licensing agreements related to the sale of the product in which the Company’s technologies have been embedded are recognized in accordance with Statement of Position 97-2 “Software Revenue Recognition” (“SOP 97-2”).

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. For contracts with multiple obligations, the Company allocates revenue to the undelivered elements of a contract based on vendor specific objective evidence of the fair value of those elements and allocates revenue to the delivered elements, principally license revenue, using the residual method as described in SOP 97-2. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

The Company reports revenue on a gross basis in PRC. The amount of taxes collected from customers and remitted to the governmental authorities was $787,632, $595,157 and $522,278 for the three years ended December 31, 2007, 2006 and 2005 respectively.

Revenues from Oztime were recognized using the percentage of completion method, whereby revenue was recorded at the estimated realizable value of work completed to date and costs incurred to date were compared to total estimated contract costs to determine whether a loss was realized.  Estimated losses on contracts were recognized when they became known.   The Oztime product has been reported under discontinued operations as its operations were included with Archer’s (see note 4).

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer’s colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student’s tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues.  Revenues from Archer have been reported under discontinued operations (See note 20).

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company evaluates the creditworthiness of its customers prior to delivery of its software and based on these evaluations, adjusts credit limits to the respective customers. In addition to these evaluations, the Company conducts on-going credit evaluations of its customers’ payment history and current creditworthiness. The allowance is maintained for 100% of all accounts deemed to be uncollectible. To date, the actual losses have been within management’s expectations.

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Company’s financial position or results of operation.  Should the Company incur any interest and penalties related to unrecognized tax benefits, these amounts will be recorded in income tax expense (see note 11).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

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

Loss per share

Loss per share is computed based on the weighted average number of shares outstanding for the year. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units (“RSUs”), and Restricted Stock Awards (“RSAs”), and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company’s own stock. Potentially diluted shares have not been used in calculating diluted loss per share for the years ended December 31, 2007, 2006 and 2005 as they were anti-dilutive as discussed in note 17.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statements of shareholders’ equity.

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

Financial instruments

Accounts receivable, cash equivalents, investments in significantly influenced companies, accounts payable, accrued liabilities, notes payable, and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair values given the relatively short periods to maturity, except for the note receivable and the investment in significantly influenced company. The carrying values for these financial instruments represent their maximum credit risk. The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

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

Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 9. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options, RSUs and RSAs.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

Effective January 1, 2006, the Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards, No. 123(R), “Share Based Payment” (“SFAS 123(R)”). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (for example, stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options granted beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting periods are not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company has recognized the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using the Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life and expected forfeiture rate of the options is based on the Company’s historical experience and judgement for various categories of employees receiving stock option grants. The Company accounts for RSAs and RSUs in accordance with SFAS No. 123(R), and records the fair value of RSAs and RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method as prescribed by APB Opinion No. 25 and related interpretations. No stock-based compensation related to option grants to employees or directors was reflected in the net loss for the year ended December 31, 2005 as all stock options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123(R), the Company’s net loss and basic and diluted net loss per share for the year ended December 31, 2005 would have been changed to the pro forma amounts indicated below:

Year ended December 31,	2005

Net loss:
As reported	$(5,317,423)
Stock-based compensation expense	(2,874,033)
Pro forma net loss	(8,191,456)
Net loss per common share:
As reported, basic and diluted	$(0.12)
Stock-based compensation expense, basic and diluted	(0.06)
Pro forma, basic and diluted	(0.18)
Stock options and RSUs issued during the year	940,375
Weighted average exercise price	$3.22
Weighted average fair value of stock options granted during the year	$2.22

The above pro forma compensation expense related to options granted pursuant to Zi’s stock option plans was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

2005
Risk free interest rate	3.0-3.8%
Expected life in years	3.7
Expected dividend yield	0%
Expected volatility	82-116%

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115”. The statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Company evaluated the SFAS 159 and determined that adopting it will not have a significant impact on the consolidated operations and financial position.

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  The Company evaluated the SFAS 157 and determined that adopting it will not have a significant impact on the consolidated operations and financial position.

The Securities and Exchange Commission (“SEC”) commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders’ equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change in accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its consolidated financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at December 31, 2007. However, the Company did in previous years have warrants that met this definition.  This issue has not been settled by the SEC and FASB.  As a result, the Company may be required to record a significant cumulative adjustment to its opening accumulated deficit in the quarter the issue is settled.

4.

Acquisitions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from their dates of acquisition.

Acquisition of Decuma AB

On January 26, 2005, the Company purchased the assets of Decuma AB (“Decuma”), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating results of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma’s intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 4.5 years). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

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

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

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

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, to be $2,950,000 or more. The Company determined there was uncertainty that Oztime’s revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.   As at December 31, 2006, Oztime’s revenues earned did not reach the required level. As a result, the escrowed shares were cancelled.

On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi’s interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a VIE, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer’s net loss for the year ended December 31, 2006, using the equity method.

Through a further private placement of Archer’s common shares and exercise of stock options from March to December 2006, the Company’s ownership in Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company’s net investment in Archer increases resulting in a dilution gain to Zi of $758,903 as at December 31, 2006, which was recorded to additional paid-in capital.

Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer for total proceeds of $632,601.  There were no contingent considerations or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss.  In addition, Archer did not complete any private placements between January 1, 2007 and March 27, 2007.  Therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer.  As a result, the full amount of the proceeds was recognized as a gain on disposal of discontinued operations in the first quarter of  2007 (see note 20).

5.

Capital Assets

		Accumulated	Net book
	Cost	amortization	value
2007
Computer and office equipment	$3,451,494	$2,524,131	$927,363
Leasehold improvements	652,821	648,263	4,558
	$4,104,315	$3,172,394	$931,921

2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

6.

Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
2007
Patents	$1,929,014	$880,893	$1,048,121
Trademarks	78,150	21,314	56,836
Customer agreements	206,669	135,275	71,394
Software development costs	14,018,585	11,473,313	2,545,272
	$16,232,418	$12,510,795	$3,721,623

2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

During 2007, $1,638,390 (2006 - $1,407,204) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for 2007 includes $1,165,665 of amortization of deferred software development costs and $165,411, $6,737 and $42,760, respectively, of amortization of patents, trademarks and customer agreements. Amortization for 2006 includes $1,084,365 of amortization of deferred software development costs and $153,492, $6,173 and $39,180, respectively, of amortization of patents, trademarks and customer agreements. The Company evaluated its other intangible assets at September 30, 2007 and 2006 and determined that no impairment had occurred.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2008	$1,079,921
2009	536,108
2010	178,873
2011	157,916
2012	131,804
Total	$2,084,622

The estimated amortization expense includes the amortization of deferred software costs whose products have been commercially released.  The Company has deferred software costs for products pending commercial release.  In addition, the Company continues to defer software costs.  The additional cost and commercial release dates for these products are uncertain; accordingly, the above table does not include the estimated amortization expense for products pending commercial release.

7.

Bank Indebtedness

On December 12, 2007, the Company secured a $2,000,000 credit facility agreement with its principal bank, HSBC Bank Canada. The loan was secured by a single trade receivable which was insured by the Export Development Canada. The outstanding amount on the loan was due on demand, or the earlier of the collection of the receivable, or January 31, 2008.  The loan was received and repaid in December 2007.  The proceeds of the loan were used to augment the cash balances for operating purposes.

The loan was secured by a first priority interest in all capital assets of the Company. The loan bore interest at the bank’s U.S base rate plus 0.5 percent per annum. The loan agreement contains a number of restrictive covenants, all of which were in compliance before repayment.

On December 7, 2006, the Company entered into a credit facility agreement (the “Loan”) with HSBC Bank Canada. Under the Loan agreement, the lender provided a demand loan of $1.0 million based on a single trade receivable of the Company’s insured by the Export Development Canada with proceeds assigned to the lender. The outstanding amount on the Loan was due on demand or the earlier of the collection of the trade receivable or March 1, 2007.  The proceeds of the Loan were used to fund the short-term liquidity of the Company. The obligation under the Loan was secured by a first priority interest in all present and after acquired personal property of the Company and a floating charge over all the Company’s present and after acquired real property. The Loan bears interest at LIBOR, plus 2 percent per annum - i.e., effective interest rate of 7.37 percent per annum.  The Loan agreement contains a number of restrictive covenants, all of which the Company was in compliance with as at December 31, 2006.  The Company repaid the Loan and accrued interest on January 12, 2007.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

8.

Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2007 was nil (2006 – $1,833). The current portion at December 31, 2007 was nil (2006 – $1,833).  There are no future minimum lease payments applicable under the capital leases as at December 31, 2007.

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2007 was nil (2006 – $28,634). The current portion at December 31, 2007 was nil (2006 – $28,634).

9.

Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. The Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit. Under the terms of the private placement, the units sold in the private placement were subject to statutory restrictions on resale, including hold periods.  The Company was required to register the shares for resale in the United States with the Securities and Exchange Commission.  The registration became effective on May 30, 2007.

Each unit issued in the private placements consisted of two-fifths of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share.  An additional eight percent commission is payable to the placement agent on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. The placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. As at December 31, 2007, there were 1,709,532 stock purchase warrants outstanding.

Nasdaq Listing

On August 10, 2007, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company was not currently in compliance with the stockholders’ equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B).  The Company applied to transfer its listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market.  The application was approved by Nasdaq and trading on The Nasdaq Capital Market commenced on September 5, 2007.

Stock-based Compensation

On July 26, 2007, the shareholders approved a new stock-based compensation plan (the “2007 Plan”), which replaces and supercedes the previous stock-based compensation plans.  The 2007 Plan provides that stock options, RSAs (in the case of participants subject to taxation in the United States) and RSUs (in the case of participants subject to taxation in Canada) may be granted by the Company to officers, directors, employees and service providers of the Company, or of any affiliate or subsidiary of the Company from time to time up to a maximum of fifteen (15%) percent of the Company’s issued capital.  The number of common shares which may be reserved specifically for issuance in respect of RSAs and RSUs shall not exceed 7,583,693 common shares.  Any expiration, cancellation or exercise of stock options pursuant to the provisions of the 2007 Plan will allow the Company to re-grant the options on a continuous revolving and reloading basis.  Any expiration or cancellation of RSAs and RSUs become available for re-granting by the Company.  Any increase in the issued and outstanding common shares will result in an increase in the maximum number of common shares reserved for issuance under the 2007 Plan.  As at December 31, 2007, the Company had 50,557,957 common shares issued and outstanding.  Accordingly, 7,583,693 common shares may be reserved for issuance under the 2007 Plan as at that date.  The 2007 Plan is required to be re-approved by shareholders every three years.  At December 31, 2007, the Company has 2,588,619 stock options, RSAs, and RSUs (December 31, 2006 – 1,035,619 stock options and nil RSUs) which are available for issuance in the future under the 2007 plan.

Stock options, RSAs and RSUs awarded under the 2007 Plan may be subject to performance criteria before vesting.  Share compensation expense is recorded if the performance criterion is likely to be achieved.  Share compensation expense is not recorded if the performance criterion is unlikely to be achieved.  Under the terms of the 2007 Plan, options, RSAs and RSUs may be granted at the discretion of the Board of Directors. The option price equals the greater of the five day weighted average or closing price of the Company’s shares on the day preceding the date of grant. The stock options, RSAs and RSUs are not assignable except to a spouse, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

In 2007, 55,000 (2006 – nil) stock options were exercised for proceeds of $94,083 (2006 – Nil).  In 2007 2,361,700 (2006 – 1,493,000) stock options were granted by the Company.  As at December 31, 2007 and 2006, the Company has a total of 4,995,075 and 3,950,000 outstanding options, respectively, which expire over a period of one to five years.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

In 2007, 37,486 (2006 - 416,056) RSUs were exercised for nil proceeds.  In 2007, nil (2006 – 87,468) RSUs were granted by the Company.  As at December 31, 2007 and 2006, nil and 49,982 RSUs, respectively, were outstanding.

Compensation expense related to stock options, RSAs and RSUs is based on the fair value of the underlying shares on the date of grant.   Compensation expense related to stock options, RSAs and RSUs granted pursuant to the stock-based compensation plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following assumptions:

	2007	2006
Risk free interest rate	3.58%-4.65%	3.9% - 4.20%
Expected term in years	1.0-4.0	3.0
Expected dividend yield	0%	0%
Weighted average volatility	89%	90%
Expected volatility	86% to 102%	55% to 103%

Stock option, RSU activity and related information for 2007 and 2006 are as follows:

2007
	Shares under options and RSUs	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of year	3,999,982	$2.49
Granted	2,361,700	1.37
Exercised	(92,486)	(1.11)
Forfeited	(48,832)	(1.84)
Expired	(1,225,289)	(2.84)
Outstanding, end of year	4,995,075	$2.25	3.37 Years	$–
Exercisable, end of year	2,741,405	$2.96	2.35 Years	$–
Weighted-average fair value of stock options granted during the year				$0.73

2006
	Shares under options and RSUs	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of year	4,106,487	$3.82
Granted	1,580,468	1.41
Exercised	(416,056)	–
Forfeited	(187,583)	(1.70)
Expired	(1,083,334)	(7.34)
Outstanding, end of year	3,999,982	$2.49	2.85 Years	$67,238
Exercisable, end of year	3,595,483	$2.67	2.66 Years	$57,575
Weighted-average fair value of stock options granted during the year				$0.85

2005
	Shares under options and RSUs	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of year	4,911,972	$3.82
Granted	940,375	1.41
Exercised	(290,967)	(2.53)
Forfeited or expired	(1,454,893)	(5.25)
Outstanding, end of year	4,106,487	$3.82	2.62 Years		$635,999
Exercisable, end of year	3,990,321	$3.83	3.66 Years	$	Nil
Weighted-average fair value of stock options granted during the year					$2.22

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

A summary of the status of the Company’s unvested options as at December 31, 2007 and 2006, and changes during the twelve month periods then ended is presented below:

2007
		Weighted average
	Shares	grant date
	under options	fair value
Unvested, beginning of year	404,499	$0.50
Granted	2,361,700	0.73
Vested	(463,697)	(0.74)
Forfeited	(48,832)	(1.03)
Unvested, end of year	2,253,670	$0.72

2006
		Weighted average
	Shares	grant date
	under options	fair value
Unvested, beginning of year	116,166	$2.31
Granted	1,580,468	0.85
Vested	(1,104,552)	(1.27)
Forfeited	(187,583)	(1.21)
Unvested, end of year	404,499	$0.50

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as at December 31, 2007:

	Total stock options and RSUs outstanding		Stock options and RSUs exercisable
		Weighted
		average remaining	Weighted average		Weighed average
Range of exercise prices	Number outstanding	contractual life	exercise price	Number outstanding	exercise price
$0.00 – $2.02	2,323,200	4.56 years	$1.24	472,030	$1.52
$2.03 – $3.03	1,275,500	3.17 years	$2.28	873,000	$2.21
$3.04 – $4.04	1,040,500	1.60 years	$3.52	1,040,500	$3.52
$4.05 – $8.06	355,875	1.53 years	$5.05	355,875	$5.05
$0.00 – $8.06	4,995,075	3.37 years	$2.25	2,741,405	$2.96
The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

	2007	2006
Selling general and administrative	$831,848	$1,208,701
Product research and development	59,216	336,054
Total stock-based compensation expense	$891,064	$1,544,755

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

As at December 31, 2007, there was $1,122,368 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.90 years. The total fair value of shares vested during the years ended December 31, 2007 and 2006 was $341,669 and $1,402,781, respectively.

10.

Equity Interest in Significantly Influenced Company

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company’s product line. MLG retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.4 percent interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002.  MLG was wound up and dissolved during the year ended 2006.  The Company’s proportionate share of the loss from MLG operations for the year ended December 31, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for (see note 12).

11.

Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007.  The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the future income tax assets will not be realized. As of January 1, 2007 and December 31, 2007, there were no unrecognized tax benefits as the Company provided a full valuation allowance against the future income tax assets based on the Company’s evaluation of the likelihood of realization of these assets.  The Company will continue to evaluate and examine the valuation allowance on a regular basis.

The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2007	2006	2005

Combined basic federal and provincial income tax rate	33.40%	33.40%	33.62%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(1,576,393)	$(3,268,251)	$(1,278,032)
Enacted tax rate adjustment differences	54,194	104,426	–
Differences in foreign statutory tax rates	(223,835)	373,247	459,992
Permanent differences	3,645,392	1,440,996	218,924
Impairment of note receivable	–	22,648	84,050
Tax exemption	(442,286)	161,635	–
Other	31,842	(56,736)	256,037
Valuation allowance	(1,101,734)	2,107,119	946,544
Consolidated income tax before undernoted	387,180	885,084	687,515
Provision for cross border transactions	652,278	–	–
Total consolidated income tax	$1,039,458	$885,084	$687,515

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

The components of future income taxes are as follows:

As at December 31,	2007	2006	2005
Capital assets	$154,977	$268,247	$201,201
Software development costs	(667,964)	(680,084)	(636,633)
Deferred revenue	87,026	(102,014)	322,027
Share issue costs	147,401	84,767	134,727
Other	(295,810)	(337,855)	47,203
Loss carry-forwards	13,791,295	19,006,279	17,843,312
Valuation allowance	(13,231,561)	(18,413,740)	(17,911,837)
Net future income tax liability	$(14,636)	$(174,400)	$–

Income tax expense is comprised of the expense for the Company’s profitable Chinese operations and a reserve for uncertain tax positions attributable to the review of the Company’s international transfer pricing policies and procedures by a government agency.  The uncertainty relates to the treatment of the Company’s international operations, including the allocation of income among different jurisdictions, and related penalties and interest.  The Company will monitor and adjust such reserves on receiving proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, previously unavailable information obtained during the course of an examination, negotiations between tax authorities of different countries concerning the Company’s transfer prices, resolution with respect to individual audit issues, the resolution of entire audits, or the expiration of statutes of limitations.    Once a final outcome is determined, the Company will adjust its tax provision accordingly.

As at December 31, 2007, and 2006, the Company recorded future income taxes of $14,636 and $174,400, respectively.  Future income taxes result from differences in tax reporting with the Company’s Chinese operations.  The Chinese tax authorities require the Company’s Chinese operations to report earnings under PRC GAAP, which differs from U.S. GAAP.  Accordingly, deferred taxes are recorded when the Company’s Chinese operations are adjusted to U.S. GAAP.

At December 31, 2007, the Company’s Canadian subsidiaries have non-capital losses of $17,928,670, which expire between 2008 and 2015 and net capital losses of $51,611,692, which do not expire and are available to reduce Canadian taxable capital gains in future years.  The Company has foreign non-capital losses of $44,101,487 of which $37,229,070 does not expire and the balance of $6,872,417 relates to a U.S. subsidiary and expires between 2111 and 2027.

The following summarizes the non-capital losses that expire in each of the next five years:

2008	$484,314
2009	1,710,526
2010	996
2011	3.826.525
2012	2,720,467
Total	$8,742,828

12.

Impairment of Note Receivable.

Archer (see note 20) was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer’s shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer. The Company’s ownership of Archer increased through the sale of its Oztime and EPI subsidiaries to Archer. Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable – December 31, 2006, U.S. dollar equivalent of $129,417.  At December 31, 2006, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114, “Accounting by Creditors for Impairment of Loan”, using a projected discounted cash flow model, the full amount of the note receivable was impaired and hence provided for.  At the time of the impairment, Archer had been unsuccessful in raising additional capital sufficient enough to repay the note and continued to post operating losses. Due to these factors it was probable that Archer would not have the necessary funds available to meet the requirements under the note.  In April 2007, Archer was able to repay the note receivable in full.  Accordingly, the Company recorded $130,931 for the recovery of the note receivable.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement required repayment on demand and provided the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the directive by Zi’s Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest.  As a result, in 2005 a provision for the full amount of the note receivable was made.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

13.

Contingent Liabilities

On November 12, 2007, the Company became aware of a lawsuit filed by AutoText Technologies, Inc., claiming, among other things, that its patent had been infringed.  In January 2008, the Company received notice that the lawsuit had been dismissed by AutoText Technologies, Inc. against all defendants without prejudice.

Commencing on March 11, 2005, the Board of Regents of the University of Texas System (“U of T”) filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (“112 Patent”) in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company’s principal competitor in the text input market and a few are customers of the Company.

The Company was not a named party in the action.  The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company’s efforts the claim against two of the Company’s customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, the Company settled the claims against four of the Company’s relatively minor customers.

While the company is not a defendant, the validity of the Company’s licensed software was legally challenged in the U of T filed federal lawsuit.  In order to defend the legitimacy of the licensed software and maintain the relationships with the licensees, the Company made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S, Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants.  The plaintiff, however, has filed an appeal.  The court has not yet determined whether it will allow the appeal. Should the appeal be permitted the Company believes it will be successful in its defense.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Entities (the “Receiver”) to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and the Company subject to certain conditions.  On April 10, 2007, the settlement agreement became effective. Pursuant to the settlement agreement, the parties agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company agreed to deliver mutual releases.

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

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross-complaint against the Company for $1.1 million in unpaid legal fees and costs, which had been accrued by the Company in its consolidated financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 for the year ended December 31, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14.

Related Party Transactions

In the course of operations the Company has transactions with related parties.  These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

The following table outlines the Company's related party transactions for the years ended December 31

	2007	2006	2005
Legal services provided by law firm in which a director is a partner	$26,382	$–	$–
Legal services provided by law firm in which a former director is a partner	$160,476	$158,078	$227,883
Fees paid on behalf of a significantly influenced company	$–	$7,247	$760
Consulting fees paid to a firm in which an officer is a partner	$296,328	$66,006	$–
Consulting fees paid to a firm owned by a former officer	$–	$34,248	$49,333

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The full amount of the note receivable including accrued interest was impaired and hence provided for (see note 12).

The following table outlines the amounts payable to related parties at December 31:
	2007	2006	2005
Due to law firm in which a director is a partner	$(1,938)	$–	$–
Due to law firm in which a former director is a partner	$(1,654)	$(57,931)	$(47,388)
Due to a firm in which an officer is a partner	$(116,000)	$(56,188)	$–

15.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2012. The Company recorded rent expense for 2007 of $745,812 (2006 – $641,113; 2005 – $573,516).

Annual rental payments under these leases for each of the next five years are as follows:

2008	$992,401
2009	836,424
2010	686,896
2011	675,074
2012	337,537
Total	$3,528,332

From time to time the Company may enter into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements.  The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations.  In order to contain the Company’s liability exposure, the more recent licensing agreements generally provide a clause nimimizing the Company’s liability.  The Company’s management actively monitors the Company’s exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

16.

Segmented Information

Zi develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi has a singular focus: to make mobile devices smarter and easier to use. Zi makes “intelligent interfaces” - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in over 60 different language databases for use around the world.

Zi’s product portfolio includes four products.  eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user’s text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user’s own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone’s full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting subsidiary’s country of residence.

Other operating expenses include unallocated segment expenses such as legal fees, public company costs and head office costs.  The accounting policies of each of the business segments are the same as those described in note 3.

The Company’s primary operations are located in North America. The Company operates two reportable business segments in five reportable geographic segments:

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

Revenues			Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income

2007
Zi Technology		$13,111,002	$1,601,040	$787,632	$11,820,707	$(1,098,377)
Corporate		–	106,512	–	3,799,460	(3,905,972)
Total		$13,111,002	$1,707,552	$787,632	$15,620,167	$(5,004,349)
Interest expense and interest and other income, net						153,677
Recovery of impaired note receivable						130,931
Loss before income taxes						$(4,719,741)

2006
Zi Technology		$11,836,217	$1,534,027	$595,157	$13,453,283	$(3,746,250)
Corporate		–	173,185	–	5,025,213	(5,198,398)
Total		$11,836,217	$1,707,212	$595,157	$18,478,496	$(8,944,648)
Interest expense and interest and other income, net						209,556
Loss before income taxes						$(8,735,092)

2005
Zi Technology		$10,614,043	$975,867	$522,278	$11,603,694	$(2,487,796)
Corporate		–	176,427	–	1,455,940	(1,632,367)
Total		$10,614,043	$1,152,294	$522,278	$13,059,634	$(4,120,163)
Interest expense and interest and other income, net						318,758
Loss before income taxes						$(3,801,405)

	2007			2006
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Zi Technology	$4,364,019	$9,155,516	$13,519,535	$4,094,355	$9,520,898	$13,615,253
Corporate	289,525	1,886,054	2,175,579	233,456	698,361	931,817
Total	$4,653,544	$11,041,570	$15,695,114	$4,327,811	$10,219,259	$14,547,070

Corporate includes non-cash compensation expense related to issuance of employee stock options, RSUs and RSAs in 2007 of $831,848 (2006 – $1,208,701; 2005 – nil). All additions to software development costs of $1,638,390 in 2007 (2006 – $1,407,204; 2005 – $930,264) are part of Zi Technology operations.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

Revenues			Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income

2007
Canada		$5,513,032	$1,434,083	$–	$9,239,551	$(5,160,602)
China		5,977,217	79,489	787,632	3,026,743	2,083,353
U.S.A.		1,038,728	6,077	–	1,754,626	(721,975)
Sweden		582,025	181,905	–	1,565,896	(1,165,776)
Other		–	5,998	–	33,351	(39,349)
Total		$13,111,002	$1,707,552	$787,632	$ 15,620,167	$(5,004,349)
Interest expense and interest and other income, net						153,677
Recovery of impaired note receivable						130,931
Loss before income taxes						$(4,719,741)

2006
Canada		$5,832,869	$1,417,331	$–	$11,628,079	$(7,212,541)
China		4,751,684	99,719	595,157	2,811,919	1,244,889
U.S.A.		935,956	6,606	–	2,244,921	(1,315,571)
Sweden		315,708	169,160	–	1,688,014	(1,541,466)
Other		–	14,396	–	105,563	(119,959)
Total		$11,836,217	$1,707,212	$595,157	$ 18,478,496	$(8,944,648)
Interest expense and interest and other income, net						209,556
Loss before income taxes						$(8,735,092)

2005
Canada		$4,175,334	$905,639	$–	$6,801,134	$(3,531,439)
China		5,019,599	53,971	522,278	2,739,411	1,703,939
U.S.A.		1,021,769	14,246	–	2,024,754	(1,017,231)
Sweden		397,341	164,042	–	1,406,772	(1,173,473)
Other		–	14,396	–	87,563	(101,959)
Total		$10,614,043	$1,152,294	$522,278	$ 13,059,634	$(4,120,163)
Interest expense and interest and other income, net						318,758
Loss before income taxes						$(3,801,405)

	2007			2006
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Canada	$3,382,152	$3,844,589	$7,226,741	$2,803,787	$4,637,029	$7,440,816
China	117,690	6,178,888	6,296,578	192,608	5,059,157	5,251,765
U.S.A.	17,117	513,117	530,234	23,193	246,866	270,059
Sweden	1,136,585	501,236	1,637,821	1,229,044	258,745	1,487,789
Other	–	3,740	3,740	79,179	17,462	96,641
Total	$4,653,544	$11,041,570	$15,695,114	$4,327,811	$10,219,259	$14,547,070

The Canadian and U.S. operations include the majority of the non-cash compensation expense related to issuance of employee stock options, RSUs and RSAs in 2007 of $891,064 (2006 – $1,544,755; 2005 – nil).  All additions to software development costs of $1,638,390 in 2007 (2006 – $1,407,204) are part of Canadian and U.S. operations.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

17.

Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

As at December 31,		2007	2006
Trade accounts payable		$1,539,077	$1,174,585
Withholding tax and income taxes payable		1,456,586	876,546
Compensation		1,149,682	1,285,652
Accounting and other compliance		441,146	315,641
Litigation and legal		11,784	327,048
Other accrued liabilities		78,732	66,550
Total		$4,677,007	$4,046,022

The following table high-lights the change in the Allowance for Doubtful Accounts:

For the year ended December 31	2007	2006	2005
Balance, beginning of year	$936,731	$426,697	$154,108
Charged to costs and expenses	192,938	750,535	278,589
Deductions and recovery	(675,598)	(240,501)	(6,000)
Balance, end of year	$454,070	$936,731	$426,697

Loss per share

In 2007, anti-dilutive stock options, RSUs, RSAs, warrants and performance based escrowed shares of 6,704,607 have been excluded in the calculation of diluted loss per share (2006 – 3,999,982; 2005 – 4,959,869).

18.

Economic Dependence

In 2007, five Zi Technology customers accounted for 58 percent or $7,603,510 (2006 – 51 percent or $6,030,446; 2005 – 46 percent or $4,865,398) of the Company’s total revenues.  The loss of one or more of these customers could significantly affect the Company’s revenues.

19.

Subsequent Events

On February 1, 2008 the Company received a NASDAQ Staff Deficiency Letter dated January 30, 2008 stating that the bid price of Zi’s common shares had closed below U.S. $1.00 per share for 30 consecutive days. As a result, in accordance with Marketplace Rule 4310(c)(8) (“the Rule”), Zi is granted 180 calendar days, or until July 28, 2008, for the bid price of its common shares to close at U.S. $1.00 or more for a minimum of 10 consecutive business days. If the Rule requirements cannot be demonstrated by July 28, 2008, but Zi continues to meet the initial listing criteria, NASDAQ will provide an additional 180 calendar days to meet the Rule requirements. If during the first 180 day compliance period, or if applicable, the second 180 day compliance period, Zi does not meet the Rule requirements by trading above U.S. $1.00 for a minimum of 10 consecutive business days, NASDAQ will provide written notification that Zi’s common shares will be delisted from The NASDAQ Capital Market. If necessary, Zi would have the right to appeal the delisting notice to a NASDAQ Listing Qualifications Panel.

Zi’s listing is unaffected and will continue to trade on The NASDAQ Capital Market. As a result of the notice, Zi has an initial period of 180 days to meet the Rule requirement. Management will focus on continuing to improve the financial fundamentals of Zi and communicating results with shareholders and investors in order to meet the Rule requirements within the prescribed time period.

20.

Discontinued Operations

On March 12, 2007, Zi received an offer to purchase its minority interest in Archer.  The offer was presented and approved by the Company’s Board of Directors on March 22, 2007.  Effective March 27, 2007, the Company sold its minority interest in Archer for total proceeds of $632,601.  There were no contingent considerations or performance criteria in the sale agreement.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

Because the Company’s management had not previously been given a mandate by the Board of Directors to locate a purchaser for its investment in Archer, Archer was initially included in the Company’s consolidated operating loss for all previous periods. For the years ended December 31, 2007, 2006, and 2005, Archer’s operating results have been reclassified to discontinued operations, net of income taxes (see note 11) and disclosures elsewhere to conform with this change.

For the year ended December 31	2007	2006	2005
Revenues	$-	$555,523	$770,470
Cost of sales	-	(22,696)	(248,689)
Operating expenses	-	(893,177)	(1,368,110)
Interest income	-	9,032	41,746
Non-controlling interest	-	-	(23,920)
Equity interest loss in Archer (March 1, 2006 to December 31, 2006)	-	(893,973)	-
Gain on disposal of discontinued operations	632,601	-	-
Net loss	$632,601	$(1,245,291)	$(828,503)

Prior to the completion of the sale, Archer’s operating results had been categorized as the Company’s e-Learning business segment.

Prior to 2005, Zi conducted its e-Learning business segment through Oztime Education & Network Technology Co. Ltd. (“Oz”) and English Practice Inc. (“EPI”).  Archer was incorporated in February 2005 for the purpose of acquiring Oz and EPI and continuing the e-Learning Business Segment.  Effective March 1, 2006, Archer was deconsolidated and accounted for under the equity method.  See note 4 “Acquisition of Archer Education Group Inc.”

The Company has recognized its proportionate share of the loss of Archer’s operations for the period between March 1, 2006 and December 31, 2006, in the amount of $893,973, and appropriately reduced its investment in Archer by the same amount. As at December 31, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment.  As at December 31, 2006,  the equity interest loss in Archer had exceeded Zi’s investment in Archer.  The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment.  No further losses will be recognized as Zi has no commitment to fund further losses.  As a result, the full amount of the proceeds was recognized as a gain on disposal of discontinued operations for the period ended March 31, 2007.

As Archer was deconsolidated on March 1, 2006 and Zi’s equity interest in Archer was written down to nil value as at December 31, 2006, no assets or liabilities are applicable as at December 31, 2007 and 2006, as they were either written down or sold.